
13003074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 6, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant's name into English)

Wittelsbacherplatz 2
80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIEMENS

Energy efficiency

Next-generation healthcare

Industrial productivity

Intelligent infrastructure solutions

Thinking for the long term Providing answers

Annual Report 2013

siemens.com

SIEMENS

Energy efficiency

Next-generation healthcare

Industrial productivity

Intelligent infrastructure solutions

Siemens at a glance

Fiscal 2013

siemens.com

Company Report 2013

Living our visions
Achieving our goals

Living our visions
Achieving our goals

RUS | Kirishi, Russia | Energy solutions | pages 4-21


Kirishi

How do you convert an aging power station into one of the most efficient combined cycle power plants in Russia? How can you produce energy more efficiently while protecting the climate? Kirill Gamburger and Denis Bashuk report on a project that has implications for power generation far beyond Russia's borders.
WWW.SIEMENS.COM/AR/REPORT-ENERGY

Generating power more efficiently
Protecting the environment

A single report An integrated approach

Welcome to Siemens' Annual Report for 2013. This year, we've combined our previously separate Annual and Sustainability Reports to provide an integrated overview of our Company's key topics. We trust you'll find it interesting and informative. And don't miss the related website, which includes a wide range of impressive video and picture material as well as links to further information.
WWW.SIEMENS.COM/ANNUAL-REPORT

Enhancing industrial productivity
Creating efficient solutions

USA | York Harbor, U.S. | Industry solutions | pages 40-59


York Harbor

What are the challenges facing people who need joint replacements? What role can industry software play in producing prosthetics? And what does the future hold for developments in this area? Three questions from three different perspectives: Gordon France, Sabine Fietz and Professor Berend Denkena provide answers and offer insights into an important topic for today and tomorrow.
WWW.SIEMENS.COM/AR/REPORT-INDUSTRY

IND | Gurgaon, New Delhi, India | Healthcare solutions | pages 22-39


Gurgaon

How can the medical challenges facing the Indian subcontinent be mastered? How can access to affordable healthcare be expanded? And how can advanced medical technologies help make it all happen? Dr. Naresh Trehan, founder of "Medanta – The Medicity," and heart surgeon Dr. Namrata Gaur have been addressing these questions for years. To make high-quality healthcare services affordable for as many people as possible – that's their aspiration.

WWW.SIEMENS.COM/AR/REPORT-HEALTHCARE

Providing high-quality medical technology

Improving healthcare

Making visions a reality

Targeting actions

Making infrastructures more intelligent

Enhancing quality of life

AUT | Vienna, Austria | Infrastructure solutions | pages 60-79


Vienna

What makes an already very livable city even more livable? How are intelligent infrastructure solutions improving the quality of urban life? And what makes these solutions intelligent in the first place? Mayor Michael Häupl and the Freimüller-Köhler family talk about their hometown of Vienna – one of the most livable cities in the world.

WWW.SIEMENS.COM/AR/REPORT-IC

Corporate strategy | pages 80-85

How can we create sustainable value? What are our goals? And how do we measure the success of our business activities? To find out, take a look at our strategy report, which provides an overview of the principles that are guiding our actions and helping us achieve our aim of creating sustainable value.

WWW.SIEMENS.COM/AR/STRATEGY



"How can we better protect our environment with new technologies?"

Kirill Gamburger – Siemens engineer – St. Petersburg, Russia

I love being an engineer, and I'm very passionate about my work. I guess you could say engineering runs in my family. My grandfather was an engineer, and both my mother and my father are engineers. So our family lives and breathes the profession. While studying in St. Petersburg and Finland, I learned how technology enables us to meet the major challenges of our time. At Siemens, I'm now drawing on this experience. As the engineer responsible for servicing and maintaining the upgraded unit at the Kirishi combined cycle power plant, I'm helping drive ecofriendly power generation in Russia.

RUS | Kirishi | 59°27'N, 32°1'E | Population: about 53,000


Kirishi

Leveraging business opportunities

"How can we generate more electricity with less natural gas?"

Denis Bashuk – General Manager of OGK-2 – Moscow, Russia

As one of the largest energy utilities in Russia, OGK-2 currently generates about 8% of the country's electrical power. To meet the continually growing demand for electricity, we're not only building new power plants but also upgrading many of our older steam-driven facilities, which date back to the days of the Soviet Union. As chief engineer at the Kirishi power plant, I personally supervised the plant's modernization, and as general manager of the company that operates it, I'm now seeing the results. What's my conclusion? Siemens' high-efficiency combined cycle power plant technology is a winner.



Efficient power production for Russia

"I must admit I feel quite proud when the lights come on in St. Petersburg."

Siemens' energy solutions | Power plant modernization



Kirishi, Russia

There are some cities whose magic truly comes alive at night – and St. Petersburg is certainly one of them. Whether in summer, when the city stays light for up to 20 hours a day during the famous "white nights," or in winter, when the former czarist capital is covered in snow and its historic buildings are spectacularly illuminated, residents and tourists alike are enchanted by nighttime in St. Petersburg – a city of more than a million inhabitants and the world's northernmost metropolis. Kirill Gamburger has good reason to be proud of St. Petersburg's nocturnal charm because he's one of the people who helps ensure that its handsome avenues are brightly lit: "When the lights come on, I know that my power plant in Kirishi is operating smoothly at full load." The 27-year-old Siemens engineer is responsible for maintaining and servicing two gas turbines, two generators and the automatic control system at the power plant in Kirishi, a town about 170 kilometers southeast of St. Petersburg. The facility supplies electricity to residents and businesses across northwestern Russia. "I'm responsible for Unit 6, which is Russia's biggest combined cycle power plant," explains Gamburger. Originally built during the Soviet era as a steam power plant, the facility has now been upgraded by Siemens.




2
1

1 – Siemens engineer and project manager Kirill Gamburger enjoys living and working in St. Petersburg, where he also completed his university studies in engineering.

2 – View of St. Petersburg at night, from St. Isaac's Cathedral. In the summer, the city stays light very late, and street lighting is required for only a few hours before the sun rises again.





1 – The turbine hall of Unit 6 at the Kirishi power plant is enormous. Siemens engineer Andrey Lukashkin (right) is on site five days a week, working with plant employees to monitor the system.

2 – Once a month, Kirill Gamburger (left) travels from St. Petersburg to Kirishi to consult personally with his Siemens colleague Andrey Lukashkin, who works at the plant.

Siemens project manager Kirill Gamburger is responsible for ensuring that the upgraded Unit 6 at the Kirishi power plant operates smoothly. The engineering profession runs in the blood of this passionate engineer. Gamburger, who also devotes his free time to technology-related pursuits, is descended from three engineers – following in the footsteps of not only his mother and father but of his grandfather as well. And he's not the only family member to uphold the tradition: his brothers also studied engineering in St. Petersburg. At Siemens, Gamburger can put his skills to the test: "I'm primarily responsible for long-term service agreements that run for six to twelve years – or 50% to 100% of a gas turbine's entire lifecycle. I organize the delivery of replacement parts, recruit employees, prepare work plans and schedules, and coordinate all these processes in consultation with the plant staff." Gamburger will remain in charge of Kirishi's repowered Unit 6 throughout its lifecycle since plant operator OGK-2 and Siemens have signed a service agreement for the gas turbines and generators that extends from 2013 to 2025.

The growing energy needs of a vibrant region

Russia's huge reserves of natural gas and petroleum are extremely important for the country's economy and its roughly 143 million inhabitants as well as for meeting the energy needs of Europe and Asia. As one of the world's largest electricity producers, Russia is facing new challenges. According to Russian government forecasts, demand for electricity will increase 50% by 2030. The problem is that many of the country's power plants are outdated. According to Russia's Ministry of Energy, half the country's steam power plants have been in operation for anywhere from 32 to 50 years, and another 22% were commissioned over 50 years ago. In view of the low efficiency of many of these plants, Russia is investing heavily to expand its power-generating capacity.

But supply bottlenecks cannot be eliminated simply by building new power plants. The only way to ensure that businesses and residents have ample, reliable supplies of power is to boost the efficiency of existing plants as well. Russia currently generates most of its electricity at aging steam power plants. Our upgrade at Kirishi impressively demonstrates how the peak output and energy efficiency of existing facilities can be dramatically improved.

Energy-efficient and environmentally friendly

A failure at Kirishi's Unit 6 would have negative consequences for the power supply in St. Petersburg and across the northwestern region of Russia. As project manager, Kirill Gamburger has a great deal of responsibility for the power plant's availability and performance. He also keeps a close eye on operating costs for his customer: "We're now making better use of valuable natural gas, and our customer is benefiting from substantial cost savings. Just consider the comparison: the efficiency of the old units was 38%, while the new units are reaching 55%. That means we need one-third less natural gas to generate the same amount of electricity." And this increased efficiency also benefits the environment: "One-third less natural gas per kilowatt-hour of electricity means one-third fewer emissions of climate-damaging carbon dioxide per kilowatt-hour," notes Kirill Gamburger. → PAGE 21

Increase in capacity | 500 MW

The modernization of Unit 6 at the Kirishi power plant nearly tripled the unit's installed capacity, from about 300 to 800 megawatts.



Lots of electricity from hot exhaust gases

The retrofitted Unit 6 at the Kirishi facility is a state-of-the-art combined cycle power plant of the kind that Siemens has installed in many parts of the world over the last few years. Our advanced technology enables the highly efficient use of fuel (natural gas *in Kirishi's* case). When the fuel is burned, thermal energy is converted into mechanical energy, which drives a gas turbine – as in a jet engine. The gas turbine is connected via a shaft to a generator, which produces electricity. When emitted, the turbine's exhaust gases have a temperature of between 500°C and 600°C. At Kirishi, these gases no longer go unused but are harnessed to produce steam, which is then used to generate additional energy. Thanks to this technology, combined cycle power plants are the most efficient type of conventional power plant.

Efficiency | 55%

Prior to the upgrade, Unit 6 achieved an efficiency of 38%. Thanks to our innovative systems, 55% of the energy contained in the natural gas used to drive the unit's turbines is now being converted into electrical energy.



Two gas turbines | more than 300 turbines

We've sold more than 300 of our SGT5-4000F turbines worldwide. In addition to the turbines' high output, customers value their low emissions and efficient fuel use.

Reduction in gas consumption | **104 g/kWh**

Unit 6 now needs exactly 220 grams of natural gas to generate one kilowatt-hour of electricity. Prior to the upgrade, 324 grams were required to generate the same amount.

Two generators | **640 MW**

The culmination of our many years of experience in producing generators, each of the two SGen5-1000A generators that we installed at Kirishi has a capacity of 320 megawatts.

Control system | **24 hours**

Extremely reliable and easy to operate, our advanced control system at Kirishi facilitates everyday processes. All employees – from shift supervisors to service engineers – can perform their work from nearly any location in the plant, around the clock.





1 – During a visit to Kirishi, Denis Bashuk, the general manager of power plant operator OGK-2, surveys the entire plant from the meeting room.

2 – The Kirishi power plant was built in the mid-1960s. Unit 6, pictured here, was commissioned in the early 1970s as a conventional steam power plant. The unit was upgraded and expanded by Siemens in 2012.

"We can now dispense with the use of environmentally harmful heavy oil."

Denis Bashuk is the general manager of the Russian energy utility OGK-2. Before assuming this position, he was chief engineer at the Kirishi power plant, where he headed one of Russia's largest projects to upgrade and boost the efficiency of a conventional steam power plant. Bashuk's positive experience working with Siemens convinced him to rely on us for servicing Kirishi and for retrofitting other plants with our technologies.

The updated Unit 6 at Kirishi has been in regular service since 2012. Have your expectations been fulfilled?

Denis Bashuk: This interview has given me a good reason to come back to Kirishi from our Moscow headquarters and see for myself how well Unit 6 is performing. As chief engineer at Kirishi, I oversaw the unit's modernization from 2005 to 2008. At that time, I was very anxious to see if all the ambitious target parameters could be fulfilled. And Siemens kept its word. The new turbine unit, which has a capacity of 800 megawatts, has increased our efficiency

Our answers to the challenges of climate change

Worldwide power generation (in terawatt-hours)


36,600
+13,800
22,800
Renewables[1]
Hydro
Nuclear
Gas
Oil
Coal
2012
2030

1 Excluding hydro
Source: Siemens

How will we generate the power we'll need in the future? This is a pressing question for many countries today, even though the challenges vary from place to place. While the demand for electricity is soaring in the world's emerging markets, cost-efficiency and, in some cases, climate protection are the primary concerns in the industrialized countries. A wide range of diverse measures will be required to meet all these challenges. Energy systems around the world are becoming much more complex. The linear energy-conversion chain of the past is evolving into a complex power matrix comprising many different producers and consumers.

We're ideally positioned to master these challenges. Our portfolio encompasses energy-saving products, solutions and services in the fields of resource-conserving and climate-friendly power generation, low-loss power transmission and intelligent power distribution via smart grids.

Generating power while minimizing resource use and environmental impact

Expected increase in capacity
from new power plants, 2013 – 2030 (in gigawatts)


China
1,584
EU
813
USA
697
India
671
Combined Cycle
Simple Cycle
Steam
Nuclear
Hydro
Wind & Solar
Other

Source: Siemens

The future of power generation will depend on achieving a balanced energy mix. One key focus will be to expand the use of renewables. As the leading provider of offshore wind turbines, we're playing a vital role here. For example, we built the world's largest offshore wind farm, the London Array, off the coast of the UK. The installation's 175 turbines are now generating enough power to supply about 500,000 British households with green electricity.

Flexible, high-efficiency fossil-fuel power plants will also be needed to ensure reliable power supplies. The most efficient fossil-fuel power plants are state-of-the-art combined cycle plants, whose fuel consumption per kilowatt-hour is about one-third less than the average figure for the world's gas-fired fleet. Even greater efficiency can be attained using combined heat and power plants, which generate both electricity and heat in the form of steam or hot water. The net efficiency of the gas-fired cogeneration plant that we're now building in Düsseldorf, Germany is expected to exceed 61%. When the thermal energy that will be diverted for district heating is also included in the equation, overall fuel utilization efficiency increases to 85%.

Distributing power intelligently

Comparison of power transmission systems

HVDC

3–5% (including conversion losses) power loss

Conventional



6–10% power loss

HVDC – High-voltage direct-current transmission
Conventional alternating-current transmission
Source: Siemens

Ideally, renewable energy sources are utilized where they're most abundant. However, installations for harvesting renewables are often located far from consumption centers, making the expansion of long-distance transmission grids a key priority. Today's grid of choice is based on high-voltage direct-current (HVDC) transmission technology, which is one of our strengths. We're a leading provider of products and solutions that enable the low-loss transmission of large amounts of electricity over long distances.

In consumption centers, the growing but fluctuating feed-in of electricity from renewable sources can lead to supply instability. Our smart grids safeguard the stability and security of power supplies – for example, by balancing supply and demand with the help of innovative software solutions.

Because the amount of power provided by the wind and the sun fluctuates, energy storage solutions are becoming increasingly important. We're working intensively to develop new solutions for storing large quantities of surplus power. Among other projects, we're testing electrolysis systems that convert surplus electricity into storable hydrogen, which can then be used to power fuel-cell vehicles, for example.

Slashing electricity consumption

Saving energy with intelligent building systems

40%

of the energy used worldwide is consumed by buildings

21%



of greenhouse gas emissions originate from buildings

30%

reduction in energy consumption with Siemens' intelligent building technologies

Sources: United States Department of Energy, "Energy consumption by application in commercial buildings," and International Energy Agency (IEA), "World Energy Outlook 2008"

The cleanest electricity is always the electricity that's not used at all. The potential for reducing energy consumption and thus cutting costs is particularly high in buildings, industrial production and transportation. We provide technologies that match power consumption to availability. For example, our demand management systems are helping more and more consumers use power when supplies are high and rates are low.

Our intelligent building technologies are boosting the energy efficiency of residential and commercial buildings while enhancing comfort and productivity for users. Comprising a wide range of solutions and services, our building management systems control everything from electrical installations and heating, ventilation and air conditioning systems to lighting, access control, video surveillance and fire safety solutions.

In the area of transportation, electric mobility is of major significance. Whether in buses, trains or cars, our electric motors are about three times as efficient as internal combustion engines. And transportation isn't the only area in which electric motors are providing answers. They're also optimally suited for use in industry, where they power conveyor belts and pumps, for example. Electric drive systems currently account for nearly two-thirds of industrial power consumption, which our optimized drive solutions can slash by up to 70%.

in generating electricity from natural gas from the earlier level of 38% to 55% today. As a result, we now need one-third less natural gas to produce the same amount of electricity.

Why did OGK-2 choose Siemens as its partner for this project?

Denis Bashuk: We first started thinking about repowering the turbine unit around 2004. There were various technical possibilities, and several companies submitted interesting offers for turnkey solutions. One argument in favor of Siemens was that its gas turbines fit in perfectly with our modernization concept. A high degree of operational reliability was also important to us, and we were impressed with Siemens' very good references in this respect. In previous years, Siemens had built more than a hundred similar turbines, which were consistently praised by their operators.

You trust us so much that OGK-2 has commissioned Siemens to service Unit 6 until 2025.

Denis Bashuk: Yes, that's in line with our philosophy. We prefer it when the original manufacturer takes responsibility for maintaining and servicing its systems. Our contract with Siemens is for twelve years, and we're confident that we won't have any problems with service and maintenance during this time.

What impact is the upgrade of Unit 6 having on the environment?

Denis Bashuk: A very positive one! Since the power plant now utilizes natural gas much more efficiently than before, we've substantially lowered our emissions of carbon dioxide and nitric oxide. What's more, we no longer need to burn heavy oil as well in order to generate electricity. Unfortunately, that used to be the case, particularly during peak load times in the autumn and winter. In the winter of 2012/2013, just a few months after the upgrade was completed, we were able to dispense with the use of heavy oil for the first time ever.

As the general manager of a major power plant operator in Russia, how do you see the sustainable energy mix of the future?

Denis Bashuk: To achieve a sustainable energy mix in the European part of our country, we need to keep improving our efficiency in burning fossil fuels. The best way to do that is to convert our older steam power plants into advanced combined cycle power plants. We've only recently begun to use this technology in Russia. New and upgraded combined cycle power plants are also my preferred solution for meeting the growing demand for electricity in Russia while minimizing the consumption of primary energy.

What is OGK-2 planning in this regard?

Denis Bashuk: We're truly impressed with the results of Siemens' upgrade of Unit 6 at Kirishi. At the moment, OGK-2 is building two new units, at the Cherepovets and Serov power plants, using combined cycle turbines from Siemens for both projects. And the construction of a third unit is in the planning phase.





The young engineer has good reason to be pleased and even quite proud of his work because he's making a major contribution to providing reliable energy while also helping protect the environment in the region around St. Petersburg: "I think we have to do even more to minimize environmental impact. But things are moving in the right direction: environmental protection is becoming more and more important to the people of Russia." This shift in attitude is also being supported by the government, which has put in place the underlying economic, organizational and legal prerequisites for producing electricity more efficiently and reducing energy consumption.



Reduction in energy consumption | 33%

The power plant's upgraded unit now requires one-third less natural gas to produce the same amount of electricity.

A new generation of engineers

The thing that Kirill Gamburger appreciates most about his job is the teamwork with highly committed fellow employees. Whether for small-scale "hot-section" inspections or major inspections of the turbines in Unit 6, he can always count on his well-qualified coworkers. "We're a great team, because we have some of the world's top experts when it comes to building and servicing leading-edge combined cycle power plants." And the cooperation doesn't stop at Russia's borders: Gamburger, who's been at Siemens since 2009, regularly consults with his colleagues in Berlin and Erlangen, Germany.

The engineers and technicians also communicate frequently with their counterparts at the other Russian power plants that use gas turbines from Siemens. Kirill Gamburger especially enjoys his work at the plant in Kirishi: "There are lots of young people employed in engineering and project management at the Kirishi power plant now. By joining forces, we quickly find solutions – even when looking for answers to difficult and complex questions." Gamburger usually travels from St. Petersburg to Kirishi once a month to meet with the plant's managers and engineers. Telephone conferences are held each week, to keep everyone up-to-date.

Kirill Gamburger has set ambitious goals for his future. Having already earned two engineering degrees, he's now working on a degree in economics at the State Polytechnical University in St. Petersburg – with support from Siemens. "I feel very connected to Siemens. My cousin, who, like me, is an engineer, also works for Siemens in St. Petersburg. At the moment, he's expanding his knowhow during a stint at the head office in Erlangen. Only a company like Siemens offers opportunities like that."

In the Gamburger family, today's generation is reversing the route taken by their ancestors, who emigrated from Germany to Russia around 100 years ago to help build the Trans-Siberian Railway. "That explains our German-sounding name, which is anything but common in Russia," says Gamburger with a grin. "Since it's easier to pronounce a 'g' than an 'h' in Russian, our original name 'Hamburger' got changed to 'Gamburger' at some point." So for Kirill Gamburger, working for Siemens is, in a sense, like closing the circle. ←

WWW.SIEMENS.COM/AR/REPORT-ENERGY

WWW.SIEMENS.COM/AR/REPORT-ENERGY-MOVIE



1
2

1 – Via long-distance overhead transmission lines, the Kirishi power plant supplies electricity to Russia's entire northwestern region – all the way to Murmansk, which is north of the Arctic Circle.

2 – Kirishi is about 170 kilometers southeast of St. Petersburg. The economy of this heavily wooded area is based on forestry, wood processing and paper production.



"How can we make healthcare accessible to each and every individual?"

Dr. Namrata Gaur – Cardiac surgeon – Gurgaon, New Delhi, India

As a doctor, I want everyone in India to have high-quality healthcare – regardless of their social status, gender or age. At our hospital complex, "Medanta – The Medicity," we're already moving toward this goal: we deliver healthcare at prices that are 20% to 30% lower than those of comparable facilities in India. And, with support from Siemens, we also operate a mobile clinic that my colleagues take to rural areas, performing checkups, providing free treatment and offering local residents healthcare information.

IND | Gurgaon | 28°28'N, 77°1'E | Population: about 1.5 million


Gurgaon

"How can we make top-quality healthcare affordable?"

Dr. Naresh Trehan – Cardiac surgeon and Chairman of "Medanta – The Medicity" – Gurgaon, New Delhi, India

Many years ago, I started out with a vision: to set up a hospital in India where people would receive world-class care at affordable prices. Today, the patients at Medanta get the best care available in a wide array of specialized areas, from heart surgery to traditional Indian medicine. Our physicians, who are among the most qualified in the country, are also involved in clinical research, training and education. Software solutions and imaging systems from Siemens are helping make outstanding health-care affordable by ensuring the efficiency of our workflows.





1 – Dr. Namrata Gaur in her element: after performing successful cardiac surgery on a baby, she gives the young mother an optimistic prognosis.

Enabling access to healthcare

"I want to help people and enhance their quality of life."

Siemens' healthcare solutions | Medanta – The Medicity

Gurgaon, New Delhi, India

It was during an operation that Dr. Namrata Gaur realized the direction she wanted to take: the aspiring young doctor was so fascinated by the patient's beating heart that she vowed to become a cardiac surgeon. Her father, also a physician, warned her about the tough, predominantly male domain of heart surgery, in which there were only a few hundred female practitioners worldwide. But Dr. Gaur had made up her mind. And to this day, the experienced surgeon is still just as fascinated: "The heart is more than just a muscle; it's home to the emotions, romance and love. Even children know that it's something special. When I operate on the heart, I'm touching the soul of my patients."

Serving many patients from the surrounding countryside

Dr. Namrata Gaur operates on two to three patients a day, six days a week. Heart surgery is one of Medanta's areas of specialization. Each year, some 4,000 cardiac patients receive treatment or undergo surgery at the hospital, which is located in Gurgaon, a booming city of 1.5 million near New Delhi. Opened in 2009, the multi-specialization medical complex boasts a total of more than 20 specialist areas under one roof – from cardiac surgery to oncology.

The founder, Chairman and Managing Director of Medanta is Dr. Gaur's mentor, the Indian cardiac surgeon Dr. Naresh Trehan, who established Medanta with the aim of making world-class healthcare affordable for as many people as possible. Four years after the hospital's inauguration, Dr. Gaur is convinced that this mission is being fulfilled: "Our 1,250 beds, 350 critical-care beds and 45 operating rooms are always full. Many patients come from nearby rural areas or from neighboring countries such as Uzbekistan, Iran, Afghanistan and Pakistan."






SIEMENS
Artis





1 – Physicians in a Medanta heart catheter lab use a Siemens Artis Zee angiography system to assess the condition of a patient's blood vessels.

2 – All five of Medanta's cardiac catheterization laboratories are equipped with Siemens technology. Our *syngo*.via software enables surgeons and radiologists to view patient images on screen.



Cardiac operations per year | about **4,000**

Within a few short years, Dr. Naresh Trehan has made his vision of creating "the best hospital between Berlin and Tokyo" a reality.

One of the reasons why Dr. Namrata Gaur is so enthusiastic about working at Medanta is its state-of-the-art technology: "I can access all of a patient's electronic health records from virtually any computer at the hospital, even during an operation. And that facilitates and accelerates decision-making – for the benefit of my patients." Software from Siemens enables all patient data, including images such as X-rays and angiograms, to be stored on a single platform – for all departments at the hospital.

Siemens technology makes work easier

What's more, the imaging data in the electronic health records is supplied by Siemens systems. When it comes to CT, MRI and PET scanners as well as X-ray and ultrasound systems, Medanta relies primarily on high-quality products from Siemens. The committed heart surgeon knows how important that is: "In medical school and during my specialist residency program, I often used Siemens systems. They provide precise results and are both user-friendly and extremely reliable. Now I use them to monitor my work as I operate. Is the heart valve or bypass working, or is there leakage? With a Siemens cardiac sonogram, I can see immediately and take corrective action if necessary." However, technology from Siemens not only promotes positive patient outcomes. "Thanks to the best equipment and digital networks," states hospital head Dr. Naresh Trehan with conviction, "we work very productively, our doctors have more time for their patients, and we can still deliver healthcare at affordable prices." → PAGE 38

Healthcare technology for many specialties under one roof

At the multi-specialization Medanta healthcare facility, Siemens has turned the vision of the largely digitized hospital into reality. The chemical development of film, for many years standard practice with X-ray equipment, is a thing of the past at Medanta, as are long rows of patient files. All examination results are stored electronically. Together with their colleagues in other rooms at the hospital and even at other facilities, clinicians can view X-rays and other images on screen. The attending physician and the nursing staff can access each image on a secure drive at virtually every computer[1] in the hospital. The flow of data is particularly efficient because nearly all the hospital's imaging systems are from Siemens and communicate with the system via uniform data formats and interfaces.

1 Prerequisites include: Internet connection to clinical network, DICOM compliance, meeting of minimum hardware requirements and adherence to local data security regulations.



SOMATOM Definition Flash | **1 mSv**

can reduce radiation dose during heart scans to less than one millisievert.



Artis zeego with *syngo* DynaCT Cardiac | **360°**

is an integrated industrial robotic technology that – by enabling a highly flexible rotation around the human body – creates CT-like cross sections from which 3D images can be generated before, during and after therapeutic interventions.



MAGNETOM Espree | **70 cm**

features a 70-centimer inner bore – to increase patient maneuverability and facilitate scans of obese and claustrophobic patients.



Biograph™ mCT | **5 minutes**

enables whole-body PET-CT scans in only five minutes – for a high level of patient comfort.

syngo.plaza, _syngo_.dynamics and _syngo_.via | + efficiency



enable – as IT systems for radiology, cardiology and other clinical departments – the more efficient and precise reading and archiving of patient images.

Artis Zee with _syngo_ DynaCT Cardiac | 3D images

allows 3D imaging that enhances the precise evaluation and effectiveness of the latest cardiac interventions.



ACUSON SC2000™ Ultrasound System | –15 minutes

uses automated measurement processes to considerably accelerate ultrasound examinations.





Mobile clinic | > 25 buses

are providing basic medical care to people who would otherwise never receive it. Siemens has equipped more than 25 mobile clinics in India with healthcare systems in the last ten years.



"Medanta is devoted to life."

Dr. Naresh Trehan opened "Medanta – The Medicity," a multi-specialization medical complex, in 2009. After working many years as a cardiac surgeon in the U.S., he has been making a major contribution to cardiology in India since the mid-1980s. With Medanta, Dr. Trehan aims to set new standards for the quality of healthcare in India while making medical services more widely accessible.

Dr. Trehan, what is the concept underlying Medanta?

Dr. Naresh Trehan: Medanta offers people in India top-quality medical services – with the most up-to-date technology and a staff of world-leading healthcare professionals. We combine, among other things, traditional Indian herbal medicine with the innovative discoveries of advanced pharmacology. This enables us to provide people with the best healthcare possible – regardless of their social and economic status.

Our answers to the challenges of demographic change

1 **Population growth by 2050** (in billions of people)



9.6
+2.4
7.2
Emerging and developing countries
Industrialized countries
2013
2050

1 Source: United Nations, Department of Economic and Social Affairs, Population Division, 2013

The world's population is booming. Today, our planet is home to 7.2 billion people. According to the United Nations, this number will rise to 9.6 billion by 2050. Most of this growth will occur in the developing countries, where the population will increase from 5.9 billion today to 8.2 billion in 2050. In addition, people are living longer. Average life expectancy worldwide, which is now 69 years for people born between 2005 and 2010, will rise to 76 years for those born between 2045 and 2050. In the more developed countries, average life expectancy will be 83, while people in the emerging countries will live to an average age of 75.

This change poses major challenges for the world's healthcare systems. In the fast-growing emerging and developing countries, the demand for professional, affordable entry-level healthcare solutions is intensifying. In the industrialized countries, population growth will be minimal. However, the progressive aging of the populations in those countries will increase the demand for medical services there, too. For many years, we at Siemens have been working to improve healthcare worldwide – with medical devices, healthcare IT solutions and lab tests. The following pages document the progress we've made in our three key strategic action areas.

Faster, more accurate diagnosis reduces the risk of life-threatening illness

Number of patients treated worldwide using Siemens medical devices and lab tests[1]

90 million

treated patients
Target 2014

86 million

treated patients
Current situation 2013

70 million

treated patients
Starting point 2010

1 Based on the installed base of the Siemens products and solutions used to diagnose and treat heart attack, stroke, HIV/AIDS, tuberculosis, breast cancer and lung cancer, taking into account only those product categories included in the recommendations of the relevant medical societies.

According to World Health Organization (WHO) statistics for the year 2011, about 30% of all deaths due to illness are caused by cardiovascular diseases, 15% by cancer and 15% by infection. Medical products and solutions from Siemens are helping drive the fight against these life-threatening illnesses. In 2013, for instance, our healthcare devices and lab tests were used to examine or treat more than 86 million victims of heart attack, stroke, breast cancer, lung cancer, HIV/AIDS or tuberculosis. In 2014, we aim to help treat more than 90 million people worldwide.

Our commitment is particularly clear in the area of HIV/AIDS. Africa accounts for about 60% of the world's HIV sufferers: about 22.5 million of the continent's inhabitants are currently infected with the immunodeficiency virus. For rapid, effective therapy, early testing is vital. And this is where Siemens comes in. In Africa, we've equipped 18 laboratories in ten countries with lab tests and conducted more than 350,000 examinations. Attending physicians use the results to select and administer drug combinations tailored to each patient. This example – just one of many – highlights the major role that our clinical diagnostic tests are playing in the battle against the world's most dangerous diseases.

High-quality healthcare services must remain affordable

Number of patients treated every hour worldwide using Siemens medical devices and lab tests[1]


170,000
203,000
200,000
1h
Starting point
2010
Current situation
2013
Initial target
2014



1 Based on the installed base of Siemens imaging products and their typical utilization. We've also taken into account the number of in-vitro tests worldwide, divided by the average number of tests per patient.

In 2013, more than 203,000 patients worldwide were treated or examined every hour using Siemens medical devices and lab tests. As a result, we met the target we'd set for ourselves in 2010 a year earlier than planned. This achievement both confirms our success and motivates us to further improve the quality and productivity of healthcare services and enable even more patients to benefit from our technologies in 2014.

A substantial proportion of healthcare expenditure worldwide is currently wasted due to inefficiency. By providing efficient products and solutions, we're making a key contribution to ensuring that medical examinations remain widely available despite rising cost pressures.

Medical imaging for everyone – from basic care to highly specialized diagnostics

Patients in emerging countries with access to Siemens imaging systems[1]

1 billion  Target 2014

970 million  Current situation 2013

760 million  Starting point 2010

1 Based on the installed base of Siemens CTs in 113 emerging countries (< 0.785 in the UN Human Development Index of 2010). We've derived the number of inhabitants per CT from a calculation of CT density in selected countries.

In 2013, more than 970 million patients in emerging countries had access to Siemens imaging systems. But we're still not satisfied: by 2014, we want to increase this figure to more than one billion. Our aim is to boost the utilization rates of existing X-ray systems and CT/MRT scanners and improve basic healthcare services by providing robust low-cost medical technologies like our Multix Select DR digital X-ray system and our SOMATOM Spirit CT scanner.

How would you assess Medanta's development today, four years after its inauguration?

Dr. Naresh Trehan: Medanta's development has been outstanding in every respect. We've increased the number of beds from 400 to nearly 1,500. Our technical equipment ranges from the most advanced X-ray systems to innovative linear accelerator technology for cancer treatment. As a result, our healthcare offerings are now at the highest level. But we're still working to continuously improve.

You want to offer outstanding medical services and, at the same time, provide more people with access to affordable healthcare. Isn't that a contradiction?

Dr. Naresh Trehan: In the U.S., a coronary artery bypass operation costs about US$40,000. In Europe, the figure is around US$25,000. At Medanta, the same operation costs less than US$4,000. We can provide the operation at that price because labor costs in India are lower and because we work much more productively than our colleagues in the West. In India, heart surgeons perform an average of more than 600 operations a year – in some cases, up to six times the number performed by their counterparts in other countries. Our advanced medical technology solutions from Siemens and our optimized IT infrastructure are further key factors.

What are the challenges facing healthcare in India?

Dr. Naresh Trehan: Our situation – like so many others in India – is paradoxical. On the one hand, we have outstanding hospitals that attract large numbers of patients from abroad. India has taken a leading position here, and I'm naturally very pleased about that. But on the other hand, even though our services cost only about a tenth or a twentieth of what they do in the West, they're still not affordable for the majority of India's people – particularly those in rural areas.

What are you doing to master this challenge?

Dr. Naresh Trehan: At Medanta, we've made world-class medical treatment affordable for more people. And we've launched The Healthy and Educated Village Program to foster healthcare and medical expertise outside the cities. We're training personnel to provide medical treatment and education in villages, and we operate a mobile clinic to serve rural areas. Siemens has provided us with cancer diagnostic equipment. We use it to examine people in rural areas free of charge and refer them, when necessary, to local hospitals. In my opinion, access to medical services in India has improved considerably in the last five years. I'm confident that, within the next ten years, we'll be providing up to 50% more patients with access to high-quality healthcare.

Why did you decide to partner with Siemens?

Dr. Naresh Trehan: I have a high regard for the quality of the company's medical systems and its services. It's unbeatable. We're 100% certain that Siemens products won't let us down. I also have a high regard for the company's character. When Siemens wants to sell us something, they send one person. But when it's a question of providing services, they send us four. And I appreciate that very much. In addition, the company gives us opportunities to cooperate in joint research projects in order to develop technologies that meet our requirements – also in terms of cost.



1 – Dr. Naresh Trehan has performed more than 50,000 heart operations in the course of his professional life. He conveys his knowledge and extensive experience to colleagues at his own hospital, Medanta.

2 – Medanta is located about 20 kilometers from New Delhi's international airport – another reason for its attractiveness to patients from all across India and outside the country.


medanta

1 – A Bodhi tree adorns the hospital's foyer. Patients and family members of all religions tie red ribbons to the tree, a Buddhist symbol of wisdom and life, and pray for health – their own and that of their relatives.



Dr. Namrata Gaur | **Cardiac surgeon**

"We want to treat every patient with the same degree of care, compassion and commitment."

Dr. Namrata Gaur is full of enthusiasm for her challenging profession, although she continually faces new challenges. One of her major concerns is the growing number of cardiovascular patients: "The incidence of coronary artery disease is increasing sharply, and our patients are getting younger all the time. Not long ago, for example, we operated on a girl of only 14. One contributing factor is a genetic predisposition in the Indian population, another is the changing lifestyle. In the cities, in particular, there's more stress, people are smoking more, eating less healthy foods and paying less attention to their health in general." As a result, India will have to expand its capacity for treating cardiovascular disease in the years ahead. Despite growing prosperity, there are still huge social disparities in the country, and relatively few people can afford health insurance. The challenge is to give people in India access to high-quality healthcare – regardless of their income and their status. For Dr. Gaur, Medanta is on the right track: "We're providing high-quality care for our patients at a cost that is about 20% to 30% lower than at comparable hospitals. What's more, the disadvantaged receive treatment at reduced cost or even free of change, no matter what their gender or religion."

A fulfilling profession that entails making sacrifices

The fact that not only the wealthy benefit from her work as a heart surgeon gives Dr. Gaur the strength she needs to do her job: "My father was a doctor, and I saw how his patients respected him for his compassion and commitment. From him, I learned that nothing is more rewarding than helping people, relieving their pain and enhancing their quality of life." And the very popular doctor needs a lot of strength. At Medanta, there are many sick people waiting for help, and twelve-hour days and six-day work weeks are the norm in cardiac surgery.

Nevertheless, in addition to working in the operating room and intensive care unit, Dr. Gaur is also committed to training physicians and nurses: "During training, I also convey the idea that we need to do more to promote the health of women and children in India." That's why she's so excited about a project being undertaken jointly by Medanta and Siemens: "In the rural areas of India, many people are poor, and the next good hospital is often very far away. Our doctors travel from village to village with a mobile clinic equipped with devices and systems from Siemens, examining and treating patients free of charge and educating the rural population about health issues." Dr. Namrata Gaur now combines in her work everything she intended from the start: medical professionalism, personal compassion and social responsibility. ←

WWW.SIEMENS.COM/AR/REPORT-HEALTHCARE
WWW.SIEMENS.COM/AR/REPORT-HEALTHCARE-MOVIE





"How can I enjoy life to the fullest once again?"

Gordon France – Ice hockey player and artist – York Harbor, Maine, U.S.

Sports and painting are my great passions – even today at the age of 76. I've played ice hockey with my friends ever since I was a kid. I also enjoy traveling with my wife and painting landscapes. But a few years ago, disease nearly put a stop to all that. Intense pain in my knees was making it harder and harder to get around. Then I decided to get knee replacements. The operations gave me back my mobility and put an end to the pain. Now I'm back in the middle of things.

USA | York Harbor, Maine | 43°8'N, 70°38'E | Population: about 3,000


York
Harbor

Leveraging business opportunities

"How can implants be manufactured faster and at lower cost?"

Sabine Fietz – Engineer – Erlangen, Germany

As a Siemens engineer, I look for answers to technological challenges every day. People like Gordon France show me how important it is to continuously work on finding more efficient industrial processes and solutions rather than simply being content with the status quo. The key here is to have a comprehensive overview of all the steps in both product development and the manufacturing process – from the initial implant design to production planning and machine tool configuration (production engineering) to actual manufacturing and services. By using software solutions to link all these steps in an end-to-end process chain, we can enable implant manufacturers to further simplify, considerably accelerate and, last but not least, cut the cost of designing implants. We're also leveraging this approach to make production processes more efficient in other industries.



Industry solutions that enhance the quality of life

Back in the game – with new knees

Siemens' industry solutions | **York Harbor, Maine, U.S.**
Erlangen, Germany

Maine, U.S.

Ice hockey is one of the toughest sports around. Next to head wounds, knee injuries are the most common result of unintended collisions on the ice. But seventy-six-year-old Gordon France wouldn't dream of giving up the sport that's been his hobby since childhood, even though he's had two knees replaced: "When I got out of rehab, I headed straight back to the rink, grabbed onto the boards and pulled myself along until I got the hang of it again. Before I knew it, I was whirling around the ice, and my knees were working great." When not playing ice hockey, the successful artist is continually looking for interesting landscape motifs – preferably in Tuscany or near his summer home in York Harbor on the coast of Maine. That means he does a lot of walking on rough terrain – just as he did before his operations. But today he no longer takes it for granted. "I had severe knee pain for years, and it kept getting worse. The doctors always diagnosed the same thing: the onset of arthritis. So it was only a matter of time before I'd either have to get knee replacements or quit walking altogether."

Gordon France was aware that there might be complications. He also knew that the implants would probably have to be replaced at some point. But there didn't seem to be much choice: "I couldn't hike, I couldn't skate, and I couldn't paint any more. Something had to be done." The operations were a success. About six months after leaving the hospital, Gordon France was once again leading a full life. "I can move like a 25-year-old again. My quality of life has really improved."

Gordon France is only one example among many. In the U.S., some 720,000 people receive knee implants every year – people who couldn't continue living their normal lives without the help of artificial joints. And it's here that our knowhow and expertise in the area of industrial production processes can make an important contribution. As a producer of innovative industry solutions, we've developed a solution that will enable implant manufacturers to produce prosthetics faster, more efficiently and more economically. On the pages that follow, Sabine Fietz explains how it all works.




1
2

1/2 – Five-time grandfather Gordon France sets a fast pace in the rink. Thanks to two artificial knees, he can still play his favorite sport.





1 – Knee replacements make it possible for people like Gordon France to live normal, active lives once again.

2 – At our Technology and Application Center in Erlangen, Germany, Sabine Fietz describes how intelligent software solutions from Siemens enable manufacturers to produce implants faster and thus more economically – for the benefit of patients.

Industry solutions for people

Siemens engineer Sabine Fietz has big plans: "One of the megatrends in our society relates to demographic development. People are living longer, which means that there's a growing need for healthcare products. As the age pyramid for the industrialized countries clearly shows, more and more individuals – like Gordon France – are reaching an age at which their joints are no longer up to the demands placed on them in daily life. Of course, these people still want to continue leading active lives. For many patients, artificial knees are the only way to improve their clinical outcomes and maintain their quality of life. The challenge is to manufacture increasingly individualized products that are also affordable."

This challenge applies particularly to implants, many of which have only a limited lifespan and must be replaced after a certain time. Artificial knees, for example, are subject to heavy loads and generally do not last longer than ten to 15 years. The quest to provide the best possible prosthetic for each patient is spawning a continually increasing number of different implant sizes and shapes. Aware of this situation, Sabine Fietz and her colleagues are leveraging Siemens' strengths to create solutions for implant manufacturers. "At Siemens, we not only have decades of experience in industrial production. We're also one of Europe's largest software providers. Our innovative software solutions enable all process steps – from a product's development to its manufacture – to be simulated, tested and integrated in a virtual environment. What's the advantage? Our customers can test and optimize all steps in the product development and manufacturing process in the virtual domain before a single machine tool or production facility goes into operation. They can see what impact a change in the planned product design has on all further production steps, whether the production facility is running smoothly, and where the manufacturing processes can be made even more productive, efficient and flexible." Only when everything is working perfectly in the on-screen simulation does the real production process begin.

Siemens is also leveraging this expertise in its solution for the industrial production of implants, thus supporting prosthetics manufacturers worldwide. As Sabine Fietz knows from many discussions with customers, manufacturers find themselves facing more and more new challenges: "Due to the steadily increasing number of patients in need of artificial joints, the demand for different implant sizes and shapes is also growing." In order to manufacture variously sized batches of prosthetics economically and thus as cost-neutrally as possible, companies are looking for ways to optimize their existing processes. What's needed are manufacturing solutions that offer greater flexibility and efficiency while maintaining high standards of quality and current levels of production reliability. "That's exactly what our solution does," says Sabine Fietz. "By linking virtual and real processes, we enable the efficient use of manufacturing facilities even for small-batch production." Efficiency means one thing above all: speed. Whether rapidly implementing specifications in the form of digital prototypes, quickly developing computer-numerically-controlled (CNC) programs, swiftly setting up or retooling machines for different batch sizes or, last but not least, accelerating machine-tool performance – Siemens' solution makes it all possible while also ensuring that quality requirements are met. "By implementing this approach, we're reducing the cost, effort and time needed to manufacture implants and laying the foundation for more affordable and thus more widely available implantation processes." That's what Sabine Fietz finds most rewarding: "Our solution is helping patients regain their quality of life. And ultimately, that's what counts." → PAGE 56

Knee prosthetics | **720,000**

In the U.S., some 720,000 people receive knee implants every year.



Innovative industry solution from a single source

The production of implants is a prime example of how Siemens' solutions are helping enhance industrial productivity. We consistently deploy integrated technologies for the benefit of our customers. Our wide-ranging portfolio – coupled with solid, internationally proven vertical-market expertise and a strong customer focus – enables us to deliver the right products and solutions for every application.

With our comprehensive offerings for automation technology, industrial controls, drive technology, industry software and services, we supply and support customers worldwide along the entire value chain – from product design to production planning and engineering to actual production and services.

Siemens is driving the future of industry.

Product design | 1

In the chemicals, pharmaceuticals, food and beverages, car and machine tool industries, intensive global competition, increasing product variety and new technologies have radically shortened innovation cycles for products of all kinds. Industry software can markedly reduce development times and slash costs. To virtually develop, test and optimize their products, companies worldwide are relying on product lifecycle management (PLM) software from Siemens.


1
2

Production planning | 2

Industry software makes it possible to completely simulate and optimize production by developing whole factories and individual machines on screen. This approach saves time, conserves resources and cuts energy costs while increasing plant profitability. The key to success lies in the integration of our PLM software into our automation systems, which cuts time-to-market by up to 50% while enhancing quality.

Production engineering | 3

As the use of hardware and software increases, it is becoming more challenging – but also more important – to ensure that individual systems communicate and cooperate seamlessly. Our Totally Integrated Automation Portal (TIA Portal) is an engineering revolution that enables integrated, uniform access to all automation tasks while optimizing workflows and reducing engineering costs by as much as 30%.

Services | 5

Effective maintenance plays a vital role in industry by increasing plant availability. But service doesn't end here. From planning and installation to operation and modernization, we support industrial customers with product-, system- and application-related services throughout entire plant lifecycles in order to reduce downtime and conserve resources. Based on decades of vertical-market and process expertise, our rigorous customer focus is enabling us to enhance industrial productivity and efficiency while cutting overall production costs.

3



4


25 −17
+45 =53

5

Production | 4

Increased automation has revolutionized industry in recent years, and the trend is continuing. Our Totally Integrated Automation (TIA) platform enables companies to optimize their automation solutions – no matter what industry they're in. The productivity and efficiency of entire factories can be improved even further with the help of efficient motors, gears and converters. The use of innovative and perfectly tailored drive technology alone can yield energy savings of up to 70%. Maximum production performance and response are also ensured by our Manufacturing Execution System (MES). Thanks to intelligent data linking, companies can influence production processes transparently and in real time.



"As researchers, we always have to think ahead."

Professor Berend Denkena is head of the Institute of Production Engineering and Machine Tools at Leibniz University in Hanover and one of Germany's leading specialists in the field of production process and machine tool development.

Professor Denkena, what's the connection between your institute's work and Siemens?

Professor Denkena: I'm very familiar with Siemens from my previous work in industry. We cooperate with your company very closely. For example, virtually all the controls and drives used in our machine tools come from Siemens. Our research and teaching focus on production process and machine tool development. In this field, there are many connections to Siemens. In the area of simulation, for example, our work is guided by similar concerns. In the area of machine tool programming, there are interfaces with Siemens' product lifecycle management software. As researchers, we develop innovative solutions whose implementation may be several years down the road. That is, we think a little ahead.

Our answers to the challenges of globalization

Siemens' global value chain[1]


Europe, C.I.S.,[2] Africa, Middle East
39.9 revenue (in billions of €)[3]
53% of total worldwide
220,000 employees[4]
61% of total worldwide
Americas
20.9 revenue (in billions of €)[3]
28% of total worldwide
78,000 employees[4]
22% of total worldwide
Asia, Australia
15.1 revenue (in billions of €)[3]
of total worldwide
64,000 employees[4]
of total worldwide

1 All figures refer to continuing operations 2 Commonwealth of Independent States
3 By customer location 4 As of September 30, 2013

The world's economies are becoming increasingly interlinked. Trade barriers are falling, commodity exports are on the rise around the globe, and economic centers and economic growth are shifting from the industrialized nations to the emerging markets. China's industrial output has overtaken that of the U.S., and more than 100 of today's Fortune 500 companies are in the BRIC countries. Globalization is advancing at full speed.

These worldwide changes present massive challenges for industry. New competitors, global value chains and a high degree of market transparency are adding to the competitive pressures. Industrial companies must continually increase their productivity if they don't want to fall behind. And for this, they need innovative manufacturing technologies that allow them to produce more flexibly and at lower cost, with shorter time-to-market. As one of the world's leading providers of automation technology and industry software, we intend to play a leading role in the future of manufacturing.

On the road to the Fourth Industrial Revolution

| From Industry 1.0 to Industry 4.0

1.0 | 1784 | based on mechanical production equipment driven by water and steam power



2.0 | 1870 | based on mass production enabled by the division of labor and the use of electrical energy



3.0 | 1969 | based on the use of electronics and IT to further automate production



4.0 | tomorrow | based on the use of cyber-physical systems





It sounds like something out of science fiction: communities of machines organize themselves, supply chains automatically cooperate with one another, and unfinished products send the data needed for their processing to the machines that will turn them into merchandise. These are the developments that will characterize the production environment of tomorrow. Many observers are proclaiming the advent of a fourth industrial revolution: Industry 4.0. The first revolution was triggered by mechanical systems and drives (the power loom and steam engine). The second involved the division of labor and mass production techniques. And the third was ushered in by electronic systems and computer technologies for automating manufacturing processes.

In the world of Industry 4.0, software will network all the steps required for a product's development, manufacturing and maintenance. Products and machines will communicate with one another and exchange commands. The factories of the future will optimize and control their manufacturing processes largely by themselves, although in accordance with parameters defined by humans – thus increasing industrial productivity. With our unparalleled range of offerings for leading-edge industrial production, we'll play a key role in shaping this transformation.

Making production more flexible and affordable

| Potential of the Fourth Industrial Revolution



Our experts compare manufacturing in the Fourth Industrial Revolution to a chess computer. Why? Because a chess computer in training mode determines the optimal move in any situation by analyzing and comparing all possible future game scenarios. And this is precisely what happens in the Industry 4.0 world: all the parameters and data used to develop and manufacture products are analyzed in order to predict optimal production paths and then reevaluated after each step. This approach makes it possible to identify the best options for the rest of the process under the given conditions and the impact their implementation would have on the development and production steps taken so far.

Such flexible, optimized manufacturing processes will slash time-to-market, for example, by speeding up the construction of production facilities. They'll also make it possible to manufacture product variants and even single customized products easily and at low cost. The Siemens solution described in this report – which demonstrates the advantages of lean, customized production in the area of surgical prosthetics – is one good example of how this approach will work. Another is our electronics factory in Amberg, Germany, where our engineers simulate and optimize production processes – including the control of entire factories – and adapt them to current conditions when developing new products and while production is already underway.

Keys to the Fourth Industrial Revolution

R&D employees and software developers (approximate) in fiscal 2013

29,800 R&D employees

17,000 Software developers

thereof about 8,500 Software developers at the Industry Sector

Software is the heart of intelligent factories. It enables products and production cycles to be planned and optimized in the virtual world before the first screw is manufactured. Software will, accordingly, be a key driver of industrial growth in the years ahead. According to researchers, the market for industrial software alone totals €18 billion (2012), with anticipated annual growth of some 8%.

With our outstanding setup – 17,000 software engineers, of whom 8,500 are at our Industry Sector – we're one of Europe's largest software companies. A leader in all relevant industrial software segments, we offer a comprehensive software portfolio for the entire value chain – from product development to manufacturing and maintenance – for industries ranging from car making and shipbuilding to aerospace and food production.

As a supplier of automation technology and industry software, we're one of the few companies to combine the real and virtual worlds of manufacturing under one roof. We're unsurpassed in this field. And with over 290 manufacturing and production facilities worldwide, we're also one of the largest users of our own industry software.

Siemens has created a standardized process for automating the manufacture of prosthetics. In your opinion, what's the biggest challenge at this interface with medical engineering?

Professor Denkena: I'd say it's probably cost. Healthcare solutions have to be affordable. And from a technology point of view, it's extremely difficult to combine high quality, reliability and low cost when manufacturing only one customized product or a few products of a particular type.

What role do you think the individualized mass production of prosthetics will play in the future? And how would you assess their market potential?

Professor Denkena: Our whole society is aging. What's more, many people want to remain mobile and active as they grow older. That's why implants can enhance the quality of life by lasting longer and fitting better. If you can get the cost-benefit ratio right, Siemens' approach has excellent market potential.

But that means the process chain has to be automated from end to end. What are the obstacles here?

Professor Denkena: The problems are usually at the interfaces – from product design, simulation and planning to the operation or programming of the machine tools to the actual production. Siemens maps end-to-end process chains for its products. And in my opinion that's a key prerequisite for success.

One of your current research projects focuses on the production and implantation of patient-specific prosthetics. What's your vision?

Professor Denkena: Our vision is to implement production processes directly on site – that is, we want to precisely manufacture components under sterile conditions as close as possible to the operating room – when, for example, an implant has to be replaced or a tumor removed. You only see what the situation really is when an operation is underway. Siemens is on the right track – but our ultimate goal is to manufacture components very quickly right where they're needed.

How long do you think it will be before that happens?

Professor Denkena: Unfortunately, these things always take longer than they should. That's been our experience anyway. Regulatory approval always plays a big role in the healthcare field. So, I wouldn't be surprised if it took at least ten years. I hope it won't take that long but it's difficult to make predictions. In any event, I'm convinced that Siemens has made a very important advance since the process you've developed may provide many patients with better prosthetics and, thus, enhance their quality of life.



1 – Professor Berend Denkena has headed the Institute of Production Engineering and Machine Tools at the Centre for Production Technology at Leibniz University in Hanover, Germany, since 2001. The activities of the institute's roughly 70 researchers focus on production processes, mechatronic components and production planning and organization.

2 – A machine tool controlled by a Siemens SINUMERIK system produces an implant.





1 – Before an implant is milled in the real world, all production steps are planned in a virtual environment and approved by the implant manufacturer. Only then does the machine tool begin production.

2 – At the Centre for Production Technology at Leibnitz University in Hanover, Germany, Professor Berend Denkena and Sabine Fietz discuss the challenges, opportunities and future of industrially produced implants.



"We all have to think more like visionaries"

Professor Berend Denkena, who holds a doctorate in engineering, is a machining expert. He's well aware of how important absolute precision is in the field of medical technology, where micrometer exactness is a must. As head of the Institute for Production Engineering and Machine Tools at Leibniz University in Hanover, Germany, Professor Denkena is working on a variety of research and development projects in medical technology and prosthetics.

In his view, Siemens' solutions for the industrial production of implants are an important advance – one that points the way to the future. As he explains, the key is to integrate the entire process chain from beginning to end: "The problems are usually at the interfaces – from product design, simulation and planning to the operation or programming of the machine tools to the actual production. For its products, Siemens maps end-to-end process chains. And in my opinion that's a key prerequisite for success." Sabine Fietz adds: "However, we're already thinking about ways to continue developing the process. Our goal is to make implant production ever faster, more efficient and cheaper. Why? Because the standard implants used today can't be adjusted to the bone conditions that physicians discover only after an operation is in progress. As things are now, surgeons either have to remove healthy tissue or fill damaged tissue with cement – in other words, they have to adapt the patient to the implant instead of tailoring the implant to the patient. We're working on solutions that – building on an end-to-end, almost fully automated process chain – may enable implant manufacturers and their partners to produce prosthetics in the future that are better tailored to individual patient requirements. With rigorously improved procedures, it could even become possible to produce implants in hospitals while operations are taking place." In Professor Denkena's opinion, such a solution is quite conceivable. "Implants are currently being manufactured on conventional machine tools. Even when the greatest possible care is taken and the workpiece is sterilized upon completion, contamination may occur. That's why we have to find a way to operate machine tools under sterile conditions. But this will require a team effort involving a wide range of experts from different fields. And it will take time. Ultimately, the best option would be to manufacture directly on site, but many challenges will have to be mastered before that's a reality."

The improvements we're developing are intended to make procedures less burdensome for patients by fitting the prosthetic to the bone rather than the other way around. Physicians will also benefit since they'll be able to optimize the implant during surgery, once they've seen the joint. "We all have to think more like visionaries," says Sabine Fietz. "Our solution shows what production processes are going to look like in the future. Modern software solutions are bringing the virtual and real manufacturing worlds closer together, while creating unprecedented momentum and flexibility. For our customers, that means more efficient processes, shorter time-to-market and, last but not least, higher productivity at lower cost."



Professor Berend Denkena | Leibniz University, Hanover, Germany

"Siemens has made a very important advance that can help provide patients with better implants that last longer, work better and, thus, enhance their quality of life."


1
2

1 – Gordon France discovered his passion for painting after he retired. When a friend bought one of his landscapes, he decided to keep pursuing his new hobby.

2 – The beach and the countryside near Gordon France's summer home in York Harbor, not far from Portsmouth, Maine, are a never-ending source of inspiration for his landscape paintings, even after many years.



"Once again, I can stand at my easel for hours"

When talking to Gordon France, two topics come up again and again: sports and landscapes. Both are passions of his. "I want my paintings to have visual and emotional appeal for the viewer," he says. "If I achieve that, I've succeeded." Thanks to his new knee joints, France is once again able to stand at his easel and paint without pain. The implants have also given him the mobility he needs to go out and discover new motifs. Every year, he and his wife travel to Italy, where he hikes through forests, crosses streams and climbs over cliffs and rocks in search of the perfect view. There was a time when the pain in his knees made this impossible and France was forced to gradually withdraw from what had been a very active life.

The turning point came one day when he was playing hockey and intolerable pain forced him to leave the ice after only five minutes. "I couldn't stand up any more. Right then, I knew I'd have to do something about my knees. The pain was curtailing my quality of life tremendously. I could no longer do the things I loved most." If he'd known then how well the operations would turn out, he wouldn't have waited so long. "Everything went perfectly. And it feels as if a new world has opened up to me. I can do everything I did before. I don't even notice the artificial joints. It's great." Gordon France would advise anyone in a similar situation to have the operation as soon as possible. "I have my life back. I have so many ideas for things I want to paint. And I can finally play ice hockey again with my old friends." <

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Gordon France | Ice hockey player and artist

"I can do everything with my artificial knees. And the best part is that I don't even notice them."



"What makes life in Vienna so special? Come with us – we'll show you!"

The Freimüller-Köhler family – Vienna, Austria

We love living in Vienna. As passionate city dwellers, we appreciate the high quality of life that our city offers. Vienna has lots of beautiful public squares, cultural offerings for every taste, excellent schools, a fantastic transportation infrastructure, plenty of green open spaces – and we feel completely safe here. Best of all: our city is further expanding its infrastructure for a sustainable, livable future.

AUT | Vienna | 48°12'N, 16°22'E | Population: about 1,750,000


Vienna

"More quality of life or more economic growth? Vienna can have both."

Dr. Michael Häupl – Mayor of Vienna, Austria

Vienna is the capital of classical music, a center of culture and the arts. I've made it my mission to make the city a hub for science, research, innovation and technology as well. We've improved the quality of life for Vienna's residents by implementing new technologies – in the areas of traffic management and public transportation, for example. And we intend to keep building on our successes by implementing intelligent infrastructure solutions for mobility, power supply and building management.





Intelligent infrastructure is enhancing the quality of life

Environmental awareness and energy efficiency, Viennese style: Austria's capital epitomizes what makes a city livable.

Siemens' infrastructure solutions | Vienna, Austria



Vienna, Austria

"Back when our kids were small, it was really hard for me to get on the tram with a stroller. Today, parents with young children can easily board the ultra-low floor trams – now that's what I call progress!" Julia Köhler loves living with her family in Vienna – a city that repeatedly ranks among the world's most livable urban centers. She and her family regularly use public transportation. Mayor Michael Häupl knows how important the city's buses, metros and trams are to the inhabitants of Vienna. Summing up the city's formula for success, he says, "like any successful business launching a new product, we surveyed our customers. The feedback we received was that Vienna's residents want public transportation that operates reliably and on schedule, and the system should also be attractive and comfortable." That's why the city opted, for example, for Siemens' Ultra Low Floor (ULF) trams, with their extra-wide doors and floor height of just 19 centimeters.

State-of-the-art trams are just one small piece of the quality-of-life mosaic in this metropolis on the Danube. Mayor Häupl sees his city as "a mixture of grand classical traditions and innovative technologies. In addition to being steeped in history and abounding in culture, Vienna is a business and science hub." For a more detailed picture, just ask the city's residents. Julia Köhler appreciates "all the green spaces and the vibrant cultural scene. And Vienna is a family-friendly city – a wonderful place to raise children." Her husband, Dr. Georg Freimüller, who's an attorney, says that the quality of life in Vienna can also be attributed to the magnificent backdrop of the city's many historic buildings and its safety and cleanliness. Their children – Carlotta, Max and Elsa – feel that Vienna can hold its own against any city in the world.

It's no coincidence that the residents of the Austrian capital give their hometown such high marks for quality of life. Under Mayor Häupl, Vienna has taken systematic steps to enhance its livability over the past two decades. One focus has been on infrastructure, where Vienna has been rigorously implementing "intelligent" strategies. And Siemens has provided many of the city's closely integrated infrastructure solutions: metro trains and their electrification, traffic management systems, power distribution solutions, energy-efficient building technologies and security systems for public squares, metro stations and stadiums.

Vienna's decision-makers recognized early on that a healthy environment is a prerequisite for ensuring quality of life. Major investments in energy-efficient and environmentally friendly technologies and in public transportation are not inconsistent with a city's prosperity. Mayor Häupl is convinced that a higher quality of life also fosters economic success. "Today, Vienna generates 48% of Austria's total tax revenue," he says. "We have a healthy, prosperous mix of industry, financial and other services, and highly creative businesses." And it's this mix that gives the city the flexibility it needs to implement innovative infrastructure solutions and thus further enhance its residents' quality of life.





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1 – The Viennese want their mass transit system to be both attractive and comfortable. Combining these features, our Ultra Low Floor (ULF) trams are as much a part of Vienna's cityscape as the Opera House or St. Stephen's Cathedral. The trams' ultra-low floors are a particular boon for the elderly and for passengers who are wheelchair-bound or traveling with baby carriages or strollers. ULF vehicles also save the city the expense of building costly station platforms.

2 – The Freimüller-Köhler family on the go in their hometown of Vienna

What's being done to enhance the quality of life in Vienna?

Ask the Viennese and you'll hear lots of praise for their city's transportation system. The Freimüller-Köhlers take the metro, trams and buses as often as possible, even though they have driver's licenses and own several cars. "Public transportation in Vienna is fast, convenient, comfortable and cheap," says Carlotta, a university student. "I only take the car when I have to." Her mother, Julia, who works at the university, needs the car for her commute but leaves it at home when running errands. "I love the flair of Vienna's markets and the variety they offer," she says. "The bus and tram get me there a lot faster than my car. And it's also cheaper since I don't have to pay for parking." Georg Freimüller also prefers to use his annual transport pass when commuting to his office or the courthouse or when running errands. "The city has done a lot for public transportation," he says. "In recent years, the network has become denser, and the buses, metro and trams run more often." And as the statistics show, ridership is up: thanks to Vienna's master transit plan, the use of public transportation within the city limits rose to a worldwide record of 39% in 2012, up from 34% in 2001. Nevertheless, Vienna's motorists are not at a disadvantage compared to their counterparts in other big cities. While Vienna makes it easy to travel by bicycle,


SOS



1 – Vienna's open-air markets are Julia Köhler's favorite places to shop, and she gets there faster and cheaper by public transportation than by car. Today, she and her daughter Elsa are taking the metro to the city's popular Naschmarkt. Thanks to our regenerative braking technology, the system's trains are very energy-efficient and eco-friendly.

2 – The Naschmarkt is one of Vienna's most popular attractions, drawing residents and tourists alike with its wide range of products. Julia Köhler comes here to buy not only fruit and vegetables from Austria but also specialties from southern Europe and Asia.



Public transportation

39%

In Vienna, 39% of all journeys are made using public transportation, well above the European average of 28%. The aim is to increase the figure for Vienna to 40% by 2020.

metro, bus and tram, state-of-the-art traffic management technology keeps the city's car traffic moving smoothly. "We're not anti-driver, we're pro-people," emphasizes Mayor Häupl. "We want the people in our city to live well and not be overwhelmed by the traffic." In general, however, public transportation always takes precedence over private transportation in Vienna. In expanding its public transportation system, the city is investing heavily in innovative technologies such as real-time intermodal journey planners, smartphone-accessible timetable information and one of the world's most advanced metro control centers.

We're keeping the traffic moving

Traffic jams and delays are less frequent in Vienna than in other big cities, and Siemens technology is playing a pivotal role in this success. Both the city's road traffic management center and its metro control center rely on our intelligent solutions. The metro control center manages both the system's power supply and its operation, centrally monitoring all trains, platforms and display panels throughout the city. In addition, we've been supplying the local public transport operator, Wiener Linien, with trains, electrification systems, interlockings and automatic train control systems for decades.

Living well with less electricity and water

The emphasis on quality of life in Vienna dates back to the ancient Romans, who enjoyed bathing and relaxing in sulfur springs on the site of the present-day Theresienbad. One of the city's oldest public swimming pools, the Theresienbad is more than a good place for quality leisure time; it's also a model of energy efficiency and climate protection.

In 2009, we installed state-of-the-art building technology throughout the entire pool complex. As part of an energy performance contracting agreement, we made an upfront investment of €5.2 million, to be financed over 15 years through guaranteed water and energy savings. This arrangement was good for the city since Vienna didn't have to contribute capital from its limited investment reserves. And the results were impressive: heating costs were cut by 52% and water consumption slashed by 76%. Savings have already exceeded the contractually guaranteed level of nearly €600,000 a year, benefiting not only city coffers but also the environment and thus all of Vienna's residents. The Theresienbad complex now emits 457 metric tons less CO_2 each year than before the energy upgrades. Energy performance contracting has also reduced energy consumption, costs and CO_2 emissions at 23 public schools in Vienna.

In Vienna, as in many cities, buildings account for the lion's share of the energy consumed. As a result, Mayor Michael Häupl has set up a city-wide energy-efficiency program in addition to implementing energy performance contracting solutions for municipal properties. "We're promoting energy upgrades and thermal insulation – which is one of my pet projects because it means that more money stays in people's wallets," he says.

Annual reduction in CO_2 emissions | **457 tons**

At the Theresienbad pool complex, our technologies have slashed heating use by 52% and water consumption by 76% while reducing carbon emissions by 457 metric tons a year.

Creative solutions for climate protection

Energy-efficient buildings are a key factor when it comes to making cities more climate-friendly. On this front, there's still room for improvement in Vienna, according to the European Green City Index, a Siemens-sponsored study that rates the environmental performance of 30 of the continent's cities in the areas of sustainability, natural resource use and commitment to environmentally sound practices. Although Vienna achieved an admirable fourth place, the study found potential for improvement in the areas of carbon emissions and air quality. Vienna got the message: the city's first climate protection program reduced annual CO_2 emissions by 3.1 million metric tons, and a second program is now aiming to cut another 1.4 million tons a year by 2020. Many of the planned initiatives are technology-driven: climate-neutral building construction, metro and tram cars that recover traction power, and electric buses for public transportation.

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SCHWIMMBAD
FRAUEN MÄNNER


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1 – Located on the site of Vienna's oldest public bath, the city's Theresienbad swimming pool complex is equipped with leading-edge technologies from Siemens.

2 – Carlotta and Max enjoy a swim at the Theresienbad. The metro trip to the pool is fast, comfortable and ecofriendly.

FloriDa data center

WienIT is the IT service provider for Vienna's public utilities and all associated enterprises, such as Wien Energie and Wiener Linien. And the demand for IT solutions on the part of WienIT's customers is booming – in part because infrastructure solutions are becoming more and more intelligent. In 2013, WienIT completed its new Floridsdorfer Datacenter – FloriDa for short – and Siemens delivered the facility's systems and solutions for building management and power distribution. In the future, FloriDa will be operated with the help of a data center infrastructure management (DCIM) software solution. Linking facility management with IT control, our innovative software integrates information from individual data center areas that until now have often been operated separately. Here, too, the results are impressive: the installation of a cold aisle containment system can increase the data center's cooling efficiency by as much as 30%, thus enabling it to achieve an efficiency level unmatched by other same-size facilities.

about 30%

The Vienna metro system

The Viennese love their metro system. And thanks to state-of-the-art Siemens technology, the system's trains are very energy-efficient and environmentally friendly. For example, when they brake, traction power is recovered and fed back into the metro's power supply, cutting power consumption by 30%-35% compared to that of conventional metro systems – thus helping Vienna conserve precious natural resources. We provide the bulk of the metro's power supply equipment.

about 35%



Energy consumption at a glance

Vienna's grid operator, Wiener Netze, intends to create 100% transparency for consumers and energy producers alike. Plans call for equipping every household with a smart meter by 2020, enabling Vienna's residents to monitor their current energy consumption online and plan their future energy use. The data gathered will also allow Wiener Netze to forecast demand more accurately, plan its operations more efficiently and optimize grid expansion. Our software solutions, which have already been implemented in more than 70 million smart meters around the world, are being used to record consumption data in this pilot project.

100%

Vienna's airport

In the area of power supply and distribution, maximum efficiency can be achieved only if a system's components, software and related services are optimally geared to one another. Vienna's airport embraced this single-source approach when expanding its power distribution system. Our planning software, known as SIMARIS design, supported the selection of the facility's electrical equipment, most of which we also supplied, and ensured that the components worked together perfectly. Our technology is thus helping ensure the smooth operation of Vienna's airport, which accommodates some 22 million passengers each year.

22 million





"The Viennese want their public transportation to be attractive and comfortable."

Dr. Michael Häupl has been the mayor of Vienna since 1994. It's not just the city's economy that has blossomed in recent decades. Ranked one of the world's most livable cities in international surveys, the Austrian capital has also attracted a large number of new residents. But the city isn't resting on its laurels. To ensure continued development, systematic investments are being made in intelligent infrastructure solutions.

Mayor Häupl, what makes Vienna so livable?

Dr. Michael Häupl: Vienna is a mixture of grand classical traditions and high-tech innovations. The city stands for lifestyle and culture, on the one hand, and for business and science, on the other. The Viennese are very hard-working, but they also know how to enjoy life. Maybe that's what makes us a little different from other Europeans: we work to live, we don't live to work.

According to a recent international study, Vienna is the "smartest" major city in the world.

Dr. Michael Häupl: When I took office nearly 20 years ago, I saw it as my mission to turn Vienna into a city of science, knowledge, research, innovation and technology. I consider our ranking as the "smartest" major city to be the fruit of our ongoing efforts to create intelligent solutions for our residents in various areas – energy, public transportation and road traffic management.

Our answers to the challenges of urbanization

Percentage of world population in cities, 2011 and 2050


~70%
>50%
+20%
Total world population 7.2 billion
Total world population 9.6 billion
2011
2050
Total population in cities
Total population in rural areas
Source: UN Habitat

In 2011, for the first time ever, the number of people around the world living in urban areas exceeded the number in rural areas – and this trend is continuing. Increasing urbanization and its consequences are putting strains on infrastructure systems worldwide – infrastructures that are the backbone of economic growth and prosperity. As a result, cities and companies that fail to invest in their infrastructures will quickly lose their competitiveness in a globalized world.

And that's where Siemens comes in. With our broad portfolio and decades of experience and expertise, we're making infrastructures and cities smarter, greener and more competitive. Our products, services and solutions are helping customers around the globe make better use of their existing infrastructures, improve efficiency, cut operating expenses and enhance safety and resilience while minimizing environmental impact. And it's here that our city account managers are playing a vital role by supporting municipal decision-makers worldwide in the critical planning phase of infrastructure projects.

We're aiming to blaze new trails with cutting-edge infrastructure solutions. The following pages illustrate how we're living up to this aspiration in the areas of power supply, mobility, logistics and building technologies.

Reliable and efficient power supply

| Automated grids are safeguarding the power supply


Communication
Electricity

1 Transformer stations 2 Microgrids 3 Smart electricity meters 4 Power system control
5 Meter data management 6 Switchgear 7 Energy storage 8 Demand management
9 Power monitoring 10 Traction power supply 11 Consumption management

A reliable power supply is critical for economic growth and energy security. But existing grids are often ill-equipped to meet the growing demand for power, and the increasing share of fluctuating supplies from renewable sources are a further challenge. Around the world, power outages caused by storms, overloads and aging infrastructure are taking a significant toll on households and businesses alike. Studies have found that storm-related power outages cost the U.S. economy between €15 billion and €41 billion each year.

Our end-to-end solutions ensure the reliable and efficient distribution of low- and medium-voltage power. In addition to switchgear, distribution systems and protection and monitoring equipment, we also supply energy storage units for better integrating electricity from renewables into power grids. Our intelligent software solutions link power distribution installations to building and industrial automation systems. And smart grids are also playing a key role in power distribution. Our products and solutions for smart grids are making it possible to achieve a better balance between energy supply and demand by managing the bi-directional flow of power and data between suppliers and consumers, even as more and more consumers are also producing power.

Moving people and goods – quickly, safely, reliably and cost-effectively

IT solutions are enhancing mobility


Communication
Electricity

1 Traffic signals and controls 2 Level crossings 3 Vehicle devices and components 4 Tolling systems
5 Integrated traffic management 6 Interlockings and train control systems 7 eTicketing
8 Driverless metro systems 9 Commuter and high-speed trains 10 Rail signalling and electrification

As the world's population continues to boom, trends like increasing globalization and urbanization are creating an urgent need for mobility solutions. Today's transportation systems are often operating beyond capacity, negatively impacting people's quality of life. Businesses too have an interest in finding solutions to these challenges. Each year, the price tag for traffic congestion is some €5.3 billion in the UK and about €74 billion in the U.S.

Urban and interurban mobility is being greatly enhanced by the use of intelligent, automated systems. And it's here that our infrastructure solutions are helping. In the rail segment, we supply trains, metros, locomotives, trams and light-rail vehicles for local and long-distance passenger services as well as for logistics transport. Rounding out these offerings, our customized hardware, software and service packages are optimizing road, rail, harbor and airport transportation networks.

Effective heating, cooling, lighting and surveillance

Increased efficiency, safety and competitiveness


Communication
Electricity

1 Building automation systems 2 Access control 3 Remote surveillance
4 Control and surveillance centers 5 Sustainability and energy monitoring
6 Building surveillance 7 Evacuation 8 Sensors 9 Fire safety 10 Data centers

Around the world, people want to feel comfortable in their homes, workplaces and public spaces. And they want to live in energy-efficient, low-emission buildings – a daunting challenge, given that buildings today account for some 40% of worldwide energy consumption and 21% of CO_2 emissions.

We're a trusted technology partner for safe, energy-efficient, ecofriendly building infrastructure. Our integrated systems automate the control of heating, air conditioning, lighting, fire safety and security systems. By making buildings intelligent, we're helping ensure workplace safety and business process security, which in turn promotes entrepreneurial productivity and competitiveness.

In Vienna, 39% of all travel is via public transportation, well above the average of 28% for the rest of Europe's cities. What's your formula for success?

Dr. Michael Häupl: We listen carefully to the wishes of our city's residents, and they want public transportation that not only runs frequently and on schedule but is also attractive and comfortable. That's long been part of who we are in Vienna. What's more, we take the long view with our pricing policies: we sold an additional 100,000 annual passes simply by lowering the daily price to €1.

This report opens with a question: "More quality of life or more economic growth?" Is it possible to have both?

Dr. Michael Häupl: We see it happening here in Vienna, where 48% of Austria's tax revenue is generated. A flourishing economy is the basis for our success. In the end, you can only have a high quality of life if there's a very healthy economic foundation.

The Siemens Green City Index gave Vienna high marks for sustainability but saw room for improvement in CO_2 emissions. What is Vienna doing to protect the climate?

Dr. Michael Häupl: Our record isn't so bad. Vienna, a major metropolis, has lower CO_2 emissions per capita than all the Austrian states – but even that's too high for us. That's why we've defined emission limits for all new and renovated buildings and why we're pushing alternative energy sources. I have high hopes for even smarter technologies that will enhance traffic management, for example, or enable public transportation to run at more frequent intervals. But since our investment budget is limited, we also need creative financing concepts – above all, ideas we can implement in cooperation with businesses.

What is the optimal energy mix for Vienna?

Dr. Michael Häupl: About 75% of the electricity we use is generated in Vienna. In the years ahead, we'll greatly expand the amount of electricity we produce from hydroelectric, wind and solar sources. At the same time, we'll introduce smart grids, which will allow us to better balance fluctuating supplies of power with actual demand.

What initiatives would you like to launch in Vienna in the coming years?

Dr. Michael Häupl: Our city's growing, and that's a very good thing. We're building housing and roads, and we want to safeguard Vienna's high quality of life for future generations. One example of the initiatives we've launched is an urban development project called "aspern Vienna's Urban Lakeside." It's a brand new community where a wide range of technological innovations will ensure intelligent power distribution and maximum energy efficiency. Our local power provider, Wien Energie, and our grid operator, Wiener Netze, are cooperating with Siemens in an accompanying project focused on intelligently networking infrastructure technologies in an environment comprising housing, office space and commercial areas. Another initiative is the Vienna municipal utility's public platform "Wir denken Wiener Zukunft," which translates as "We're thinking about Vienna's future." In keeping with Vienna's smart city concept, the platform provides a venue for discussing topics related to the city's future development.

What contribution would you like to see Siemens make to the future of Vienna?

Dr. Michael Häupl: Siemens has had a profound influence on Vienna ever since the late 19th century and remains without a doubt the flagship of industry in our city. I hope we can continue our joint projects in the areas of transportation and energy as well as partnerships with universities in the field of healthcare. Things are going well, but from my perspective, we could pick up the pace in some areas.





1 – Dr. Michael Häupl has been the mayor of Vienna since 1994. After completing his university studies in zoology and biology, he began his career at Vienna's Natural History Museum. From 1988 until his election as mayor, Dr. Häupl headed the city's Office of Environmental Protection and Sports.

2 – "aspern Vienna's Urban Lakeside" is one of the largest urban development projects in Europe. The Vienna Business Agency, which, in keeping with its charter, provides support for the city's economic development, is the project lead. One of the first buildings constructed in the community was the aspern IQ technology center, pictured above. The Center is home to Aspern Smart City Research, a joint project of Siemens, Wien Energie and Wiener Netze. The project's experts are looking for ways to intelligently network environmental, energy and building technologies in order to promote sustainable urban development.




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1/2 – Austria's progressive capital is one of the few cities in the world to deploy battery-powered electric buses in regular service. Dr. Georg Freimüller never ceases to be amazed by how quiet and comfortable it is to ride the city's 2A and 3A electric bus lines.

3 – The Freimüller-Köhler family on the way to the Karlsplatz metro station. From there, home is just a short, comfortable metro ride away.

Vienna is growing – and its quality of life is increasing

Many Viennese don't realize it, although they experience it every day: Siemens is creating real quality of life in their city. One prime example is the twelve zero-emission electric buses running on lines 2A and 3A in the city center. In 2013, this very well-received electric fleet earned Wiener Linien accolades that included the State Prize for Mobility, the highest honor awarded by Austria's Ministry of Transport, Innovation and Technology. Georg Freimüller sees the buses as a crowning achievement for public transportation in Vienna. "The electric buses are quiet, comfortable and fast – and they emit no carbon dioxide," he says. Thanks to our drive concept, the buses consume some 25% less energy than diesel or natural-gas buses. What's more, the electric buses run on green electricity. About 75% of the energy consumed in Vienna is produced in the city – at facilities which include one of Europe's largest biomass power plants. Plans call for increasing the share of renewables in the city's energy mix to 50% by 2030. And that target entails a new set of challenges, since the amount of energy derived from the wind and the sun naturally fluctuates. Reinhard Brehmer, one of the managing directors at grid operator Wiener Netze, is already working on the solution. "To achieve a balance between supply and demand, we're introducing smart grids in Vienna," he says. "A pilot project to test smart electricity meters and their integration into the grid is already underway." Siemens is supplying the software that manages the consumption data – one more intelligent infrastructure solution for Vienna.

A living laboratory for the city of the future

Wien Energie, Wiener Netze and Siemens are working together on the smart infrastructure of the future at a new community called "aspern Vienna's Urban Lakeside." The new district, which is being developed on the site of a former airfield, will be home to 20,000 people and create 20,000 jobs by 2030. Reinhard Brehmer, who's also the managing director of Aspern Smart City Research, has high hopes for the "living lab." As he explains, "In aspern, we have a unique opportunity to try out smart new ideas for energy-efficient urban infrastructures on a community-wide level. Working with Siemens, we'll test new types of links to the low-voltage grid and integrate schools, homes and offices in the power grid."

Energy savings with electric buses | **25%**

Zero-emission electric buses equipped with our drive technology consume some 25% less energy than diesel or natural-gas buses.

Vienna is a growing city that's optimally equipped for the future. Mayor Michael Häupl sees the aspern community and the research project with Siemens as steps clearly geared toward further enhancing the city's quality of life by introducing smart, automated infrastructure solutions: "This isn't just about building roads and housing. We also want to ensure that future generations enjoy the same high quality of life that Vienna has already achieved." ←

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One Siemens – Our framework for sustainable value creation

Energy efficiency, industrial productivity, next-generation healthcare and intelligent infrastructure solutions – these are the topics that define our actions and are pioneering fields for the future. The four reports on the preceding pages provide concrete examples of what we're doing to make our vision a reality. They show how we're acting sustainably, leveraging business opportunities and mastering the challenges we face.

Our strategy points the way: with clear financial targets, strategic directions and concrete focus areas. How do these elements interlock? Where do we currently stand? And what are the next steps? The following pages provide the answers.

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C.1.3 STRATEGY ON PAGES 170-172

Questions and answers about our strategy

What are Siemens' goals?

We want to sustainably increase the value of our Company for all our stakeholders – for our shareholders, employees and customers as well as for society as a whole.

How is our Company strategy structured?

We've formulated strategic perspectives for different timeframes. The basis is our long-term vision: "Siemens – The pioneer in energy efficiency, industrial productivity, next-generation healthcare and intelligent infrastructure solutions." Based on this vision, we're steering the Company with a medium-term strategy. Our One Siemens framework concretizes this strategy. Within this Company-wide strategic setup, we formulate business strategies for the various markets.

What was the basis for developing the current strategy?

Our Company, our customers and our markets are subject to both long-term trends and short-term economic developments. Demographic change, urbanization, climate change and globalization are megatrends that entail major challenges for policymakers, entrepreneurs and scientists around the world. At the same time, however, they offer tremendous business opportunities that we intend to rigorously exploit. We also consider economic development forecasts, observe our competitive environment and leverage our particular strengths as a technology Company. To be viable, our strategy must be consistent with the values espoused by Siemens and build on our Company's long tradition of success.

What strategy is Siemens pursuing to reach its goals?

We're gearing our efforts to what we call our three strategic directions: focus on innovation-driven growth markets; get closer to our customers; and use the power of Siemens. Each of these directions is broken down into three focus areas that have tremendous potential for achieving a sustainable increase in Siemens' value. For example, we're expanding our service business and encouraging lifelong learning and development among our employees.

Is Siemens following a separate sustainability strategy?

Sustainability and business success are two sides of the same coin for us, as we've already showcased in numerous examples in this Report. Siemens is sustainably managed. That's why we've consciously decided not to formulate a separate sustainability strategy, since our Company strategy is already geared to making long-term progress in terms of profitability, the environment and society. The fact that this Annual Report is for the first time a combined Annual and Sustainability Report is further proof of our overarching understanding of sustainability.

How does the strategy address changes in markets?

To continuously occupy leading market and technology positions, unrelenting efforts and perseverance are required. Pioneering topics in research and development, for example, often bear fruit only after years. At the same time, changes are taking place in ever-shorter cycles. That's why we continually monitor and evaluate the impact on our business of new developments in the economy, technology and society. New opportunities are currently arising, such as the energy transition in Germany, the new natural gas extraction boom in the U.S. and the rapidly growing demand for affordable healthcare in the emerging markets. Beginning in fiscal 2013, our Company-wide Siemens 2014 program has been supporting our One Siemens framework – thus empowering us to recapture a leading competitive position.

How is the strategy put into practice at Siemens?

Our report on the modernization of the Kirishi power plant → ON PAGES 4-21 illustrates how we're implementing our strategy. Siemens is a pioneer in the market for combined-cycle power plants – a market that is thriving thanks to the development of advanced technologies – and has been continuously boosting the efficiency of gas-based power generation for years. The plant's upgraded Unit 6 combusts natural gas with record efficiency while producing less environmentally harmful carbon dioxide than its predecessors. That's typical of the products in our Environmental Portfolio. And the twelve-year service contract we landed for Kirishi is an exemplary success story in the strategic focus area that aims at expanding our service business.

How does Siemens measure the success of its strategy?

We measure our success primarily in terms of the development of the key financial figures for revenue growth, capital efficiency and profitability as well as for capital structure. For further information, please see C.2 FINANCIAL PERFORMANCE SYSTEM on pages 173-178 of this Annual Report.

Strategic direction

Focus on innovation-driven growth markets

Throughout history, many of our business successes have been closely linked with pioneering technological achievements. Harnessing our creativity and spirit of invention, we want to continue capturing, maintaining and expanding our leading positions in innovation-driven growth markets. Where necessary, we're strengthening Siemens' portfolio. Our Environmental Portfolio is an example of how we're systematically leveraging the opportunities provided by sustainable business activities in growth markets.

Be a pioneer in technology-driven markets

For generations, innovative Siemens engineers have been conquering new markets and tapping growth fields. With this special strength, we want to continue achieving leading positions in new business fields characterized by growth and technological innovation. We're strengthening our power of innovation by leveraging synergies worldwide and increasingly utilizing external expertise. More than 1,000 cooperative research projects with universities, research institutes and industry partners are already enabling us to gain valuable knowledge for our future business.

Strengthen our portfolio

To achieve sustainable, profitable growth, we keep our business activities focused on particularly attractive future markets. Active portfolio management – based on the principle that all our businesses should capture and maintain No. 1 or No. 2 positions in their respective markets – is a key part of our focus. Why? Because leading market positions are a prerequisite for profitability and growth and enable us to sustainably increase Siemens' value. As our Company's history proves, size is not the only driver of success. Often Siemens has been most successful when we've been at the forefront of technological innovation.

Provide a leading environmental portfolio

Our Environmental Portfolio serves as an example of how we strive to align our business activities with major trends of our times, in this case climate change. In addition to its environmental benefits, our Environmental Portfolio enables us to compete successfully in attractive markets and generate profitable growth. In fiscal 2013, revenue from continuing operations from the Environmental Portfolio amounted to €32.3 billion, which accounted for 43% of our revenue in this fiscal year. Technologies from our Environmental Portfolio enabled customers worldwide to slash their CO_2 emissions by 377 million metric tons in fiscal 2013, which is the equivalent of the following twelve cities' combined yearly emissions: Berlin, Cape Town, London, Los Angeles, Melbourne, Mexico City, Moscow, New York City, São Paulo, Seoul, Singapore and Tokyo.

Strategic direction

Get closer to our customers

Siemens is close to its customers throughout the world. While maintaining our strong position in our established markets, we want to expand our position in the world's rapidly growing emerging countries. To build strong partnerships in these new markets, it's necessary to expand local development and production capacities and create solutions tailored to regional requirements. In the emerging as in the industrialized countries, the important factors for success are outstanding innovative services and rigorous customer orientation.

Grow in emerging markets

We want to be present in attractive markets worldwide and participate in the enormous economic expansion now taking place in the emerging countries, where we've already achieved strong growth over the past few years. In those countries the demand for economical products and entry-level solutions is intensifying. We're addressing this demand through our SMART initiative. We're increasingly offering entry-level products that are simple, maintenance-friendly, affordable, reliable and timely-to-market.

Expand our service business

We want to be the supplier of choice for all follow-up investments. That's why we offer perfect services as well as perfect products. Our local service employees, who – in many cases – have been fulfilling their customers' needs and requirements for decades, are one of our greatest assets. By expanding our service business, we want to increase customer loyalty. And it's here that our value-added services are making a contribution. Going beyond conventional product services, we apply the knowledge we've gained in our product and solutions business to advise our customers effectively and accurately. All in all, more service business can enable us to generate steadier revenue and leverage new potential for profitable growth.

Intensify our customer focus

Many of our successful products and solutions are developed in close cooperation with our customers. Proceeding from an in-depth understanding of their unique requirements, our employees all around the world create tailored solutions for our customers. That's why we invest in the ongoing training of our consultants and engineers. It's also why we've set up consulting for large customers in a way that enables them to obtain everything they need from a single source – the whole range of products, solutions and services offered by our technology Company. In a nutshell: we're enhancing our reputation as a strong local partner by providing consulting with added value and by reacting quickly and flexibly to local market requirements.

Strategic direction

Use the power of Siemens

Highly qualified employees have always been the key to our success. For this reason, every Siemens employee can and should continuously expand his or her knowledge. It's cooperative partnerships among men and women from different countries and cultural backgrounds that deliver the best outcomes. We at Siemens draw great strength from such partnerships – a strength that is also based on a clear and unambiguous commitment to integrity. Our work is guided by binding principles to which we also expect our customers and suppliers to adhere.

Encourage lifelong learning and development

Our employees have been the driving force behind innovation for 166 years. Their expertise, abilities and passion will continue to advance Siemens in the future. Our highly developed culture of lifelong learning gives them the tools they need: all around the world and at all levels of our organization, we directly foster not only our people's knowhow but also their pioneering spirit, initiative and their willingness to assume increasing responsibility.

Empower our diverse and engaged people worldwide

Siemens is a Company with a strong international orientation. People from some 140 countries work at our ten largest Regional Companies alone. Collaboration in multifaceted teams has proven to be a powerful source of inspiration. Working together, people from different backgrounds and with a broad range of skills, experiences and qualifications can generate a wealth of totally new ideas. This is how we understand diversity, and we foster it in every possible context. We regularly conduct employee surveys to find out where we can further enhance our Company's processes. The results of these surveys, which are conducted in 40 languages worldwide, provide us with valuable input that we systematically exploit.

Stand for integrity

Siemens is committed to fair competition. In our drive to succeed on the world's markets, we aim to comply with all applicable laws and regulations. Therefore, the actions of our employees are guided by transparent and binding principles of ethical entrepreneurial behavior. A clear and unequivocal opposition to corruption is a further cornerstone of our Company culture. To the best of our ability, we fulfill our responsibilities to the environment, society and our employees and thus use the power of Siemens, while meeting the highest standards of occupational safety and health management.

Financial targets

Revenue growth Growth > most relevant competitors

Capital efficiency / Profitability Return on capital employed / top margins throughout business cycles

Capital structure Adjusted industrial net debt / adjusted EBITDA

We want to outpace our competitors over the long term and set the standards for operational and financial excellence in our industries. We measure and compare the success of our development on the basis of a target system that defines indicators for revenue growth, capital efficiency and profitability as well as for the optimization of our capital structure. Our goal is to sustainably increase Siemens' value.

Revenue growth

The most important driver for sustainably increasing our Company's value is profitable revenue growth. Our concrete goal is to achieve revenue growth that exceeds that of our key competitors; to assess our performance we compare our average revenue growth with theirs. We have also established strict criteria for acquisitions.

Capital efficiency and profitability

Our aim is to be profitable and to use the capital provided by our shareholders and lenders as efficiently as possible. We measure our capital efficiency in terms of return on capital employed (ROCE (adjusted)). Simply expressed, this indicator is defined as income from continuing operations before interest divided by average capital employed. We've set an ambitious target of 15% to 20% for capital efficiency throughout Siemens.

At the Sector level, we want to continuously achieve top EBITDA margins compared to those of the best competitors in our industries – throughout business cycles.

Capital structure

Sustainable profit and revenue growth can be achieved only on the basis of a healthy capital structure. Therefore, in addition to our metrics for operations, we've defined a yardstick for managing our capital structure: the ratio of adjusted industrial net debt to adjusted EBITDA. We intend to further optimize this ratio in order to better regulate our debt-to-equity ratio. We're also aiming to ensure unlimited access to debt financing instruments in the capital markets as well as the servicing of our financial obligations.

For further information on our framework for sustainable value creation, please see C.1.3 STRATEGY on pages 170-172 and C.2 FINANCIAL PERFORMANCE SYSTEM on pages 173-178 of this Annual Report.

Company Report 2013

Energy solutions

Healthcare solutions

Industry solutions

Infrastructure solutions

Company strategy

Financial Report 2013

To our Shareholders

Corporate Governance

Combined Management Report

Consolidated Financial Statements

Additional Information

Key figures fiscal 2013[1,2]

Volume

		FY 2013	FY 2012	% Change Actual	% Change Adjusted[3]	Further information
Continuing operations						
Orders	in millions of €	82,351	75,939	8%	10%	→ Page 179
Revenue	in millions of €	75,882	77,395	(2)%	(1)%	→ Page 179

Profitability and Capital efficiency

		FY 2013	FY 2012	% Change	Further information
Total Sectors					
Adjusted EBITDA	in millions of €	8,141	9,329	(13)%	→ Page 190
Total Sectors profit	in millions of €	5,788	7,266	(20)%	→ Page 190
in % of revenue (Total Sectors)	in %	7.5	9.3		
Continuing operations					
Adjusted EBITDA	in millions of €	8,215	9,613	(15)%	→ Page 190
Income from continuing operations	in millions of €	4,212	4,642	(9)%	→ Page 181
Basic earnings per share[4]	in €	4.85	5.15	(6)%	→ Page 326
Return on capital employed (ROCE (adjusted))	in %	13.8	15.5		→ Page 173
Continuing and discontinued operations					
Net income	in millions of €	4,409	4,282	3%	→ Page 181
Basic earnings per share[4]	in €	5.08	4.74	7%	→ Page 182
Return on capital employed (ROCE (adjusted))	in %	13.5	13.1		→ Page 173

Capital structure and Liquidity

		September 30, 2013	September 30, 2012	Further information
Cash and cash equivalents	in millions of €	9,190	10,891	→ Page 204
Total equity (Shareholders of Siemens AG)	in millions of €	28,111	30,855	→ Page 206
Adjusted industrial net debt	in millions of €	2,805	2,271	→ Page 193

		FY 2013	FY 2012	Further information
Continuing operations				
Free cash flow	in millions of €	5,257	4,727	→ Page 196
Continuing and discontinued operations				
Free cash flow	in millions of €	5,328	4,700	→ Page 196

1 Orders; Adjusted or organic growth rates of revenue and orders; Total Sectors profit; ROCE (adjusted); Free cash flow; Adjusted EBITDA; Adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens' supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under WWW.SIEMENS.COM/NONGAAP.

2 October 1, 2012 – September 30, 2013.

3 Adjusted for currency translation and portfolio effects.

Orders – continuing operations (in millions of €)

FY 2013	82,351	10%[3]
FY 2012	75,939	

Revenue – continuing operations (in millions of €)

FY 2013	75,882	(1)%[3]
FY 2012	77,395	

Income from continuing operations (in millions of €)

FY 2013	4,212	(9)%
FY 2012	4,642	

Basic earnings per share – continuing operations (in €)[4]

FY 2013	4.85	(6)%
FY 2012	5.15	

ROCE (adjusted) – continuing operations (in %)

FY 2013	13.8
FY 2012	15.5

Target corridor: 15–20%

Adjusted industrial net debt/ Adjusted EBITDA – continuing operations (in millions of €)[5]

FY 2013	0.34
FY 2012	0.24

Target corridor: 0.5–1.0%

Free cash flow – continuing operations (in millions of €)

FY 2013	5,257	11%
FY 2012	4,727	

4 Basic earnings per share – attributable to shareholders of Siemens AG. For fiscal 2013 and 2012 weighted average shares outstanding (basic) (in thousands) amounted to 843,819 and 876,053 shares, respectively.

5 Calculated by dividing adjusted industrial net debt as of September 30, 2013 and 2012 by adjusted EBITDA.

Customers and Innovation

Revenue generated by the Environmental Portfolio (in billions of €)[1]

FY 2013	32.3
FY 2012	32.7

Patent first filings (in thousands)[1,3]

FY 2013	4.0
FY 2012	4.6

Environment

Accumulated annual customer reductions of carbon dioxide emissions generated by elements from the Environmental Portfolio (in millions of metric tons)[1]

FY 2013	377
FY 2012	333

Energy efficiency improvement compared to baseline in fiscal 2010 (in %)[1]

FY 2013	4
FY 2012	8

Employees

Employee turnover rate (in %)[6,7]

FY 2013	10.8
FY 2012	10.7

Female employees in management positions (percentage of all management positions)[6,8]

FY 2013	15.6
FY 2012	15.3

Expenses per employee for continuing education (in €)[6,9]

FY 2013	670
FY 2012	693

1 Continuing operations.

2 Average number of employees in fiscal year.

3 Number of inventions reported by the Business Units in an internal report.

		FY 2013	FY 2012	Further information
Revenue generated by the Environmental Portfolio[1]	in billions of €	32.3	32.7	→ Page 218
in % of revenue from continuing operations	in %	43	42	
Research and development expenses[1]	in billions of €	4.3	4.2	→ Page 213
in % of revenue from continuing operations	in %	5.7	5.5	
Research and development employees[1,2]	in thousands	29.8	29.5	→ Page 213
Inventions[1,3]	in thousands	8.4	8.8	→ Page 213
Patent first filings[1,4]	in thousands	4.0	4.6	→ Page 213

		FY 2013	FY 2012	Further information
Accumulated annual customer reductions of carbon dioxide emissions generated by elements from the Environmental Portfolio[1]	in millions of metric tons	377	333	→ Page 218
Energy efficiency improvement compared to baseline in fiscal 2010[1]	in %	4	8	→ Page 220
Waste efficiency improvement compared to baseline in fiscal 2010[1]	in %	4	7	→ Page 220
Waste for disposal reduction compared to baseline in fiscal 2010[1]	in %	7	8	→ Page 220
Carbon dioxide emission efficiency improvement compared to baseline in fiscal 2010[1]	in %	13	13	→ Page 220

		Sep. 30, 2013	Sep. 30, 2012	Further information
Total employees – continuing operations	in thousands	362	366	→ Page 222
Europe, C.I.S.,[5] Africa, Middle East	in thousands	220	222	→ Page 222
therein Germany	in thousands	118	119	→ Page 222
Asia, Australia	in thousands	64	63	→ Page 222
Americas	in thousands	78	81	→ Page 222
Total employees – continuing and discontinued operations	in thousands	367	410	

		FY 2013	FY 2012	Further information
Employee turnover rate[6,7]	in %	10.8	10.7	→ Page 221
Female employees in management positions (percentage of all management positions)[6,8]	in %	15.6	15.3	→ Page 221
Expenses for continuing education[6,9]	in millions of €	265	283	→ Page 221
Expenses per employee for continuing education[6,9]	in €	670	693	→ Page 221

4 First filings as part of inventions submitted to patent offices.

5 Commonwealth of Independent States.

6 Continuing and discontinued operations.

7 Employee turnover rate is defined as the ratio of voluntary and involuntary exits from Siemens during the fiscal year to the average number of employees.

8 Employees in management positions include all managers with disciplinary responsibility, plus project managers.

9 Without travel expenses.

A.1 Letter to our Shareholders

Berlin and Munich, November 27, 2013

Dear Shareholders,

For the first time, I'm addressing you as the President and CEO of your Company. I've been at this wonderful organization for 33 years now. Leading Siemens today is not only an enormous task; it is also a mission that I embrace with respect and dedication. The fact that millions of people benefit every day from infrastructures supported by Siemens technologies is an inspiration and an obligation as well as a source of pride. What Siemens can do, and what Siemens does, is relevant to people all around the world, whether our customers, users, employees or shareholders. Siemens stands for the electrification of the world. Digitization and automation are transforming this value chain – and offering us major opportunities.

I'm well aware of the importance of this task and of the tremendous responsibility I now also have for our more than 360,000 employees. Let me assure you of one thing: Siemens will continue to be guided by the values for which we've always stood – innovation, quality, reliability and engineering excellence. This will remain so in the future, and sustainability and responsibility will continue to inform our actions. These values have made us strong throughout our 166-year history, and our commitment to them will endure beyond the present and into the future.

Many things at Siemens are going well – some, even very well. Many of our businesses are very well positioned and poised for long-term success, as examples presented in this Annual Report show. This year, for the first time, the Report also includes our Sustainability Report, in which we clearly formulate our commitment to the aims of the United Nations Global Compact. The Annual Report provides a detailed account of a quite turbulent and eventful fiscal year in which there was much light but also some shadow.

At €75.9 billion, revenue was 1% below the prior-year level. New orders climbed to €82.4 billion, a substantial 10% gain. Our order backlog now totals €100 billion. Finally, income from continuing operations amounted to €4.2 billion, including transformation costs of €1.3 billion related to our Siemens 2014 productivity program and an extraordinary gain in connection with the divestment of our shares in Nokia Siemens Networks (NSN).

Respect

“Leading Siemens is a mission that I embrace with respect and dedication.”

Joe Kaeser – President and CEO of Siemens AG



The future and values

“Siemens stands for the electrification of the world. Digitization and automation are transforming this value chain – and offering us major opportunities.”

“Innovation, quality, reliability and engineering excellence are the values for which Siemens stands. And this will remain so in the future.”

Joe Kaeser – President and CEO of Siemens AG

All in all, these are solid results, but we're not satisfied with them – because we fell clearly short of our potential and did not meet our initial forecast for the year. In the summer, we had to retract the margin targets we'd set for our Sectors. Special burdens associated with projects in the areas of solar technology, high-speed trains, wind turbines and North Sea platforms for connecting offshore wind farms to the power grid put pressure on our profits. These burdens in operations were partially offset by the profits from the divestment of Nokia Siemens Networks (NSN) and from the cross-Sector activities of Siemens Real Estate (SRE) and Financial Services (SFS). The spinoff and public listing of OSRAM was also a welcome success. Our diligence and perseverance in preparing this move paid off, as the very gratifying development of the OSRAM share price over the past few months also confirms.

Based on these and other achievements, we'll again propose an unchanged dividend of €3.00 per share at the upcoming Annual Shareholders' Meeting. You'll also profit from the share buyback program that we intend to implement over the next two years, which will have a volume of up to €4 billion.

Siemens has scored many successes recently – not just in fiscal 2013 but also between 2007 and 2011. Peter Löscher, my predecessor as President and CEO, played a pivotal role in our achievements during this period and, in particular, in the exemplary investigation of the corruption affair. On behalf of the Company and its employees, I'd like to express my gratitude to Mr. Löscher and my high regard for his commitment while in office over the past years.

I'd also like to thank the two other members of the Managing Board who have left the Company in recent months. Barbara Kux had been responsible for supply chain management and sustainability at our Company since 2008. Her work was instrumental in Siemens' being ranked – once again this year – the most sustainable company across seven industries in the internationally renowned Dow Jones Sustainability Index. Brigitte Ederer also made many valuable contributions to the Company as a member of the Managing Board of Siemens AG and in her previous position as the long-time head of Siemens AG Österreich. On behalf of the entire Siemens workforce, I'd like to extend my sincere gratitude to both Ms. Kux and Ms. Ederer for their dedicated service.

Peter Y. Solmssen will resign from the Managing Board on December 31, 2013. He played a central role in establishing a sustainable corporate culture of integrity which is viewed as exemplary worldwide. This achievement will remain our benchmark and our beacon as we further align our legal and compliance organization. I'd like to thank Mr. Solmssen most sincerely for his service and his collegiality as a member of the Managing Board.

My appreciation also goes to Dr. Gerhard Cromme and the members of the Supervisory Board for their farsighted support for the work of the Managing Board. I'm very pleased that the Supervisory Board has appointed Dr. Ralf P. Thomas, an outstanding financial expert, to serve as Chief Financial Officer. Dr. Thomas will be responsible for ensuring that Siemens' financial strategy remains as sound as it has always been – because in the future, as in the past, we always want to have the resources we need for investments in growth, jobs and innovation as well as employee training and continuing education.

We'll leave many things as they are while taking decisive action on other fronts. What was not so successful will have to be adjusted and improved – not through lots of talk, but through decisive action and hard work. We'll work together to make this happen. The entire Managing Board and Siemens' global management team are in the front rank here.

I'm aware that you, our shareholders, have high expectations of us – and rightly so. We'll work hard to meet your expectations. In doing so, we'll act judiciously, decisively and rigorously while maintaining an unwavering focus on the sustainability of our measures. Our actions are geared not to turning a quick profit but to ensuring the long-term success of our Company. And I know I have a team behind me that's unmatched and highly esteemed around the world. That's why I'd like to extend my special thanks to all our employees for their dedication and achievements.

What we achieve as a team, the Siemens team, is the basis for our success. My personal conviction and my message to everyone at the Company is: Siemens will again take top priority at Siemens. This will be the guiding principle for each and every one of us – from Managing Board member to trainee, across all Sectors, Divisions and Regions as well as at the Company's headquarters. We'll again focus more intensively on living Siemens' virtues and values with renewed vigor every day: reliability and continuity, fairness and integrity, diligence and dedication, quality and innovation.

We don't have to reinvent Siemens. Siemens is a company with a setup that spans the electrification value chain. The growing impact of digitization and the expanding use of automation are shaping our markets, changing our businesses and opening up opportunities for innovation. We'll profit more strongly than others from the three pillars of electrification, digitization and automation. Many new competitors from other industries and technology fields are trying to penetrate our territory. We're aware of this development and prepared to meet it. Many who see our business fields as attractive and want to establish a foothold in them will soon realize that we're already on the scene. Nevertheless, we're taking changes in technologies and customer behavior seriously. We're closely following and preparing ourselves for paradigm shifts in our markets, businesses and environment, whether these shifts are driven by social media, data analytics – that is, the processing of enormous amounts of data – or biotechnology.

To leverage these changes for the benefit of our Company, we need unparalleled expertise in innovative technologies and unfailingly high productivity. And we must be willing to change in order to prevail against our competitors in hotly contested markets and maintain the upper hand. The best driver for any company is growth – controlled, focused, value-creating and, above all, sustainable growth. It's essential that we set the right priorities for achieving growth. We must make wise investments, and this applies to everything from R&D expenditures to acquisitions and the systematic tapping of attractive markets.

A company like ours must aim to be a leader not only in technology but also in long-term profitability. This has nothing to do with greed – but everything to do with maintaining our innovative strength, enhancing our competitiveness and safeguarding jobs while remaining a trusted and attractive partner for our shareholders and investors worldwide.

We're continuing to rigorously implement key elements of our Siemens 2014 program. We'll bring the program to a successful conclusion, and it will drive our profitability. All the steps we're taking must be geared to the long term, strengthen us on an ongoing basis and have an impact that extends beyond 2014. Because we don't want a brief margin-boosting flash in the pan, but changes that will keep Siemens on the road to lasting success in order to preserve jobs and reinforce our technology and market leadership. These changes will position us to narrow and, in the medium term, close the gap in profitability to our competitors.

One thing is clear: Siemens will still be around after 2014. In fiscal 2013 – exactly a hundred years after the construction of our Berlin-Siemensstadt location, the site of our Company headquarters until 1949 – we laid the cornerstone for our new headquarters in Munich. We've now also begun planning a new Siemens campus in Erlangen, Germany. Both of these construction projects are more than a commitment to the future of two locations steeped in Company tradition. They also reflect our sense of obligation. We accept the responsibility that we have, day after day and year after year, for the future of our Company. Generations of Siemens employees have done their part to ensure that the Company in which you hold a stake is intrinsically sound today. I want our successors to be able to say the same thing about us in 20 or 30 years. Through our work, diligence and dedication, we – the Managing Board and the Company's more than 360,000 employees around the world – can play a key role in shaping your Company's future. Joining forces, we'll act as though Siemens were our own company. That's our pledge to you.

For the Managing Board

Sincerely yours,

Joe Kaeser
President and CEO of Siemens AG

A.2 Managing Board of Siemens AG



Joe Kaeser

Corporate Development,
Governance & Markets,
Communications and
Government Affairs,
Legal and Compliance



Roland Busch

Infrastructure & Cities,
Corporate Sustainability Office
Asia (excluding Japan), Australia

Siemens stands for:

Customer proximity

Performance and commitment

Fairness and integrity



Siegfried Russwurm

Industry, Corporate Supply Chain
Management, Information Technology,
Corporate Security Office
Europe, Commonwealth
of Independent States, Africa



Klaus Helmrich

Human Resources,
Corporate Technology



Hermann Requardt

Healthcare
South America, Japan

Quality and innovation

Financial solidity

Engineering excellence



Michael Süß

Energy
North America, Middle East



Ralf P. Thomas

Finance and Controlling,
Financial Services, Siemens Real Estate,
Global Shared Services,
Equity Investments

As of January 1, 2014

Contents Financial Report

A. To our Shareholders

B. Corporate Governance

C. Combined Management Report

D. Consolidated Financial Statements

E. Additional Information

Key to references

→ REFERENCE WITHIN THE PUBLICATION

↗ REFERENCE TO AN EXTERNAL PUBLICATION

REFERENCE TO THE COMPANY REPORT

REFERENCE TO THE INTERNET

A.3 Report of the Supervisory Board

Berlin and Munich, November 27, 2013

Dear Shareholders,

Fiscal 2013 was an eventful year. The Supervisory Board had to make a number of difficult decisions – decisions that were, however, necessary in the interest of the Company.

Our most important decisions concerned changes in the composition of the Managing Board. At our meeting on July 31, 2013, we approved the termination by mutual consent of Peter Löscher's appointment as a full member of the Managing Board and as President and Chief Executive Officer of Siemens AG as well as the termination agreement regarding his Managing Board employment contract. The Supervisory Board has great respect for Mr. Löscher's achievements. Starting on July 1, 2007, he led Siemens in the challenging times of the compliance crisis and the global financial crisis. Through his efforts, he restored our Company's high reputation. The Supervisory Board thanked Mr. Löscher for his services.

The Supervisory Board has appointed Joe Kaeser the Company's new President and Chief Executive Officer. Mr. Kaeser – who has held management positions at Siemens both in and outside Germany for more than 30 years – was appointed to a new term of office as a full member of the Managing Board and President and Chief Executive Officer of Siemens AG, effective August 1, 2013 to July 31, 2018. At our meeting on September 18, 2013, we appointed Dr. Ralf P. Thomas a full member of the Managing Board and Head of the Managing Board area Finance and Controlling, effective September 18, 2013 to September 17, 2018. At the same meeting, we approved the termination by mutual consent of Brigitte Ederer's appointment as a full member of the Managing Board and as Labor Director, effective the end of September 30, 2013, as well as the termination agreement regarding her Managing Board employment contract. We thanked Ms. Ederer for her many years of exemplary commitment and her many successes in the service of the Company. Klaus Helmrich was appointed to succeed Ms. Ederer as Labor Director and Head of the Managing Board area Human Resources. He will continue to serve the Company as Chief Technology Officer. In view of the growing demand for qualified experts worldwide and the importance of innovation leadership and leading technology positions for Siemens' competitiveness, we consider this close integration of the Managing Board responsibilities for technology and human resources to be an advantage – particularly with regard to strengthening the recruiting and development of top talents in the areas of science, research and technology.

Barbara Kux's appointment as a full member of the Managing Board expired at the end of November 16, 2013. We thanked Ms. Kux for her achievements as Head of Supply Chain Management and in connection with the Company's sustainability-related activities.

Leveraging business opportunities

"For Siemens, 2013 was an eventful year marked by major changes. We must now join forces under Mr. Kaeser's leadership in order to narrow the gap to our competitors."

Dr. Gerhard Cromme – Chairman of the Supervisory Board



Acting responsibly

"On behalf of the Supervisory Board, I would like to thank the members of the Managing Board and the employees and employee representatives at all Siemens companies for their outstanding commitment."

Dr. Gerhard Cromme – Chairman of the Supervisory Board

Peter Y. Solmssen will resign from the Managing Board on December 31, 2013. Mr. Solmssen joined Siemens at a difficult time and played a key role in investigating the compliance affair at our Company. By establishing a strong compliance organization, he performed a major service and made important contributions to steering Siemens through a challenging phase and restoring its good reputation. We thanked Mr. Solmssen for these achievements.

There were also changes in the composition of the Supervisory Board due, in particular, to the scheduled new election of Supervisory Board members at the Annual Shareholders' Meeting on January 23, 2013. Following the expiration of the Supervisory Board's five-year term of office, shareholder representatives Jean-Louis Beffa, Håkan Samuelsson and Lord Iain Vallance of Tummel, and employee representative Walter Mönius left the Supervisory Board. We thanked the departing members for their professional commitment and their contributions to the Company's success. The Annual Shareholders' Meeting elected Gérard Mestrallet, Güler Sabancı and Werner Wenning to serve as new shareholder representatives on the Supervisory Board. Robert Kensbock was elected to serve as a new employee representative on the Supervisory Board in accordance with the provisions of the German Codetermination Act. In addition, Dr. Josef Ackermann left the Supervisory Board at his own request at the end of September 30, 2013, following many years of service. The Supervisory Board expressed its gratitude to Dr. Ackermann for his service and commitment to Siemens. Dr. Ackermann was succeeded by Jim Hagemann Snabe, whose initial appointment is by court order. Mr. Snabe will stand for election by the shareholders at the Annual Shareholders' Meeting in January 2014. At our meeting on September 18, 2013, we elected Werner Wenning to succeed Dr. Ackermann as Second Deputy Chairman of the Supervisory Board, effective October 1, 2013.

In fiscal 2013, the Supervisory Board engaged in particularly intensive deliberations concerning the delays relating to grid connections for wind farms in the North Sea, the delayed delivery of ICE trains to Deutsche Bahn, business developments that were below expectations and the retraction of the targets defined by the Siemens 2014 program. It is now vital to master the challenges associated with our major projects step-by-step and to implement the Siemens 2014 program in such a way that the measures initiated will have a long-term impact and enable the Company to narrow the gap to its competitors and achieve a sustainable increase in profitability. In this connection, the Company will focus even more intensively on the technological trends of the future – trends like digitization, software and IT. The Company's long-term development must be oriented toward profitable, capital-efficient growth and the expansion of our technology leadership in key businesses. This is the only way to create sustainable value for our employees and shareholders.

In fiscal 2013, the Supervisory Board performed with great diligence the duties assigned to it by law, the Siemens Articles of Association and the Bylaws for the Supervisory Board. We regularly advised the Managing Board on the management of the Company and monitored the Managing Board's activities. We were directly involved in all major decisions regarding the Company at an early stage. In written and oral reports, the Managing Board regularly provided us with timely and comprehensive information on Company planning and business operations as well as on the strategic development and current state of the Company. On the basis of reports submitted by the Managing Board, we considered in detail business development and all decisions and transactions of major significance to the Company. Deviations from business plans were explained to us in detail and intensively discussed. The Managing Board coordinated the Company's strategic orientation with us. The proposals made by the Managing Board were approved after in-depth examination and consultation. In my capacity as Chairman of the Supervisory Board, I was also in regular contact with the Managing Board and was kept up-to-date on current developments in the Company's business situation and on key business transactions. At separate strategy meetings, I discussed with the Managing Board the prospects for and the future orientation of individual businesses at the Company.

Topics at the plenary meetings of the Supervisory Board

We held a total of seven regular meetings and two extraordinary meetings in the reporting year. We also made one decision outside meetings. Furthermore, four times in fiscal 2013, the shareholder representatives on the Supervisory Board made decisions relating to the exercise of ownership rights required under the German Codetermination Act. Attendance at Supervisory Board meetings by current members was over 94%.

In addition to the above-mentioned decisions regarding changes in the composition of the Managing Board, regular topics of discussion at our plenary meetings were revenue, profit and employment development at Siemens AG, at the Sectors and at the Siemens Group as well as the Company's financial position, profitability and major investment and divestment projects. One important focus was the Siemens 2014 program, which aims to strengthen the Company's competitiveness and profitability. In this context, we jointly discussed key measures to cut costs and strengthen Siemens' core business through major investment and divestment projects.

At an extraordinary meeting on October 9, 2012, the Managing Board reported on the state of the Company and informed the Supervisory Board of the implementation status of the Siemens 2014 program.

At our meeting on November 7, 2012, we discussed the key financial figures for fiscal 2012 and the budget for 2013. We also determined the compensation of Managing Board members for fiscal 2012 on the basis of a calculation of their target achievement. The appropriateness of this compensation was confirmed by an internal review. We also discussed the spinoff of OSRAM and approved the sale of key activities of the Industry Sector's Water Technologies Business Unit.

At our meeting on November 28, 2012, we discussed the financial statements and the Combined Management Report for Siemens AG and the Siemens Group as of September 30, 2012 as well as the agenda for the Annual Shareholders' Meeting on January 23, 2013. We also discussed the Annual Report for 2012 and the Corporate Governance Report included therein. We approved the budget for 2013, the settlement with former Managing Board member Dr. Thomas Ganswindt and the regular extension of the bond issuance program. We also approved the acquisition of the Rail Division of the British company Invensys plc, the planned divestment of the business of the Logistics and Airport Solutions Business Unit, the spinoff of OSRAM and the related adjustment of the special rights of Managing Board members granted under share-based compensation programs. In addition, we defined the targets for Managing Board compensation for fiscal 2013 and decided to adjust the base compensation of individual Managing Board members in fiscal 2013 and to annually review the base compensation of all Managing Board members starting in fiscal 2014. We also received a report on the activities of Corporate Supply Chain Management.

At our meeting on January 22, 2013, the Managing Board reported to us on the current business and financial position following the conclusion of the first quarter. We also approved the extension of the global commercial paper program.

The five-year term of office of the Supervisory Board elected at the Annual Shareholders' Meeting in 2008 ended with the Annual Shareholders' Meeting on January 23, 2013. At this meeting, the shareholder representatives on the Supervisory Board were elected to a new term of office, which will extend from 2013 to 2018. The employee representatives had already been elected on September 25, 2012, effective as of the end of the Annual Shareholders' Meeting. At the Supervisory Board's constitutive meeting at the conclusion of the Annual Shareholders' Meeting on January 23, 2013, the Chairman, the First Deputy Chairman and the Second Deputy Chairman of the Supervisory Board were confirmed in their positions and the composition of the Supervisory Board committees was determined.

Following the decision by the Annual Shareholders' Meeting of January 23, 2013 to spin off OSRAM and the successful completion of a so-called judicial release procedure, the spinoff was entered in the German Commercial Register.

At our meeting on April 30, 2013, the Managing Board reported on the Company's business and financial position following the conclusion of the second quarter. The report focused on the status of the Siemens 2014 program and the delivery of Velaro D (ICE) and Velaro Eurostar high-speed trains. The Industry Sector also reported on its business situation. In connection with our decision to dissolve the Managing Board area Supply Chain Management, we adjusted the assignment of responsibilities within the Managing Board and amended the Bylaws for the Managing Board accordingly.

At an extraordinary meeting on June 30, 2013, we approved the termination of the Nokia Siemens Networks joint venture as well as the sale of Siemens' 50% stake in the business to co-owner Nokia. We received positive feedback from the capital market regarding the sale of the NSN stake and the successful IPO of OSRAM.

At our meeting on July 31, 2013, we discussed the Company's business and financial position following the conclusion of the third quarter and the progress made in connection with the Siemens 2014 program. It became clear at this meeting that the target margins set under the program for 2014 did not appear to be achievable. The same day, the Energy Sector also provided us with a report on its current business situation. In addition, we established a Compensation Committee, elected its members and amended the relevant Bylaws accordingly.

At our meeting on September 18, 2013, we determined the compensation for Joe Kaeser in his position as President and Chief Executive Officer of Siemens AG. The Healthcare Sector reported on its current business situation. In addition, we were provided with an overview of the Company-wide *top*+ program and discussed the efficiency review of our activities. However, our primary focus was on the Managing Board's report on the state of the Company shortly before the end of fiscal 2013.

Corporate Governance Code

The Supervisory Board concerned itself with the contents of and the amendments to the German Corporate Governance Code. At our meeting on July 31, 2013, we discussed the amendments to the German Corporate Governance Code contained in the new version of May 13, 2013. At our subsequent meeting on September 18, 2013, we adjusted the concrete goals for the Supervisory Board's composition – which are set out in → B.1 CORPORATE GOVERNANCE REPORT on pages 118-121 of this Annual Report – in light of the Board's new composition since January 2013 and determined that, in our estimation, the Supervisory Board had an appropriate number of independent members. Information on corporate governance and a detailed report on the level and structure of the compensation paid to the members of the Supervisory and Managing Boards is provided in → B.1 CORPORATE GOVERNANCE REPORT on pages 118-123 and in → B.4 COMPENSATION REPORT on pages 129-147 of this Annual Report. The issuance of a Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (Aktiengesetz) – stating that the Company complies with all the recommendations of the German Corporate Governance Code in the version of

→ B.1
SEE PAGES
118-121

→ B.1
SEE PAGES
118-123

→ B.4
SEE PAGES
129-147

May 13, 2013 and will continue to do so in the future – was approved by the Supervisory Board at its meeting on September 18, 2013 and by the Managing Board in a decision of September 20, 2013. Details regarding the recommendations in Section 4.2.3 para. 2 sentence 6 and Section 4.2.3 para. 4 sentence 1 of the Code have been explained in the Declaration of Conformity. Siemens' Declaration of Conformity with the German Corporate Governance Code is permanently available to shareholders on the Company's website and is set out in → B.2 CORPORATE GOVERNANCE STATEMENT PURSUANT TO SECTION 289A OF THE GERMAN COMMERCIAL CODE on page 124 of this Annual Report.

→ B.2
SEE PAGE 124

Work in the Supervisory Board committees

To ensure the efficiency of its work, the Supervisory Board has established seven standing committees, which prepare proposals and issues to be dealt with at the Board's plenary meetings. The Supervisory Board's decision-making powers have also been delegated to these committees within the permissible legal framework. The committee chairpersons report to the Supervisory Board on their committees' work at the subsequent Board meetings. The members of the individual Supervisory Board committees, the number of committee meetings and the number of committee decisions are set out in → D.7 SUPERVISORY BOARD AND MANAGING BOARD, on pages 348-351 of this Annual Report.

→ D.7
SEE PAGES
348-351

The **Chairman's Committee** met nine times in fiscal 2013. In addition, three decisions were made outside meetings. Between meetings, I discussed topics of particular importance with the members of the Chairman's Committee. The Committee dealt with corporate-governance-related matters, including the preparation of the Declaration of Conformity with the German Corporate Governance Code, with the assumption by Managing Board members of positions at other companies and institutions, and with a variety of personnel-related topics. Prior to the establishment of the Compensation Committee, the Chairman's Committee dealt with the preparation of decisions concerning Managing Board compensation and recommended to the Supervisory Board that a Compensation Committee be established. The Chairman's Committee also made a recommendation to the Supervisory Board regarding the termination of the Nokia Siemens Networks joint venture.

The **Nominating Committee** met five times in fiscal 2013. The Committee focused on preparing the new election of shareholder representatives on the Supervisory Board at the Annual Shareholders' Meeting on January 23, 2013 and on preparing the assignment of shareholder representatives to the Supervisory Board's committees. The Nominating Committee also dealt with succession planning for the Supervisory Board.

The **Compliance Committee** met five times in fiscal 2013. Dr. Theo Waigel took part in the Committee's meetings until the end of his term of office as Monitor. The Compliance Committee concerned itself primarily with the quarterly reports and the annual report submitted by the Chief Compliance Officer and the Chief Counsel Compliance. It also submitted a recommendation to the Supervisory Board regarding the settlement with former Managing Board member Dr. Thomas Ganswindt. In November 2013, it was decided to expand the Committee to include one additional shareholder representative from the Supervisory Board and one additional employee representative from the Supervisory Board.

The **Mediation Committee** was not required to meet in fiscal 2013.

The **Compensation Committee** was established by a Supervisory Board decision of July 31, 2013. The Committee prepares proposals regarding the compensation system and the determination of Managing Board compensation, including the targets for variable Managing Board compensation. It also prepares the full Supervisory Board's regular review of the compensation system and the appropriateness of Managing Board compensation as well as the approval of the Compensation Report. In fiscal 2013, the Compensation Committee met once in a constitutive meeting. Mr. Wenning expressed his willingness to serve as chairman. The Committee also made one decision outside meetings. An independent external compensation specialist was commissioned to provide expert support relating to Managing Board compensation.

The **Finance and Investment Committee** met three times. The focuses of its meetings included the preparation of the decision regarding the budget for fiscal 2013 and the preparation and/or approval of the Company's investment and divestment projects such as the spinoff of OSRAM. Since the scope of its work will be expanded to include innovation-related issues, the Committee will be renamed the Innovation and Finance Committee.

The **Audit Committee** met six times. In the presence of the independent auditors, the President and Chief Executive Officer, the Chief Financial Officer and the General Counsel, the Committee discussed the financial statements and the Combined Management Report for Siemens AG and the Siemens Group, the proposal for the appropriation of net income and the Annual Report on Form 20-F for the U.S. Securities and Exchange Commission (SEC). In addition, the Audit Committee made a recommendation to the Supervisory Board regarding the Supervisory Board's proposal to the Annual Shareholders' Meeting concerning the election of the independent auditors. The Audit Committee gave in-depth consideration to the appointment of the independent auditors for fiscal 2013, including the definition of the audit focal points, to the monitoring of the auditors' independence and qualifications as well as the additional services they perform, to the determination of their fee and to the discussion of the results of their audit reviews of the Company's quarterly financial reports and half-year financial report. In addition, the Audit Committee dealt with the Company's financial reporting process and risk management system and with the effectiveness, resources and findings of the internal audit as well as with reports concerning potential and pending legal disputes. The Audit Committee also focused on Company compliance with the provisions of Section 404 of the Sarbanes-Oxley Act and on the results of the internal audit's examination of the effectiveness of Siemens' internal controls, regulatory compliance and the integrity of its financial reporting. In November 2013, it was decided to expand the Committee to include one additional shareholder representative from the Supervisory Board and one additional employee representative from the Supervisory Board.

Detailed discussion of the financial statements

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft audited the stand-alone Financial Statements of Siemens AG, the Consolidated Financial Statements of the Siemens Group and the Combined Management Report for Siemens AG and the Siemens Group for fiscal 2013 and issued an unqualified opinion. The stand-alone Financial Statements of Siemens AG and the Combined Management Report for Siemens AG and the Siemens Group were prepared in accordance with the requirements of German law. The Consolidated Financial Statements of the Siemens Group were prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), and with the additional requirements of German law set out in Section 315a (1) of the German Commercial Code (HGB). The financial statements also comply with the IFRS, as issued by the International Accounting Standards Board (IASB). The independent auditors conducted their audit in accordance with Section 317 of the HGB and in compliance with the generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and with the International Standards on Auditing (ISA). The above-mentioned documents as well as the Managing Board's proposal for the appropriation of net income were submitted to us by the Managing Board in a timely manner. The Audit Committee discussed the dividend proposal in detail at its meeting on November 5, 2013. It discussed the stand-alone Financial Statements of Siemens AG, the Consolidated Financial Statements of the Siemens Group and the Combined Management Report in detail at its meeting on November 26, 2013.

The audit reports prepared by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft were distributed to all members of the Supervisory Board and comprehensively reviewed at the Supervisory Board's meeting on November 27, 2013 in the presence of the independent auditors, who reported on the main findings of their audit. The independent auditors also reported that there were no major weaknesses in the Company's internal audit or risk management systems. At this meeting, the Managing Board explained the financial statements of Siemens AG and the Siemens Group as well as the Company's risk management system. The independent auditors also discussed the scope, focal points and costs of the audit.

The Supervisory Board concurs with the results of the audit. Following the definitive findings of the Audit Committee's examination and our own examination, we have no objections. The Managing Board prepared the stand-alone Financial Statements of Siemens AG and the Consolidated Financial Statements of the Siemens Group. We approved the stand-alone Financial Statements and the Consolidated Financial Statements. In view of our approval, the stand-alone Financial Statements are accepted as submitted. At our meeting on November 27, 2013, we endorsed the Managing Board's proposal that the net income available for distribution be used to pay out a dividend of €3.00 per share entitled to a dividend and that the amount of net income attributable to shares of stock not entitled to receive a dividend for fiscal 2013 be carried forward.

On behalf of the Supervisory Board, I would like to thank the members of the Managing Board and the employees and employee representatives at all Siemens companies for their outstanding commitment and constructive cooperation over the last few unsettled months at our Company.

For Siemens, 2013 was an eventful year marked by major changes. We must now join forces under Mr. Kaeser's leadership in order to narrow the gap to our competitors.

For the Supervisory Board

Gerhard Cromme

Dr. Gerhard Cromme
Chairman

Change in the value of an investment in Siemens shares in fiscal 2013
(with dividends and the corresponding value of the OSRAM spinoff reinvested; indexed)


in %
September 30, 2012
September 30, 2013
140
135
130
125
120
115
110
105
100
95
90
85
80
Siemens
DAX®
MSCI World

The Siemens share price developed positively over the course of fiscal 2013, but did not perform as well as the share prices of major benchmark companies. Due to uncertainties regarding economic growth in Europe and the emerging countries, the stock markets were highly volatile in the reporting period. During the first half of fiscal 2013, Siemens' share price development was largely in line with the overall market trend. In July, several events led to a positive development of the Siemens share. At the beginning of the month, we sold our stake in the Nokia Siemens Networks (NSN) joint venture to Nokia. A few days later, OSRAM Licht AG was spun off from Siemens. As a result of these events, shareholders profited both from an increase in the Siemens share price and from a grant of OSRAM shares free of charge. At the end of July 2013, our Supervisory Board unanimously appointed the long-time CFO Joe Kaeser as President and CEO of Siemens AG. In August and September 2013, the Company's share price gained substantially, reaching a new high for the year.

The Managing Board and Supervisory Board will propose a dividend payment of €3.00 per share for fiscal 2013. Representing a planned payout ratio of 57%, this proposal is in accordance with our One Siemens dividend policy, with which we ensure that our shareholders participate appropriately in the Company's profit development. The share buyback program launched in August 2012 was concluded in November 2012. Subsequently, Siemens repurchased further shares in order to keep the number of Siemens' shares outstanding constant until the spinoff of OSRAM Licht AG. We acquired treasury shares with a total value corresponding to about €3.1 billion, of which roughly €1.3 billion was attributable to fiscal 2013. Siemens AG continues to have a very sound financial basis. In an environment in which the ratings of many countries have come under pressure, the Company continues to enjoy good investment-grade credit ratings.

A.4.1 Development of the Siemens share

Over the first two months of fiscal 2013, the markets were volatile. Then, at the beginning of December 2012, share prices started to rise steadily. Following some fluctuations and a setback on the German stock market, in particular, in February 2013, share prices reached an interim high at the end of May 2013. They subsequently declined again until the beginning of July 2013, when a strong upturn began, resulting in new highs for the year at the end of fiscal 2013.

Long-term performance of Siemens shares compared with leading indices (average annual performance with dividends and the corresponding value of the OSRAM spinoff reinvested)

Ten-year period		FY 2004 – FY 2013
Siemens	8.7%	
DAX	10.2%	
MSCI World	7.6%	

Over the entire fiscal year, Siemens stock performed relatively well in the market environment, closing at €89.06 per share on September 30, 2013. For shareholders who reinvested their dividends and their proceeds from the OSRAM spinoff, this amounted to a gain of 22.8% (fiscal 2012: a gain of 18.6%) compared to the price on September 28, 2012. The Siemens share outperformed the leading index of the German stock market, the DAX (which rose 19.1%), and the leading international index, MSCI World (which advanced 20.2%).

A long-term comparison also illustrates the strength of the Siemens share: the assets of an investor who acquired Siemens stock worth €1,000 at the beginning of fiscal 2004 and reinvested the dividends and the corresponding value of the OSRAM spinoff in additional Siemens shares would have increased to €2,312 by the end of fiscal 2013. This annual return of 8.7% is above the results for MSCI World (7.6%) but below those for the DAX 30 (10.2%).

A.4.2 Dividend proposal

At the Annual Shareholders' Meeting, the Managing Board and the Supervisory Board will propose an unchanged dividend payment of €3.00, which represents a payout ratio of 57%. This proposal continues without change our tradition of paying attractive dividends to our investors.

A.4.3 Share buyback program

In August 2012, against the backdrop of favorable capital market conditions, Siemens began to improve its capital structure and repurchase treasury shares with a total value corresponding to up to €3 billion. This program was concluded in November 2012 with a repurchase volume of about €2.9 billion. Siemens subsequently repurchased further shares in order to keep the number of Siemens' shares outstanding constant until the spinoff of OSRAM Licht AG. The Company acquired a total of about 40.4 million shares at an average price of €77.21, for a total value corresponding to roughly €3.1 billion. Of this amount, some €1.3 billion was attributable to fiscal 2013.

Dividend

Fiscal year		FY 2013	FY 2012	FY 2011	FY 2010	FY 2009
Dividend per share	in €	3.00[1]	3.00	3.00	2.70	1.60
Dividend yield[2]	in %	3.4	3.9	3.9	2.9	2.4
Ex-dividend date		Jan. 29, 2014	Jan. 24, 2013	Jan. 25, 2012	Jan. 26, 2011	Jan. 27, 2010
Net income	in millions of €	4,409	4,282	5,899	3,881	2,448
Total dividend payout	in millions of €	2,534[3]	2,528	2,629	2,356	1,388
Payout ratio[4]	in %	57	56	41	58	56

1 To be proposed to the Annual Shareholders' Meeting
2 Dividend payout / Siemens share price on day of Annual Shareholders' Meeting; for fiscal 2013: dividend payout / Siemens share price at fiscal year-end
3 Based on currently estimated number of shares entitled to dividend payment
4 Excluding non-cash items in fiscal 2009 and fiscal 2010 (NSN and DX impairment charges), the payout ratio equaled 34% in fiscal 2009 and 46% in fiscal 2010

| Investor type and regional distribution


Private investors: 18%
Unidentified investors: 17%
Siemens family members: 6%
Institutional investors: 59%
U.K.: 8%
U.S.: 16%
Unidentified: 17%
Rest of world: 10%
Germany: 29%
Switzerland: 6%
France: 6%
Rest of Europe: 8%

A.4.4 Spinoff of OSRAM Licht AG

With the aim of focusing even more strongly on its core business, Siemens spun off 80.5% of the shares of OSRAM Licht AG to Siemens shareholders in July 2013. For every ten Siemens shares held, one share of OSRAM Licht AG was allocated free of charge. In addition, following this transaction, the Siemens share price rose substantially. After an initial listing of €24 per share on July 8, 2013, OSRAM stock rose to €34.70 per share by September 30, 2013. For further information, please see → NOTE 4 ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, pages 273-278.

A.4.5 Shareholder structure

With some 690,000 shareholders, Siemens AG is one of the world's largest publicly owned companies. Siemens has a stable shareholder structure that has changed only slightly over time. In August 2013, we mandated an external institute to conduct an analysis of our shareholder structure. Based on an evaluation of publications from institutional investors and on statistical estimates, its analysis showed that shareholders in Germany hold the largest percentage of our shares outstanding, about 29% of all shares outstanding. Shareholders in the U.S. hold roughly 16% and shareholders in the U.K. around 8%, while investors in France hold 6% and in Switzerland 6%.

Some 59% of Siemens' shares outstanding are currently held by institutional investors, about 18% by private shareholders and around 6% by members of the Siemens family. For further information on our shareholder structure, please see

WWW.SIEMENS.COM/SHAREHOLDERSTRUCTURE.

A.4.6 Credit ratings

Siemens AG has good, investment-grade credit ratings. "Aa3/P-1/outlook negative" from Moody's Investors Service and "A+/A-1+/outlook stable" from Standard & Poor's are very positive ratings – particularly when compared to those of our competitors in the industry segment. Our solid financial position gives us unrestricted access to the international financial and capital markets.

At the end of fiscal 2013, the net debt of Siemens AG was €10,663 million, with cash and cash equivalents of €9,190 million. For further information on our credit ratings and financial obligations, please see → NOTE 28 COMMITMENTS AND CONTINGENCIES in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, pages 305-306.

| Credit ratings

	September 30, 2013		September 30, 2012	
	Moody's Investors Service	Standard & Poor's	Moody's Investors Service	Standard & Poor's
Long-term debt	Aa3	A+	Aa3	A+
Short-term debt	P-1	A-1+	P-1	A-1+

A.4.7 Siemens on the capital market

We take our responsibility to maintain an intensive dialogue with the capital market very seriously. Cultivating close contacts with our shareholders, we keep them informed of all major developments throughout Siemens.

As part of our investor relations work, we provide information on our Company's development in quarterly, semiannual and annual reports. Our CEO and CFO also maintain close contact with investors through roadshows and conferences. In addition, Siemens holds Sector Capital Market Days, at which the management of our Sectors informs investors and analysts about the Sectors' business strategies and market environments.

Stock market information

		FY 2013[1]	FY 2012[1]
Stock price range (Xetra closing price)			
High	in €	90.33	79.71
Low	in €	76.00	63.06
Fiscal year-end	in €	89.06	77.61
Number of shares issued (September 30)	in millions	881	881
Market capitalization[2]	in millions of €	75,078	66,455
Basic earnings per share[3]	in €	5.08	4.74
Diluted earnings per share[3]	in €	5.03	4.69
Dividend per share	in €	3.00[4]	3.00

1 Fiscal year from October 1 to September 30
2 On the basis of outstanding shares
3 Adjusted for effects of adopting IAS 19R. The prior year is presented on a comparable basis.
4 To be proposed to the Annual Shareholders' Meeting.

We also provide extensive information online. Quarterly, semiannual and annual reports, analyst presentations and press releases as well as our financial calendar for the current year (please see → E.9 FINANCIAL CALENDAR, page 371), which includes all major publication dates as well as the date of the Annual Shareholders' Meeting, are available at WWW.SIEMENS.COM/INVESTORS. In fiscal 2013, we launched the Siemens Shareholder Letter, a quarterly publication which is addressed primarily to our private investors and provides a brief summary of key developments during the quarter under review.

A.4.8 Profit-sharing culture / Stock-based compensation programs

Siemens has set itself the goal of more intensively fostering a profit-sharing culture at the Company and encouraging employees to become shareholders. That's why we offer various share-based payment programs to our workforce. In fiscal 2013, 3,878,899 Siemens shares were issued to service these programs, namely, the Stock Awards program, the Share Matching Program (including the Base Share Program, the Share Matching Plan and the Monthly Investment Plan) and the Jubilee Program. Non-vested and outstanding grants under the various plans will result in additional share issuances to employees in the future. For more detailed information on share-based payment, please see → NOTE 33 SHARE-BASED PAYMENT in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, pages 323-326.

Our Company-wide Share Ownership Guidelines specify that the members of the Managing Board and roughly 550 other senior executives must hold an interest in Siemens equal in value to between 50% and 300% of their base compensation for the period in which they hold office. For further information on our employee share programs, please see → NOTE 33 SHARE-BASED PAYMENT in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, pages 323-326.


Corporate Governance Report
Corporate Governance statement
Compliance Report
Compensation Report
Takeover-relevant information

Good corporate governance is the basis for our decision-making and control processes and comprises responsible, value-based management and monitoring focused on long-term success, goal-oriented and efficient cooperation between our Managing and Supervisory boards, respect for the interests of our shareholders and employees, transparency and responsibility in all our entrepreneurial decisions and an appropriate risk management system.

WWW.SIEMENS.COM/AR/CORPORATE-GOVERNANCE

Corporate Governance

B.

Corporate Governance

Due to rounding, numbers presented throughout this Corporate Governance chapter may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

B.1 Corporate Governance Report

Siemens AG complies with the currently applicable recommendations of the German Corporate Governance Code (Code) in the version of May 13, 2013.

The Managing Board and the Supervisory Board of Siemens AG have discussed compliance with the Code's recommendations in detail. Based on their deliberations, the boards have approved the annual Declaration of Conformity as of October 1, 2013 with two supplementary explanations regarding compliance with certain recommendations. This document is posted on our website and presented in chapter → B.2 CORPORATE GOVERNANCE STATEMENT PURSUANT TO SECTION 289A OF THE GERMAN COMMERCIAL CODE on page 124 of this Annual Report.

Siemens voluntarily complies with the Code's non-binding suggestions, with the following exceptions:

> According to the revised Section 3.7 para. 3, in the case of a takeover offer, the Management Board should convene an extraordinary General Meeting at which shareholders discuss the takeover offer and may decide on corporate actions (previously: only in appropriate cases). The convening of a shareholders' meeting – even taking into account the shortened time limits stipulated in the German Securities Acquisition and Takeover Act (WpÜG) – is an organizational challenge for large publicly listed companies. It appears doubtful whether the associated effort is justified in cases where no relevant decisions by the shareholders' meeting are intended. Therefore, extraordinary shareholders' meetings shall, as in the past, be convened only in appropriate cases.
> Since the Managing Board appointments made in 2011, the suggestion in Section 5.1.2 para. 2 sentence 1 of the Code that the maximum possible appointment period of five years should not be the rule for first-time appointments to the Management Board has not been followed.

Our listing on the New York Stock Exchange (NYSE) subjects us to a number of provisions under U.S. securities laws (including the Sarbanes-Oxley Act, SOA) as well as to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the NYSE. To, inter alia, facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee, comprising the heads of a number of our Corporate Units. This committee is responsible for reviewing certain financial and non-financial information and advising our Managing Board in its decisions regarding disclosure. We also have procedures in place that require the members of the management of our Sectors, Divisions, Financial Services, Cross-Sector Services, Regional Clusters and certain Corporate Units – supported by certifications provided by the management of entities under their direction – to confirm the correctness of the financial data that they have reported to Siemens' corporate headquarters and the effectiveness of the related control systems. Their confirmation provides a basis for our CEO and CFO to certify our financial statements to the SEC. Consistent with the requirements of the SOA, we have procedures for handling accounting complaints in place as well as a Code of Ethics for Financial Matters. This Code of Ethics for Financial Matters was last updated in 2010.

B.1.1 Management and control structure

B.1.1.1 SUPERVISORY BOARD

Siemens AG is subject to German corporate law. It has a two-tier board structure, consisting of a Managing Board and a Supervisory Board. As required by the German Codetermination Act (Mitbestimmungsgesetz), the Company's shareholders and its employees each select one-half of the Supervisory Board's members. The term of office of the members of the Supervisory Board will expire at the close of the Annual Shareholders' Meeting 2018. As successor to Dr. Josef Ackermann, who resigned from the Supervisory Board effective September 30, 2013, Jim Hagemann Snabe has been appointed to the Supervisory Board by court order in accordance with Section 5.4.3 sentence 2 of the Code until the end of the Annual Shareholders' Meeting 2014.

The Supervisory Board most recently amended the objectives for its composition in line with Section 5.4.1 of the Code in fiscal 2012. Due to the new election of shareholder and employee representatives, which took effect at the end of the Annual Shareholders' Meeting on January 23, 2013, the Supervisory Board modified these objectives at its meeting on September 18, 2013, and reapproved them as follows:

> The composition of the Supervisory Board of Siemens AG shall be such that qualified control and advising for the Managing Board is ensured. The candidates proposed for election to the Supervisory Board shall have the expertise, skills and professional experience necessary to carry out the functions of a Supervisory Board member in a multinational company and safeguard the reputation of Siemens in public. In particular, care shall be taken in regard to the personality, integrity, commitment, professionalism and independence of the individuals proposed for election. The goal is to ensure that, in the Supervisory Board, as a group, all know-how and experience is available that is considered essential in view of Siemens' activities.
> Taking the company's international orientation into account, care shall also be taken to ensure that the Supervisory Board has an adequate number of members with extensive international experience. Our goal is to make sure that the present considerable share of Supervisory Board members with extensive international experience is maintained.

- In its election proposals, the Supervisory Board shall also pay particular attention to the appropriate participation of women. Qualified women shall already be included in the initial process of selecting potential candidates for new elections or for the filling of Supervisory Board positions that have become vacant and shall be considered, as appropriate, in nominations. We have meanwhile been able to increase the number of women on our Supervisory Board to five. Our goal is to maintain and, if possible, to increase this number. It is also intended that – as is currently the case – at the minimum one woman should be a member of the Nominating Committee.
- An adequate number of independent members shall belong to the Supervisory Board. Material and not only temporary conflicts of interest, such as organizational functions or advisory capacities with major competitors of the company, shall be avoided. Under the presumption that the mere exercise of Supervisory Board duties as an employee representative gives no cause to doubt the compliance with the independence criteria pursuant to Section 5.4.2 of the Code, the Supervisory Board shall have a minimum of sixteen members who are independent in the meaning of the Code. In any case, the Supervisory Board shall be composed in such a way that a number of at least six independent shareholder representatives in the meaning of Section 5.4.2 of the Code is achieved. In addition, the Supervisory Board members shall have sufficient time to be able to devote the necessary regularity and diligence to their mandate.
- The age limitation established in the Bylaws for the Supervisory Board will be taken into consideration. In addition, no more than two former members of the Managing Board of Siemens AG shall belong to the Supervisory Board.

The objectives for the Supervisory Board's composition that were approved in the last fiscal year have been taken into account in the proposals for the election of the Supervisory Board members and have been fully achieved. The considerable share of Supervisory Board members who are currently engaged in international activities and/or have many years of international experience has been maintained. The number of female Supervisory Board members has increased from four to five. Furthermore, Dr. Nicola Leibinger-Kammüller has been elected to the Nominating Committee. The Supervisory Board has an adequate number of independent members. In the opinion of the Supervisory Board, a minimum of sixteen Supervisory Board members are independent in the meaning of Section 5.4.2 of the Code. Some Supervisory Board members hold – or have held in the past year – high-ranking positions at other companies with which Siemens does business. Nevertheless, transactions between Siemens and such companies are carried out on an arm's length basis. We believe that these transactions do not compromise the independence of the Supervisory Board members in question.

The Supervisory Board oversees and advises the Managing Board in its management of the Company's business. At regular intervals, the Supervisory Board discusses business development, planning, strategy and implementation. It reviews the Stand-Alone Financial Statements of Siemens AG, the Consolidated Financial Statements of Siemens Group, Management Reports on these financial statements and the proposal for the appropriation of net income. It also discusses Siemens' quarterly and half-yearly reports and approves the Stand-Alone Financial Statements of Siemens AG as well as the Consolidated Financial Statements of Siemens Group, taking into account both the reports issued by the independent auditors thereon and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board and the Compliance Committee, which is described in more detail below, concern themselves with the Company's adherence to statutory provisions, official regulations and internal Company policies (compliance). The Supervisory Board also appoints the members of the Managing Board and determines each member's duties. Important Managing Board decisions – such as those regarding major acquisitions, divestments and financial measures – require Supervisory Board approval, unless the Bylaws for the Supervisory Board specify that such authority be delegated to the Finance and Investment Committee of the Supervisory Board. In the Bylaws for the Managing Board, the Supervisory Board has established the rules that govern the work of the Managing Board – in particular, the rules regarding the allocation of duties among individual Managing Board members, the matters reserved for the Managing Board as a whole and the quorum required for Managing Board decisions.

The Supervisory Board currently has seven committees whose duties, responsibilities and procedures fulfill the requirements of the German Stock Corporation Act and the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules as well as certain NYSE rules, with which Siemens AG complies voluntarily. The Chairmen of the committees provide the Supervisory Board with regular reports on the activities of the committees.

The **Chairman's Committee**, which comprises the Chairman and Deputy Chairmen of the Supervisory Board as well as one further employee representative elected by the Supervisory Board, performs the collective tasks of a "nominating and corporate governance committee" to the extent that such tasks are not performed by the Nominating Committee and German law does not require that such tasks be performed by the full Supervisory Board. In particular, the Chairman's Committee makes proposals regarding the appointment and dismissal of Managing Board members and handles contracts with members of the Managing Board. In preparing recommendations on the appointment of Managing Board members, the Chairman's

Committee takes into account a candidate's professional qualifications, international experience and leadership qualities, the age limit specified for Managing Board members, the board's long-range plans for succession as well as the board's diversity and, in particular, the appropriate consideration of women. The Chairman's Committee concerns itself with questions regarding the Company's corporate governance and prepares the resolutions to be approved by the Supervisory Board regarding the Declaration of Conformity with the Code, including the explanation of deviations from the Code, and regarding the approval of the Corporate Governance Report, and the Report of the Supervisory Board to the Annual Shareholders' Meeting. Furthermore, the Chairman's Committee submits recommendations to the Supervisory Board regarding the composition of Supervisory Board committees and decides whether to approve business transactions with Managing Board members and parties related to them.

The **Compensation Committee**, which was newly formed by the Supervisory Board on July 31, 2013, and comprises the members of the Chairman's Committee of the Supervisory Board as well as one of the Supervisory Board's shareholder representatives and one of the Supervisory Board's employee representatives, prepares the proposals for decisions by the Supervisory Board's plenary meetings regarding the system of Managing Board compensation, including the implementation of this system in the Managing Board contracts, the definition of the targets for variable Managing Board compensation, the determination and review of the appropriateness of the total compensation of individual Managing Board members and the approval of the annual Compensation Report. In addition, the Compensation Committee prepares the regular review by the Supervisory Board's plenary meetings of the system of Managing Board compensation.

The **Audit Committee** comprises the Chairman of the Supervisory Board, two of the Supervisory Board's shareholder representatives and three of the Supervisory Board's employee representatives. In November 2013, it was decided to increase the number of Committee members by one additional shareholder representative and one additional employee representative. Under German law, the Audit Committee must include at least one independent Supervisory Board member with knowledge and experience in the application of accounting principles or the auditing of financial statements. The Chairman of the Audit Committee, Dr. Hans Michael Gaul, fulfills these statutory requirements. The Supervisory Board has designated Dr. Hans Michael Gaul – in addition to Dr. Gerhard Cromme – as an "audit committee financial expert," as defined by the SOA and the regulations of the SEC. The Audit Committee oversees the accounting process. It also prepares the Supervisory Board's recommendation to the Annual Shareholders' Meeting concerning the election of the independent auditors and submits the corresponding proposal to the full Supervisory Board. In addition to the work performed by the independent auditors, the Audit Committee also discusses the Company's financial statements, which are prepared by the Managing Board quarterly, half-yearly and annually. On the basis of the independent auditors' report on the annual financial statements, the Audit Committee makes, after its own review, recommendations to the Supervisory Board regarding the approval of the Stand-Alone Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens Group. It concerns itself with the Company's risk monitoring system and oversees the effectiveness of the internal control system as this relates, in particular, to financial reporting, the risk management system and the internal audit system. The Internal Audit Department reports regularly to the Audit Committee. The Audit Committee awards the audit contract to the independent auditors elected by the Annual Shareholders' Meeting and monitors the independent audit of the financial statements – including, in particular, the auditors' independence, professional expertise and services – and performs other functions assigned to it under the SOA.

The **Compliance Committee** comprises the Chairman of the Supervisory Board, two of the Supervisory Board's shareholder representatives and three of the Supervisory Board's employee representatives. In November 2013, it was decided to increase the number of Committee members by one additional shareholder representative and one additional employee representative. The Compliance Committee concerns itself, in particular, with the Company's adherence to statutory provisions, official regulations and internal Company policies.

The **Nominating Committee**, which comprises the Chairman and the Second Deputy Chairman of the Supervisory Board as well as two further members to be elected by the shareholder representatives of the Supervisory Board from among their number, is responsible for making recommendations to the Supervisory Board on suitable candidates for election as shareholder representatives of the Supervisory Board by the Annual Shareholders' Meeting. In preparing these recommendations, the objectives specified by the Supervisory Board regarding its composition are to be taken into account as well as the required knowledge, abilities and experience of the proposed candidates; attention shall also be paid to independence, diversity and, in particular, the appropriate participation of women.

The **Mediation Committee**, which comprises the Chairman of the Supervisory Board, the First Deputy Chairman (who is elected in accordance with the German Codetermination Act), one of the Supervisory Board's shareholder representatives and one of the Supervisory Board's employee representatives, submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required for the appointment or dismissal of a Managing Board member.

The **Finance and Investment Committee**[1] comprises the Chairman of the Supervisory Board, three of the Supervisory Board's shareholder representatives and four of the Supervisory Board's employee representatives. Based on the Company's overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board, the Committee prepares the discussions and resolutions of the Supervisory Board regarding questions relating to the Company's financial situation and structure as well as its fixed asset and financial investments. In addition, the Finance and Investment Committee has been authorized by the Supervisory Board to decide on the approval of transactions and measures that require Supervisory Board approval and have a value of less than €600 million.

The composition of the Supervisory Board and its committees is presented in chapter → D.7 SUPERVISORY BOARD AND MANAGING BOARD on pages 348-351 of this Annual Report. Information on the work of this body is provided in the → A.3 REPORT OF THE SUPERVISORY BOARD on pages 102-110. The compensation paid to the members of the Supervisory Board is explained in chapter → B.4 COMPENSATION REPORT on pages 146-147.

B.1.1.2 MANAGING BOARD

As the Company's top management body, the Managing Board is committed to serving the interests of the Company and achieving sustainable growth in Company value. The members of the Managing Board are jointly responsible for the entire management of the Company and decide on the basic issues of business policy and corporate strategy as well as on the Company's annual and multi-year plans.

The Managing Board prepares the Company's quarterly and half-yearly reports, the Stand-Alone Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens Group. In addition, the Managing Board must ensure that the Company adheres to statutory provisions, official regulations and internal Company policies (compliance) and works to achieve compliance with these provisions and policies within the Siemens Group. Further comprehensive information on the compliance program and related activities in fiscal 2013 is presented in chapter → B.3 COMPLIANCE REPORT on pages 126-128 and in chapter → C.8.10 COMPLIANCE on pages 224-226 of this Annual Report. The Managing Board and the Supervisory Board cooperate closely for the benefit of the Company. The Managing Board informs the Supervisory Board regularly, comprehensively and without delay on all issues of importance to the Company with regard to strategy, planning, business development, financial position, earnings, compliance and risks. When filling managerial positions at the Company, the Managing Board takes diversity into consideration and, in particular, aims for an appropriate consideration of women.

Currently, there is one Managing Board committee, the Equity and Employee Stock Committee. This committee comprises three members of the Managing Board and oversees the utilization of authorized capital in connection with the issuance of employee stock and the implementation of certain capital measures. It also determines the scope and conditions of the share-based compensation components and/or programs for employees and managers (with the exception of the Managing Board).

The composition of the Managing Board and its committee is presented in chapter → D.7 SUPERVISORY BOARD AND MANAGING BOARD on pages 352-354 of this Annual Report. Information on the compensation paid to the members of the Managing Board is provided in the → B.4 COMPENSATION REPORT on pages 129-145.

B.1.1.3 SHARE OWNERSHIP

As of October 13, 2013, the Managing Board's current members held a total of 216,560 (2012: 293,808) Siemens shares representing 0.02 (2012: 0.03)% of the capital stock of Siemens AG, which totaled 881,000,000 shares.

As of the same day, the Supervisory Board's current members held Siemens shares representing less than 0.01 (2012: less than 0.01)% of the capital stock of Siemens AG, which totaled 881,000,000 shares. These figures do not include the 9,313,438 (2012: 11,454,464) shares, or 1.06 (2012: 1.30)% of the capital stock of Siemens AG, which totaled 881,000,000 shares, over which the von Siemens-Vermögensverwaltung GmbH (vSV), a German limited liability company, has voting control under powers of attorney based on an agreement between – among others – members of the Siemens family, including Gerd von Brandenstein, and vSV. These shares are voted together by vSV based on proposals by the family partnership established by the Siemens family or by one of its committees. Gerd von Brandenstein is the current chairman of the executive committee and has a deciding vote in cases of deadlock.

1 In November 2013 renamed "Innovation and Finance Committee."

B.1.2 Purchase or sale of the Company's shares

Pursuant to Section 15a of the German Securities Trading Act (WpHG), members of the Managing Board and the Supervisory Board are legally required to disclose the purchase or sale of shares of Siemens AG or of financial instruments based thereon if the total value of such transactions entered into by a board member or any closely associated person reaches or exceeds €5,000 in any calendar year. All transactions reported to Siemens AG in accordance with this requirement have been duly published and can be found on the Company's website WWW.SIEMENS.COM/DIRECTORS-DEALINGS.

B.1.3 Annual Shareholders' Meeting and investor relations

Shareholders exercise their rights in the Annual Shareholders' Meeting. An ordinary Annual Shareholders' Meeting normally takes place within the first four months of each fiscal year. The Annual Shareholders' Meeting decides, among other things, on the appropriation of the unappropriated net income, the ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures that change the Company's capital stock are approved at the Annual Shareholders' Meeting and are implemented by the Managing Board. The Managing Board facilitates shareholder participation in this meeting through electronic communications – in particular, via the Internet – and enables shareholders who are unable to attend the meeting to vote by proxy. Furthermore, shareholders may exercise their right to vote in writing or by means of electronic communications (voting by mail). The Managing Board may enable shareholders to participate in the Annual Shareholders' Meeting without the need to be present at the venue and without a proxy and to exercise some or all of their rights fully or partially by means of electronic communications. Shareholders may submit proposals regarding the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders' Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the judicial appointment of special auditors to examine specific issues. The reports, documents and information required by law, including the Annual Report, may be downloaded from our website. The same applies to the agenda for the Annual Shareholders' Meeting and to possible counterproposals or shareholders' nominations, if any, that require disclosure.

As part of our investor relations activities, we inform our investors comprehensively about developments within the Company. For communication purposes, Siemens makes extensive use of the Internet. We publish quarterly, half-yearly and annual reports, earnings releases, ad hoc announcements, analyst presentations, shareholder letters and press releases as well as the financial calendar for the current year, which contains the publication dates of significant financial communications and the date of the Annual Shareholders' Meeting, at WWW.SIEMENS.COM/INVESTORS. Details of our investor relations activities are provided in chapter → A.4 THE SIEMENS SHARE / INVESTOR RELATIONS on pages 111-114 of this Annual Report.

CORPORATE GOVERNANCE GUIDELINES

Our Articles of Association, the Bylaws for the Supervisory Board and for its most important committees, the Bylaws for the Managing Board, all our Declarations of Conformity with the Code and a variety of other corporate-governance-related documents are posted on our website at:
WWW.SIEMENS.COM/CORPORATE-GOVERNANCE.

B.1.4 Significant differences between Siemens' corporate governance and NYSE Corporate Governance Standards

Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A (NYSE Standards) of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it must comply with the NYSE Standards in having an audit committee whose members are independent within the meaning of the SOA as well as with certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant differences between their own corporate governance practices and those that the NYSE Standards require of U.S. domestic companies.

As a company incorporated in Germany, Siemens AG must comply in the first instance with the German Stock Corporation Act and the German Codetermination Act and voluntarily follows the recommendations of the German Corporate Governance Code as set out on pages 118-121 of this Annual Report. Furthermore, Siemens complies with all binding rules and regulations of the markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers.

The significant differences between our governance practices and those of U.S. domestic NYSE issuers are as follows:

B.1.4.1 TWO-TIER BOARD STRUCTURE

The German Stock Corporation Act requires Siemens AG to have a two-tier board structure, consisting of a Managing Board and a Supervisory Board. This two-tier structure is characterized by a strict separation of management and supervision. The roles and responsibilities of each of the two boards are clearly defined by law. The composition of the Supervisory Board is determined in accordance with the German Codetermination Act, which stipulates that one-half of the required 20 Supervisory Board members are to be elected by our employees in Germany. The Chairman of the Supervisory Board is entitled to cast a deciding vote when the Supervisory Board is unable to reach a decision in two separate rounds of voting.

B.1.4.2 INDEPENDENCE

In contrast to the NYSE Standards, which require a board of directors to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. German law requires an audit committee to include at least one independent supervisory board member with knowledge and experience in the application of accounting principles or the auditing of financial statements. In addition, the Bylaws for Siemens' Supervisory Board contain several provisions to help ensure the independence of our Supervisory Board's advice and supervision. Furthermore, the members of our Supervisory and Managing Boards are strictly independent of one another: a member of one board is legally prohibited from being concurrently active on the other. Our Supervisory Board members have independent decision-making authority and are legally prohibited from following any direction or instruction. Moreover, they may not enter into consulting, service or certain other contracts with Siemens, unless approved by the Supervisory Board. We also use the independence criteria of the Code as guiding principles.

B.1.4.3 COMMITTEES

In contrast to the NYSE Standards, which require the creation of several specific board committees, composed of independent directors and operating pursuant to written charters that define their tasks and responsibilities, the Supervisory Board of Siemens AG has assigned many of the functions of a nominating and corporate governance committee to its Chairman's Committee and has delegated part of the remaining functions to its Nominating Committee. The Supervisory Board has also established a Compensation Committee. Nevertheless, certain responsibilities – for example, the determination of the compensation of the members of the Managing Board – have not been delegated to a committee because German law requires that these functions be performed by the full Supervisory Board. The Audit Committee, the Chairman's Committee and the Compliance Committee have written bylaws – adopted by the Supervisory Board – that define their respective tasks and responsibilities. The NYSE Standards were taken into consideration in drawing up these bylaws.

The Audit Committee of Siemens AG is subject to the requirements of the SOA and the Securities Exchange Act, as these apply to a foreign private issuer, and performs – in cooperation with the Compliance Committee – functions similar to those assigned to an audit committee under the NYSE Standards. Nevertheless, German law prohibits delegating certain responsibilities – such as the selection of independent auditors (who, under German law, must be elected at the shareholders' meeting) – to a committee.

The Supervisory Board of Siemens AG also has a Finance and Investment Committee and a Mediation Committee, the latter of which is required under German law. Neither of these committees is required by the NYSE Standards.

B.1.4.4 SHAREHOLDER APPROVAL OF EQUITY COMPENSATION PLANS; STOCK REPURCHASES

The NYSE Standards generally require that the U.S. domestic companies, i.e. U.S. companies listed on the NYSE, obtain shareholder approval of all equity compensation plans (including stock option plans) and of any material revisions to such plans. Under German law, the creation of authorized or contingent capital in order to issue shares requires shareholder approval. Shareholders must also approve the key points of a stock option plan as part of a decision regarding the creation of contingent capital or the authorization for a company to repurchase and use its own shares for servicing a stock option plan.

Under German law, share buybacks generally require prior shareholder authorization. Such authorization was last given at our Annual Shareholders' Meeting on January 25, 2011, and this matter will, as a general rule, be voted upon at the expiration of each authorization.

B.2 Corporate Governance statement pursuant to Section 289a of the German Commercial Code

The Corporate Governance statement pursuant to Section 289a of the German Commercial Code (Handelsgesetzbuch) is an integral part of the Combined Management Report. In accordance with Section 317 para. 2 sentence 3 of the German Commercial Code, the disclosures made within the scope of Section 289a of the German Commercial Code are not subject to the audit by the auditors.

DECLARATION OF CONFORMITY WITH THE GERMAN CORPORATE GOVERNANCE CODE

The Managing Board and the Supervisory Board of Siemens AG approved the following Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act as of October 1, 2013:

> "Declaration of Conformity by the Managing Board and the Supervisory Board of Siemens Aktiengesellschaft with the German Corporate Governance Code
>
> Siemens AG complies and will continue to comply with the currently applicable recommendations of the German Corporate Governance Code ("Code") in the version of May 13, 2013, published by the Federal Ministry of Justice in the official section of the Federal Gazette ("Bundesanzeiger"). Further details are as follows:
>
> In Section 4.2.3 para. 2 sentence 6, the Code recommends capping the amount of Management Board compensation, both overall and for individual compensation components.
>
> Plans call for implementing this recommendation effective October 1, 2013. The current Managing Board contracts specify caps for bonuses and long-term, stock-based compensation. However, these caps are defined as a percentage of each target amount; they are not specific figures. In line with the principle that agreements must be honored, retroactive intervention in these contracts would be inappropriate. It could not be implemented by the company unilaterally and, in our opinion, is not required by Section 4.2.3 para. 2 sentence 6.
>
> In Section 4.2.3 para. 4 sentence 1, the Code recommends that, in concluding Management Board contracts, care be taken to ensure that payments made to a Management Board member on premature termination of his/her contract, including fringe benefits, do not exceed the value of two years' compensation (severance payment cap) and compensate no more than the remaining term of the employment contract.
>
> The current Managing Board contracts contain a corresponding severance payment cap, and it is intended to include such a cap in all future Managing Board contracts. Therefore, the agreements concluded with Mr. Löscher and Ms. Ederer on the premature termination of their Managing Board activities specify severance payments that do not exceed the value of two years' compensation. Further benefits that do not constitute compensation payments in the sense of Section 4.2.3 para. 4 sentence 1 of the Code were also agreed upon with both Mr. Löscher and Ms. Ederer, Mr. Löscher in particular having signed a two-year post-contractual non-compete clause. Details of the agreements with Mr. Löscher and Ms. Ederer will be provided in the Compensation Report included in the Annual Report for 2013.
>
> Since making the last Declaration of Conformity dated October 1, 2012, Siemens AG has complied with the recommendations of the Code in the prior version of May 15, 2012.
>
> Berlin and Munich, October 1, 2013
>
> Siemens Aktiengesellschaft
>
> The Managing Board The Supervisory Board"

INFORMATION ON CORPORATE GOVERNANCE PRACTICES

Suggestions of the Code

Siemens voluntarily complies with the Code's non-binding suggestions, with the following exceptions:

According to the revised Section 3.7 para. 3, in the case of a takeover offer, the Management Board should convene an extraordinary General Meeting at which shareholders discuss the takeover offer and may decide on corporate actions (previously: only in appropriate cases). The convening of a shareholders' meeting – even taking into account the shortened time limits stipulated in the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG) – is an organizational challenge for large publicly listed companies. It appears doubtful whether the associated effort is justified in cases where no relevant decisions by the shareholders' meeting are intended. Therefore, extraordinary shareholders' meetings shall, as in the past, be convened only in appropriate cases.

Since the Managing Board appointments made in 2011, the suggestion in Section 5.1.2 para. 2 sentence 1 of the Code that the maximum possible appointment period of five years should not be the rule for first-time appointments to the Management Board has not been followed.

The Code can be downloaded from the Internet at: WWW.SIEMENS.COM/289A.

Further Corporate Governance Practices applied beyond legal requirements are contained in our Business Conduct Guidelines.

Our Company's values and Business Conduct Guidelines

In the 166 years of its existence, our Company has built an excellent reputation around the world. Technical performance, innovation, quality reliability, and international engagement have made Siemens one of the leading companies in electronics and electrical engineering. It is top performance with the highest ethics that has made Siemens strong. This is what the Company should continue to stand for in the future.

The Business Conduct Guidelines provide the ethical and legal framework within which we want to maintain successful activities. They contain the basic principles and rules for our conduct within our Company and in relation to our external partners and the general public. They set out how we meet our ethical and legal responsibility as a company and give expression to our corporate values of being "Responsible – Excellent – Innovative."

The Business Conduct Guidelines can be downloaded from the Internet on: WWW.SIEMENS.COM/289A.

OPERATION OF THE MANAGING BOARD, THE SUPERVISORY BOARD, AND COMPOSITION AND OPERATION OF THEIR COMMITTEES

The composition of the committees of the Managing and Supervisory Boards is given under chapter → D.7 SUPERVISORY BOARD AND MANAGING BOARD on pages 348-354, respectively of the Annual Report, as is a description of the composition of the Managing Board and the Supervisory Board. The compositions can be accessed via the Internet on: WWW.SIEMENS.COM/289A.

A general description of the functions and operation of the Managing Board and the Supervisory Board can be found under the heading → B.1.1 MANAGEMENT AND CONTROL STRUCTURE under chapter → B.1 CORPORATE GOVERNANCE REPORT on pages 118-123 and via the Internet on: WWW.SIEMENS.COM/289A. Further details regarding the operation of the Managing Board and Supervisory Board can be derived from the description of the committees as well as from the bylaws for the corporate bodies concerned. These documents can be found at: WWW.SIEMENS.COM/289A.

B.3 Compliance Report

For Siemens, promoting integrity means acting in accordance with our values – responsible, excellent and innovative – wherever we do business. A key element of integrity is compliance: adherence to the law and to our own internal regulations. We have zero tolerance for corruption and violations of the principles of fair competition – and where they do occur, we rigorously investigate. The fact that we uncovered compliance violations in our Company in the past fiscal year is, in our view, a validation that our compliance system was designed properly and implemented effectively.

Our Business Conduct Guidelines are binding for all managers, employees and Managing Board members worldwide. They also apply to members of the Supervisory Board where relevant. Our Business Conduct Guidelines describe how we fulfill our compliance-related responsibilities. They're also an expression of our values and lay the foundation for our own internal regulations. Our compliance system instills a permanent awareness of these responsibilities in all our managers and employees.

We actively support the ratification and enactment of the United Nations Convention against Corruption, which – like the ten principles of the United Nations Global Compact – provides important guidance for our entire organization. We're also actively involved in the Global Compact and engaged in a variety of its local networks.

B.3.1 Compliance priorities

Since their introduction in fiscal 2011, our compliance priorities have taken into account and fulfilled the continuously evolving requirements in the field of compliance – requirements that reflect both our own work and the changing market conditions and compliance risks of our business activities. Each fiscal year, we focus our activities on the compliance priorities that provide the basis for the ongoing development of our compliance system. This approach has proven its worth.

B.3.2 Further information, indicators and legal proceedings

For information on compliance risks, please see → C.9 REPORT ON EXPECTED DEVELOPMENTS AND ASSOCIATED MATERIAL OPPORTUNITIES AND RISKS on pages 227-245 of this Annual Report. Detailed information on our compliance priorities for fiscal 2013 and fiscal 2014 and a list of our compliance indicators (with accompanying notes) are set out in → C.8.10 COMPLIANCE on pages 224-226. We report on corruption and antitrust proceedings in → NOTE 29 LEGAL PROCEEDINGS on pages 306-312.

On our website, you'll find extensive information on compliance at Siemens and an overview of the published Company information on compliance within the structure of the guidance by the Global Compact and Transparency International on reporting for the Global Compact's tenth principle – anti-corruption: WWW.SIEMENS.COM/AR/ANTI-CORRUPTION-REPORTING-INDEX.

B.3.3 Compliance training

One focus of our preventive measures under the compliance system is to provide training to all managers and employees who hold positions with a particular risk profile. The Compliance Officers of the relevant Company units identify the managers and employees whose participation is required and ensure they attend the training seminars. They monitor and confirm the fulfillment of these requirements at regular intervals.

The assessment and analysis of compliance risks for the operating units and at Group level (→ C.9 REPORT ON EXPECTED DEVELOPMENTS AND ASSOCIATED MATERIAL OPPORTUNITIES AND RISKS) offers important indicators that help us develop and define the focus of our training activities, including the selection of the themed modules for the annual events held in conjunction with the Integrity Dialog, which we introduced Siemens-wide in fiscal 2013. Our operating units address specific challenges by enhancing their training activities with additional topics from their own businesses. In this way, the training reflects both Siemens-wide topics and the key topics specific to the operating units.

B.3.4 Employee survey on compliance

We conduct regular surveys to gauge how Siemens employees perceive the topic of compliance. Since fiscal 2010, this has been a fixed component of the Company-wide Siemens Global Engagement Survey. The next survey is planned for fiscal 2014.

B.3.5 Business partners and suppliers

All business partners who function as intermediaries between Siemens and its customers must undergo standardized Company-wide risk assessment before business relations commence. Business partners are assigned a risk class based on certain risk indicators such as the risk of corruption in the local country. The risk class determines how business relations – license requirements, mandatory contract clauses, etc. – proceed.

In the year under review, we made our business partner check more risk-oriented. We also provided all Siemens operating units with standardized recommendations for the ongoing monitoring of business partner activities.

Our Code of Conduct for Siemens suppliers requires our suppliers to behave in a lawful manner generally and to comply with our anti-corruption principles, in particular. This Code of Conduct is based on the ten principles of the United Nations Global Compact. We take a risk-based approach with system checks and on-site inspections to monitor whether our suppliers are in compliance with the Code's requirements. For more information, please see → C.8.3 SUPPLY CHAIN MANAGEMENT on page 215 of this Annual Report.

In fiscal 2013, we developed information and recommendations designed to help our employees deal with routine risks from corruption, fraud and embezzlement in the area of purchasing. Here, we drew upon our experience with a similar guide to antitrust regulations, which we provided to employees as part of our antitrust compliance program.

B.3.6 Siemens Integrity Initiative

If real progress is to be made in combating corruption and fostering fair competition, as many stakeholders as possible must act in concert. That's why we've joined forces with other organizations to fight corruption and promote ethical markets through collective action and the Siemens Integrity Initiative.

Siemens introduced the second funding round of the Siemens Integrity Initiative on June 27, 2013. Information on the process and a description of the selection criteria are published on our corporate website at WWW.SIEMENS.COM/INTEGRITY-INITIATIVE. Information on the projects supported in the first funding round and their status can be found in the second annual report of the Siemens Integrity Initiative, which is also available on our corporate website.

B.3.7 Transfer of responsibility for data privacy

Fiscal 2014 will see the Siemens-wide transfer of operational responsibility for data privacy to the compliance organization. The related tasks include risk assessments, monitoring activities, training for all managers and employees and complaint handling. The corporate legal department is providing legal advice. We're adapting our compliance system processes accordingly – for example, by updating the compliance risk assessment for our operating units to include data privacy.

The Siemens compliance organization has an active presence with a firm foothold in our operating units. The Compliance Officers work with the CEOs of the operating units, and our employees contact their local Compliance Officer with any questions or reports about possible misconduct. We're now applying this same efficient, established structure to data privacy. We believe this will make our data privacy management more effective while optimizing efficiency.

Siemens Compliance System


Management responsibility
Prevent
Compliance risk management
Policies and procedures
Training and communication
Advice and support
Integration in personnel processes
Collective action
Detect
Whistleblowing channels "Tell us" and ombudsman
Compliance controls
Monitoring and compliance reviews
Compliance audits
Compliance investigations
Respond
Consequences for misconduct
Remediation
Global case tracking

All Siemens managers are responsible for compliance – this continues to be the central element of our compliance system, with its three action levels: Prevent, Detect and Respond. In addition to specifying a role-model function for senior management, this responsibility goes further: all our managers must exemplify compliance and ensure that business decisions and actions in their areas of responsibility are always in complete accordance with the relevant legal requirements and our own values and guidelines.

The further development of our compliance system entails continuously adapting it to the evolving requirements in the field of compliance. Our overall aim remains unchanged: we want to anchor integrity permanently throughout our Company to ensure that we make sound business decisions based on clear principles of integrity.

For further information, please see:
→ C.9 REPORT ON EXPECTED DEVELOPMENTS AND ASSOCIATED MATERIAL OPPORTUNITIES AND RISKS on pages 227-245, → C.8.10 COMPLIANCE on pages 224-226 and → NOTE 29 LEGAL PROCEEDINGS on pages 306-312 of this Annual Report.
WWW.SIEMENS.COM/COMPLIANCE

B.4 Compensation Report

The Compensation Report outlines the principles underlying the determination of the total compensation of the members of the Managing Board of Siemens AG, and sets out the structure and level of the remuneration of the Managing Board members. It also describes the policies governing, and levels of, the compensation paid to Supervisory Board members.

This section is based on the recommendations of the German Corporate Governance Code (GCGC) and includes disclosures in accordance with the requirements of the German Commercial Code (HGB), German Accounting Standards (DRS), and International Financial Reporting Standards (IFRS). The Compensation Report is an integral part of the Combined Management Report.

B.4.1 Remuneration of members of the Managing Board

B.4.1.1 REMUNERATION SYSTEM

The remuneration system for the Managing Board at Siemens is intended to provide an incentive for successful corporate management with an emphasis on sustainability. Members of the Managing Board are expected to make a long-term commitment to and on behalf of the Company, and may benefit from any sustained increase in the Company's value. In the interest of that aim, a substantial portion of their total remuneration is linked to the performance of Siemens stock. A further aim is for their remuneration to be commensurate with the Company's size and economic position. Exceptional achievements are to be rewarded adequately, while falling short of goals is intended to result in an appreciable reduction in remuneration. The Managing Board's compensation is also structured so as to be attractive in comparison to that of competitors, with a view to attracting outstanding managers to our Company and keeping them with us for the long term.

The system and levels for the remuneration of the Managing Board are determined and reviewed regularly by the full Supervisory Board, based on proposals from the Chairman's Committee, or, beginning with July 2013 the Compensation Committee. The Supervisory Board reviews remuneration levels annually to ensure that they are appropriate. In that process, the Company's economic situation, performance and outlook, as well as the tasks and performance of the individual Managing Board members, are taken into account. In addition, the Supervisory Board considers the common level of remuneration in comparison with the peer companies and with the compensation structure in place in other areas of the Company, taking due account of the relationship between the Managing Board's remuneration and that of senior management and staff, both overall and with regard to its development over time. The remuneration system that has been used for the Managing Board members since fiscal 2011 was approved by a large majority at the Annual Shareholders' Meeting on January 25, 2011.



Remuneration system for Managing Board members


Compensation
Granted in
Timing
Stock-based compensation
Cash compensation
Long-term compensation
(target parameter: stock price compared to 5 competitors)
Variability: 0 – 200%
Long-term stock-based compensation
(target parameter: Ø earnings per share)
Variability: 0 – 200%
Variable compensation (bonus)
(target parameters: revenue growth (organic), ROCE (adjusted), free cash flow)
Variability: 0 – 200%;
Possibility of adjustment by the Supervisory Board: ± 20%
Base compensation and fringe benefits
Stock Awards
(forfeitable grants of stock)
Bonus Awards
(non forfeitable grants of stock)
Cash
Restriction period and period for target measurements
4 years
Performance period
3 years, including year of compensation; subsequent restriction period: 4 years
Performance period
Year of compensation; subsequent waiting period: 4 years
Performance period
Year of compensation
FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 FY 2016 FY 2017

Share Ownership Guidelines — Obligation to hold shares for duration of membership in Managing Board

Non-performance-based components — Performance-based components — Performance-based components with deferred payout

In fiscal 2013, the remuneration system for the Managing Board had the following components:

Non-performance-based components

Base compensation

Base compensation is paid as a monthly salary. It is reviewed annually, and revised if appropriate. The base compensation of the President and CEO Joe Kaeser has been €1,845,000 per year since his appointment on August 1, 2013. The base compensation of the CFO and those members of the Managing Board who have responsibilities for Sector portfolios has been €967,500 per year since October 1, 2012. The base compensation of the other members of the Managing Board has remained unchanged at €900,000 per year since October 1, 2010.

Fringe benefits

Fringe benefits include costs, or the cash equivalent, of non-monetary benefits and other perquisites, such as provision of a Company car, contributions toward the cost of insurance, reimbursement of fees for legal advice, tax advice and accommodation and moving expenses, including a gross-up for any taxes that have to be borne in this regard, as well as costs relating to preventive medical examinations.

Performance-based components

Variable compensation (bonus)

The variable compensation (bonus) is based on the Company's business performance in the past fiscal year. The targets for the variable compensation are derived from "One Siemens", our target system for sustainably enhancing corporate value. On the basis of this target system, the Supervisory Board at the beginning of each fiscal year defines specific targets. Corresponding target parameters – in addition to other factors – also apply to senior managers, with a view to establishing a consistent target system throughout the Company.

For a 100% target attainment (target amount) the amount of the bonus equals the amount of base compensation. The bonus is subject to a ceiling (cap) of 200%. If targets are substantially missed, the variable compensation may not be paid at all.

The Supervisory Board is entitled to revise the amount resulting from attaining targets, by as much as 20% upward or downward, at its duty-bound discretion (pflichtgemäßes Ermessen); the adjusted amount of the bonus paid can be as much as 240% of the target amount. In choosing the factors to be considered in deciding on possible revisions of the bonus payouts (±20%), the Supervisory Board takes account of incentives for sustainable corporate management. The revision option may also be exercised in recognition of Managing Board members' individual achievements.

The bonus is paid half in cash, and half in the form of non-forfeitable stock commitments (Bonus Awards). After a four-year waiting period, the beneficiary will receive one share of Siemens stock for each Bonus Award. Instead of the transfer of Siemens stock, an equivalent cash settlement may be effected.

Long-term stock-based compensation

Long-term stock-based compensation consists of a grant of forfeitable stock commitments (Stock Awards). The beneficiaries will receive one free share of Siemens stock for each Stock Award after a restriction period. Beginning with the award for fiscal 2011, the restriction period for Stock Awards ends at the close of the second day after publication of the preliminary operating results for the fourth calendar year after the date of the award.

In the event of extraordinary unforeseen developments that have an impact on the stock price, the Supervisory Board may decide to reduce the number of promised Stock Awards retroactively, or it may decide that in lieu of a transfer of Siemens stock only a cash settlement in a defined and limited amount will be paid, or it may decide to postpone transfers of Siemens stock for payable Stock Awards until the developments have ceased to have an impact on the stock price.

In the event of a 100% target attainment, the annual target amount for the monetary value of the Stock Awards commitment will be €1.9 million for the President and CEO (effective August 1, 2013), and €1 million for each of the other members of the Managing Board. Beginning with fiscal 2011, the Supervisory Board has the option of increasing, on an individual basis, the target amount for a member of the Managing Board who has been reappointed by as much as 75% above the amount of €1 million, for one fiscal year at a time. This option enables the Supervisory Board to take account of the Managing Board member's individual accomplishments and experience as well as the scope and demands of his or her function. This rule does not apply to the President and CEO.

The performance-based component of long-term stock-based compensation is likewise founded on the One Siemens target system. The allocation rules for long-term stock-based compensation take this focus into account as follows:

> On the one hand, half of the annual target amount for the annual Stock Awards is linked to the average basic earnings per share for the last three completed fiscal years from continuing and discontinued operations (EPS). In principle, the target value is the average basic EPS from the past three

fiscal years completed prior to the year of compensation. At the end of each fiscal year, the Supervisory Board decides on a figure that represents that year's target attainment, which may lie between 0% and 200% (cap). This target attainment will then determine the actual monetary value of the award and the resulting number of Stock Awards.

> On the other hand, the development of the performance of Siemens' stock relative to its competitors is to have a direct effect on compensation. For this purpose, with respect to the other half of the annual target amount for the Stock Awards, the Supervisory Board will first grant a number of Stock Awards equivalent to the monetary value of half the target amount on the date of the award. The Supervisory Board will also decide on a target system (target value for 100% and target curve) for the performance of Siemens stock relative to the stock of competitors (at present, ABB, General Electric, Philips, Rockwell and Schneider). The reference period for measuring the target will be the same as the four-year restriction period for the Stock Awards. After this restriction period expires, the Supervisory Board will determine how much better or worse Siemens stock has performed relative to the stock of its competitors. This determination will yield a target attainment of between 0% and 200% (cap). If target attainment is above 100%, an additional cash payment corresponding to the outperformance is effected. If target attainment is less than 100%, a number of Stock Awards equivalent to the shortfall from the target will expire without replacement.

With regard to the further terms of the Stock Awards, generally the same principles apply for the Managing Board and for senior managers; these principles are discussed in more detail in → NOTE 33 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. That note also includes further information about the stock-based employee investment plans.

Share Ownership Guidelines

The Siemens Share Ownership Guidelines are an integral part of the remuneration system for the Managing Board and senior executives. These guidelines require the members of the Managing Board – after a certain buildup phase – to hold Siemens stock worth a multiple of their base compensation (300% for the President and CEO, 200% for the other members of the Managing Board) during their term of office on the Managing Board. The determining figure in this context is the average base compensation that the relevant member of the Managing Board has drawn over the four years of the buildup phase. Accordingly, changes that have been made to the base compensation in the meantime are included. Non-forfeitable stock awards (Bonus Awards) are taken into account in determining compliance with the Share Ownership Guidelines. Evidence that this obligation has been met must first be provided after the buildup phase, and updated annually thereafter. If the value of the accrued holdings declines below the minimum to be evidenced from time to time because the market price of Siemens stock has fluctuated, the member of the Managing Board must acquire additional shares.

Pension benefit commitments

The members of the Managing Board, like all Siemens AG employees, are included in the Siemens Defined Contribution Benefit Plan (BSAV). Under the BSAV, members of the Managing Board receive contributions that are credited to their personal pension account. The amount of the annual contributions is based on a predetermined percentage which refers to the base compensation and the target amount for the bonus. This percentage is decided upon annually by the Supervisory Board; most recently it was set at 28%. In making its decision, the Supervisory Board takes account of the intended level of provision for each individual, also considering the length of time for which the individual has been a Managing Board member, as well as the annual and long-term expense to the Company as a result of that provision. The non-forfeitability of pension benefit commitments is in compliance with the provisions of the German Company Pensions Act (Betriebsrentengesetz). Special contributions may be granted to Managing Board members on the basis of individual decisions of the Supervisory Board. In the case of new appointments of members of the Managing Board from outside the Company, these contributions may be defined as non-forfeitable from their inception. If a member of the Managing Board earned a pension benefit entitlement from the Company before the BSAV was introduced, a portion of his or her contributions went toward financing this prior commitment.

Members of the Managing Board are entitled to benefits under the BSAV on reaching age 60, at the earliest. As a rule, the accrued pension benefit balance is paid out to the Managing Board member in twelve annual installments. At the request of the Managing Board member or of his or her surviving dependents, the pension benefit balance may also be paid out in fewer installments or as a lump sum, subject to the Company's consent. The accrued pension benefit balance may also be paid out as a pension. As a further alternative, the Managing Board member may choose a combination of payment in one to twelve installments and payment of a pension. If the pension option is chosen, a decision must be made as to whether it should include pensions for surviving dependents. If a member of the Managing Board dies while receiving a pension, benefits will be paid to the member's surviving dependents if the member has chosen such benefits. The Company will then provide a limited-term pension to surviving children until they reach age 27, or age 25 in the case of commitments made on or after January 1, 2007.

Benefits from the retirement benefit system that was in place before the BSAV are normally granted as pension benefits with a surviving dependents' pension. In this case as well, a payout in installments or a lump sum may be chosen instead of pension payments.

Members of the Managing Board who were employed by the Company on or before September 30, 1983, are entitled to transition payments for the first six months after retirement, equal to the difference between their final base compensation and the retirement benefits payable under the corporate pension plan.

Commitments in connection with termination of Managing Board membership

Managing Board contracts provide for a compensatory payment if membership on the Managing Board is terminated prematurely without serious cause. The amount of this payment must not exceed the value of two years' compensation and compensate no more than the remaining term of the contract (cap). The amount of the compensatory payment is calculated on the basis of the base compensation, the variable compensation (bonus), and the long-term stock-based compensation (Stock Awards) actually received during the last fiscal year before termination. The compensatory payment is payable in the month when the member leaves the Managing Board. In addition, a one-time exceptional contribution is made to the BSAV. The amount of this contribution is based on the BSAV contribution that the Board member received in the previous year, and on the remaining term of the appointment, but is limited to not more than two years' contributions (cap). The above benefits are not paid if an amicable termination of the member's activity on the Managing Board is agreed upon at the member's request, or if there is serious cause for the Company to terminate the employment relationship.

In the event of a change of control that results in a substantial change in the position of the Managing Board member (e.g., due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities), the member of the Managing Board has the right to terminate his or her contract with the Company for good cause. A change of control exists if one or more shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an intercompany agreement within the meaning of Section 291 of the German Stock Corporation Act, or if Siemens AG is to be merged into an existing corporation or other entity. If this right of termination is exercised, the Managing Board member is entitled to a severance payment in the amount of not more than two years' compensation. The calculation of the annual compensation includes not only the base compensation and the target amount for the bonus, but also the target amount for the Stock Awards, in each case based on the most recent completed fiscal year prior to termination of the contract. The stock-based components for which a firm commitment already exists will remain unaffected. There is no entitlement to a severance payment if the Managing Board member receives benefits from third parties in connection with a change of control. Moreover, there is no right to terminate if the change of control occurs within a period of twelve months prior to a Managing Board member's retirement.

Additionally, compensatory or severance payments cover non-monetary benefits by including an amount of 5% of the total compensation or severance amount. Compensatory or severance payments will be reduced by 15% as a lump-sum allowance for discounted values and for income earned elsewhere. However, this reduction will apply only to the portion of the compensatory or severance payment that was calculated without taking account of the first six months of the remaining term of the Managing Board member's contract.

If a member leaves the Managing Board, the variable component (bonus) is determined pro rata temporis after the end of the fiscal year in which the appointment was terminated and is settled in cash at the usual payout or transfer date, as the case may be. If the employment contract is terminated in the course of an appointment period, the non-forfeitable stock awards (Bonus Awards) for which the waiting period is still in progress remain in effect without restriction. If the employment agreement is terminated because of retirement, disability or death, a Managing Board member's Bonus Awards will be settled in cash as of the date of departure from the Board.

Stock commitments that were made as long-term stock-based compensation (Stock Awards), and for which the restriction period is still in progress will normally forfeit without replacement if the employment agreement is terminated in the course of an appointment period. The same applies if the employment agreement is not extended after the end of an appointment period, either at the Board member's request or because there is serious cause that would have entitled the Company to revoke the appointment or terminate the contract. However, once granted, Stock Awards do not forfeit if the employment agreement is terminated because of retirement, disability, or death, or in connection with a spinoff, the transfer of an operation, or a change of activity within the corporate group. In this case, the Stock Awards will remain in effect upon termination of the employment agreement and will be honored on expiration of the restriction period.

The remuneration system for the Managing Board members applicable as of fiscal 2014 will be submitted for approval to the Annual Shareholders' Meeting on January 28, 2014. For a description of the revisions compared to the remuneration system currently in place, see → B.4.1.4 REVISIONS OF THE REMUNERATION SYSTEM FOR THE MANAGING BOARD FOR FISCAL 2014.

B.4.1.2 REMUNERATION OF THE MEMBERS OF THE MANAGING BOARD FOR FISCAL 2013

On the basis of our One Siemens target system, at the beginning of the fiscal year the Supervisory Board set the targets and weighting for the unchanged parameters compared to the previous year: organic revenue growth, return on capital employed (ROCE) adjusted, and Free cash flow, in each case on the basis of continuing operations, together with EPS. The definition of these parameters and their weighting acknowledges a sustainable enhancement of corporate value. An internal review of the appropriateness of the Managing Board's compensation for fiscal 2013 has confirmed that the remuneration of the Managing Board resulting from the target attainment for fiscal 2013 is to be considered appropriate. Following the decision on determining the achievement of the targets set at the beginning of the fiscal year, the Supervisory Board decided at its meeting on November 6, 2013, to set the variable compensation component (bonus), the Stock Awards to be granted and the pension benefit contributions as follows:

Variable compensation (bonus)

In setting the targets for the variable compensation (bonus) at the beginning of fiscal 2013, the Supervisory Board took into account that the Company continues to focus on a sustainable appreciation of value. This focus is intended to enable the Company to maintain its financial flexibility and hold its own against competitors in periods of high market volatility:

> The emphasis in terms of the sustainable enhancement of value is on capital efficiency and capital structure. This was taken into account in weighting the two target parameters of ROCE adjusted, and Free cash flow.
> The target for organic revenue growth allowed for the great uncertainty of the competitive environment and the goal of capital-efficient growth.
> The target for ROCE adjusted allowed for the first-time application of the revised IAS 19R reporting standard. The expectations for business in fiscal 2013 as well as the "Siemens 2014" program were also considered.
> The target for Free cash flow was maintained at the prior year's level, which represented a noticeable increase at that time. The trend towards lower advance payments by customers was also taken into account.

As a consequence, the following targets were set and attained with respect to the variable compensation (bonus):

Target parameter	Weight	100% of target	Actual 2013 figure	Target attainment
Revenue growth (organic)[1]	20%	(0.5)%	(1.1)%	87.80%
ROCE adjusted[1]	40%	15.1%	13.8%	67.75%
Free cash flow[1]	40%	€3,600 million	€5,257 million	155.24%
Target attainment (calculative)				**106.76%**

1 Continuing operations

The values measured for target attainment were not adjusted. In an overall assessment of all relevant aspects, the Supervisory Board decided, exercising its duty-bound discretion (pflichtgemäßes Ermessen), to adjust the bonus payout amounts resulting from target attainment downward for all Managing Board members resulting in target attainment of 95% for the determination of the payout amounts of the variable compensation (bonus). In its decision, the Supervisory Board, among other factors took into account that the Company did not meet its expectations compared to competitors, especially with regard to profitability.

In addition, the Supervisory Board reflected the performance of individual Managing Board members and decided upon further individual adjustments for certain Managing Board members.

Long-term stock-based compensation

For half of the annual target amount for the Stock Awards, an average basic EPS of €5.46 was determined for fiscal years 2011 through 2013, yielding a target attainment of 118%.

For the other half of the annual target amount for the Stock Awards, the Supervisory Board approved a number of Stock Awards equivalent to the monetary value of half the target amount on the award date. The amount by which these stock commitments must be adjusted – or an additional cash payment must be made – after the end of the restriction period will depend on the performance of Siemens stock compared to the stock of five competitors (ABB, General Electric, Philips, Rockwell, Schneider) over the coming four years, and will therefore not be determined until after the end of fiscal 2017.

The number of stock commitments (Bonus Awards and Stock Awards) granted was based on the closing price of Siemens stock in Xetra trading on the date of award less the present value of dividends expected during the holding period, because beneficiaries are not entitled to receive dividends. This figure for determining the number of commitments amounted to €80.88 (2012: €64.93).

Benefits associated with termination of Managing Board membership

In connection with the mutually agreed premature termination of the Managing Board membership of former President and CEO Peter Löscher as of July 31, 2013, it was agreed that his contract with the Company would terminate as of September 30, 2013. His entitlements agreed under the contract remained in effect until that date. A compensatory payment in a gross amount of €14,803,005 was agreed upon with Mr. Löscher in connection with the mutually agreed premature termination of his activity as President and CEO, together with a one-time special contribution of €2,240,000 to the BSAV, to be credited in January 2014. It was also agreed with Mr. Löscher that his long-term stock-based compensation (Stock Awards) for fiscal 2013 will be calculated after the actual target attainment is available and awarded at the usual date. These 28,077 Stock Awards will be settled in cash according to the provisions of the contract as no employment relationship will be in place at the date of award. The Company has furthermore agreed with Mr. Löscher to reimburse out-of-pocket expenses up to a maximum of €100,000 plus value-added tax. For his part, Mr. Löscher has agreed not to work for any significant competitor of Siemens AG for a period of two years after the end of his employment contract, i.e., until September 30, 2015; Siemens will not provide additional compensation for this post-contractual non-compete commitment. However, the Stock Awards that were granted in the past for fiscal 2010, 2011 and 2012 and for which the restriction period is still in effect, will be absolutely maintained, see → B.4.1.3 ADDITIONAL INFORMATION ON STOCK-BASED COMPENSATION INSTRUMENTS IN FISCAL 2013.

In connection with the mutually agreed premature termination of the Managing Board membership of former Managing Board member Brigitte Ederer as of September 30, 2013, it was agreed upon that her contract with the Company would end at the same time. A compensatory payment in a gross amount of €5,600,019 was agreed upon with Ms. Ederer in connection with the mutually agreed premature termination of her activity as Managing Board member, together with a one-time special contribution of €882,000 to the BSAV, to be credited in January 2014. It was also agreed with Ms. Ederer that her long-term stock-based compensation (Stock Awards) for fiscal 2013 will be calculated after the actual target attainment is available and awarded at the usual date. These 13,477 Stock Awards will be settled in cash according to the provisions of the contract as no employment relationship will be in place at the date of award. The Company has furthermore agreed with Ms. Ederer to reimburse out-of-pocket expenses up to a maximum of €30,000 plus value-added tax. The Stock Awards that were granted in the past for fiscal 2010, 2011 and 2012 and for which the restriction period is still in effect, will be absolutely maintained, see → B.4.1.3 ADDITIONAL INFORMATION ON STOCK-BASED COMPENSATION INSTRUMENTS IN FISCAL 2013.

In determining the amount of the compensatory payments for Mr. Löscher and Ms. Ederer, in accordance with the terms of their contracts with the Company, the base compensation for fiscal 2013 and the variable compensation and long-term stock-based compensation actually received for fiscal 2012 were applied and limited, as applicable, to either two annual payments in total or the compensation for the remaining terms of their appointments. The portion of compensatory payments that was calculated excluding the first six months of the remaining contract term was reduced by 15% as a lump-sum allowance for discounted values and for income earned elsewhere. In addition, non-monetary benefits were covered by a payment in the amount of 5% of the compensatory payment.

Total compensation

On the basis of the decisions by the Supervisory Board described above, Managing Board compensation for fiscal 2013 totaled €34.58 million, a decrease of 12.7% (2012: €39.61 million). Of this total amount, €16.98 million (2012: €17.45 million) was attributable to cash compensation and €17.60 million (2012: €22.16 million) to stock-based compensation. Thus, more than half of the compensation was paid in the form of stock-based instruments with waiting or restriction periods of four years, and therefore on a deferred basis.

The compensation for fiscal 2013 presented in the following table not only takes account of the applicable reporting standards, but also of the new recommendations of the GCGC with regard to the disclosure of remuneration of the Managing Board. Consequently, the information is set forth in a model table recommended by the Code and shows the value of benefits granted for the year under review. The figures presented also include the attainable minimums or maximums, as applicable. The fair values shown for granted stock-based compensation were calculated on the basis of the applicable reporting standards. The transfer of one share per award will not take place until the expiration of the four-year waiting or restriction period, i.e., not until November 2017. The number of Stock Awards linked to the performance of the price of Siemens stock will be adjusted after the end of the restriction period, on the basis of the actual target attainment. Accordingly, the value of the actual shares transferred may be higher or lower than shown here, also depending on the stock price in effect at the time of transfer.

The compensation presented on the following pages was granted to the members of the Managing Board for fiscal 2013 (individualized disclosure).

Managing Board members serving as of September 30, 2013

(amounts in €)		
Non-performance-based components		Fixed compensation (base compensation)
		Fringe benefits[1]
		Total
Performance-based components	without long-term incentive effect, non-stock-based	One-year variable compensation (bonus) – Cash component (GCGC)[2]
	with long-term incentive effect, stock-based	**Multi-year variable compensation**[3, 4]
		Variable compensation (bonus) – Bonus Awards[2, 5]
		Siemens Stock Awards (restriction period: 4 years)
		Target attainment depending on EPS for past three fiscal years[5]
		Target attainment depending on future stock performance[6]
		Total
		Service cost
		Total (GCGC)[7]

Total compensation of all Managing Board members for fiscal 2013, according to the applicable reporting standards, amounted to €34.58 million (2012: €39.61 million). The granted payout amount presented below is to be used instead of the target value according to the GCGC for the one-year variable compensation (bonus), and service costs for pension benefits are not included.

Performance-based components	without long-term incentive effect, non-stock-based	One-year variable compensation (bonus) – Cash component[2]
Total compensation		

Managing Board members serving as of September 30, 2013

(amounts in €)		
Non-performance-based components		Fixed compensation (base compensation)
		Fringe benefits[1]
		Total
Performance-based components	without long-term incentive effect, non-stock-based	One-year variable compensation (bonus) – Cash component (GCGC)[2]
	with long-term incentive effect, stock-based	**Multi-year variable compensation**[3, 4]
		Variable compensation (bonus) - Bonus Awards[2, 5]
		Siemens Stock Awards (restriction period: 4 years)
		Target attainment depending on EPS for past three fiscal years[5]
		Target attainment depending on future stock performance[6]
		Total
		Service cost
		Total (GCGC)[7]

Total compensation of all Managing Board members for fiscal 2013, according to the applicable reporting standards, amounted to €34.58 million (2012: €39.61 million). The granted payout amount presented below is to be used instead of the target value according to the GCGC for the one-year variable compensation (bonus), and service costs for pension benefits are not included.

Performance-based components	without long-term incentive effect, non-stock-based	One-year variable compensation (bonus) – Cash component[2]
Total compensation		

1 Fringe benefits include costs, or the cash equivalent, of non-monetary benefits and other perquisites, such as provision of Company cars in the amount of €239,301 (2012: €257,855), contributions toward the cost of insurance in the amount of €88,827 (2012: €87,429), reimbursement of fees for legal advice, tax advice and accommodation and moving expenses, including any taxes that have been assumed in this regard as well as costs connected with preventive medical examinations, in the amount of €176,221 (2012: €135,625).

2 The Supervisory Board adjusted the bonus payout amounts resulting from target attainment for all Managing Board members downward by 11%. In addition, the Supervisory Board made further adjustments on an individual basis as follows: Joe Kaeser upward by 5%, Dr. Roland Busch downward by 5% and Prof. Dr. Hermann Requardt upward by 15%.

3 The figures for individual maximums for multi year variable compensation reflect the possible maximum as of the date of award; depending on stock price performance, this value may be higher at the disbursement date after the expiration of the four-year waiting or restriction period. Beginning in fiscal 2014, in keeping with the recommendations of the GCGC, maximum amount limits apply for multi-year variable compensation and for compensation overall; these are explained in Section → B.4.1.4. REVISIONS OF THE REMUNERATION SYSTEM FOR THE MANAGING BOARD FOR FISCAL 2014.

4 The expenses recognized for stock-based compensation (Bonus Awards and Stock Awards) and for the Share Matching Plan for members of the Managing Board in accordance with IFRS in fiscal 2013 and 2012 amounted to €23,160,536 and €15,995,543, respectively. The following amounts pertained to the members of the Managing Board in fiscal 2013: Joe Kaeser €2,099,925 (2012: €1,781,626), Dr. Roland Busch €1,091,572 (2012: €735,167), Brigitte Ederer €3,062,678 (2012: €950,250), Klaus Helmrich €1,058,299 (2012: €735,167), Barbara Kux €1,566,960 (2012:

Joe Kaeser[8] President and CEO since August 1, 2013				Dr. Roland Busch Member with responsibilities for Sector portfolio				Brigitte Ederer[9] Member of the Managing Board			
FY 2012	FY 2013	FY 2013 (min)	FY 2013 (max)	FY 2012	FY 2013	FY 2013 (min)	FY 2013 (max)	FY 2012	FY 2013	FY 2013 (min)	FY 2013 (max)
900,000	**1,113,750**	1,113,750	1,113,750	900,000	**967,500**	967,500	967,500	900,000	**900,000**	900,000	900,000
72,935	**71,843**	71,843	71,843	49,771	**48,591**	48,591	48,591	27,697	**42,571**	42,571	42,571
972,935	**1,185,593**	**1,185,593**	**1,185,593**	**949,771**	**1,016,091**	**1,016,091**	**1,016,091**	**927,697**	**942,571**	**942,571**	**942,571**
450,000	**556,875**	0	1,336,500	450,000	**483,750**	0	1,161,000	450,000	**900,000**	0	2,160,000
,796,444	**2,542,970**	**0**	**4,886,500**	**1,799,038**	**1,551,574**	**0**	**3,161,000**	**1,860,202**	**1,117,734**	**0**	**2,000,000**
611,965	**558,881**	0	1,336,500	550,801	**433,840**	0	1,161,000	611,965	**0**	0	0
,347,557	**1,047,315**	0	3,550,000	770,005	**590,020**	0	2,000,000	770,005	**590,020**	0	2,000,000
836,922	**936,774**			478,232	**527,714**			478,232	**527,714**		
,219,379	**4,285,438**	**1,185,593**	**7,408,593**	**3,198,809**	**3,051,415**	**1,016,091**	**5,338,091**	**3,237,899**	**2,960,305**	**942,571**	**5,102,571**
530,970	**504,323**	504,323	504,323	547,713	**520,736**	520,736	520,736	552,904	**525,886**	525,886	525,886
,750,349	**4,789,761**	**1,689,916**	**7,912,916**	**3,746,522**	**3,572,151**	**1,536,827**	**5,858,827**	**3,790,803**	**3,486,191**	**1,468,457**	**5,628,457**
611,955	**558,849**			550,760	**433,819**			611,955	**855,148**		
,381,334	**4,287,412**			**3,299,569**	**3,001,484**			**3,399,854**	**2,915,453**		

Prof. Dr. Siegfried Russwurm[8] Member with responsibilities for Sector portfolio				Peter Y. Solmssen[10] Member of the Managing Board				Dr. Michael Süß Member with responsibilities for Sector portfolio			
FY 2012	FY 2013	FY 2013 (min)	FY 2013 (max)	FY 2012	FY 2013	FY 2013 (min)	FY 2013 (max)	FY 2012	FY 2013	FY 2013 (min)	FY 2013 (max)
900,000	**967,500**	967,500	967,500	900,000	**900,000**	900,000	900,000	900,000	**967,500**	967,500	967,500
42,146	**42,134**	42,134	42,134	33,498	**32,977**	32,977	32,977	49,089	**36,158**	36,158	36,158
942,146	**1,009,634**	**1,009,634**	**1,009,634**	**933,498**	**932,977**	**932,977**	**932,977**	**949,089**	**1,003,658**	**1,003,658**	**1,003,658**
450,000	**483,750**	0	1,161,000	450,000	**450,000**	0	1,080,000	450,000	**483,750**	0	1,161,000
,860,202	**1,856,952**	**0**	**3,661,000**	**1,860,202**	**1,545,347**	**0**	**3,080,000**	**1,860,202**	**1,577,456**	**0**	**3,161,000**
611,965	**459,722**	0	1,161,000	611,965	**427,613**	0	1,080,000	611,965	**459,722**	0	1,161,000
770,005	**737,545**	0	2,500,000	770,005	**590,020**	0	2,000,000	770,005	**590,020**	0	2,000,000
478,232	**659,685**			478,232	**527,714**			478,232	**527,714**		
,252,348	**3,350,336**	**1,009,634**	**5,831,634**	**3,243,700**	**2,928,324**	**932,977**	**5,092,977**	**3,259,291**	**3,064,864**	**1,003,658**	**5,325,658**
546,850	**519,915**	519,915	519,915	553,236	**526,160**	526,160	526,160	558,008	**530,392**	530,392	530,392
,799,198	**3,870,251**	**1,529,549**	**6,351,549**	**3,796,936**	**3,454,484**	**1,459,137**	**5,619,137**	**3,817,299**	**3,595,256**	**1,534,050**	**5,856,050**
611,955	**459,642**			611,955	**427,574**			611,955	**459,642**		
,414,303	**3,326,228**			**3,405,655**	**2,905,898**			**3,421,246**	**3,040,756**		

€1,493,576), Prof. Dr. Hermann Requardt €1,686,929 (2012: €1,605,244), Prof. Dr. Siegfried Russwurm €1,653,844 (2012: €1,571,872), Peter Y. Solmssen €1,566,874 (2012: €1,566,372), Dr. Michael Süß €1,091,934 (2012: €735,167) and Dr. Ralf P. Thomas €19,572 (2012: €0). The corresponding expense recognized for former President and CEO Peter Löscher came to €8,261,949 (2012: €3,757,710).

5 For Stock Awards for which the target attainment depends on the EPS for the past three fiscal years, and for Bonus Awards, the fair value at the date of award is equivalent to the respective monetary value.

6 The monetary values referred to a 100% target attainment amounted to €6,197,430 (2012: €6,125,302). The following amounts pertained to the members of the Managing Board: Joe Kaeser €887,577 (2012: €875,062), Dr. Roland Busch €500,000 (2012: €500,026), Brigitte Ederer €500,000 (2012: €500,026), Klaus Helmrich €500,000 (2012: €500,026), Barbara Kux €500,000 (2012: €500,026), Prof. Dr. Hermann Requardt €625,041 (2012: €500,026), Prof. Dr. Siegfried Russwurm €625,041 (2012: €500,026), Peter Y. Solmssen €500,000 (2012: €500,026), Dr. Michael Süß €500,000 (2012: €500,026) and Dr. Ralf P. Thomas €18,117 (2012: €0). The corresponding monetary value for former President and CEO Peter Löscher amounted to €1,041,654 (2012: €1,250,032)

7 The total compensation reflects the current fair value of stock-based compensation components. On the basis of the current monetary values of stock-based compensation components, total compensation amounted to €34,236,151 (2012: €39,874,058).

8 The Supervisory Board increased the annual target amount for the monetary value of the Stock Awards commitment for fiscal 2013 by 75% for Joe Kaeser, to €1,750,000, and by 25% each for Prof. Dr. Hermann Requardt and Prof. Dr. Siegfried Russwurm, to €1,250,000.

9 Brigitte Ederer resigned from the Managing Board effective at the end of the day on September 30, 2013. According to the provisions of the contract, the variable compensation (bonus) for fiscal 2013 will be granted fully in cash and the Siemens Stock Awards for fiscal 2013 will be settled in cash.

10 Peter Y. Solmssen will be reimbursed for relocation expenses incurred by him upon termination of his membership on the Managing Board.

	Klaus Helmrich Member of the Managing Board				Barbara Kux Member of the Managing Board				Prof. Dr. Hermann Requardt[8] Member with responsibilities for Sector portfolio			
	FY 2012	**FY 2013**	FY 2013 (min)	FY 2013 (max)	FY 2012	**FY 2013**	FY 2013 (min)	FY 2013 (max)	FY 2012	**FY 2013**	FY 2013 (min)	FY 2013 (max)
	900,000	**900,000**	900,000	900,000	900,000	**900,000**	900,000	900,000	900,000	**967,500**	967,500	967,500
	76,961	**68,329**	68,329	68,329	33,960	**68,048**	68,048	68,048	64,132	**65,544**	65,544	65,544
	976,961	**968,329**	**968,329**	**968,329**	**933,960**	**968,048**	**968,048**	**968,048**	**964,132**	**1,033,044**	**1,033,044**	**1,033,044**
	450,000	**450,000**	0	1,080,000	450,000	**450,000**	0	1,080,000	450,000	**483,750**	0	1,161,000
	1,860,202	**1,545,347**	**0**	**3,080,000**	**1,860,202**	**1,545,347**	**0**	**3,080,000**	**1,921,431**	**1,934,354**	**0**	**3,661,000**
	611,965	**427,613**	0	1,080,000	611,965	**427,613**	0	1,080,000	673,194	**537,124**	0	1,161,000
	770,005	**590,020**	0	2,000,000	770,005	**590,020**	0	2,000,000	770,005	**737,545**	0	2,500,000
	478,232	**527,714**			478,232	**527,714**			478,232	**659,685**		
	3,287,163	**2,963,676**	**968,329**	**5,128,329**	**3,244,162**	**2,963,395**	**968,048**	**5,128,048**	**3,335,563**	**3,451,148**	**1,033,044**	**5,855,044**
	547,675	**520,698**	520,698	520,698	552,800	**525,734**	525,734	525,734	526,202	**499,761**	499,761	499,761
	3,834,838	**3,484,374**	**1,489,027**	**5,649,027**	**3,796,962**	**3,489,129**	**1,493,782**	**5,653,782**	**3,861,765**	**3,950,909**	**1,532,805**	**6,354,805**

	611,955	**427,574**			611,955	**427,574**			673,151	**537,110**		
	3,449,118	**2,941,250**			**3,406,117**	**2,940,969**			**3,558,714**	**3,504,508**		

	Dr. Ralf P. Thomas CFO since September 18, 2013				Peter Löscher[11] Member of the Managing Board and President and CEO until July 31, 2013	
	FY 2012	**FY 2013**	FY 2013 (min)	FY 2013 (max)	FY 2012	**FY 2013**
	–	**34,938**	34,938	34,938	*2,000,000*	***1,666,667***
	–	**2,465**	2,465	2,465	*30,720*	***25,689***
	–	**37,403**	**37,403**	**37,403**	***2,030,720***	***1,692,356***
	–	**17,469**	0	41,926	*1,000,000*	***1,666,667***
	–	**57,134**	**0**	**114,148**	***4,480,553***	***2,328,604***
	–	**16,661**	0	41,926	*1,359,959*	***0***
	–					
	–	**21,352**	0	72,222	*1,925,045*	***1,229,214***
	–	**19,121**			*1,195,549*	***1,099,390***
	–	**112,006**	**37,403**	**193,477**	***7,511,273***	***5,687,627***
	–	**208,034**	208,034	208,034	*1,235,653*	***1,171,716***
	–	**320,040**	**245,437**	**401,511**	***8,746,926***	***6,859,343***

	–	**16,598**			*1,359,900*	***1,583,607***
	–	**111,135**			***7,871,173***	***5,604,567***

11 Peter Löscher resigned from the Managing Board effective July 31, 2013; his employment agreement ended effective September 30, 2013. In addition to Mr. Löscher's reported total compensation as a member of the Managing Board and as President and CEO, he also received the following compensation for the remaining term of his employment contract in the months of August and September 2013: Fixed compensation of €333,333, fringe benefits of €5,138, proportional variable compensation (bonus) of €316,721, and proportional Siemens Stock Awards of €465,690. According to the provisions of the contract, the variable compensation (bonus) for fiscal 2013 will be granted fully in cash and the Siemens Stock Awards for fiscal 2013 will be settled in cash.

Allocations

The following table shows allocations during or for fiscal 2013, as the case may be, for fixed compensation, fringe benefits, one-year variable compensation, and multi-year variable compensation, broken down by the relevant years for which they were subscribed, as well as the expense of pension benefits. In deviation from the multi-year variable compensation granted for fiscal 2013 and shown above, this table includes the actual figure for multi-year variable compensation granted in previous years and allocated in fiscal 2013.

Managing Board members serving as of September 30, 2013

(amounts in €)			**Joe Kaeser** President and CEO since August 1, 2013 FY 2012	FY 2013
Non-performance-based components		Fixed compensation (base compensation)	900,000	1,113,750
		Fringe benefits[1]	72,935	71,843
		Total	**972,935**	**1,185,593**
Performance-based components	without long-term incentive effect, non-stock-based	One-year variable compensation (bonus) – Cash component[2]	611,955	558,849
	with long-term incentive effect, stock-based	**Multi-year variable compensation**	**2,212,054**	**1,426,193**
		Siemens Stock Awards (restriction period: 2009 – 2012)	0	1,299,629
		Siemens Stock Awards (restriction period: 2008 – 2011)	1,935,766	0
		Share Matching Plan (vesting period: 2010 – 2012)	0	126,564
		Share Matching Plan (vesting period: 2009 – 2011)	276,288	0
		Other	0	0
		Total	**3,796,944**	**3,170,635**
		Service cost	530,970	504,323
		Total (GCGC)	**4,327,914**	**3,674,958**

Managing Board members serving as of September 30, 2013

(amounts in €)			**Prof. Dr. Siegfried Russwurm** Member with responsibilities for Sector portfolio FY 2012	FY 2013
Non-performance-based components		Fixed compensation (base compensation)	900,000	967,500
		Fringe benefits[1]	42,146	42,134
		Total	**942,146**	**1,009,634**
Performance-based components	without long-term incentive effect, non-stock-based	One-year variable compensation (bonus) – Cash component[2]	611,955	459,642
	with long-term incentive effect, stock-based	**Multi-year variable compensation**	**2,288,812**	**1,342,022**
		Siemens Stock Awards (restriction period: 2009 – 2012)	0	1,299,629
		Siemens Stock Awards (restriction period: 2008 – 2011)	1,935,766	0
		Share Matching Plan (vesting period: 2010 – 2012)	0	42,393
		Share Matching Plan (vesting period: 2009 – 2011)	353,046	0
		Other	0	0
		Total	**3,842,913**	**2,811,298**
		Service cost	546,850	519,915
		Total (GCGC)	**4,389,763**	**3,331,213**

1 Fringe benefits include costs, or the cash equivalent, of non-monetary benefits and other perquisites, such as provision of Company cars in the amount of €239,301 (2012: €257,855), contributions toward the cost of insurance in the amount of €88,827 (2012: €87,429), reimbursement of fees for legal advice, tax advice and accommodation and moving expenses, including any taxes that have been assumed in this regard as well as costs connected with preventive medical examinations, in the amount of €176,221 (2012: €135,625).

2 The Supervisory Board adjusted the bonus payout amounts resulting from target attainment for all Managing Board members downward by 11%. In addition, the Supervisory Board made further adjustments on an individual basis as follows: Joe Kaeser upward by 5%; Dr. Roland Busch downward by 5% and Prof. Dr. Hermann Requardt upward by 15%. The one-year variable compensation (bonus) – cash component – presented above therefore includes the amount awarded for fiscal 2013, which will be paid out in January 2014.

3 Brigitte Ederer resigned from the Managing Board effective at the end of the day on September 30, 2013.

	Dr. Roland Busch Member with responsibilities for Sector portfolio		Brigitte Ederer[3] Member of the Managing Board		Klaus Helmrich Member of the Managing Board		Barbara Kux Member of the Managing Board		Prof. Dr. Hermann Requardt Member with responsibilities for Sector portfolio	
	FY 2012	FY 2013	FY 2012	FY 2013	FY 2012	FY 2013	FY 2012	FY 2013	FY 2012	FY 2013
	900,000	**967,500**	900,000	**900,000**	900,000	**900,000**	900,000	**900,000**	900,000	**967,500**
	49,771	**48,591**	27,697	**42,571**	76,961	**68,329**	33,960	**68,048**	64,132	**65,544**
	949,771	**1,016,091**	**927,697**	**942,571**	**976,961**	**968,329**	**933,960**	**968,048**	**964,132**	**1,033,044**
	550,760	**433,819**	611,955	**855,148**	611,955	**427,574**	611,955	**427,574**	673,151	**537,110**
	273,058	**183,382**	**304,566**	**227,441**	**391,094**	**292,379**	**0**	**1,192,671**	**2,167,117**	**1,381,376**
	0	**178,145**	0	**227,441**	0	**292,379**	0	**1,137,126**	0	**1,299,629**
	215,579	**0**	304,566	**0**	310,250	**0**	0	**0**	1,935,766	**0**
	0	**5,237**	0	**0**	0	**0**	0	**55,545**	0	**81,747**
	57,479	**0**	0	**0**	80,844	**0**	0	**0**	231,351	**0**
	0	**0**	0	**0**	0	**0**	0	**0**	0	**0**
	1,773,589	**1,633,292**	**1,844,218**	**2,025,160**	**1,980,010**	**1,688,282**	**1,545,915**	**2,588,293**	**3,804,400**	**2,951,530**
	547,713	**520,736**	552,904	**525,886**	547,675	**520,698**	552,800	**525,734**	526,202	**499,761**
	2,321,302	**2,154,028**	**2,397,122**	**2,551,046**	**2,527,685**	**2,208,980**	**2,098,715**	**3,114,027**	**4,330,602**	**3,451,291**

	Peter Y. Solmssen Member of the Managing Board		Dr. Michael Süß Member with responsibilities for Sector portfolio		Dr. Ralf P. Thomas CFO since September 18, 2013		Peter Löscher[4] Member of the Managing Board and President and CEO until July 31, 2013	
	FY 2012	FY 2013	FY 2012	FY 2013	FY 2012	FY 2013	FY 2012	FY 2013
	900,000	**900,000**	900,000	**967,500**	0	**34,938**	*2,000,000*	***1,666,667***
	33,498	**32,977**	49,089	**36,158**	0	**2,465**	*30,720*	***25,689***
	933,498	**932,977**	**949,089**	**1,003,658**	**0**	**37,403**	***2,030,720***	***1,692,356***
	611,955	**427,574**	611,955	**459,642**	0	**16,598**	*1,359,900*	***1,583,607***
	2,379,441	**1,299,629**	**647,466**	**477,239**	**0**	**0**	***4,839,378***	***3,248,954***
	0	**1,299,629**	0	**477,239**	0	**0**	*0*	***3,248,954***
	1,935,766	**0**	647,466	**0**	0	**0**	*4,839,378*	***0***
	0	**0**	0	**0**	0	**0**	*0*	***0***
	443,675	**0**	0	**0**	0	**0**	*0*	***0***
	0	**0**	0	**0**	0	**0**	*0*	***0***
	3,924,894	**2,660,180**	**2,208,510**	**1,940,539**	**0**	**54,001**	***8,229,998***	***6,524,917***
	553,236	**526,160**	558,008	**530,392**	0	**208,034**	*1,235,653*	***1,171,716***
	4,478,130	**3,186,340**	**2,766,518**	**2,470,931**	**0**	**262,035**	***9,465,651***	***7,696,633***

According to the provisions of the contract, the variable compensation (bonus) for fiscal 2013 will be granted fully in cash.

4 Peter Löscher resigned from the Managing Board effective July 31, 2013; his employment agreement ended effective September 30, 2013. According to the provisions of the contract, the variable compensation (bonus) for fiscal 2013 will be granted fully in cash. In addition to the compensation paid to him for fiscal 2013 as a member of the Managing Board and as President and CEO, presented above, Peter Löscher received the following compensation for the remaining term of his employment agreement, for the months of August and September 2013: fixed compensation of €333,333, fringe benefits of €5,138, and a proportionate variable compensation (bonus) of €316,721.

Pension benefit commitments

For fiscal 2013, the members of the Managing Board were granted contributions under the BSAV totaling €6.4 million (2012: €5.7 million), based on a resolution of the Supervisory Board dated November 6, 2013. Of this amount, €6.3 million (2012: €5.6 million) related to contributions to their personal pension accounts and the remaining €0.1 million (2012: €0.1 million) to funding of pension commitments earned prior to transfer to the BSAV.

The contributions under the BSAV are added to the personal pension accounts each January following the close of the fiscal year, with value date on January 1. Until the beneficiary's time of retirement, the pension account is credited with an annual interest payment (guaranteed interest), currently 1.75%, on January 1 of each year.

The following table shows individualized details of the contributions (additions) under the BSAV for fiscal 2013 as well as the defined benefit obligations for the pension commitments.

(Amounts in €)	Total contributions[1] for		Defined benefit obligation[2] for all pension commitments excluding deferred compensation[3]	
	FY 2013	FY 2012	FY 2013	FY 2012
Managing Board members serving as of September 30, 2013				
Joe Kaeser	**1,033,200**	504,000	**5,580,345**	4,388,859
Dr. Roland Busch	**541,800**	504,000	**2,008,718**	1,446,910
Brigitte Ederer[4]	**504,000**	504,000	**2,446,951[2]**	1,102,958
Klaus Helmrich	**504,000**	504,000	**2,248,901**	1,723,759
Barbara Kux	**504,000**	504,000	**2,740,479[2]**	2,201,963[2]
Prof. Dr. Hermann Requardt	**541,800**	504,000	**5,094,071**	4,433,581
Prof. Dr. Siegfried Russwurm	**541,800**	504,000	**3,490,629**	2,893,761
Peter Y. Solmssen	**504,000**	504,000	**15,750,883[2]**	14,862,470[2]
Dr. Michael Süß	**541,800**	504,000	**2,353,756**	1,789,619
Dr. Ralf P. Thomas[5]	**19,565**	–	**1,970,651**	–
Former members of the Managing Board				
Peter Löscher[6]	**1,120,000**	1,120,000	**18,307,554[2]**	14,717,395[2]
Total	**6,355,965**	**5,656,000**	**61,992,938**	**51,936,101**

1 The expenses (service costs) recognized in accordance with IFRS in fiscal 2013 for Managing Board members' entitlements under the BSAV in fiscal 2013 amounted to €6,053,355 (2012: €6,152,011).

2 The defined benefit obligations reflect one-time special contributions to the BSAV of €22,480,000 (2012: €19,358,000) for new appointments from outside the Company, as well as special contributions in connection with departure from the Managing Board, in the amount of €10,740,000 (2012: €8,500,000) for Peter Löscher, €882,000 (2012: €0) for Brigitte Ederer, €340,000 (2012: €340,000) for Barbara Kux and €10,518,000 (2012: €10,518,000) for Peter Y. Solmssen.

3 Deferred compensation totals €8,595,135 (2012: €7,543,061), including €2,914,462 for Joe Kaeser (2012: €2,755,189), €276,893 for Klaus Helmrich (2012: €269,147), €4,082,366 for Barbara Kux (2012: €3,280,486), €1,275,259 for Prof. Dr. Hermann Requardt (2012: €1,238,239) and €46,155 (2012: €0) for Dr. Ralf P. Thomas.

4 Brigitte Ederer resigned from the Managing Board effective at the end of the day on September 30, 2013.

5 Dr. Ralf P. Thomas was elected a full member of the Managing Board effective September 18, 2013.

6 Peter Löscher resigned from the Managing Board effective July 31, 2013; his employment agreement ended effective September 30, 2013.

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of Section 314 para. 1 No. 6 b of the HGB totaling €33.1 million (2012: €15.8 million) in fiscal 2013. This figure includes cash compensation for the stock commitments for former Managing Board member Wolfgang Dehen as a result of the spinoff of OSRAM from the corporate group. Furthermore it includes the compensatory payment connected with the mutually agreed premature termination of the Managing Board membership of former President and CEO Peter Löscher as of July 31, 2013, the compensation for the remaining term of his employment contract, i.e. for the months of August and September 2013, as well as a one-time special contribution to the BSAV. Former President and CEO of the Managing Board Peter Löscher received 5,615 Stock Awards pro-rata for the months of August and September 2013, which will be settled in cash according to the provisions of the contract. Other than this, former Managing Board members and their surviving dependents received no Stock Awards (2012: no Stock Awards).

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2013, amounted to €192.5 million (2012: €181.6 million). This figure is included in → NOTE 23 POST-EMPLOYMENT BENEFITS in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Other

No loans or advances from the Company are provided to members of the Managing Board.

B.4.1.3 ADDITIONAL INFORMATION ON STOCK-BASED COMPENSATION INSTRUMENTS IN FISCAL 2013

This section provides information concerning the stock commitments held by members of the Managing Board that were components of stock-based compensation in fiscal 2013 and prior years, and also concerning the Managing Board members' entitlements to matching shares under the Siemens Share Matching Plan.

Stock commitments

The following table shows the changes in the stock commitments (Bonus Awards and Stock Awards) held by Managing Board members in fiscal 2013:

	Balance at beginning of fiscal 2013		Granted during fiscal year[1]			Vested and transferred during fiscal year	Forfeited during fiscal year	Balance at end of fiscal 2013[2]	
				Forfeitable commitments of Stock Awards					
(Amounts in number of units)	Non-forfeitable commitments of Bonus Awards	Forfeitable commitments of Stock Awards	Non-forfeitable commitments of Bonus Awards	(Target attainment depending on EPS for past three fiscal years)	(Target attainment depending on future stock performance)	Commitments of Bonus Awards and Stock Awards	Commitments of Stock Awards	Non-forfeitable commitments of Bonus Awards	Forfeitable commitments of Stock Awards[3]
Managing Board members serving as of September 30, 2012									
Joe Kaeser	15,394	49,657	9,425	20,754	13,477	16,451	–	24,819	67,437
Dr. Roland Busch	7,697	16,490	8,483	11,859	7,701	2,255	–	16,180	33,795
Brigitte Ederer[4]	15,394	26,788	9,425	11,859	7,701	2,879	–	24,819	43,469
Klaus Helmrich	7,697	19,836	9,425	11,859	7,701	3,701	–	17,122	35,695
Barbara Kux	15,394	47,600	9,425	11,859	7,701	14,394	–	24,819	52,766
Prof. Dr. Hermann Requardt	15,394	49,657	10,363	11,859	7,701	16,451	–	25,762	52,766
Prof. Dr. Siegfried Russwurm	15,394	49,657	9,425	11,859	7,701	16,451	–	24,819	52,766
Peter Y. Solmssen	15,394	49,657	9,425	11,859	7,701	16,451	–	24,819	52,766
Dr. Michael Süß	7,697	24,913	9,425	11,859	7,701	6,041	–	17,122	38,432
Dr. Ralf P. Thomas[5]	–	18,899	–	5,218	3,388	5,264	–	–	22,241
Former members of the Managing Board									
Peter Löscher[6]	34,208	124,139	20,945	29,648	19,252	41,126	–	55,153	131,913
Total	**149,663**	**477,293**	105,771	**150,492**	**97,725**	**141,464**	–	**255,434**	**584,046**

1 The weighted average fair value as of the grant date for fiscal 2013 was €64.16 per granted share.

2 Amounts do not include stock commitments (Bonus Awards and Stock Awards) awarded in November 2013 for fiscal 2013. For details, see below. However, these amounts may include Stock Awards received as compensation by the Managing Board member before joining the Managing Board.

3 The number of forfeitable commitments of Stock Awards shown here for Brigitte Ederer and Peter Löscher as of the end of fiscal 2013 remains in effect in full on the basis of the agreements in connection with their departure from the Managing Board; the number of Stock Awards linked to future stock performance will be revised as a result of actual target attainment after the end of the restriction period.

4 Brigitte Ederer resigned from the Managing Board effective at the end of the day on September 30, 2013.

5 Dr. Ralf P. Thomas was elected a full member of the Managing Board effective September 18, 2013

6 Peter Löscher resigned from the Managing Board effective July 31, 2013; his employment agreement ended effective September 30, 2013

The following table shows the stock (Bonus Awards and Stock Awards) awarded in November 2013 for fiscal 2013:

	Awarded for fiscal[1]		
	Non-forfeitable commitments of Bonus Awards	Forfeitable commitments of Stock Awards	
(Amounts in number of units)		(Target attainment depending on EPS for past three fiscal years)	(Target attainment depending on future stock performance)
Managing Board members serving as of September 30, 2013			
Joe Kaeser	6,910	12,949	10,974
Dr. Roland Busch	5,364	7,295	6,182
Brigitte Ederer[2]	0	7,295	6,182
Klaus Helmrich	5,287	7,295	6,182
Barbara Kux	5,287	7,295	6,182
Prof. Dr. Hermann Requardt	6,641	9,119	7,728
Prof. Dr. Siegfried Russwurm	5,684	9,119	7,728
Peter Y. Solmssen	5,287	7,295	6,182
Dr. Michael Süß	5,648	7,295	6,182
Dr. Ralf P. Thomas[3]	206	264	224
Former members of the Managing Board			
Peter Löscher[4]	0	15,198	12,879
Total	**46,350**	**90,419**	**76,625**

1 See the information on → PAGES 135-137 for the corresponding fair values.

2 Brigitte Ederer resigned from the Managing Board effective at the end of the day on September 30, 2013. The Siemens Stock Awards for fiscal 2013 will be settled in cash. The cash settlement is calculated on the basis of the monetary value of the Stock Awards on the award date; this monetary value reflects target attainment of 100% for Stock Awards for which target attainment depends on future stock performance, see information on → PAGE 136.

3 Dr. Ralf P. Thomas was elected a full member of the Managing Board effective September 18, 2013.

4 Peter Löscher resigned from the Managing Board effective July 31, 2013; his employment agreement ended effective September 30, 2013. The Siemens Stock Awards for fiscal 2013 will be settled in cash. The cash settlement is calculated on the basis of the monetary value of the Stock Awards on the award date; this monetary value reflects target attainment of 100% for Stock Awards for which target attainment depends on future stock performance, see information on → PAGE 136. Regarding the Stock Awards awarded for his remaining contract term, for the months of August and September 2013, see information on → PAGE 140.

Shares from the Share Matching Plan

In fiscal 2011, the members of the Managing Board were entitled for the last time to participate in the Siemens Share Matching Plan, and under the plan were entitled to invest up to 50% of the annual gross amount of their variable cash compensation component (bonus) determined for fiscal 2010 in Siemens shares. After expiration of a vesting period of approximately three years, the plan participants will receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the plan, provided the participants were employed without interruption at Siemens AG or a Siemens company until the end of the vesting period. The following table shows the development of the matching share entitlements of the individual members of the Managing Board in fiscal 2013.

(Amounts in number of units)	Balance at beginning of fiscal 2013[1] Entitlement to matching shares	Due during fiscal year Entitlement to matching shares	Forfeited during fiscal year Entitlement to matching shares	Balance at end of fiscal 2013[1,2] Entitlement to matching shares
Managing Board members serving as of September 30, 2013				
Joe Kaeser	3,806	1,590	–	2,216
Dr. Roland Busch	66	66	–	–
Brigitte Ederer[3]	–	–	–	–
Klaus Helmrich	3	–	–	3
Barbara Kux	698	698	–	–
Prof. Dr. Hermann Requardt	2,413	1,027	–	1,386
Prof. Dr. Siegfried Russwurm	533	533	–	–
Peter Y. Solmssen	–	–	–	–
Dr. Michael Süß	–	–	–	–
Dr. Ralf P. Thomas[4]	2,969	123	–	2,846
Former members of the Managing Board				
Peter Löscher[5]	–	–	–	–
Total	**10,488**	**4,037**	–	**6,451**

1 Amounts may include entitlements acquired before the member joined the Managing Board.

2 The entitlements of the Managing Board members serving as of September 30, 2013 had the following fair values: Joe Kaeser €146,901 (2012: €222,277), Dr. Roland Busch €0 (2012: €3,464), Brigitte Ederer €0 (2012: €0), Klaus Helmrich €527 (2012: €527), Barbara Kux €0 (2012: €33,282), Prof. Dr. Hermann Requardt €92,011 (2012: €140,823), Prof. Dr. Siegfried Russwurm €0 (2012: €25,487), Peter Y. Solmssen €0 (2012: €0), Dr. Michael Süß €0 (2012: €0) and Dr. Ralf P. Thomas €152,696 (2012: €0). The entitlement of former Managing Board member Peter Löscher has the following fair value: €0 (2012: €0). The above fair values also take into account that the shares acquired under the Base Share Program as part of the Share Matching Plan were provided with a Company subsidy (for additional information on the Base Share Program see → NOTE 33 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS).

3 Brigitte Ederer resigned from the Managing Board effective at the end of the day on September 30, 2013.

4 Dr. Ralf P. Thomas was elected a full member of the Managing Board effective September 18, 2013. The stated balance at the end of fiscal 2013 also includes the granted entitlements of matching shares (780 shares) for fiscal 2013 prior to election as a full member of the Managing Board.

5 Peter Löscher resigned from the Managing Board effective July 31, 2013; his employment agreement ended effective September 30, 2013.

Share Ownership Guidelines

Different deadlines apply for the individual members of the Managing Board to provide their first-time proof of compliance with the Siemens Share Ownership Guidelines, depending on when the member was appointed to the Managing Board. The following table shows the number of Siemens shares held by Managing Board members in office at September 30, 2013, as of the deadline in March 2013 for showing compliance with the Share Ownership Guidelines, and the number of Siemens shares to be held permanently with a view to future deadlines.

	Obligations under Share Ownership Guidelines		
(Amounts in number of units or €)	Required value[1]	Required number of shares[2]	Proven number of shares[3]
Managing Board members serving as of September 30, 2013, and required to show proof as of March 8, 2013			
Joe Kaeser	1,719,062	21,730	77,685
Barbara Kux	1,705,000	21,552	34,957
Prof. Dr. Hermann Requardt	1,719,062	21,730	67,789
Prof. Dr. Siegfried Russwurm	1,719,062	21,730	66,916
Peter Y. Solmssen	1,705,000	21,552	68,530
Total	**8,567,186**	**108,294**	**315,877**

1 The amount of the obligation is based on a member's average base compensation for the four years prior to each review of his or her achievement of the targets defined by the Share Ownership Guidelines.

2 Based on the average Xetra opening price of €79.11 for the fourth quarter of 2012 (October – December).

3 As per March 8, 2013 (date of proof), including 2011 and 2012 Bonus Awards.

The following table shows the proof-of-compliance obligations of the other Managing Board members in view of the Share Ownership Guidelines:

	Obligations under Share Ownership Guidelines		
(Amounts in number of units or €)	Required value[1]	Required number of shares[2]	Due date for initial measurement of adherence
Managing Board members required to show proof in subsequent years			
Dr. Roland Busch	1,829,348	23,124	March 2016
Klaus Helmrich	1,800,000	22,753	March 2016
Dr. Michael Süß	1,829,348	23,124	March 2016
Dr. Ralf P. Thomas	1,935,000	24,460	March 2018
Total	**7,393,696**	**93,461**	

1 The amount of the obligation is based on a member's average base compensation for the four years prior to each review of his or her achievement of the targets defined by the Share Ownership Guidelines. The amount shown here is based on average base compensation since the member's initial appointment.

2 Based on the average Xetra opening price of €79.11 for the fourth quarter of 2012 (October – December).

B.4.1.4 REVISIONS OF THE REMUNERATION SYSTEM FOR THE MANAGING BOARD FOR FISCAL 2014

At its meeting on November 6, 2013, the Supervisory Board decided to revise the remuneration system for the Managing Board as of October 1, 2013, so as to comply with the new recommendations of the German Corporate Governance Code in the version of May 13, 2013. The remuneration system remains focused on providing an incentive for successful corporate management with an emphasis on sustainability. At the same time, it offers members of the Managing Board a chance to benefit from any sustained increase in the Company's value. For performance-based components, the target attainment range continues to remain between 0% and 200%, and the Supervisory Board, as was previously the case, may revise bonus payments (±20%). The new revisions define maximum amounts for stock-based components (Bonus Awards and Stock Awards), effective from fiscal 2014 onwards. Moreover the compensation overall is limited to a maximum amount of compensation.

Specifically, the following changes to the remuneration system for the Managing Board were adopted by the Supervisory Board as of fiscal 2014:

> For stock commitments (Bonus Awards and Stock Awards), the maximum amount of compensation at the time of transfer of Siemens stock after the end of the waiting or restriction period is now limited to not more than 300% of the respective target amounts. If this maximum amount of compensation is exceeded, the entitlement to any number of shares associated with the excess will forfeit without replacement. For the variable compensation (bonus) paid in cash, the maximum amount of compensation remains unchanged at 200% of the respective target amounts plus the discretionary possibility of upward revision by 20% by the Supervisory Board.
> In addition to the forfeiture rules to maintain the maximum amounts of compensation for variable compensation (bonus) and long-term stock-based compensation, a maximum amount for the compensation overall must also be observed. Beginning with fiscal 2014, it cannot exceed 1.7 times the target compensation. The target compensation comprises base compensation, the target amount for the variable compensation (bonus), and the target amount for long-term stock-based compensation, excluding fringe benefits and pension benefit commitments. Including fringe benefits and pension benefit commitments of the respective fiscal year, the maximum amount of compensation for the compensation overall increases by corresponding amounts.
> The bonus is paid 75% in cash and 25% in the form of Siemens stock commitments (Bonus Awards). The waiting period remains four years. Consistent with legal requirements and with common practice in the market, the payout of more than 60% of the performance-based components is extended over several years.

Furthermore, to take greater account of Managing Board members' individual performance, individual targets will be agreed for fiscal 2014 at target setting for the variable compensation (bonus).

Maximum amounts of compensation using the example of the President and CEO for fiscal 2014 (in €)


Stock-based compensation
Cash compensation
950,000
950,000
461,250
1,845,000
Long-term stock-based compensation
> target parameter: stock price compared to 5 competitors
> target parameter: Ø earnings per share
Variable compensation (bonus)
Target amount: 1,845,000€
75% granted in cash and 25% in Bonus Awards
Base compensation
Target compensation for fiscal 2014: 5,590,000
2,850,000
2,850,000
1,383,750
1,845,000
Maximum amounts of compensation for stock-based components
max. 300% of the respective target amounts
Bonus (cash)
max. 200% target attainment add. +20% adjustment
Base compensation
Maximum amount of compensation for compensation overall
max. 1.7 times of target compensation (base compensation, target amount Bonus and target amount Long-term stock-based compensation)
Compensation after expiration of waiting or restriction period at transfer of Siemens stock. Systemic achievable maximum total: 12,249,750
Non-performance-based components
Compensation overall (without fringe benefits and pension benefit commitments)
Performance-based components with deferred payout
Performance-based components
1 Including fringe benefits and pension benefit commitments, the maximum amount of compensation for the compensation overall increases by corresponding amounts. Including the values of fiscal 2013, a maximum amount of compensation for the compensation overall of €10,608,043 would result.

B.4.2 Remuneration of members of the Supervisory Board

(Amounts in €)	FY 2013 Base compensation	FY 2013 Additional compensation for committee work[1]	FY 2013 Total	FY 2012 Base compensation	FY 2012 Additional compensation for committee work[1]	FY 2012 Total
Supervisory Board members serving as of September 30, 2013						
Dr. Gerhard Cromme	280,000	280,000	560,000	280,000	280,000	560,000
Berthold Huber[2]	211,852	77,037	288,889	220,000	80,000	300,000
Dr. Josef Ackermann	211,852	134,815	346,667	207,778	75,556	283,333
Lothar Adler[2]	140,000	160,000	300,000	140,000	160,000	300,000
Gerd von Brandenstein	140,000	40,000	180,000	140,000	40,000	180,000
Michael Diekmann	140,000	–	140,000	140,000	–	140,000
Dr. Hans Michael Gaul	140,000	160,000	300,000	140,000	160,000	300,000
Prof. Dr. Peter Gruss	140,000	–	140,000	140,000	–	140,000
Bettina Haller[2]	129,630	74,074	203,704	140,000	80,000	220,000
Hans-Jürgen Hartung[2]	129,630	–	129,630	140,000	–	140,000
Robert Kensbock[2, 3]	105,000	–	105,000	–	–	–
Harald Kern[2]	140,000	30,000	170,000	140,000	–	140,000
Jürgen Kerner[2]	140,000	120,000	260,000	105,000	90,000	195,000
Dr. Nicola Leibinger-Kammüller	134,815	–	134,815	132,222	–	132,222
Gérard Mestrallet[3]	98,000	28,000	126,000	–	–	–
Güler Sabancı[3]	98,000	–	98,000	–	–	–
Prof. Dr. Rainer Sieg	140,000	–	140,000	140,000	–	140,000
Birgit Steinborn[2]	140,000	120,000	260,000	140,000	120,000	260,000
Sibylle Wankel[2]	140,000	40,000	180,000	140,000	40,000	180,000
Werner Wenning[3]	98,000	28,000	126,000	–	–	–
Former Supervisory Board members						
Jean-Louis Beffa[4]	42,778	12,222	55,000	132,222	37,778	170,000
Werner Mönius[2, 4]	46,667	13,333	60,000	140,000	40,000	180,000
Håkan Samuelsson[4]	38,889	11,111	50,000	140,000	40,000	180,000
Dieter Scheitor[2, 4]	–	–	–	46,667	40,000	86,667
Lord Iain Vallance of Tummel[4]	42,778	24,444	67,222	140,000	80,000	220,000
Total	**3,067,889**	**1,353,037**	**4,420,926[5]**	**3,083,889**	**1,363,333**	**4,447,222[5]**

1. Dr. Gerhard Cromme as Chairman of the Supervisory Board and of the Chairman's Committee, the Compliance Committee, and the Finance and Investment Committee, as well as a member of the Audit Committee; Berthold Huber as Deputy Chairman of the Supervisory Board and member of the Chairman's Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board and member of the Chairman's Committee, the Compliance Committee and the Audit Committee; Lothar Adler as member of the Chairman's Committee, the Compliance Committee and the Finance and Investment Committee; Jean-Louis Beffa as member of the Finance and Investment Committee; Gerd von Brandenstein as member of the Finance and Investment Committee; Dr. Hans Michael Gaul as Chairman of the Audit Committee and member of the Compliance Committee; Bettina Haller as member of the Audit Committee and the Compliance Committee; Harald Kern as member of the Finance and Investment Committee; Jürgen Kerner as member of the Audit Committee and the Finance and Investment Committee; Gérard Mestrallet as member of the Finance and Investment Committee; Werner Mönius as member of the Finance and Investment Committee; Håkan Samuelsson as member of the Finance and Investment Committee; Dieter Scheitor as member of the Audit Committee and the Finance and Investment Committee; Birgit Steinborn as member of the Audit Committee and the Finance and Investment Committee; Lord Iain Vallance of Tummel as member of the Compliance Committee and the Audit Committee; Sibylle Wankel as member of the Compliance Committee, and Werner Wenning as member of the Finance and Investment Committee, each received an additional fixed compensation for their committee work.
2. Both the employee representatives on the Supervisory Board who represent the employees pursuant to Section 3 para. 1 No. 1 of the German Codetermination Act (Mitbestimmungsgesetz) and the representatives of the trade unions on the Supervisory Board declared their readiness to transfer their compensation to the Hans Boeckler Foundation, in accordance with the guidelines of the Confederation of German Trade Unions (DGB).
3. Robert Kensbock, Gerard Mestrallet, Güler Sabancı and Werner Wenning were newly elected as members of the Supervisory Board as of the end of the Annual Shareholders' Meeting on January 23, 2013.
4. Jean-Louis Beffa, Werner Mönius, Håkan Samuelsson and Lord Iain Vallance of Tummel resigned from the Supervisory Board as of the end of the Annual Shareholders' Meeting on January 23, 2013. Dieter Scheitor resigned from the Supervisory Board as of the end of the Annual Shareholders' Meeting on January 24, 2012.
5. In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,500 (2012: €1,500) for each meeting of the Supervisory Board and its committees that they attend. In fiscal 2013, Dr. Gerhard Cromme received meeting fees of €57,000 (2012: €48,000), Lothar Adler received meeting fees of €40,500 (2012: €30,000), Dr. Hans Michael Gaul received meeting fees of €39,000 (2012: €34,500), Dr. Josef Ackermann received meeting fees of €34,500 (2012: €22,500), Birgit Steinborn received meeting fees of €28,500 (2012: €22,500), Berthold Huber received meeting fees of €27,000 (2012: €18,000), Jürgen Kerner received meeting fees of €27,000 (2012: €12,000), Bettina Haller received meeting fees of €25,500 (2012: €25,500), Sibylle Wankel received meeting fees of €22,500 (2012: €16,500), Gerd von Brandenstein received meeting fees of €18,000 (2012: €13,500), Harald Kern received meeting fees of €16,500 (2012: €9,000), Prof. Dr. Peter Gruss received meeting fees of €15,000 (2012: €9,000), Dr. Nicola Leibinger-Kammüller received meeting fees of €15,000 (2012: €7,500), Prof. Dr. Rainer Sieg received meeting fees of €15,000 (2012: €9,000), Lord Iain Vallance of Tummel received meeting fees of €15,000 (2012: €25,500), Michael Diekmann received meeting fees of €13,500 (2012: €9,000), Hans-Jürgen Hartung received meeting fees of €10,500 (2012: €9,000), Werner Mönius received meeting fees of €9,000 (2012: €13,500), Jean-Louis Beffa received meeting fees of €7,500 (2012: €9,000), Robert Kensbock received meeting fees of €7,500 (2012: €0), Gerard Mestrallet received meeting fees of €7,500 (2012: €0), Werner Wenning received meeting fees of €7,500 (2012: €0), Güler Sabancı received meeting fees of €6,000 (2012: €0) and Håkan Samuelsson received meeting fees of €6,000 (2012: €13,500).

The compensation shown on the previous page was determined for each of the members of the Supervisory Board for fiscal 2013 (individualized disclosure).

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders' Meeting held on January 25, 2011. Details are set out in Section 17 of the Articles of Association of Siemens AG. The remuneration of the Supervisory Board consists entirely of fixed compensation. The remuneration of the members of the Supervisory Board reflects the responsibilities and scope of work of the Supervisory Board members. The Chairman and Deputy Chairmen of the Supervisory Board, as well as the Chairmen and members of the Audit Committee and the Chairman's Committee, and – to a lesser degree – the Compliance Committee and the Finance and Investment Committee, receive additional compensation.

According to current rules, members of the Supervisory Board receive an annual base compensation of €140,000; the Chairman of the Supervisory Board receives a base compensation of €280,000, and each of the Deputy Chairmen receives €220,000.

The members of the Supervisory Board committees receive the following additional fixed compensation for their work on those committees: the Chairman of the Audit Committee receives €160,000, and each of the other members receives €80,000; the Chairman of the Chairman's Committee receives €120,000, and each of the other members receives €80,000; the Chairman of the Finance and Investment Committee receives €80,000, and each of the other members receives €40,000; the Chairman of the Compliance Committee receives €80,000, and each of the other members receives €40,000. However, no additional compensation is paid for work on the Compliance Committee if a member of that committee is already entitled to compensation for work on the Audit Committee. Plans call for a proposal to be made at the Annual Shareholders' Meeting in January 2014 that as of October 1, 2013, the Chairman and members of the newly established Compensation Committee will also receive additional compensation. Based on this proposal, the Chairman of the Compensation Committee will receive €100,000, and each of the other members of the Committee will receive €60,000. If applicable, compensation received for work on the Chairman's Committee will be taken into account in determining compensation for work on the Compensation Committee.

If a Supervisory Board member does not attend a meeting of the Supervisory Board, one third of the aggregate compensation due to that member is reduced by the percentage of Supervisory Board meetings not attended by the member in relation to the total number of Supervisory Board meetings held during the fiscal year. In the event of changes in the composition of the Supervisory Board and/or its committees, compensation is paid pro rata temporis, rounding up to the next full month.

In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,500 for each meeting of the Supervisory Board and its committees that they attend.

The members of the Supervisory Board are reimbursed for out-of-pocket expenses incurred in connection with their duties and for any value-added taxes to be paid on their remuneration. For the performance of his duties, the Chairman of the Supervisory Board is furthermore entitled to an office with secretarial support and use of the Siemens carpool service.

No loans or advances from the Company are provided to members of the Supervisory Board.

B.4.3 Other

The Company provides a group insurance policy for board and committee members and certain employees of the Siemens organization that is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. The insurance policy for fiscal 2013 includes a deductible for the members of the Managing Board and the Supervisory Board in compliance with the requirements of the German Stock Corporation Act and the German Corporate Governance Code.

B.5 Takeover-relevant information (pursuant to Sections 289 para. 4 and 315 para. 4 of the German Commercial Code) and explanatory report

The Takeover-Relevant Information pursuant to Sections 289 para. 4 and 315 para. 4 of the German Commercial Code (Handelsgesetzbuch) and Explanatory Report are part of the Combined Management Report.

B.5.1 Composition of common stock

As of September 30, 2013, the Company's common stock totaled €2.643 billion (2012: €2.643 billion) divided into 881,000,000 (2012: 881,000,000) registered shares with no par value and a notional value of €3.00 per share. The shares are fully paid in. In accordance with Section 4 para. 3 of the Company's Articles of Association, the right of shareholders to have their ownership interests evidenced by document is excluded, unless such evidence is required under the regulations of a stock exchange on which the shares are listed. Collective share certificates may be issued. Pursuant to Section 67 para. 2 of the German Stock Corporation Act (Aktiengesetz), only those persons recorded in the Company's stock register will be recognized as shareholders of the Company.

All shares confer the same rights and obligations. At the Annual Shareholders' Meeting, each share of stock has one vote and accounts for the shareholders' proportionate share in the Company's net income. Excepted from this rule are treasury shares held by the Company, which do not entitle the Company to any rights. The shareholders' rights and obligations are governed by the provisions of the German Stock Corporation Act, in particular by Sections 12, 53a et seq., 118 et seq. and 186 of this German Stock Corporation Act.

B.5.2 Restrictions on voting rights or transfer of shares

Shares issued to employees worldwide under the employee share program implemented since the beginning of fiscal 2009, in particular the Share Matching Plan, are freely transferable. However, participants are required to own and hold the shares issued to them under the rules of the program for a vesting period of about three years, during which the participants have to have been continuously employed by Siemens AG or another Siemens company, in order to receive one matching share free of charge for each three shares. The right to receive matching shares is forfeited, if the underlying shares are sold, transferred, hedged on, pledged or hypothecated in any way during the vesting period.

The von Siemens-Vermögensverwaltung GmbH (vSV) has, on a sustained basis, powers of attorney allowing it to exercise the voting rights for 9,313,438 shares on behalf of members of the Siemens family as of October 13, 2013, whereby aforementioned shares constitute a part of the overall number of shares held by members of the Siemens family. The vSV is a German limited liability company and party to an agreement with, among others, members of the Siemens family (family agreement). In order to bundle and represent their interests, the members of the Siemens family established a family partnership. This family partnership makes proposals to the vSV with respect to the exercise of the voting rights at Shareholders' Meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. Pursuant to the family agreement, the shares under powers of attorney are voted by the vSV collectively.

B.5.3 Equity interests exceeding 10% of voting rights

We are not aware of, nor have we during the fiscal year 2013 been notified of, any shareholder directly or indirectly holding 10% or more of the voting rights.

B.5.4 Shares with special rights conferring powers of control

There are no shares with special rights conferring powers of control.

B.5.5 System of control of any employee share scheme where the control rights are not exercised directly by the employees

Shares of stock issued by Siemens AG to employees under its employee share program and/or as stock-based compensation are transferred directly to the employees. The beneficiary employees who hold shares of employee stock may exercise their control rights in the same way as any other shareholder directly in accordance with applicable laws and the Articles of Association.

B.5.6 Legislation and provisions of the articles of association applicable to the appointment and removal of members of the Managing Board and governing amendment to the Articles of Association

The appointment and removal of members of the Managing Board is subject to the provisions of Sections 84 and 85 of the German Stock Corporation Act and Section 31 of the German Codetermination Act (Mitbestimmungsgesetz). According to Section 8 para. 1 of the Articles of Association, the Managing Board is comprised of several members, the number of which is determined by the Supervisory Board. Pursuant to Section 84 of the German Stock Corporation Act and Section 9 of the Articles of Association, the Supervisory Board may appoint a President of the Managing Board as well as a Vice President.

According to Section 179 of the German Stock Corporation Act, any amendment to the Articles of Association requires a resolution of the Annual Shareholders' Meeting. The authority to adopt purely formal amendments to the Articles of Association was transferred to the Supervisory Board under Section 13 para. 2 of the Articles of Association. In addition, by resolution of the Annual Shareholders' Meetings on January 27, 2009 and January 25, 2011, the Supervisory Board has been authorized to amend Section 4 of the Articles of Association in accordance with the utilization of the Authorized Capital 2009 and the Authorized Capital 2011, and after expiration of the then-applicable authorization period.

Resolutions of the Annual Shareholders' Meeting require a simple majority vote, unless a greater majority is required by law. Pursuant to Section 179 para. 2 of the German Stock Corporation Act, amendments to the Articles of Association require a majority of at least three-quarters of the capital stock represented at the time of the casting of the votes, unless another capital majority is prescribed by the Articles of Association.

B.5.7 Powers of the Managing Board to issue and repurchase shares

The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 26, 2014 by up to €520.8 million through the issuance of up to 173.6 million registered shares of no par value against cash contributions and / or contributions in kind (Authorized Capital 2009). The Managing Board is authorized to exclude, with the approval of the Supervisory Board, preemptive rights of shareholders in the event of capital increases against contributions in kind. In addition, preemptive rights of shareholders may be excluded in the event of capital increases against cash contributions, (1) to make use of any fractional amounts, (2) in order to grant holders of conversion or option rights issued by the Company or any of its subsidiaries, as protection against the effects of dilution, preemptive rights to subscribe for new shares, and (3) if the issue price of the new shares is not significantly lower than their stock market price and the total of the shares issued in accordance with Section 186 para. 3 sentence 4 of the German Stock Corporation Act (against cash contributions not significantly below the stock market price, with shareholders' subscription rights excluded) together with other shares issued or disposed of by direct or mutatis mutandis application of this statutory regulation during the effective period of this authorization until the date of using this authorization does not exceed 10% of the capital stock at that point in time.

Furthermore, the Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 24, 2016 by up to €90 million through the issuance of up to 30 million registered shares of no par value against contributions in cash (Authorized Capital 2011). Preemptive rights of existing shareholders are excluded. The new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries. The new shares may also be issued to a suitable bank that assumes the obligation to use these shares for the sole purpose of granting them to employees of Siemens AG and any of its consolidated subsidiaries. To the extent permitted by law, employee shares may also be issued in such a manner that the contribution to be paid on such shares is covered by that part of the annual net income which the Managing Board and the Supervisory Board may allocate to other retained earnings under Section 58 para. 2 of the German Stock Corporation Act.

As of September 30, 2013, the total unissued authorized capital of Siemens AG therefore consisted of €610.8 million nominal that may be issued in installments with varying terms by issuance of up to 203.6 million registered shares of no par value. For details, please refer to Section 4 of the Articles of Association.

By resolution of the Annual Shareholders' Meeting of January 26, 2010, the Managing Board is authorized until January 25, 2015 to issue bonds in an aggregate principal amount of up to

€15 billion with conversion rights or with warrants attached, or a combination of these instruments, entitling the holders to subscribe to up to 200 million new registered shares of Siemens AG of no par value, representing a pro rata amount of up to €600 million of the capital stock. The bonds under this authorization are to be issued against cash or non-cash contributions.

Additionally, by resolution of the Annual Shareholders' Meeting of January 25, 2011, the Managing Board is authorized until January 24, 2016 to issue bearer or registered bonds in an aggregate principal amount of up to €15 billion with conversion rights or with bearer or registered warrants attached or a combination of these instruments, entitling the holders to subscribe to up to 90 million new registered shares of Siemens AG of no par value, representing a pro rata amount of up to €270 million of the capital stock. The bonds under this authorization are to be issued against cash contributions.

For further details of the authorizations please refer to the respective resolutions of the Annual Shareholders' Meetings. In particular, the bonds are, as a matter of principle, to be offered to shareholders for subscription, including the possibility of issuing them to banks with the obligation that they must be offered to shareholders for subscription. However, the Managing Board is authorized to exclude shareholders' subscription rights with the approval of the Supervisory Board (1) provided that the issue price of the bonds is not significantly lower than their theoretical market price computed in accordance with generally accepted actuarial methods, (2) to the extent the exclusion is necessary with regard to fractional amounts resulting from the subscription ratio, (3) in order to grant holders of conversion or option rights or conversion or option obligations on Siemens shares subscription rights as compensation for the effects of dilution, and (4) to the extent that bonds were issued against non-cash contributions, in particular within the context of business combinations or when acquiring companies or interests therein.

In order to grant shares of stock to holders of convertible bonds or warrant bonds issued until January 25, 2015 by the Company or any of its consolidated subsidiaries in accordance with the authorization of the Managing Board adopted by the Annual Shareholders' Meeting on January 26, 2010, the capital stock was conditionally increased by €600 million through the issuance of up to 200 million no-par value shares registered in the names of the holders (Conditional Capital 2010). In order to grant shares of stock to holders or creditors of convertible bonds or warrant bonds issued until January 24, 2016 by the Company or any of its consolidated subsidiaries in accordance with the authorization of the Managing Board adopted by the Annual Shareholders' Meeting on January 25, 2011, the capital stock was conditionally increased by €270 million through the issuance of up to 90 million no-par value shares registered in the names of the holders (Conditional Capital 2011).

The total of the shares to be issued on the basis of bond issues under these authorizations pursuant to Section 186 para. 3 sentence 4 of the German Stock Corporation Act, in combination with other shares issued or sold by direct or mutatis mutandis application of this statutory regulation during the effective period of these authorizations, does not exceed 10% of the capital stock at the date of using these authorizations. This limit also includes shares of stock issued up to this point in time against non-cash contributions, under exclusion of shareholders' subscription rights, on the basis of the Authorized Capital 2009. In addition, the issue of convertible bonds and/or warrant bonds pursuant to both authorizations shall be limited to convertible bonds and/or warrant bonds that entitle or oblige to subscribe to a maximum number of 200 million Siemens shares representing a pro rata amount of €600 million of the capital stock while both authorizations are simultaneously effective.

In February 2012 Siemens issued bonds with warrant units with a volume of US$3 billion. The bonds with warrant units with a minimum per-unit denomination of US$250,000 were offered exclusively to institutional investors outside the U.S. Pre-emptive rights of Siemens shareholders were excluded. The bonds issued by Siemens Financieringsmaatschappij N.V. are guaranteed by Siemens AG and complemented with warrants issued by Siemens AG. The warrants entitle their holders to receive Siemens shares against payment of the exercise price in Euros. At issuance, the warrants resulted in option rights relating to a total of about 21.7 million Siemens shares. The terms and conditions of the warrants enable Siemens to service exercised option rights also by delivering treasury stock as well as to buy back the warrants. The bonds with warrant units were issued in two tranches with maturities of 5.5 and 7.5 years, respectively. The maturities refer to both the bonds and the related warrants. After issuance, the warrants can be detached from the bonds, the option period commenced on March 28, 2012. The bonds with warrant units, the bonds detached from warrants and the warrants detached are listed by Deutsche Bank AG in the Open Market segment of the Frankfurt Stock Exchange (Freiverkehr).

The Company may not repurchase its own shares unless so authorized by a resolution duly adopted by the shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act. On January 25, 2011, the Annual Shareholders' Meeting authorized the Company to acquire until January 24, 2016 up to 10% of its capital stock existing at the date of adopting the resolution or – if this value is lower – as of the date on which the authorization is exercised. The aggregate of shares of stock of Siemens AG repurchased under this authorization and any other Siemens shares previously acquired and still held in treasury by the Company or attributable to the Company pursuant to Sections 71d and 71e of the German Stock Corporation Act, may at no time exceed 10% of the then existing capital stock. Any repurchase of Siemens shares shall be accomplished at the discretion of the Managing Board either (1) by acquisition over the stock exchange or (2) through a public share repurchase offer.

The Managing Board is additionally authorized, with the approval of the Supervisory Board, to complete the repurchase of Siemens shares in accordance with the authorization described above, by using certain equity derivatives (such as put and call options, forward purchases and any combination of these derivatives). In exercising this authorization, all stock repurchases based on the equity derivatives are limited to a maximum volume of 5% of Siemens' capital stock existing at the date of adopting the resolution at the Annual Shareholders' Meeting. An equity derivative's term of maturity must, in each case, not exceed 18 months and must be chosen in such a way that the repurchase of Siemens shares upon exercise of the equity derivative will take place no later than January 24, 2016.

Besides selling them over the stock exchange or through a public sales offer to all shareholders, the Managing Board is authorized by resolution of the Annual Shareholders' Meeting on January 25, 2011 to also use Siemens shares repurchased on the basis of this or any previously given authorization as follows: such Siemens shares may be (1) retired; (2) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries as well as to board members of any of the Company's subsidiaries, or awarded and/or transferred to such individuals with a vesting period of at least two years, provided that the employment relationship or board membership exists at the time of the offer or award commitment; (3) offered and transferred, with the approval of the Supervisory Board, to third parties against non-cash contributions, particularly in connection with business combinations or the acquisition of companies, businesses, parts of businesses or interests therein; (4) sold, with the approval of the Supervisory Board, to third parties against payment in cash if the price at which such Siemens shares are sold is not significantly lower than the market price of Siemens stock at the time of selling, or (5) used to meet obligations or rights to acquire Siemens shares arising from, or in connection with, convertible bonds or warrant bonds issued by the Company or any of its subsidiaries. The aggregate volume of shares used under the authorization pursuant to (4) and (5) by mutatis mutandis application of the provisions of Section 186 para. 3 sentence 4 of the German Stock Corporation Act together with other shares issued or sold by direct or mutatis mutandis application of this statutory regulation during the effective period of this authorization until the date of using this authorization must not exceed 10% of the capital stock at that point in time.

Furthermore, the Supervisory Board is authorized by resolution of the Annual Shareholders' Meeting on January 25, 2011 to use shares acquired on the basis of this or any previously given authorization to meet obligations or rights to acquire Siemens shares that were or will be agreed with members of the Managing Board within the framework of rules governing Managing Board compensation. In particular, repurchased shares may be offered for acquisition, or awarded and/or transferred, subject to a restriction period, by the Supervisory Board to the members of the Managing Board, provided that Managing Board membership existed at the time of the offer or award commitment.

As of September 30, 2013, the Company held 37,997,595 (2012: 24,725,674) shares of stock in treasury.

For further information on the authorized and conditional capitals and on the treasury stock of the Company as of September 30, 2013 see → NOTE 26 EQUITY in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS on pages 301-303.

B.5.8 Significant agreements which take effect, alter or terminate upon a change of control of the Company following a takeover bid

Siemens AG maintains two lines of credit in an amount of €4 billion and an amount of US$3 billion respectively which provide its lenders with a right of termination in the event that (1) Siemens AG becomes a subsidiary of another company or (2) a person or a group of persons acting in concert acquires effective control over Siemens AG by being able to exercise decisive influence over its activities (Art. 3 (2) of Council Regulation (EC) 139/2004). In addition, Siemens AG has a bilateral credit line at its disposal in the amount of €450 million which may be terminated by the lender if major changes in Siemens AG's corporate legal situation occur that jeopardize the orderly repayment of the credit.

In March 2013, a consolidated subsidiary as borrower and Siemens AG as guarantor entered into two bilateral loan agreements, each of which has been drawn in the full amount of US$500 million. Both agreements provide their respective lender with a right of termination in the event that (1) Siemens AG becomes a subsidiary of another company or (2) a person or a group of persons acting in concert acquires effective control over Siemens AG by being able to exercise decisive influence over its activities (Art. 3 (2) of Council Regulation (EC) 139/2004).

Framework agreements concluded by Siemens AG under International Swaps and Derivatives Association Inc. documentation (ISDA Agreements) grant the counterparty a right of termination upon the occurrence of the following events: (1) the Company consolidates with, merges into, or transfers at least substantially all its assets to a third party and (i) the resulting entity's creditworthiness is materially weaker than the Company's immediately prior to such event, or (ii) the resulting entity fails to simultaneously assume the Company's obligations under the ISDA Agreement; or (2) additionally some ISDA Agreements grant the counterparty a right of termination upon a third party acquiring the beneficial ownership of equity securities having the power to elect a majority of the Company's Supervisory Board or otherwise acquiring the power to control the Company's material policy-making decisions and the creditworthiness of the Company is materially weaker than it was immediately prior to such event. In either situation, ISDA Agreements are designed such that upon termination all outstanding payment claims documented under them are to be netted.

In February 2012 Siemens issued bonds with warrant units with a volume of US$3 billion. In case of a change of control, the terms and conditions of these warrants enable their holders to receive a higher number of Siemens shares in accordance with an adjusted strike price if they exercise their option rights within a certain period of time after the change of control. This period of time shall end either (1) not less than 30 days and no more than 60 days after publication of the notice of the issuer regarding the change of control, as determined by the issuer or (2) 30 days after the change of control first becomes publicly known. The strike price adjustment decreases depending on the remaining term of the warrants and is determined in detail in the terms and conditions of the warrants. In this context, a change of control occurs if a person or persons acting in concert, respectively, acquires or acquire control of the Company.

B.5.9 Compensation agreements with members of the Managing Board or employees in the event of a takeover bid

In the event of a change of control that results in a substantial change in the position of a Managing Board member (e.g., due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities), the member of the Managing Board has the right to terminate his or her contract with the Company for good cause. A change of control exists if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an intercompany agreement within the meaning of Section 291 of the German Stock Corporation Act, or if Siemens AG is to be merged into an existing corporation or other entity. If this right of termination is exercised, the Managing Board member is entitled to a severance payment in the amount of not more than two years' compensation. The calculation of the annual compensation includes not only the base compensation and the target amount for the bonus, but also the target amount for the stock awards, in each case based on the most recent completed fiscal year prior to termination of the contract. The stock-based compensation components for which a firm commitment already exists will remain unaffected. There is no entitlement to a severance payment if the Managing Board member receives benefits from third parties in connection with a change of control. Moreover, there is no right to terminate if the change of control occurs within a period of twelve months prior to a Managing Board member's retirement. Additionally, the severance payments cover non-monetary benefits by including an amount of 5% of the total severance amount. Severance payments will be reduced by 15% as a lump-sum allowance for discounted values and for income earned elsewhere. However, this reduction will apply only to the portion of the severance payment that was calculated without taking account of the first six months of the remaining term of the Managing Board member's contract.

Business and economic environment

Financial performance system

Results of operations | Financial position | Net assets position

Overall assessment of the economic position

Subsequent events

Sustainability

Report on expected developments

Risks and opportunities

In our Combined Management Report, we analyze our business activities in the reporting year as well as the current state of Siemens worldwide and Siemens AG. Starting from a description of our business, economic environment and strategy, we present our financial target system and a detailed explanation of our profit, asset and financial position. We also report on various aspects of sustainability at Siemens and on expected developments and their material opportunities and risks.

WWW.SIEMENS.COM/AR/COMBINED-MANAGEMENT-REPORT

Additional Sustainability indicators are available at:
WWW.SIEMENS.COM/AR/SUSTAINABILITY-FIGURES

Combined Management Report

C.

Combined Management Report



Due to rounding, numbers presented throughout this Combined Management Report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

C.1.1 The Siemens Group

C.1.1.1 ORGANIZATION AND BASIS OF PRESENTATION

We are a globally operating technology company with core activities in the fields of energy, healthcare, industry, and infrastructure, and we occupy leading market positions worldwide in the majority of our businesses. We can look back on a successful history spanning 166 years, with groundbreaking and revolutionary innovations such as the invention of the dynamo, the first commercial light bulb, the first electric streetcar, the construction of the first public power plant, and the first images of the inside of the human body. On a continuing basis, we have around 362,000 employees as of September 30, 2013 and business activities in nearly all countries of the world and reported consolidated revenue of €75.882 billion in fiscal 2013. We operate in excess of 290 major production and manufacturing plants worldwide. In addition, we have office buildings, warehouses, research and development facilities or sales offices in almost every country in the world.

Siemens comprises Siemens AG, a stock corporation under the Federal laws of Germany, as the parent company and a total of about 900 legal entities, including minority investments. Our Company is incorporated in Germany, with our corporate headquarters situated in Munich. Siemens operates under the leadership of its Managing Board, which comprises the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) as well as the heads of selected corporate functions and the CEOs of the Sectors.

Our fundamental organizational principles are:

> the CEO principle,
> the end-to-end business responsibility of the Sectors, Divisions and Business Units, and
> the unrestricted right of selected corporate functions to issue instructions in relation to a function to the extent legally permissible.

The Siemens Managing Board is the sole management body and has overall business responsibility in accordance with the German Stock Corporation Act (Aktiengesetz, AktG). At all other organizational levels within our Company, management responsibility is assigned to individuals who make decisions and assume personal responsibility (CEO principle). This principle establishes clear and direct responsibilities and fosters efficient decision-making.

Our Sectors, Divisions, Business Units and Financial Services (SFS) are "global entrepreneurs" and have end-to-end business responsibility worldwide, including with regard to their operating results. They therefore have "right of way" over the regional units in business matters. During fiscal 2013 our regional units were organized in Clusters and Countries, which were responsible for the local customer relationship management and for implementing the business strategies of the Sectors and SFS as well as the requirements set by the corporate functions.

In addition to their particular authority to issue binding company-wide guidelines and to their monitoring and coordinating responsibilities, the heads of selected corporate functions (Finance and Controlling, Legal and Compliance and Human Resources, for example) have an unrestricted right to issue instructions in relation to a function across all parts of the Company to the extent legally permissible.

Below the Managing Board, Siemens is structured organizationally into Sectors, SFS which acts as business partner for the Sectors and also conducts its own business with external customers, Cross-Sector Services that support other Siemens units, Corporate Units with specific corporate functions, and regional Clusters. The Sectors are principally broken down into Divisions and these in turn into Business Units.

Our business activities focus on our four Sectors, Energy, Healthcare, Industry and Infrastructure & Cities. These Sectors form four of our reportable segments. In addition to our four Sectors, we have two additional reportable segments: Equity Investments and SFS.

Within this combined management report, we provide financial measures for our four Sectors and for two Businesses, each combining two Divisions within a Sector as well as for eight Divisions of our Sectors. These financial measures include: orders, revenue, profit and profit margin. Divisions within a Sector may do business with each other, leading to corresponding orders and revenue. Such orders and revenues are only eliminated on a Sector level. Furthermore, our reportable segments may do business with each other, leading to corresponding orders and revenue. Such orders and revenue are eliminated on the Siemens level within Eliminations, Corporate Treasury and other reconciling items and are not included in orders and revenue with external customers (external orders and external revenue, respectively) reported in this document. Free cash flow and further information is reported for each reportable segment in the Notes to Consolidated Financial Statements. For information related to the definition of these financial measures and to the reconciliation of segment financial measures to the Consolidated Financial Statements, see → C.12 NOTES AND FORWARD-LOOKING STATEMENTS and → NOTE 36 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Basis of presentation as of September 30, 2013


Reporting structure
Energy Sector
Fossil Power Generation
Wind Power
Oil & Gas
Power Transmission
Healthcare Sector
Diagnostics
Industry Sector
Industry Automation
Drive Technologies
Infrastructure & Cities Sector
Transportation & Logistics
Power Grid Solutions & Products
Building Technologies
Equity Investments
Financial Services
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities
Siemens Real Estate
Corporate items and pensions
Eliminations, Corporate Treasury and other reconciling items

On a geographic basis, Siemens was subdivided into 14 Regional Clusters as of September 30, 2013, which were in turn assigned to one of our three reporting regions. We report financial measures for these three regions:

Regional structure as of September 30, 2013


Regional structure
Europe, C.I.S.,[1] Africa, Middle East
Americas
Asia, Australia

1 Commonwealth of Independent States.

As of November 2013, following the close of fiscal 2013, we disbanded our Regional Cluster organization. Following this organizational change, we have designated 30 Lead Countries which are individually responsible for managing a number of other countries regarding market penetration. Each Lead Country reports directly to the Managing Board.

In addition, we report financial information at Group level for certain major countries within each region, including Germany (within the region Europe, C.I.S., Africa, Middle East), the U.S. (within the region Americas), and China (within the region Asia, Australia).

C.1.1.2 BUSINESS DESCRIPTION

Energy

The **Energy** Sector offers a wide spectrum of products, solutions and services for generating and transmitting power, and for extracting, converting and transporting oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry.

External revenue of the Energy Sector was €26.386 billion in fiscal 2013, representing 35% of Siemens revenue. The following chart provides a geographic breakdown of the Energy Sector's external revenue in fiscal 2013.

Revenue share in % (location of customer)


Asia, Australia: 19%
Americas: 27%
therein U.S.: 14%
Europe, C.I.S.,[1] Africa, Middle East: 54%
therein Germany: 8%

1 Commonwealth of Independent States.

In fiscal 2013, the Energy Sector comprised five Divisions: Fossil Power Generation; Wind Power; Oil & Gas; Power Transmission; and Energy Service. In addition, the Sector includes two sector-led businesses: Solar and Hydro. Results for these businesses are included in results for the Sector. Siemens has decided to exit solar activities after completion of projects under execution. In the Hydro business, we are active in small and large hydro power stations, via our minority stake in Voith Hydro Holding GmbH & Co. KG. Furthermore, our Hydro business also comprises our activities in ocean power tidal turbines. As of fiscal 2014, the Fossil Power Generation Division and the Oil & Gas Division were combined into a single Division under the name Power Generation.

The Fossil Power Generation Division offers high-efficiency products and solutions for fossil-based power generation. These solutions include substantial innovation and engineering know-how aimed at converting fossil fuels to power with high efficiency, which increases return on investment for customers and helps them improve their environmental performance. The Division concentrates on products and solutions for gas and steam turbines, turbo generators, heat recovery steam generators including control systems, with an emphasis on combined-cycle power plants. It also develops solutions for instrumentation and control systems for all types of power plants and for use in power generation. These solutions include information technology solutions providing management applications from the plant to the enterprise level. The Division is also working on developing and producing commercial systems based on emerging technologies such as integrated gasification, coal liquefaction, and carbon capture and storage. Due to the broad range of the Division's offerings, the revenue mix may vary from reporting period to reporting period depending on the share of revenue attributable to products, solutions and services and the revenue's regional distribution in the respective periods. As mentioned above, as of fiscal 2014, the Fossil Power Generation Division was combined with the Oil & Gas Division to form the new Power Generation Division.

The Wind Power Division manufactures wind turbines for onshore and offshore applications, including both geared turbines and direct drive machines. The product portfolio is based on four product platforms, two for each of the onshore and offshore applications. The onshore products have power ratings between 2.3 to 3.0 megawatts and rotor diameters ranging from 93 to 113 meters. The power rating for offshore products ranges from 3.6 to 6.0 megawatts, with rotor diameters ranging from 107 to 154 meters. The revenue mix of the Division may vary from reporting period to reporting period depending on the project mix between onshore and offshore projects in any given period. A significant part of the Division's business activities take place offshore and in countries in the northern hemisphere. Therefore, its production and sales figures are typically higher during the hemisphere's spring and summer months, when weather conditions facilitate the installation of wind turbines.

The Oil & Gas Division has a comprehensive portfolio of highly efficient rotating machinery (gas turbines, steam turbines, compressors with associated equipment) and electrical, instrumentation and telecommunication (EIT) solutions. This portfolio is the basis of our offerings to all our markets, predominantly the oil and gas industry, process industry and industrial power generation industry for applications ranging from cogeneration to offshore production, water treatment and subsea processing. As mentioned above, as of fiscal 2014, the Oil & Gas Division was combined with the Fossil Power Generation Division to form the Power Generation Division.

The Power Transmission Division provides customers with turnkey power transmission solutions as well as discrete products, systems and related engineering and services. It covers high-voltage transmission solutions, power and distribution transformers, high-voltage switching and non-switching products and systems, and innovative alternating and direct current transmission systems. The Division supplies energy utilities and large industrial power users with equipment, systems and services used to process and transmit electrical power from the source, such as power plants and onshore and offshore wind farms, to various points along the power transmission network. The Division is working with joint ventures in China involving different partners and has a joint venture with Infineon Technologies in Germany for the design, manufacture and sale of high-performance semiconductors.

The Energy Service Division offers comprehensive services for products, solutions and technologies, covering performance enhancements, maintenance services, customer trainings and consulting services for the Divisions Fossil Power Generation, Wind Power and Oil & Gas. Financial results relating to the Energy Service Division are included in these Divisions.

The Energy Sector distributes its products and services through its own dedicated sales force, supported by Siemens' worldwide network of regional companies. Additional sales channels include joint ventures and licensing partners, especially in markets requiring a high degree of local knowledge.

The Sector's principal customers are large power utilities, independent power producers, and industrial companies, particularly in the oil and gas industry. Because certain significant areas of the Sector's business, such as power plant construction, involve working on medium- to long-term projects for customers who may not require the Sector's services again in the short term, the Sector's most significant customers tend to vary significantly from year to year.

The Fossil Power Generation Division competes in all regions of the global fossil energy markets with demand in Europe and in the U.S. driven mainly by the need to replace aged existing inefficient and inflexible power plants, while demand in emerging countries is driven by capacity additions required as a result of economic growth.

The Wind Power Division is active in both the onshore and the offshore market segments around the world, and has maintained a leading position in the global offshore market for several years. The Division focuses on markets where it can entertain a profitable business, such as the U.S., the U.K. and Scandinavia, although debates over subsidy schemes in these countries are causing some uncertainty and ultimately are expected to lead to increased price pressure. Selected emerging-market countries are increasing their focus on wind energy as a way to increase resource independence, thus offering a sound business perspective.

Oil and gas, addressed by our Oil & Gas Division, continue to play a vital role in the world's energy supply due to the increasing demand for energy. Oil has very little spare global production capacity and, even in a weak global economy, demand still outstrips supply. On a regional level, growth in the oil and gas market is mainly driven by the U.S., the Middle East, Russia, Brazil, and Africa. To keep up with increasing demand and the depletion of existing reservoirs, the oil and gas industry is going deeper offshore and exploring unconventional resources and state-of-the-art enhanced oil and gas recovery techniques such as subsea processing. In addition, stricter environmental regulations to reduce waste and emissions are putting pressure on the oil and gas industry to improve energy efficiency, creating opportunities for a leading solution and technology provider like Siemens.

The main drivers in the markets addressed by the Power Transmission Division are expanding infrastructure in emerging countries, equipment replacement and modernization in mature economies, and integration of renewable energies. The most important geographical markets are emerging countries including Brazil, China, and India, and mature markets with a significant potential for modernization and new installation such as the U.S.

The Energy Sector's business activities vary widely in size, from selling components and performing comparatively small projects up to major turnkey contracts, such as for the construction of a new power plant.

While the Sector historically competed primarily with large industrial companies from industrialized countries, emerging market competitors have become more and more important, as they are increasingly expanding their operations beyond the borders of their home markets. The Sector's competitors vary by Division.

The Fossil Power Generation Division's competition consists of a relatively small number of equipment manufacturers, some with very strong positions in their domestic markets, as well as a large number of engineering, procurement and construction contractors. Its principal competitors in gas turbines are Alstom, General Electric and Mitsubishi Heavy Industries, whereas its main competitors in steam turbines are Alstom, Bharat Heavy Electricals Limited, General Electric and Toshiba. In China, manufacturers have historically been mainly focused on their large home market, but they have begun to evolve from local to international suppliers. Korean engineering and procurement companies offer a large range of products and solutions, and position themselves as one-stop-shops that offer customer solutions from a single supplier. In instrumentation and controls, ABB and Emerson Electric are the Division's principal competitors.

The principal competitors in the onshore market served by the Wind Power Division are Enercon, Gamesa, General Electric, Goldwind, REpower and Vestas. In the offshore market the principal competitors are Alstom, Areva and REpower. Furthermore, Vestas and Mitsubishi Heavy Industries have announced that they are going to combine their individual capabilities to also enter this market segment. The competitive situation differs between the market segments. In the market for onshore wind farms, competition is widely dispersed without any one company holding a dominant share of the market. In contrast, there are only a few major players in the market for technologically more complex offshore wind farms. Overall, the wind power industry suffers from overcapacity and is widely regarded as being in an early stage of consolidation.

The principal competitors of the Oil & Gas Division vary by product; in automation and electrical equipment, they are ABB and Honeywell above all, whereas in compressors and steam and gas turbines, they are Dresser Rand, General Electric, MAN Diesel & Turbo and Solar Turbines. Overall, competition in the markets served by the Oil & Gas Division is characterized by a relatively small number of companies, some with a very strong position in the broader market and some with a regional focus, playing key roles.

The primary competitors of the Power Transmission Division are ABB with its Power Products and Power Systems divisions and the Grid division of Alstom. A few notable manufacturers such as Toshiba, China XD Group or Crompton Greaves in certain regions and niche specialists (e.g., TBEA) represent another group of competitors. International competition is increasing from manufacturers in emerging countries such as China, India and Korea.

Healthcare

The **Healthcare** Sector offers customers a comprehensive portfolio of medical solutions across the treatment chain – ranging from medical imaging to in-vitro diagnostics to interventional systems and clinical information technology systems – all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Financial Services (SFS), financing to assist customers in purchasing the Sector's products.

External revenue of the Healthcare Sector was €13.598 billion in fiscal 2013, representing 18% of Siemens revenue. The following chart provides a geographic breakdown of the Healthcare Sector's external revenue in fiscal 2013.


Revenue share in % (location of customer)


Asia, Australia: 25%
Europe, C.I.S.,1
Africa, Middle East: 34%
therein Germany: 7%
Americas: 41%
therein U.S.: 35%

1 Commonwealth of Independent States.

The Healthcare Sector includes four Divisions: Imaging & Therapy Systems, Clinical Products, Diagnostics and Customer Solutions. The Sector also includes one sector-led Business Unit, Audiology Solutions. In addition to its Sector-level financial results, Healthcare also separately breaks out financial results for the Diagnostics Division.

The **Imaging & Therapy Systems** Division provides large-scale medical devices for diagnostic imaging and for image-guided therapies. Imaging equipment includes computed tomographs, magnetic resonance imaging equipment, angiography systems for diagnostics, and positron emission tomography. Siemens is the market leader in these fields. Image-guided therapies mainly comprise angiography systems for minimally invasive procedures and computed tomographs in radiation therapy planning. By increasing the synergy between imaging equipment and therapy solutions, the Division aims to help healthcare providers achieve better results with more efficient processes.

The **Clinical Products** Division mainly comprises the business with ultrasound and X-ray equipment including mammography. In addition to providing innovative high-end solutions, the Clinical Products Division focuses on the development of cost-efficient, less complex equipment that meets essential customer requirements, particularly in emerging economies. The Clinical Products Division also comprises the internal supplier Components and Vacuum Technology which also provides components to the Imaging & Therapy Systems Division.

The **Diagnostics** Division offers products and services in the area of in-vitro diagnostics. In-vitro diagnostics is based on the analysis of bodily fluids such as blood or urine, and supplies vital information for detecting and managing disease and conducting patient risk assessments. The Division's product portfolio represents a comprehensive range of diagnostic testing systems and consumables, including offerings for clinical chemistry and immunodiagnostics, molecular diagnostics (i.e., testing for nucleic acids), hematology, hemostasis, microbiology, point-of-care testing and clinical laboratory automation solutions.

The **Customer Solutions** Division provides healthcare information technology (HIT) systems. It is responsible for the Sector's service business and customer relationship management on a global level. HIT supports users in connection with their tasks in the clinical, administrative and financial workflow to support efficient, safe and quality patient care delivery. The portfolio is comprised of integrated financial and clinical systems, electronic health record and health information exchange as well as an expanding offering of systems optimization services. The service business is intended to leverage the Sector's installed base of imaging and diagnostics systems worldwide. In particular, the Division's experience in remote and proactive services, innovative service and educational offerings, and logistics processes is intended to differentiate it from competition and drive process efficiency. The Division also manages the global sales force of the Sector and defines the regional go-to-market approach to support a diverse customer base with solutions for patient care.

The sector-led Business Unit, **Audiology Solutions**, provides hearing aids.

The customers of the Healthcare Sector include healthcare providers such as hospital groups and individual hospitals, group and individual medical practices, reference and physician office laboratories, and outpatient clinics. The Sector sells the majority of its products and services through its in-house sales staff, which is grouped in its Customer Solutions Division, supported by dedicated product specialists. In some countries, the Sector also uses dealers, particularly for the sale of low-end products (such as low-end ultrasound and X-ray equipment). The Sector's products are serviced primarily by its own dedicated personnel.

Because a large part of Healthcare's revenue stems from recurring business, the Sector's business activities are to a certain extent resilient to short-term economic trends but are dependent on regulatory and policy developments around the world.

Under regulations passed as part of the U.S. Affordable Care Act, which became effective at the beginning of calendar year 2013, the U.S. medical technology industry is subject to an excise tax on certain medical devices. Currently, this tax impacts our diagnostics and imaging businesses.

In fiscal 2013, the Healthcare Sector continued implementing Agenda 2013, a global initiative launched in fiscal 2012 to increase its innovative capacity and competitiveness. Agenda 2013 is the Sector's proactive response to the challenges emerging from a changing market environment. To meet these challenges, Agenda 2013 provides for measures targeting innovation, regional presence, competitiveness, and human resource development. These measures include focused investments in product development and expanded sales activities in growth markets. Agenda 2013 also encompasses a realignment of the radiation therapy business unit and a related research and development and sales cooperation with Varian Medical Systems. In addition, Agenda 2013 includes a program to improve the cost position in the Diagnostics Division.

The Healthcare Sector's principal competitors in medical imaging are General Electric, Philips, Toshiba, Hitachi and Hologic. Other competitors include Roche, Abbott, Danaher, Alere, bioMérieux and Sysmex for in-vitro diagnostics, McKesson, Cerner and Allscript for healthcare information technology systems and Sonova, GN Resound and William Demant for audiology (hearing aids). The trend toward consolidation in the Sector's industry continues. Competition among the leading companies in the field is strong, including with respect to price.

Industry

The **Industry** Sector offers a broad spectrum of products, solutions and services that help customers use resources and energy more efficiently, improve productivity, and increase flexibility. The Sector's integrated technologies and holistic solutions primarily address industrial customers, particularly those in the process and manufacturing industries. The portfolio spans industry automation, industrial software, drive products and services, system integration, and solutions for industrial plant businesses. The Sector has further strengthened its industrial software business with the acquisition of LMS International NV (LMS), which was completed in fiscal 2013.

External revenue of the Industry Sector was €16.943 billion in fiscal 2013, representing 22% of Siemens revenue. The following chart provides a geographic breakdown of the Industry Sector's external revenue in fiscal 2013.

Revenue share in % (location of customer)


Asia, Australia: 26%
Europe, C.I.S.[1]
Africa, Middle East: 55%
therein Germany: 25%
Americas: 19%
therein U.S.: 12%

1 Commonwealth of Independent States.

The Industry Sector consists of three Divisions: Industry Automation, Drive Technologies and Customer Services. The Sector also includes a sector-led Business Unit, Metals Technologies. In addition to its Sector-level financial results, Industry also breaks out financial results for the Industry Automation Division and the Drive Technologies Division. Financial results relating to the Customer Services Division are included in results for Industry Automation, Drive Technologies and Metals Technologies. In the first quarter of fiscal 2013, the Sector announced its plan to dispose of its business of mechanical, biological and chemical water treatment and processing. During the fourth quarter of fiscal 2013, this business fulfilled the requirements to be reported as discontinued operations.

Results for prior periods are reported on a comparable basis. In November 2013, Siemens announced the sale of this business. The transaction is subject to regulatory approval.

The Industry Automation Division offers a range of standard products and system solutions for automation technologies used in the manufacturing and process industries. As one of the leading providers of industry software, the Division can help manufacturing companies optimize their entire value chain: from product design and development, through production, to sales and service. The Division's offerings include automation systems and software, motor controls, machine-to-machine communication products, sensors, product and production lifecycle management products, and software for simulating and testing mechatronic systems. In fiscal 2013, the Division acquired LMS, a provider of mechatronic simulation software that expands and complements the Division's product lifecycle management portfolio. As noted above, the divestment of the mechanical, biological and chemical water treatment business was decided in fiscal 2013 and this business is reported as discontinued operations for all periods covered in this Annual Report. The sale of this business, which is subject to regulatory approval, was announced in November 2013.

The Drive Technologies Division offers products and comprehensive systems across the entire drive train. These offerings are customized to the respective application and include numerical control systems, inverters, converters, motors (geared and gearless), drives and couplings. In addition, Drive Technologies supplies integrated automation systems for machine tools and production machines. The Division also offers integrated lifecycle solutions and services for industries such as shipbuilding, cement, mining, and pulp and paper. With its e-Car business, the Division develops motors and inverters for electric cars.

The Customer Services Division offers a comprehensive portfolio of services and supports industrial customers in their efforts to increase their productivity. The portfolio includes product-related services and software solutions like condition monitoring designed to enhance the reliability, profitability, efficiency and environmental performance of industrial plants.

The Sector-led Metals Technologies Business Unit offers engineering and plant-building services for the iron and steel industry, and for the rolling sector of the aluminum and non-ferrous industries. The Business Unit provides technologies, solutions, and services for metallurgical plants, integrated steelworks and minimills. Its vertically integrated supply capability includes mechanical equipment, drives, motors, electrics, automation, mechatronics, technological packages and environmental systems.

The Industry Sector's principal customers are industrial customers in a broad range of markets, including transportation and logistics, metals and mining, machinery, utilities and automotive. The Sector is active worldwide, including in emerging markets, especially those in the Asia, Australia region, which Sector management believes to have long-term growth potential. Apart from the Siemens brand, the Sector markets some parts of its portfolio under different brand names (such as Flender for gears or Winergy for wind turbine components) depending on geography and technology.

The Sector sells its products primarily through dedicated personnel in Siemens' worldwide network of regional sales units. In addition, it uses original equipment manufacturers, solution providers, installers, general contractors, third-party distributors and independent agents.

The Sector has manufacturing locations worldwide, especially throughout North and South America, Western and Eastern Europe, and Asia, allowing it to stay close to its major customers. In recent years, material costs have been subject to significant price volatility for metals, energy and other raw materials. The Sector continues to work on reducing the use of hazardous materials (e.g., lead) and to replace them in its products and processes. Sustainable products and processes, such as coking coal free iron production processes (COREX), energy efficient motors and energy management play a major role in its innovation strategy.

Product lifetimes in the Sector's product businesses typically range from three to twenty years from introduction. Lifecycles tend to be shorter for products in which software and electronics play an important role. The lifecycles in the solutions businesses tend to be longer, as the Sector supports its customers with significant services through the whole life of their investment. The Industry Sector can be strongly affected by economic cycles, because markets for some of its business activities tend to react very quickly to changes in the overall economic environment. This pattern includes many of the business activities of the Industry Automation Division and those business activities of the Drive Technologies Division that serve customers in the manufacturing industries. The markets for other business activities within the Sector generally show a more delayed response to changes in the overall economic environment. This pattern includes those business activities of the Drive Technologies Division that serve customers in process industries, the energy and the infrastructure sector and activities of the Metals Technologies Business Unit.

Competitors of the Industry Sector can be grouped into two categories: multinational companies that offer a relatively broad portfolio, and companies that are active only in certain of the geographic or product markets served by the Industry Sector. The Sector's principal competitors with broad portfolios are multinational companies such as ABB, Emerson Electric, Schneider Electric and Rockwell. In the industries in which the Sector is active, consolidation is occurring on several levels. In particular, suppliers of automation solutions have supplemented their activities with actuator or sensor technology, while suppliers of components and products have supplemented their portfolio with complementary products for their sales channels.

The main competitors of the Industry Automation Division are ABB, Schneider Electric, Rockwell and Emerson Electric. Within its product lifecycle management business, the Division also competes with, among others, Dassault Systèmes and PTC. Competitors of the Drive Technologies Division include companies with broad business portfolios such as ABB, Emerson Electric and Mitsubishi Electric but also specialist companies such as Fanuc, Yaskawa, WEG and SEW. The main competitors of the Metals Technologies Business Unit are Danieli and SMS.

Asian competitors are generally focused on large-scale production and cost-cutting. European and U.S. competitors are typically focused on high-quality lifecycle service. Nevertheless, most major competitors have established global bases for their businesses. In addition, competition in the field has become increasingly focused on technological improvements and price. Intense competition, customer budget constraints and rapid technical progress within the industry continue to cause significant downward pressure on prices. In addition, competitors continue to shift their production to low-cost countries.

Infrastructure & Cities

The Infrastructure & Cities Sector offers a wide range of technologies for increasing the sustainability of metropolitan centers and urban infrastructures worldwide, such as integrated mobility solutions, building and security systems, power distribution equipment, smart grid applications and low and medium-voltage products. While the Sector has decided to divest its airport logistics and postal automation business, it has acquired the rail automation business of Invensys plc., U.K. (Invensys) to expand and complement its rail automation business.

External revenue of the Infrastructure & Cities Sector was €17.128 billion in fiscal 2013, representing 23% of Siemens revenue. The following chart provides a geographic breakdown of the Infrastructure & Cities Sector's external revenue in fiscal 2013.

Revenue share in % (location of customer)


Asia, Australia: 14%
Americas: 25%
therein U.S.: 19%
Europe, C.I.S.[1]
Africa, Middle East: 61%
therein Germany: 15%

1 Commonwealth of Independent States.

The Sector consists of five Divisions: Rail Systems; Mobility and Logistics; Low and Medium Voltage; Smart Grid; and Building Technologies. Financial results of the Rail Systems and the Mobility and Logistics Divisions are combined and reported together as the results of the Sector's Transportation & Logistics Business. Financial results of the Divisions Low and Medium Voltage and Smart Grid are combined and reported together as the Sector's Power Grid Solutions & Products Business.

The Rail Systems Division comprises Siemens' rail vehicle business, encompassing the entire spectrum of rolling stock – including high-speed trains, commuter trains, passenger coaches, metros, people movers, light rail vehicles, locomotives, bogies, traction systems and rail-related services. The Division combines its expertise in the fields of mass transit, regional and long-distance transportation, driverless systems, traction systems, bogies and onboard power supplies in order to offer comprehensive know-how for sustainable, efficient and reliable rail vehicles.

The Mobility and Logistics Division primarily provides products, solutions (including IT solutions) and services for rail transportation operating systems, such as central control systems, interlockings and automated controls. The Division also provides offerings for road traffic, including traffic detection, information and guidance systems. In fiscal 2013, the Division announced its plans to divest its airport logistics business for cargo tracking and baggage handling and its postal automation business for letter and parcel sorting. In fiscal 2013, the Division acquired the rail automation business of Invensys, which has a leading position as provider of signal services and rail control and communication solutions.

The Low and Medium Voltage Division supplies electrical grid operators, large industrial electricity consumers and construction markets with medium and low-voltage electrical power equipment. Furthermore, the Division provides products, systems and services for distributing electrical power from high-voltage transmission grid access to medium or low-voltage grids and for directing electrical power to end consumers and their access points. Medium voltage equipment includes distribution switchgear, control gear, circuit breakers and components for distributing and switching of electrical power coming from the high voltage transmission grid to the medium voltage distribution grid and within the medium voltage grid itself. The low voltage portfolio consists of power distribution boards, busbar trunking systems, distribution boards and terminal blocks, as well as products for protecting, switching, measuring and monitoring devices and socket outlets.

The Smart Grid Division provides energy automation solutions, smart grid applications, transmission and distribution services and rail infrastructure electrification solutions for mainline and mass transit applications. In addition, the Division offers meter data management solutions and services relating to the planning of electric network grids and the operation and maintenance of transmission and distribution products, systems and solutions.

The Building Technologies Division offers products, services and solutions for commercial, industrial, public and residential buildings. Primary applications include building operation and automation, comfort, safety and security. In addition, the Division offers energy solutions and energy management services aimed at improving a building's energy cost, reliability, comfort and performance, while minimizing its impact on the environment. The Division's offerings include heating and ventilation controls, security systems and devices for intruder detection, video surveillance and building access control, total room automation systems, and fire safety solutions for fire detection, protection alarms and non-water-based fire extinguishing.

Until the end of fiscal 2013, the Infrastructure & Cities Sector also held the Atos S.A. (AtoS) shares, which Siemens received following the sale of Siemens IT Solutions and Services to AtoS. Due to a change in management responsibility related to Siemens' shares in AtoS, the shares have been included within Equity Investments since the beginning of fiscal 2014.

The Infrastructure & Cities Sector distributes its products and services through its own dedicated sales force, supported by Siemens' worldwide network of regional companies. In addition, the Divisions of the Sector use, to varying degrees, third-party distributors, panel builders, original equipment manufacturers, value added partners, installers and general contractors.

Overall, the Sector's principal customers are industrial, infrastructure and public customers in a broad range of markets, including construction and real estate, transportation and logistics and utilities. The timing and extent to which a Division of the Infrastructure & Cities Sector is affected by economic cycles depends largely on the kind of business activities it conducts. Business activities that tend to react very quickly to changes in the overall economic environment include those in the Low and Medium Voltage Division. Business activities that are generally affected later by changes in the overall economic environment include those in the Smart Grid and Building Technologies Divisions. The development of markets served by our Divisions Rail Systems, Mobility and Logistics and parts of Smart Grid is driven primarily by public spending. Customers of these Divisions usually have multi-year planning and implementation horizons, and their contract tenders therefore tend to be independent of short-term economic trends.

The Sector's principal competitors are multinational companies such as ABB, Alstom, Ansaldo, Bombardier, General Electric, Honeywell, Johnson Controls, Schneider Electric and Tyco. The Sector's competitors vary by Division. The main competitors of the Rail Systems Division and the Mobility and Logistics Division are Alstom, Ansaldo STS, Bombardier and General Electric. The primary competitors of the Low and Medium Voltage Division are ABB, Eaton and Schneider Electric. The principal competitors of the Smart Grid Division are ABB, Alstom, General Electric and Schneider Electric. The main competitors of the Building Technologies Division are Honeywell, Johnson Controls, Schneider Electric and Tyco. Infrastructure & Cities also faces competition from niche competitors and from new entrants, such as utility companies and consulting firms, exploiting the fragmented energy efficiency market. The Sector's solution businesses also compete with engineering, procurement and construction providers, and competitors in the service field often include small local players.

Equity Investments

In general, the segment Equity Investments comprises equity stakes held by Siemens that are accounted for by the equity method, at cost or as current available-for-sale financial assets and for strategic reasons are not allocated to a Sector, SFS, Centrally managed portfolio activities, Siemens Real Estate (SRE), Corporate items or Corporate Treasury. Our main investments within Equity Investments are our stake of 50% in BSH Bosch und Siemens Hausgeräte GmbH (BSH), our stake of 17% in OSRAM Licht AG (OSRAM) as well as our 49% stake in Enterprise Networks Holdings B.V. (EN). In the fourth quarter of fiscal 2013, Siemens closed the sale of its 50% stake in Nokia Siemens Networks Holding B.V. (NSN) to the other shareholder Nokia Corporation. OSRAM was formerly wholly owned by Siemens. Effective July 5, 2013, Siemens spun off OSRAM. The spin-off was made on the basis of the Spin-Off and Transfer Agreement dated November 28, 2012, authorized by the Annual Shareholders' Meeting of Siemens AG on January 23, 2013. With the spin-off, Siemens shareholders received one OSRAM share per ten Siemens AG shares. A total of 80.5% of the OSRAM shares became widely held shares. Following the spin-off, a further 2.5% of the shares were transferred to the Siemens Pension Trust e.V. On July 8, 2013 OSRAM started trading on the stock exchange. Due to a change in management responsibility related to Siemens' shares in AtoS, the shares, which were held by the Infrastructure & Cities Sector until the end of fiscal 2013, are included within Equity Investments effective with the beginning of fiscal 2014.

Financial Services

Financial Services (SFS) provides a variety of financial services and products to other Siemens units and their customers and to third parties. SFS has three strategic pillars: supporting Siemens units with finance solutions for their customers, managing financial risks of Siemens and offering third-party finance services and products. Financial Services intends to grow its business in a profitable, controlled manner.

SFS' business can be divided into capital business and fee business. While capital business predominantly relates to financial assets on SFS' statements of financial position generating income from customers of Siemens' Sectors and other third parties, fee business mainly comprises internal services provided to Siemens. SFS conducts its business through seven Business Units, one Business Segment (Venture Capital) and two functions: Corporate Pensions and Trade Finance Advisory.

The Commercial Finance Business Unit offers a comprehensive range of solutions for equipment financing, leasing, rental and related financing for equipment supplied by Siemens or third-party providers.

The Project & Structured Finance Energy; Project, Structured & Leverage Finance Healthcare and Project & Structured Finance Infrastructure and Cities & Industry Business Units offer a broad range of project & structured financing solutions. Their offerings comprise debt financing, equity participations and financial advisory services. In addition, the Project, Structured & Leveraged Finance Healthcare Business Unit offers leveraged solutions across all Siemens businesses.

These four Business Units each have a global mandate. The focus of their activities is directly or indirectly related to Siemens Sectors' businesses, predominantly in the energy, healthcare, industry and infrastructure markets. Their customers comprise Siemens Sector customers as well as third-party vendors. The Business Units serve customers of all sizes including small- and medium-sized enterprises, corporations and public sector organizations.

The Venture Capital Business Segment's main task, together with Siemens' Sectors, is to identify and finance young companies worldwide during their start-up phase, thereby helping Siemens' Sectors to access new technological solutions and tap new markets.

The Treasury Business Unit operates the global Corporate Treasury of the Siemens Group, with SFS employees thereby managing liquidity, cash and financial risks (interest, foreign exchange, commodities) on behalf of Corporate Treasury.

The Financing & Investment Management Business Unit manages fee-based receivables and offers investment management services. SFS operates the Credit Warehouse, i.e., it is engaged in the process of monitoring and warehousing short-term trade receivables originated by the operating units and partially transferred to Corporate Treasury. The investment management services focus on pension asset management for Siemens as well as selected external clients.

The Insurance Business Unit acts primarily as an insurance broker for Siemens and external customers. The Business Unit supports Siemens and non-affiliated companies in all insurance-related matters such as claims management as well as risk transfer to insurance and financial markets, including structured solutions using own re-insurance capacities. It also acts as broker of selected Siemens-financed insurance policies for employees.

SFS' products and services are provided through a network of companies, located throughout Europe (including Russia), Asia Pacific (including China and India) and North America, comprising non-regulated, partially or fully regulated entities, such as Siemens Bank GmbH. Siemens Bank GmbH's banking license, which was granted by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), covers engaging in loan and guarantee business as well as in deposit taking and enables access to the deposit and refinancing facilities of the Deutsche Bundesbank. In its transactions with Siemens and third parties, SFS observes international banking industry standards, where applicable.

SFS' competition mainly includes commercial finance operations of banks, independent commercial finance companies, captive finance companies and asset management companies. International competitors include BNP Paribas Equipment Finance, De Lage Landen, General Electric Commercial Finance, Macquarie, Société Générale Equipment Finance and Sumitomo Mitsui Financial Group. Particularly in the commercial finance business, SFS' competitors are often local financial institutions and competition therefore varies from country to country.

C.1.2 Economic environment

C.1.2.1 WORLDWIDE ECONOMIC ENVIRONMENT

The beginning of fiscal 2013 was accompanied by a further slowdown of the global economy. Although European financial markets calmed in reaction to a statement by the European Central Bank (ECB) president committing the ECB to preserve the Euro, worldwide economic activity decreased thereafter. Global gross domestic product (GDP) growth hit a trough of less than 2% in the fourth quarter of calendar 2012, and this continued through the first quarter of calendar 2013. Since then, the world economy has been reaccelerating, due to a slightly stronger U.S. economy, a recovery in Europe, the stabilization of Chinese growth (which slowed at the beginning of 2013), and substantial improvements in Japan. World GDP growth has picked up to more than 3% for the rest of 2013. However, because of the weak start to the year the recent reacceleration of the global economy does not yet bring annual growth figures back to prior-year level. Global GDP growth is expected to slow to 2.4% in calendar 2013 from 2.7% in calendar 2012. Growth of global fixed investment spending and value added manufacturing – both important indicators for Siemens as a producer of capital goods – is projected to decline to an even greater degree: fixed investments from 4.1% in 2012 to 3.1% in 2013, and value-added manufacturing from 2.9% in 2012 to 2.1% in 2013. These global aggregate figures reflect fairly divergent developments. On the one hand, most advanced countries' economies were gaining momentum in the course of calendar 2013. On the other hand many emerging countries were losing momentum compared to higher growth rates in the past.

In most of the larger **European** economies the recession has ended. For the first time after six quarters of shrinking GDP, Euro zone production increased again in the spring quarter of 2013. In addition, government bond yields receded clearly in the countries most affected by the sovereign debt crisis, which reduced their borrowing costs and put government budgets on a more sustainable path. The crisis in Cyprus – the fifth country in the European Union to receive an international bail-out – had only a temporary effect on yields and volatility in financial markets. As governments kept tightening their budgets, fiscal austerity remained a drag on the European economy. In addition, unresolved problems in the banking sector restricted credit supply to the private sector. This lack of sufficient funds to finance investments still has the potential to stifle the region's recovery. Exchange rate developments involving the Euro did not support Euro zone exports. In the **Middle East** economic recovery continued to be very weak. In Egypt, the political crisis intensified again and the conflict in Syria continued to escalate. Oil-exporting countries were affected by the slowdown of the world economy. GDP growth in these


World real GDP growth (in % compared to previous period)[1]


2009
2010
2011
2012
2013
8
6
4
2
0
–2
–4
–6
–8
(6.6)
2.5
3.6
4.8
(1.6)
4.5
5.0
3.5
3.8
4.4
2.0
2.4
3.7
2.8
3.1
3.4
1.4
2.4
1.8
2.7
1.8
3.3
3.0
3.3
2.4


Quarterly GDP growth (seasonally adjusted annual rate)
Annual GDP growth
Quarterly GDP growth forecast (seasonally adjusted annual rate)
Annual GDP growth forecast

1 Siemens AG, based on an IHS Global Insight report as of October 15, 2013.

countries was decreasing below historical trends. Despite some moderation in commodity prices, GDP growth in **Africa** picked up slightly. However, uncertainty on the economic and political fronts poses a continuing threat to African economic development. Economic activity in the **C.I.S.** countries, which is mainly determined by its largest member, Russia, was weak again in 2013. Similar to some other emerging countries, Russia suffered from a reversal of capital flows out of the country. In sum, the region Europe, C.I.S., Africa and Middle East in 2013 is projected to grow at nearly the same modest rate of 1% as in 2012. Investment spending performed even worse: it contracted 1% in 2013, after it had already shrunk 0.4% in 2012. Value added manufacturing also stagnated in 2013 after a decline in 2012.

The **Americas** region saw significantly slower growth in 2013: GDP increased 1.8%, after growth of 2.7% in 2012. The U.S. was the main factor, due to budget tightening measures (the "sequester") which started at the beginning of calendar 2013. According to an International Monetary Fund estimate, the sequester reduced the country's 2013 growth rate by as much as 1.75 percentage points. Accordingly, GDP figures for the U.S. are masking a gradual improvement in the private sector. For example, the construction sector was recovering further, consumer spending was growing moderately, and fixed investments – which were affected most by the political uncertainties and even went to negative growth at the beginning of 2013 – were picking up. Monetary policy continued to be very expansionary, although fears of a gradual reduction ("tapering") of "quantitative easing" measures caused long-term interest rates to rise. Latin American growth was low and roughly unchanged compared to 2012. After a very low GDP increase of 0.9% in 2012, the Brazilian economy accelerated modestly to 2.4% in 2013. Because the Brazilian economy is estimated to operate near its potential, supply-side constraints have held back growth and exacerbated inflationary pressures. For the Americas region overall, growth of investment spending and value-added manufacturing both slowed in 2013: fixed investment growth from 4.6% in 2012 to 3.0% in 2013, value-added manufacturing from 4.3% to 1.8%.

In **Asia, Australia** GDP growth in 2013 is expected to remain at 4.8%, virtually the same level as in the two previous years. In the first half of 2013, the Chinese economy continued to slow down to 7.5% GDP growth year-over-year because global demand for Chinese products was weaker and concerns emerged about the health of the country's financial system and the sustainability of its public debt. India had to deal with even more severe problems. The slowing economy, a current account deficit, high inflation and unresolved structural problems caused foreign capital to exit the country and the Rupee to lose one fifth of its value against the U.S. dollar within one year. These adverse developments for the Asia, Australia region were counterbalanced by the recovery of the Japanese economy. The government's unusual measures to kick-start the Japanese economy out of its deflationary spiral seem to be successful: GDP expanded by a 4% annual rate in the first half of 2013. Although GDP growth for the Asia, Australia region remained stable in 2013, growth of fixed investment and value-added manufacturing slowed by roughly one percentage point, to 5.4% and 3.6%, respectively compared to 2012.

Real GDP growth per region (change in % compared to prior year)[1]


World
Europe, C.I.S.,[3] Africa, Middle East
Americas
Asia, Australia
5
4
3
2
1
2.4
2.7
1.0
1.1
1.8
2.7
4.8
4.7

2013[2] 2012

1 Source: Siemens AG, based on an IHS Global Insight as of October 15, 2013. Growth rates provided by calendar year.
2 Estimate for calendar year 2013.
3 Commonwealth of Independent States

The partly estimated figures presented here for gross domestic product, fixed investments and manufacturing value added are calculated by Siemens AG based on an IHS Global Insight report dated October 15, 2013.

Our businesses are dependent on the development of raw material prices. Key materials to which we have significant cost exposure include copper, various grades and formats of steel and aluminum. In addition, within stainless steel we have exposure related to nickel and ferro-alloy materials.

The average monthly price of copper (denominated in € per metric ton) for September 2013 was 15% lower than the average monthly price in September 2012, reflecting a more moderate economic sentiment during fiscal 2013 and increasing production from new or extended mine projects. Prices on a fiscal-year average were 5% lower in fiscal 2013 than the average for fiscal 2012. Because copper is produced in multiple locations and traded in multiple locations, such as the London Metal Exchange, the risk to Siemens is primarily a price risk rather than a supply risk.

Development of raw material prices (Index: Beginning of fiscal 2009 = 100)



FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
220
200
180
160
140
120
100
80
60
40

Copper Aluminum (HG) Steel HRC

Source: London Metal Exchange (LME) for copper and aluminum, CRU HRC Germany for steel, cash prices in € per ton.

Average monthly prices of aluminum traded at the London Metal Exchange were 17% lower in September 2013 as compared to September 2012. Prices on a fiscal-year average were 8% lower in fiscal 2013 than the average for fiscal 2012. Higher premiums for physically delivered aluminum offset the erosion of exchange prices to some extent. Besides that, the aluminum industry is suffering from oversupply due to a combination of weaker investment sentiment among customers and rapid expansion of production capacities by manufacturers. As with copper, we see developments in the aluminum market as posing a price risk, rather than a supply risk.

The average monthly steel prices for September 2013 declined by 10% compared to the average monthly prices in September 2012. Prices on a fiscal-year average were 8% lower in fiscal 2013 than the average for fiscal 2012 (source: CRU, an independent business analysis and consultancy group focused on, among other things, the mining and metals sectors).

Our main exposure to the prices of copper and related products, and to carbon steel and stainless steel, is in the Sectors Energy, Industry and Infrastructure & Cities. Our main price exposure related to aluminum is in the Energy Sector. In addition, Siemens is generally exposed to energy and fuel prices, both directly (electricity, gas, oil) and indirectly (energy used in the manufacturing processes of suppliers, fuels included in logistics costs).

Siemens employs various strategies to reduce the price risk in its project and product businesses, such as long-term contracting with suppliers, physical and financial hedging and price escalation clauses with customers.

C.1.2.2 MARKET DEVELOPMENT

Overall, markets served by our Energy Sector grew moderately in fiscal 2013 compared to fiscal 2012, with all of the Sector's businesses except for solar power benefiting from improved market conditions year-over-year. In particular, the markets for fossil power, wind power and power transmission recovered from market declines in fiscal 2012 and returned to the levels reached in fiscal 2011.

Growth for the markets served by our Fossil Power Generation Division benefited from a shift towards larger, more efficient units with higher power output. Globally, customers in emerging markets mainly added new capacities while customers in advanced economies mainly replaced existing power plants that are now considered relatively inefficient and inflexible. Despite the overall growth of fossil markets, the market for advanced gas power plants remained approximately at the same level as in fiscal 2012. Demand in Europe was held back by an ongoing slow economic development and uncertainties in regulatory frameworks. Political instability impacted market development in the Middle East despite social and economic pressure to add capacity. Within the Americas region, the U.S.

added gas turbines to replace aging infrastructure and take advantage of the country's ongoing natural gas boom. Fossil markets in the Asia, Australia region remained strong, with a number of nations adding capacity. These included China and India for coal-fired power generation and South Korea for gas-fired power plants.

In the markets served by our **Wind Power** Division, growth came from new offshore wind projects. Also onshore wind markets returned to a moderate growth path compared to fiscal 2012, except in the U.S. where concerns about potential expiration of tax incentives had led to a market boom due to project pre-drawings in 2012.

The markets served by our **Oil & Gas** Division rose on increased investment demand for exploration and production of oil and gas. On a geographic basis, market growth for the Division's compression and oil and gas solutions business came mainly from the U.S., the Middle East, Africa, Russia, and Brazil. Growth in the Division's industrial power markets was led by Asia, the Middle East, and parts of Europe. While market for small steam turbines remained on previous year's level, demand was stronger for small-scale combined-cycle power plants.

The markets served by our **Power Transmission** Division recovered from weakness a year earlier. While markets grew slightly in most regions, year-over-year, growth was strongest in North-East Asia, the Middle East, Africa and the Americas. In emerging countries, growth was driven mainly by expansion of infrastructure. In industrialized economies, customers mainly replaced and modernized equipment and also integrated renewable sources into their transmission grids. Despite the larger pattern of global growth, power transmission markets also suffered from overcapacities in certain segments, especially power transformers.

In fiscal 2013, markets addressed by our **Healthcare** Sector grew moderately year-over-year. Growth was clearly driven by emerging markets, as these countries continue to expand access to healthcare for a broader population and build up their healthcare infrastructure. In contrast, markets in industrialized countries grew only modestly compared to the prior fiscal year as demand was held back by healthcare reforms and budgetary constraints, particularly in Europe. Healthcare IT markets grew faster than the healthcare market as a whole, on particular strength in the U.S. On a geographic basis, markets in Asia, Australia grew in the high single digits, including double-digit growth rates in China. Markets in the Americas including the U.S. grew moderately. Growth in the U.S. was supported by strong demand for healthcare IT solutions driven by the HITECH Act and the relevant portions of the Affordable Care Act. In contrast, markets in Europe, C.I.S., Africa, Middle East declined slightly. In Europe, markets experienced a further decline in spending for healthcare in southern and western European countries, which continued to suffer from the sovereign debt crisis.

The overall market for our **Industry** Sector as well as for the Divisions Industry Automation and the Drive Technologies declined in fiscal 2013. While the pharmaceutical, chemical, automotive and food and beverage markets grew slightly compared to the prior fiscal year, this growth was more than offset by declines in other markets including particularly machine building and Industry's markets for solutions and products for wind power. On a regional basis, markets in Asia, Australia and the Americas did not offer growth opportunities year-over-year, while markets in Europe declined, particularly in Southwest Europe. Within the Asia, Australia region, growth accelerated somewhat in China in the second half of fiscal 2013 following a weak development in the first half of the fiscal year. Within the Americas, market development in the U.S. was supported by lower energy prices due largely to a greater supply of energy produced in the U.S., primarily natural gas. But momentum declined somewhat during the fiscal year.

Within the markets served by our **Industry Automation** Division, short-cycle manufacturing industries saw de-stocking by customers which held back market development. Industrial IT markets grew moderately, but slightly below their expected long-term average growth rate.

Markets served by our **Drive Technologies** Division also saw de-stocking effects within short-cycle industries. Markets for industrial infrastructure industries, including the Division's markets for solutions and products for wind power and rail markets, declined or showed no growth momentum. Markets for long-cycle industries such as mining and oil and gas grew only slightly year-over-year, or even declined. In some industries customers delayed or postponed large infrastructure projects.

Overall, the market for the **Infrastructure & Cities** Sector grew moderately in fiscal 2013. While markets served by the Transportation & Logistics Business showed a steady recovery including tenders for a number of large projects, markets for the Power Grid Solutions & Products Business and the Building Technologies Division showed little or no growth. Customers cut spending in both these markets, and also delayed project awards in the power grid solutions market.

In fiscal 2013, markets served by our **Transportation & Logistics** Business showed a steady recovery from the weak environment a year earlier. Moderate growth was driven by large contract awards, particularly in the U.K. and the Middle East. Furthermore, market growth was positively influenced by demand from major cities, which continued to invest in public transport systems. On a regional basis, the highest growth rates came from Asia, Australia, driven by strong demand from China. Demand in the Americas was also clearly up year-over-year. Within Europe, market development was divided between northwestern countries, which kept their public transport investments stable and southern countries, which held back investments as part of wider austerity programs. As a result, markets in the Europe, C.I.S., Africa, Middle East region showed the lowest growth of all regions.

Demand in the markets served by our **Power Grid Solutions & Products** Business remained weak across all regions in fiscal 2013. Higher demand from industrial customers was more than offset by delayed project awards and reduced grid investments by utility companies. Reduced investments were particularly evident in southern Europe. Investment sentiment was also affected by uncertainty in the regulatory environment, such as in Germany which is undertaking a massive shift to renewable energy ("Energiewende"). Demand in the U.S. showed signs of recovery in the industry and construction categories, but investment in power grid solutions by utilities remained weak.

Markets served by our **Building Technologies** Division held steady year-over-year as customers were hesitant to increase investments. Markets in the solution business suffered from ongoing price pressure due mainly to aggressive pricing by system houses and large providers of building technologies solutions. On a regional basis, slight market growth in Asia, Australia and the Americas was largely offset by a slight decline in Europe, C.I.S., Africa, Middle East.

C.1.3 Strategy

C.1.3.1 GLOBAL MEGATRENDS

Global megatrends are long-term developments that are expected to have an impact on all humanity. We at Siemens view demographic change, urbanization, climate change and globalization as megatrends that will drive global demand in coming decades. We have aligned our strategy with these developments and accordingly have organized our business into four Sectors: Energy, Healthcare, Industry, and Infrastructure & Cities.

Demographic change includes two major trends: the world's population continues to grow steadily, and it continues to get older. Together, these two trends will challenge the ability of future healthcare systems to make healthcare available to everyone. **Urbanization** refers to the growing number of densely-populated metropolitan centers around the world. This trend intensifies the already strong demand for sustainable and energy-efficient infrastructures for buildings, transportation systems, energy and water. We view **climate change** as a fact and that reducing greenhouse gas emissions is vital to counteract the increasingly drastic effects on our ecosystem. There is a strong need for innovative technologies to increase efficiency and reduce the emissions related to energy generation and consumption. **Globalization** refers to the increasing integration of the world's economies, politics, culture and other areas of life. Globalization leads to increased competitive pressure and demand for economical, timely-to-market, high-quality products and solutions.

C.1.3.2 STRATEGY OF THE SIEMENS GROUP

Our **vision** is to be a pioneer in

> energy efficiency,
> industrial productivity,
> next-generation healthcare, and
> intelligent infrastructure solutions.

Our company strategy guides us in turning our vision into reality. We are aiming to be a market and technology leader in our businesses, based on our values – to be **responsible, excellent** and **innovative**. We believe that this will position us to achieve sustainable, profitable growth and thereby continually increase our company value. We intend to profit from the megatrends described above.

Our strategy comprises what we call our three **strategic directions**:

> focusing on innovation-driven growth markets,
> getting closer to our customers, and
> using the power of Siemens.

One Siemens is our framework for sustainable value creation, with a financial target system for capital-efficient growth and the goal of continuous improvement relative to the market and our competitors.

One Siemens defines financial key performance indicators for revenue growth, for capital efficiency and profitability, and for the optimization of our capital structure. In addition, we set hurdle rates that generally need to be considered before we proceed to make acquisitions. Further, we defined an indicator targeted at an attractive dividend policy. We believe that these indicators will play a key role in driving the value of our Company. For further information, see → C.2 FINANCIAL PERFORMANCE SYSTEM.

To achieve our One Siemens goal of sustainably enhancing the value of Siemens and exploiting the full potential of our Company, we have defined three concrete focus areas along each of the three strategic directions set forth above, which we aim to address in the years ahead.

In the strategic direction of **focusing on innovation-driven growth markets**, our first focus area is to be a pioneer in technology-driven markets. Here, we intend to concentrate on markets that are widely expected to have future growth potential, such as software and IT. Our second focus area is to strengthen our portfolio. We are actively and systematically managing our portfolio with the principal aim of having our businesses achieve or maintain a No. 1 or No. 2 position in their respective markets. To provide a leading environmental portfolio is our third focus area: Our Environmental Portfolio increases our Company's revenue and makes a significant contribution to climate protection.

In the strategic direction of **getting closer to our customers**, one of our focus areas is to grow in emerging markets while maintaining our position in our established markets. We plan to offer more products, solutions and services for the rapidly growing entry-level segments, which are more price-sensitive and mostly located in emerging markets. A second focus area is to expand our service business. We believe that the large installed base of our products and solutions at our clients provides promising growth opportunities for our service business. Services play a key role in profitable growth at Siemens and, in addition, long-term service agreements are less likely to be impacted by economic fluctuations. To intensify our customer focus is our third focus area. We believe that customer proximity and local presence are important factors in being able to respond quickly to changing market requirements.

In the strategic direction of **using the power of Siemens**, our first focus area is to encourage lifelong learning and development of our employees. We invest continuously in expanding the expertise of our people through tailored training and education programs. We aim to develop the potential of our employees worldwide by identifying talent and offering challenging tasks. To empower our diverse and engaged people worldwide is our second focus area. We believe that the strong potential of our employees' skills, experience and qualifications can give us a clear competitive advantage in our global markets. The third focus area is to stand for integrity. On the basis of our values, we have formulated clear and binding principles of conduct that cover all aspects of our entrepreneurial activities.

Beginning in fiscal 2013, we have been implementing "Siemens 2014," a company-wide program supporting the One Siemens framework for sustainable value creation. The goal of the program is to reduce cost, increase competitiveness, and become faster and less bureaucratic. Our Sectors are continuing to execute a broad range of measures expected to yield sustainable productivity gains.

C.1.3.3 SECTOR STRATEGIES

All Sectors share the common target established in our One Siemens framework: to grow faster than our competitors without compromising profitability in order to reach or maintain a leading position in their respective markets.

Our **Energy** Sector is one of the world's leading suppliers of a wide range of products, solutions and services in the field of energy technology. Its know-how, products, solutions and key components span the entire energy generation and transmission chain. The Energy Sector focuses its business and portfolio on large and strongly growing markets such as gas turbines, wind turbines, and the oil and gas industry. Through strong and continuing innovation efforts, it aims to ensure the technological leadership of its products, solutions and services. The Sector is active on a global basis with special emphasis on certain countries and regions such as the U.S., China, the Middle East, and Europe. The Sector aims to ensure its market position through a balanced business model that includes not only highly competitive products, but also comprehensive solutions which demonstrate its integration competence. This offering is supplemented by strong services which help the Sector secure customer proximity and enable a constant flow of revenue.

Our **Healthcare** Sector strives to be the pioneer in next-generation healthcare. It aims to outpace its respective markets and generate high returns by helping customers gain efficiencies in healthcare delivery. These efficiencies are a key imperative in meeting globally increasing demand for healthcare in budget-constrained environments. In anticipation of increased demand in economically challenging times, the Sector had launched and completed "Agenda 2013," which started in fiscal 2012 and was implemented by the end of fiscal 2013. "Agenda 2013" was a program to drive innovation and competitiveness across the portfolio, to broaden the regional footprint and to drive people excellence across the Sector.

Healthcare constantly renews its portfolio to ensure that it meets the future needs of its customers, both in terms of quality and price, and to continuously improve its cost position. The Sector endeavors to improve operational excellence in its various businesses, and make use of new growth opportunities in healthcare. These opportunities arise from closer integration between diagnostics and therapy, and increasing demand from emerging markets. The Sector's integrated approach covers the entire medical treatment chain – from prevention and early detection to diagnosis, therapy and aftercare. It combines medical imaging and therapy systems, laboratory diagnostics and healthcare IT systems.

The **Industry** Sector aims to drive the productivity, efficiency and flexibility of its customers by seamlessly integrating the industry value chain. It is pursuing its strategic path to become a provider of a comprehensive portfolio of industrial software and IT solutions. This portfolio will cover the entire industrial product design and production lifecycle. The Sector also continues to add vertically integrated products and applications in automation, drive train systems and service. Its ongoing strategic approach is to continuously drive innovation and seamlessly integrate the different software for product design, engineering, and collaboration with digital manufacturing and production execution. The Sector is an established player in discrete manufacturing industries such as the automotive industry and aims to grow its business in hybrid and process industries (e.g. food and beverage).

The drive train system business in manufacturing and process industries, and energy and infrastructure builds on the integration of gears, motors, inverters and motion control and is seamlessly integrated with the Sector's software and IT solutions. The Sector's product business is complemented by its service business: in addition to servicing its installed base, the Sector is growing technology based value-added services such as energy and environmental services. In its solution business, it offers a complete set of solutions for specific industries such as Automotive. In addition, its Metals Technologies Business Unit – a life-cycle partner for customers of metallurgical plants – drives innovation and continues to expand its presence in emerging countries. Regionally, the core markets of the Sector are in developed and emerging economies with a large industrial base, in particular in Germany, China and the U.S.

The strategy of **Infrastructure & Cities** Sector is to focus on three areas: strategies to grow beyond; effective go-to-market; and profitability of the core business.

In the focus area to grow beyond, the Sector defines its offerings for targeted growth markets. One focus is to increase the offering of entry-level products. In addition, the Sector aims to increase market shares for its vertical IT and software-based business, and for its intelligent infrastructure solutions. It also strives for focused capital allocation and portfolio expansion. In the effective go-to-market area, the Sector aims to strengthen its sales approach in the city and infrastructure markets, e.g. by addressing infrastructure customers through one lead Division. Another focus area is to secure and improve the profitability of the Sector. Levers for this area are flawless order backlog execution; rigorous working capital management; excellence in procurement; an increase in global value sourcing; containing selling, general and administrative expenses; establishing lean processing; and maintaining a global focus on employee development and recruiting.

C.2 Financial performance system

C.2.1 Overview

As part of One Siemens, we have developed a financial target system for capital-efficient growth that we believe will increase the value of our Company. Our goal is to achieve continuous improvement relative to the market and our competitors. The financial target system defines indicators for revenue growth, profitability and capital efficiency, the optimization of our capital structure, and our dividend policy. In addition, we set hurdle rates that generally must be considered before we make acquisitions.

In the following subchapters we describe financial performance measures which have been defined in accordance with One Siemens and are used to manage and control activities at the Group level. These measures are or may be non-GAAP financial measures. Other companies that report or describe similarly titled financial measures may calculate them differently.

C.2.2 Revenue growth

We believe that profitable revenue growth is an important driver for increasing our Company's value over the long term. Within the framework of One Siemens we have set ourselves the goal to grow our revenue faster than the average revenue growth of our most relevant competitors. For comparison with our competitors, our revenue growth is calculated as the growth rate of reported revenue as presented in the Consolidated Financial Statements. For purposes of measuring, managing and controlling the organic revenue growth this growth rate is adjusted for currency translation and portfolio effects. A detailed analysis regarding revenue growth is provided in → C.3.1.1 ORDERS AND REVENUE.

Revenue growth



$\left(\frac{\text{Revenue current period}}{\text{Revenue prior-year period}} - 1 \right) \times 100\%$
Actual
FY 2013
(2)%
FY 2012
7%
Adjusted[1]
FY 2013
(1)%
FY 2012
3%

1 Adjusted for currency translation and portfolio effects.

C.2.3 Profitability and capital efficiency

Within the framework of One Siemens it is our goal to achieve margins throughout the entire business cycle that are comparable to those of the best competitors within our markets. We seek to maintain or improve the profitability of our businesses as appropriate. Therefore we have defined adjusted EBITDA margin ranges for our four Sectors. These are defined as the ratio of adjusted EBITDA (as presented in → C.3.3 RECONCILIATION TO ADJUSTED EBITDA (CONTINUING OPERATIONS)) to revenue. Adjusted EBITDA target margin ranges for the Sectors, and their performance are shown in the chart below.

Adjusted EBITDA margins[1]

	Margin	Target range
Energy		
FY 2013	9.9%	10 – 15%
FY 2012	8.9%	
Healthcare		
FY 2013	19.8%	15 – 20%
FY 2012	18.5%	
Industry		
FY 2013	11.6%	11 – 17%
FY 2012	15.5%	
Infrastructure & Cities		
FY 2013	3.7%	8 – 12%
FY 2012	7.5%	

1 Adjusted EBITDA margins of respective markets throughout business cycle.
Target range

In fiscal 2013, we used income from continuing operations at the Group level to measure, manage and control profitability. For a detailed analysis of this measure refer to → C.3.1.2 CONSOLIDATED STATEMENTS OF INCOME. Effective with the beginning of fiscal 2014, we use net income. This measure is the primary driver of basic earnings per share (EPS) from net income, which we use for communicating with the capital markets.

Within the framework of One Siemens we seek to work profitably and as efficiently as possible with the capital of our shareholders and lenders. We manage and control our capital efficiency using adjusted return on capital employed, or ROCE (adjusted), for continuing operations. This financial measure assesses our generated income from the point of view of our shareholders and lenders. ROCE (adjusted) for continuing operations is defined as income from continuing operations before interest after tax divided by average capital employed.

We intend to achieve a target for ROCE (adjusted) for continuing operations of 15% to 20%. ROCE (adjusted) for continuing operations amounted to 13.8% in fiscal 2013, compared to 15.5% a year earlier. The decrease was due to a combination of lower income from continuing operations and higher average capital employed. ROCE (adjusted) for continuing and discontinued operations amounted to 13.5% in fiscal 2013, compared to 13.1% a year earlier. For information on the calculation of ROCE (adjusted) and its components see → C.2.7 ADDITIONAL INFORMATION FOR FINANCIAL PERFORMANCE MEASURES. Siemens' weighted average cost of capital (WACC) at the end of fiscal 2013 was approximately 7.5%.

Return on capital employed (ROCE (adjusted)) (continuing operations)

$$\frac{\text{Income from continuing operations before interest after tax}}{\text{Average capital employed}} \times 100\%$$

FY 2013	13.8%
FY 2012	15.5%

Target range: 15 – 20%

Our financial indicator for measuring capital efficiency at Financial Services (SFS) is return on equity after tax, or ROE (after tax), in line with common practice in the financial services industry. We define ROE (after tax) as SFS' profit after tax, divided by SFS' average allocated equity. For purposes of calculating ROE (after tax), the relevant income tax is calculated on a simplified basis, by applying an assumed 30% flat tax rate to SFS' profit, excluding income (loss) from investments accounted for using the equity method, net, which is basically net of income tax already, and tax-free income components and others such as components which have already been taxed or are generally tax-free. We intend to achieve a target for ROE (after tax) of 15% to 20% at SFS.


Return on Equity (ROE) (after tax)



$$\frac{\text{SFS' profit after tax}}{\text{SFS' average allocated equity}} \times 100\%$$

FY 2013	17.1%
FY 2012	21.9%

Target range: 15 – 20%

C.2.4 Capital structure

A key consideration within the framework of One Siemens is to maintain ready access to the capital markets through various debt products and preserve our ability to repay and service our debt obligations over time. Therefore, we use the ratio of adjusted industrial net debt to adjusted EBITDA for managing and controlling our capital structure and as an indicator for the required period in years to repay the adjusted industrial net debt. Interest, taxes, depreciation and amortization are not taken into consideration for purposes of this financial measure. Our goal is to achieve a ratio in the range of 0.5 – 1.0. The capital structure ratio as of September 30, 2013 increased to 0.34, compared to 0.24 a year earlier. This difference was due to an increase of adjusted industrial net debt and a decrease of adjusted EBITDA (continuing operations). For more information, see → C.3.3 RECONCILIATION TO ADJUSTED EBITDA (CONTINUING OPERATIONS) and → C.4.2 CAPITAL STRUCTURE.

Capital structure (continuing operations)

$$\frac{\text{Adjusted industrial net debt}}{\text{Adjusted EBITDA}}$$

FY 2013	0.34
FY 2012	0.24

Target range: 0.5 – 1.0

C.2.5 Dividend and share buybacks

We intend to continue providing an attractive return to shareholders. Therefore in the years ahead we intend to propose a dividend payout which, combined with outlays during the fiscal year for publicly announced share buybacks, results in a sum representing 40% to 60% of net income, which for this purpose we may adjust to exclude selected exceptional non-cash effects. Furthermore, for fiscal 2014, we are taking proceeds from the sale of the NSN stake in fiscal 2013 into consideration. As in the past, we intend to fund the dividend payout from Free cash flow.

At the Annual Shareholders' Meeting, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2013: to distribute a dividend of €3.00 on each no-par value share entitled to the dividend for fiscal year 2013 existing at the date of the Annual Shareholders' Meeting, with the remaining amount to be carried forward. Payment of the proposed dividend is contingent upon approval by Siemens shareholders at the Annual Shareholders' Meeting on January 28, 2014. The prior year dividend was €3.00 per share.

The proposed dividend of €3.00 per share for fiscal 2013 represents a total payout of €2.529 billion based on shares outstanding as of September 30, 2013. Based on net income of €4.409 billion for fiscal 2013, the dividend payout percentage would be 57%. The percentage for fiscal 2012 was 59%, based on a total dividend payout of €2.528 billion and a net income of €4.282 billion. Net income in fiscal 2012 was adjusted retrospectively for effects of adopting IAS 19R.

Dividend payout percentage

$$\frac{\text{Total dividend payout}}{\text{Net income}} \times 100\%$$

FY 2013	57%	
FY 2012	59%	

Outlays for Siemens publicly announced share buybacks (excluding incidental transaction charges) during fiscal 2013 totaled €1.152 billion and represent 26% of net income. The percentage for fiscal 2012 was 41% with outlays for share buybacks in the amount of €1.766 billion.

With the spin-off of OSRAM in fiscal 2013, Siemens shareholders received one OSRAM share per ten Siemens AG shares. For additional information regarding the spin-off of OSRAM, see → C.1.1.2 BUSINESS DESCRIPTION.

C.2.6 Additional measures

In addition to the financial performance measures discussed above, we use several other financial measures to assess the economic success of our business activities. To determine whether a particular investment is likely to generate value for Siemens, we use net present value or economic value added (EVA™). EVA™ considers the cost of capital in calculating value creation by comparing the expected earnings of an investment against the cost of capital employed. EVA™ is also an indicator for measuring capital efficiency in our Sectors and at SFS.

To measure liquidity management of our operating activities, we analyze net operating working capital turns. In addition, we set hurdle rates that generally must be considered before we make acquisitions. In particular, acquisitions should have the potential to be accretive to EVA™ within three years after the integration and generate a 15% cash return within five years. Cash return is defined as Free cash flow divided by average capital employed.

C.2.7 Additional information for financial performance measures

C.2.7.1 RETURN ON CAPITAL EMPLOYED (ROCE (ADJUSTED))

As part of One Siemens, we monitor our capital efficiency using the financial measure return on capital employed ROCE (adjusted) (continuing operations). The following tables report this financial measure as defined under One Siemens and also provide a reconciliation to ROCE (adjusted) for continuing and discontinued operations.

(in millions of €)	09/30/2013	06/30/2013	03/31/2013	12/31/2012	09/30/2012
Capital employed Fiscal 2013					
Total equity	28,625	27,909	26,620	30,551	31,424
Plus: Long-term debt	18,509	19,140	20,182	16,651	16,880
Plus: Short-term debt and current maturities of long-term debt	1,944	3,656	2,752	3,709	3,826
Less: Cash and cash equivalents	(9,190)	(6,071)	(7,892)	(7,823)	(10,891)
Less: Current available-for-sale financial assets	(601)	(506)	(533)	(517)	(524)
Plus: Post-employment benefits	9,265	9,325	9,890	9,856	9,801
Less: SFS Debt	(15,600)	(15,004)	(14,879)	(14,490)	(14,558)
Less: Fair value hedge accounting adjustment[1]	(1,247)	(1,323)	(1,473)	(1,570)	(1,670)
Capital employed (continuing operations and discontinued operations)	**31,706**	**37,127**	**34,667**	**36,367**	**34,289**
Less: Assets classified as held for disposal presented as discontinued operations	(768)	(4,783)	(4,616)	(4,589)	(4,693)
Plus: Liabilities associated with assets classified as held for disposal presented as discontinued operations	258	1,948	1,948	2,045	2,010
Capital employed (continuing operations)	**31,195**	**34,291**	**31,999**	**33,823**	**31,606**

1 Debt is generally reported with a value representing approximately the amount to be repaid. However, for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see → NOTE 31 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

(in millions of €)	09/30/2012	06/30/2012	03/31/2012	12/31/2011	09/30/2011
Capital employed Fiscal 2012					
Total equity	31,424	32,417	32,250	34,059	32,271
Plus: Long-term debt	16,880	15,234	14,731	14,566	14,280
Plus: Short-term debt and current maturities of long-term debt	3,826	5,236	4,799	2,841	3,660
Less: Cash and cash equivalents	(10,891)	(8,963)	(8,424)	(8,977)	(12,468)
Less: Current available-for-sale financial assets	(524)	(532)	(542)	(478)	(477)
Plus: Post-employment benefits	9,801	8,949	7,378	6,657	7,188
Less: SFS Debt	(14,558)	(13,644)	(13,303)	(13,424)	(12,075)
Less: Fair value hedge accounting adjustment[1]	(1,670)	(1,638)	(1,474)	(1,544)	(1,470)
Capital employed (continuing operations and discontinued operations)	**34,289**	**37,058**	**35,414**	**33,699**	**30,909**
Less: Assets classified as held for disposal presented as discontinued operations	(4,693)	(4,695)	(4,893)	(4,968)	(4,666)
Plus: Liabilities associated with assets classified as held for disposal presented as discontinued operations	2,010	1,919	1,679	1,663	1,749
Capital employed (continuing operations)	31,606	34,283	32,201	30,394	27,993

1 Debt is generally reported with a value representing approximately the amount to be repaid. However, for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see → NOTE 31 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

(in millions of €)	Year ended September 30, 2013	2012
Income from continuing operations before interest after tax		
Net income	4,409	4,282
Plus/Less: Other interest expenses/income, net	(455)	(471)
Less/Plus: SFS Other interest expenses/income[1]	556	462
Plus: Interest expenses from post-employment benefits	297	310
Less: Taxes on interest adjustments[2]	(111)	(91)
Income before interest after tax	**4,695**	**4,493**
Less/Plus: Income/loss from discontinued operations, net of income taxes	(197)	360
Income from continuing operations before interest after tax	**4,499**	**4,853**
Return on capital employed (ROCE) (adjusted) (continuing and discontinued operations)		
(I) Income before interest after tax	4,695	4,493
(II) Average capital employed (continuing and discontinued operations)[3]	34,831	34,274
(I)/(II) ROCE (adjusted) (continuing and discontinued operations)	13.5%	13.1%
Return on capital employed (ROCE) (adjusted) (continuing operations)		
(I) Income from continuing operations before interest after tax	4,499	4,853
(II) Average capital employed (continuing operations)[3]	32,583	31,295
(I)/(II) ROCE (adjusted) (continuing operations)	13.8%	15.5%

1 SFS Other interest income/expenses is included in Other interest income/expenses, net. Adding back SFS Other interest income/expenses in the numerator corresponds to the adjustment for SFS Debt in the denominator.

2 Effective tax rate for the determination of taxes on interest adjustments is calculated by dividing Income tax expenses through Income from continuing operations before income taxes, both as reported in → D.1 CONSOLIDATED STATEMENTS OF INCOME.

3 Average capital employed for a fiscal year is determined as a five-point average in capital employed of the respective quarters starting with the capital employed as of September 30 of the previous fiscal year.

C.2.7.2 RETURN ON EQUITY (ROE) (AFTER TAX)

The following table reports the calculation of ROE (after tax) of SFS as defined under One Siemens.

(in millions of €)	Year ended September 30, 2013	2012
Calculation of income taxes of SFS		
Profit of SFS (Income before Income Taxes; IBIT)	409	479
Less/Plus: Income/loss from investments accounted for using the equity method, net of SFS[1]	(85)	(168)
Less/Plus: Tax-free income components and others[2]	(26)	57
Tax basis	298	368
Tax rate (flat)	30%	30%
Calculated income taxes of SFS	89	110
Profit after tax of SFS		
Profit of SFS (IBIT)	409	479
Less: Calculated income taxes of SFS	(89)	(110)
Profit after tax of SFS	320	368
ROE (after tax) of SFS		
(I) Profit after tax of SFS	320	368
(II) Average allocated equity of SFS[3]	1,874	1,681
(I)/(II) ROE (after tax) of SFS	17.1%	21.9%

1 For information on Income (loss) from investments accounted for using the equity method, net of SFS, see → C.3.3 RECONCILIATION TO ADJUSTED EBITDA (CONTINUING OPERATIONS).

2 Tax-free income components include forms of financing which are generally exempted from income taxes. Others comprise result components related to the (partial) sale/divestment of equity investments, which are reclassified from at equity to available-for-sale financial assets and are therefore not included in the (Income) loss from investments accounted for using the equity method, net of SFS. Such results are already taxed or generally tax free. Others may also comprise an adjustment for material taxable Income (loss) from investments accounted for using the equity method, net of SFS.

3 Average allocated equity of SFS for a fiscal year is determined as a five-point average in allocated equity of SFS of the respective quarters starting with the allocated equity of SFS as of September 30 of the previous fiscal year.

C.2.7.3 DEFINITIONS OF OTHER FINANCIAL MEASURES

We also use other financial measures in addition to the measures described above, such as orders and order backlog for the assessment of our future revenue potential. We define and calculate orders and order backlog as follows:

Under our policy for the recognition of orders, we generally recognize the total contract amount for an order when we enter into a contract that we consider legally effective and compulsory based on a number of different criteria. The contract amount is the agreed price or fee for that portion of the contract for which the delivery of goods and/or the provision of services has been irrevocably agreed. Future revenue from service, maintenance and outsourcing contracts is recognized as orders in the amount of the total contract value only if there is adequate assurance that the contract will remain in effect for its entire duration (e.g., due to high exit barriers for the customer). Orders are generally recognized immediately when the relevant contract is considered legally effective and compulsory. The only exceptions are orders with short overall contract terms. In this case, a separate reporting of orders would provide no significant additional information regarding our performance. For orders of this type, the recognition of orders thus occurs when the corresponding revenue is recognized.

Order backlog represents an indicator for the future revenues of our Company resulting from already recognized orders. Order backlog is calculated by adding the orders of the current fiscal year to the balance of the order backlog as of the end of the prior fiscal year and then subtracting the revenue recognized in the current fiscal year. If the amount of an order already recognized in the current or the previous fiscal years is modified or if an order from the current fiscal year is cancelled, we adjust orders for the current quarter and also our order backlog accordingly, but do not retroactively adjust previously published orders. However, if an order from a previous fiscal year is cancelled, orders of the current quarter and, accordingly, the current fiscal year are generally not adjusted; instead, the existing order backlog is revised directly. Aside from cancellations, the order backlog is also subject to currency translation and portfolio effects.

There is no standard system for compiling and calculating orders and order backlog information that applies across companies. Accordingly, our orders and order backlog may not be comparable with orders and order backlog measures reported by other companies. We subject our orders and our order backlog to internal documentation and review requirements. We may change our policies for recognizing orders and order backlog in the future without previous notice.

C.3 Results of operations

C.3.1 Results of Siemens

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2013:

C.3.1.1 ORDERS AND REVENUE

Orders and revenue by Region in fiscal year 2013 and 2012 (location of customer) (in millions of €)



Europe, C.I.S.,[2] Africa, Middle East
Orders
FY 2013
44,534
FY 2012 38,536
Change 16%
Revenue
FY 2013
39,874
FY 2012 39,947
Change 0%
Americas
Orders
FY 2013
22,219
FY 2012 21,539
Change 3%
Revenue
FY 2013
20,916
FY 2012 22,078
Change (5)%
Asia, Australia
Orders
FY 2013
15,598
FY 2012 15,863
Change (2)%
Revenue
FY 2013
15,092
FY 2012 15,370
Change (2)%

Orders (location of customer)

	Year ended September 30,		% Change		therein	
(in millions of €)	2013	2012	Actual	Adjusted[1]	Currency	Portfolio
Europe, C.I.S.,[2] Africa, Middle East	44,534	38,536	16%	16%	(1)%	1%
therein Germany	*11,743*	*9,871*	*19%*	*19%*	*0%*	*0%*
Americas	22,219	21,539	3%	5%	(3)%	1%
therein U.S.	*14,635*	*14,727*	*(1)%*	*(1)%*	*(1)%*	*1%*
Asia, Australia	15,598	15,863	(2)%	0%	(3)%	1%
therein China	*6,605*	*6,017*	*10%*	*8%*	*0%*	*2%*
Siemens	82,351	75,939	8%	10%	(2)%	1%

Revenue (location of customer)

	Year ended September 30,		% Change		therein	
(in millions of €)	2013	2012	Actual	Adjusted[1]	Currency	Portfolio
Europe, C.I.S.,[2] Africa, Middle East	39,874	39,947	0%	0%	(1)%	1%
therein Germany	*10,750*	*11,049*	*(3)%*	*(3)%*	*0%*	*0%*
Americas	20,916	22,078	(5)%	(4)%	(2)%	1%
therein U.S.	*14,179*	*15,946*	*(11)%*	*(11)%*	*(1)%*	*1%*
Asia, Australia	15,092	15,370	(2)%	0%	(3)%	1%
therein China	*6,140*	*6,322*	*(3)%*	*(4)%*	*0%*	*1%*
Siemens	75,882	77,395	(2)%	(1)%	(2)%	1%

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

Orders for fiscal 2013 totaled €82.351 billion, an 8% increase year-over-year, due primarily to higher volume from large orders. In contrast, revenue came in at €75.882 billion, down 2% from the prior year. This resulted in a book-to-bill ratio of 1.09 for Siemens in fiscal 2013. On an organic basis, excluding currency translation and portfolio effects, orders increased 10% and revenue came in 1% below the prior year.

The order backlog (defined as the sum of order backlogs of our Sectors) was €100 billion as of September 30, 2013, up from €97 billion a year earlier, despite negative currency translation effects of €4 billion.

Orders related to external customers in fiscal 2013 increased 8% overall, with results varying among the Sectors. Infrastructure & Cities reported double-digit growth on large orders at Transportation & Logistics, including a €3.0 billion contract win for trains and maintenance in the U.K. Orders for Energy were up 7%, driven by major contracts for wind power, and were level in Healthcare. Order intake declined 3% in Industry due mainly to the challenging market environment for the Sector's short-cycle businesses during most of fiscal 2013. On a global basis, orders from emerging markets, as these markets are defined by the International Monetary Fund, increased 10%, faster than orders overall, and accounted for €28.702 billion, or 35%, of total orders for fiscal 2013.

In the region **Europe, C.I.S., Africa, Middle East**, orders increased 16%, including double-digit increases in Infrastructure & Cities and Energy driven by the major contract wins mentioned above. The higher volume of large orders in both Sectors was also the primary factor in order growth in Germany. Orders for Healthcare and Industry in the region came in slightly below the level of fiscal 2012. Within moderate order growth in the **Americas**, a 10% increase in Energy more than offset an 8% decline in Industry. Order intake in the **Asia, Australia** region showed a slight decrease in fiscal 2013.

As previously disclosed, Siemens has decided that, subject to certain limited exceptions, it will not enter into new contracts with customers in Iran and has issued group-wide policies establishing the details of its general decision. In the fourth quarter of fiscal 2012, as a result of an analysis of our contracts with Iranian customers in particular with respect to expected payment defaults and force majeure events, we recorded adjustments affecting several line items in our consolidated statements of income, in particular revenue and cost of sales, recognized in prior periods from projects that were still permitted to be provided under these policies. For additional information, see → C.9.3 RISKS.

Revenue related to external customers declined 2% compared to fiscal 2012. A slight increase in Infrastructure & Cities was more than offset by moderate declines in Energy and Industry due to weak investment sentiment through most of fiscal 2013 and continuing softness in Industry's short-cycle markets. Healthcare revenue came in near the prior-year level. On a global basis, emerging markets grew 1% and accounted for €25.827 billion, or 34%, of total revenue in fiscal 2013.

While revenue was stable year-over-year in the **Europe, C.I.S., Africa, Middle East** region, results within the region were mixed for the Sectors. Increases in Infrastructure & Cities and Energy were offset by declines in Industry and Healthcare. Lower revenue in the **Americas** was due primarily to Energy, which experienced an order gap for wind-farms in the U.S. in the latter half of calendar 2012 due to uncertainties regarding production tax incentives. The sharp drop in orders subsequently affected fiscal 2013 revenue development. In the **Asia, Australia** region, revenue declined 2% on decreases in Industry and Energy that could not be offset by increases in the other two Sectors.

Orders and revenue by quarter (in millions of €)

Quarter	Orders	Revenue	Book-to-bill ratio
Q4 2013	21,011	21,168	0.99
Q3 2013	20,932	19,009	1.10
Q2 2013	21,235	17,779	1.19
Q1 2013	19,173	17,925	1.07
Q4 2012	21,251	21,444	0.99
Q3 2012	17,515	19,271	0.91
Q2 2012	17,597	19,033	0.92
Q1 2012	19,576	17,648	1.11



C.3.1.2 CONSOLIDATED STATEMENTS OF INCOME

(in millions of €)	Year ended September 30, 2013	2012	% Change
Gross profit	**20,829**	21,925	(5)%
as percentage of revenue	***27.4%***	*28.3%*	–
Research and development expenses	**(4,291)**	(4,245)	(1)%
as percentage of revenue	**5.7%**	5.5%	–
Selling and general administrative expenses	**(11,286)**	(11,043)	(2)%
as percentage of revenue	***14.9%***	*14.3%*	–
Other operating income	**503**	523	(4)%
Other operating expenses	**(427)**	(364)	(17)%
Income (loss) from investments accounted for using the equity method, net	**510**	(333)	n/a
Interest income	**948**	939	1%
Interest expenses	**(789)**	(760)	(4)%
Other financial income (expenses), net	**(154)**	(5)	<(200)%
Income from continuing operations before income taxes	**5,843**	**6,636**	**(12)%**
Income tax expenses	**(1,630)**	(1,994)	18%
as percentage of income from continuing operations before income taxes	***28%***	*30%*	–
Income from continuing operations	**4,212**	**4,642**	**(9)%**
Income (loss) from discontinued operations, net of income taxes	**197**	**(360)**	**n/a**
Net income	**4,409**	**4,282**	**3%**
Net income attributable to non-controlling interests	**126**	132	–
Net income attributable to shareholders of Siemens AG	**4,284**	4,151	3%

Income from continuing operations before income taxes for fiscal 2013 declined to €5.843 billion from €6.636 billion a year earlier.

The largest factor in the decline was €1.276 billion in charges in the Sectors for the "Siemens 2014" program. These charges resulted from measures taken in fiscal 2013 to reduce costs by improving regional footprints, adjusting capacity, and increasing process efficiency. The charges are included in the following functional costs:

(in millions of €)	Year ended September 30, 2013
Cost of sales (and accordingly, gross profit)	**762**
Research and development expenses	**37**
Selling and general administrative expenses	**374**

In addition, charges of €104 million were included in other line items, predominantly in Other operating expenses. For comparison, in fiscal 2012, Healthcare reported charges of €184 million under its "Agenda 2013" initiative, which began a year before the "Siemens 2014" program. In fiscal 2013, the Sector's charges under this initiative are included within "Siemens 2014" charges.

A number of factors in addition to the "Siemens 2014" charges reduced gross profit year-over-year. These included continuing market challenges, such as lower capacity utilization in Industry, pricing pressure and a less favorable revenue mix in a number of our businesses. In addition, both years included various charges and gains, including project charges in the Sectors Energy and Infrastructure & Cities. The most relevant of these charges are disclosed in → C.3.2 SEGMENT INFORMATION ANALYSIS**. While the net amounts of these items were significant at Group level in fiscal 2013 and fiscal 2012, there was only a small change in the net amount year-over-year.**

Income from continuing operations before income taxes benefited from a sharply lower loss related to our stake in Nokia Siemens Networks Holding B.V. (NSN), which narrowed to €76 million from €741 million a year earlier. In addition, results related to NSN in fiscal 2013 benefited from a positive effect of €301 million stemming from a partial reversal of a fiscal 2009 impairment of our stake in NSN, and a gain of €76 million from the sale of the NSN stake in the fourth quarter of fiscal 2013. These changes year-over-year are included in Income (loss) from investments accounted for using the equity method.

Including the developments described above, Income from continuing operations before income taxes declined 12% year-over-year. Due to a lower tax base and a lower effective tax rate compared to fiscal 2012, the decline in **Income from continuing operations** year-over-year came in at 9%.

Income from discontinued operations, net of income taxes in fiscal 2013 was €197 million, compared to a loss of €360 million in fiscal 2012, and was comprised of the following:

(in millions of €)	Year ended September 30, 2013	2012	% Change
OSRAM	277	(135)	n/a
Siemens IT Solutions and Services	71	40	78%
Other	(151)	(265)	43%

This substantial positive swing was due mainly to OSRAM, for which the prior-year amount included a negative catch-up effect of €443 million (pretax), arising when we deemed it no longer highly probable to complete our original plan to dispose of OSRAM via an initial public offering. We subsequently completed the spin-off and listing of OSRAM in the fourth quarter of fiscal 2013.

In addition, the item Other in fiscal 2012 included a burden of €143 million (pretax) from a settlement related to Greece. For additional information on discontinued operations, see → NOTE 2 in → D. 6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

As a result of the positive swing in income from discontinued operations, **Net income** for Siemens was 3% higher than in the same period a year earlier. Net income attributable to shareholders of Siemens AG increased to €4.284 billion, from €4.151 billion in fiscal 2012.

Basic earnings per share were €5.08 in fiscal 2013, up from €4.74 in fiscal 2012, reflecting higher Net income attributable to shareholders of Siemens AG, and a lower number of weighted average shares outstanding due to share buybacks in fiscal 2013. For additional information, see → NOTE 35 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.3.2 Segment information analysis

C.3.2.1 ENERGY

Sector

(in millions of €)	Year ended September 30, 2013	2012	Actual	% Change Adjusted[1]	Currency	therein Portfolio
Profit	**1,955**	1,901	3%			
Profit margin	**7.3%**	6.9%				
Orders	**28,797**	26,930	7%	8%	(2)%	1%
Total revenue	**26,638**	27,736	(4)%	(3)%	(2)%	0%
External revenue	**26,386**	27,501	(4)%			
therein:						
Europe, C.I.S.,[2] Africa, Middle East	***14,346***	*14,261*	*1%*			
therein Germany	***2,231***	*1,927*	*16%*			
Americas	***7,153***	*8,141*	*(12)%*			
Asia, Australia	***4,886***	*5,098*	*(4)%*			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

Energy reported a profit of €1.955 billion in fiscal 2013, up 3% year-over-year. The Sector took €301 million in charges under the "Siemens 2014" program, primarily for reducing its cost structure, adjusting capacity and improving its regional footprint. Fossil Power Generation contributed lower earnings than a year earlier, but still accounted for most of the Sector's profit and was the highest profit performer among all Siemens Divisions. Profit at Oil&Gas increased year-over-year on substantially lower charges related to Iran. Wind Power's profit remained on the same level as in fiscal 2012, despite €94 million in charges related to turbine blades. Power Transmission cut its loss nearly in half compared to the prior year, due mainly to substantially lower charges mainly related to grid-connections to offshore wind-farms. These charges totaled €171 million in fiscal 2013 compared to €570 million in fiscal 2012. The solar business was reclassified from discontinued operations to continuing operations in fiscal 2013 and is reported within Energy on a retrospective basis. The loss from the solar business was nearly unchanged year-over-year, at €255 million, compared to €258 million a year earlier. In the current fiscal year, the loss included impairments and costs associated with the ramp-down of the business of €181 million. In fiscal 2012, the loss included impairments of €150 million.

Revenue declined 4% compared to the prior-year period as declines at Fossil Power Generation and Power Transmission were only partially offset by increases at Wind Power and Oil & Gas. On a regional basis, revenue rose in Europe, C.I.S., Africa, Middle East and declined in other regions. Orders came in 7% higher due mainly to large orders at Wind Power in Europe, C.I.S., Africa, Middle East. Order intake was clearly higher in the Americas, while orders declined significantly in the Asia, Australia region. The book-to-bill ratio for Energy was 1.08, and its order backlog was €54 billion at the end of the fiscal year.

Orders by Business

(in millions of €)	Year ended September 30, 2013	2012	Actual	% Change Adjusted[1]	Currency	therein Portfolio
Fossil Power Generation	**10,682**	11,116	(4)%	(2)%	(2)%	0%
Wind Power	**6,593**	4,932	34%	34%	(2)%	1%
Oil & Gas	**5,801**	5,307	9%	9%	(2)%	2%
Power Transmission	**5,700**	5,824	(2)%	0%	(2)%	0%

1 Excluding currency translation and portfolio effects.

Revenue by Business

(in millions of €)	Year ended September 30, 2013	2012	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Fossil Power Generation	**10,239**	11,161	(8)%	(7)%	(1)%	0%
Wind Power	**5,174**	5,066	2%	4%	(2)%	1%
Oil & Gas	**5,152**	5,115	1%	0%	(1)%	2%
Power Transmission	**6,167**	6,593	(6)%	(4)%	(2)%	0%

1 Excluding currency translation and portfolio effects.

Profit and Profit margin by Business

(in millions of €)	Profit: Year ended September 30, 2013	2012	% Change	Profit margin: Year ended September 30, 2013	2012
Fossil Power Generation	**1,693**	1,933	(12)%	**16.5%**	17.3%
Wind Power	**306**	304	1%	**5.9%**	6.0%
Oil & Gas	**433**	218	99%	**8.4%**	4.3%
Power Transmission	**(156)**	(302)	48%	**(2.5)%**	(4.6)%

Fossil Power Generation generated profit of €1.693 billion in fiscal 2013, significantly below €1.933 billion in fiscal 2012. The main drivers of the change were a decline in revenue in the solutions business and a less favorable revenue mix particularly in the products business. Both years included burdens on profit. In the current year, the Division recorded €129 million in "Siemens 2014" charges. A year earlier, charges of €152 million related to the Olkiluoto project in Finland were partly offset by an €87 million gain on the Division's divestment of its joint venture stake in OAO Power Machines. Revenue was 8% lower year-over-year, resulting mainly from declining order intake for turnkey projects. On a geographic basis, revenue declined significantly in the Europe, C.I.S., Africa, Middle East region. Order intake was down 4%, as a substantial decrease in Asia, Australia and a moderate decline in the region Europe, C.I.S., Africa, Middle East were partially offset by a significant increase in the Americas.

Profit at **Wind Power** was €306 million in fiscal 2013, nearly unchanged from fiscal 2012. Both fiscal years included burdens on profit. In the current fiscal year, the Division took the €94 million in charges mentioned above, for inspecting and retrofitting installed onshore turbine blades, primarily in the U.S. A year earlier, profit was held back by a €32 million provision related to a wind turbine component from an external supplier and a charge of €20 million related to capacity adjustment. Revenue was slightly higher than in the prior year as increases in Europe, C.I.S., Africa, Middle East and Asia, Australia more than compensated for a sharp decline in the Americas. The sharp decline in the Americas was due to the onshore wind farm business, where the U.S is the largest national market for Wind Power. New projects in the U.S. were halted or postponed in the latter half of 2012 due to uncertainty regarding continuation of production tax incentives. The resulting order gap led to a steep drop in fiscal 2013 revenue in the Americas compared to a year earlier. Order intake was up 34% year-over-year, due mainly to a much higher volume from large orders, which included several large offshore wind-farms in Europe, C.I.S., Africa, Middle East.

Profit at **Oil & Gas** almost doubled year-over-year, to €433 million, due primarily to substantially lower charges related to adjustments for long-term construction and service contracts with customers in Iran. In fiscal 2013, the Division recorded €46 million in these charges on Division profit in the first quarter as part of compliance with sanctions on Iran, primarily on its oil and gas industries, enacted in October 2012. In fiscal 2012, the Division recorded charges totaling €275 million related to Iran, mainly as a result of a revenue reduction of €282 million. The Division also took €34 million in charges for the "Siemens 2014" program. Revenue was slightly higher compared to the prior year on increases in Europe, C.I.S., Africa, Middle East and the Americas, partially offset by a decrease in Asia, Australia. Order intake was up 9% as growth in Asia, Australia and Europe, C.I.S., Africa, Middle East more than offset a decline in the Americas.

Power Transmission sharply reduced its loss compared to fiscal 2012, to €156 million, despite €129 million in charges for the "Siemens 2014" program. The major factor in the change was lower project charges related mainly to grid connections to offshore wind-farms, which fell to €171 million from €570 million a year earlier. These charges were due to project delays resulting from regulatory complexity and the projects' challenging marine environment, which required revised estimates of resources and personnel. Profit development was held back by margin compression related to these projects and orders booked in prior periods with significant pricing pressure. Operational challenges strongly cut back profit in the high-voltage products business. Revenue for the Division was down 6% year-over-year due to declines in Europe, C.I.S., Africa, Middle East and Asia, Australia. Orders came in 2% lower compared to the prior year, due in part to more selective order intake. On a regional basis, a decline in Europe, C.I.S., Africa, Middle East was partially offset by increases in other regions. The Division expects continuing challenges in coming quarters.

C.3.2.2 HEALTHCARE

Sector

(in millions of €)	Year ended September 30, 2013	2012	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Profit	**2,048**	1,815	13%			
Profit margin	**15.0%**	13.3%				
Orders	**13,950**	13,806	1%	4%	(3)%	0%
Total revenue	**13,621**	13,642	0%	2%	(3)%	0%
External revenue	**13,598**	13,600	0%			
therein:						
Europe, C.I.S.,[2] Africa, Middle East	***4,544***	*4,593*	*(1)%*			
therein Germany	***995***	*1,056*	*(6)%*			
Americas	***5,631***	*5,692*	*(1)%*			
Asia, Australia	***3,422***	*3,315*	*3%*			

1 Excluding currency translation and portfolio effects.
2 Commonwealth of Independent States.

The **Healthcare** Sector delivered €2.048 billion in profit in fiscal 2013, up significantly from the prior-year level with all businesses contributing to profit growth. Results for the year were positively influenced by lower charges associated with the Sector's "Agenda 2013" initiative, which declined to €84 million from €184 million in fiscal 2012. Healthcare intends to maintain the achievements of the initiative going forward, including improvements in cost position and competitiveness. In particular, expenses for research and development and selling and general administrative expenses both declined compared to fiscal 2012. Effective January 1, 2013, results for Healthcare included negative effects on profit from an excise tax on medical devices which was introduced in the U.S., affecting most businesses in the Sector.

Profit at **Diagnostics** came in at €350 million compared to €314 million a year earlier. Profit development followed the pattern of the Sector with regard to "Agenda 2013," including lower charges and improvements in cost position. In particular the charges fell to €35 million from €80 million in fiscal 2012. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €169 million in fiscal 2013. A year earlier, Diagnostics recorded €173 million in PPA effects.

Revenue for Healthcare in fiscal 2013 was nearly unchanged compared to fiscal 2012, while orders increased slightly year-over-year. On an organic basis, both revenue and orders were up. On a geographic basis, revenue growth in Asia, Australia was offset by declines in the other regions. Asia, Australia and the Americas drove order growth due to increases in China and the U.S. The book-to-bill ratio was 1.02, and Healthcare's order backlog was €7 billion at the end of fiscal 2013.

Revenue at Diagnostics declined 1% in fiscal 2013, from €3.969 billion to €3.942 billion, and showed the same development as the Sector with regard to the regions. On comparable basis revenue was up 2%.

C.3.2.3 INDUSTRY

Sector

(in millions of €)	Year ended September 30, 2013	2012	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Profit	**1,478**	2,448	(40)%			
Profit margin	**8.0%**	12.6%				
Orders	**18,417**	18,962	(3)%	(3)%	(1)%	1%
Total revenue	**18,586**	19,409	(4)%	(4)%	(1)%	1%
External revenue	**16,943**	17,772	(5)%			
therein:						
Europe, C.I.S.,[2] Africa, Middle East	***9,261***	*9,644*	*(4)%*			
therein Germany	***4,198***	*4,464*	*(6)%*			
Americas	***3,290***	*3,484*	*(6)%*			
Asia, Australia	***4,393***	*4,644*	*(5)%*			

1 Excluding currency translation and portfolio effects.
2 Commonwealth of Independent States

In fiscal 2013, profit at **Industry** fell sharply to €1.478 billion, impacted by €424 million in charges for the "Siemens 2014" program primarily for improving the Sector's global footprint and reducing costs associated with administrative processes. Profit development was held back also by lower revenue and a less favorable business mix, due mainly to continuing softness in the Sector's short-cycle businesses. In addition, the Sector took €100 million in charges for two large projects at its metals technologies business.

The market environment for Industry through most of fiscal 2013 was clearly more challenging than a year earlier. Despite signs of stabilizing towards the end of the period, revenue declined moderately year-over-year on broad-based decreases at both Divisions and the metals technologies business. Orders for the Sector declined 3% year-over-year, as reported growth on larger orders at the end of the year was more than offset by a low order intake through most of fiscal 2013.

On a geographic basis, Industry's orders and revenue both showed a broad-based decline in all three reporting regions. The book-to-bill ratio was 0.99, and Industry's order backlog declined to €10 billion at the end of fiscal 2013.

Orders by Business

(in millions of €)	Year ended September 30, 2013	2012	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Industry Automation	**8,143**	8,524	(4)%	(5)%	(1)%	2%
Drive Technologies	**9,024**	9,395	(4)%	(3)%	(1)%	0%

1 Excluding currency translation and portfolio effects.

Revenue by Business

(in millions of €)	Year ended September 30, 2013	2012	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Industry Automation	**8,194**	8,463	(3)%	(3)%	(1)%	1%
Drive Technologies	**9,208**	9,640	(4)%	(4)%	(1)%	0%

1 Excluding currency translation and portfolio effects.

Profit and Profit margin by Business

(in millions of €)	Year ended September 30, 2013	2012	Profit % Change	Profit margin Year ended September 30, 2013	2012
Industry Automation	1,038	1,316	(21)%	12.7%	15.6%
Drive Technologies	527	970	(46)%	5.7%	10.1%

Profit at **Industry Automation** declined substantially year-over year, due in part to €114 million in charges for "Siemens 2014." Continuing softness in the Division's short-cycle markets led to lower revenue year-over-year and reduced capacity utilization. The Division took measures to improve its business mix via a ramp-down of certain low-margin activities, including the solar inverter business. In contrast, the Division's industrial IT and software business contributed revenue and order growth year-over-year, due in part to recent acquisitions including LMS. Revenue for the Division overall came in 3% below the prior year, on declines in the Americas and Europe, C.I.S., Africa, Middle East. The Division's moderate decline in orders year-over-year was evident in all three reporting regions, led by a clear decrease in the Americas.

In addition, the Division took PPA effects related to long-lived assets of LMS, which totaled €33 million for the year. Effects from deferred revenue adjustments and inventory step-ups related to LMS totaled an additional €43 million. Both fiscal years under review included PPA effects from the acquisition of UGS Corp., acquired in fiscal 2007. These effects were €147 million in fiscal 2013 and €149 million a year earlier.

Profit at **Drive Technologies** in fiscal 2013 came in at €527 million, a sharp decline from the prior-year level. The main impact was €243 million in charges for "Siemens 2014." Profit development also included a revenue-driven decline due to challenging market conditions for the Division's higher-margin short-cycle businesses and its offerings for renewable energy. On a geographic basis, both orders and revenue declined moderately on lower volume in all three reporting regions, particularly including Asia, Australia which showed a clear decline year-over-year.

C.3.2.4 INFRASTRUCTURE & CITIES

Sector

(in millions of €)	Year ended September 30, 2013	2012	% Change Actual	Adjusted[1]	Currency	therein Portfolio
Profit	306	1,102	(72)%			
Profit margin	1.7%	6.3%				
Orders	21,894	17,150	28%	28%	(3)%	2%
Total revenue	17,879	17,585	2%	1%	(1)%	2%
External revenue	17,128	16,731	2%			
therein:						
Europe, C.I.S.,[2] Africa, Middle East	*10,482*	*10,121*	4%			
therein Germany	*2,633*	*2,880*	*(9)%*			
Americas	*4,283*	*4,344*	*(1)%*			
Asia, Australia	*2,363*	*2,267*	4%			

1 Excluding currency translation and portfolio effects.
2 Commonwealth of Independent States.

Profit at **Infrastructure & Cities** came in at €306 million in fiscal 2013, down from €1.102 billion a year earlier. The biggest factor in this decline year-over-year was €468 million in "Siemens 2014" charges, taken primarily to improve the Sector's cost efficiency and regional footprint. These charges led to declines in profit at Power Grid Solutions & Products and Building Technologies, which otherwise showed strong profit performances. Transportation & Logistics took the largest part of the Sector's "Siemens 2014" charges. Furthermore, its profit was impacted by project charges of €270 million related to high-speed trains. In the prior fiscal year, charges related to these matters were sharply lower at €86 million. Transaction and integration costs related to its Invensys Rail acquisition, which closed in the third quarter of fiscal 2013, further impacted the Business' profit year-over-year. As a result of the above mentioned factors, Transportation & Logistics posted a loss in the current fiscal year, compared to a profit in the prior fiscal year.

Revenue was up 2% compared to the prior fiscal year, as increases at Transportation & Logistics and Power Grid Solutions & Products more than offset a slight decline at Building Technologies. Orders for the Sector rose substantially year-over-year. This growth was driven by Transportation & Logistics, which recorded a sharply higher volume from major orders compared to the prior fiscal year including €3.0 billion for trains and maintenance in the U.K. Orders for Power Grid Solutions & Products were also higher year-over-year, while orders for Building Technologies came in near the prior-year level. On a regional basis, revenue rose in Europe, C.I.S., Africa, Middle East and in Asia, Australia. Regional order development was similar but even more pronounced. The large contract awards mentioned above drove growth in Europe, C.I.S., Africa, Middle East. Orders in Asia, Australia were also up substantially. On a book-to-bill ratio of 1.22, Infrastructure & Cities' order backlog rose to €29 billion at the end of fiscal 2013.

Orders by Business

(in millions of €)	Year ended September 30, 2013	2012	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Transportation & Logistics	**10,040**	5,382	87%	85%	(5)%	6%
Power Grid Solutions & Products	**6,392**	6,275	2%	4%	(2)%	0%
Building Technologies	**5,769**	5,809	(1)%	0%	(1)%	0%

1 Excluding currency translation and portfolio effects.

Revenue by Business

(in millions of €)	Year ended September 30, 2013	2012	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Transportation & Logistics	**6,318**	5,969	6%	2%	(2)%	6%
Power Grid Solutions & Products	**6,102**	6,068	1%	3%	(2)%	0%
Building Technologies	**5,754**	5,820	(1)%	0%	(1)%	0%

1 Excluding currency translation and portfolio effects.

Profit and Profit margin by Business

(in millions of €)	Profit Year ended September 30, 2013	2012	% Change	Profit margin Year ended September 30, 2013	2012
Transportation & Logistics	**(448)**	236	n/a	**(7.1)%**	4.0%
Power Grid Solutions & Products	**403**	457	(12)%	**6.6%**	7.5%
Building Technologies	**351**	379	(7)%	**6.1%**	6.5%

Transportation & Logistics posted a loss of €448 million in the current fiscal year, compared to profit of €236 million a year earlier. The two main factors for the change were sharply higher project charges year-over-year, which included the above mentioned €270 million from delays for receiving certification for new high-speed trains in fiscal 2013, up from €86 million for these matters in the prior fiscal year, and €267 million in charges related to "Siemens 2014." The latter charges include a goodwill impairment of €46 million on the airport logistics and postal automation business which Transportation & Logistics intends to sell. Profit development for the fiscal year was also held back by low margins associated with large long-term contracts. The acquisition of Invensys Rail during the third quarter of fiscal 2013 resulted in €76 million in transaction and integration costs for the fiscal year and PPA effects of €23 million. Revenue for the Business rose 6% while orders were up 87%, due primarily to a sharply higher volume from major orders year-over-year, including the above-mentioned €3.0 billion order in the U.K. Both revenue and order growth benefited from the acquisition of Invensys Rail.

Profit at **Power Grid Solutions & Products** came in at €403 million, down from €457 million a year earlier. The decline was due to €97 million in "Siemens 2014" charges. Revenue and orders increased slightly year-over-year. On a regional basis, revenue was higher in Asia, Australia and the Americas and declined slightly in Europe, C.I.S., Africa, Middle East. Orders rose in Asia, Australia and Europe, C.I.S., Africa, Middle East, only partly offset by a decline in the Americas.

Profit at **Building Technology** declined to €351 million in fiscal 2013, from €379 million a year earlier as the Division absorbed €100 million in "Siemens 2014" charges in the current period. Selective order intake led to a more favorable business mix compared to the prior fiscal year, particularly including Building Technologies' higher-margin product and service business. It also led to a slight decline in revenue and orders year-over-year. On a regional basis, lower volume was due mainly to the Americas.

C.3.2.5 EQUITY INVESTMENTS

In fiscal 2013, **Equity Investments** recorded a profit of €396 million, compared to a loss of €549 million a year earlier. This improvement year-over-year was due mainly to a sharply lower loss related to our share in NSN, which declined to €76 million from €741 million a year earlier. In addition, results related to NSN in fiscal 2013 benefited from a positive effect of €301 million stemming from a partial reversal of a fiscal 2009 impairment of our stake in NSN, and a gain of €76 million from the sale of the NSN stake in the fourth quarter of fiscal 2013. The equity investment loss related to our share in EN widened to €96 million in fiscal 2013 from a loss of €23 million a year earlier. The loss in the current period was due largely to additions to Siemens' net investment in EN, which resulted in the recognition of previously unrecognized losses. Profit at Equity Investments in both fiscal years included equity investment income related to our stake in BSH.

C.3.2.6 FINANCIAL SERVICES (SFS)

	Year ended September 30,		% Change
(in millions of €)	2013	2012	
Income before income taxes	409	479	(14)%
Total assets	18,661	17,405	7%

Profit (defined as income before income taxes) at SFS came in at €409 million, compared to €479 million in the prior-year period, which benefited from a €78 million gain on the sale of a portion of SFS's stake in Bangalore International Airport Limited. SFS continued to successfully execute its growth strategy and higher total assets year-over-year helped generate a higher interest result compared to the prior-year. The current period was affected by burdens including a €52 million impairment of SFS's equity stake in a power plant project in the U.S.

C.3.2.7 RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate (SRE) and various categories of items which are not allocated to the Sectors and to SFS because the Company's management has determined that such items are not indicative of the Sectors' and SFS' respective performance.

Centrally managed portfolio activities

Centrally managed portfolio activities reported a loss of €12 million in fiscal 2013, compared to a loss of €29 million in fiscal 2012.

Siemens Real Estate (SRE)

Income before income taxes at SRE was €171 million in fiscal 2013, compared to €115 million in fiscal 2012. This increase was due in part to higher income related to the disposal of real estate.

Corporate items and pensions

Corporate items and pensions reported a loss of €839 million in fiscal 2013 compared to a loss of €668 million in fiscal 2012. The loss at Corporate items was €419 million, compared to a loss of €261 million in fiscal 2012 which included positive effects related to legal and regulatory matters. Centrally carried pension expense totaled €420 million in fiscal 2013, compared to €407 million in fiscal 2012.

Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €70 million in fiscal 2013, compared to a positive €23 million in the same period a year earlier. The change year-over-year included lower results from Corporate Treasury activities, due mainly to lower interest income from liquidity compared to the prior-year period.

C.3.3 Reconciliation to adjusted EBITDA (continuing operations)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA based on continuing operations. We report adjusted EBIT and adjusted EBITDA as a performance measure. The closest comparable GAAP figure under IFRS is Net income as reported in our "Consolidated Statements of Income." For further information regarding adjusted EBIT and adjusted EBITDA, please see → C.12 NOTES AND FORWARD-LOOKING STATEMENTS.

For the fiscal years ended September 30, 2013 and 2012

	Profit[1]		Income (loss) from investments accounted for using the equity method, net[2]	
(in millions of €)	2013	2012	2013	2012
Sectors				
Energy Sector	**1,955**	**1,901**	**(39)**	**22**
therein: Fossil Power Generation	1,693	1,933	32	41
Wind Power	306	304	(8)	6
Oil & Gas	433	218	–	–
Power Transmission	(156)	(302)	20	25
Healthcare Sector	**2,048**	**1,815**	**8**	**8**
therein: Diagnostics	350	314	–	–
Industry Sector	**1,478**	**2,448**	**(4)**	**11**
therein: Industry Automation	1,038	1,316	–	1
Drive Technologies	527	970	(5)	10
Infrastructure & Cities Sector	**306**	**1,102**	**26**	**25**
therein: Transportation & Logistics	(448)	236	18	15
Power Grid Solutions & Products	403	457	8	9
Building Technologies	351	379	–	1
Total Sectors	**5,788**	**7,266**	**(10)**	**66**
Equity Investments	**396**	**(549)**	**372**	**(568)**
Financial Services (SFS)	**409**	**479**	**85**	**168**
Reconciliation to Consolidated Financial Statements				
Centrally managed portfolio activities	(12)	(29)	69	7
Siemens Real Estate (SRE)	171	115	–	–
Corporate items and pensions	(839)	(668)	–	–
Eliminations, Corporate Treasury and other reconciling items	(70)	23	(6)	(5)
Siemens	**5,843**	**6,636**	**510**	**(333)**

1 Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see → D.1 CONSOLIDATED STATEMENTS OF INCOME.

2 Includes impairments and reversals of impairments of investments accounted for using the equity method.

3 Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expenses), net comprises Interest income, Interest expenses and Other financial income (expenses), net as reported in the Consolidated Statements of Income.

Financial income (expenses), net[3]		Adjusted EBIT[4]		Amortization[5]		Depreciation and impairments of property, plant and equipment and goodwill[6]		Adjusted EBITDA		Adjusted EBITDA margin	
2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
(27)	44	**2,022**	1,835	**132**	97	**478**	537	**2,631**	2,470	**9.9%**	8.9%
(13)	67	**1,674**	1,825	**19**	21	**143**	142	**1,835**	1,988		
(6)	(5)	**320**	303	**32**	27	**103**	100	**454**	430		
(3)	(4)	**436**	222	**49**	38	**79**	71	**564**	330		
(10)	(20)	**(167)**	(308)	**13**	11	**114**	109	**(39)**	(187)		
(18)	2	**2,059**	1,804	**314**	377	**323**	349	**2,696**	2,530	**19.8%**	18.5%
(27)	9	**377**	305	**196**	232	**211**	226	**784**	763		
(17)	(14)	**1,499**	2,452	**303**	253	**354**	300	**2,156**	3,005	**11.6%**	15.5%
(4)	(7)	**1,041**	1,323	**240**	195	**123**	114	**1,404**	1,631		
(11)	(6)	**542**	966	**56**	48	**219**	172	**817**	1,187		
2	29	**278**	1,048	**154**	112	**226**	165	**657**	1,324	**3.7%**	7.5%
(7)	(16)	**(459)**	236	**39**	13	**99**	46	**(321)**	296		
(6)	(4)	**401**	452	**57**	39	**78**	71	**536**	562		
–	(2)	**352**	381	**58**	60	**46**	47	**456**	488		
(60)	61	**5,858**	7,139	**902**	839	**1,381**	1,350	**8,141**	9,329		
7	7	**17**	12	**–**	–	**–**	–	**17**	12		
389	385	**(64)**	(73)	**5**	7	**225**	264	**166**	197		
(2)	–	**(80)**	(36)	**2**	4	**2**	2	**(76)**	(31)		
(110)	(112)	**281**	227	**1**	2	**313**	325	**595**	553		
(249)	(305)	**(590)**	(363)	**17**	16	**74**	51	**(499)**	(296)		
30	137	**(94)**	(109)	**–**	–	**(34)**	(41)	**(128)**	(151)		
5	173	**5,328**	6,796	**927**	867	**1,960**	1,950	**8,215**	9,613		

4 Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expenses), net and Income (loss) from investments accounted for using the equity method, net.

5 Amortization and impairments, net of reversals, of intangible assets other than goodwill.

6 Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €70 million in the current period and €85 million in the prior-year period, respectively.

C.4 Financial position

C.4.1 Principles and objectives of financial management

Siemens is committed to a strong financial profile, which provides the financial flexibility to achieve growth and portfolio optimization goals largely independent of capital market conditions.

Financial management at Siemens is executed according to applicable laws and internal guidelines and regulations. It includes the following activities:

C.4.1.1 LIQUIDITY MANAGEMENT

Our principal source of financing is cash inflows from operating activities. Corporate Treasury generally manages cash and cash equivalents for Siemens and has primary responsibility for raising funds in the capital markets for Siemens through various debt products, with the exception of countries with conflicting capital market controls. The relevant consolidated subsidiaries in these countries obtain financing primarily from local banks. Siemens follows a prudent borrowing policy that is aimed towards a balanced financing portfolio, a diversified maturity profile and a comfortable liquidity cushion. As of September 30, 2013, Siemens held €9.190 billion in cash and cash equivalents, mainly in euro, which were predominantly managed by Corporate Treasury. Especially since the beginning of the global financial markets crisis, Siemens monitors funding options available in the capital markets, trends in the availability of funds and the cost of such funding very closely in order to evaluate possible strategies regarding its financial and risk profile.

Corporate Treasury enters into reverse repurchase agreements with financial institutions with investment grade credit ratings. Siemens holds securities as collateral under these agreements via a third party (Euroclear) and is permitted to sell or re-pledge the securities. The extent to which Siemens engages in transactions involving reverse repurchase agreements depends on its liquidity management needs and the availability of cash and cash equivalents which varies from time to time. For further information on reverse purchase agreements, see → NOTE 30 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.4.1.2 CASH MANAGEMENT

Cash management comprises the management of bank partner relationships and bank accounts as well as the execution of payments, including the administration of cash pools, on a global level. Siemens strives to raise efficiency and transparency through a high level of standardization and continuous advancement of payment processes. Where permissible, the execution of intercompany and third party payments is effected centrally through group-wide tools with central controls to ensure compliance with internal and external guidelines and requirements. To ensure efficient management of Siemens' funds, Corporate Treasury has established a central cash management approach: to the extent legally and economically feasible, funds are pooled and managed centrally by Corporate Treasury. Conversely, funding needs within Siemens are covered centrally by Corporate Treasury via intercompany current accounts and / or loans where legally and economically feasible.

C.4.1.3 FINANCIAL RISK MANAGEMENT

Investments of cash and cash equivalents are subject to credit requirements and counterparty limits. Corporate Treasury pools and centrally manages Siemens' interest rate, certain commodity and currency risk exposures and uses financial derivative instruments in transactions with external financial institutions to offset such concentrated exposures. Especially since the beginning of the global financial market crisis, Siemens monitors counterparty risk in its financial assets and financial derivative instruments very closely. For more detailed information about financial risk management at Siemens, see → NOTE 32 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.4.1.4 MANAGEMENT OF POST-EMPLOYMENT BENEFITS

Our funding policy for post-employment-benefits is part of our overall commitment to sound financial management, which includes a continuous analysis of the structure of our pension liabilities. For more detailed information about our pension plan funding, see → C.4.6.4 POST-EMPLOYMENT BENEFITS.

C.4.1.5 CAPITAL STRUCTURE MANAGEMENT

To effectively manage its capital structure, we seek to maintain ready access to the capital markets through various debt products and to preserve its ability to repay and service its debt obligations over time. For further information on capital structure management, see → C.4.2 CAPITAL STRUCTURE.

C.4.2 Capital structure

As of September 30, 2013 and 2012 our capital structure was as follows:

(in millions of €)	September 30, 2013	2012	% Change
Total equity attributable to shareholders of Siemens AG	**28,111**	30,855	(9)%
As percentage of total capital	**58%**	60%	
Short-term debt and current maturities of long-term debt	1,944	3,826	
Long-term debt	18,509	16,880	
Total debt	**20,453**	20,707	(1)%
As percentage of total capital	**42%**	40%	
Total capital (total equity and total debt)	**48,564**	51,561	(6)%

For information on changes in equity and debt, see → C.5 NET ASSETS POSITION.

We believe that sustainable revenue and profit development can be achieved only on the basis of a healthy capital structure. A key consideration of our capital structure management is to maintain ready access to the capital markets through various debt products and to preserve our ability to repay and service our debt obligations over time. Siemens set a capital structure target range of 0.5 – 1.0. The ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). This financial performance measure indicates the approximate amount of time in years that would be needed to pay off Adjusted industrial net debt through continuing income, without taking into account interest, taxes, depreciation and amortization.

We calculate the item Adjusted industrial net debt as set forth in the table below. For further information on the calculation of Adjusted EBITDA (continuing operations), see → C.3.3 RECONCILIATION TO ADJUSTED EBITDA (CONTINUING OPERATIONS).

(in millions of €)	September 30, 2013	2012
Short-term debt and current maturities of long-term debt[1]	**1,944**	3,826
Plus: Long-term debt[1]	**18,509**	16,880
Less: Cash and cash equivalents	**(9,190)**	(10,891)
Less: Current available-for-sale financial assets	**(601)**	(524)
Net debt	**10,663**	**9,292**
Less: SFS Debt[2]	**(15,600)**	(14,558)
Plus: Post-employment benefits[3]	**9,265**	9,801
Plus: Credit guarantees	**622**	326
Less: 50% nominal amount hybrid bond[4]	**(899)**	(920)
Less: Fair value hedge accounting adjustment[5]	**(1,247)**	(1,670)
Adjusted industrial net debt	**2,805**	**2,271**
Adjusted EBITDA (continuing operations)	**8,215**	**9,613**
Adjusted industrial net debt/adjusted EBITDA (continuing operations)	**0.34**	**0.24**

1 The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,247 million and €1,670 million for the fiscal year ended September 30, 2013 and 2012, respectively.

2 The adjustment considers that both Moody's and S&P view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining credit ratings. Following this concept, we exclude SFS Debt in order to derive an adjusted industrial net debt which is not affected by SFS's financing activities.

3 To reflect Siemens' total pension liability, adjusted industrial net debt includes line item Post-employment benefits as presented in → D.3 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION.

4 The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

5 Debt is generally reported with a value representing approximately the amount to be repaid. However, for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see → NOTE 31 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SFS' capital structure differs from the capital structure for our industrial business, because SFS' business is capital-intensive and requires larger amounts of debt to finance its operations, in particular to finance its asset growth strategy. The following table provides information on the capital structure of SFS as of September 30, 2013 and 2012:

	September 30,	
(in millions of €)	2013	2012
Allocated equity	1,938	1,790
SFS Debt	15,600	14,558
Debt to equity ratio	8.05	8.13

For purposes of measuring capital efficiency at SFS, equity capital is allocated to SFS. Allocated equity capital differs from book capital as it is mainly determined and influenced by the size and quality of its portfolio of commercial finance assets, project and structured finance assets (primarily loans and leases) and equity investments. This allocation is designed to cover the risks of the underlying business. The actual risk of the SFS portfolio is evaluated and controlled on a regular basis. The allocated equity is calculated quarterly.

In August 2012 we announced, that we would adjust our capital structure through share buybacks amounting to up to €3 billion by December 30, 2012. In fiscal 2012, we repurchased 23,202,500 treasury shares at a weighted average share price of €76.14. At the beginning of fiscal 2013 we repurchased a further 14,746,786 treasury shares at a weighted average price of €78.14, and completed this share buyback program in November 2012. In addition, in fiscal 2013, we repurchased as many treasury shares as necessary to keep the number of treasury shares at a set level until the effective date of the spin-off of OSRAM and fulfilled commitments for share-based compensation through treasury shares.

In November 2013, we announced a new share buyback program. We intend to repurchase shares of up to €4 billion in volume within the next up to 24 months. The program will support our continued approach toward our capital structure target. The shares repurchased may be used for the purposes of cancellation and reduction of capital stock, issuances to employees, board members of affiliated companies and members of the Managing Board as well as to meet obligations arising under and in connection with convertible bonds and warrant bonds.

In fiscal 2014, we may again fulfill commitments for share-based compensation through treasury shares. For additional information with respect to treasury shares, see → NOTE 33 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.4.3 Credit rating

A key factor in maintaining a strong financial profile is our credit rating, which is affected by, among other factors, our capital structure, profitability, ability to generate cash flow, geographic and product diversification and our competitive market position. Our current corporate credit ratings from Moody's Investors Service (Moody's) and Standard&Poor's Ratings Services (S&P) are noted as follows:

	Moody's	S&P
Long-term debt	Aa3	A+
Short-term debt	P-1	A-1+

On May 14, 2013, Moody's changed its outlook for Siemens' credit rating from "stable" to "negative," stating that "despite the group's substantial cost reduction initiatives, we expect its profitability, cash flow generation and capital structure to be weaker than anticipated in 2013 and 2014." A rating outlook is an opinion regarding the likely direction of an issuer's long-term credit rating over the medium-term. Rating outlooks of Moody's fall into the following six categories: "positive," "negative," "stable," "developing," "ratings under review" or "no outlook."

At the same time, Moody's affirmed our "Aa3" long-term and our "P-1" short-term credit ratings. The classification "Aa" is the second highest category within Moody's long-term credit rating scale. The numerical modifier "3" indicates a ranking in the lower end of that category. The classification "P-1" is the highest available rating in the prime rating system of Moody's, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

S&P made no rating changes in fiscal 2013. S&P's long-term credit rating for Siemens is "A+" and the rating outlook is "stable." Within S&P's long-term credit rating scale, "A" is the third-highest long-term rating category. The modifier "+" indicates that our long-term debt ranks in the upper end of the "A" category. Rating outlooks of S&P fall into the following four categories: "positive," "negative," "stable" or "developing." S&P's

short-term rating is "A-1+," which is the highest rating within S&P's short-term rating scale.

The U.S. Securities and Exchange Commission granted Moody's and S&P the status of nationally recognized statistical rating organizations (NRSROs). Siemens does not have any agreements with other nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

We believe that our high credit rating for our long-term debt applied by Moody's and S&P allows us to raise funds in the capital markets with attractive conditions or to obtain flexible financing from banks. A high credit rating generally leads to lower credit spreads and therefore our rating also positively affects our funding costs. We expect no significant impact on our funding costs as a consequence of the changed rating outlook by Moody's.

Security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time and each rating should be evaluated independently of any other rating.

C.4.4 Investing activities

Due to tight control of capital expenditures, additions to intangible assets and property, plant and equipment from continuing operations decreased from €2.195 billion in the prior year to €1.869 billion in fiscal 2013. Within the Sectors, in fiscal 2013 we directed significant portions of €1.350 billion of our additions to intangible assets and property, plant and equipment to investments for technological innovations, extending our capacities for designing, manufacturing and marketing new solutions and for the necessary replacements of these fixed assets. The majority of the additions in fiscal 2013 took place in the focus areas of investing activities described below, which will basically continue to be the focus areas regarding the investing activities of the Sectors in fiscal 2014. The remaining portion in fiscal 2013, €519 million, related mainly to SRE and its responsibility for uniform and comprehensive management of Company real estate worldwide.

Energy's additions include investments mainly in improving the Sector's global footprint to secure organic growth and competitiveness by improving its cost position and strengthening technological innovations. These investments include further spending in the extension of capacities and facilities especially for the technology-driven wind power market, particularly in northern Europe.

Healthcare's investments are mainly driven by the medical imaging and therapy systems and laboratory diagnostics businesses. Large parts of the additions are related to intangible assets, such as licenses as well as developing and implementing software and IT solutions.

Industry spends a large portion of its additions to intangible assets, particularly software, and property, plant and equipment for additional capacities for innovative products, for optimization of its global footprint; and for the replacement of these fixed assets.

Infrastructure & Cities spends large amounts of its additions to intangible assets and property, plant and equipment for investments in innovations at the Power Grid Solutions & Products Business, particularly including the Low and Medium Voltage Division, and at the Building Technologies Division. The Sector also invests significant amounts in the replacement and expansion of technical equipment in order to improve productivity and its position in growing market segments, particularly at the Transportation & Logistics Business.

The changes of additions to intangible assets and property, plant and equipment from fiscal 2012 to 2013 were as follows:



Additions to intangible assets and property, plant and equipment (in millions of €)
Siemens (continuing operations)
FY 2013
1,869
FY 2012
2,195
(15)%
Energy
FY 2013
425
FY 2012
547
(22)%
Healthcare
FY 2013
291
FY 2012
354
(18)%
Industry
FY 2013
395
FY 2012
417
(5)%
Infrastructure & Cities
FY 2013
239
FY 2012
290
(18)%

For information with respect to acquisitions of businesses, see → NOTE 4 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.4.5 Cash flows

The following discussion presents an analysis of our cash flows from operating, investing and financing activities for fiscal 2013 and 2012 for both continuing and discontinued operations. Discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011, and the Water Technologies Business Unit, which was classified as discontinued operations during the fourth quarter of fiscal 2013. Siemens IT Solutions and Services was sold to AtoS in the fourth quarter of fiscal 2011. In July 2013, Siemens successfully completed its spin-off and listing of OSRAM.

The cash flows from operating activities are presented using the indirect method, i.e. cash flows are determined by adjusting net income by using a reconciliation, considering the effects of non-cash items, changes during the period in assets and liabilities, particularly in operating net working capital, and all other items for which cash effects are investing or financing activities. Cash flows from investing and financing activities are determined on the basis of the direct method, whereby major classes of cash flows are disclosed.

We report Free cash flow as a supplemental liquidity measure, which is defined as cash flows from operating activities less cash used for additions to intangible assets and property, plant and equipment. We believe that a positive Free cash flow enables us to maintain a healthy capital structure, and that the presentation of Free cash flow also provides useful information to investors because it gives an indication of the long-term cash-generating ability of our business and of our ability to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure, see → C.12 NOTES AND FORWARD-LOOKING STATEMENTS.

Cash flows from operating activities – Continuing operations provided cash for operating activities of €7.126 billion in fiscal 2013, compared to cash provided of €6.923 billion in the prior-year period. In both periods, the major component of cash inflows was income from continuing operations, which was €4.212 billion in fiscal 2013 compared to €4.642 billion in fiscal 2012. Included therein were amortization, depreciation and impairments of €2.888 billion and €2.818 billion, in fiscal 2013 and fiscal 2012, respectively. A build-up of operating net working capital led to cash outflows of €1.8 billion in fiscal 2013, compared to cash outflows of €0.8 billion in the prior-year. In both periods the increase in operating net working capital was due mainly to a decrease in billings in excess of costs and estimated earnings on uncompleted contracts and related advances primarily in the Energy Sector. Fiscal 2013 benefited from positive cash flow effects relating to the change of other assets and liabilities including the increase of personnel-related liabilities compared to a decrease in the prior year. Fiscal 2013 included cash outflows of approximately €0.4 billion corresponding to charges to income taken for the "Siemens 2014" program. For comparison fiscal 2012 included cash outflows of approximately €0.3 billion related to the revaluation of Healthcare's particle therapy business for general patient treatment as well as Healthcare's "Agenda 2013" initiative. Both fiscal years included interest received of €0.8 billion.

Cash flows

	Continuing operations		Discontinued operations		Continuing and discontinued operations	
	Year ended September 30,		Year ended September 30,		Year ended September 30,	
(in millions of €)	2013	2012	2013	2012	2013	2012
Cash flows from:						
Operating activities	7,126	6,923	214	188	7,340	7,110
Investing activities	(4,836)	(5,029)	(240)	(656)	(5,076)	(5,685)
therein: Additions to intangible assets and property, plant and equipment	(1,869)	(2,195)	(142)	(215)	(2,012)	(2,410)
Free cash flow[1]	5,257	4,727	71	(27)	5,328	4,700
Financing activities	(3,422)	(3,523)	26	468	(3,396)	(3,055)

1 The closest comparable financial measure of Free cash flow under IFRS is the line item Cash flows from operating activities. Cash flows from operating activities from continuing operations as well as from continuing and discontinued operations is reported in → D.4 CONSOLIDATED STATEMENTS OF CASH FLOWS. Other companies that report Free cash flow may define and calculate this measure differently.

Discontinued operations provided cash of €214 million in fiscal 2013, compared to cash inflows of €188 million in the prior year. In both periods cash inflows related primarily to OSRAM.

Cash flows from investing activities – Cash used in investing activities for continuing operations amounted to €4.836 billion in fiscal 2013, compared to cash used of €5.029 billion in the prior-year period. Acquisitions of businesses, net of cash acquired, totaled €2.801 billion in the current period, including a preliminary purchase price payment (excluding cash acquired) of €1.987 billion for Infrastructure & Cities' acquisition of Invensys Rail and €670 million for Industry's acquisition of LMS International NV. SFS continued to successfully execute its asset growth strategy, and cash outflows for the change in receivables from financing activities amounted to €2.175 billion and €2.087 billion, in fiscal 2013 and 2012, respectively. The prior year included acquisitions of businesses, net of cash acquired, totaling €1.295 billion, including among others the acquisition of the Connectors and Measurements Division of Expro Holdings UK 3 Ltd. In fiscal 2013 cash inflows of €2.463 billion for the disposal of investments, intangibles and property, plant and equipment included proceeds of €1.7 billion relating to the sale of our 50% stake in NSN and €0.3 billion relating to the sale of our AtoS convertible bonds. For comparison, cash inflows of €753 million in the prior year included proceeds from the sale of our interest in OAO Power Machines. Due to tight control of capital expenditures particularly within the Sectors, additions to intangible assets and property, plant and equipment from continuing operations decreased from €2.195 billion in the prior year to €1.869 billion in fiscal 2013.

Discontinued operations used cash of €240 million in fiscal 2013, compared to cash used of €656 million in the prior year, when cash outflows related to Siemens IT Solutions and Services included payments of a mid triple-digit million euro amount.

Free cash flow from continuing operations increased to €5.257 billion in fiscal 2013 from €4.727 billion a year earlier, reflecting a higher conversion of income into cash year-over-year. The increase of Free cash flow year-over-year was due to higher cash inflows from operating activities and lower additions to intangible assets and property, plant and equipment as discussed above.

On a sequential basis Free cash flow during fiscal 2013 and fiscal 2012 developed as follows:

Free cash flow (in millions of €)[1]

Quarter	Free cash flow
Q4 2013	4,357
Q3 2013	956
Q2 2013	1,360
Q1 2013	(1,416)
Q4 2012	4,328
Q3 2012	870
Q2 2012	534
Q1 2012	(1,004)

1 Continuing operations.

Cash flows from financing activities – Continuing operations used cash for financing activities of €3.422 billion in fiscal 2013, compared to cash used of €3.523 billion in the same period a year earlier. As described in → C.4.6.1 DEBT AND CREDIT FACILITIES, the current period included proceeds from the issuance of long-term debt of €3.772 billion related to the bonds issued and term loans taken. These cash inflows were more than offset by the repayment of long-term debt of €2.927 billion related mainly to the redemption of €2.0 billion fixed-rate-instruments and a US$1.0 billion floating-rate term loan and by the cash outflows for the purchase of treasury shares totaling €1.394 billion. The purchase of treasury shares was made primarily under Siemens' share buyback program, which was completed in November 2012. For comparison, prior-year proceeds from the issuance of long-term debt were €5.113 billion, including the issuance of US$3.0 billion bonds with warrant units as well as the issuance of €1.4 billion and £1.0 billion in fixed-rate instruments in four tranches. These cash inflows were largely offset by the repayment of long-term debt of €3.218 billion in the prior year for the redemption of €1.55 billion in 5.25% fixed rate instruments, €0.7 billion in floating rate assignable loans, US$0.5 billion in floating rate notes and US$0.75 billion in 5.5% notes and by the cash outflows for the purchase of treasury shares totaling €1.721 billion. Both periods included cash outflows for dividends paid to shareholders of Siemens AG, which were €2.528 billion (for fiscal 2012) in fiscal 2013 compared to €2.629 billion in fiscal 2012 (for fiscal 2011). In fiscal 2013 we recorded cash inflows of €298 million for financing of discontinued operations, compared to cash outflows of €506 million a year earlier. Discontinued operations are financed generally from Corporate Treasury. However, fiscal 2013 included an external term loan in the amount of €300 million, which was drawn by OSRAM near the effective date of its spin-off.

C.4.6 Capital resources and requirements

Our **capital resources** consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, notes and bonds, and credit facilities. In addition to cash and cash equivalents and available-for-sale financial assets, liquid resources consist of future cash flows from operating activities.

Our **capital requirements** include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, including cash outflows related to the growth strategy of SFS, dividend payments, pension plan funding, portfolio activities, and cash outflows in connection with "Siemens 2014," a company-wide program aimed at improving profitability in the Sectors.

C.4.6.1 DEBT AND CREDIT FACILITIES

Total debt comprises our Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total debt comprises Short-term debt and current maturities of long-term debt as well as Long-term debt, as stated on the Consolidated Statements of Financial Position. **Total liquidity** refers to the liquid financial assets we had available at the respective ends of the reporting periods to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position.

Net debt results from total debt less total liquidity. Management uses the Net debt measure for internal finance management, as well as for external communication with investors, analysts and rating agencies, and accordingly we believe that presentation of Net debt is useful for those concerned. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information about the usefulness and limitations of Net debt, see → C.12 NOTES AND FORWARD-LOOKING STATEMENTS.

	September 30,	
(in millions of €)	2013	2012
Short-term debt and current maturities of long-term debt	1,944	3,826
Long-term debt	18,509	16,880
Total debt	**20,453**	**20,707**
Cash and cash equivalents	(9,190)	(10,891)
Available-for-sale financial assets (current)	(601)	(524)
Total liquidity	**(9,790)**	**(11,415)**
Net debt[1]	**10,663**	**9,292**

1 We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time. Net debt comprises items as stated on → D.3 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION.

The changes in Net debt from fiscal 2012 to 2013 may also be presented as follows:

Changes in Net debt (in millions of €)


9,292
1,787
(8,914)
4,836
3,186
476
10,663
Net debt as of September 30, 2012
Cash outflows for the build-up of operating net working capital[1]
Income and other changes in cash flows from operating activities
Cash flows from investing activities[2]
Changes in certain financing activities[3]
Effect of deconsolidation of OSRAM on cash and cash equivalents
Net debt as of September 30, 2013
Total cash flows from operating activities[2]

1 In fiscal 2013, cash outflows for the build-up of operating net working capital included cash outflows for inventories less advance payments received of €218 million, for trade and other receivables of €293 million, for trade payables of €217 million and for billings in excess of costs and estimated earnings on uncompleted contracts and related advances of €1,060 million.

2 Continuing operations

3 Included cash flows relating to certain financing activities such as dividends paid and purchase of treasury shares as well as effects without cash flow impact such as effects of exchange rates and fair value hedge accounting adjustments.

Commercial paper program – We have a US$9.0 billion (€6.7 billion) global multi-currency commercial paper program in place, which includes the ability to issue US$-denominated extendible notes. In fiscal 2013 we issued commercial paper in varying amounts to fund our ongoing short-term capital requirements. Our issuances of commercial paper typically have a maturity of less than 90 days. As of September 30, 2013, we had no commercial paper outstanding. All commercial paper issued in fiscal 2013 was completely repaid within the year.

Notes and bonds – We have a "program for the issuance of debt instruments" (debt issuance program) of €15.0 billion in place which we update on a regular basis. The last update was made in May 2013. Under this program, we issued the following instruments:

> In June 2013, we issued US$400 million in floating-rate instruments due in June 2020 (private placement).
> In March 2013, we issued €2.25 billion and US$500 million in fixed-rate instruments in three tranches, comprising: €1.25 billion in 1.75% p.a. instruments due in March 2021, €1.0 billion in 2.875% p.a. instruments due in March 2028 and US$500 million in 1.5% p.a. instruments due in March 2018.
> Also in March 2013, we issued US$100 million in 3.5% p.a. fixed-rate instruments due in March 2028 (private placement).
> In September 2012, we issued €1.4 billion and £1.0 billion in fixed-rate instruments in four tranches, comprising: €400 million in 0.375% p.a. instruments due in September 2014, €1.0 billion in 1.5% p.a. instruments due in March 2020, £350 million in 2.75% p.a. instruments due in September 2025 and £650 million in 3.75% p.a. instruments due in September 2042.
> In February 2012, we issued US$400 million in floating-rate instruments (three months London Interbank Offered Rate (LIBOR) +1.4% p.a.) due in February 2019 (private placement).
> In February 2009, we issued €4.0 billion in fixed-rate instruments in two tranches, comprising: €2.0 billion in 4.125% p.a. instruments matured and redeemed at face value in February 2013, €2.0 billion in 5.125% p.a. instruments due in February 2017.
> In June 2008, we issued €3.4 billion in fixed-rate instruments in three tranches, comprising: €1.2 billion in 5.25% p.a. instruments matured and redeemed at face value in December 2011, €1.0 billion in 5.375% p.a. instruments due in June 2014 and €1.2 billion in 5.625% p.a. instruments due in June 2018. In August 2008, we increased two of the three tranches of the €3.4 billion fixed-rate instruments by €750 million, comprising: €350 million in 5.25% p.a. instruments matured and redeemed at face value in December 2011 and €400 million in 5.625% p.a. instruments due in June 2018.
> In March 2006, we issued US$1.0 billion in instruments in two tranches, comprising: US$500 million in floating-rate instruments (three months LIBOR + 0.15% p.a.) matured and redeemed at face value in March 2012 and US$500 million in 5.625% p.a. fixed-rate instruments due in March 2016.

The nominal amount outstanding under the debt issuance program was €10.9 billion as of September 30, 2013.

In February 2012, Siemens issued US$ fixed-rate bonds with warrant units in an aggregate principal amount of US$3.0 billion in two tranches, comprising: (1) US$1.5 billion in 1.05% p.a. instruments due in August 2017 and (2) US$1.5 billion in 1.65% p.a. instruments due in August 2019. Each of the US$1.5 billion bonds were issued with 6,000 detachable warrants. The warrants' exercise price was fixed in Euro. The warrants were classified as equity instruments with a fair value of €126 million at issuance presented in capital reserves in line item Other changes in equity. The warrants entitle the holders, at their option, to receive 1,806.1496 Siemens AG shares per warrant at an exercise price per share of €104.0018 during the exercise period for bond (1) and bond (2), which mature in August 2017 and August 2019, respectively. After the spin-off of OSRAM in fiscal 2013, the warrants entitle the holders to obtain OSRAM shares in addition to Siemens shares. Accordingly, the warrants no longer qualify as equity instruments since the approval of the spin-off in January 2013 and the warrants' fair value of €163 million was reclassified from line item Capital reserves to non-current other financial liabilities. The warrants result in option rights relating to a total of 21.7 million Siemens AG shares. The equivalent amount of these bonds excluding warrant units outstanding was €2.2 billion as of September 30, 2013.

In September 2006, we issued a subordinated fixed-rate hybrid bond in two tranches, comprising: €900 million in 5.25% p.a. instruments and £750 million in 6.125% p.a. instruments, both tranches with a final legal maturity in September 2066. The Company has a call option after ten years or thereafter. If the instruments are not called, both tranches will become floating-rate instruments according to the conditions of the bond. The total nominal amount of our hybrid bond was €1.8 billion as of September 30, 2013.

In August 2006, we issued US$5.0 billion medium-term notes in four tranches, comprising: US$750 million in floating-rate instruments (three months LIBOR +0.05% p.a.) matured and redeemed at face value in August 2009, US$750 million in 5.5% p.a. fixed-rate instruments matured and redeemed at face value in February 2012, US$1.750 billion in 5.75% p.a. fixed-rate instruments due in October 2016 and US$1.750 billion in 6.125% p.a. fixed-rate instruments due in August 2026. We may redeem, at any time, all or some of the fixed-rate instruments at the early redemption amount (call) according to the conditions of the instruments. The nominal amount of these US medium term notes outstanding was €2.6 billion as of September 30, 2013.

Assignable and term loans

- In March 2013, we signed and fully drew two bilateral US$500 million floating-rate term loans (three months LIBOR +0.79% p.a.). Both loans are due in March 2018 and include options for two one-year extensions. The nominal amount outstanding was €0.7 billion as of September 30, 2013.
- In June 2008, we issued four tranches of assignable loans with an aggregate amount of €1.1 billion: €370 million in floating-rate instruments (six months European Interbank Offered Rate (EURIBOR) + 0.55% p.a.) and €113.5 million in 5.283% p.a. fixed-rate instruments, both matured in June 2013 and €283.5 million in floating-rate instruments (six months EURIBOR +0.7% p.a.) and €333 million in 5.435% p.a. fixed-rate instruments, both maturing in June 2015. Both floating-rate instruments were called in August 2011 and redeemed at face value in December 2011. In June 2013, we redeemed at face value the €113.5 million in 5.283% p.a. fixed-rate instruments.

Credit facilities – We have three credit facilities at our disposal for general corporate purposes. Our credit facilities as of September 30, 2013, consisted of €6.7 billion in committed, unused lines of credit. These facilities included:

- US$3.0 billion undrawn syndicated multi-currency revolving credit facility provided by a syndicate of international banks with a five year tenor and two one-year extension options, which was signed in September 2013. It replaced a US$4.0 billion syndicated multi-currency credit facility which expired in August 2013. The US$4.0 billion facility comprised a US$1.0 billion floating-rate term loan (three months LIBOR +0.15% p.a.) which was drawn in January 2007 and redeemed at face value in August 2013 as well as an undrawn US$3.0 billion revolving tranche.
- €4.0 billion undrawn syndicated multi-currency revolving credit facility provided by a syndicate of international banks with a five year tenor and two one-year extension options, which was signed in April 2012. In February 2013, we extended this facility by one year, until April 2018. One one-year extension option is still remaining.
- €450 million bilateral undrawn revolving credit facility provided by a domestic bank expired in September 2013. This credit facility has been extended to September 2014.

The maturity profile of the loans, notes and bonds described above is presented below:

Loans, notes and bonds maturity profile
(nominal amounts outstanding in billions of €)


1.4
0.3
2.2
4.4[2]
2.7
1.4
1.3
1.3
0.4
1.3[2]
1.1
0.8
1.8[1]
2014
2015
2016
2017
2018
2019
2020
2021
2025
2026
2028
2042
2066

1 The maturity of the hybrid bond depends on the exercise of a call option: the bond is callable by us in September 2016 and thereafter, with a final legal maturity ending in September 2066.
2 We may redeem, at any time, all or some of US$-notes, issued in August 2006, at the early redemption amount (call) according to the conditions of the notes.

As mentioned above, we maintain two lines of credit, in the amounts of €4.0 billion and US$3.0 billion, respectively. These two lines of credit provide their lenders with a right of termination in the event that (1) Siemens AG becomes a subsidiary of another company or (2) a person or a group of persons acting in concert acquires control over Siemens AG by being able to exercise decisive influence over its activities (Art. 3 (2) of Council Regulation (EC) 139/2004). In addition, Siemens AG has a bilateral credit line at its disposal in the amount of €450 million as mentioned above which may be terminated by the lender if major changes in Siemens AG's corporate legal situation occur that jeopardize the orderly repayment of the credit.

None of our credit facilities contains a material adverse change provision of the type often found in facilities of such nature, and none of our global commercial paper and debt issuance programs nor our credit facilities contain specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral.

We mitigate the risk resulting from changes in the fair value of future changes relating to our loans, notes and bonds by using derivative financial instruments which allow us to hedge fair value changes by swapping fixed rates of interest rates to variable rates. As of September 30, 2013, 41% of our underlying loans, notes and bonds were changed from fixed interest rates into variable interest rates. In addition, in order to optimize our position with regard to interest income and interest expense and to manage the overall financial interest rate risk with respect to valuation risk affecting profit and loss and economic risk of changing interest rates, our Corporate Treasury performs a comprehensive corporate interest rate management, under which the interest rate risk relating to the SFS business and to the remaining group are managed separately. Further information about our bonds and the other components of our debt as well as about the use of financial instruments for hedging purposes is provided in → NOTES 22, 31 AND 32 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.4.6.2 CONTRACTUAL OBLIGATIONS

In the ordinary course of business, Siemens' primary contractual obligations regarding cash relate to debt, purchase obligations and operating leases.

The following table summarizes our contractual obligations as of September 30, 2013 that will result in future cash outflows:

Payments due by period

(in millions of €)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Debt	20,453	1,944	2,928	7,580	8,001
Purchase obligations	19,977	14,441	3,037	1,148	1,350
Operating leases	3,120	807	1,020	536	757
Total contractual obligations	**43,550**	**17,192**	**6,985**	**9,264**	**10,108**

Debt – As of September 30, 2013, Siemens had €20.453 billion of short- and long-term debt, of which €1.944 billion will become due within the next twelve months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next twelve months. Further information about the components of debt is given in → NOTE 22 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Debt for Siemens as of September 30, 2013 consisted of the following:

(in millions of €)	Short-term	Long-term	Total
Notes and bonds	1,431	17,060	18,491
Loans from banks	412	1,233	1,645
Other financial indebtedness	82	106	188
Obligations under finance leases	20	110	130
Total debt	**1,944**	**18,509**	**20,453**

Purchase obligations – Purchase obligations include agreements to purchase goods or services, which are enforceable and legally binding and which specify all of the following items: (1) fixed or minimum quantities, (2) fixed, minimum or variable price provisions and (3) approximate timing of the transaction. As of September 30, 2013, Siemens had €19.977 billion in purchase obligations. These purchase obligations primarily related to agreements of our Sectors on the purchase of goods such as property, plant and equipment, intangible assets, raw materials and supplies or to the purchase of services such as advertising or maintenance. These purchase obligations have not been recognized as liabilities or expenses as of September 30, 2013.

In December 2010, Siemens and AtoS signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. The closing of the transaction was on July 1, 2011. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS provides managed services and system integration to Siemens. The expected remaining cash outflows from the outsourcing contract are included in these purchase obligations. For further information on that transaction, see → NOTE 4 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Operating leases – As of September 30, 2013, Siemens had a total of €3.120 billion in total future payment obligations under non-cancelable operating leases, mainly relating to SRE activities.

Other – Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs related to remediation and environmental protection, which amounted to €1.096 billion as of September 30, 2013. The environmental clean-up costs related to remediation and environmental protection liabilities have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). For additional information with respect to asset retirement obligations, see → NOTE 24 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Our liquidity may be adversely affected in future periods by regular or special contributions to fund our post-employment benefits. As of September 30, 2013, our liability for post-employment benefits as recognized in the Consolidated Statements of Financial Positions amounted to €9.265 billion. However, the recognized liability may fluctuate significantly in future periods due to changes in assumptions used in calculating the defined benefit obligations (DBO), in particular the discount rates, compensation increase rates, pension progression rates and mortality rates. Actual developments may differ from assumptions due to changing economic and other conditions of the country in which the retirement plans are situated, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the funded pension plans during fiscal 2014 amount to €631 million, including contributions due to contractual and legal obligations of approximately €0.2 billion. Additional contributions to our pension benefit plans may be made or contractually agreed at the discretion of our management after the end of the reporting period. The latest funding valuation in the U.K. in calendar year 2011 resulted in a technical underfunding of £939 (€1,123) million, based on the assumptions at that date. As a result Siemens entered in fiscal 2013 into an agreement with the trustees to provide an annual payment of £31 (€37) million for the next 20 years, beginning in fiscal 2014. In addition to these payments the Company is obliged to pay £15 (€18) million until the next funding valuation, when the funding requirements will be updated based on new assumptions. This valuation will take place approximately at the end of calendar year 2015. For additional information regarding contributions to the fund our post-employment benefits, see → NOTE 23 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

For further information with respect to contractual obligations, see → NOTE 32 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.4.6.3 OFF-BALANCE SHEET ARRANGEMENTS

Guarantees – Siemens guarantees are principally credit guarantees and guarantees of third-party performance. As of September 30, 2013, the undiscounted maximum amount of potential future payments for guarantees was €5.973 billion, including guarantees relating to discontinued operations. Credit guarantees cover the financial obligations of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and other companies accounted for using the equity method. Total credit guarantees were €622 million as of September 30, 2013. Furthermore, Siemens issues guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €1.593 billion as of September 30, 2013.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), provides the services required by the terms of the contract. Siemens is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with this project, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM in December 2006. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. Total future payments that we could potentially be required to make amounted to €1.89 billion as of September 30, 2013, and will be reduced by approximately €400 million per year over the remaining four-years of the contract period as of September 30, 2013. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Other guarantees amounted to €1.867 billion as of September 30, 2013 and included indemnifications issued in connection with dispositions of business entities. Such indemnifications, if customary to the relevant transactions, may protect the buyer from potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications include those for EN, disposed of in fiscal 2008, and Siemens IT Solutions and Services disposed of in fiscal 2011. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees.

Capital commitments – As of September 30, 2013, the Company had commitments to make capital contributions to various companies of €223 million.

For additional information with respect to guarantees and our other commitments, see → NOTE 28 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.4.6.4 POST-EMPLOYMENT BENEFITS

As of September 30, 2013, the combined funded status of Siemens' pension plans showed an underfunding of €8.5 billion, compared to an underfunding of €8.9 billion as of September 30, 2012. While the fair value of plan assets remained unchanged, the defined benefit obligation (DBO) decreased by €0.4 billion.

The DBO of Siemens' pension plans, which takes into account future compensation and pension increases, amounted to €32.6 billion on September 30, 2013, compared to a DBO of €33.0 billion at the end of the prior fiscal year. The decrease resulted from benefits paid and positive currency translation effects, only partly offset by accrued service and interest cost. Effects from assumption changes and deviations between actual and assumed development of the DBO offset each other in fiscal 2013.

The fair value of Siemens' plan assets was €24.1 billion, as of both September 30, 2013 and September 30, 2012. The actual return on plan assets for fiscal 2013 amounted to €1.3 billion, resulting mainly from equity investments. Employer contributions amounted to €0.5 billion. These positive factors were offset by benefits paid and negative currency translation effects.

Funded status of Siemens' pension plans (in billions of €)[1]

September 30, 2013	(8.5)
September 30, 2012	(8.9)

1 Continuing operations.

The combined funded status of Siemens' predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.6 billion as of September 30, 2013, compared to an underfunding of €0.7 billion at the end of the prior fiscal year. The underfunding decreased mainly due to benefits paid and the annual remeasurement of DBO.

For more information on Siemens' pension plans, see → NOTE 23 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.4.6.5 OTHER CAPITAL RESOURCES AND REQUIREMENTS

At the Annual Shareholders' Meeting scheduled for January 28, 2014, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2013: distribution of a dividend of €3.00 on each no-par value share entitled to the dividend for fiscal year 2013 existing at the date of the Annual Shareholders' Meeting, which is presently expected to result in total distribution of approximately €2.5 billion.

In November 2013, we announced that we will adjust our capital structure through share buybacks. We expect cash outflows up to €4 billion within the next up to 24 months.

Other capital requirements also include expected cash outflows of €0.7 billion in fiscal 2014 relating to charges for the "Siemens 2014" productivity improvement program.

After the end of fiscal 2013, we signed an agreement to sell our business for treating and processing municipal and industrial water and wastewater that are bundled in our Water Technologies Business Unit, as well as the related service activities, to funds managed by American European Associates Investors LP (AEA), U.S. We expect to receive payments relating to this transaction of €0.6 billion in the first half of fiscal 2014.

With our ability to generate positive operating cash flows, our total liquidity of €9.790 billion and our €6.7 billion in unused lines of credit and given our credit ratings at year-end, we believe that we have sufficient flexibility to fund our capital requirements including scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company's present requirements.


C.5 Net assets position

Structure of Consolidated Statements of Financial Position (in millions of €)


Total assets
(6)%
Total liabilities and equity
(6)%
101,936
108,251
101,936
108,251
Total current assets 46,937 (46%)
therein: Total liquidity 9,790 (10%)
Total non-current assets 54,999 (54%)
52,128 (48%)
11,415 (11%)
56,123 (52%)
Total current liabilities 37,868 (37%)
Total non-current liabilities 35,443 (35%)
Total equity 28,625 (28%)
42,627 (39%)
34,200 (32%)
31,424 (29%)
Sep. 30, 2013
Sep. 30, 2012
Sep. 30, 2013
Sep. 30, 2012

Our total assets in fiscal 2013 were influenced by negative currency translation effects of €3.434 billion, led by the US$. Within total assets of €101.936 billion, total assets related to SFS increased to €18.661 billion as of September 30, 2013 from €17.405 billion a year earlier. Within total liabilities, SFS debt increased to €15.600 billion from €14.558 billion a year earlier. Both changes were driven by the growth strategy at SFS. SFS assets represented 18% of Siemens' total assets as of September 2013, compared to 16% a year earlier. SFS debt represented 15% of Siemens total liabilities and equity, compared to 13% at the end of fiscal 2012.

The following discussion presents an analysis of changes of our Consolidated Statements of Financial Position.

	September 30,	
(in millions of €)	2013	2012
Cash and cash equivalents	9,190	10,891
Available-for-sale financial assets	601	524
Trade and other receivables	14,853	15,220
Other current financial assets	3,250	2,901
Inventories	15,560	15,679
Current income tax assets	794	836
Other current assets	1,297	1,277
Assets classified as held for disposal	1,393	4,799
Total current assets	**46,937**	**52,128**

Cash and cash equivalents decreased by €1.701 billion from the prior-year level. For detailed information regarding the change, see → C.4.5 CASH FLOWS.

The main factor in the decrease in the line item Trade and other receivables of €367 million was negative currency translation effects.

The increase in loans receivable of SFS, associated with its growth strategy, was the primary factor in the increase of €349 million year-over-year in the line item Other current financial assets.

In July 2013, we successfully completed our spin-off and listing of OSRAM. As a result, we derecognized the net carrying amount of the disposal group OSRAM and the associated spin-off liability. Mainly due to this spin-off, the line item Assets classified as held for disposal decreased to €1.393 billion as of September 30, 2013 compared to €4.799 billion a year earlier.

	September 30,	
(in millions of €)	2013	2012
Goodwill	17,883	17,069
Other intangible assets	5,057	4,595
Property, plant and equipment	9,815	10,763
Investments accounted for using the equity method	3,022	4,436
Other financial assets	15,117	14,666
Deferred tax assets	3,234	3,748
Other assets	872	846
Total non-current assets	**54,999**	**56,123**

Goodwill increased to €17.883 billion as of September 30, 2013 compared to €17.069 billion a year earlier. The increase in goodwill was due mainly to acquisitions and purchase accounting adjustments, partly offset by negative currency translation effects. Acquisitions and purchase accounting adjustments included the acquisition of Invensys Rail, which is being integrated into the Infrastructure & Cities Sector's Mobility and Logistics Division, and LMS International NV, which is being integrated into the Industry Sector's Industry Automation Division.

Other intangible assets increased to €5.057 billion as of September 2013 compared to €4.595 billion a year earlier. The increase is due mainly to the acquisitions mentioned above, partly offset by amortization and impairments.

Property, plant and equipment decreased by €948 million year-over-year. Additions in fiscal 2013 were more than offset by retirements, depreciation and impairments and negative currency translation effects.

Investments accounted for using the equity method decreased year-over-year by €1.415 billion. The main factor was the sale of our 50% share in NSN to its other shareholder, Nokia Corporation.

The line item Other financial assets increased to €15.117 billion as of September 30, 2013 compared to €14.666 billion a year earlier. The change was due primarily to higher loans receivable driven by the growth strategy at SFS and to the recognition of our 17.0% stake in OSRAM after the spin-off, partly offset by a decrease in the non-current portion of the fair market values of financial derivatives used for our hedging activities.

(in millions of €)	September 30, 2013	2012
Short-term debt and current maturities of long-term debt	1,944	3,826
Trade payables	7,599	8,036
Other current financial liabilities	1,515	1,460
Current provisions	4,485	4,750
Current income tax liabilities	2,151	2,204
Other current liabilities	19,701	20,302
Liabilities associated with assets classified as held for disposal	473	2,049
Total current liabilities	**37,868**	**42,627**

Short-term debt and current maturities of long-term debt decreased by €1.882 billion as of September 30, 2013 compared to the end of the prior fiscal year. The main factors in the decrease were the redemption of €2.0 billion in fixed-rate-instruments and a US$1.0 billion floating-rate term loan, partly offset by reclassifications of long-term €1.0 billion in 5.375% p.a. instruments due in June 2014 and €400 million in 0.375% p.a. instruments due in September 2014.

The decrease of €436 million in the line item Trade payables was due primarily to negative currency translation effects.

The main factor of the decrease in the line item Other current liabilities to €19.701 billion as of September 30, 2013 from €20.302 billion a year earlier was a decrease in billings in excess of costs and estimated earnings on uncompleted contracts and related advances.

Liabilities associated with assets classified as held for disposal decreased to €473 million as of September 30, 2013 from €2.049 billion a year earlier. The main factor was lower liabilities due to OSRAM's spin-off.

(in millions of €)	September 30, 2013	2012
Long-term debt	18,509	16,880
Post-employment benefits	9,265	9,801
Deferred tax liabilities	504	494
Provisions	3,907	3,908
Other financial liabilities	1,184	1,083
Other liabilities	2,074	2,034
Total non-current liabilities	**35,443**	**34,200**

Long-term debt increased by €1.629 billion as of September 30, 2013, due mainly to the issuance of €1.25 billion in 1.75% p.a. instruments, €1.0 billion in 2.875% p.a. instruments, US$500 million in 1.5% p.a. instruments, two bilateral US$500 million floating-rate term loans, US$400 million in floating-rate instruments and US$100 million in 3.5% p.a. fixed-rate instruments. These issuances were partly offset by the above-mentioned reclassification in the line item Short-term debt and current maturities of long-term debt.

The line item Post-employment benefits decreased by €536 million as of September 30, 2013, mainly due to the decrease of the defined benefit obligation.

(in millions of €)	September 30, 2013	2012
Total equity attributable to shareholders of Siemens AG	28,111	30,855
Equity ratio	28%	29%
Non-controlling interests	514	569
Total liabilities and equity	101,936	108,251

Total equity attributable to shareholders of Siemens AG decreased from €30.855 billion at the end of fiscal 2012 to €28.111 billion at the end of fiscal 2013. In fiscal 2013, the main factors relating to the decrease in total equity attributable to shareholders of Siemens AG were: (1) Dividend payments of €2.528 billion (paid for fiscal 2012); (2) measuring OSRAM's spin-off liability at fair value with any changes recognized in retained earnings of €2.270 billion and (3) repurchase of 17,150,820 treasury shares at weighted average costs per share of €78.66. This decrease was partly offset by net income attributable to shareholders of Siemens AG of €4.284 billion.

For additional information on our net assets position, see → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

European sovereign credit exposures – Due to uncertainties regarding European sovereign debt exposures, we regularly monitor our credit exposures in particular to public and private sector debtors in Italy, Spain, Greece, Portugal and Ireland. These credit exposures include trade receivables from the sale of goods and services, receivables from finance leases and other financial assets, totaling a low single-digit billion euro amount as of September 30, 2013. To evaluate these exposures we perform a credit rating for public and private sector debtors using different methods subject to centrally defined limits. For exposures to public sector debtors, which represented approximately one third of these exposures, we applied a specific policy. This policy requires that the rating applied to individual public sector customers cannot be better than the weakest of the sovereign ratings provided by Moody's, S&P's and Fitch for the respective country. Based on our ratings and our credit exposures to end customers or main contractors located in Italy, Spain, Greece, Portugal and Ireland, we believe that Siemens is well-positioned to bear these risks.

C.6 Overall assessment of the economic position

In fiscal 2013 our revenue came in 2% below the prior fiscal year. A slight increase at Infrastructure & Cities was more than offset by lower revenue at Industry and Energy. Revenue at Healthcare was stable year-over-year. On an organic basis, excluding currency translation and portfolio effects, revenue was 1% down year-over-year, within our forecast given in our Annual Report for fiscal 2012. We increased orders by 8% year-over-year. This increase was driven by our Infrastructure & Cities Sector and the Energy Sector. Both Sectors won a sharply higher volume from major contracts – Infrastructure & Cities within its Transportation & Logistics Business and Energy within its Wind Power Division.

In fiscal 2013, we achieved income from continuing operations of €4.212 billion. This was lower than income from continuing operations of €4.642 billion a year earlier and also below our expectation of €4.5 to €5.0 billion as presented in our Annual Report for 2012. A condition of that forecast was an expected recovery in the markets for our short-cycle businesses in the second half of fiscal 2013. This did not materialize. Additionally, that forecast assumed "Siemens 2014" charges for fiscal 2013 of €1.0 billion (pretax). In fact the amount came in €0.3 billion higher. Other factors largely offset each other. While profit in the Energy Sector was burdened by portfolio topics related to the solar business, this impact was more than offset by positive effects related to the sale of our stake in NSN. Due mainly to these factors, we adjusted our forecast for Income from continuing operations to €4.0 billion in the Interim Report for the third quarter of fiscal 2013.

Lower Income from continuing operations year-over-year was due mainly to sharply lower profit in Infrastructure & Cites and Industry. These Sectors took the two largest shares in the above-mentioned "Siemens 2014" charges. Profit at Infrastructure & Cities was also burdened by sharply higher project charges while profit development at Industry was also held back by challenging market conditions, particularly in the Sector's short-cycle businesses as mentioned above. In contrast, Healthcare significantly improved profit year-over-year due mainly to successful execution of its "Agenda 2013" and lower charges associated with the initiative compared to the prior year. Profit at Energy rose moderately year-over-year. In both fiscal years the Sector's profit development was heavily burdened by charges. While profit in the current period was particularly impacted by "Siemens 2014" charges, charges related to projects and Iran were substantially higher in the prior-year period. While Total Sectors profit fell year-over-year, this was partly offset by a strong improvement outside the Sectors. In particular, Equity Investments posted a profit in fiscal 2013 following a loss a year earlier, as it benefited from a positive effect stemming from a partial reversal of an impairment of our stake in NSN and a gain related to the sale of this stake during the fourth quarter of fiscal 2013. In the prior fiscal year, results at Equity Investments were burdened by substantial restructuring charges at NSN.

Net income in fiscal 2013 increased to €4.409 billion, up from €4.282 billion a year earlier, as results related to discontinued operations swung to a positive €197 million in fiscal 2013 from a negative €360 million a year earlier. The improvement in discontinued operations year-over-year was due mainly to OSRAM, which we successfully spun off in the fourth quarter of fiscal 2013. Due to higher Net income and a lower number of shares outstanding year-over-year following the share buyback program which we initiated in the fourth quarter of fiscal 2012, basic EPS rose to €5.08 in the current period, up from €4.74 a year earlier.

In fiscal 2013, Healthcare reached the upper end of its adjusted EBITDA margin target range. Adjusted EBITDA margin at Industry fell year-over-year, but the Sector remained in its target range. Despite burdens from the solar business, Energy nearly reached the lower end of its adjusted EBITDA target range, while Infrastructure & Cities clearly missed its range.

As a result of a combination of lower than expected Income from continuing operations and a higher average capital employed, ROCE (adjusted) for continuing operations declined to 13.8% in fiscal 2013. This was below the lower end of our target range of 15% to 20%, which we expected to reach. ROCE (adjusted) for continuing operations a year earlier was 15.5%.

Our Free cash flow from continuing operations rose 11% to €5.257 billion year-over-year, as we increased our cash flows from operating activities and reduced investments in intangible assets and property, plant and equipment year-over-year.

We made further progress in fiscal 2013 with regard to reaching our capital structure target. This target is defined as the ratio of adjusted industrial net debt to adjusted EBITDA, and set at 0.5 to 1.0 for the medium term. As forecast in our Annual Report for 2012, we increased the ratio year-over-year, to 0.34 from 0.24 a year earlier.

Overall, we believe that we achieved the goals for revenue and our capital structure announced in our Annual Report for 2012. Also we exceeded our revised target for Income from continuing operations announced in our Interim Report for the third quarter of fiscal 2013. ROCE (adjusted) for continuing operations was below our expectations due primarily to lower Income from continuing operations than we forecast a year ago.

During the course of fiscal 2013 it became less likely that our previous expectations for our markets would materialize. We therefore no longer expect to achieve a Total Sectors profit margin of at least 12% in fiscal 2014. But we will continue to rigorously execute our "Siemens 2014" program that was designed to achieve the margin target. At the end of fiscal 2013, we were ahead of identifying and implementing the measures within the program aimed at sustainably improving our productivity. We expect that "Siemens 2014" will help us to narrow or close the gap to our competitors in coming years.

During fiscal 2013, we also made strong progress in focusing our portfolio. Our successful spin-off of OSRAM was the first such partial spin-off by a German company. With the spin-off, Siemens shareholders received one OSRAM share per ten Siemens AG shares. Independence gives OSRAM the entrepreneurial flexibility to focus exclusively on its own market, with additional sources for financing. A stake in OSRAM gives shareholders of Siemens AG an additional opportunity to participate in OSRAM's potential growth and value creation. The shares of Siemens AG rose on the first day of trading for OSRAM, July 8, 2013, and the shares of both companies clearly outperformed the German DAX stock index through the remainder of the fiscal year. We also sold our 50% stake in NSN. After the end of fiscal 2013, we signed an agreement to sell our business of mechanical, biological and chemical water treatment and processing. Furthermore, we intend to sell our airport logistics and postal automation business and exit our solar business after completion of projects under execution. At the same time, we strengthened our core activities by acquiring LMS International NV (LMS) to expand and complement the Industry Sector's industrial IT and software business, and by acquiring Invensys Rail to expand Infrastructure & Cities' presence in the growing global rail automation market.

We intend to continue providing an attractive return to shareholders. As in the past, we intend to fund the dividend payout from Free cash flow. The Siemens Managing Board, in agreement with the Supervisory Board, proposes a dividend of €3.00 per share, unchanged from a year earlier.

C.7 Subsequent events

After the end of fiscal 2013, Siemens signed an agreement to sell its business for treating and processing municipal and industrial water and wastewater that are bundled in the Siemens Water Technologies Business Unit, as well as the related service activities, to funds managed by AEA Investors LP, U.S., for a purchase price of €0.6 billion. Closing of the transaction is subject to approval by regulatory authorities and is expected in the first half of fiscal 2014.

In November 2013, Siemens announced a share buyback of up to €4 billion ending latest on October 31, 2015. The buybacks will be made under the current authorization granted at the Annual Shareholders' Meeting on January 25, 2011, which allows for further share repurchases of a maximum of 47.8 million shares under this program. Shares repurchased may be used for cancelling and reducing capital stock, for issuing shares to current and former employees, to members of the Managing Board and board members of affiliated companies and for meeting obligations from or in connection with convertible bonds or warrant bonds.

C.8.1 Sustainability at Siemens

C.8.1.1 OVERVIEW

Sustainability is a guiding principle within our Company. Siemens has defined sustainability to mean acting responsibly on behalf of future generations to achieve economic, environmental and social progress. We are aware of the associated high standards and the possibility of conflicting goals. Nevertheless, the aim to create sustainable added value remains a key element of our corporate strategy. We are convinced that sustainability, in this sense, is also a business opportunity, and one that is worth seizing. One Siemens, our framework for sustainable value creation and capital-efficient growth, addresses this business opportunity with its three strategic directions: Focus on innovation-driven growth markets, Get closer to our customers and Use the power of Siemens. The relationship of each element to sustainability is explained below.

> The products and solutions in our Environmental Portfolio and the innovation power of Siemens play a central role in contributing to environmental and climate protection while also strengthening our standing in the innovation-driven growth markets that we focus on.
> An intense customer focus and a competitive, globally balanced and localized network of suppliers supports us in getting closer to our customers all over the world.
> Excellent employees are one of Siemens' vital strengths as they play a key role in our success and are the true power of Siemens. Leveraging the power of Siemens also means strictly adhering to clear principles of integrity – something we also expect of our partners and suppliers.

As these examples show, sustainability is not embellishment at Siemens – it's a central theme of our corporate strategy. The following chapters detail this approach and provide further information on sustainability at Siemens.

C.8.1.2 SUSTAINABILITY MANAGEMENT AND ORGANIZATION

The importance we attach to the topic of sustainability is evident in its central position within the Company's organization and in our programs and the measures we execute. Efficient sustainability management is a company-wide task that requires a clear organizational structure and a thorough anchoring of sustainability in our corporate culture. All our sustainability activities are steered by the Chief Sustainability Officer, who is a member of our Managing Board. In order to coordinate and manage our sustainability activities efficiently, we established the Siemens Sustainability Board, the Sustainability Office and the Siemens Sustainability Advisory Board.

The Siemens Sustainability Board, which is chaired by the Chief Sustainability Officer, is the central steering committee for sustainability at Siemens. In its regular meetings it directs our sustainability program as part of our sustainable strategy and adopts appropriate measures and initiatives. Our Chief Sustainability Officer also manages the Sustainability Office, which is responsible for driving sustainability further within Siemens and for coordinating the sustainability program and other company-wide programs and measures.

To help us maintain an objective perspective on our sustainability challenges and performance, we have also created the

Siemens Sustainability Board in fiscal 2013

Chief Sustainability Officer

Siemens Sustainability Board

Head of Corporate Communications and Government Affairs	Head of Corporate Strategies	Head of Corporate Human Resources – EMEA and Governance Processes	Head of Environmental Protection, Health Management and Safety	Head of Corporate Technology – Research & Technology Center	Head of Corporate Finance – Reporting and Controlling	Head of Corporate Legal and Compliance
Chief Compliance Officer	CTO of Energy (Energy)	CEO of Imaging & Therapy Systems (Healthcare)	CEO of Customer Services (Industry)	CEO of Low and Medium Voltage (Infrastructure & Cities)	CEO of Siemens Financial Services	CEO of Cluster Brazil

Siemens Sustainability Advisory Board, composed of eight eminent figures in science and industry from a range of disciplines and regions of the world. None are employees of Siemens. The Board meets at least twice a year, and through professional exchanges and practical initiatives has already contributed to the further development of our sustainability program.

Furthermore, assigned Sustainability Managers in the Sectors and regional units ensure that sustainability measures are implemented throughout the Company.

In our Sustainability Program we focus on targets and activities in three areas: "Business opportunities," "Walk the talk," and "Stakeholder engagement." In the first area, we turn our approach to sustainability into concrete business opportunities. "Walk the talk" means we are committed to embedding sustainability throughout our organization and operations. In the third area, we focus on collaboration with all relevant stakeholders. We regularly refine the underlying targets and activities based on internal and external input, such as from our dialogue with stakeholders.

C.8.1.3 COLLABORATING FOR SUSTAINABILITY AND PERFORMANCE

Our sustainability efforts are based on our Business Conduct Guidelines, which provide the ethical and legal framework within which we conduct our business activities. They contain the basic principles and rules for our conduct internally and externally. Specific issues, such as those relating to the environment, are covered in more detailed regulations and guidelines. The Business Conduct Guidelines are binding for all companies controlled by Siemens.

Furthermore, we believe that close collaboration with stakeholders supports us in addressing complex, interlocking sustainability challenges and topics. Maintaining an intensive dialogue with partners along the supply chain and with external stakeholder groups and organizations is important for us: Siemens is actively engaged with leading global sustainability organizations, such as the World Business Council for Sustainable Development (WBCSD) and the World Resources Institute (WRI). We also liaise every two years with a broad group of stakeholders on key sustainability issues, and track their most significant concerns in a materiality matrix that helps guide our sustainability program.

In addition, we are committed to international standards and guidelines for sustainability. For example, we signed on to the United Nations Global Compact in 2003 and became a signatory to the Global Compact's CEO Water Mandate in 2008; since fiscal 2011, we are a member of the steering committee of the Global Compact's "Caring for Climate" initiative. We regularly report on our sustainability performance using the guidelines (G3.0) of the Global Reporting Initiative (GRI), which aim at high transparency and comparability for corporate sustainability reporting.

Siemens has been part of the widely respected Dow Jones Sustainability Index for 14 consecutive years. Within the Index, we were ranked as Industry Leader in 2013 for Industrial Conglomerates for the sixth time in a row, and as Industry Group Leader for Capital Goods for the second time. We also earned high ratings on a number of other indexes and rankings, including those created by the prestigious CDP (Carbon Disclosure Project). Siemens had one of the top scores in the world for the sixth time in a row.

C.8.2 Research and development

C.8.2.1 RESEARCH AND DEVELOPMENT – ORGANIZATION AND STRATEGY

In fiscal 2013, we continued to focus on the following areas in research and development (R&D):

(1) ensuring long-term future viability,
(2) enhancing technological competitiveness, and
(3) optimizing the allocation of R&D resources.

Our R&D activities are geared toward ensuring economically sustainable energy supplies and developing software solutions, which are essential to maintaining the long-term competitiveness of our Sectors. Accordingly, major focus areas include:

> increasing the efficiency of renewable and conventional energy sources for power generation,
> improving low-loss electricity transmission systems,
> developing new solutions for smart grids, carbon dioxide separation systems for power plants, and technologies for storing energy from fluctuating renewable sources,
> making medical imaging, in-vitro diagnostics, and healthcare IT an integral part of outcome oriented treatment plans, and
> further development of industrial software to accelerate processes at every point along the value chain.

Another major focus is promoting more efficient energy use in buildings, industrial facilities, and the transport sector. Examples include the development of electric drives and mass transportation systems such as local and long-distance trains and subways.

Across all focus areas, we recognize the vital importance of sophisticated software solutions. This is true not just for the areas mentioned above but also in nearly all of the other fields in which Siemens is active. Siemens software was used, for example, to virtually develop, build, test, and continually optimize the Mars rover Curiosity, before it was built. Curiosity landed on Mars in August 2012.

R&D activities are carried out by both our Sectors and our Corporate Technology (CT) department. The Sectors focus their R&D efforts on the next generations of their products and solutions. In contrast, the aim of CT is to work with our operating units to develop the Group's technology and innovation strategies, especially for the next generation of their products and solutions. In addition, CT helps secure our technological and innovational future.

CT is a worldwide network with primary locations in Germany, the U.S., China, Russia, India, and Austria. The more than 6,900 CT employees contribute their in-depth understanding of fundamental technologies, models, and trends, as well as their wealth of software and process expertise. CT strives to secure the technological and innovative future through commonly developed core technology initiatives such as future of automation, data to business or system integration. With its global network of experts, our corporate research unit serves as a strategic partner for Siemens' operating units. CT makes important contributions along the entire value chain, from research and development to production technology, manufacturing processes, and the testing of products and solutions. CT is also networked with leading universities and research institutes worldwide. The principal objectives of these close collaborations with strong external partners are:

> leveraging the potential of joint R&D projects,
> establishing and further developing a network of universities and research institutes that Siemens closely cooperates with, as well as systematically enhancing communication with these institutions, and
> strengthening Siemens' attractiveness as an employer of choice for highly qualified young talents in scientific and technical disciplines.

Such new collaborative approaches are also a substantial part of our Open Innovation (OI) concept, in which we receive input from internal as well as external experts that significantly contributes to the innovative power of the Company. With OI we aim to overcome the barriers of silo thinking, to prove and truly leverage the potential of an open network enterprise. Since 2008, when the first OI project was launched, 35,000 employees from more than 80 countries have participated in nine internal OI pilot projects and our external efforts have mobilized more than 1,750 external solvers on 17 projects.

The technology fields addressed by OI cover all technological areas of Siemens. They include:

> research on materials that help make our products more efficient;
> the creation of IT platforms, IT security solutions, software architecture, technical systems, energy technologies, sensors, and electronic components; and
> research into new solutions for system engineering, data analysis, automation and communication technologies, medical information systems, and imaging processes.

In addition, Siemens takes part in publicly funded research programs. The most important research areas include the development of sustainable technologies including recycling, the communication of machines, the creation of new materials and bio-technology.

CT offers extensive process and production consulting services for development and manufacturing units at Siemens. CT employs more than 4,400 software developers at locations in Asia, Europe, and the Americas. These specialists help our Business Units develop concepts from the initial idea to the finished product.

CT strategically handles the intellectual property of Siemens. Around 430 experts help the Company register patents and trademarks, establish them, and put them to profitable use.

C.8.2.2 RESEARCH AND DEVELOPMENT FIGURES

In fiscal 2013, we reported research and development expenses of €4.291 billion, compared to €4.245 billion in fiscal 2012 and €3.903 billion in fiscal 2011. The resulting R&D intensity, defined as the ratio of R&D expenses and revenue, was 5.7%, above the R&D intensity in fiscal 2012 and fiscal 2011.

R&D intensity

		Research and development expenses (in billions of €)	Research and development intensity[1]
FY 2013	4.291		5.7%
FY 2012	4.245		5.5%
FY 2011	3.903		5.4%

1 R&D intensity is defined as the ratio of R&D expenses and revenue.

R&D expenses and intensity for the Sectors in fiscal 2013, 2012 and 2011 were as follows:

R&D expenses

(in millions of €)	FY 2013	FY 2012	FY 2011
Energy	872	868	782
Healthcare	1,230	1,314	1,173
Industry	1,265	1,192	1,103
Infrastructure & Cities	731	699	696

R&D intensity

	FY 2013	FY 2012	FY 2011
Energy	3.3%	3.1%	3.1%
Healthcare	9.0%	9.6%	9.4%
Industry	6.8%	6.1%	5.9%
Infrastructure & Cities	4.1%	4.0%	4.1%

CT incurred additional R&D expenses.

R&D indicators[1]

(in thousands)	FY 2013	FY 2012
Employees[2]	29.8	29.5
Inventions[3]	8.4	8.8
Patent first filings[4]	4.0	4.6

1 Continuing operations.
2 Average number of employees in fiscal year.
3 Number of inventions reported by the Business Units in an internal report.
4 First filings as part of inventions submitted to patent offices.

In our continuing operations, we had an average of approximately 13,300 R&D employees in Germany and approximately 16,500 employees in approximately 30 other countries during fiscal 2013, including, among others, the U.S., China, Austria, and India.

As of September 30, 2013, Siemens held approximately 60,000 granted patents worldwide in its continuing operations. As of September 30, 2012, it held approximately 57,000 granted patents. In terms of the number of published patent applications in calendar year 2012, Siemens ranked third in Germany and second in Europe. Siemens was also ranked eleventh in the statistics for patents issued in the U.S. in calendar year 2012.

Rank in patent office statistics

	2012	2011	2010
Germany – German Patent and Trade Mark Office (DPMA)	3	3	3
Europe – European Patent Office (EPO)	2	1	1
U.S. – United States Patent and Trademark Office (US PTO)	11	10	9

C.8.2.3 RESEARCH AND DEVELOPMENT IN THE SECTORS

Our R&D activities in the Energy Sector are focused on developing methods for the efficient generation and transmission of electrical energy, including

- technologies for low-loss electricity transmission,
- advanced gas turbines that increase the efficiency and reduce emissions of power plants,
- combined cycle power plants, to increase the availability of electricity through higher flexibility,
- wind turbine innovations,
- technologies that extract the greenhouse gas carbon dioxide from the flue gas that occurs during fossil fuel-fired power generation (carbon capture and storage), and
- a subsea power grid to make deep-sea oil and gas extraction more profitable.

Examples of research and development in Energy include Type B75 rotor blades for wind turbines, which are 75 meters in length; this makes them, to our knowledge, the longest rotor blades in operation in the world as of the date of this report. At 25 tons, the B75 is also a "lightweight," as it is 10% to 20% lighter than comparable rotor blades. Heavy rotor blades are subjected to higher stress loads and also require more massive nacelles, towers, and foundations. The combination of intelligent design and low weight therefore has a positive effect on the cost of wind power production.

In 2011, a combined-cycle power-generation island built by Siemens in Irsching, Germany, demonstrated an unprecedented net efficiency rating of 60.75% at an output of 578 megawatts. In April 2013, three additional power plant blocks featuring H-Class gas turbines commenced commercial operation in Cape Canaveral, Florida. Another combined-cycle power plant with this turbine as the main driver has been commissioned in August 2013 in Dangjin, South Korea. It also reaches an efficiency level of approximately 61%.

In fiscal 2013, Siemens installed the HelWin1 offshore platforms in the North Sea. With a capacity of 576 megawatts (MW), these platforms will supply clean wind-generated electricity to more than 500,000 German households on the mainland. HelWin1 will link the two offshore wind farms, known as Nordsee Ost and Meerwind, to the mainland. The alternating current power generated by the wind turbines is transformed into low-loss high-voltage direct current (HVDC) for transmission onto land. The total transmission losses for this connection are less than 4%. Siemens' HVDC Plus technology not only reduces the space requirements for HVDC systems, which is a decisive factor for installation at sea, but also features self-stabilization. This enhances grid reliability in the event of power fluctuations, which can occur with wind-based power generation.

The R&D activities in the Healthcare Sector are focused on meeting customer requirements, which are the result of two major trends: the world's population continues to grow steadily and to get older. These trends increase the pressure on healthcare providers to treat more and more people at increasingly lower costs in order to stabilize rising healthcare expenditures. To overcome the challenges of making healthcare more efficient and more effective, the healthcare measures have to focus on the individual patient and the success of the treatment.

One of the Sector's R&D fields involves the development of systems that help physicians make precise diagnoses of large numbers of patients and are also robust, easy to use, and inexpensive to purchase and maintain. One example is the world's first wireless ultrasound device, Acuson Freestyle. The system makes it easier to use advanced ultrasound technology in areas that need to be aseptic, or sterile. Examples include interventional radiology, anesthesiology, intensive care, catheter labs, and emergency care. Ultrasound with wireless transducers is also ideally suited for minimally-invasive procedures such as nerve blockades, access to blood vessels, and positioning for therapeutic interventions and biopsies.

Along with its full-size computed tomography scanner SOMATOM Perspective 128, Healthcare offers a version designed especially for outpatient clinic and small and medium-sized hospitals named SOMATOM Perspective 64. It reduces radiation doses for patients by up to 60 percent, with improved image quality. The system needs only 18 square meters, it can be installed in less than two days, and it comes with low energy consumption and air-conditioning requirements. Both versions are among the most economical scanners in their respective classes.

Another focus area is automating clinical work processes and optimizing laboratory diagnostics, with a goal of enabling physicians to identify diseases more precisely and at an earlier stage. Physicians are then able to monitor the effect of medications more accurately and benefit from the evaluation and analytical capabilities of modern computer technology. As a result, therapies can be tailored more closely to a patient's needs. The Sector also develops products that meet the specific, targeted requirements of the healthcare systems of emerging countries.

One of the R&D priorities in the Industry Sector is the software-based integration of product planning and production processes within the framework of product lifecycle management. The objective is to accelerate processes at every point along the value chain. A good example is the technology for industrial production of implants. With the help of intelligent software solutions, prosthetics can be produced more efficiently and cost-effectively. Innovative technologies like these can cut the time from design to market in the manufacturing industry by up to 50%. The further development of automation and drive technology, and industrial software in particular, plays a major role here. This applies to the product development and production process as well as to the integration of the drive system. It also applies to metal manufacturing, where the software-assisted planning and operation of entire steel mills are increasingly influencing production. Moreover, the Industry Sector is striving to achieve greater energy efficiency, reduce raw material consumption, and lower emissions. These objectives also guide the development of technology-based service concepts such as energy management and remote maintenance systems, as well as the creation of efficient, resource-conserving solutions for steel production.

R&D activities in our Infrastructure & Cities Sector focus on urban growth issues. Main research fields therefore cover sustainable technologies for major metropolitan areas and their infrastructures. The main aims are to increase energy efficiency, reduce burdens on the environment, increase cost-effectiveness, and improve the quality of life in cities. To this end, the Sector develops building technologies that conserve energy, solutions for ensuring an efficient and secure supply of electricity in cities, and intelligent traffic and transport systems.

Examples include the extremely lightweight and almost fully recyclable Inspiro modular subway train and the innovative and especially lightweight SF7000 bogie. In the field of building automation, the Desigo facility automation system integrates many of its system components into buildings themselves and thus achieves significant energy savings. In addition, researchers are looking for ways to integrate buildings into smart grids. Through such integration, the buildings can feed the electricity they produce into the grids and provide additional power during times of peak demand.

In fiscal 2013, Siemens launched a large "smart city" project in Vienna, Austria in conjunction with partners. A living laboratory will be created in the next five years in the waterside district of Aspern, which is expected to constitute one of the largest urban development projects in Europe. In this laboratory, power supply, building systems, intelligent power grids, and information and communication technologies will interact in an optimized way.

C.8.3 Supply chain management

The principal goal of supply chain management at Siemens is to ensure the availability and quality of the materials we require to serve our customers also considering innovation strength and sustainability of our suppliers. We aim to strengthen our competitiveness by achieving substantial savings in our purchasing volume. In fiscal 2013, Siemens' purchasing volume amounted to approximately €38 billion, which equaled roughly half of our total revenue. Our primary strategies for achieving savings in purchasing are the following:

> **Siemens-wide managed volume:** We bundle more than half of our purchasing volume which includes direct and indirect material. Through this worldwide pooling of volume, we achieve substantial economies of scale.
> **Sourcing from emerging markets:** We try to move towards a globally balanced supply chain network. One essential element is to constantly increase the share of sourcing from Global Value Sourcing (GVS) countries, which are generally emerging economies. To accomplish this goal, we identify, select and fully qualify suppliers from GVS countries, and engage them in a continuous development process that extends to sustainability thereafter. Additionally, we encourage and support our suppliers to expand their operations in order to follow our manufacturing footprint in these countries. In fiscal 2013, we further increased the proportion of our sourcing coming from GVS countries on a comparable basis.
> **E-sourcing:** We significantly increased the proportion of external purchases that we award via electronic bidding over the last few years to more than 10%.

We expect to realize further savings potential within the framework of Siemens 2014 by further integrating supply chain management activities into other business activities, such as design and production. The relevant lever in this context is material cost productivity and in particular Design-to-Cost, which optimizes the design of products in order to reduce material cost.

We are strengthening Siemens' innovation power by benefiting from the innovative strength in our supplier network. With our Siemens Supplier Forum, we established a platform for regular dialogue with our top strategic suppliers at the CEO level. With this dialogue, we aim to ensure long-term cost leadership, realize shared growth potential and increase innovation capabilities. To promote outstanding suppliers for their excellence, we introduced Siemens Supplier Awards for a number of categories.

Sustainability is a guiding principle for our supply chain management. Sustainability requirements are therefore an integral part of all relevant supplier management processes – such as supplier selection, supplier qualification and evaluation, and supplier development. We require all of our suppliers to comply with the principles of our Code of Conduct for Siemens Suppliers, which include respect for the basic rights of employees and environmental protection. We also require them to support its implementation in their own supply chains. We have established a risk-based system of appropriate processes to enable us to systematically identify potential risks in our supply chain. It consists of sustainability self-assessments by suppliers, risk evaluation conducted by our purchasing department, sustainability questions within supplier quality audits and sustainability audits by external auditors. To further encourage sustainable business conduct throughout our entire global supply chain, we are committed to building our suppliers' competence and intensifying knowledge transfers related to sustainability.

In 2012, the SEC adopted a regulatory rule, known as the "Conflict minerals rule." This rule aims to increase transparency and responsibility in the procurement of "conflict minerals" from the conflict zones of the Democratic Republic of Congo and the surrounding region. A project organization was established to address the requirements within our supply chain in fiscal 2013. For further information, see → C.9.3 RISKS.

C.8.4 Production

In-house production is an important cornerstone of our operations. Siemens operates around 290 major production and manufacturing plants in more than 35 countries worldwide, including facilities at certain joint ventures and associated companies. A major production and manufacturing plant is defined as a facility at Business Unit level in which raw or source materials are transformed into finished goods on a large scale by using equipment and production resources such as machines, tools, energy and labor. Around 140 major production and manufacturing plants are located in the region Europe, C.I.S., Africa, Middle East; around 80 major production and manufacturing plants are located in the region Americas and around 70 major production and manufacturing plants are located in the region Asia, Australia. With around 100 major production and manufacturing plants, the Energy Sector accounts for the greatest proportion of these, followed by the Infrastructure&Cities Sector (around 80 major facilities), the Industry Sector (around 70 major facilities) and the Healthcare Sector (around 40 major facilities).

Key elements of our production strategy include sustained improvement in the cost position for our products and solutions, and locating production sites geographically to support the development of new markets. China, for example, is one of our largest growth markets, and we have established our presence there with around 45 major production and manufacturing plants. One of the most significant features of our production activities is the diversity of products, volumes and processes: The spectrum of our products ranges from hearing aids to a 600-tonne steam turbine; production volume can be anything from a single customer-specific order to high-tech serial production; and production processes range from automated production in clean rooms to manual final assembly of major installations on construction sites.

Besides innovation in product technologies, also innovation and efficiency improvement of production technologies plays an important role for Siemens. In this context the efficiency of energy and raw material as well as environmental sustainability of production processes is our focus.

We designed the Siemens Production System (SPS) in our aim to continuously improve our global production processes. The SPS is our structured approach to designing and operating the production operations of Siemens in accordance with so-called "lean" principles. These principles aim to reduce or eliminate activities in our business processes that add no customer value. This helps us satisfy the increasingly demanding requirements of our customers while streamlining our cost position and those of our customers compared with competitors.

With the implementation of lean principles in our production operations, we aim to simultaneously achieve both shorter lead times and higher quality in our processes, products and solutions. This enables us to react even more flexibly to our customers' demands and to increase our delivery reliability. By now, the SPS has already been established in more than 80% of our major production and manufacturing facilities worldwide.

It is our strategy to ensure that all of our production and manufacturing facilities apply lean principles and that these principles are also adopted by other functions such as administration or engineering. For the latter purpose, we have widened the range of our lean expert qualifications by adding specific training programs for employees engaged in administration. By the end of fiscal 2013, a total of more than 780 employees have joined (and in part already completed) lean expert qualification programs for production and/or administration.

C.8.5 Quality management

Outstanding quality in our products and solutions is a key success factor for our Company. We believe that Siemens is known for high quality in its business processes and customer projects, which many customers consider essential in meeting their needs.

Our main objective in terms of quality is high customer satisfaction. We measure customer satisfaction using the Net Promoter Score, which is discussed in more detail below. Internal audits and assessments, together with regular benchmarking, help us ensure the effectiveness and further development of our quality management. Our quality management system is designed to meet or exceed relevant recognized international standards.

We aim to maintain a strong culture of continuous improvement and high transparency. Transparency in this context means to measure quality and make it visible. To that end, we have developed a comprehensive quality approach throughout the Company to increase the quality of our products and processes. We have defined binding standards in the areas of quality responsibility, quality controlling, process quality and quality awareness for all Siemens units worldwide.

The quality management organization is well established at all levels of our business. Some 10,000 employees in our continuing operations actively provide quality management and quality assurance within our operational units. We believe that it is particularly important to ensure that quality is measurable and transparent.

The quality of our products and processes depends strongly on the capabilities of our employees. Training on quality is therefore an integral part of our corporate culture. Training opportunities are made available to all employees. This applies in particular to quality managers who, as experts in their fields, must demonstrate expertise with the relevant quality tools. Professional development options include web-based solutions, training plans specific to particular target groups, and on-the-job training. We regularly expand the portfolio of our training courses to complement traditional areas of the Siemens Quality Management approach. Courses include topics such as quality management in projects, inspections and audits, and quality tools. We develop training courses in cooperation with experienced internal personnel and experts from universities and partner institutions. This approach seeks to ensure effective transfer of expertise within the Company as well as to and from external specialists.

Product safety is an essential aspect of product quality and an element of technical compliance. For this reason, product safety is also a strategic objective of the entire value-added process. Safe product design encompasses the safety of all products and services developed, manufactured and sold by Siemens. It involves and defines requirements for just about every function in the Company and addresses the entire lifecycle from development, production and maintenance/repair to enhancement/modification until final disposal. Accordingly, we consider legal requirements and relevant standards as well as the current state of science and technology.

C.8.6 Distribution and customer relations

Our Sectors, Divisions, Business Units, and SFS have global responsibility for their business, sales and results. They are able to support customers around the world directly from their respective headquarters, especially for large contracts and projects. However, most of our customers are small and medium-sized companies and organizations that require local support. To address local business opportunities with them, we are able to draw upon a large global sales force steered by our regional companies. They are responsible for the distribution of the Siemens portfolio across our Sectors and Divisions in their respective countries. This keeps us close to our customers and positions us to offer fast and customizable solutions to their business needs. We are currently selling products and services in around 190 countries. Because of our long-lasting local presence we are often perceived as local citizens. We founded our first subsidiary in Russia in 1855, opened our first permanent office in China in 1904, founded our Brazilian subsidiary Siemens do Brasil in 1905 and founded our first Indian subsidiary in 1924.

Sustainable customer relationships are the basis for our long-term success. We employ a structured key account management (KAM) approach throughout the Company to take care of our key customers. This means that we seek to tailor our products and solutions to their size and regional site structures. We also aim to ensure that our key account managers continually develop and maintain relationships with them over the long term. This approach is supplemented by our Executive Relationship Program. In this program, members of the Company's Managing Board stay in direct contact with selected customers and maintain an ongoing dialogue with them to familiarize Siemens with their needs.

Our business success is strongly dependent on the satisfaction of our customers. For this reason, we measure customer satisfaction in every unit of the Company using the Net Promoter Score (NPS). This internationally recognized and commonly applied managerial performance indicator, which we determine annually on a worldwide basis by means of customer surveys, measures the referral rate of our customers. The NPS for fiscal 2013 was based on the results of more than 25,200 interviews, compared to more than 24,100 interviews in fiscal 2012. In fiscal 2013, our company-wide NPS once again increased compared to the previous fiscal year.

To ensure the high quality and continuous improvement of our customer support, we have developed our Account Management Excellence Program and our Sales Management Excellence Program. We carry out strength-and-weakness analyses as well as training and qualification measures under these programs, aiming to ensure consistently high standards in our worldwide customer relationship management. In fiscal 2013, we successfully enlarged the number of participating Key Account Managers in our KAM Certification Program to ensure high quality and consistent standards at our customer interfaces.

An elementary component of all our global marketing and selling activities is compliance with applicable laws and internal rules and regulations. For example, Siemens values and compliance are an integral part of our training program.

Our systematic efforts to achieve customer satisfaction have been recognized by outside institutions. In 2013, for example, Siemens ranked in a leading position in Customer Relationship Management in the "Industrial Conglomerates" category of the SAM Dow Jones Sustainability Index for the fourth consecutive year. In addition, our customer management is also considered exemplary in the academic world – a position we strengthened over the past fiscal year through academic collaborations with Columbia University, University of Houston, Darden University of Virginia, HEC Paris and Technical University of Munich, among others. We believe that such collaborations position Siemens to compete effectively for sales talents. They also increase our social engagement in the form of training for young people in multiple countries.

C.8.7 Environmental Portfolio

Indicators[1]

	Year ended September 30,	
	2013	2012
Revenue generated by the Siemens Environmental Portfolio (in billions of €)	32.3	32.7
Accumulated annual customer reductions of carbon dioxide emissions generated by elements from the Siemens Environmental Portfolio (in millions of metric tons)	377	333

1 Continuing operations.

Our Environmental Portfolio serves as an example of how we strive to align our business activities with the aforementioned megatrends, in this case climate change. The Environmental Portfolio consists of products, systems, solutions and services (Environmental Portfolio elements) that reduce negative impacts on the environment and emissions of carbon dioxide and other greenhouse gases (defined together in the following as carbon dioxide emissions) responsible for climate change.

In addition to its environmental benefits, our Environmental Portfolio enables us to compete successfully in attractive markets and generate profitable growth. In fiscal 2013, revenue from continuing operations from the Environmental Portfolio amounted to €32.3 billion, which accounted for 43% of our revenue from continuing operations in this fiscal year. This revenue includes revenue from newly developed and additionally qualified elements, and excludes revenue from elements that no longer fulfill our qualifications.

In fiscal 2010, we set ourselves a revenue target for the Environmental Portfolio within the One Siemens framework: to exceed €40 billion in revenue from the Environmental Portfolio by the end of fiscal 2014. Due to recent and ongoing portfolio changes it is no longer likely that we will achieve this target purely with our own operations by the end of fiscal 2014. Siemens' strategic focus on technologies for energy efficiency and climate and environmental protection will nevertheless remain in place. For fiscal year 2013, more than two-thirds of the revenue from our Environmental Portfolio were already generated with products and solutions for energy efficiency.

With our Environmental Portfolio, we intend, among other things, to help our customers reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through an increase in productivity. Taking together all elements of the Environmental Portfolio that were installed at customer locations since the beginning of fiscal 2002 and remain in use today, we have reduced customer carbon dioxide emissions by 377 million metric tons in fiscal 2013, which is the equivalent of the following twelve cities' combined yearly emissions: Berlin, Cape Town, London, Los Angeles, Melbourne, Mexico City, Moscow, New York City, São Paulo, Seoul, Singapore and Tokyo.

C.8.7.1 REPORTING PRINCIPLES

We report the revenue from our Environmental Portfolio and annual customer reductions of carbon dioxide emissions generated by it in accordance with internal regulations defined in our Environmental Portfolio Guideline. This Guideline is based on the Reporting Principles of the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard, revised edition, and the Greenhouse Gas Protocol for Project Accounting. Both of these standards are published by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD).

The principles underlying these standards are relevance, completeness, consistency, transparency, accuracy and conservativeness. As there are currently no accepted international standards for identification and reporting of so-called green products, we are engaging in standardization activities with external organizations. The revenue generated by the Environmental Portfolio is recognized in accordance with revenue recognition policies as described in → NOTE 2 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.8.7.2 GOVERNANCE – PROCESSES AND DEFINITIONS

The qualification of Environmental Portfolio elements as well as their respective reporting is based on defined processes and criteria. In principle, any product, system, solution or service of Siemens' continuing operations may qualify for the Environmental Portfolio. The business portfolio of Siemens' continuing operations is reviewed annually regarding the qualification of Environmental Portfolio elements based on the criteria described below. This covers the inclusion of newly developed elements as well as the integration of additionally qualified elements where evidence of fulfillment of the qualification criteria was not available in prior reporting periods. For additionally qualified Environmental Portfolio elements, we report their prior-year revenue and prior-year contribution to reducing customer carbon dioxide emissions on a comparable basis. Elements that no longer fulfill our qualification criteria are excluded from our Environmental Portfolio.

Prior to inclusion in the Environmental Portfolio, potential new Environmental Portfolio elements have to undergo a multilevel internal evaluation process. Our Sustainability Board annually acknowledges changes in the composition of the Environmental Portfolio. A further task of the Sustainability Board is to discuss potential concerns of stakeholders with regard to the inclusion or deletion of certain technologies in the Environmental Portfolio.

C.8.7.3 CRITERIA FOR INCLUSION OF ENVIRONMENTAL PORTFOLIO ELEMENTS

An Environmental Portfolio element can be a product, a system, a solution or a service as defined above. Furthermore, a core component of a system or solution may qualify as an Environmental Portfolio element if the component provided by Siemens is key to enabling environmental benefits resulting from the system's or solution's overall application. To qualify for inclusion in the Environmental Portfolio, an element must meet one of the selection criteria described below, which are energy efficiency, renewable energy or environmental technologies. Products, systems, solutions and services with planned application in military use or nuclear power are not included in the Environmental Portfolio.

> Energy efficiency: The criteria for energy efficiency are an improvement in energy efficiency of 20% or more during the customer use phase compared to the applicable baseline, or a reduction of at least 100,000 metric tons of carbon dioxide equivalents per reporting period in the customer use phase. Examples of elements that meet the energy efficiency criterion are combined cycle power plants and intelligent building technology systems.
> Renewable energy: This criterion covers technologies in the field of renewable energy sources such as wind turbines or smart grid applications and their respective core components.
> Environmental technologies: This criterion is related to water and wastewater treatment, air pollution control, waste reduction, recycling, e-car infrastructure and its core components. It also includes the Siemens Consulting Service which analyzes customers' environmental impact. Additionally, a criterion for the Healthcare Sector is an environmental impact reduction in terms of noise, radiation or total weight of at least 25% compared to the baseline.

C.8.7.4 BASELINE METHODS

Energy efficiency, annual customer reduction of carbon dioxide and environmental impact are all assessed by a comparison with a reference solution (baseline). There are three different options for the reference solution: before-after comparison, comparison with a reference technology or comparison with the installed base. The baselines are reviewed annually and, if necessary, adjusted, such as when statistical data on the installed base is updated because of technical innovations or regulatory changes. The calculation of the reduction of carbon dioxide emissions is based on a comparison for every relevant Environmental Portfolio element with a baseline. For this calculation, we focus on those elements that have a material impact on the overall carbon dioxide emissions reduction. For some emission reduction calculations, the baseline reference for the installed base is determined using known global emission factors such as those for power production. The baselines used for our calculations are mainly based on data of the International Energy Agency (IEA) for gross power production and for grid losses, on data from the Intergovernmental Panel on Climate Change (IPCC) for fuel-based emission factors, and our own assessments of power production efficiency. For consistency reasons, we generally apply global emission factors for calculating emission reductions.

C.8.7.5 REPORTING ESTIMATES

The inclusion of elements in the Environmental Portfolio is based on criteria, methodologies and assumptions that other companies and other stakeholders may view differently. Factors that may cause differences, among others, are: choice of applicable baseline methodology, application of global emission factors that may be different from local conditions, use patterns at customers that may be different from standard use patterns used for carbon dioxide abatement calculations and expert estimates if no other data is available.

To date, there is no applicable international standard that applies across companies for qualifying products, systems, solutions and services for environmental and climate protection, or for compiling and calculating the respective revenue and the quantity of reduced carbon dioxide emissions attributable to such products, systems, solutions and services. Accordingly, revenue from our Environmental Portfolio and the reduction of our customers' annual carbon dioxide emissions may not be comparable with similar information reported by other companies. We report the annual carbon dioxide emissions reduction in the period of installation of the Siemens Environmental Portfolio element. The period of installation will be determined by milestones or based on estimated construction periods. This may differ from the timing of revenue recognition. Furthermore, we subject revenue from our Environmental Portfolio and the reduction of our customers' annual carbon dioxide emissions to internal documentation and review requirements that are less sophisticated than those applicable to our financial information. We may change our policies for recognizing revenue from our Environmental Portfolio and the reduction of our customers' annual carbon dioxide emissions in the future without prior notice.

As in previous years, we again commissioned an independent accounting firm with a limited assurance engagement to review the reported results for our Environmental Portfolio for fiscal 2013. This review was conducted in accordance with the International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information. Nothing came to the attention of the independent accounting firm that would cause them to believe that the section Siemens Environmental Portfolio of the Environmental Portfolio Report – containing the revenue generated by the Environmental Portfolio and the annual customer reduction of carbon dioxide emissions attributable to it – has not been prepared, in all material respects, in accordance with the defined reporting principles.

C.8.8 Environmental performance

Indicators[1]

	Year ended September 30,	
	2013	2012
Energy efficiency improvement compared to baseline in fiscal 2010	4%	8%
Waste efficiency improvement compared to baseline in fiscal 2010	4%	7%
Waste for disposal reduction compared to baseline in fiscal 2010	7%	8%
Carbon dioxide emission efficiency improvement compared to baseline in fiscal 2010	13%	13%

1 Continuing operations

C.8.8.1 ENVIRONMENTAL PROTECTION

To meet today's global ecological challenges responsibly, Siemens has a comprehensive EHS (Environmental Protection, Health Management and Safety) management system. The process requirements of this management system help our operating units comply with applicable laws, regulations and customer requirements, satisfy our corporate requirements properly and achieve our Siemens-wide environmental targets. The environmental protection management system requires that our relevant production and office sites must implement an environmental management system which fulfills the requirements of the internationally recognized ISO 14001 standard and also our own internal standard, known as "Specifications on environmentally compatible product and system design." This internal standard defines requirements to reduce the environmental impact of our products and systems during the production, use and disposal phase and is an integral part of our business processes. The management system includes a number of effective and complementary environmental programs as well as a set of Siemens-wide environmental targets. We conduct regular internal reviews of our environmental performance and progress, in order to create a cycle of continual improvement.

Our commitment to continual improvement led to two environmental protection programs in fiscal 2012: "Serve the Environment" for industrial environmental protection and "Product Eco Excellence" for product-related environmental protection. They are designed to improve energy and resource efficiency, to fulfill growing international requirements with regard to environmental protection, to increase customer benefits, and to proactively strengthen our position as a sustainable company. Based on centralized recorded environmental data, we focus our improvement efforts on the product-related and industrial environmental protection requirements that need to be met.

C.8.8.2 INDUSTRIAL ENVIRONMENTAL PROTECTION

Our industrial environmental protection efforts focus on optimizing energy and resource efficiency at our sites. With the **"Serve the Environment"** program we are committed to the following Siemens-wide main targets:

> to continue our systematic effort to improve energy efficiency, and thereby achieve corresponding improvement in our carbon dioxide efficiency;
> to improve the waste efficiency each year by 1% until 2014; and
> to reduce waste for disposal each year by 1% until 2014.

Furthermore, Siemens continues with the water risk management approach we developed in fiscal 2012. In locations where there are particular water risks (for example as a result of aridity, high waste-water loads or poorly developed technical infrastructure), the local sites need to define targets matched to local conditions and, in meeting those targets, effectively reduce risks and negative impacts on the environment. Finally, our "Serve the Environment" program also addresses air pollution by seeking alternative solutions for any ozone-depleting substances still in legally permissible use. The generation of "balance sheets" for ozone-depleting solvents – even those we use in quantities below statutory minimum thresholds – is one of our measures for reducing air pollution. We measure progress toward achieving our "Serve the Environment" program targets by aggregating the results of measures implemented locally at our sites.

We calculate our performance indicators for all office and production sites of environmental relevance using environmental data gathered quarterly. We calculate environmental performance on a portfolio-adjusted basis. This approach enables us to survey and compare our environmental performance over time, regardless of acquisitions and disposals. We use a single indicator which incorporates weighted calculations related to the primary fuels consumed in generating the energy used at our sites. This indicator takes into account the amount of energy used to extract, convert and distribute the fuels consumed. Fossil energy sources receive a higher primary energy factor than renewable energy sources. Siemens sites can accordingly increase their energy efficiency and reduce their impact on natural resources by strategically adjusting their choice of energy sources.

We achieved the targets we set ourselves in fiscal 2013. Due to the weaker business we were unable to maintain the level of energy and waste efficiency reached in fiscal 2012. By implementing several measures for waste disposal reduction and reasonable energy procurement, the waste disposal ratio and CO_2 efficiency were almost maintained at the level of fiscal 2012.

C.8.8.3 PRODUCT-RELATED ENVIRONMENTAL PROTECTION

The major focus of product-related environmental protection is to improve the overall environmental performance of our products and systems. We define mandatory requirements in our internal environmental standard to reduce the environmental impact of our products and systems during the product development, production, use and disposal phases. The **"Product Eco Excellence"** program supports our businesses to fulfill these requirements. Additionally, the program aims to better prepare the operating units for future regulatory and customer requirements, to strengthen environmental communication, and to broaden environmental awareness among our employees. The main elements of the program are:

> Being committed to continuously improve transparency regarding declarable substances, particularly in purchased parts and components. To gain transparency, we provide a list of declarable substances (LoDS), comprising substances that are restricted in use due to regional or application-specific regulations, or due to potential health and environmental risks posed by these substances themselves and in the manufacture, use and disposal of products containing them. We strive for an improved basis for assessing the environmental impact of our products, and ensuring that our customers' requirements in the respective target markets are met. This also supports closing material cycles (cradle to cradle) which is becoming an increasingly important topic as global market demands.
> To develop a methodology for better assessing risks such as environmental, toxicological, and future availability risks associated with used substances and materials. The results are the basis for substitution decisions within product development. We have developed the methodology and will roll it out as part of the environmental program. We intend to verify the potential of the methodology using pilot projects.
> To establish a harmonized procedure for determining the "ecological footprint" of our products whose coverage we want to further increase. In order to determine and evaluate the "ecological footprint" of our products and systems, we have adopted the requirements of international life-cycle assessment (LCA) standards ISO 14040 and ISO 14044. The assessment results are the basis of our environmental product declarations (EPD) which our customers rely on for reducing their own environmental impact.

C.8.9 Employees

Indicators[1]

	Year ended September 30,	
	2013	2012
Employee turnover rate[2]	10.8%	10.7%
Female employees in management positions (percentage of all management positions)[3]	15.6%	15.3%
Expenses for continuing education (in millions of €)[4]	265	283
Expenses per employee for continuing education (in €)[4]	670	693

1 Continuing and discontinued operations.
2 Employee turnover rate is defined as the ratio of voluntary and involuntary exits from Siemens during the fiscal year to the average number of employees.
3 Employees in management positions include all managers with disciplinary responsibility, plus project managers.
4 Without travel expenses.

Excellent employees are one of Siemens' vital strengths. They have made Siemens what it is today and their expertise, capabilities and high level of engagement are laying the foundation for our future success. To stay competitive, we need to continuously win and retain the best and brightest employees worldwide. As an employer of choice, we empower our diverse and engaged people worldwide with a high-performance culture, encourage life-long learning and development, offer an attractive working environment and ensure occupational health and safety.

Employees by segments as of September 30, 2013
(in thousands)[1]



Energy: 84 (23%)
Healthcare: 52 (14%)
Industry: 100 (28%)
362
Other: 35 (10%)
Financial Services: 3 (1%)
Infrastructure & Cities: 90 (25%)
Employees by regions as of September 30, 2013
(in thousands)[1]
Europe, C.I.S.,[2] Africa, Middle East: 220 (61%)
therein Germany: 118 (33%)
362
Asia, Australia: 64 (18%)
therein China: 32 (9%)
Americas: 78 (22%)
therein U.S.: 53 (15%)

1 Continuing operations.

1 Continuing operations.
2 Commonwealth of Independent States.

Siemens believes that employee engagement is a key driver for sustainable company performance. An engaged workforce drives innovation, growth and profitability. Since 2010, the Siemens Global Engagement Survey has been seen as an important management tool. Moving forward, the Engagement Survey will be conducted on a biennial basis to allow more time to set measures and to follow-up on improvements.

Demographic change, lifelong employability and cross-generation collaboration are Siemens' key challenges to be mastered, and we see differences between regions and labor markets. To remain an employer of choice, we are taking appropriate action based on local needs. For example, with the proportion of employees older than 55 continuously rising in Europe and the U.S., supporting employability of our experienced employees and ensuring knowledge transfer are important measures. On the other hand, this age group makes up just 3% of the workforce in Asia with 58% of the workforce age 35 or below. Here the heterogeneous professional qualifications require offerings for early learning opportunities for the group age 35 or below. Based on a common approach, we are encouraging the exchange of proven practices between countries and are fostering leadership awareness around collaboration in cross-generation teams.

C.8.9.1 DIVERSITY

As a global player, the vast and diverse range of our employees' capabilities, experience and qualifications forms a substantial competitive advantage, and supports our value proposition as an employer.

The Global Diversity Office coordinates strategies, measures and programs across Siemens following these principles:

> we want to have the best person for every position,
> we want to provide opportunities for diversity of experience and interaction, and
> we want to achieve diversity of thinking across our Company.

Diversity networks and programs – Our various global diversity networks promote and discuss diversity topics across the Company. These groups and programs include the Global Leadership Organization of Women (GLOW), Diversity Ambassador and GENE, our generations network to foster cross-generation exchange. In addition, we have over 120 local employee networks worldwide with employees actively engaged in diversity-related programs and activities.

Diversity Scorecard – To measure our progress in the area of diversity, we have a scorecard of five parameters, which we track yearly and compare to prior years: These five parameters include professional knowledge, diversity at all levels, composition of our top talent pool, culture and branding, and experience mix.

Diversity in management – We've developed our management recruitment processes to ensure that the preliminary selection of candidates reflects the diversity of our customers and employees at all levels and in all regions. For example, the percentage of women in management at Siemens globally has nearly doubled since fiscal 2002 to 15.6%.

Work-life integration – A growing number of employees seek more flexibility in how they balance work with the rest of their lives, for example, childcare responsibilities. At many of our locations worldwide, we now provide options for flexible work schedules, part-time work and telecommuting. At the same time, particularly in Germany, we are expanding the availability of childcare options near the Company sites, such as nurseries, daycare centers and children's after-school centers – taking local conditions into account.

C.8.9.2 TALENT ACQUISITION AND EMPLOYEE DEVELOPMENT

Attracting, contacting, hiring, promoting and systematically developing the best employees worldwide for Siemens – that is our goal in Talent Acquisition and Employee Development.

In order to meet our requirements for qualified staff, we attract new talent to Siemens and also work on retaining our existing workforce for the long term. To attract new talents, Siemens has a wide array of programs in place: With the Siemens Advanced Program, for example, we attract highly-qualified bachelor graduates to become future technology experts for the Company. The Siemens Graduate Program (SGP), on the other hand, prepares talented graduates for future management tasks within the Company.

The Performance Management Process (PMP) helps leaders and employees determine clear personal goals and share the feedback necessary to achieve them. The process also supports us in setting compensation, providing professional development opportunities and identifying talents throughout the Company. To reflect the focus on high-performance within Siemens, our compensation system for our top executives and senior management worldwide includes a variable component.

C.8.9.3 LEARNING AND CONTINUING EDUCATION

We encourage our employees at all locations to develop their qualifications and expertise. In fiscal 2013, we invested around €265 million for continuing education (without travel expenses), which equals about €670 per employee. The expenses include courses and training programs both for individual employees and for entire company units.

Siemens Learning Campus and Siemens Leadership Excellence, two corporate-level organizations, are responsible for implementing the global learning portfolio: Siemens Learning Campus offers regional learning opportunities to employees in all countries, ranging from courses for employees and managers, through tailored training programs and services for groups, to solutions for entire organizations. Siemens Core Learning Programs promote the systematic development of our employees and are tailored to the daily business challenges faced by employees in specific areas such as sales, project management, procurement, development or production. In fiscal 2013, we introduced new programs for customer services and quality management in projects. The Siemens Leadership Excellence programs prepare leaders at the highest levels of the organization for their future responsibilities.

Siemens continues to be one of Germany's largest providers of professional education for secondary school graduates (7,000 places for Siemens trainees and 2,800 places for trainees from other companies). As in previous years, we again made 10% of our trainee positions available to disadvantaged youths. In addition, we offered for the second time a professional education according to the German system, which is benefiting 31 school graduates coming from twelve European countries.

C.8.9.4 SIEMENS EQUITY CULTURE

Siemens established its first employee share program in Germany as early as 1969. Building on this successful program in Germany, Siemens decided in 2008 to extend employee and management participation. Today, Siemens offers approximately 95% of its employees in 60 countries the opportunity to acquire Siemens shares with the Company's financial support. The Share Matching Plan is based on a simple principle: Employees participating in the plan will receive one Siemens share without payment of consideration (matching share) for every three Siemens shares bought and continuously held over a period of three years. Only condition: The employee still needs to be employed by Siemens. The main idea of the plan has always been to make stock ownership available to employees at all income levels.

We are convinced that empowering employees with shares motivates them to assume greater responsibilities and helps them identify more closely with the company they work for – a fundamental prerequisite for the sustainable development of Siemens.

C.8.9.5 EMPLOYEE RIGHTS AND RELATIONS TO EMPLOYEE REPRESENTATIVES

Fair-minded collaboration among Company management, employees and employee representatives plays a central role at Siemens. As one of the largest corporate employers in Germany and worldwide, we are committed to our social responsibility and respect and uphold the fundamental rights of our employees – which already apply worldwide and are firmly anchored in our Business Conduct Guidelines. Underscoring this commitment, Siemens, the Siemens Central Works Council, the German trade union IG Metall and the global industrial union IndustriAll have signed an international framework agreement on the principles of corporate responsibility.

C.8.9.6 OCCUPATIONAL SAFETY AND HEALTH MANAGEMENT

Occupational safety and health management are key elements of our company's sustainable strategy and an integral part of our business processes. We therefore develop central projects and processes that are then applied locally in conjunction with programs that are individually adapted to the respective business activity. Occupational safety and health management are an integral part of our Business Conduct Guidelines, our internal monitoring systems, and our risk management and internal control systems. In addition, occupational safety is part of an international framework agreement between Siemens AG, the Central Works Council of Siemens AG, IG Metall and the global union IndustriAll.

Promote a culture of safety – In the past, occupational safety was often characterized by a focus on technical protective measures, an approach which achieved considerable success. We are convinced, however, that further improvement can be achieved only through an actively practiced occupational safety culture and optimum working conditions – in every country and for all Siemens employees as well as those of our contractor partners. Both as a company and as individuals we are responsible for ensuring that the working environment at Siemens is safe at all times and for every employee. At present, local best practices exist which we can build on. We will achieve sustainability, however, only through a global and consistent approach.

Our customers, suppliers and regulatory authorities expect high safety standards from us. Safe behavior is governed not only by complying with laws, regulations and procedures, but also by the personal values of managers and employees. Therefore, Siemens launched the Zero Harm Culture @ Siemens Program in fiscal 2012 to improve our safety performance. It contains three principles:

> Zero incidents – it is achievable.
> Health and safety – no compromises!
> We take care of each other!

We always start by analyzing the current status and the safety situation locally to get an overview of the needs for improvement and further activities. Involving the management at a very early stage guarantees the importance and sustainability of the program. Global sharing of best practice and exchange of experience ensures further sustainable progress. Our aim is to learn from positive examples and to change attitudes and behavior, supporting our goal of sustainable development by taking ambitious action.

In fiscal 2013 the overall number of fatalities was lower than in fiscal 2012. We attribute that to the numerous and consequent actions and specific initiated projects. An implemented process for the assessment of suppliers is supporting these activities. Furthermore Supply Chain Management and Sectors have developed collaborative plans to improve the EHS profile of suppliers. Regrettably, we report five work-related fatalities of Siemens employees and ten work-related fatalities of contractors in fiscal 2013. In the previous year there were four fatalities involving Siemens employees and 15 involving contractors.

Promoting health – Siemens has established a high standard of occupational health and safety to avoid work-related health risks and promote employees' health with a sustainable approach. We help our employees assume responsibility for their own personal behavior in health-related matters, and support health-promoting general conditions within the Company. We promote the physical, mental and social well-being of our employees through a range of activities governing the five topics of healthy work environment, psychosocial well-being, physical activity, healthy nutrition and medical care.

We also defined requirements for a Siemens health management system (HMS) which provides a Siemens-wide approach to controlling health management in a systematic and sustainable manner. Company units can revert to it if they want to integrate health in the organizational structure and working processes.

C.8.10 Compliance

Indicators[1]

	Year ended September 30,	
	2013	2012
Inquiries submitted to the Ask us help desk	**416**	1,009
Compliance cases reported	**908**	830
Disciplinary sanctions	**305**	266
therein warnings	***188***	*173*
therein dismissals	***75***	*73*
therein other[2]	***42***	*20*

1 Continuing and discontinued operations.
2 Includes loss of variable and voluntary compensation elements, transfer and suspension.

The Siemens Business Conduct Guidelines provide the ethical and legal framework within which we conduct our business activities. Our compliance system aims to ensure that all our worldwide business practices remain within this framework as well as in compliance with applicable laws. To serve this purpose, our compliance system includes three pillars: prevent, detect and respond. We are continuously working on further strengthening compliance in the Company and to continue our efforts in combating corruption, together with other market participants and governmental organizations (Collective Action).

The Compliance Risk Assessment (CRA) process – in use as of fiscal 2012 – requires the CEOs and managers in the Company to systematically determine and assess the compliance risks to their units together with the responsible Compliance Officer on an annual basis. These analyses have been performed for all operating units of the Company in fiscal 2013 and have been incorporated into the compliance risk analysis at group level which aims to determine systematic and globally recurring compliance risks to the Company as promptly as possible. As well as the CRA results, this analysis of the overall compliance risk at group level takes into account, for example, the assessment of compliance controls and results of case-related investigations. Relevant risks are reported to the Siemens Enterprise Risk Management (ERM) and measures to reduce the risks are drawn up and implemented.

The Ask us help desk encourages our employees to ask their compliance-related questions. Employees submitted 416 inquiries to the help desk in fiscal 2013. We believe the decline from 1,009 inquiries in fiscal 2012 is due to improvements made in our processes and to increasing knowledge and understanding of compliance policies and processes among Siemens employees. Furthermore, all employees can pose questions directly to the compliance officer responsible for their unit.

The Tell us help desk and the Company's ombudsman are two secured reporting channels that can be used by our employees and external stakeholders to report violations of external and internal rules. These reports are passed on to our Compliance Organization. Furthermore, possible misbehavior may also be reported directly, via the Managing Board or via supervisors to the Compliance Organization, particularly to the Compliance Officers in our individual company units. Our employees regularly make use of this reporting channel. As a consequence, we have decided to report the total number of compliance cases requiring further inquiries or investigations reported through all mentioned reporting channels from fiscal 2013 (FY 2013: 908; previous fiscal: 830).

On December 9, 2009, Siemens launched a global US$100 million Siemens Integrity Initiative to support organizations and projects that fight corruption and fraud through Collective Action, education and training. This initiative is part of the World Bank Siemens AG comprehensive settlement of July 2, 2009. The status of the 31 projects funded within the first funding round with a total contractual funding volume of US$37.7 million was presented to the World Bank in March 2013. On June 27, 2013, Siemens started the second funding round; it is intended to fund up to 25 projects with a total funding volume of up to US$30.0 million.

On October 12, 2012, the Company received the Year Four Report from the Compliance Monitor Dr. Theo Waigel, whom Siemens had engaged as part of the settlement reached with the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ) in December 2008. The Monitorship has ended after the full implementation of all Monitor recommendations as was set forth in the settlement with the U.S. authorities four years after the settlement date on December 15, 2012.

We have a system of four compliance priorities to further develop and improve our compliance system:

> Stand for Integrity: Our aim is to further encourage business management responsibility for compliance and to continue promoting responsible business practices in our markets with Collective Action and the Siemens Integrity Initiative.
> Committed to Business: We want to leverage the Compliance system to support sustainable growth and as a competitive advantage.
> Manage Risk & Assurance: We continue to develop the compliance risk management and to provide reliable assurance for our business entities.
> Focus on Efficiency: We focus on increasing the efficiency of compliance operations and collaboration.

These priorities have guided our activities in fiscal 2013. These included the compliance risk assessment covering all Siemens operating units, the further implementation of the anti-trust compliance program and measures to improve the efficiency of compliance within the Company. Furthermore we have introduced a new type of in-person compliance training focusing on strengthening the responsibility and leadership by example of our managers for Compliance.

Due to the progress made with improving the efficiency of compliance and the decision to allocate the responsibility for Data Privacy to the compliance organization, we have updated the compliance priorities effective from fiscal 2014 as follows:

Compliance priorities effective FY 2014



Compliance priorities
Stand for Integrity
Our aim is to support business leadership in its responsibilities for compliance and to execute the Collective Action strategy focused on tangible business benefits.
Committed to Business
We want to foster trustful collaboration between the Compliance organization and business as well as strengthen the market and customer focus of compliance.
Manage Risk & Assurance
We continue to provide business with the appropriate level of assurance within our compliance system.
Responsibility for Data Privacy
We will assume new responsibilities in data privacy.

These compliance priorities will guide our activities for fiscal 2014.

C.8.11 Corporate citizenship

Siemens is committed to providing long-term benefits to the societies in which we operate, through **corporate citizenship activities**. These activities can take a variety of forms ranging from philanthropic disaster relief to more strategic shared value or inclusive business approaches like our mobile clinics in India.

The responsibility for choosing and carrying out charitable activities lies with the local units in each country. This ensures that we provide support where it is needed most. In doing so, we apply high management standards and strategically focus our corporate citizenship activities in areas where our company competencies, resources and employee volunteering can make a meaningful difference:

- Education and Science: Our goal is to maintain a continuous dialogue with young people and to identify and foster talent from an early age on. We support educational and research activities particularly in natural sciences, engineering and healthcare.
- Social: Projects in this area aim to bring about a systematic and lasting improvement in people's living conditions. In addition, we provide urgent humanitarian relief, including financial and technical assistance after natural disasters.
- Environment: We want to make an effective contribution towards protecting the environment, particularly through our core competencies, and raise environmental awareness among younger generations.
- Arts and Culture: We support Arts and Culture because a society's cultural heritage is a key aspect of its identity.

The Siemens Stiftung – The Siemens Stiftung wants to empower people to actively contribute towards solutions to social challenges. It focuses on holistic, non-business-related, transferable projects and models in sub-Saharan Africa, Latin America and Europe (with a particular emphasis on Germany).

Established in 2008 with a capital of €390 million, Siemens Stiftung is a nonprofit foundation under German civil law. It complements Siemens' corporate citizenship activities and cooperates with the other five corporate foundations established by the Company in Argentina, Brazil, Columbia, the United States and France.

C.9 Report on expected developments and associated material opportunities and risks

C.9.1 Report on expected developments

C.9.1.1 WORLDWIDE ECONOMY

In 2014 we expect global GDP growth to accelerate moderately to 3.2% (using our own calculations based on IHS Global Insight forecasts). Unlike in recent years, we expect growth in industrialized countries to pick up more strongly than in emerging markets. GDP in industrialized countries is expected to increase 2.0%, which is 0.9 percentage points more than in 2013. Main drivers of the anticipated acceleration are the strengthening of the U.S. economy; stabilization in European countries that are strongly affected by the sovereign debt crisis; less drag from fiscal consolidation policies; and the continuation of accommodative monetary policies. GDP in the emerging countries is forecast to expand 5.3%, which is 0.7 percentage points more than in 2013. Downside risks include a renewed escalation of the federal budget stalemate in the U.S. at the beginning of calendar 2014; a resurgence of the Euro crisis; and an intensification of balance-of-payments problems and exchange rate devaluations in some emerging countries (e.g. India, Indonesia) which could spread more widely. In addition, poor execution of U.S. central bank "tapering" of its expansive monetary policy could exacerbate capital flight from emerging markets and add additional stress for these countries. Although downside risks are not negligible, they can be contained through responsible political action. Hence we believe that the upside potential for 2014 GDP growth dominates the outlook. Increasing economic activity is expected to support investment spending, production and value added in the manufacturing sector, all of which were dampened by political and economic uncertainty and lack of demand in the last few years. Therefore, for the global economy we expect fixed investment to grow 5.2% in 2014, and value-added manufacturing 4.0%.

For **Europe** the most severe problem is the unsustainable high unemployment in the countries most affected by the sovereign debt crisis. Besides causing political uncertainties it weighs heavily on private consumption and investment activity. However, structural reforms to regain lost competitiveness seem to bear fruit, particularly since the spring quarter of 2013. Labor costs are falling and export performance is improving. For example, surveys of consumer and business sentiment for the Euro zone recently hit two-year highs. But even as financial institutions and private households reduce their debt levels and governments keep on balancing their budgets, growth is expected to remain subdued for a longer period of time. A notable exception is Germany. The country's unemployment rate is on a very low level historically, incomes are rising, the housing market is gaining momentum after years of stagnation, and monetary policy is very expansionary given the good shape of the German economy. Hence we expect the country's GDP to grow 1.8% in 2014, a full percentage point more than in the whole Euro zone. GDP for the region **Europe, C.I.S., Africa and Middle East** is expected to expand 2.1% in 2014. We expect value-added manufacturing to show nearly the same growth rate, while fixed investment shows stronger growth of 3.3%.

As with the "fiscal cliff" situation last year, GDP development in the **Americas** will depend on the handling of the U.S. federal budget and debt ceiling. In the months leading up to October 1, 2013 the political parties for a long time failed to reach agreements on these issues. Accordingly, the government had to shut down many of its services for 16 days. Even more worrisome was the potential that the U.S. would have to default on certain government bonds if the debt ceiling were not raised. Although these consequences were averted due to an agreement at the last moment, the solution of the underlying problems were only postponed. The agreement allows the government to stay open until mid-January and the debt ceiling to be raised only until February 2014. Before these deadlines, the parties have agreed to develop a budget plan for the next ten years. For U.S. and global GDP growth to continue their positive development in 2014, it is essential that permanent agreements can be reached without further uncertainties. Assuming such an outcome, the outlook for the U.S. economy is positive. Indeed economic activity was already regaining speed in 2013, which was supported by a recovering real estate sector, higher household wealth and improving bank lending conditions. With monetary conditions remaining favorable, real estate and business investment should pick up in 2014 and contribute to accelerating GDP growth. In Brazil, we expect the current reacceleration of growth to reach a moderate pace in 2014, contributing positively to economic dynamics for Latin America. In the Americas region overall, fixed investment spending is expected to grow 5.1% in 2014, faster than GDP and value-added manufacturing which are expected to expand 2.7% and 2.9%, respectively, in 2014.

As in recent years, **Asia, Australia** leads the other world regions in the rate of GDP growth. In China, recent data on economic activity suggest a continuation of the modest reacceleration which started in mid-2013, supplemented in 2014 by a small government stimulus program. We expect GDP in China to grow roughly 8% in 2014. The government's actions in the past demonstrated its commitment to provide mild stimulus if annual growth appears to be falling below 7.5%. Several downside risks remain for the next year. First, the government's efforts to rebalance growth away from investment toward consumption might fail and curb economic activity too strongly.

Second, risks in the financial sector remain, in particular in shadow banks, due to high indebtedness of households and municipalities. However, both risks should be manageable which leaves room for the modest recovery to continue. In contrast, difficulties in the Indian economy are more severe. International capital flows have reversed, heading out of the country, and caused a continuing depreciation of the Rupee. Together with the inflation rate already on a high level the central bank was forced to tighten monetary policy although economic activity slowed considerably in 2013. Hence, restrictive financial conditions and unresolved supply-side restrictions (e.g. heavily regulated product and factor markets and an insufficient infrastructure) weigh on growth in the near term. Nevertheless, due mainly to increasing momentum in China and Japan, we expect GDP growth for the Asia, Australia region to increase to roughly 5% in 2014. We expect fixed investments and value-added manufacturing to expand even more at roughly 6% each.

All in all, we anticipate that global economic activity should improve in 2014. While the risk balance looks better than last year, which included the threat of a partial break-up of the Euro zone with possible ramifications for world financial markets, significant risks remain for the world economy. Assuming U.S. political parties achieve lasting solutions for the federal debt and budget, we do not see comparable high-impact risks at the moment that could endanger global growth prospects. Favorable monetary conditions and a significant backlog in investment spending provide a solid basis for the global economy in 2014.

C.9.1.2 MARKET DEVELOPMENT

In fiscal year 2014, we expect **Energy** Sector markets to continue on a moderate growth path, including slightly stronger markets for all Sector businesses compared to fiscal 2013. Gas-fired power plants and wind-farms (both onshore and offshore) are expected to show the most growth.

Effective with the beginning of fiscal 2014, the Fossil Power Generation Division and the Oil&Gas Division were combined into a single Division, **Power Generation**. Within the markets served by the Power Generation Division, we overall expect gas-fired power generation to grow more strongly than coal-fired power generation due to various factors. One is the increased need for highly flexible peaking and intermediate duty, such as to compensate for the fluctuating power generation associated with renewable energy sources such as sun and wind. Stricter carbon emission regulations will also favor natural gas over coal. The general drivers for market growth are expected to remain in place: economic growth and the increasing need to replace older, mainly coal-fired units in industrialized countries. Growing environmental awareness increases the demand for environmentally friendly technologies, such as highly efficient power plants and CO_2 reduction techniques. We expect growth in fossil power generation markets to be fueled by moderately growing demand for large gas power plants, following a low level of demand in fiscal 2013. We believe that the observed trend towards larger and more efficient generation units is going to continue. On a regional basis, growth is expected to come primarily from the U.S. and the Middle East, while demand in Europe and Asia remains relatively stable compared to fiscal 2013. Political developments in the Middle East and economic instability in Europe continue to pose a downside risk. Growth in the Division's industrial power generation markets is expected to come from small-scale combined-cycle power plants. We believe that oil and gas markets will be fueled by the growing compression and solutions businesses. Compression markets are expected to grow moderately year-over-year, especially in Russia and the Middle East. We expect growth in the solutions market in North America, the Middle East and in parts of Western Europe.

Markets served by our **Wind Power** Division are expected to be stronger in fiscal 2014 compared to fiscal 2013. We believe growth will come from the continued pick-up of the offshore market and continued moderate growth in the onshore market. Potential changes in regulatory frameworks in key markets such as Germany and the U.K. could limit growth in the offshore market. We expect the onshore market in fiscal 2014 to be especially strong in the U.S., where investors are expected to initiate new projects in order to capture the benefits of tax incentives before they expire. This is expected to more than offset slightly declining onshore markets in Western Europe, North-East Asia, the Middle East and Africa. We expect overall stability in the Asia, Australia region. We also expect intense local competition particularly in China, which is the largest national wind market in the world. Further growth in China is supported by ambitious government targets for renewable energy. But because most of this market has low technical requirements, only a fraction of it can be addressed by the Wind Power Division.

The markets of our **Power Transmission** Division are also expected to grow slightly compared to fiscal 2013. While transformer markets are expected to remain stable, we believe the markets for high-voltage products and transmission solutions markets will be moderately stronger. Growth in transmission solutions is expected to come mainly from the Middle East and the U.S. (for high-voltage, direct current electric power transmission systems and flexible alternating current power transmission system) and from North-West Europe (for grid access).

In fiscal 2014, we expect continued moderate growth in the markets served by our **Healthcare** Sector. We expect emerging markets to outgrow markets in industrialized economies, as healthcare systems in the latter countries address cost pressures and governments continue to address high sovereign debt levels, particularly in large parts of Europe. Industrialized countries – especially those more reliant on government healthcare expenditures – are expected to continue to focus on improving the efficiency of healthcare and on slowing the growth of healthcare spending, thus driving demand for cost-efficient and high-throughput products and solutions. As a result of U.S. healthcare reform, we expect a small but increasing share of healthcare spending being linked to medical outcomes, in an attempt to drive efficiency and curtail costs. In emerging markets, we expect continued strong demand, in particular for entry-level products and solutions, as these countries build up their healthcare infrastructure to provide their populations with affordable access to modern medical technology, including in rural areas. Rising disposable income of private households also contributes to growing demand for healthcare solutions in these markets. Growth in the Asia, Australia region is expected to be driven by double-digit growth rates in China, in an increasingly competitive environment with international and local vendors. We expect that growth in the Americas will be supported by moderate growth in the U.S., in a market characterized by continuing implementation of healthcare reform, consolidation among providers and increasing alignment between hospitals and ambulatory care providers. We expect the overall market for the Europe, C.I.S., Africa, Middle East region to recover only slightly, particularly due to ongoing austerity programs in southern Europe. For the healthcare market overall, we anticipate that the trends towards entry-level solutions, higher efficiency and focus on patient outcomes will continue.

Following a stabilization at the end of fiscal 2013, we expect some of **Industry** Sector's markets to show signs of recovery in the second half of fiscal 2014. We assume that the recovery will be stronger for process automation solutions than for discrete automation. Overall, we expect markets served by our Industry Sector to grow slightly in fiscal 2014 year-over-year. For the Sector's industry-specific markets, we anticipate slight growth in consumer-related industries such as pharmaceuticals, chemicals and food and beverages, and also in the machine building and infrastructure industries. The automotive markets are anticipated to continue to grow in fiscal 2014, but at a slower pace than in fiscal 2013. Within the pharmaceutical industry, we expect demand to be driven by customer investments in increasing production. Within the chemicals industry, we expect growth in petrochemicals and basic chemicals in emerging markets. Within the food and beverage industry, we anticipate the highest growth rates coming from emerging markets. We believe that demand within the machine building industry will benefit from the continuing trend toward integration of product design and product lifecycle management. Within the automotive industry, we expect growth to come predominately from major manufacturers and suppliers in the larger emerging countries and the U.S., as these companies invest to increase efficiency and productivity along their entire value chain. Metals technologies markets are expected to decline year-over-year.

On a geographic basis, the strongest growth for Industry is expected to come from Asia and the Americas. The Asian markets are dominated by the economic development of China which is undergoing a transformation from an investment-driven market towards a more consumption-driven market. While this transition presents longer-term opportunities, overcapacities and structural barriers to reform in the near-term limit the pace of expansion and modernization in China's manufacturing sector. Growth in the Americas is heavily influenced by developments in the U.S., which are uncertain due to political, regulatory and economic factors. The downturn in industrial markets in Europe appears to be coming to an end, and customer capital expenditures are expected to stabilize accordingly. Central and Eastern Europe should show some growth as the current level of industrial investment still offers potential for expansion. Within Europe, we expect only modest industrial investment in Germany, which is strongly dependent on the development of its main export markets, such as China, the U.S. and other European countries.

In fiscal 2014, the short-cycle manufacturing markets served by our **Industry Automation** Division are expected to benefit from stabilizing demand, following de-stocking by customers in fiscal 2013. Overall we do not expect recovery in the markets for our short-cycle businesses until late in fiscal 2014. We anticipate that the market for industrial IT will grow faster than the Division's markets overall.

The long-cycle industry markets served by the **Drive Technologies** Division are expected to grow more slowly or decline, such as in the mining and oil and gas industries where customers are expected to postpone or cancel new projects due to lower raw material prices. Markets in the pulp and paper industry are expected to decline.

We expect worldwide markets for solutions provided by the **Infrastructure & Cities** Sector to grow moderately in fiscal 2014. We expect this growth to stem largely from rail markets, driven by large contract awards. We further expect market growth for the Sector overall to begin to benefit from a recovery in the nonresidential construction markets towards the end of fiscal 2014. In contrast, we anticipate that markets for power grid solutions and products will show little or no growth compared to fiscal 2013.

Markets served by the **Transportation & Logistics** Business are expected to grow moderately in fiscal 2014, fueled by large contract awards as mentioned above, particularly in the U.K.,

Saudi Arabia and South Africa. Even so, we expect that market growth will be driven by the Asia, Australia region. Overall, the markets for products, solutions and services for transportation and logistics are driven largely by public spending and hence are independent of short-term economic trends. In some countries, especially within emerging markets, we see a tendency to prefer local suppliers. In some European countries we are observing a trend of customers trying to increase competition by using multi-supplier strategies. We expect continued strong demand for metro and light rail as well as for technologies to reduce energy consumption and operating costs. The locomotive market is still held back by austerity programs in a number of countries. We expect that innovative value-added services offerings, such as IT and remote services, will support market growth in coming years.

Markets served by our **Power Grid Solutions & Products** Business are expected to show little or no growth in fiscal 2014. While we anticipate a general recovery of the non-residential construction market, particularly in the U.S., there is usually a lag time of three to four quarters before orders for electrical installations materialize and our Business begins to participate in such growth. As for industrial markets, we expect that the development will be burdened by declining investments in the mining industry. Similarly, investments by power supply companies are anticipated to be held back by regulatory restrictions in some countries, and by austerity programs in others, particularly in Europe. As at Transportation & Logistics we see a tendency in some countries, especially within emerging countries, to prefer local suppliers.

The markets for our **Building Technologies** Division are expected to grow moderately in fiscal 2014. While we expect solid growth in non-residential construction, there is – similar to Power Grid Solutions & Products – usually a lag time of three to four quarters before the Division begins to participate in such growth. On a regional basis, growth is expected to be driven by the Asia, Australia and the Americas regions. Within Europe, C.I.S., Africa, Middle East we anticipate growth in the Middle East, while the development in Europe is expected to be challenging due to the economic situation in some southern and western European countries and weak public investment due to austerity programs.

SFS' business is geared to the Siemens Sectors and their markets and therefore provides support to the operating business of Siemens. As such SFS is, among other factors, influenced by the overall business development of the markets served by the four Sectors.

C.9.1.3 SIEMENS GROUP

We are basing our outlook for the Siemens Group and its segments on the above-mentioned expectations regarding the overall economic situation and specific market conditions for the next fiscal year.

We are exposed to currency translation effects, involving the US$, British £ and currencies of emerging markets such as China, India and Brazil. We expect volatility in global currency markets to continue in fiscal 2014. Given that Siemens is a net exporter from the Eurozone to the rest of the world, a weak Euro is principally favorable for our business and a strong Euro is principally unfavorable. During fiscal 2013, the average exchange rate conversion for our large volume of US$-denominated revenue was US$1.31 per Euro. In the latter part of the fiscal year, the Euro increased in strength. As of the end of the fiscal year, the US$ exchange rate was US$1.35 per Euro. Through adaptation of our production facilities during the past, we have improved our natural hedge on a global basis. In addition, we have already systematically addressed the remaining currency risk in our export business activities for fiscal 2014, see → NOTE 31 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. We expect these steps to help to limit effects on income related to currency in fiscal 2014.

We expect "Siemens 2014," our company-wide program for improving profitability in our Sectors through cost reduction, strengthening core activities, improving our go-to-market set-up, optimizing our corporate infrastructure, and simplifying our governance will contribute positively to growth in Net income and corresponding basic earnings per share (EPS).

This outlook excludes impacts related to legal and regulatory matters.

Revenue growth

We expect that in fiscal 2014 **revenue** on an organic basis, excluding currency translation and portfolio effects, will remain near the prior-year level, as markets for Siemens overall are expected to remain challenging in the next fiscal year. These challenges are expected to be particularly evident in short-cycle businesses, where we do not anticipate a recovery until late in fiscal 2014. On the other hand, we expect a stabilizing effect on revenue from conversion of our order backlog (defined as the sum of order backlogs of our Sectors) which totaled €100 billion as of September 30, 2013. From this backlog we expect to convert approximately €40 billion of past orders into current revenue in the next fiscal year. Within this amount for fiscal 2014, we expect approximately €21 billion in revenue conversion from the €54 billion backlog of the Energy Sector, approximately €10 billion in revenue conversion from the €29 billion backlog of Infrastructure & Cities, approximately €6 billion in revenue conversion from the €10 billion backlog of Industry and approximately €3 billion in revenue conversion from the €7 billion backlog of Healthcare. For fiscal 2014, we expect that orders will continue to exceed revenue, leading to a book-to-bill ratio above 1.

Overall, we assume growth in revenue from emerging markets, which accounted for 34% of total revenue in fiscal 2013, to be largely offset by lower revenue from industrialized countries.

In fiscal 2010, we set ourselves the goal to increase revenue from our Environmental Portfolio to more than €40 billion in fiscal 2014. In fiscal 2013, revenue from our Environmental Portfolio was €32 billion. Due to recent and ongoing portfolio changes, particularly including the spin-off of OSRAM and the disposal of our Water Technologies Business Unit, it is no longer likely that we will achieve this target purely with our own operations by the end of fiscal 2014. Siemens' strategic focus on technologies for energy efficiency and climate and environmental protection will nevertheless remain in place.

Profitability

For fiscal 2014, we anticipate that basic **EPS** from Net income will increase by at least 15% compared to €5.08 in fiscal 2013. This increase is calculated on a base of 843 million shares, which was the actual number of shares outstanding as of September 30, 2013. We expect that this increase will come predominantly from **growth in Net income**. In addition, we expect EPS growth to benefit modestly from our previously announced plan to repurchase Siemens shares in a volume of up to €4 billion within the next up to 24 months.

Our forecast for basic EPS growth in fiscal 2014 is based on a number of additional expectations and assumptions. As mentioned above, we forecast organic revenue near the level of fiscal 2013, which means we do not expect positive influences on profit development from economies of scale. We assume pricing pressure across our businesses of around 2.5% to 3.0% in fiscal 2014, which will also hold back profit development, and upward pressure on costs from wage inflation of around 4% on a global basis. Finally, we anticipate that our tax rate in fiscal 2014 will be slightly higher, on the assumption that we will generate a greater share of profit in higher-tax jurisdictions. We expect that these factors will be offset by significant positive developments, particularly including a steep decline in charges compared to fiscal 2013, which included €1.3 billion in impacts for the "Siemens 2014" program. Furthermore, we expect substantial productivity benefits from the program, continued progress with reducing costs in our supply chain, and a more favorable revenue mix in some businesses due to portfolio measures and selective ramp-down of lower-margin activities.

We expect **Total Sectors profit** in fiscal 2014 to benefit from implementation of "Siemens 2014." At the end of fiscal 2013, we were ahead of schedule with regard to identifying and implementing the measures within the program aimed at sustainably improving our productivity. As a result, we took the great majority of the charges we expected under the program within fiscal 2013, totaling €1.3 billion. With only some supplemental charges for the program in fiscal 2014, and with most of the program's productivity gains expected to materialize during the year, we expect a substantial increase in Total Sectors profit year-over-year, and that Total Sectors profit margin will rise to 9.5% to 10.5%. We assume that all Sectors will contribute to the Total Sectors profit margin improvement, except for Healthcare which already achieved a very high margin level in fiscal 2013 due to execution of its "Agenda 2013" initiative. We assume that pricing pressure will be modestly higher for Healthcare and Energy than for Infrastructure & Cities and Industry.

As part of One Siemens, our framework for sustainable value creation, we have defined adjusted **EBITDA margin corridors** for the respective industries of our four Sectors, which the Sectors seek to achieve and maintain throughout the entire business cycle. For Energy the margin corridor is 10% to 15%; for Healthcare the margin corridor is 15% to 20%; for Industry the margin corridor is 11% to 17%; and for Infrastructure & Cities the margin corridor is 8% to 12%. With anticipated improvements in Total Sectors profit, we expect that all Sectors will be in their respective margin corridors in fiscal 2014, with Infrastructure & Cities reaching the low end of its target range.

Anticipated improvements within Total Sectors profit are expected to be partly offset by results outside the Sectors and within discontinued operations. Within **Equity Investments** we expect profit of approximately €100 million in fiscal 2014. In fiscal 2013, profit of €396 million benefited strongly from the sale of our stake in NSN.

We expect **SFS** to continue successfully executing its growth strategy, which drove a higher interest result in fiscal 2013 compared to the prior year. With continued growth in fiscal 2014, we anticipate profit of SFS to be above the prior-year level of €409 million. Within One Siemens, we set a target range for return on equity or **ROE (after tax)** for SFS of 15% to 20%. We expect that SFS will continue to reach this range in fiscal 2014.

We anticipate that SRE will continue with real estate disposals depending on market conditions. We expect results from Corporate items and pensions in fiscal 2014 to be approximately a negative €1.0 billion and profit related to Eliminations, Corporate Treasury and other reconciling items to come in at about a negative €200 million.

In the next fiscal year, we expect no material impact on Net income from discontinued operations. For comparison, discontinued operations in fiscal 2013 resulted in income of €197 million, due mainly to OSRAM, which we spun off at the end of fiscal 2013.

Capital efficiency

Our most important financial goal is capital efficiency, which we measure in terms of adjusted return on capital employed (**ROCE (adjusted)**). Due mainly to our expectations regarding the development of income from continuing operations, we expect ROCE (adjusted) for continuing operations to return to our target range of 15% to 20% in fiscal 2014. For comparison, ROCE (adjusted) for continuing operations was 13.8% in fiscal 2013. For SFS, we set a target range for return on equity or ROE (after tax) for SFS of 15% to 20%. As mentioned above, we expect that SFS will continue to reach this range in fiscal 2014.

Capital structure

For the medium-term we set a target for our **capital structure**, defined as the ratio of adjusted industrial net debt to adjusted EBITDA. We seek to achieve a ratio in the range of 0.5 to 1.0. In fiscal 2013, we made progress toward this target, and we anticipate that we will approach the lower end of the range at the end of fiscal 2014. We expect this to be strongly supported by a planned buyback of Siemens AG shares worth up to €4.0 billion over the next up to 24 months as mentioned above.

In the area of investment planning, we expect to continue our investing activities, such as to safeguard market share and competitive advantages based on technological innovation. We will also continue investing in extending our capacities for designing, manufacturing and marketing new solutions and for the necessary replacements of these fixed assets. With regard to capital expenditures for continuing operations, we expect a substantial increase in fiscal 2014 spending year-over-year.

Dividend and share buybacks

We intend to continue providing an attractive return to shareholders. Therefore in the years ahead we intend to propose a dividend payout which, combined with outlays during the fiscal year for publicly announced share buybacks, results in a sum representing 40% to 60% of Net income, which for this purpose we may adjust to exclude selected exceptional non-cash effects. Furthermore, for fiscal 2014, we are taking proceeds from the sale of the NSN stake in fiscal 2013 into consideration. As in the past, we intend to fund the dividend payout from Free cash flow.

C.9.1.4 OVERALL ASSESSMENT

We expect our markets to remain challenging in fiscal 2014. Our short-cycle businesses are not anticipating a recovery until late in the fiscal year. We expect orders to exceed revenue, for a book-to-bill ratio above 1. Assuming that revenue on an organic basis remains level year-over-year, we expect basic earnings per share (Net Income) for fiscal 2014 to grow by at least 15% from €5.08 in fiscal 2013.

This outlook is based on shares outstanding of 843 million as of September 30, 2013. Furthermore, it excludes impacts related to legal and regulatory matters. Overall, the actual development for Siemens and its Segments may vary, positively or negatively, from our expectations due to the risks and opportunities described below. See → C.9.3 RISKS as well as → C.9.4 OPPORTUNITIES. This report on expected developments should be read in conjunction with → C.12 NOTES AND FORWARD-LOOKING STATEMENTS.

C.9.2 Risk management

C.9.2.1 BASIC PRINCIPLES OF THE RISK MANAGEMENT

Our risk management policy stems from a philosophy of pursuing sustainable growth and creating economic value while avoiding and managing inappropriate risks. As risk management is an integral part of how we plan and execute our business strategies, our risk management policy is set by the Managing Board. Our organizational and accountability structure as of September 30, 2013 requires each of the respective managements of our Sectors, SFS, SRE, regions and Corporate Units to implement risk management programs that are tailored to their specific industries and responsibilities, while being consistent with the overall policy established by the Managing Board.

C.9.2.2 ENTERPRISE RISK MANAGEMENT PROCESS

We have implemented and coordinated a set of risk management and control systems which support us in the early recognition of developments jeopardizing the continuity of our business. The most important of these systems include our enterprise-wide processes for strategic planning and management reporting. Strategic planning is intended to support us in considering potential risks well in advance of major business decisions, while management reporting is intended to enable us to monitor such risks more closely as our business progresses. Our internal auditors regularly review the adequacy and effectiveness of our risk management system. Accordingly, if deficits are detected, it is possible to adopt appropriate measures for their elimination. This coordination of processes and procedures is intended to help ensure that the Managing Board and the Supervisory Board are fully informed about significant risks in a timely manner.

Risk management at Siemens is based on a comprehensive, interactive and management-oriented Enterprise Risk Management (ERM) approach that is integrated into the organization and that addresses both risks and opportunities. Our ERM approach is based on the worldwide accepted Enterprise Risk Management – Integrated Framework (2004) developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The framework connects the ERM process with our financial reporting process and is closely integrated in our internal control system. It considers a company's strategy, the efficiency and effectiveness of its business operations, the reliability of its financial reporting as well as compliance with relevant laws and regulations to be equally important.

The ERM process aims for early identification and evaluation of, and response regarding, risks and opportunities that could materially affect the achievement of our strategic, operational, financial and compliance objectives. Our ERM is based on a net risk approach, covering risks and opportunities remaining after the execution of existing control measures. In order to provide a comprehensive view on our business activities, risks and opportunities are identified in a structured way combining elements of both top-down and bottom-up approaches. Risks and opportunities are generally reported on a quarterly basis. This regular reporting process is complemented by an ad-hoc reporting process that aims to escalate critical issues in a timely manner. Relevant risks and opportunities are prioritized in terms of impact and likelihood, considering different perspectives, including business objectives, reputation and regulatory matters. The bottom-up identification and prioritization process is supported by workshops with the respective management of the Sector, SFS, SRE, regional and Corporate Unit organizations. This top-down element ensures that potential new risks and opportunities are discussed at the management level and are included in the subsequent reporting process, if found to be relevant. Reported risks and opportunities are analyzed regarding potential cumulative effects and are aggregated at Sector, SFS, SRE, regional and corporate level.

Responsibilities are assigned for all relevant risks and opportunities with the hierarchical level of responsibility depending on the significance of the respective risk or opportunity. In a first step, assuming responsibility for a specific risk or opportunity involves deciding upon one of our general response strategies, or a combination of them. Our general response strategies with respect to risks are avoidance, transfer, reduction or acceptance of the relevant risk. Our general response strategies with respect to opportunities are partial or complete realization of the relevant opportunity. In a second step, responsibility for a risk or opportunity also involves the development, initiation and monitoring of appropriate response measures corresponding to the chosen response strategy. These response measures have to be specifically tailored to allow for effective risk management. Accordingly, we have developed a variety of response measures with different characteristics: For example, we mitigate the risk of fluctuations in currency and interest rates by engaging in hedging activities. Regarding our long-term projects, systematic and comprehensive project management with standardized project milestones, including provisional acceptances during project execution, and complemented by clearly defined approval processes assists us in identifying and responding to project risks at an early stage, even before entering the bidding phase. Furthermore, we maintain appropriate insurance levels for potential cases of damage and liability risks in order to reduce our exposure to such risks and to avoid or minimize potential losses. Among others, we address the risk of fluctuations in economic activity and customer demand by closely monitoring the macroeconomic conditions and developments in relevant industries, and by adjusting capacity and implementing cost-reduction measures in a timely and consistent manner, if deemed necessary.

C.9.2.3 RISK MANAGEMENT ORGANIZATION AND RESPONSIBILITIES

To oversee the ERM process and to further drive the integration and harmonization of existing control activities to align with legal and operational requirements, the Managing Board established a Corporate Risk and Internal Control Department, headed by the Chief Risk&Internal Control Officer, and a Corporate Risk and Internal Control Committee (CRIC). The CRIC obtains risk and opportunity information from the Risk Committees established at the Sector, SFS, SRE and regional level as well as from the Heads of Corporate Units, which then forms the basis for the evaluation of the company-wide risk and opportunity situation. The CRIC reports to and supports the Managing Board on matters relating to the implementation, operation and oversight of the risk and internal control system and assists the Managing Board in reporting to the Audit Committee of the Supervisory Board. The CRIC is composed of the Chief Risk&Internal Control Officer, as the chairperson, and members of senior management such as the Sector and SFS CEOs, the CFO of Siemens, and selected Heads of Corporate Units.

Operational and organizational structure of the Enterprise Risk Management (ERM) process as of September 30, 2013


Managing Board
Overall responsibility for the Risk and Internal Control System. Defines risk policy and ERM strategy.
Audit Committee
Oversees the effectiveness of the risk management and internal control system.
Corporate Risk & Internal Control Committee (CRIC)
Reports to and supports the Managing Board in matters relating to the implementation, operation and oversight of an effective Risk and Internal Control System.
Chief Risk & Internal Control Officer
Chairman of the CRIC. Defines and monitors application of ERM strategy, policy and methodology. Consolidates Siemens wide risk and opportunity profile for CRIC.
Sector Risk & Internal Control Committees
Cluster Risk & Internal Control Committees
Oversee the risk and internal control activities for their area of responsibility and provide the Management with information necessary to report to the CRIC.
Sector Management[1]
Cluster Management
Heads of Corporate Units
Implement ERM system and ensure management and monitoring of risks and opportunities in their respective organization.

1 The term "Sector" in this chart comprises Sectors, SFS and SRE.

C.9.3 Risks

Below we describe the risks that could have a material adverse effect on our business, financial condition (including effects on assets, liabilities and cash flows), results of operations and reputation. The order in which the risks are presented in each of the four categories reflects the currently estimated relative exposure for Siemens associated with these risks and thus provides an indication of the risks' current importance to us. Nevertheless, risks currently considered to entail a lower risk exposure could potentially result in a higher negative impact on Siemens than risks currently considered to entail a higher risk exposure. Additional risks not known to us or that we currently consider immaterial may also negatively impact our business operations. Unless otherwise stated, the risks described below relate to all of our segments.

C.9.3.1 STRATEGIC RISKS

Our business, financial condition and results of operations may be affected by the uncertainties of economic and political conditions, particularly in the current macroeconomic environment, which is characterized by a high degree of uncertainty and modest recovery as well as the continuing risk of resurgence of crisis in financial markets and of renewed global economic downturn: Our business environment is influenced by domestic as well as global demand, which in turn is influenced by economic conditions. We still see a high degree of volatility in the global financial markets, primarily as a result of the ongoing crisis in the Eurozone. Future economic developments and, in consequence, the speed of economic growth and the sustainability of our market environment are dependent upon the evolution of a number of global and local factors such as the crisis in the credit markets, economic crises arising from sovereign debt overruns, and government budget consolidation measures related thereto, reduced levels of capital expenditures, declining consumer and business confidence, increasing unemployment in certain countries, fluctuating commodity prices, bankruptcies, natural disasters, political crises, imminent social unrest and other challenges.

In light of the latest economic developments, the high degree of unemployment in certain countries, the level of public debt in the United States, in Japan and in countries affected by the European sovereign debt crisis, uncertainties with respect to the stability of certain emerging markets, e.g. India or Indonesia, the risk of an escalation of the budgetary quarrels in the United States and the potential impact of budget consolidation measures by governments around the world, the bases for our expectations relating to the overall economic situation and specific conditions in markets relevant to us are subject to considerable uncertainties. In general, due to the significant proportion of long-cycle businesses in our Sectors and the importance of long-term contracts for Siemens, there is usually a time lag between the development of macroeconomic conditions and their impact on our financial results. Important exceptions include our short-cycle businesses in the Industry Sector, particularly those in Industry Automation and parts of

Drive Technologies as well as parts of the Power Grid Solutions & Products Business within the Infrastructure & Cities Sector, which are highly sensitive to volatility in market demand. If the moderate recovery of macroeconomic conditions stalls again and if we are not successful in adapting our production and cost structure to subsequent changes to conditions in the markets in which we operate, there can be no assurance that we will not experience adverse effects that may be material to our business, financial condition and results of operations. For example, it may become more difficult for our customers to obtain financing and as a result they may modify, delay or cancel plans to purchase our products and services or to execute transactions. Furthermore, prices may decline as a result of adverse market conditions to a greater extent than currently anticipated. In addition, contracted payment terms, especially regarding the level of advance payments by our customers relating to long-term projects, may become less favorable, which could negatively impact our cash flows. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us, which may adversely affect our business, financial condition and results of operations.

Numerous other factors, such as fluctuations in energy and raw material prices, as well as global political conflicts, including those in the Middle East, North Africa and other regions, continue to impact macroeconomic parameters and the international capital and credit markets. The uncertainty of economic and political conditions can have a material adverse impact on our business, financial condition and results of operations.

Our business is affected by a variety of market conditions and regulations. For example, our Energy Sector is exposed to the development of global demand for energy and is considerably affected by regulations related to energy and environmental policies. Our Healthcare Sector, in turn, is dependent on developments and regulations in healthcare systems around the world, particularly in the important U.S. healthcare market. Our Industry Sector is vulnerable to unfavorable market conditions in certain segments of the automotive and manufacturing industries. Our Infrastructure & Cities Sector focuses, among other things, on business with public authorities around the world and is thus vulnerable to restrictions in public budgets.

We operate in highly competitive markets, which are subject to price pressures and rapid changes: The worldwide markets for our products and solutions are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. In many of our businesses, we face downward price pressure and we are or could be exposed to market downturns or slower growth, which may increase in times of declining investment activities and consumer demand. We face strong competitors, some of which are larger and may have greater resources in a given business area, as well as competitors from emerging markets, which may have a better cost structure. Some industries in which we operate are undergoing consolidation, which may result in stronger competition and a change in our relative market position. Certain competitors may be more effective and faster in capturing available market opportunities. These factors alone or in combination may negatively impact our business, financial condition, and results of operations.

Our business, financial condition and results of operations may be adversely affected by continued strategic alignments and cost-cutting initiatives: We are in a continuous process of strategic alignments and constantly engage in cost-cutting initiatives, including ongoing capacity adjustment measures and structural initiatives. Capacity adjustments through consolidation of business activities and manufacturing facilities, and the streamlining of product portfolios are also part of these cost reduction efforts. These measures may not be implemented as planned, may turn out to be less effective than anticipated, may only become effective later than estimated or may not become effective at all. Each of these factors alone or in combination may negatively impact our business, financial condition, and results of operations. Any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

Our business, financial condition and results of operations may be adversely affected by portfolio measures: Our strategy includes divesting activities in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to divestments, we may not be able to divest some of our activities as planned, and the divestitures we do carry out could have a negative impact on our business, financial condition, results of operations and our reputation. For example, we have announced the closure of our solar business and decided to divest the business activities included in our airport logistics and postal automation business, which as of September 30, 2013 was part of the Infrastructure & Cities Sector's Mobility and Logistics Division.

Mergers and acquisitions are inherently risky because of difficulties that may arise when integrating people, operations, technologies and products. There can be no assurance that any of the businesses we acquire can be integrated successfully and as timely as originally planned or that they will perform as anticipated once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. For example, we are currently engaged in integration activities within the Infrastructure & Cities Sector's Mobility and Logistics Division concerning the recently acquired rail automation business of Invensys plc., U.K., and within the Industry Sector's Industry Automation Division concerning the acquisition of LMS International NV, Belgium, a leading provider of mechatronic simulation solutions. Furthermore, portfolio measures may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in intangible assets, including goodwill. Our Statements of Financial Position reflect a significant amount of intangible assets, including goodwill. Among our businesses, the largest amount of goodwill is allocated to the Diagnostics Division and the Imaging & Therapy Systems Division of the Healthcare Sector, and the Industry Automation Division of the Industry Sector. If we were to encounter continuing adverse business developments including negative effects on our revenues, profits or cash, or adverse effects from an increase in the weighted average cost of capital (WACC) or from foreign exchange rate developments, or if we were otherwise to perform worse than expected at acquisition activities, then these intangible assets, including goodwill, might have to be written off, which could materially and adversely affect our business, financial condition and results of operations. The likelihood of such adverse business developments increases in times of difficult or uncertain macroeconomic conditions.

Our business, financial condition and results of operations may be adversely affected by our equity interests, other investments and strategic alliances, particularly in our segment Equity Investments: Our strategy includes strengthening our business interests through joint ventures, associated companies and strategic alliances. Certain of our investments are accounted for using the equity method, including, among others, BSH and EN (renamed to Unify after fiscal year end). Furthermore we hold other investments, for example Atos S.A. and OSRAM Licht AG. Any factors negatively influencing the profitability of our equity and other investments, including negative effects on revenues, profits or cash, could have an adverse effect on our equity pick-up related to these equity interests or may result in a write-off of these investments. In addition, our business, financial condition and results of operations could also be adversely affected in connection with loans, guarantees or non-compliance with financial covenants related to these equity and other investments. Furthermore, such investments are inherently risky as we may not be able to sufficiently influence corporate governance processes or business decisions taken by our equity investments, other investments and strategic alliances that may have a negative effect on our business. In addition, joint ventures bear the risk of difficulties that may arise when integrating people, operations, technologies and products. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

Our businesses must keep pace with technological changes and develop new products and services to remain competitive: The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers' needs in these areas, we must continuously design new, and update existing products and services, and invest in, and develop new technologies. Introducing new products and technologies requires a significant commitment to research and development, which in return requires expenditure of considerable financial resources that may not always result in success. Our sales and profitability may suffer if we invest in technologies that do not operate, or may not be integrated, as expected or that are not accepted in the marketplace as anticipated, or if our products or systems are not introduced to the market in a timely manner, in particular, compared to our competitors, or become obsolete. We constantly apply for new patents and actively manage our intellectual property portfolio to secure our technological position. However, our patents and other intellectual property may not prevent competitors from independently developing or selling products and services similar to or duplicate of ours. There can be no assurance that the resources invested by us to protect our intellectual property will be sufficient or that our intellectual property portfolio will adequately deter misappropriation or improper use of our technology. Furthermore, in some of our markets, the need to develop and introduce new products rapidly in order to capture available opportunities may lead to quality problems. Our operating results depend to a significant extent on our ability to anticipate and adapt to changes in markets and to reduce the costs of producing high-quality, new and existing products. Among recent technology trends, we carefully estimate the potential and relevance of cloud computing. We believe that the potential and usage scenarios of this technology vary among our products, solutions and services depending on the degree of information technology utilized. However, we also believe that this trend needs to be monitored closely, because it might bear the potential to change the competitive landscape. Any inability to adapt to the aforementioned factors could have a material adverse effect on our business, financial condition and results of operations.

We are subject to changes of regulations, laws and policies concerning our products: As a diversified company with global businesses we are exposed to various product related regulations, laws and policies influencing our processes. Recently, some jurisdictions around the world have adapted certain regulations, laws and policies requiring us to extend our recycling efforts, limit the sourcing and usage of certain raw materials and request additional due diligences and disclosures on sourcing and usage of the regulated raw materials. In particular, we must comply with U.S. legislation to improve transparency and accountability concerning the sourcing of "conflict minerals" from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term "conflict minerals" currently encompasses tantalum, tin, tungsten (or their ores) and gold. Conflict minerals can be found in a vast array of products. This U.S. legislation requires manufacturers, such as us, to investigate and disclose their use of any conflict minerals originating in the DRC or adjoining countries. It also implements guidelines to assist the manufacturer in preventing, by way of performing due diligence in its supply chain, any such sourcing from potentially financing or benefitting armed groups in this area. We are currently working on an implementation strategy for the above-referenced legislation. Since we operate within highly complex value chains, we are required to undertake a significant due diligence process requiring considerable investments of human resources and finances in order to comply with the conflict minerals due diligence and disclosure requirements. If our (sub-) suppliers are unable or unwilling to provide us with requested information and to take other steps to ensure that no conflict minerals, financing or benefitting armed groups in the DRC, are included in minerals or components supplied to us, we may be forced to disclose information about the use of conflict minerals in our supply chain in filings with the SEC. In addition, since the applicability of the new conflict minerals legislation is limited to companies publicly listed in the U.S., not all of our competitors are required to comply with this legislation or engage in similar efforts to disclose the usage of conflict minerals. If we are unable to achieve sufficient confidence throughout our supply chain, or if any of these risks or similar risks associated with these kinds of regulations, laws and policies were to materialize, our business, financial condition, results of operations and reputation could be materially adversely affected.

C.9.3.2 OPERATIONAL RISKS

Our business, financial condition and results of operations may be adversely affected by cost overruns or additional payment obligations related to the management of our long-term, fixed price or turnkey projects: We perform a portion of our business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. Some of these contracts are inherently risky because we may assume substantially all of the risks associated with completing a project and the post-completion warranty obligations. For example, we face the risk that we must satisfy technical requirements of a project even though we may not have gained experience with those requirements before we win the project. The profit margins realized on fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of unanticipated project modifications, shortage of key personnel, quality problems, financial difficulties of our customers, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, unforeseen changes or difficulties in the regulatory or political environment, performance problems with our suppliers, subcontractors and consortium partners or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements in addition to other performance criteria relating to timing, unit cost and compliance with government regulations requirements, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that contracts and projects, in particular those with long-term duration and fixed-price calculation, can be completed profitably.

Increased IT security threats and higher levels of professionalism in computer crime could pose a risk to our systems, networks, products, solutions and services as well as to those of our service providers: Our business portfolio includes a broad array of systems, networks, products, solutions and services across our businesses that rely on digital technologies. We observe a global increase in IT security threats and higher levels of professionalism in computer crime, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of data. We attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems such as firewalls and virus scanners. To the extent we employ service providers, such as in the area of IT infrastructure, we have contractual arrangements in place in order to ensure that these risks are reduced in a similar manner. Nonetheless, our systems, networks, products, solutions and services, as well as those of our service providers remain potentially vulnerable to attacks. Depending on their nature and scope, such attacks could potentially lead to the leakage of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and supply shortages, which in turn could adversely affect our business, financial condition, results of operations and reputation.

We may face operational failures and quality problems in our value chain processes: Our value chain comprises all steps, from research and development to supply chain management, production, marketing, sales and services. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in our Sectors in relation to our production and construction facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell might have quality issues resulting from the design or manufacture of such products or from the software integrated into them. In particular, our Healthcare Sector is subject to requirements of the U.S. Food and Drug Administration, which require certain efforts safeguarding our product quality. If we are not able to comply with these requirements, our business, financial condition, results of operations and reputation may be adversely affected.

Furthermore, failures on the part of service providers we employ, such as in the area of IT, may have an adverse effect on our processes and operations and our ability to meet our commitments to customers or increase our operating costs. Any operational failures or quality issues could have a material adverse effect on our business, financial condition, results of operations and reputation.

We may face interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time, and we may be subject to rising raw material prices: Our financial performance depends in part on reliable and effective supply chain management for components, sub-assemblies and other materials. Capacity constraints and supply shortages resulting from ineffective supply chain management may lead to delays and additional cost. We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers' needs, including ours, during periods of excess demand. Component supply delays can affect the performance of our Sectors. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components or raw materials due to market shortages or other reasons could also adversely affect the performance of our Sectors. Furthermore, we may be exposed to the risk of delays and interruptions of the supply chain as a consequence of natural disasters in case we are unable to identify alternative sources of supply or ways of transportation in a timely manner or at all. A general shortage of materials, components or sub-components as a result of natural disasters also bears the risk of unforeseeable fluctuations in prices and demand, which might adversely affect our business, financial condition and results of operations.

Our Sectors purchase raw materials including so-called rare-earth metals, copper, steel, aluminum and oil, which expose them to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If we are not able to compensate for our increased costs or pass them on to customers, price increases could have a material adverse impact on our business, financial condition and results of operations. In contrast, in times of falling commodity prices, we may not fully profit from such price decreases as we attempt to reduce the risk of rising commodity prices by several means, such as long-term contracting or physical and financial hedging. In addition to price pressure that we may face from our customers expecting to benefit from falling commodity prices or adverse market conditions, this could also adversely affect our business, financial condition and results of operations.

We are dependent upon hiring, developing and retaining highly qualified management and technical personnel: Competition for highly qualified personnel remains intense in the industries and regions in which our businesses operate. In many of our business areas, we intend to expand our business activities, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, integrate, develop and retain engineers and other qualified personnel. We address this risk with various measures, for example succession planning, employer branding, retention and career management. However, there can be no assurance that we will continue to be successful in attracting and retaining all the highly qualified employees and key personnel needed in the future, including in appropriate geographic locations, and any inability to do so could have a material adverse effect on our business, financial condition, results of operations and reputation.

C.9.3.3 FINANCIAL RISKS

We are exposed to currency risks and interest rate risks: We are exposed to fluctuations in exchange rates, especially between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. In addition, we are exposed to currency effects involving the currencies of emerging markets, in particular the Chinese Yuan. As a result, a strong euro in relation to the U.S. dollar and other currencies could have an adverse impact on our revenues and results of operations. Certain currency risks as well as interest rate risks are hedged on a Company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange and interest rates, our hedging activities could have significant effects on our business, financial condition and results of operations. Our Sectors and Financial Services (SFS) engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which also do not qualify for hedge accounting, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may lead to higher volatility and adverse effects on our business, financial condition and results of operations. A strengthening of the euro (particularly against the U.S. dollar) may change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices.

We are exposed to volatile credit spreads: Regarding our Corporate Treasury activities, widening credit spreads due to uncertainty and risk aversion in the financial markets might lead to adverse changes of fair market values of our financial assets, in particular concerning our derivative financial instruments. In addition, we see a risk of widening credit spreads leading to increasing refinancing costs if the Eurozone sovereign debt crisis with its ongoing significant impact on global financial markets and the European financial sector in particular, continues or even worsens. Any such development could also further increase the costs for buying protection against credit risks due to a potential increase of counterparty risks.

Our future financing via Corporate Treasury may particularly be affected by the uncertainty of economic conditions and the development of capital and financial markets: Our Corporate Treasury is responsible for the financing of the Company. Negative developments in the foreign exchange, money or capital markets, such as limited availability of funds (particularly U.S. dollar funds), may increase our overall cost of funding. The ongoing Eurozone sovereign debt crisis continues to have an impact on global capital markets. The resulting higher risk awareness of governments lead to more regulations on the use of financial instruments through (1) the Regulation on OTC derivatives, central counterparties and trade repositories (European Market Infrastructure Regulation) and (2) other similar regulations in other jurisdictions, which may have an impact on the future availability or the costs of adequate hedging instruments for the Company. It may even lead to further regulation of the financial sector and the use of financial instruments. Such further regulations could adversely influence our future possibilities of obtaining debt financing, and/or may significantly increase our refinancing costs. Deteriorating credit quality and/or default of business partners may adversely affect our business, financial condition and results of operations.

Downgrades of our ratings could increase our cost of capital and could negatively affect our businesses: Our business, financial condition and results of operations are influenced significantly by the actual and expected performance of the Sectors and SFS, as well as the Company's portfolio measures. An actual or expected negative development of our business, financial condition or results of operations could result in the deterioration of our credit rating. Downgrades by rating agencies could increase our cost of capital, may reduce our potential investor base and may negatively affect our business, financial condition and results of operations.

Our financing activities subject us to various risks, including credit, interest rate and foreign exchange risk: We provide our customers with various forms of direct and indirect financing in connection with large projects. We also finance a large number of customer orders, for example, the leasing of medical equipment, mainly through SFS. SFS also incurs credit risk by financing third-party equipment or by taking direct or indirect participation in financings, such as syndicated loans. In part, we take a security interest in the assets we finance or we receive additional collateral. Our business, financial condition and results of operations may be adversely affected if the credit quality of our customers deteriorates or if they default on their payment obligation to us, if the value of the assets in which we have taken a security interest or additional collateral declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. Potential adverse changes in economic conditions could cause a decline in the fair market values of assets, derivative instruments as well as collateral, resulting in losses which could have an adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by several parameters influencing the funded status of our pension benefit plans: The funded status of our pension plans may be affected by an increase or decrease in the defined benefit obligation (DBO), as well as by an increase or decrease in the value of plan assets. Pensions are accounted for in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions such as the discount rate, rate of future compensation increases and pension progression. Actual developments may differ from assumptions due to changing market and economic conditions, thereby resulting in an increase or decrease in the DBO. Significant movements in financial markets or a change in the portfolio mix of invested assets could result in corresponding increases or decreases in the value of plan assets, particularly equity securities. Also, changes in pension plan assumptions could affect net periodic pension cost. For example, a change in discount rates may result in changes in the net periodic benefit cost in the following fiscal year. In order to comply with local pension regulations in selected foreign countries, we may face a risk of increasing cash outflows to reduce an underfunding of our pension plans in these countries, if any.

For further information on financial risks and financial risk management, see → NOTE 32 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.9.3.4 COMPLIANCE RISKS

We are subject to regulatory risks associated with our international operations: Protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate, such as import and export controls, tariffs and other trade barriers and price or exchange controls, could affect our business in several national markets, impact our sales and profitability and make the repatriation of profits difficult, and may expose us to penalties, sanctions and reputational damage. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights and subject us to continually increasing costs related to designing and implementing appropriate compliance programs and protocols.

As a globally operating organization, we conduct business with customers in countries, such as Iran, Syria and Cuba, that are subject to increasingly expansive export control regulations, embargoes, economic sanctions or other forms of trade restrictions imposed by the U.S., the European Union or other countries or organizations. New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Iran, Syria or on other sanctioned countries in which we do business may result in a curtailment of our existing business in such countries and in amendments to our policies. We are also aware of initiatives by institutional investors, such as pension funds or other companies, to adopt or consider adopting policies prohibiting investment in and transactions with, or requiring divestment of interests in entities doing business with Iran and other countries identified as state sponsors of terrorism by the U.S. Secretary of State. It is possible that such initiatives may result in us being unable to gain or retain investors, customers or suppliers. In addition, the termination of our activities in sanctioned countries may expose us to customer claims and other actions. Our reputation could also suffer due to our activities with counterparties in or affiliated with these countries. We have included details of our Iran-related activities in → C.3.1.1 ORDERS AND REVENUE, and are filing a related notice of disclosure with the SEC. Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, upon receipt of the notice of disclosure by the SEC, the SEC is required to notify the US President and Congress of the filing. The President is then required to initiate an investigation into Iran-related activities disclosed in such notice, and make a determination as to whether sanctions should be imposed on the filing party. There is no assurance as to the outcome of any such Presidential investigation. If the relevant authorities were to impose penalties or sanctions on Siemens, such measures could have a material adverse effect on our business, financial condition and results of operations.

We expect that sales to emerging markets will continue to account for an increasing portion of our total revenue, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offering. Emerging market operations involve various risks, including civil unrest, health concerns, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. The Asian markets, in particular, are important for our long-term growth strategy, and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. Our growth strategy could be limited by governments supporting local industries. Our Sectors, particularly those that derive their revenue from large projects, could be adversely affected if future demand, prices and gross domestic product in the markets in which those Sectors operate do not develop as favorably as expected due to such regulatory measures. If any of these risks or similar risks associated with our international operations were to materialize, our business, financial condition and results of operations could be materially adversely affected.

Current and future investigations regarding allegations of public corruption, antitrust violations and other illegal acts could have a material adverse effect on our business, financial condition and results of operations and on our reputation: We engage in a substantial amount of business with governments and government-owned enterprises around the world. We also participate in a number of projects funded by government agencies and intergovernmental and supranational organizations such as multilateral development banks. If we are found to have been engaged in public corruption, antitrust violations and other illegal acts, such activities may impair our ability to do business with these or other organizations. Corruption, antitrust and related proceedings may lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgements, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Accordingly, we may be required to record material provisions to cover potential liabilities arising in connection with such investigations and proceedings, including potential tax penalties. Moreover, any findings related to public corruption that are not covered by the 2008 and 2009 corruption charge settlements, which were concluded with American and German authorities, may endanger our business with government agencies and intergovernmental and supranational organizations, further monitors could be appointed to review future business practices and we may otherwise be required to further modify our business practices and our compliance program.

Our involvement in ongoing and potential future corruption or antitrust proceedings could damage our reputation and have an adverse impact on our ability to compete for business from public and private sector customers around the world. If we or our subsidiaries are found to have engaged in certain illegal acts or not to have taken effective steps to address allegations or findings of corruption or antitrust violations in our business, this may impair our ability to participate in business with governments or intergovernmental organizations and may result in our formal exclusion from such business. Even if we are not formally excluded from participating in government business, government agencies or intergovernmental or supranational organizations may informally exclude us from tendering for or participating in certain contracts. For example, legislation of member states of the European Union could in certain cases result in our mandatory or discretionary exclusion from public contracts in case of a conviction for bribery and certain other offences or for other reasons. As described in more detail in → NOTE 29 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, we and certain of our subsidiaries have in the past been excluded or currently are excluded from some contracting, including with governments, development banks and multilateral financial institutions, as a result of findings of corruption or other misconduct. Ongoing or potential future investigations into allegations of corruption or antitrust violations could also impair existing relationships with, and our ability to acquire new private sector business partners. For instance, such investigations may adversely affect our ability to pursue potentially important strategic projects and transactions, such as strategic alliances, joint ventures or other business combinations, or could result in the cancellation of certain of our existing contracts and third parties, including our competitors, could initiate significant third-party litigation.

In addition, future developments in ongoing and potential future investigations, such as responding to the requests of governmental authorities and cooperating with them, could divert management's attention and resources from other issues facing our business. The materialization of any of these risks could have a material adverse effect on our business, financial condition and results of operations and on our reputation.

Our business, financial condition and results of operations could suffer as a result of current or future litigation: We are subject to numerous risks relating to legal, governmental and regulatory proceedings to which we are currently a party or to which we may become a party in the future. We routinely become subject to legal, governmental and regulatory investigations and proceedings involving, among other things, requests for arbitration, allegations of improper delivery of goods or services, product liability, product defects, quality problems, intellectual property infringement, non-compliance with tax regulations and/or alleged or suspected violations of applicable laws. In addition, we may face further claims in connection with the circumstances that led to the corruption charges. For additional information with respect to specific proceedings, see → NOTE 29 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. There can be no assurance that the results of these or any other proceedings will not materially harm our business, financial condition and results of operations. Moreover, even if we ultimately prevail on the merits in any such proceedings, we may have to incur substantial legal fees and other costs defending ourselves against the underlying allegations. Under certain circumstances we record a provision for risks arising from legal disputes and proceedings. In addition, we maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. Our insurance policy, however, does not protect us against reputational damage. Moreover, we may incur losses relating to legal proceedings beyond the limits, or outside the coverage, of such insurance or exceeding any provisions made for legal proceedings related losses. Finally, there can be no assurance that we will be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Each of these risks may have a material adverse effect on our business, financial condition and results of operations.

Examinations by tax authorities and changes in tax regulations could adversely affect our business, financial condition and results of operations: We operate in around 190 countries and therefore are subject to different tax regulations. Changes in tax law in any of these jurisdictions could result in higher tax expense and payments. Furthermore, legislative changes could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions could limit our ability to enforce our rights. As a globally operating organization, we conduct business in countries subject to complex tax rules, which may be interpreted in different ways. Future interpretations or developments of tax regimes may affect our business, financial condition and results of operations. We are regularly examined by tax authorities in various jurisdictions.

We are subject to environmental and other governmental regulations: Some of the industries in which we operate are highly regulated. Current and future environmental and other governmental regulations or changes thereto may require us to change the way we run our operations and could result in significant increases in our operating or production costs. In addition, while we have procedures in place to ensure compliance with applicable governmental regulations in the conduct of our business operations, it cannot be excluded that violations of applicable governmental regulations may be caused either by us or by third parties that we contract with, including suppliers or service providers, whose activities may be attributed to us. Any such violations expose us to the risk of liability, reputational damage or loss of licenses or permits that are important to our business operations. In particular, we could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. For example, we are required to bear environmental clean-up costs mainly related to remediation and environmental protection liabilities, which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany, as well as a nuclear research and service center in Karlstein, Germany. For further information, see → NOTE 24 in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. Under certain circumstances, we establish provisions for environmental risks. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance, and such losses may have a material adverse effect on our business, financial condition and results of our operations. In addition, our provisions for environmental liabilities may not be sufficient to cover our ultimate losses or expenditures resulting therefrom.

C.9.3.5 ASSESSMENT OF THE OVERALL RISK SITUATION

The most significant challenges have been mentioned first in each of the four categories Strategic, Operations, Financial and Compliance with the risks caused by the macroeconomic environment currently being our most significant. Even though the assessments of individual risk exposures have changed during fiscal 2013 due to developments in the external environment as well as the effects of our own mitigation measures, the overall risk situation for Siemens did not change significantly as compared to the prior year. At present, no risks have been identified that either individually or in combination could endanger our ability to continue as a going concern. We are confident that we can continue to successfully counter the challenges arising from the risks mentioned above.

C.9.4 Opportunities

Within our comprehensive, interactive and management-oriented Enterprise Risk Management (ERM) approach that is integrated into the organization and that addresses both risks and opportunities, we regularly identify, evaluate and respond to opportunities that present themselves in our various fields of activity. Below we describe our most significant opportunities. Unless otherwise stated, the opportunities described below relate to all of our segments. The order in which the opportunities are presented reflects the currently estimated relative exposure for Siemens associated with these opportunities and thus provides an indication of the opportunities' current importance to us. Nevertheless, opportunities currently considered to entail a lower opportunity exposure could potentially result in a higher positive impact on Siemens than opportunities currently considered to entail a higher opportunity exposure. The described opportunities are necessarily not the only ones we encounter. In addition, our assessment of opportunities is subject to change as our Company, our markets and technologies are constantly developing. As a consequence, new opportunities may arise, existing opportunities may cease to be relevant, or the significance of an opportunity may change. Generally, opportunities are assessed to the best of our knowledge, considering certain assumptions, including market development, market potential of technologies or solutions, and anticipated developments in customer demand or prices, among other things. When opportunities materialize, they may have a lower effect than previously estimated on the basis of the underlying assumptions. It is also possible that opportunities we see today will never materialize. In our view, the overall opportunity situation did not change significantly as compared to the prior year. Two opportunity factors included in our prior year reporting ("further growth in the area of environment and climate protection" and "utilizing cross collaboration among our broad portfolio and global presence to offer more innovative and holistic solutions") have been incorporated into our business plans and are therefore not reported as an ERM relevant opportunity any more.

Through selective acquisitions, equity investments and partnerships we constantly strive to strengthen our leading technology position, open up additional potential markets or further develop our product portfolio: We constantly monitor our current and future markets for opportunities for strategic acquisitions, equity investments or partnerships to complement organic growth. Such activities could help us to strengthen our market position in our existing markets, provide access to new markets or complement our technological portfolio in selected areas.

We particularly see further opportunities in the growth potential of established markets and especially of the emerging markets: It is expected that in coming years emerging markets will continue to grow significantly faster than industrialized nations, led by strong growth in the BRIC countries Brazil, Russia, India and China as well as by growth opportunities in the second wave emerging markets like Chile, Indonesia, Mexico, Poland or Turkey. Within One Siemens, we want to take measures aimed at continuously increasing our share of revenue from emerging markets. We believe that developing the capability to design, manufacture and sell so-called SMART (simple, maintenance-friendly, affordable, reliable, and timely-to-market) products will provide us with opportunities to gain market share and enhance our local presence in these strategic growth markets. Adding further SMART products to our portfolio and developing stronger sales channels would enable us to increase our revenues by serving large and fast-growing regional markets, where customers may consider price more strongly than product features when making a purchase decision.

We constantly strive to develop new technologies, new products and solutions as well as to improve existing ones: We invest in new technologies that we expect to meet future demands in accordance with the four strategic megatrends demographic change, urbanization, climate change and globalization (for further information see → C.1.3.1 GLOBAL MEGATRENDS).

Localizing value chain activities in low cost countries could further improve our cost position: Localizing certain value chain activities, such as procurement, manufacturing, maintenance and service in markets such as the BRIC countries and other emerging markets, as well as the Middle East could enable us to reduce costs and to strengthen our global competitive position, in particular compared to competitors based in countries with a more favorable cost structure.

We are in the process of continuously developing and implementing initiatives to reduce costs, adjust capacities, improve our processes and streamline our portfolio: In an intensified competitive market environment, a competitive cost structure complements the competitive advantage of being innovative. We believe that further improvements in our cost position strengthen our global competitive position and secure our market presence against emerging and incumbent competitors. For example, we expect to create sustainable value from productivity measures in the Sectors in connection with "Siemens 2014," as mentioned earlier a company-wide program supporting our One Siemens framework.

We are realigning our regional organization: As of November, 2013, following the close of fiscal 2013, we disbanded our Regional Cluster organization. Following this organizational change, we have designated 30 Lead Countries which are individually responsible for managing a number of other countries regarding market penetration. Each Lead Country reports directly to the Managing Board. By implementing this move, Siemens intends to intensify its customer access and expand its regional business. We expect that this new setup will further enhance our local market penetration going forward.

C.9.5 Significant characteristics of the accounting-related internal control and risk management system

The following discussion describes information required pursuant to Section 289 (5) and Section 315 (2) no. 5 of the German Commercial Code (Handelsgesetzbuch) and explanatory report.

The overarching objective of our accounting-related internal control and risk management system is to ensure that financial reporting is conducted in a proper manner such that the Consolidated Financial Statements and the Combined Management Report are prepared in accordance with all relevant regulations.

As described in → C.9.2 RISK MANAGEMENT, our ERM approach is based on the worldwide accepted "Enterprise Risk Management – Integrated Framework" developed by the COSO. As one of the objectives of this framework is reliability of a company's financial reporting, it also includes an accounting-related perspective. The accounting-related internal control system (control system) implemented by us is based on Internal Control – Integrated Framework (1992), an internationally recognized framework also developed by the COSO. The two systems are complementary.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. At the end of each fiscal year, our management performs an evaluation of the effectiveness of its control system, both in design and operating effectiveness. We have a standardized procedure under which necessary controls are defined, documented in accordance with uniform standards, and tested regularly on their effectiveness. Our management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2013. Nevertheless, there are inherent limitations in the effectiveness of any control system, and no system, including one determined to be effective, may prevent or detect all misstatements.

Our Consolidated Financial Statements are prepared on the basis of a conceptual framework which primarily consists of company-wide uniform Financial Reporting Guidelines and a chart of accounts, both issued by the Corporate Finance department and to be applied consistently throughout Siemens. New laws, accounting standards, and other official announcements are analyzed on an ongoing basis with regard to their relevance and impact on the Consolidated Financial Statements and the Combined Management Report and where necessary, our Financial Reporting Guidelines and the chart of accounts are adjusted accordingly. In quarterly closing letters, accounting departments of Siemens AG and its subsidiaries are informed about current topics from an accounting and closing process perspective and any deadlines that must be met for the respective closing processes.

The base data used in preparing the Consolidated Financial Statements consists of the closing data reported by the operations of Siemens AG and its subsidiaries, which are derived from the various accounting records. The preparation of the closing data of most of our subsidiaries is supported by our internal Global Shared Services organization. Furthermore, other accounting activities, such as governance and monitoring related activities, are bundled on regional level. In addition, for some areas requiring specialized know-how such as valuations relating to post-employment benefits support from external service providers is obtained and used. The reported closing data is used to prepare the Consolidated Financial Statements in the consolidation system. The steps necessary to prepare the Consolidated Financial Statements are subject to both manual and automated controls at all levels.

The specialist skills required of employees involved in the accounting process are assessed when the employees are initially selected; thereafter, the employees receive regular training. As a fundamental principle, at the different levels, items must be verified by at least one other person (four eyes principle) and specific procedures must be adhered to for the authorization of the data. Additional control mechanisms include target-performance comparisons and analyses of the composition of, and changes in, individual line items, both in the closing data reported by units and in the Consolidated Financial Statements. Accounting-related IT systems provide for defined access rules in order to ensure that accounting related data is protected from unauthorized access, use or modification. Every unit included in our Consolidated Financial Statements is subject to the rules and regulations of the Corporate Information Security Guide.

On a quarterly basis, management of Sectors, Divisions, SFS, Cross-Sector Services, regions and certain Corporate Units, are supported by confirmations of management of entities under their responsibility, which confirm the accuracy of the financial data they have reported to Siemens' corporate headquarters and the effectiveness of the related control systems.

In addition, we have set up a Disclosure Committee – comprising selected heads of Corporate Units – which is responsible for reviewing certain financial and non-financial information prior to publication.

The Supervisory Board, through the Audit Committee, is also integrated into our control system. In particular, the Audit Committee oversees the accounting process, the effectiveness of the control system, the risk management system and the internal audit system, and the independent audit of financial statements. In addition, it conducts an audit of the documents related to the Stand-alone Financial Statements of Siemens AG and the Consolidated Financial Statements and discusses the Stand-alone Financial Statements of Siemens AG, the Consolidated Financial Statements and Combined Management Report of these statements with the Managing Board and the independent auditors.

Through audits on a continuous and Siemens wide basis our internal corporate audit function monitors compliance with our guidelines and the reliability and functional operation of our control system as well as the adequacy and effectiveness of our risk management system.

In addition we have rules for accounting-related complaints and a Code of Ethics for Financial Matters.

ADDITIONAL INFORMATION RELATED TO THE STAND-ALONE FINANCIAL STATEMENTS OF SIEMENS AG (GERMAN COMMERCIAL CODE)

Siemens AG as the parent company of the Siemens Group is integrated into the company-wide accounting-related internal control system described above. Generally, the information set out above also applies for Stand-alone Financial Statements of Siemens AG prepared in accordance with the German Commercial Code.

The Consolidated Financial Statements are prepared in accordance with IFRS. Where required, i.e., for purposes of preparing statements for local regulatory or tax purposes, data is adopted in accordance with relevant regulations by means of reconciliation at account level. Accordingly, accurately determined IFRS closing data also forms an important basis for the Stand-alone Financial Statements of Siemens AG. In the case of Siemens AG and other group companies required to prepare financial statements in accordance with German Commercial Code, the conceptual framework described above is complemented by our mandatory German Commercial Code closing guidelines and a German Commercial Code chart of accounts. The manual and system-based control mechanisms referred to above generally also apply when reconciling the IFRS closing data to the Stand-alone Financial Statements of Siemens AG.

C.10 Compensation Report, Corporate Governance statement pursuant to Section 289a of the German Commercial Code, Takeover-relevant information and explanatory report

The Compensation Report outlines the principles underlying the determination of the total compensation of the members of the Managing Board of Siemens AG, and sets out the structure and level of the remuneration of the Managing Board members. It also describes the policies governing and levels of compensation paid to Supervisory Board members. The Compensation Report is an integral part of the Combined Management Report and is presented in → B.4 COMPENSATION REPORT.

The Corporate Governance statement pursuant to Section 289a of the German Commercial Code is an integral part of the Combined Management Report and is presented in → B.2 CORPORATE GOVERNANCE STATEMENT PURSUANT TO SECTION 289A OF THE GERMAN COMMERCIAL CODE.

The Takeover-relevant information (pursuant to Sections 289 para. 4 and 315 para. 4 of the German Commercial Code) and explanatory report are an integral part of the Combined Management Report and are presented in → B.5 TAKEOVER-RELEVANT INFORMATION (PURSUANT TO SECTIONS 289 PARA. 4 AND 315 PARA. 4 OF THE GERMAN COMMERCIAL CODE) AND EXPLANATORY REPORT.

C.11 Siemens AG (Discussion on basis of German Commercial Code)

Unlike our Consolidated Financial Statements, which are prepared in accordance with the International Financial Reporting Standards (IFRS), the Stand-Alone Financial Statements of Siemens AG have been prepared in accordance with the rules set out in the German Commercial Code (Handelsgesetzbuch).

C.11.1 Business and economic environment

Siemens AG is the parent company of the Siemens Group. Siemens AG is a technology company with core activities in the fields of energy, healthcare, industry and infrastructure & cities. Siemens AG includes one additional operating business, Siemens Real Estate. Furthermore Siemens AG is significantly influenced by directly or indirectly owned subsidiaries and investments. Siemens AG holds directly and indirectly 684 legal entities including non-controlling interests. Siemens AG also includes the Group's corporate headquarters functions.

The economic environment for Siemens AG is largely the same as for the Siemens Group and is described in detail in → C.1.2 ECONOMIC ENVIRONMENT.

C.11.2 Results of operations

Statement of Income of Siemens AG in accordance with German Commercial Code (condensed)

(in millions of €)	Year ended September 30, 2013	2012
Revenue	**30,305**	**29,913**
Cost of sales	(22,016)	(21,607)
Gross profit	**8,289**	**8,307**
Research and development expenses	(2,878)	(2,904)
Selling and general administrative expenses	(4,173)	(3,991)
Other operating income (expenses), net	(178)	124
Financial income, net *thereof income from investments 3,893 (prior year 2,368)*	3,631	2,441
Result from ordinary activities	**4,692**	**3,977**
Income taxes	(840)	(943)
Net income	**3,852**	**3,034**
Profit carried forward	115	114
Assets reduction due to spin-off	(1,800)	–
Allocation to other retained earnings	476	(504)
Unappropriated net income	**2,643**	**2,643**

Revenue rose 1% due primarily to revenue increases of €715 million in the Healthcare Sector, €42 million in the Infrastructure & Cities Sector and €45 million in Siemens Real Estate. These increases were partly offset by revenue declines of €374 million in the Energy Sector and €107 million in the Industry Sector. As a consequence of the mutual agreement procedure with tax authorities related to transfer pricing, Siemens AG received compensatory payments from Siemens Healthcare U.S. The payments amounted to €670 million, and were booked as revenue by the Healthcare Sector. On a geographic basis, revenue grew 25% year-over-year in the Americas region and declined 7% in the Asia, Australia region. In the Europe, C.I.S., Africa, Middle East region, revenue was nearly unchanged from the prior-year level. Exports from Germany accounted for 70% of revenue in fiscal 2013 and fiscal 2012. In fiscal 2013, orders for Siemens AG amounted to €32.5 billion, a significant increase of 14% from €28.6 billion a year earlier. The increase was driven mainly by a higher volume from large orders, including a €1.8 billion contract win for trains in the U.K. and a €1.0 billion contract win for trains in Germany at the Infrastructure & Cities Sector's Transportation & Logistics Division.

Gross profit was nearly level compared to the prior year, while gross profit margin decreased slightly from 28% a year ago to 27% in the current period. The decrease was driven by additional costs relating to project charges. These expenses comprised €286 million related to high-speed trains at the Infrastructure & Cities Sectors's Rail Systems Division and €226 million mainly related to grid-connections to offshore wind-farms at the Energy Sector's Power Transmission Division. Gross profit also included charges, associated with the company-wide "Siemens 2014" productivity improvement program.

Research and development (R&D) expenses decreased 1% with nearly unchanged R&D expenses in all four Sectors and the percentage of revenue (R&D intensity) remained at 10%. On an average basis, we employed 12,500 people in R&D in fiscal 2013 compared to 12,200 in fiscal 2012. For additional information see → C.8.2 RESEARCH AND DEVELOPMENT.

Other operating income (expenses), net declined €302 million compared to fiscal 2012, resulting from a decrease in other operating income of €340 million and a reduction of €38 million in other operating expenses. Other operating income in fiscal 2012 benefited from a release amounting to €307 million related to indirect pension obligations to Siemens Pensionsfonds AG.

Financial income, net rose 49% year-over-year. The increase was attributable primarily to an increase of €1.525 billion in income from investments. Other financial income was €386 million lower compared to the prior year, while net interest income came in €51 million higher.

The primary factor for the increase in income from investments was a dividend payment of €3.000 billion from Siemens Beteiligungsverwaltung GmbH & Co. OHG. This was only partly offset by a decline of €605 million in dividend payments related to Wind Power S/A and Siemens s.r.o. compared to a year earlier. In addition, income from investments increased on higher income and lower expenses from profit and loss transfers, which came in €787 million higher, and decreased impairments of investments, which came in €547 million lower year-over-year. The result from disposals of investments decreased by €2.084 billion and turned negative. These resulted from the disposal loss of the shares held by Siemens AG in Nokia Siemens Networks Holding B.V. amounting to €306 million in fiscal 2013. In addition, gains from disposals in fiscal 2012 benefited from a gain of €1.290 billion resulting from the contribution in kind measured at fair value of Siemens Wind Power A/S into sinius GmbH.

The decrease in other financial income resulted mainly from a decline of €559 million in dividend income from fund shares year-over year. In addition, the change in other financial income included a decrease of €135 million for the reversal of impairments of shares in investment funds. These were partly offset by an increase of €408 million in financial income related to foreign currency and hedging transactions, the reversal of provisions for risks associated with derivative financial instruments and negative excess amounts of measurement units.

Income tax expenses declined 11%. The decrease was due mainly to significantly higher almost tax-free income from investments year-over-year. An additional positive effect in fiscal 2013 resulted from the above mentioned compensatory payments from Siemens Healthcare U.S., which were already taxed in the prior years. These factors were partly offset by burdens of a tax audit regarding the rejection of the deduction of expenses in connection with the buyback of convertible bonds.

C.11.3 Net assets and financial position

Statement of Financial Position of Siemens AG in accordance with German Commercial Code (condensed)

(in millions of €)	September 30, 2013	2012
Assets		
Non-current assets		
Intangible and tangible assets	2,437	2,388
Financial assets	40,530	42,951
	42,967	**45,339**
Current assets		
Receivables and other assets	17,032	15,790
Cash and cash equivalents, marketable securities	2,282	3,155
	19,313	**18,945**
Prepaid expenses	**75**	**86**
Deferred tax assets	**2,467**	**2,737**
Active difference resulting from offsetting	**46**	**42**
Total assets	**64,868**	**67,149**
Liabilities and equity		
Equity	**18,295**	**19,811**
Special reserve with an equity portion	**767**	**775**
Accruals and provisions		
Pensions and similar commitments	10,432	9,919
Other provisions	7,827	7,419
	18,260	**17,338**
Liabilities		
Liabilities to banks	138	146
Advanced payments received	1,349	1,551
Trade payables, liabilities to affiliated companies and other liabilities	25,771	27,236
	27,257	**28,934**
Deferred income	**290**	**291**
Total liabilities and equity	**64,868**	**67,149**

Compared to the prior year, **total assets** decreased 3%.

Financial assets declined 6% year-over-year, due primarily to successful completion of the spin-off and listing of OSRAM, resulting in derecognition of €1.800 billion relating to OSRAM Beteiligungen GmbH. In addition, Siemens disposed of its stake in Nokia Siemens Networks Holding B.V. to Nokia Corporation amounting to €1.319 billion. The merger of SMS Diagnostics Europe Ltd. reduced financial assets by €700 million. These effects were partly offset by the addition of Siemens Rail Automation Corporation amounting to €528 million, and higher loans to affiliated companies of €616 million year-over-year.

Receivables and other assets grew 8% due primarily to higher receivables from affiliated companies as a result of intra-group financing activities.

Cash and cash equivalents and marketable securities declined 28%. The liquidity management of Siemens AG is based on the finance strategy of the Siemens Group. Therefore the change in liquidity of Siemens AG resulted not only from business activities of Siemens AG.

Equity declined 8%. The decrease was attributable to dividends paid in fiscal 2013 (for fiscal 2012) of €2.528 billion (for additional information see → C.2.5 DIVIDEND AND SHARE BUYBACKS). In addition, the equity reduction was due to the OSRAM spin-off amounting to €1.800 billion and to share buybacks during the year amounting to €1.348 billion. These factors were partly offset by the profit for the year of €3.852 billion and the issuance of treasury stock of €308 million in conjunction with our share-based compensation program. The equity ratios at September 30, 2013 and 2012 were 28% and 30%, respectively.

Pensions and similar commitments rose 5%, resulting mainly from higher additions for interest and service costs of €841 million, which were partly offset by higher pension payments of €471 million year-over year.

Other provisions rose 5%, due primarily to an increase of €391 million in provisions for personnel expenses, including charges, associated with the company-wide "Siemens 2014" productivity improvement program.

Trade payables, liabilities to affiliated companies and other liabilities decreased 5%, due primarily to lower liabilities to affiliated companies as a result of intra-group financing activities.

C.11.4 Employees

Indicators

	Year ended September 30,	
	2013	2012
Employee turnover rate[1]	**3.0%**	2.7%
Female employees in management positions (percentage of all management positions)[2]	**11.3%**	10.6%
Expenses for continuing education (in millions of €)[3]	**94**	100
Expenses per employee for continuing education (in €)[3]	**864**	934

1 Employee turnover rate is defined as the ratio of voluntary and involuntary exits from Siemens AG during the fiscal year to the average number of employees.
2 Employees in management positions include all managers with disciplinary responsibility, plus project managers.
3 Without travel expenses.

As of September 30, 2013 and 2012, the numbers of employees were 108,234 and 108,004 respectively.

Employees of Siemens AG by segments as of September 30, 2013 (in thousands)


Energy: 25 (23%)
Other: 9 (8%)
Siemens Real Estate: 2 (2%)
Healthcare: 10 (9%)
108
Infrastructure & Cities: 26 (24%)
Industry: 37 (34%)

For additional information see → C.8.9 EMPLOYEES.

C.11.5 Subsequent events

In November 2013, Siemens announced a share buyback of up to €4 billion ending latest on October 31, 2015. The buybacks will be made under the current authorization granted at the Annual Shareholders' Meeting on January 25, 2011, which allows for further share repurchases of a maximum of 47.8 million shares under this program. Shares repurchased may be used for cancelling and reducing capital stock, for issuing shares to current and former employees, to members of the Managing Board and board members of affiliated companies and for meeting obligations from or in connection with convertible bonds or warrant bonds.

C.11.6 Risks and opportunities

The business development of Siemens AG is fundamentally subject to the same risks and opportunities as the Siemens Group. Siemens AG generally participates in the risks of its subsidiaries and equity investments in line with its percentage of each holding. For additional information see → C.9.3 RISKS and → C.9.4 OPPORTUNITIES.

As the parent company of the Siemens Group, Siemens AG is integrated into the group-wide risk management system. For additional information see → C.9.2 RISK MANAGEMENT.

The description of the internal control system for Siemens AG required by Section 289 para. 5 of the German Commercial Code is included in → C.9.5 SIGNIFICANT CHARACTERISTICS OF THE ACCOUNTING RELATED INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM.

For additional information regarding the use of financial instruments see ↗ NOTES TO THE STAND-ALONE FINANCIAL STATEMENTS OF SIEMENS AG.

C.11.7 Outlook

Due to the interrelations between Siemens AG and its subsidiaries and the relative size of Siemens AG within the Group, the Outlook of the Group also largely reflects our expectations for Siemens AG. We expect that the anticipated market and revenue developments for fiscal 2014 described in statements made by the Siemens Group will be mainly reflected in the revenue of Siemens AG. In fiscal 2014, we expect the profit of Siemens AG to benefit from productivity gains resulting from the company-wide "Siemens 2014" program. In addition, we expect that income from investments will significantly influence the profit of Siemens AG. For additional information see → C.9.1 REPORT ON EXPECTED DEVELOPMENTS.

We intend to continue providing an attractive return to shareholders. Therefore in the years ahead we intend to propose a dividend payout which, combined with outlays during the fiscal year for publicly announced share buybacks, results in a sum representing 40% to 60% of net income of Siemens Group, which for this purpose we may adjust to exclude selected exceptional non-cash effects. Furthermore, for fiscal 2014, we are taking proceeds from the sale of the NSN stake in fiscal 2013 into consideration.

C.12 Notes and forward-looking statements

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens' financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens' supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens' Investor Relations website at WWW.SIEMENS.COM/NONGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens' most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as "expects," "looks forward to," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," "project" or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens' management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens' control, affect Siemens' operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information – Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter → C.9.3 RISKS in this Annual Report prepared in accordance with the German Commercial Code.

Further information about risks and uncertainties affecting Siemens is included throughout this Annual Report, as well as our most recent earnings release, which are available on the Siemens website, WWW.SIEMENS.COM, and throughout our most recent ↗ ANNUAL REPORT ON FORM 20-F and in our other filings with the SEC, which are available on the Siemens website, WWW.SIEMENS.COM, and on the SEC's website, WWW.SEC.GOV. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Consolidated Statements of Income

Consolidated Statements of Comprehensive Income

Consolidated Statements of Financial Position

Consolidated Statements of Cash Flows

Consolidated Statements of Changes in Equity

Notes to Consolidated Financial Statements

Supervisory Board and Managing Board

The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), the supplementary requirements of German law pursuant to Section 315a (1) of the German Commercial Code and full IFRS as issued by the International Accounting Standards Board (IASB). They give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements.

WWW.SIEMENS.COM/AR/CONSOLIDATED-FINANCIAL-STATEMENTS

Consolidated Financial Statements


D.

Consolidated Financial Statements



Due to rounding, numbers presented throughout these Consolidated Financial Statements may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

D.1 Consolidated Statements of Income

For the fiscal years ended September 30, 2013 and 2012

(in millions of €, per share amounts in €)	Note	2013	2012[1]
Revenue		75,882	77,395
Cost of sales		(55,053)	(55,420)
Gross profit		20,829	21,925
Research and development expenses		(4,291)	(4,245)
Selling and general administrative expenses		(11,286)	(11,043)
Other operating income	5	503	523
Other operating expenses	6	(427)	(364)
Income (loss) from investments accounted for using the equity method, net	7	510	(333)
Interest income	8	948	939
Interest expenses	8	(789)	(760)
Other financial income (expenses), net	8	(154)	(5)
Income from continuing operations before income taxes		**5,843**	**6,636**
Income tax expenses	9	(1,630)	(1,994)
Income from continuing operations		**4,212**	**4,642**
Income (loss) from discontinued operations, net of income taxes	4	197	(360)
Net income		**4,409**	**4,282**
Attributable to:			
Non-controlling interests		126	132
Shareholders of Siemens AG		4,284	4,151
Basic earnings per share	35		
Income from continuing operations		4.85	5.15
Income (loss) from discontinued operations		0.23	(0.41)
Net income		**5.08**	**4.74**
Diluted earnings per share	35		
Income from continuing operations		4.80	5.10
Income (loss) from discontinued operations		0.22	(0.41)
Net income		**5.03**	**4.69**

1 Adjusted for effects of adopting IAS 19R, see → NOTE 1 BASIS OF PRESENTATION in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

D.2 Consolidated Statements of Comprehensive Income

For the fiscal years ended September 30, 2013 and 2012

(in millions of €)	Note	2013	2012[1]
Net income		**4,409**	4,282
Items that will not be reclassified to profit or loss:			
Remeasurements of defined benefit plans	**23**	**394**	(1,787)
Items that may be reclassified subsequently to profit or loss:			
Currency translation differences		**(1,062)**	855
Available-for-sale financial assets	**10**	**183**	209
Derivative financial instruments	**30, 31**	**45**	63
		(834)	1,127
Other comprehensive income, net of income taxes[2]		**(440)**	**(661)**
Total comprehensive income		**3,969**	**3,622**
Attributable to:			
Non-controlling interests		**81**	128
Shareholders of Siemens AG		**3,888**	3,494

1 Adjusted for effects of adopting IAS 19R, see → **NOTE 1 BASIS OF PRESENTATION** in → **D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**.

2 Includes income (expenses) resulting from investments accounted for using the equity method of €(257) million and €28 million, respectively, in fiscal 2013 and 2012 of which €(121) million and €(99) million, respectively, are attributable to items that will not be reclassified to profit or loss.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

D.3 Consolidated Statements of Financial Position

As of September 30, 2013 and 2012

(in millions of €)	Note	09/30/2013	09/30/2012[1]
Assets			
Cash and cash equivalents		9,190	10,891
Available-for-sale financial assets	10	601	524
Trade and other receivables	11	14,853	15,220
Other current financial assets	12	3,250	2,901
Inventories	13	15,560	15,679
Current income tax assets		794	836
Other current assets	14	1,297	1,277
Assets classified as held for disposal	4	1,393	4,799
Total current assets		**46,937**	**52,128**
Goodwill	15	17,883	17,069
Other intangible assets	16	5,057	4,595
Property, plant and equipment	17	9,815	10,763
Investments accounted for using the equity method	18	3,022	4,436
Other financial assets	19	15,117	14,666
Deferred tax assets	9	3,234	3,748
Other assets		872	846
Total non-current assets		**54,999**	**56,123**
Total assets		**101,936**	**108,251**

(in millions of €)	Note	09/30/2013	09/30/2012[1]
Liabilities and equity			
Short-term debt and current maturities of long-term debt	22	1,944	3,826
Trade payables		7,599	8,036
Other current financial liabilities	20	1,515	1,460
Current provisions	24	4,485	4,750
Current income tax liabilities		2,151	2,204
Other current liabilities	21	19,701	20,302
Liabilities associated with assets classified as held for disposal	4	473	2,049
Total current liabilities		**37,868**	**42,627**
Long-term debt	22	18,509	16,880
Post-employment benefits	23	9,265	9,801
Deferred tax liabilities	9	504	494
Provisions	24	3,907	3,908
Other financial liabilities		1,184	1,083
Other liabilities	25	2,074	2,034
Total non-current liabilities		**35,443**	**34,200**
Total liabilities		**73,312**	**76,827**
Equity	26		
Issued capital, no par value[2]		2,643	2,643
Capital reserve		5,484	6,173
Retained earnings		22,663	22,877
Other components of equity		268	1,058
Treasury shares, at cost[3]		(2,946)	(1,897)
Total equity attributable to shareholders of Siemens AG		**28,111**	**30,855**
Non-controlling interests		514	569
Total equity		**28,625**	**31,424**
Total liabilities and equity		**101,936**	**108,251**

1 Adjusted for effects of adopting IAS 19R, see
→ **NOTE 1 BASIS OF PRESENTATION** in
→ **D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**.

2 Authorized: 1,084,600,000 and 1,084,600,000 shares, respectively. Issued: 881,000,000 and 881,000,000 shares, respectively.

3 37,997,595 and 24,725,674 shares, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

D.4 Consolidated Statements of Cash Flows

For the fiscal years ended September 30, 2013 and 2012

(in millions of €)	Note	2013	2012[1]
Cash flows from operating activities			
Net income		**4,409**	4,282
Adjustments to reconcile net income to cash flows from operating activities – continuing operations			
(Income) loss from discontinued operations, net of income taxes		**(197)**	360
Amortization, depreciation and impairments		**2,888**	2,818
Income tax expenses		**1,630**	1,994
Interest (income) expenses, net		**(159)**	(178)
(Gains) losses on disposals of assets related to investing activities, net[2]		**(292)**	(345)
Other (income) losses from investments[2]		**(326)**	424
Other non-cash (income) expenses		**674**	110
Change in assets and liabilities			
Inventories		**(218)**	(89)
Trade and other receivables		**(293)**	104
Trade payables		**(217)**	199
Other assets and liabilities		**576**	(2,078)
Additions to assets leased to others in operating leases		**(377)**	(375)
Income taxes paid		**(2,166)**	(1,445)
Dividends received		**356**	301
Interest received		**837**	842
Cash flows from operating activities – continuing operations		**7,126**	**6,923**
Cash flows from operating activities – discontinued operations		**214**	188
Cash flows from operating activities – continuing and discontinued operations		**7,340**	**7,110**
Cash flows from investing activities			
Additions to intangible assets and property, plant and equipment		**(1,869)**	(2,195)
Acquisitions of businesses, net of cash acquired		**(2,801)**	(1,295)
Purchase of investments[2]		**(346)**	(252)
Purchase of current available-for-sale financial assets		**(157)**	(182)
Change in receivables from financing activities		**(2,175)**	(2,087)
Disposal of investments, intangibles and property, plant and equipment[2]		**2,463**	753
Disposal of businesses, net of cash disposed		**(27)**	87
Disposal of current available-for-sale financial assets		**76**	142
Cash flows from investing activities – continuing operations		**(4,836)**	**(5,029)**
Cash flows from investing activities – discontinued operations		**(240)**	(656)
Cash flows from investing activities – continuing and discontinued operations		**(5,076)**	**(5,685)**
Cash flows from financing activities			
Purchase of treasury shares	**26**	**(1,394)**	(1,721)
Other transactions with owners		**(15)**	158
Issuance of long-term debt	**22**	**3,772**	5,113
Repayment of long-term debt (including current maturities of long-term debt)		**(2,927)**	(3,218)
Change in short-term debt and other financing activities		**3**	(62)
Interest paid		**(479)**	(503)
Dividends paid to shareholders of Siemens AG	**26**	**(2,528)**	(2,629)
Dividends attributable to non-controlling interests		**(152)**	(155)
Financing discontinued operations[3]		**298**	(506)
Cash flows from financing activities – continuing operations		**(3,422)**	**(3,523)**
Cash flows from financing activities – discontinued operations		**26**	468
Cash flows from financing activities – continuing and discontinued operations		**(3,396)**	**(3,055)**
Effect of deconsolidation of OSRAM on cash and cash equivalents		**(476)**	–
Effect of changes in exchange rates on cash and cash equivalents		**(108)**	68
Change in cash and cash equivalents		**(1,717)**	(1,561)
Cash and cash equivalents at beginning of period		**10,950**	12,512
Cash and cash equivalents at end of period		**9,234**	10,950
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period		**44**	59
Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)		**9,190**	**10,891**

1 Adjusted for effects of adopting IAS 19R, see → NOTE 1 BASIS OF PRESENTATION in → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

2 Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchase of investments includes certain loans to investments accounted for using the equity method.

3 Discontinued operations are financed generally through Corporate Treasury.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

D.5 Consolidated Statements of Changes in Equity

For the fiscal years ended September 30, 2013 and 2012

(in millions of €)	Issued capital	Capital reserve	Retained earnings
Balance as of October 1, 2011 (as previously reported)	2,743	6,011	25,881
Effect of retrospectively adopting IAS 19R	–	–	116
Balance as of October 1, 2011[1]	2,743	6,011	25,996
Net income[1]	–	–	4,151
Other comprehensive income, net of income taxes[1]	–	–	(1,783)[2]
Dividends	–	–	(2,629)
Share-based payment	–	42	(129)
Purchase of treasury shares	–	–	–
Re-issuance of treasury shares	–	(6)	–
Cancellation of treasury shares	(100)	–	(2,410)
Transactions with non-controlling interests	–	–	(326)
Other changes in equity	–	126	7
Balance as of September 30, 2012	**2,643**	**6,173**	**22,877**
Balance as of October 1, 2012 (as previously reported)	2,643	6,173	22,756
Effect of retrospectively adopting IAS 19R	–	–	122
Balance as of October 1, 2012[1]	2,643	6,173	22,877
Net income	–	–	4,284
Other comprehensive income, net of income taxes	–	–	395[2]
Dividends	–	–	(2,528)
Share-based payment	–	21	(40)
Purchase of treasury shares	–	–	–
Re-issuance of treasury shares	–	5	–
Transactions with non-controlling interests	–	–	(52)
Spin-off related changes in equity	–	(163)	(2,270)
Other changes in equity	–	(553)	(3)
Balance as of September 30, 2013	**2,643**	**5,484**	**22,663**

1 Adjusted for effects of adopting IAS 19R, see → **NOTE 1 BASIS OF PRESENTATION** in → **D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**.

2 Items of other comprehensive income that will not be reclassified to profit or loss consist of remeasurements of defined benefit plans of €395 million and €(1,783) million, respectively, in the fiscal years ended September 30, 2013 and 2012. Remeasurements of defined benefit plans are included in line item Retained earnings.

Total comprehensive income

Other components of equity
Items that may be reclassified subsequently to profit or loss

Currency translation differences	Available-for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
2	36	(106)	25,813	(3,037)	31,530	626	32,156
–	–	–	116	–	116	–	116
2	36	(106)	25,929	(3,037)	31,645	626	32,271
–	–	–	4,151	–	4,151	132	4,282
855	209	62	(657)	–	(657)	(4)	(661)[3]
–	–	–	(2,629)	–	(2,629)	(176)	(2,805)
–	–	–	(129)	–	(87)	–	(87)
–	–	–	–	(1,767)	(1,767)	–	(1,767)
–	–	–	–	397	391	–	391
–	–	–	(2,410)	2,510	–	–	–
–	–	–	(326)	–	(326)	24	(302)
–	–	–	7	–	134	(34)	100
857	**245**	**(44)**	**23,936**	**(1,897)**	**30,855**	**569**	**31,424**
857	245	(44)	23,814	(1,897)	30,733	569	31,302
–	–	–	122	–	122	–	122
857	245	(44)	23,936	(1,897)	30,855	569	31,424
–	–	–	4,284	–	4,284	126	4,409
(1,017)	183	43	(396)	–	(396)	(44)	(440)[3]
–	–	–	(2,528)	–	(2,528)	(119)	(2,647)
–	–	–	(40)	–	(18)	–	(18)
–	–	–	–	(1,349)	(1,349)	–	(1,349)
–	–	–	–	300	304	–	304
–	–	–	(52)	–	(52)	(10)	(62)
–	–	–	(2,270)	–	(2,433)	–	(2,433)
–	–	–	(3)	–	(556)	(8)	(564)
(160)	**428**	**(1)**	**22,930**	**(2,946)**	**28,111**	**514**	**28,625**

3 In fiscal years ended September 30, 2013 and 2012, Other comprehensive income, net of income taxes, includes non-controlling interests of €– million and €(4) million relating to remeasurements of defined benefit plans. €(45) million and €(1) million relating to currency translation differences, €– million and €– million relating to available-for-sale financial assets and €1 million and €1 million relating to derivative financial instruments.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Segment information (continuing operations)

As of and for the fiscal years ended September 30, 2013 and 2012

(in millions of €)	Orders[1]		External revenue		Intersegment revenue		Total revenue	
	2013	2012	2013	2012	2013	2012	2013	2012
Sectors								
Energy	*28,797*	*26,930*	26,386	27,501	252	235	26,638	27,736
Healthcare	*13,950*	*13,806*	13,598	13,600	24	42	13,621	13,642
Industry	*18,417*	*18,962*	16,943	17,772	1,643	1,637	18,586	19,409
Infrastructure & Cities	*21,894*	*17,150*	17,128	16,731	750	853	17,879	17,585
Total Sectors	***83,057***	***76,848***	**74,055**	**75,605**	**2,669**	**2,767**	**76,724**	**78,372**
Equity Investments	–	–	–	–	–	–	–	–
Financial Services (SFS)	*1,072*	*908*	960	859	112	48	1,072	908
Reconciliation to Consolidated Financial Statements								
Centrally managed portfolio activities	*296*	*283*	264	281	10	11	274	292
Siemens Real Estate (SRE)	*2,510*	*2,434*	301	325	2,210	2,121	2,512	2,447
Corporate items and pensions	*470*	*508*	302	325	170	184	472	509
Eliminations, Corporate Treasury and other reconciling items	*(5,055)*	*(5,041)*	–	–	(5,172)	(5,132)	(5,172)	(5,132)
Siemens	***82,351***	***75,939***	**75,882**	**77,395**	–	–	**75,882**	**77,395**

1 This supplementary information on Orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

2 Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

3 Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

	Profit[2]		Assets[3]		Free cash flow[4]		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments[5]	
	2013	2012	**09/30/2013**	09/30/2012	**2013**	2012	**2013**	2012	**2013**	2012
	1,955	1,901	**1,621**	1,116	**1,595**	2,142	**425**	547	**587**	549
	2,048	1,815	**11,023**	11,757	**2,238**	1,861	**291**	354	**638**	726
	1,478	2,448	**6,549**	6,479	**2,070**	2,123	**395**	417	**657**	553
	306	1,102	**5,694**	4,012	**384**	737	**239**	290	**332**	276
	5,788	**7,266**	**24,886**	**23,364**	**6,288**	**6,863**	**1,350**	**1,608**	**2,215**	**2,104**
	396	(549)	**1,767**	2,715	**114**	100	**–**	–	**–**	–
	409	479	**18,661**	17,405	**857**	528	**69**	31	**230**	270
	(12)	(29)	**(267)**	(448)	**(58)**	12	**7**	3	**3**	6
	171	115	**4,747**	5,018	**(108)**	(231)	**365**	453	**314**	327
	(839)	(668)	**(11,252)**	(11,693)	**(431)**	(910)	**83**	103	**91**	67
	(70)	23	**63,393**	71,889	**(1,405)**	(1,634)	**(4)**	(4)	**(34)**	(41)
	5,843	**6,636**	**101,936**	**108,251**	**5,257**	**4,727**	**1,869**	**2,195**	**2,819**	**2,732**

4 Free cash flow represents Cash flows from operating activities less Additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

5 Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

NOTE 1 Basis of presentation

The accompanying Consolidated Financial Statements present the operations of Siemens AG with registered offices in Berlin and Munich, Germany, and its subsidiaries (the Company or Siemens). They have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union as well as with the additional requirements set forth in Section 315a (1) of the German Commercial Code (HGB). The financial statements are also in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

Siemens prepares and reports its Consolidated Financial Statements in euros (€). Due to rounding, numbers presented may not add up precisely to totals provided.

Siemens is a German based multinational corporation with a business portfolio of activities predominantly in the field of electronics and electrical engineering.

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 20, 2013. The Consolidated Financial Statements are generally prepared on the historical cost basis, except as stated in → NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

NOTE 2 Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

Basis of consolidation – The Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPE's) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. To determine when the Company should consolidate based on substance, Siemens considers the circumstances listed in SIC-12.10 as additional indicators regarding a relationship in which Siemens controls an SPE. Siemens looks at these SIC-12.10 circumstances as indicators and always privileges an analysis of individual facts and circumstances on a case-by-case basis. Associated companies are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.

Business combinations – Business combinations are accounted for under the acquisition method. Siemens as the acquirer and the acquiree may have a relationship that existed before they contemplated the business combination, referred to as a pre-existing relationship. If the business combination in effect settles a pre-existing relationship, Siemens as the acquirer recognizes a gain or loss for the pre-existing relationship. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Any contingent consideration to be transferred by Siemens as the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured; subsequent settlement is accounted for within equity. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Non-controlling interests may be measured at their fair value (full goodwill method) or at the proportional fair value of assets acquired and liabilities assumed (partial goodwill method). After initial recognition non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. In case of a written put on non-controlling interests the Company distinguishes whether the prerequisites for the transfer of present ownership interest are fulfilled at the balance sheet date. Provided that the Company is not the beneficial owner of the shares underlying the put option, the exercise of the put option will be assumed at each balance sheet date and treated as equity transaction between shareholders with the recognition of a purchase liability at the respective exercise price. The non-controlling interests participate in profits and losses during the reporting period.

Associated companies and jointly controlled entities – Companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights) and jointly controlled entities are recorded in the

Consolidated Financial Statements using the equity method of accounting and are initially recognized at cost. The following policies equally apply to associated companies and jointly controlled entities. Where necessary, adjustments are made to bring the accounting policies in line with those of Siemens. The excess of Siemens' initial investment in associated companies over Siemens' ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Goodwill relating to the acquisition of associated companies is included in the carrying amount of the investment and is not amortized but is tested for impairment as part of the overall investment in the associated company. Siemens' share of its associated companies' post-acquisition profits or losses is recognized in the Consolidated Statements of Income, and its share of post-acquisition movements in equity that have not been recognized in the associates' profit or loss is recognized directly in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment in the associated company. When Siemens' share of losses in an associated company equals or exceeds its interest in the associate, Siemens does not recognize further losses, unless it incurs obligations or makes payments on behalf of the associate. The interest in an associate is the carrying amount of the investment in the associate together with any long-term interests that, in substance, form part of Siemens' net investment in the associate. Intercompany results arising from transactions between Siemens and its associated companies are eliminated to the extent of Siemens' interest in the associated company. Siemens determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, Siemens calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value. Upon loss of significant influence over the associate, Siemens measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

Foreign currency translation – The assets, including goodwill, and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using the spot exchange rate at the end of the reporting period, while the Consolidated Statements of Income are translated using average exchange rates during the period. Differences arising from such translations are recognized within equity and reclassified to net income when the gain or loss on disposal of the foreign subsidiary is recognized. The Consolidated Statements of Cash Flow are translated at average exchange rates during the period, whereas cash and cash equivalents are translated at the spot exchange rate at the end of the reporting period.

The exchange rate of the U.S. dollar, Siemens' significant currency outside the euro zone used in the preparation of the Consolidated Financial Statements is as follows:

		Year-end exchange rate €1 quoted into currencies specified below September 30,		Annual average rate €1 quoted into currencies specified below Year ended September 30,	
Currency	ISO Code	2013	2012	2013	2012
U.S. dollar	USD	1.351	1.293	1.313	1.303

Foreign currency transaction – Transactions that are denominated in a currency other than the functional currency of an entity, are recorded at that functional currency applying the spot exchange rate at the date when the underlying transactions are initially recognized. At the end of the reporting period, foreign currency-denominated monetary assets and liabilities are revalued to functional currency applying the spot exchange rate prevailing at that date. Gains and losses arising from these foreign currency revaluations are recognized in net income. Those foreign currency-denominated transactions which are classified as non-monetary are remeasured using the historical spot exchange rate.

Revenue recognition – Under the condition that persuasive evidence of an arrangement exists revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. In cases where the inflow of economic benefits is not probable due to customer related credit risks the revenue recognized is subject to the amount of payments irrevocably received. Revenue is measured at the fair value of the consideration received or receivable net of discounts and rebates and excluding taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods: Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods.

Sales from construction contracts: A construction contract is a contract specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose or use. When the outcome of a construction contract can be estimated reliably, revenues from construction-type projects are recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs. An expected loss on the construction contract is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably (1) revenue is recognized only to the extent contract costs incurred are probable of being recoverable, and (2) contract costs are recognized as an expense in the period in which they are incurred.

During project execution, variation orders by the customer for a change in the scope of the work to be performed under the contract may be received leading to an increase or a decrease in contract revenue. Examples of such variations are changes in the specifications or design of the asset and changes in the duration of the contract. As the scope of work to be performed changes also in case of contract terminations, such terminations are considered to be a subset of variations. Therefore the requirements of IAS 11 relating to variations are applied to contract terminations, irrespective of whether the contract is terminated by the customer, Siemens or both. In accordance with the requirements of IAS 11 relating to changes in estimates, the estimates of the total contract revenue and the total contract costs are adjusted reflecting the reduced scope of work to be performed, typically leading to a reversal of revenue recognized. This methodology is also applied to contracts for which it is management's best estimate that a termination is the most likely scenario, but which have not yet been terminated.

Rendering of services: Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided, i.e. under the percentage-of-completion method as described above.

Sales from multiple element arrangements: Sales of goods and services as well as software arrangements sometimes involve the provision of multiple elements. In these cases, the Company determines whether the contract or arrangement contains more than one unit of accounting. If certain criteria are met, foremost if the delivered element(s) has (have) value to the customer on a stand-alone basis, the arrangement is separated and the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. However, if in rare cases fair value evidence is available for the undelivered but not for one or more of the delivered elements, the amount allocated to the delivered element(s) equals the total arrangement consideration less the aggregate fair value of the undelivered element(s) (residual method). If the criteria for the separation of units of accounting are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered.

Interest income: Interest is recognized using the effective interest method.

Royalties: Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Income from lease arrangements: Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. An arrangement that is not in the legal form of a lease is accounted for as a lease if it is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. Receivables from finance leases, in which Siemens as lessor transfers substantially all the risks and rewards incidental to ownership to the customer are recognized at an amount equal to the net investment in the lease. Finance income is subsequently recognized based on a pattern reflecting a constant periodic rate of return on the net investment using the effective interest method. A selling profit component on manufacturing leases is recognized based on the policies for outright sales. Profit from sale and leaseback transactions is recognized immediately if significant risks and rewards of ownership have passed to the buyer, the leaseback results in an operating lease and the transaction is established at fair value.

Dividends: Dividends are recognized when the right to receive payment is established.

Functional costs – In general, operating expenses by types are assigned to the functions following the functional area of the corresponding profit and cost centers. Expenses relating to cross-functional initiatives or projects are assigned to the respective functional costs based on an appropriate allocation principle. Regarding amortization see → NOTE 16 OTHER INTANGIBLE ASSETS, regarding depreciation see → NOTE 17 PROPERTY, PLANT AND EQUIPMENT and regarding employee benefit expenses see → NOTE 34 PERSONNEL COSTS.

Government grants – Government grants are recognized when there is reasonable assurance that the conditions attached to the grants are complied with and the grants will be received. Grants awarded for the purchase or the production of fixed assets (grants related to assets) are generally offset against the acquisition or production costs of the respective assets and reduce future depreciations accordingly. Grants awarded for other than non-current assets (grants related to income) are reported in the Consolidated Statements of Income under the same functional area as the corresponding expenses. They are recognized as income over the periods necessary to match them on a systematic basis to the costs that are intended to be compensated. Government grants for future expenses are recorded as deferred income.

Product-related expenses and losses from onerous contracts – Provisions for estimated costs related to product warranties are recorded in line item Cost of sales at the time the related sale is recognized, and are established on an individual basis, except for the standard product business. The estimates reflect historic experience of warranty costs, as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty provisions. Expected losses from onerous contracts are recognized in the period when the current estimate of total contract costs exceeds contract revenue.

Research and development costs – Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if (1) development costs can be measured reliably, the product or process is (2) technically and (3) commercially feasible, (4) future economic benefits are probable and (5) Siemens intends, and (6) has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and other directly attributable expenditure that serves to prepare the asset for use. Such capitalized costs are included in line item Other intangible assets as other internally generated intangible assets. Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

Government grants for research and development activities are offset against research and development costs. They are recognized as income over the periods in which the research and development costs incur that are to be compensated. Government grants for future research and development costs are recorded as deferred income.

Earnings per share – Basic earnings per share are computed by dividing income from continuing operations, income from discontinued operations and net income, all attributable to ordinary shareholders of Siemens AG by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by assuming conversion or exercise of all potentially dilutive securities and share-based payment plans.

Goodwill – Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances (triggering events) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

The goodwill impairment test is performed at the level of a cash-generating unit or a group of cash-generating units represented by a Division or equivalent, which is the lowest level at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash-generating unit or the group of cash-generating units that is expected to benefit from the synergies of the business combination. If the carrying amount of the cash-generating unit or the group of cash-generating units, to which the goodwill is allocated, exceeds its recoverable amount, an impairment loss on goodwill allocated to this cash-generating unit or this group of cash-generating units is recognized. The recoverable amount is the higher of the cash-generating unit's or the group of cash-generating units' fair value less costs to sell and its value in use. If either of these amounts exceeds the carrying amount, it is not always necessary to determine both amounts. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount of the cash-generating unit or the group of cash-generating units to which the goodwill is allocated.

Other intangible assets – The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Intangible assets acquired in business combinations primarily consist of customer relationships and technology. Useful lives in specific acquisitions ranged from seven to twenty-five years for customer relationships and from three to 18 years for technology. Intangible assets which are determined to have indefinite useful lives as well as intangible assets not yet available for use are not amortized, but instead tested for impairment at least annually.

Property, plant and equipment – Property, plant and equipment is valued at cost less accumulated depreciation and impairment losses. This also applies to property classified as investment property. Investment property consists of property held either to earn rentals or for capital appreciation or both and not used in production or for administrative purposes. The fair value disclosed for investment property is primarily based on a discounted cash flow approach except for certain cases which are based on appraisal values.

If the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item, they are accounted for and depreciated separately. Depreciation expense is recognized using the straight-line method. Residual values and useful lives are reviewed annually and, if expectations differ from previous estimates, adjusted accordingly. Costs of construction of qualifying assets, i.e. assets that require a substantial period of time to be ready for its intended use, include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Factory and office buildings	20 to 50 years
Other buildings	5 to 10 years
Technical machinery & equipment	5 to 10 years
Furniture & office equipment	generally 5 years
Equipment leased to others	generally 3 to 5 years

Impairment of property, plant and equipment and other intangible assets – The Company reviews property, plant and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, intangible assets with indefinite useful lives as well as intangible assets not yet available for use are subject to an annual impairment test. Recoverability of assets is measured by the comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset's value in use and its fair value less costs to sell. If assets do not generate cash inflows that are largely independent of those from other assets or groups of assets, the impairment test is not performed at an individual asset level, instead, it is performed at the level of the cash-generating unit the asset belongs to. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets or cash-generating unit exceeds their recoverable amount. If the fair value cannot be determined, the assets' value in use is applied as their recoverable amount. The assets' value in use is measured by discounting their estimated future cash flows. If there is an indication that the reasons which caused the impairment no longer exist, Siemens assesses the need to reverse all or a portion of the impairment.

The Company's property, plant and equipment and other intangible assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased.

Discontinued operations and non-current assets held for disposal – Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a separate major line of business or geographical area of operations and (2) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (3) is a subsidiary acquired exclusively with a view to resale. In the Consolidated Statements of Income, income (loss) from discontinued operations is reported separately from income and expenses from continuing operations; prior periods are presented on a comparable basis. In the Consolidated Statements of Cash Flow, the cash flows from discontinued operations are presented separately from cash flows of continuing operations; prior periods are presented on a comparable basis. The disclosures in the Notes to the Consolidated Financial Statements outside → NOTE 4 ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS that refer to the Consolidated Statements of Income and the Consolidated Statements of Cash Flow relate to continuing operations. Siemens reports discontinued operations separately in → NOTE 4 ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS. In order to present the financial effects of a discontinued operation revenues and expenses arising from intragroup transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. In any case no profit or loss is recognized for intragroup transactions.

Siemens classifies a non-current asset or a disposal group as held for disposal if its carrying amount will be recovered principally through a sale transaction or through distribution to shareholders rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale or distribution in its present condition subject only to terms that are usual and customary for sales or distributions of such assets or disposal groups and its sale or distribution must be highly probable. The disclosures in the Notes to Consolidated Financial Statements outside → NOTE 4 ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS that refer to the Consolidated Statements of Financial Position generally relate to assets that are not held for disposal. Siemens reports non-current assets or disposal groups held for disposal separately in → NOTE 4 ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS. Non-current assets classified as held for disposal and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell, unless these items presented in the disposal group are not part of the measurement scope as defined in IFRS 5, Non-current Assets held for Sale and Discontinued Operations.

Income taxes – The Company applies IAS 12, Income taxes. Current taxes are calculated based on the profit (loss) of the fiscal year and in accordance with local tax rules of the tax jurisdiction respectively. Expected and executed additional tax payments respectively tax refunds for prior years are also taken into account. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement, unless related to items directly recognized in equity, in the period the new laws are enacted or substantively enacted. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Inventories – Inventories are valued at the lower of acquisition or production costs and net realizable value, costs being generally determined on the basis of an average or first-in, first-out method. Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Defined benefit plans – Siemens measures the entitlements of the defined benefit plans by applying the projected unit credit method. The approach reflects an actuarially calculated net present value of the future benefit entitlement for services already rendered. In determining the net present value of the future benefit entitlement for service already rendered (Defined Benefit Obligation (DBO)), Siemens considers future compensation and benefit increases, because the employee's final benefit entitlement at regular retirement age depends on future compensation or benefit increases. The assumptions used for the calculation of the DBO as of the period-end of the preceding fiscal year are used to determine the calculation of service cost and interest income and expense of the following year. The net interest income or expense for the fiscal year will be based on the discount rate for the respective year multiplied by the net liability at the preceding fiscal year's period-end date. The fair value of plan assets and DBO and thus the interest income on plan assets and the interest expenses on DBO are adjusted for significant events after the fiscal year end, such as a supplemental funding, plan changes or business combinations and disposals. The DBO includes the present value from the effects of taxes payable by the plan on contributions or benefits relating to services already rendered.

Service cost and past service cost for post-employment benefits as well as other administration costs which are unrelated to the management of plan assets are allocated among functional costs (line items Cost of sales, Research and development expenses, Selling and general administrative expenses) following the functional area of the corresponding profit and cost centers. Past service cost and settlement gains (losses) are recognized immediately in profit or loss when the plan amendment, curtailment or settlement occurs. Administration Costs which are related to the management of plan assets and taxes directly linked to the return on plan assets and payable by the plan itself are included in the return on plan assets and are recognized in Other comprehensive income, net of income taxes. For unfunded plans, Siemens recognizes a post-employment benefit liability equal to the DBO. For funded plans, Siemens offsets the fair value of the plan assets with the benefit obligations. Siemens recognizes the net amount, after adjustments for effects relating to any asset ceiling, in line item Post-employment benefits or in line item Other current assets.

Remeasurements comprise actuarial gains and losses, resulting for example from an adjustment of the discount rate, as well as the difference between the return on plan assets and the amounts included in net interest on the net defined benefits liability (asset) and are recognized in Other comprehensive income, net of income taxes.

Provisions – A provision is recognized in the Statement of Financial Position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pretax rate that reflects current market assessments of the time value of money. When a contract becomes onerous, the present obligation under the contract is recognized as a provision and measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract as far as they exceed the expected economic benefits of the contract. Additions to provisions and reversals are generally recognized in the Consolidated Statements of Income. The present value of the recognized obligations associated with the retirement of property, plant and equipment (asset retirement obligations) that result from the acquisition, construction, development or normal use of an asset is added to the carrying amount of the related asset. The additional carrying amount is depreciated over the useful life of the related asset. Additions to and reductions from the present value of asset retirement obligations that result from changes in estimates are generally recognized by adjusting the carrying amount of the related asset and provision. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement.

Termination benefits – Termination benefits are recognized in the period incurred and when the amount is reasonably estimable. Termination benefits are provided as a result of an entity's offer made in order to encourage voluntary redundancy before the normal retirement date or from an entity's decision to terminate the employment. Termination benefits in accordance with IAS 19R, Employee Benefits, are recognized as a liability and an expense when the entity can no longer withdraw the offer of those benefits.

Financial instruments – A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable receivables from finance leases and derivative financial instruments with a positive fair value. Cash and cash equivalents are not included within the category available-for-sale financial assets as these financial instruments are not subject to fluctuations in value. Siemens does not make use of the category held to maturity. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, trade payables, obligations under finance leases and derivative financial instruments with a negative fair value. Siemens does not make use of the option to designate financial assets or financial liabilities at fair value through profit or loss at inception (Fair Value Option). Based on their nature, financial instruments are classified as financial assets and financial liabilities measured at cost or amortized cost and financial assets and financial liabilities measured at fair value and as receivables from finance leases.

Financial instruments are recognized on the Consolidated Statements of Financial Position when Siemens becomes a party to the contractual obligations of the instrument. Regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, are accounted for at the trade date.

Initially, financial instruments are recognized at their fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are only included in determining the carrying amount, if the financial instruments are not measured at fair value through profit or loss. Receivables from finance leases are recognized at an amount equal to the net investment in the lease. Subsequently, financial assets and liabilities are measured according to the category – cash and cash equivalents, available-for-sale financial assets, loans and receivables, financial liabilities measured at amortized cost or financial assets and liabilities classified as held for trading – to which they are assigned.

Cash and cash equivalents – The Company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents. Cash and cash equivalents are measured at cost.

Available-for-sale financial assets – Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets and are measured at fair value, if reliably measurable. Unrealized gains and losses, net of applicable deferred income tax expenses, are recognized in line item Other comprehensive income, net of income taxes. Provided that fair value cannot be reliably determined, Siemens measures available-for-sale financial instruments at cost. This applies to equity instruments that do not have a quoted market price in an active market, and decisive parameters cannot be reliably estimated to be used in valuation models for the determination of fair value.

When available-for-sale financial assets incur a decline in fair value below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in equity is removed from equity and recognized in the Consolidated Statements of Income. The Company considers all available evidence such as market conditions and prices, investee-specific factors and the duration as well as the extent to which fair value is less than acquisition cost in evaluating potential impairment of its available-for-sale financial assets. The Company considers a decline in fair value as objective evidence of impairment, if the decline exceeds 20% of costs or continues for more than six months.

An impairment loss for debt instruments is reversed in subsequent periods, if the reasons for the impairment no longer exist.

Loans and receivables – Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method less any impairment losses. Impairment losses on trade and other receivables are recognized using separate allowance accounts. Loans and receivables bearing no or lower interest rates compared to market rates with a maturity of more than one year are discounted.

Financial liabilities – Siemens measures financial liabilities, except for derivative financial instruments, at amortized cost using the effective interest method.

Derivative financial instruments – Derivative financial instruments, such as foreign currency exchange contracts and interest rate swap contracts, are measured at fair value. Derivative financial instruments are classified as held for trading unless they are designated as hedging instruments, for which hedge accounting is applied. Changes in the fair value of derivative financial instruments are recognized periodically either in net income or, in the case of a cash flow hedge, in line item Other comprehensive income, net of income taxes (applicable deferred income tax). Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives.

Fair value hedges – The carrying amount of the hedged item is adjusted by the gain or loss attributable to the hedged risk. Where an unrecognized firm commitment is designated as hedged item, the subsequent cumulative change in its fair value is recognized as a separate financial asset or liability with corresponding gain or loss recognized in net income.

For hedged items carried at amortized cost, the adjustment is amortized until maturity of the hedged item. For hedged firm commitments the initial carrying amount of the assets or liabilities that result from meeting the firm commitments are adjusted to include the cumulative changes in the fair value that were previously recognized as separate financial assets or liabilities.

Cash flow hedges – The effective portion of changes in the fair value of derivative instruments designated as cash flow hedges are recognized in line item Other comprehensive income, net of income taxes (applicable deferred income tax), and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income.

Share-based payment – IFRS 2, Share-based payment, distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured at grant date and compensation expense is recognized over the vesting period during which the employees become unconditionally entitled to the awards granted. Cash-settled awards are re-measured at fair value at the end of each reporting period and upon settlement. The fair value of share-based awards, such as stock awards, matching shares, and shares granted under the Jubilee Share Program, is determined as the market price of Siemens shares, considering dividends during the vesting period the grantees are not entitled to and market conditions and non-vesting conditions, if applicable.

Prior-year information – The presentation of certain prior-year information has been reclassified to conform to the current year presentation. In fiscal 2013, in the Consolidated Statements of Cash Flow, the Company changed retrospectively the presentation of salary withholdings of share-based payment granted to employees to better reflect the nature of the transaction. In fiscal 2012 €134 million were retrospectively reclassified from cash flows from financing activities to cash flows from operating activities (continuing operations).

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

As of October 1, 2012, the Company early adopted IAS 19, Employee Benefits (revised 2011; IAS 19R), which was issued by the IASB in June 2011. The standard is effective for annual periods beginning on or after January 1, 2013; early application is permitted. The standard is applied retrospectively. The amendment was endorsed by the EU in June 2012.

The following amendments to IAS 19 have a significant impact on the Company's Consolidated Financial Statements: IAS 19R replaces interest cost and expected return on assets with a net interest amount that is calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability (asset). Net interest on the net defined benefit liability (asset) comprises interest income on plan assets and interest cost on the defined benefit obligation. The difference between the interest income on plan assets and the return on plan assets is included in line item Remeasurements of defined benefit plans and recognized in the Consolidated Statement of Comprehensive Income. A lesser effect results from the recognition of unvested past service costs in income immediately when incurred instead of amortization over the vesting period as well as from recognizing other administration costs which are unrelated to the management of plan assets when the administration services are provided. The elimination of the corridor approach does not affect the Company. The adoption of IAS 19R did not result in significant effects on line items Total comprehensive income as well as Total equity.

The following tables present the impacts of the changes in accounting policy. Impacts to the opening balance as of October 1, 2011 as well as impacts to the prior period presented are:

Consolidated Statements of Financial Position

	September 30, 2012			As of October 1, 2011		
(in millions of €)	pre-adjustment	adjustment	post-adjustment	pre-adjustment	adjustment	post-adjustment
Total assets	**108,282**	**(31)**	**108,251**	**104,243**	**(33)**	**104,210**
thereof Deferred tax assets	3,777	(29)	3,748	3,206	(31)	3,175
Total liabilities	**76,980**	**(153)**	**76,827**	**72,087**	**(149)**	**71,938**
thereof Post-employment benefits	9,926	(125)	9,801	7,307	(120)	7,188
Total equity	**31,302**	**122**	**31,424**	**32,156**	**116**	**32,271**
thereof Retained earnings	22,756	122	22,877	25,881	116	25,996

Consolidated Statement of Income

	Year ended September 30, 2012			Year ended September 30, 2011		
(in millions of €; per share amounts in €)	pre-adjustment	adjustment	post-adjustment	pre-adjustment	adjustment	post-adjustment
Income from continuing operations before income taxes	**7,002**	**(366)**	**6,636**	**9,248**	**(485)**	**8,763**
thereof Interest income	2,240	(1,301)	939	2,207	(1,362)	845
thereof Interest expenses	(1,727)	967	(760)	(1,715)	929	(786)
Income tax expenses	(2,068)	74	(1,994)	(2,225)	88	(2,137)
Income from continuing operations	**4,934**	**(292)**	**4,642**	**7,023**	**(397)**	**6,625**
Net income	**4,590**	**(307)**	**4,282**	**6,321**	**(422)**	**5,899**
Basic earnings per share						
Income from continuing operations	5.48	(0.33)	5.15	7.83	(0.46)	7.37
Net income	5.09	(0.35)	4.74	7.04	(0.48)	6.55
Diluted earnings per share						
Income from continuing operations	5.43	**(0.33)**	**5.10**	**7.74**	**(0.45)**	**7.29**
Net income	5.04	(0.35)	4.69	6.96	(0.48)	6.48

If the Company had not applied IAS 19R as of October 1, 2012, line items Interest income and Interest expenses recognized in the Consolidated Statement of Income for fiscal 2013 would have increased by €1,463 million and €798 million, respectively, based on the expected return on plan assets as applied for the fiscal year ended September 30, 2012. Correspondingly, line item Remeasurements of defined benefit plans recognized in the Consolidated Statement of Comprehensive Income would have decreased by €538 million net of tax in fiscal 2013.

Consolidated Statement of Comprehensive Income

	Year ended September 30, 2012			Year ended September 30, 2011		
(in millions of €)	pre-adjustment	adjustment	post-adjustment	pre-adjustment	adjustment	post-adjustment
Net income	4,590	(307)	4,282	6,321	(422)	5,899
Items that will not be reclassified to profit or loss						
Remeasurements of defined benefit plans	(2,101)	314	(1,787)	(65)	412	347
Other comprehensive income, net of income taxes	**(974)**	**314**	**(661)**	**(116)**	**412**	**296**
Total comprehensive income	**3,615**	**6**	**3,622**	**6,205**	**(10)**	**6,195**

RECENT ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the Company:

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation and IFRS 7, Financial Instruments: Disclosures regarding offsetting of financial assets and financial liabilities. The amendment to IAS 32 clarifies the existing offsetting rules and is effective for reporting periods beginning on or after January 1, 2014, early application is permitted, however it requires the application of the amendments to IFRS 7. These amendments to IFRS 7 expand the disclosure requirements for financial assets and financial liabilities offset in the statements of financial position including netting agreements where netting is subject to certain future events. This amendment is effective for reporting periods beginning on or after January 1, 2013. Both amendments were endorsed by the European Union in December 2012.

IFRS 10 provides a comprehensive concept of control as the determining factor in whether an entity should be included within the Consolidated Financial Statements. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11 provides guidance for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and off balance sheet vehicles.

IFRS 10, 11, 12 and the consequential amendments to IAS 27 and IAS 28 are effective for annual periods beginning on or after January 1, 2013. These new or amended standards may be adopted early. The standards are to be applied on a retrospective basis. In December 2012, IFRS 10, 11, 12, and the consequential amendments to IAS 27 and IAS 28 were endorsed by the European Union. Siemens will adopt IFRS 10, 11, 12, and the consequential amendments to IAS 27 and IAS 28 in fiscal 2014. The Company does not expect a material impact on its Consolidated Financial Statements from these standards.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. The new standard defines fair value and standardizes disclosures on fair value measurements of both financial and non-financial instrument items. The new standard is applicable for annual periods beginning on or after January 1, 2013; early adoption is permitted. In December 2012, IFRS 13 was endorsed by the European Union. Siemens will adopt IFRS 13 in fiscal 2014. Regarding financial instruments, the majority of changes required by IFRS 13 have already been introduced, mainly by amendments to IFRS 7, Financial Instruments: Disclosures. The Company does not expect a material impact on the Consolidated Financial Statements upon adopting IFRS 13.

In November 2009, the IASB issued IFRS 9, Financial Instruments. This standard is the first phase of the IASB's three-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or at fair value, depending on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. In October 2010, most of the requirements for financial liabilities were carried forward unchanged from IAS 39 to IFRS 9. In December 2011, IFRS 9 was amended to not require the restatement of comparative-period financial statements upon initial application, to require additional disclosures and to defer the mandatory effective date to annual reporting periods beginning on or after January 1, 2015. As part of its current project Classification and Measurement: Limited Amendments to IFRS 9, however, the IASB tentatively decided in July 2013 that the mandatory effective date should be deferred again and left open depending on the finalization of the limited amendments and the second phase of IFRS 9, Impairment Methodology. Early application would still be permitted. The European Financial Reporting Advisory Group has postponed its endorsement advice on IFRS 9 as currently issued. Due to the ongoing changes to IFRS 9 by the IASB the Company's assessment of the impacts of adopting IFRS 9 on the Company's Consolidated Financial Statements is still ongoing.

NOTE 3 Critical accounting estimates

Siemens' Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB and as adopted by the EU. Siemens' significant accounting policies, as described in → NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES are essential to understanding the Company's results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Company's results of operations, financial positions and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue recognition on construction contracts – The Company's Sectors, particularly Energy, Industry and Infrastructure & Cities, conduct a significant portion of their business under construction contracts with customers. The Company accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on contract progresses. Certain long-term service contracts are accounted for under the percentage-of-completion method as well. This method places considerable importance on accurate estimates of the extent of progress towards completion and may involve estimates on the scope of deliveries and services required for fulfilling the contractually defined obligations. These significant estimates include total contract costs, total contract revenues, contract risks, including technical, political and regulatory risks, and other judgments. Under the percentage-of-completion method, changes in estimates may lead to an increase or decrease of revenue. The creditworthiness of our customers is taken into account in estimating the probability that economic benefits associated with a contract will flow to the Company. In addition, we need to assess whether the contract is expected to continue or to be terminated. In determining whether the continuation or termination of a contract is expected to be the most likely scenario, all relevant facts and circumstances relating to the contract are considered on an individual basis. For contracts expected to be continued, amounts already included in revenue for which collectability ceases to be probable are recognized as an expense. For contracts expected to be terminated, including terminations due to expected payment defaults of our customers or terminations due to force majeure events, the estimates on the scope of deliveries and services provided under the contracts are revised accordingly, typically resulting in a decrease of revenue in the respective reporting period. Management of the operating Divisions continually reviews all estimates involved in such construction contracts and adjusts them as necessary.

Trade and other receivables – The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends including the developments of the European sovereign debt crisis and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, Siemens also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2013 and 2012, Siemens recorded a total valuation allowance for trade and other receivables of €1,147 million and €1,190 million, respectively.

Impairment – Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a cash-generating unit or a group of cash-generating units to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates is influenced e.g. by the successful integration of acquired entities, volatility of capital markets, interest rate developments, foreign exchange rate fluctuations and the outlook on economic trends. The recoverable amount is the higher of the cash-generating unit's or the group of cash-generating units' fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on financial forecasts. Cash flow projections take into account past experience and represent management's best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets' recoverable amount involves the use of estimates by management that can have a material impact on the respective values and ultimately the amount of any impairment.

Non-current assets and disposal groups classified as held for disposal – Assets held for disposal and disposal groups are measured at the lower of their carrying amount and their fair value less costs to sell. The determination of the fair value less costs to sell includes the use of management estimates and assumptions that tend to be uncertain.

Employee benefit accounting – Post-employment benefits – Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected compensation increases, rate of pension progression and mortality rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields are not available discount rates are based on government bonds yields. Due to changing market, economic and social conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full through line item Other comprehensive income, net of income taxes in the period in which they occur without affecting profit or loss.

Provisions – Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs, asset retirement obligations and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress towards completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the Fossil Power Generation Division, in the Power Transmission Division, in the Mobility & Logistics Division, in the Rail Systems Division and in the Healthcare Sector as well as estimates involving warranty costs and estimates regarding project delays including the assessment of responsibility splits between the contract partners for these delays. Significant estimates and assumptions are also involved in the determination of provisions related to major asset retirement obligations. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur including the respective interest accretion. Amongst others, the estimated cash outflows could alter significantly if, and when, political developments affect the government's plans to develop the final storage.

Siemens is subject to legal and regulatory proceedings in various jurisdictions. Such proceedings may result in criminal or civil sanctions, penalties, damage claims and other claims, or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the end of the reporting period, whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly impact future net income. Upon resolution, Siemens may incur charges in excess of the recorded provisions for such matters. It cannot be excluded that the financial position or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations.

Income taxes – Siemens operates in various tax jurisdictions and therefore has to determine tax positions under respective local tax laws and tax authorities' views which can be complex and subject to different interpretations of taxpayers and local tax authorities. Deferred tax assets are recognized if sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning opportunities. As of each period-end, management evaluates the recoverability of deferred tax assets, based on projected future taxable profits. As future developments are uncertain and partly beyond management's control, assumptions are necessary to estimate future taxable profits as well as the period in which deferred tax assets will recover. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. If management considers it probable that all or a portion of a deferred tax asset cannot be realized, that portion would not be recognized.

NOTE 4 Acquisitions, dispositions and discontinued operations

A) ACQUISITIONS

In fiscal 2013 and 2012, the Company completed a number of acquisitions, which are included in the Company's Consolidated Financial Statements since the date of acquisition.

aa) Acquisitions in fiscal 2013

At the beginning of May 2013, Siemens acquired all of the shares of six entities constituting the rail automation business of Invensys plc., U.K. (Invensys), which are being integrated in the Infrastructure & Cities Sector's Mobility and Logistics Division. With the acquisition, Siemens expanded and complemented the Infrastructure & Cities Sector's rail automation business. The preliminary purchase price amounts to €2,036 million (including €53 million cash acquired) of which €472 million were paid to the Invensys Pension Trust. The purchase price is preliminary mainly because it is subject to final agreement on the closing accounts. The following figures resulting from the preliminary purchase price allocation reflect the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €902 million, Inventories €158 million, Receivables €127 million, Deferred income tax assets €68 million, Liabilities €485 million and Deferred income tax liabilities €139 million. Intangible assets mainly relate to customer relationships of €619 million with a useful life of 18 years and technology of €258 million with a useful life of 18 years. Provisional goodwill of €1,278 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects. Including effects from purchase accounting and integration costs, the acquired business contributed revenues of €335 million and a net loss of €44 million to Siemens for the period from acquisition to September 30, 2013. If the acquired business had been included as of October 1, 2012, the impact on consolidated revenues and consolidated net income for the twelve months ended September 30, 2013 would have been €915 million and €(9) million, respectively.

At the beginning of January 2013, Siemens acquired all of the shares in LMS International NV, Belgium, a leading provider of mechatronic simulation solutions, which is being integrated in the Industry Sector's Industry Automation Division. With the acquisition, Siemens expanded and complemented the Industry Sector's product lifecycle management portfolio with mechatronic simulation and testing software. The preliminary purchase price amounts to €702 million (including €32 million cash acquired). The following figures represent the preliminary purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €398 million, Property, plant and equipment €22 million, Inventories €41 million, Receivables €58 million, Liabilities €128 million and Deferred income tax liabilities €87 million. Intangible assets mainly relate to technology of €290 million with a useful life of seven to eight years and customer relationships of €105 million with a useful life of 16 to 20 years. Provisional goodwill of €352 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects. Including effects from purchase accounting and integration costs, the acquired business contributed revenues of €94 million and a net loss of €68 million to Siemens for the period from acquisition to September 30, 2013. If the acquired business had been included as of October 1, 2012, the impact on consolidated revenues and consolidated net income for the twelve months ended September 30, 2013 would have been €125 million and €(90) million, respectively.

ab) Acquisitions in fiscal 2012

At the beginning of May 2012, Siemens acquired all of the shares of five entities constituting the Connectors and Measurements division of Expro Holdings UK 3 Ltd. The acquired business engineers and manufactures subsea components such as cable connectors, sensors and measuring devices. With this acquisition, Siemens expanded its portfolio in the attractive future market for subsea power grids. The aggregate consideration amounts to €469 million (including €8 million cash acquired). The acquired business is integrated into Energy Sector's Oil&Gas Division. The following figures represent the final purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €162 million, Property, plant and equipment €21 million, Inventories €18 million, Receivables €25 million, Liabilities €41 million and Deferred income tax liabilities €35 million. Intangible assets mainly relate to customer relationships of €46 million with a useful life of nine to 13 years, technology of €98 million with a useful life of eight to twelve years and order backlog of €12 million with a useful life of two years. Goodwill of €307 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects. Including effects from purchase accounting and integration costs, the acquired business contributed revenues of €57 million and a net income of €12 million to Siemens for the period from acquisition to September 30, 2012. If the acquired business had been included as of October 1, 2011, the impact on consolidated revenues and consolidated net income for the twelve months ended September 30, 2012 would have been €121 million and €41 million, respectively.

Furthermore, in fiscal 2012, Siemens completed the acquisition of a number of entities, presented in continuing operations, which are not significant individually including RuggedCom Inc., a provider of robust, industrial-quality Ethernet communication products and network solutions at the Industry Sector's Industry Automation Division, the NEM B.V. business, a specialist in heat recovery steam generators for combined-cycle (gas and steam) power plants at Energy Sector's Fossil Power Generation Division and eMeter Corporation, a meter data management specialist at Infrastructure&Cities Sector's Smart Grid Division. The aggregate consideration (including cash acquired) of all of these acquisitions amounts to €946 million.

The following figures represent the final purchase price allocations and show the amounts recognized for each major class of assets acquired and liabilities assumed:

(in millions of €)	
Goodwill	579
Technology	124
Customer relationships	113
Other intangible assets	50
Other long-lived assets	56
Trade and other receivables	82
Inventories	39
Other current assets	70
Cash and cash equivalents	138
Total assets acquired	**1,251**
Other liabilities and provisions	153
Deferred tax liabilities	51
Current liabilities	78
Total liabilities assumed	**282**

The respective acquisitions led to non-controlling interests of €23 million. Goodwill comprises intangible assets that are not separable such as employee know-how and expected synergy effects. Including purchase price accounting effects and integration costs, the acquired entities contributed revenues of €271 million and a net loss of €6 million to Siemens for the period from the respective acquisition date to September 30, 2012. If these acquired businesses had been included as of October 1, 2011, the impact on consolidated revenues and consolidated net income for the twelve months ended September 30, 2012 would have been €389 million and €(14) million, respectively.

B) DISPOSITIONS AND DISCONTINUED OPERATIONS

ba) Dispositions not qualifying for discontinued operations: closed transactions

Dispositions in fiscal 2013

On July 1, 2013, Siemens and Nokia have signed an agreement under which Nokia acquires the shares held in Nokia Siemens Networks Holding B.V. (NSN) by Siemens for an agreed purchase price of €1,700 million. The cash consideration amounts to €1,200 million with the remaining €500 million to be granted as an interest bearing loan to Nokia, maturing one year after closing.

The impairment recognized on the investment in fiscal 2009 was partly reversed since its recoverable amount, represented by its fair value less cost to sell, derived from the agreed purchase price, exceeds the carrying amount of NSN after applying the equity method. Thus, item Reversals of impairment presented in line item Income (loss) from investments accounted for using the equity method, net included €301 million relating to NSN held by segment Equity Investments. The investment in NSN was classified as held for disposal as of June 30, 2013 and equity method accounting ceased. The share of losses recognized for the investment in NSN in fiscal 2013 and 2012 amounted to €76 million and €741 million, respectively.

The transaction closed in August 2013 and resulted in a further gain on disposal for the investment previously presented as held for disposal of €76 million due to the reversal of amounts recognized in line item Other comprehensive income, net of income taxes. Nokia early redeemed the loan in September 2013.

bb) Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of September 30, 2013 and 2012 include assets held for disposal of €625 million and €106 million and liabilities held for disposal of €215 million and €39 million, respectively, that do not qualify as discontinued operations. As of September 30, 2013, the assets and liabilities mainly include the Business Unit TurboCare of the Energy Sector.

bc) Discontinued operations

General

Net income (loss) from discontinued operations presented in the Consolidated Statements of Income in fiscal 2013 and 2012 amount to €197 million (thereof €(158) million income tax) and €(360) million (thereof €(77) million income tax), respectively.

Net income (loss) from discontinued operations attributable to shareholders of Siemens AG for fiscal 2013 and 2012 amount to €191 million and €(360) million.

Water Technologies – discontinued operations, assets and liabilities held for disposal

In the first quarter of fiscal 2013, Siemens decided to sell its Business Unit Water Technologies. The conditions for Water Technologies to be classified as held for disposal and discontinued operations were fulfilled as of the fourth quarter of fiscal 2013.

Accordingly, the results of Water Technologies are disclosed as discontinued operations in the Company's Consolidated Statements of Income for all periods presented:

	Year ended September 30,	
(in millions of €)	2013	2012
Revenue	950	1,099
Expenses	(959)	(1,081)
Loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	(24)	–
Pretax income (loss) from discontinued operations	**(32)**	**18**
Income taxes on ordinary activities	1	(9)
Income taxes on the loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	6	–
Income (loss) from discontinued operations, net of income taxes	**(26)**	**9**

The assets and liabilities of Water Technologies are presented as held for disposal in the Consolidated Statements of Financial Position as of September 30, 2013. The carrying amounts of the major classes of assets and liabilities of Water Technologies were as follows:

(in millions of €)	September 30, 2013
Trade and other receivables	155
Inventories	144
Financial assets	35
Goodwill	155
Other intangible assets	103
Property, plant and equipment	157
Other assets	19
Assets classified as held for disposal	**768**
Trade payables	79
Current provisions	36
Other current liabilities	92
Post-employment benefits	13
Other liabilities	37
Liabilities associated with assets classified as held for disposal	**258**

Upon classification as held for disposal and discontinued operations in the fourth quarter of fiscal 2013, Water Technologies was measured at the lower of its previous carrying amount and fair value less costs to sell. The associated loss recognized represents impairment of goodwill amounting to €13 million.

Solar business – reclassification to continuing operations

In the fourth quarter of fiscal 2012, Siemens decided to sell its solar business consisting of the former Business Units Solar Thermal Energy and Photovoltaics and classified it as held for disposal and discontinued operations since the end of fiscal 2012. In the second quarter of fiscal 2013, the solar business no longer fulfilled the conditions to be classified as held for disposal and discontinued operations as a disposal within one year was no longer considered highly probable. Regarding Photovoltaics, the disposal process was terminated in March 2013 and instead the phase out of existing orders with a subsequent closure of the activities is being pursued. Regarding Solar Thermal Energy the disposal within one year was no longer highly probable due to the worsened environment in the overall market for solar thermal energy as well as a decrease of output of a solar thermal power plant within the solar thermal energy activities of Siemens. Therefore, the solar business is reported within continuing operations of the Energy Sector. In the third quarter of fiscal 2013, Siemens decided to terminate the sales process for Solar Thermal Energy as well and instead is pursuing the phase out of existing orders with a subsequent closure of the activities except for the solar thermal power plant, which will be continued.

Loss from continuing operations before income taxes regarding the solar business presented in the Consolidated Statements of Income for fiscal 2013 and 2012 amounted to €(255) million and €(258) million, respectively.

As of September 30, 2012, the assets and liabilities of the solar business amounting to €224 million and €126 million were classified as assets and liabilities held for disposal.

OSRAM – discontinued operations, assets and liabilities held for disposal

In March 2011, Siemens announced that it planned to publicly list its subsidiary OSRAM. Siemens intended to retain a minority stake in OSRAM. The conditions for OSRAM to be classified as held for disposal and discontinued operations were fulfilled as of the end of the second quarter of fiscal 2011. Facing the market conditions Siemens decided in June 2012 to prepare, parallel and alternatively to the aforementioned plan of an initial public offering, an offering of OSRAM in the form of a spin-off by issuing OSRAM shares to the shareholders of Siemens AG and a subsequent listing of these shares.

The decision in June 2012 represented a significant change of the previous disposal plan. Siemens no longer considered it highly probable to complete the disposal of OSRAM via an initial public offering by the end of calendar year 2012, resulting in a reversal of the previous classification of the disposal group OSRAM as held for disposal and discontinued operations. By reversing the previous classification, Siemens recognized a negative effect on earnings of €443 million before taxes in the third quarter of fiscal 2012 that result from depreciation/amortization and impairments of property, plant and equipment and intangible assets and equity pick ups that were not recognized while OSRAM was previously classified as discontinued operations (€123 million referring to fiscal 2011). This effect on earnings is presented under expenses in the table below. Siemens considered a listing via spin-off as highly probable including the high probability of the shareholders approval based on past experience with other capital matters suggested for approval at the Annual Shareholders' Meeting, feedback from the financial market and the economic rationale of the decision from a shareholder perspective. Accordingly, Siemens classified OSRAM as held for disposal and discontinued operations again. Among other impacts on other income taxes (on costs to sell/spin-off costs), Siemens adjusted deferred tax assets according to the plan of issuing OSRAM shares in the form of a spin-off.

In November 2012, Siemens called off the initial public offering plan and made available a spin-off report to its shareholders in December 2012 in order to request their approval for the spin-off of 80.5% of OSRAM at the Annual Shareholders' Meeting in January 2013. At the Annual Shareholders' Meeting the shareholders of Siemens AG approved the spin-off of OSRAM by a majority of more than 98%. In July 2013, Siemens successfully completed its planned spin-off and listing of OSRAM. As a result, Siemens derecognized the net carrying amount of the disposal group OSRAM and the associated spin-off liability. The spin-off liability which was initially recognized in the second quarter of fiscal 2013 based on the shareholders' approval was presented in other current liabilities and reflected 80.5% of the fair value of OSRAM. At the end of each reporting period and at the date of the actual spin-off, Siemens measured the spin-off liability at fair value with any changes recognized in retained earnings.

Effective July 5, 2013 Siemens transferred 80.5% of its ownership interest in OSRAM in the spin-off transaction to its shareholders. Immediately after the effectiveness of the spin-off, Siemens contributed 2.5% to the Siemens Pension Trust e.V. and thereafter owns 17.0% in OSRAM. The effectiveness of the spin-off triggered a remeasurement of the spin-off liability at fair value. The loss of control resulted in the derecognition of OSRAM's net assets, including non-controlling interests, the reclassification of components of other comprehensive income and the recognition of the remaining stake in OSRAM at fair value. Siemens applied a multiple valuation technique in order to determine the fair value of the spin-off liability as of July 5, 2013 using the input of a discounted cash flow valuation and market multiples, derived from a report from an independent expert. The fair value of the spin-off liability representing 80.5% of the ownership interest in OSRAM amounted to €2,270 million; the derecognized net assets spun-off amounted to €2,182 million, resulting in a difference at the amount of €88 million. Siemens recognized a gain of €21 million due to the measurement of the remaining stake in OSRAM at fair value. The derecognition of the non-controlling interests and the reclassification of relevant components of other comprehensive income resulted in a gain of €23 million and of €19 million, respectively. In fiscal 2013 costs to sell/spin-off costs amounted to €98 million. As a result, Siemens recognized a total gain on the spin-off in the amount of €54 million in fiscal 2013. Due to the nature of the spin-off, the derecognition of the disposal group is presented as a non-cash transaction.

The results of OSRAM are disclosed as discontinued operations in the Company's Consolidated Statements of Income for all periods presented:

	Year ended September 30,	
(in millions of €)	2013	2012
Revenue	4,064	5,400
Expenses	(3,745)	(5,476)
Gain on the spin-off of the disposal group constituting the discontinued operations (prior years: costs to sell/spin-off costs)	54	(33)
Pretax income (loss) from discontinued operations	**372**	**(109)**
Income taxes on ordinary activities	(110)	–
Other income taxes (on costs to sell/spin-off costs)	15	(26)
Income (loss) from discontinued operations, net of income taxes	**277**	**(135)**

The assets and liabilities of OSRAM were presented as held for disposal in the Consolidated Statements of Financial Position until the effective date of the spin-off on July 5, 2013. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

(in millions of €)	July 5, 2013	Sep. 30, 2012
Cash and cash equivalents	476	28
Trade and other receivables	850	827
Inventories	1,009	1,044
Financial assets	271	111
Goodwill	274	277
Other intangible assets	193	161
Property, plant and equipment	1,459	1,416
Deferred tax assets	311	376
Other assets	204	212
Assets classified as held for disposal	**5,046**	**4,450**
Trade payables	610	609
Current provisions	98	92
Other current liabilities	434	379
Post-employment benefits	398	488
Other liabilities	796	304
Liabilities associated with assets classified as held for disposal	**2,336**	**1,872**

Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in fiscal 2013 and 2012 amounted to €19 million and €156 million, respectively. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in fiscal 2013 and 2012 amounted to €11 million and €13 million, respectively. As of September 30, 2012, receivables from and liabilities to joint ventures and associates are €39 million and €2 million, respectively.

Siemens IT Solutions and Services – discontinued operations

Effective July 1, 2011, Atos S.A. (AtoS) acquired Siemens IT Solutions and Services for a cash payment of €177 million; Siemens received €12.5 million newly issued shares in AtoS with a five-year lock-up commitment, a five-year €250 million convertible bond (nominal value) and entered into a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens. Siemens retains the equity method accounted project HERKULES, disclosed in Centrally managed portfolio activities. Siemens recognized a liability for purchase price adjustments and recorded contractual obligations, loss provisions and risk contingencies in connection with the sales agreements. In fiscal 2013 and 2012, a gain of €99 million and €53 million resulted from purchase price adjustments. A final settlement with AtoS was not yet reached in fiscal 2013.

(in millions of €)	Year ended September 30, 2013	2012
Revenue	–	–
Expenses	**(40)**	(35)
Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	**99**	45
Pretax income from discontinued operations	**59**	**10**
Income taxes on ordinary activities	**12**	15
Income taxes on the gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	**(1)**	15
Income from discontinued operations, net of income taxes	**71**	**40**

Former segments SV and Com – discontinued operations

Net results from discontinued operations of SV activities and the former operating segment Com presented in the Consolidated Statements of Income in fiscal 2013 and 2012 amounted to €(117) million (thereof €(81) million income tax) and €(260) million (thereof €(73) million income tax), respectively. The net results in fiscal 2013 included an income tax expense of €84 million related to NSN. The net results in fiscal 2012 mainly relate to Com and include settlements of a matter with the Greek State with a pretax impact of €(143) million (€(104) million after tax) as well as negative tax effects of €115 million.

NOTE 5 Other operating income

In fiscal 2013 and 2012, Other operating income includes gains on sales of property, plant and equipment partially leased back under operating leases mainly in fiscal 2013 and of intangible assets of €228 million and €207 million, respectively, as well as income in connection with legal and regulatory matters.

NOTE 6 Other operating expenses

Other operating expenses in fiscal 2013 and 2012 include impairment losses on goodwill, charges related to legal and regulatory matters, losses on sales of property, plant and equipment and intangible assets and losses from the sale of businesses.

NOTE 7 Income (loss) from investments accounted for using the equity method, net

(in millions of €)	Year ended September 30, 2013	2012
Share of profit (loss), net	247	(371)
Gains (losses) on sales, net	78	103
Impairment	(116)	(68)
Reversals of impairment	301	4
Income (loss) from investments accounted for using the equity method, net	**510**	(333)

Items Share of profit (loss), net, Gains (losses) on sales, net and Reversals of impairment include the effects of disposing of Siemens' share in NSN in the fourth quarter of fiscal 2013, see → NOTE 4 ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS. Item Share of profit (loss), net also includes Siemens' share in Enterprise Networks' earnings (EN) of €(96) million and €(23) million, in fiscal 2013 and 2012, respectively. Due to Siemens' commitment made to EN which forms part of Siemens' net investment in EN, Siemens recognized the previously unrecognized share of losses as well as the current share of losses in fiscal 2013.

Item Gains (losses) on sales, net, in fiscal 2012, include €79 million gain on the partial sale of interests in Bangalore International Airport Limited.

In fiscal 2013 and 2012, item Impairment includes €(97) million and €(46) million related to an investment of Siemens' solar business, see → NOTE 4 ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS.

NOTE 8 Interest income, interest expenses and other financial income (expenses), net

(in millions of €)	Year ended September 30, 2013	2012
Interest income from post-employment benefits	3	8
Interest income, other than from post-employment benefits	945	930
Interest income	**948**	**939**
Interest expenses from post-employment benefits	(297)	(310)
Interest expenses, other than from post-employment benefits	(493)	(450)
Interest expenses	**(789)**	**(760)**
Income (expenses) from available-for-sale financial assets, net	(80)	103
Miscellaneous financial income (expenses), net	(74)	(108)
Other financial income (expenses), net	**(154)**	**(5)**

Total amounts of item Interest income and (expense), other than from post-employment benefits, were as follows:

(in millions of €)	Year ended September 30, 2013	2012
Interest income, other than from post-employment benefits	945	930
Interest expenses, other than from post-employment benefits	(493)	(450)
Interest income (expenses), net, other than from post-employment benefits	**452**	**480**
Thereof: Interest income (expenses) of operations, net	(3)	9
Thereof: Other interest income (expenses), net	455	471

Item Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Item Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt, and related hedging activities, as well as interest income on corporate assets.

Item Interest income (expense) other than from post-employment benefits includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss:

(in millions of €)	Year ended September 30, 2013	2012
Total interest income on financial assets	931	918
Total interest expenses on financial liabilites[1]	(767)	(796)

1 Relating to hedged positions, herein only the interest expenses on hedged items not at fair value through profit and loss is included, whereas item Interest expenses, other than pension also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts.

The components of item Income (expense) from available-for-sale financial assets, net were as follows:

(in millions of €)	Year ended September 30, 2013	2012
Dividends received	18	18
Gains on sales, net	17	101
Impairment	(116)	(17)
Other	1	1
Income (expenses) from available-for-sale financial assets, net	**(80)**	**103**

In fiscal 2012, item Gains on sales, net includes €87 million gains from the sale of the 25% interest in OAO Power Machines held by the Energy Sector; €66 million of the gain relate to gains recycled from Other comprehensive income as of September 30, 2011. The investment was classified as held for disposal. The transaction closed in December 2011.

Item Miscellaneous financial income (expense), net, in fiscal 2013 and 2012, includes gains (losses) of €95 million and €(238) million, respectively, from the accretion of provisions and the increase (decrease) in the discount rate, as well as expenses as a result of allowances and write offs of finance receivables, net of reversals of €80 million and €89 million, respectively. Furthermore, gains (losses) related to derivative financial instruments are included.

NOTE 9 Income taxes

Income from continuing operations before income tax is attributable to the following geographic regions:

(in millions of €)	Year ended September 30, 2013	2012
Germany	1,227	2,266
Foreign	4,615	4,370
	5,843	**6,636**

Income tax expense (benefit) consists of the following:

(in millions of €)	Year ended September 30, 2013	2012
Current tax:		
German corporation and trade taxes	543	148
Foreign income taxes	1,236	1,510
	1,779	1,658
Deferred tax:		
Germany	233	419
Foreign	(382)	(83)
	(149)	336
Income tax expenses	**1,630**	**1,994**

The current income tax expenses in fiscal 2013 and 2012 includes adjustments recognized for current tax of prior years in the amount of €92 million and €(117) million, respectively. The current tax expense is positively impacted by the closing of a mutual agreement procedure regarding transfer prices between Germany and the U.S. in the fourth quarter of fiscal 2013 leading to an increase of German current taxes and an overcompensating decrease of foreign income taxes. In fiscal 2012 the German current tax expense is positively affected by receivables due to several mutual agreement procedures.

The deferred tax expense (benefit) in fiscal 2013 and 2012 includes tax effects of the origination and reversal of temporary differences of €(297) million and €(150) million, respectively. The German deferred tax expense in fiscal 2013 is mainly related to the utilization of tax loss carryforwards.

In Germany, the calculation of current tax is based on a corporate tax rate of 15% and a solidarity surcharge thereon of 5.5%, for all distributed and retained earnings. In addition to corporate taxation, trade tax is levied on profits earned in Germany. As the German trade tax is a non deductible expense, the average trade tax rate amounts to 15% and the combined total tax rate results in 31%. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

For foreign subsidiaries, current taxes are calculated based on the local tax laws and applicable tax rates in the individual foreign countries. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Income tax expense (current and deferred) differs from the amounts computed by applying a combined statutory German income tax rate of 31% as follows:

(in millions of €)	Year ended September 30, 2013	2012
Expected income tax expenses	1,811	2,058
Increase (decrease) in income taxes resulting from:		
Non-deductible losses and expenses	380	388
Tax-free income	(346)	(398)
Taxes for prior years	50	(59)
Change in realizability of deferred tax assets and tax credits	23	(17)
Change in tax rates	(31)	(39)
Foreign tax rate differential	(182)	(52)
Tax effect of investments accounted for using the equity method	(74)	115
Other, net	(1)	(2)
Actual income tax expenses	**1,630**	**1,994**

The tax free income in fiscal 2013 is amongst others attributable to the NSN disposal.

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

(in millions of €)	September 30, 2013	2012
Assets:		
Financial assets	54	52
Other intangible assets	190	169
Property, plant and equipment	303	288
Inventories	558	551
Receivables	682	541
Post-employment benefits	2,954	3,238
Provisions	1,685	1,677
Liabilities	2,014	2,513
Tax loss and credit carryforward	918	1,296
Other	282	231
Deferred tax assets	9,640	10,556
Liabilities:		
Financial assets	239	236
Other intangible assets	1,582	1,407
Property, plant and equipment	631	782
Inventories	1,700	1,857
Receivables	1,776	2,061
Provisions	601	450
Liabilities	69	156
Other	312	353
Deferred tax liabilities	6,910	7,302
Total deferred tax assets, net	**2,730**	**3,254**

In assessing the realizability of deferred tax assets, management considers the extent to which it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences. As of September 30, 2013, the Company has certain tax losses subject to significant limitations. For those losses deferred tax assets are not recognized, as it is not probable that gains will be generated to offset those losses.

As of September 30, 2013 and 2012, the Company had in total €3,341 million and €4,721 million, respectively of gross tax loss carryforwards. The Company assumes that future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred tax assets have not been recognized with respect of the following items (gross amounts):

(in millions of €)	September 30, 2013	2012
Deductible temporary differences	150	165
Tax loss carryforward	941	662
	1,091	827

As of September 30, 2013 and 2012, €221 million and €214 million, respectively the major part of the unrecognized tax loss carryforwards expire over the periods to 2018.

The Company has ongoing regular tax audits concerning open income tax years in a number of jurisdictions. Adequate provisions for all open tax years have been foreseen. Among others, the German Tax Audit rejected the deductible treatment of expenses in connection with the buy-back of the convertible bond issued 2003. Accordingly, line item Capital reserve was reduced by €553 million and a tax expense of €53 million was recognized in fiscal 2013. The Company filed an appeal and will rigorously defend the position taken in tax returns. In addition, the Company has applied for several mutual agreement procedures to avoid double taxation.

The Company recorded deferred tax liabilities for income taxes and foreign withholding taxes on future dividend distributions from subsidiaries which are actually intended to be repatriated. Apart from this liability, the Company has not recognized deferred tax liabilities for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries of €19,214 million and €21,270 million, respectively in fiscal 2013 and 2012 because the earnings are intended to be permanently reinvested in the subsidiaries.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

(in millions of €)	Year ended September 30, 2013	2012
Continuing operations	**1,630**	1,994
Discontinued operations	**158**	77
Income and expenses recognized directly in equity	**738**	(1,194)
	2,526	877

NOTE 10 Available-for-sale financial assets

The following tables summarize the current portion of the Company's investment in available-for-sale financial assets:

(in millions of €)	Cost	Fair value	Unrealized Gain	Unrealized Loss
	September 30, 2013			
Equity instruments	6	8	2	–
Debt instruments	378	382	3	–
Fund shares	195	211	16	–
	580	**601**	**21**	**(1)**

(in millions of €)	Cost	Fair value	Unrealized Gain	Unrealized Loss
	September 30, 2012			
Equity instruments	6	8	2	–
Debt instruments	304	308	5	–
Fund shares	196	208	13	(1)
	506	524	19	(1)

Non-current available-for-sale financial assets, which are included in line item Other financial assets are measured at fair value, if reliably measurable. They primarily consist of equity instruments, mainly comprising shares in AtoS and, since July 2013, in OSRAM. As of September 30, 2013 and 2012 non-current available-for-sale financial assets measured at cost amount to €167 million and €293 million, respectively; available-for-sale financial assets measured at fair value amount to €1,394 million and €728 million, respectively. Unrealized gains (losses) in fiscal 2013 and 2012 resulting from non-current available-for-sale financial assets at fair value were €401 million and €215 million, respectively.

NOTE 11 Trade and other receivables

(in millions of €)	September 30, 2013	2012
Trade receivables from the sale of goods and services	12,932	13,310
Receivables from finance leases	1,921	1,910
	14,853	**15,220**

Changes to the valuation allowance of current and long-term receivables presented in → NOTE 11, 12 AND 19, which belong to the class of financial assets measured at (amortized) cost are as follows (excluding receivables from finance leases):

(in millions of €)	Year ended September 30, 2013	2012
Valuation allowance as of beginning of fiscal year	1,056	1,005
Increase in valuation allowances recorded in the Consolidated Statements of Income in the current period	205	191
Write-offs charged against the allowance	(208)	(108)
Recoveries of amounts previously written-off	9	7
Foreign exchange translation differences	(38)	14
Reclassifications to line item Assets held for disposal and dispositions of those entities	–	(54)
Valuation allowance as of fiscal year-end	**1,023**	**1,056**

In fiscal 2013 and 2012, receivables from finance leases, current amount to €1,921 million and €1,910 million, respectively; the long-term portion amounts to €3,340 million and €3,148 million, respectively. The valuation allowance on current and long-term receivables from finance leases changed as follows:

(in millions of €)	Year ended September 30, 2013	2012
Valuation allowance as of beginning of fiscal year	134	142
Increase in valuation allowances recorded in the Consolidated Statements of Income in the current period	35	23
Write-offs charged against the allowance	(47)	(40)
Recoveries of amounts previously written-off	5	6
Foreign exchange translation differences	(4)	5
Reclassifications to and from line item Assets held for disposal and dispositions of those entities	–	(2)
Valuation allowance as of fiscal year-end	**124**	**134**

Minimum future lease payments to be received are as follows:

(in millions of €)	September 30, 2013	2012
Within one year	2,318	2,273
After one year but not more than five years	3,406	3,240
More than five years	214	206
	5,938	**5,719**

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum future lease payments receivable:

(in millions of €)	September 30, 2013	2012
Minimum future lease payments	5,938	5,719
Plus: Unguaranteed residual values	97	131
Gross investment in leases	6,034	5,850
Less: Unearned finance income	(649)	(657)
Net investment in leases	5,385	5,193
Less: Allowance for doubtful accounts	(124)	(134)
Less: Present value of unguaranteed residual value	(85)	(117)
Present value of minimum future lease payments receivable	**5,176**	**4,942**

The gross investment in leases and the present value of minimum future lease payments receivable are due as follows:

(in millions of €)	September 30, 2013	2012
Gross investment in leases	6,034	5,850
Within one year	2,345	2,388
One to five years	3,472	3,248
Thereafter	218	214
Present value of minimum future lease payments receivable	5,176	4,942
Within one year	1,946	2,012
One to five years	3,035	2,743
Thereafter	195	187

Investments in finance leases primarily relate to industrial machinery, medical equipment, transportation systems, equipment for information technology and office machines. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

NOTE 12 Other current financial assets

(in millions of €)	September 30, 2013	2012
Derivative financial instruments	435	530
Loans receivable	1,646	1,197
Other	1,169	1,174
	3,250	2,901

NOTE 13 Inventories

(in millions of €)	September 30, 2013	2012
Raw materials and supplies	2,476	2,629
Work in process	3,502	3,496
Costs and earnings in excess of billings on uncompleted contracts	8,604	8,005
Finished goods and products held for resale	2,311	2,643
Advances to suppliers	707	953
	17,601	17,726
Advance payments received	(2,040)	(2,047)
	15,560	15,679

Cost of sales rendered include inventories recognized as expense amounting to €53,778 million and €53,947 million, respectively, in fiscal 2013 and 2012. Raw materials and supplies, work in process as well as finished goods and products held for resale are valued at the lower of acquisition/production cost and net realizable value. The respective write-downs, as compared to prior year, increased by €39 million and €57 million as of September 30, 2013 and 2012.

Item Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts, with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Construction contracts, here and as follows, include service contracts accounted for under the percentage of completion method. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in line item Other current liabilities.

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress, as of September 30, 2013 and 2012 amounted to €83,187 million and €83,533 million, respectively. Revenue from construction contracts amounted to €31,178 million and €32,530 million, respectively, for fiscal 2013 and 2012.

Advance payments received on construction contracts in progress were €8,630 million and €9,295 million as of September 30, 2013 and 2012. Retentions in connection with construction contracts were €452 million and €343 million in fiscal 2013 and 2012.

In the fourth quarter of fiscal 2012, Siemens revised project calculations for long-term contracts with customers in Iran in accordance with accounting guidance for construction and service contracts. The resulting adjustments reduced income from continuing operations before income tax expenses by €347 million.

NOTE 14 Other current assets

(in millions of €)	September 30, 2013	2012
Miscellaneous tax receivables	735	668
Prepaid expenses	227	262
Other	335	346
	1,297	1,277

NOTE 15 Goodwill

(in millions of €)	Year ended September 30, 2013	2012
Cost		
Balance at beginning of year	**18,517**	17,252
Translation differences and other	**(697)**	599
Acquisitions and purchase accounting adjustments	**1,719**	913
Dispositions and reclassifications to assets classified as held for disposal	**25**	(246)
Balance at year-end	**19,564**	**18,517**
Accumulated impairment losses and other changes		
Balance at beginning of year	**1,448**	1,546
Translation differences and other	**(66)**	59
Impairment losses recognized during the period	**70**	85
Dispositions and reclassifications to assets classified as held for disposal	**229**	(242)
Balance at year-end	**1,681**	**1,448**
Carrying amount		
Balance at beginning of year	**17,069**	15,706
Balance at year-end	**17,883**	**17,069**

(in millions of €)	Carrying amount as of 10/01/2012	Translation differences and other	Acquisitions and purchase accounting adjustments	Dispositions, reclassifications incl. reclassifications to assets classified as held for disposal	Impairments	Carrying amount as of 9/30/2013
Sectors						
Energy	2,718	(61)	5	(34)	(23)	**2,606**
Healthcare	8,314	(362)	(3)	–	–	**7,950**
Industry	4,173	(146)	418	(169)	–	**4,276**
Infrastructure & Cities	1,742	(65)	1,299	–	(47)	**2,930**
Total Sectors	**16,949**	**(633)**	**1,719**	**(204)**	**(70)**	**17,761**
Financial Services (SFS)	121	2	–	–	–	122
Siemens	**17,069**	**(632)**	**1,719**	**(204)**	**(70)**	**17,883**

(in millions of €)	Carrying amount as of 10/01/2011	Translation differences and other	Acquisitions and purchase accounting adjustments	Dispositions, reclassifications incl. reclassifications to assets classified as held for disposal	Impairments	Carrying amount as of 9/30/2012
Sectors						
Energy	2,269	82	422	31	(85)	2,718
Healthcare	7,964	287	63	–	–	8,314
Industry	3,802	121	278	(28)	–	4,173
Infrastructure & Cities	1,558	40	150	(6)	–	1,742
Total Sectors	**15,594**	**530**	**913**	**(3)**	**(85)**	**16,949**
Financial Services (SFS)	112	10	–	(1)	–	121
Siemens	**15,706**	**539**	**913**	**(4)**	**(85)**	17,069

Siemens performs the mandatory annual impairment test in the three months ended September 30. Except as disclosed above, the recoverable amounts for the annual impairment test 2013 for Divisions or equivalents were estimated to be higher than the carrying amounts. Key assumptions on which management has based its determinations of the fair value less costs to sell for the Divisions' or equivalents' carrying amount include terminal value growth rates up to 2.3% in fiscal 2013 and 2.7% in fiscal 2012, respectively and after-tax discount rates of 6.0% to 10.8% in fiscal 2013 and 7.0% to 9.5% in fiscal 2012. Where possible, reference to market prices is made.

For the purpose of estimating the fair value less costs to sell of the Divisions or equivalents, cash flows were projected for the next five years based on past experience, actual operating results and management's best estimate about future developments as well as market assumptions.

The fair value less costs to sell is mainly driven by the terminal value which is particularly sensitive to changes in the assumptions on the terminal value growth rate and discount rate. Both assumptions are determined individually for each Division or equivalent. Discount rates reflect the current market assessment of the risks specific to each Division or equivalent and are based on the weighted average cost of capital for the Divisions or equivalents (for SFS the discount rate represents cost of equity). Terminal value growth rates take into consideration external macroeconomic sources of data and industry specific trends.

The following table presents the key assumptions used to determine fair value less costs to sell for impairment test purposes for the Divisions to which a significant amount of goodwill is allocated:

	Year ended September 30, 2013			Year ended September 30, 2012		
(in millions of €, rates in %)	Goodwill	Terminal value growth rate	After-tax discount rate	Goodwill	Terminal value growth rate	After-tax discount rate
Diagnostics of the Healthcare Sector	4,758	2.3%	6.0%	4,981	2.3%	7.0%
Industry Automation of the Industry Sector	2,986	1.7%	8.5%	2,897	1.8%	8.5%
Imaging & Therapy Systems of the Healthcare Sector	2,483	2.2%	7.5%	2,596	2.7%	7.0%

In the context of the ongoing disposal process, an impairment test was performed for the logistics and airport solutions business within the Mobility & Logistics Division of the Infrastructure & Cities Sector as of September 30, 2013. As a result, an impairment loss of €46 million was recognized.

In fiscal 2012 the entire remaining goodwill of the solar business amounting to €85 million was impaired upon classification as held for disposal and discontinued operations based on the measurement at its fair value less costs to sell. Due to the reclassification of the solar business to continuing operations in fiscal 2013, the amount of €85 million is now disclosed as impairment in continuing operations for fiscal 2012.

NOTE 16 Other intangible assets

(in millions of €)	Gross carrying amount as of 10/01/2012	Translation differences	Additions through business combinations	Additions	Retirements[1]	Gross carrying amount as of 9/30/2013	Accumulated amortization and impairment	Carrying amount as of 9/30/2013	Amortization and impairment in fiscal 2013[2]
Software and other internally generated intangible assets	3,270	(78)	2	265	(114)	3,346	(2,104)	1,241	(268)
Patents, licenses and similar rights	7,154	(253)	1,363	65	(259)	8,070	(4,254)	3,816	(659)
Other intangible assets	**10,424**	**(332)**	**1,365**	**330**	**(372)**	**11,415**	**(6,358)**	**5,057**	**(927)**

1 Includes Other intangible assets reclassified to Assets classified as held for disposal and dispositions of those entities.

2 Includes impairment expenses of €53 million in fiscal 2013, thereof €25 million at Infrastructure & Cities, €19 million at Energy, €8 million at Industry and €2 million at Healthcare

(in millions of €)	Gross carrying amount as of 10/01/2011	Translation differences	Additions through business combinations	Additions	Retirements[1]	Gross carrying amount as of 9/30/2012	Accumulated amortization and impairment	Carrying amount as of 9/30/2012	Amortization and impairment in fiscal 2012[2]
Software and other internally generated intangible assets	2,955	68	36	334	(122)	3,270	(2,001)	1,269	(291)
Patents, licenses and similar rights	6,665	198	463	94	(266)	7,154	(3,828)	3,326	(576)
Other intangible assets	**9,620**	**266**	**499**	**427**	**(387)**	**10,424**	**(5,829)**	**4,595**	**(867)**

1 Includes Other intangible assets reclassified to Assets classified as held for disposal and dispositions of those entities.

2 Includes impairment expenses of €44 million in fiscal 2012, therein €43 million at Healthcare.

Amortization and impairment on intangible assets is contained in line items Cost of sales, Research and development expenses or, Selling and general administrative expenses, depending on the use of the asset.

As of September 30, 2013 and 2012, contractual commitments for purchases of other intangible assets amount to €14 million and €15 million.

NOTE 17 Property, plant and equipment

(in millions of €)	Gross carrying amount as of 10/01/2012	Translation differences	Additions through business combinations	Additions	Reclassifications	Retirements[1]	Gross carrying amount as of 9/30/2013	Accumulated depreciation and impairment	**Carrying amount as of 9/30/2013**	Depreciation and impairment in fiscal 2013[2]
Land and buildings	8,285	(189)	68	187	150	(824)	7,677	(3,651)	**4,027**	(292)
Technical machinery and equipment	7,076	(177)	30	269	284	(463)	7,020	(4,594)	**2,426**	(517)
Furniture and office equipment	5,664	(149)	27	681	131	(614)	5,740	(4,352)	**1,387**	(715)
Equipment leased to others	3,372	(117)	–	377	(7)	(689)	2,936	(1,662)	**1,274**	(362)
Advances to suppliers and construction in progress	859	(26)	5	465	(559)	(33)	710[3]	(9)	**701**	(6)
Property, plant and equipment	**25,255**	**(658)**	**129**	**1,979**	**–**	**(2,623)**	**24,083**	**(14,268)**	**9,815**	**(1,892)**

1 Includes Property, plant and equipment reclassified to/from Assets classified as held for disposal and dispositions of those entities.

2 Includes impairment expenses of €141 million in fiscal 2013, thereof €55 million at SRE, €34 million at Industry, €31 million at Energy, €10 million at Infrastructure & Cities, €8 million at SFS and €2 million at Healthcare.

3 Includes €594 million expenditures for property, plant and equipment under construction.

(in millions of €)	Gross carrying amount as of 10/01/2011	Translation differences	Additions through business combinations	Additions	Reclassifications	Retirements[1]	Gross carrying amount as of 9/30/2012	Accumulated depreciation and impairment	Carrying amount as of 9/30/2012	Depreciation and impairment in fiscal 2012[2]
Land and buildings	8,110	154	53	280	175	(487)	8,285	(3,946)	4,339	(339)
Technical machinery and equipment	6,589	125	35	306	305	(284)	7,076	(4,474)	2,602	(460)
Furniture and office equipment	5,207	91	53	639	206	(532)	5,664	(4,291)	1,373	(648)
Equipment leased to others	3,301	108	–	375	2	(414)	3,372	(1,770)	1,602	(408)
Advances to suppliers and construction in progress	937	28	1	596	(689)	(15)	859[3]	(11)	848	(10)
Property, plant and equipment	**24,144**	**506**	**143**	**2,195**	**-**	**(1,732)**	**25,255**	**(14,492)**	**10,763**	**(1,865)**

1 Includes Property, plant and equipment reclassified to Assets classified as held for disposal and dispositions of those entities.

2 Includes impairment expense of €140 million in fiscal 2012, of which €56 million relate to SRE, €38 million relate to Energy and €32 million relate to SFS.

3 Includes €741 million expenditures for property, plant and equipment under construction.

Depreciation and impairment is included in line items Cost of sales, Research and development expenses or Selling and general administrative expenses, depending on the use of the asset. As of September 30, 2013 and 2012, contractual commitments for purchases of property, plant and equipment amount to €503 million and €395 million, respectively.

In fiscal 2013 and 2012, government grants awarded for the purchase or the production of property, plant and equipment amounted to €9 million and €13 million, respectively. The award of further government grants of €62 million and €77 million in fiscal 2013 and 2012, respectively, related to costs incurred and future costs.

As of September 30, 2013 and 2012, minimum future lease payments receivable from lessees under operating leases are as follows:

(in millions of €)	September 30, 2013	2012
Within one year	321	384
After one year but not more than five years	578	754
More than five years	137	196
	1,035	**1,334**

Payments from lessees under operating leases primarily relate to buildings, medical equipment and transportation systems. Total contingent rent recognized in income in fiscal 2013 and 2012 amounts to €214 million and €205 million.

INVESTMENT PROPERTY

The carrying amount of investment property amounts to €116 million and €121 million compared to a fair value of €258 million and €232 million as of September 30, 2013 and 2012, respectively.

NOTE 18 Investments accounted for using the equity method

As of September 30, 2013, Siemens' principal investments accounted for under the equity method, which are all unlisted, are (in alphabetical order):

	Percentage of Ownership September 30,	
	2013	2012
BSH Bosch und Siemens Hausgeräte GmbH (BSH)	**50%**	50%
BWI Informationstechnik GmbH[1]	**50%**	50%
Enterprise Networks Holdings B.V.	**49%**	49%
Maschinenfabrik Reinhausen GmbH	**26%**	26%
Nokia Siemens Networks Holding B.V.[2]	**–**	50%
P.T. Jawa Power[3]	**50%**	50%
Shanghai Electric Power Generation Equipment Co. Ltd.	**40%**	40%
Voith Hydro Holding GmbH & Co. KG	**35%**	35%

1 The exact percentage equals 50.05%; it is not controlled by Siemens due to significant participating rights of the two other shareholders.

2 The investment was disposed of in the fourth quarter of fiscal 2013. Until the disposal, the exact percentage of voting rights was equal to 50% less 2,500 voting rights. Due to its classification as held for disposal as of June 30, 2013, the summarized revenue and net income (loss) include NSN for nine months in fiscal 2013.

3 The investment is no jointly controlled entity.

Siemens' interest in BSH, which is the principal jointly controlled entity of Siemens, is recognized using the equity method, applying BSH's twelve month periods ended June 30. The following information reflect BSH's most recent published financial statements, not adjusted for the percentage of ownership held by Siemens.

	Year ended December 31,	
(in millions of €)	2012	2011
Revenue	9,800	9,654
Net income	465	374

	December 31,	
(in millions of €)	2012	2011
Current assets	4,650	4,576
Non-current assets	3,215	2,859
Current liabilities	2,876	3,109
Non-current liabilities	2,410	1,917

Summarized financial information for principal investments in associates, not adjusted for the percentage of ownership held by Siemens, is presented below. Income statement information is presented for the twelve month period applied under the equity method of accounting.

	Year ended September 30,	
(in millions of €)	2013	2012
Revenue	**16,002**	20,178
Net income (loss)	**92**	(1,272)

Information related to the Statements of Financial Position is presented as of the date used in applying the equity method of accounting.

	September 30,	
(in millions of €)	2013	2012
Total assets	**6,825**	17,702
Total liabilities	**4,676**	12,949

The unrecognized share of losses in associates amounted to €10 million and €22 million as of September 30, 2013 and 2012.

NOTE 19 Other financial assets

	September 30,	
(in millions of €)	2013	2012
Loans receivable	**6,805**	6,085
Receivables from finance leases, see → NOTE 11 TRADE AND OTHER RECEIVABLES	**3,340**	3,148
Derivative financial instruments	**1,894**	2,798
Available-for-sale financial assets	**1,560**	1,021
Other	**1,518**	1,614
	15,117	**14,666**

Item Loans receivable primarily relate to long-term loan transactions of SFS.

NOTE 20 Other current financial liabilities

(in millions of €)	September 30, 2013	2012
Derivative financial instruments, see → NOTES 30 AND 31	350	462
Accrued interest expenses	221	237
Other	944	761
	1,515	**1,460**

NOTE 21 Other current liabilities

(in millions of €)	September 30, 2013	2012
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	10,559	11,877
Payroll obligations and social security taxes	1,561	1,627
Other employee related costs	2,103	1,988
Deferred income	1,035	1,123
Accruals for outstanding invoices	1,067	904
Bonus obligations	1,683	1,264
Miscellaneous tax liabilities	669	650
Deferred reservation fees received	101	21
Other	923	848
	19,701	20,302

Item Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, severance payments, as well as liabilities related to termination benefits.

NOTE 22 Debt

(in millions of €)	September 30, 2013	2012
Short-term		
Notes and bonds	1,431	2,018
Loans from banks	412	1,505
Other financial indebtedness	82	270
Obligations under finance leases	20	33
Short-term debt and current maturities of long-term debt	**1,944**	3,826
Long-term		
Notes and bonds (maturing until 2066)	17,060	16,194
Loans from banks (maturing until 2023)	1,233	449
Other financial indebtedness (maturing until 2027)	106	110
Obligations under finance leases	110	128
Long-term debt	**18,509**	**16,880**
	20,453	**20,707**

Interest rates in this Note are per annum. In fiscal 2013 and 2012, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 2.7% (2012: 2.3%), 3.1% (2012: 2.1%) and 4.1% (2012: 4.6%), respectively.

A) COMMERCIAL PAPER PROGRAM

Siemens has a US$9.0 billion (€6.7 billion as of September 30, 2013) multi-currency commercial paper program in place including US$ extendible notes capabilities. As of September 30, 2013 and 2012 no commercial papers were outstanding. Siemens' commercial papers have a maturity of generally less than 90 days. Interest rates ranged from 0.01% to 0.37% in fiscal 2013 and from (0.03)% to 0.70% in fiscal 2012.

B) NOTES AND BONDS

interest/issued/maturity	September 30, 2013			September 30, 2012		
	Currency notional amount (in millions)		Carrying amount in millions of €[1]	Currency notional amount (in millions)		Carrying amount in millions of €[1]
5.625%/2006/March 2016/US$ fixed-rate instruments	US$	500	412	US$	500	450
5.375%/2008/June 2014/EUR fixed-rate instruments	€	1,000	1,031	€	1,000	1,071
5.625%/2008/June 2018/EUR fixed-rate instruments	€	1,600	1,844	€	1,600	1,912
4.125%/2009/February 2013/EUR fixed-rate instruments[2]	–	–	–	€	2,000	2,018
5.125%/2009/February 2017/EUR fixed-rate instruments	€	2,000	2,136	€	2,000	2,168
US$ 3m LIBOR+1.4%/2012/February 2019/US$ floating-rate instruments	US$	400	296	US$	400	309
0.375%/2012/September 2014/EUR fixed-rate instruments	€	400	400	€	400	400
1.5%/2012/March 2020/EUR fixed-rate instruments	€	1,000	994	€	1,000	994
2.75%/2012/September 2025/GBP fixed-rate instruments	£	350	416	£	350	436
3.75%/2012/September 2042/GBP fixed-rate instruments	£	650	760	£	650	791
1.75%/2013/March 2021/EUR fixed-rate instruments	€	1,250	1,242	–	–	–
2.875%/2013/March 2028/EUR fixed-rate instruments	€	1,000	995	–	–	–
1.5%/2013/March 2018/US$ fixed-rate instruments	US$	500	368	–	–	–
3.5%/2013/March 2028/US$ fixed-rate instruments	US$	100	72	–	–	–
2013/June 2020/US$ floating-rate instruments	US$	400	295	–	–	–
Total Debt Issuance Program			**11,262**			**10,549**
5.75%/2006/October 2016/US$ fixed-rate instruments	US$	1,750	1,389	US$	1,750	1,483
6.125%/2006/August 2026/US$ fixed-rate instruments	US$	1,750	1,759	US$	1,750	1,908
Total US$ Medium Notes			**3,147**			**3,391**
5.25%/2006/September 2066/EUR fixed-rate instruments	€	900	976	€	900	1,004
6.125%/2006/September 2066/GBP fixed-rate instruments	£	750	986	£	750	1,075
Total Hybrid Capital Bond			**1,962**			**2,079**
1.05% 2012/August 2017/US$ fixed-rate instruments	US$	1,500	1,068	US$	1,500	1,104
1.65% 2012/August 2019/US$ fixed-rate instruments	US$	1,500	1,052	US$	1,500	1,089
Total Bond with Warrant Units			**2,120**			**2,193**
			18,491			**18,212**

1 Includes adjustments for fair value hedge accounting. 2 Redeemed at face value at maturity in fiscal 2013

Debt Issuance Program

The Company has a program for the issuance of debt instruments under which it may issue instruments up to €15.0 billion as of September 30, 2013 and 2012, respectively. As of September 30, 2013 and 2012 €10.9 billion and €9.9 billion in notional amounts were issued and are outstanding.

Siemens redeemed at face value €2.0 billion in 4.125% fixed-rate instruments in February 2013. In fiscal 2013, Siemens issued €2.25 billion and US$500 million in fixed-rate instruments in three tranches, comprising: €1.25 billion, 1.75% instruments due March 12, 2021, €1.0 billion, 2.875% instruments due March 10, 2028 and US$500 million (€370 million as of September 30, 2013), 1.5% instruments due March 12, 2018. Furthermore, Siemens issued two privately placed instruments of US$100 million (€74 million as of September 30, 2013) in 3.5% fixed-rate instruments due March 20, 2028 and US$400 million (€296 million as of September 30, 2013) in floating-rate instruments due June 5, 2020.

In fiscal 2012, Siemens issued €1.4 billion and £1.0 billion (€1.2 billion as of September 30, 2013) in fixed-rate instruments in four tranches as well as US$400 million (€296 million as of September 30, 2013) privately placed in floating-rate instruments.

Hybrid Bond

In September 2006, the Company issued a subordinated hybrid bond in a EUR tranche of €900 million and a GBP tranche of £750 million (€897 million as of September 30, 2013), both with a legal final maturity on September 14, 2066 and with a call option for Siemens in 2016 or thereafter. The instruments bear fixed-rate interests until September 14, 2016; thereafter, floating-rate interest is applied according to the conditions of the bond.

Bond with Warrant Units

In fiscal 2012, Siemens issued US$ fixed-rate bonds with warrant units in an aggregate principal amount of US$3 billion in two tranches, comprising: (1) US$1.5 billion (€1.1 billion as of September 30, 2013) in 1.05% instruments maturing on August 16, 2017 and (2) US$1.5 billion (€1.1 billion as of September 30, 2013) in 1.65% instruments maturing on August 16, 2019. Each of the US$1.5 billion instruments were issued with 6,000 detachable warrants. The warrants' exercise price was fixed in Euro. The warrants were classified as equity instruments with a fair value of €126 million at issuance presented in the capital reserve in line item Other changes in equity. The warrants entitle the holders, at their option, to receive 1,806.1496 Siemens AG shares per warrant at an exercise price per share of €104.0018 during the exercise period which matures on August 1, 2017 and August 1, 2019 for instruments (1) and instruments (2), respectively. After the spin-off of OSRAM in fiscal 2013, the warrants entitle the holders to obtain OSRAM shares in addition to Siemens shares. Accordingly, the warrants no longer qualify as equity instruments since the approval of the spin-off in January 2013 and the warrants' fair value of €163 million was reclassified from line item Capital reserve to non-current other financial liability. The warrants result in option rights relating to a total of 21.7 million Siemens AG shares.

C) ASSIGNABLE AND TERM LOANS

The Company has assignable loans. The loans were issued in four tranches, totaled €333 million and €447 million in notional amount as of September 30, 2013 and 2012 (carrying amount €356 million and €486 million as of September 30, 2013 and 2012) and are for general corporate purposes. They consist of two fixed-rate tranches: €113.5 million 5.283% notes due and redeemed at face value in June 2013 and €333 million 5.435% notes due on June 12, 2015. The floating-rate tranches of €370 million bearing interest of 0.55% above six months EURIBOR due June 12, 2013 and €283.5 million bearing interest of 0.70% above six months EURIBOR due June 12, 2015 were called in August 2011 and were redeemed in December 2011 at their face value.

Additionally, in fiscal 2013, the Company signed two bilateral US$500 million term loan facilities (in aggregate €740 million as of September 30, 2013). The facilities have a term of five years expiring March 28, 2018 with two one-year extension options, were fully drawn in fiscal 2013 and bear interest of 0.79% above three months LIBOR.

D) CREDIT FACILITIES

The credit facilities at September 30, 2013 and 2012 consisted of €6.7 billion and €7.5 billion, respectively, in committed lines of credit. As of September 30, 2013, those include: (1) a €4.0 billion undrawn syndicated multi-currency revolving credit facility, entered into in fiscal 2012; in fiscal 2013, its maturity has been extended by one year to April 4, 2018 with a remaining one-year extension option; (2) a US$3.0 billion (€2.2 billion as of September 30, 2013) undrawn syndicated multi-currency revolving credit facility provided by a syndicate of international banks with a five year tenor and two one-year extension options, which was signed in September 2013. It replaces the previous US$4.0 billion syndicated multi-currency credit facility which expired August 21, 2013. The US$4.0 billion facility comprised a US$1.0 billion floating-rate term loan bearing interest of 0.15% above three months LIBOR which was drawn in January 2007 and redeemed at face value at maturity as well as a US$3.0 billion revolving tranche undrawn; (3) a €450 million revolving credit facility provided by a domestic bank expiring September 30, 2014.

As of September 30, 2013 and 2012, €6.7 billion and €6.8 billion of these lines of credit remained unused. Commitment fees for the years ended September 30, 2013 and 2012 amount to €6 million and €4 million, respectively. The facilities are for general business purposes.

As of September 30, 2013 and 2012, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

	September 30,	
(in millions of €)	2013	2012
Within one year	**1,924**	3,793
After one year but not more than five years	**10,423**	9,214
More than five years	**7,976**	7,539
	20,323	**20,546**

OTHER FINANCIAL INDEBTEDNESS

Item Other financial indebtedness includes €111 million and €153 million as of September 30, 2013 and 2012, respectively, for the Company's real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company's Consolidated Statements of Financial Position and no sale and profit has been recognized.

OBLIGATIONS UNDER FINANCE LEASES

(in millions of €)	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation
			September 30, 2013
Due			
Within one year	32	12	20
After one year but not more than five years	94	9	86
More than five years	78	53	25
Total	204	74	130
Less: Current portion			(20)
			110

(in millions of €)	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation
			September 30, 2012
Due			
Within one year	47	14	33
After one year but not more than five years	62	11	51
More than five years	132	55	76
Total	241	80	161
Less: Current portion			(33)
			128

NOTE 23 Post-employment benefits

Post-employment benefits provided by Siemens are organized through defined benefit plans as well as defined contribution plans which cover almost all of the Company's domestic employees and the majority of the Company's foreign employees. Post-employment defined benefit plans include pension benefits and other post-employment benefits, which primarily consist of transition payments to German employees after retirement as well as post-employment health care and life insurance benefits to employees in the U.S. and Canada.

DEFINED BENEFIT PLANS

Siemens regularly reviews the design of its post-employment defined benefit plans. In order to reduce the Company's exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases, the Company implemented new defined benefit plans in some of Siemens' major countries including Germany, the U.S. and the U.K. during the last several years. The benefits of these new defined benefit plans are based predominantly on contributions made by the Company and are still affected by longevity, inflation adjustments and compensation increases, but only to a minor extent. The Company's major defined benefit plans are funded with assets in segregated entities. The defined benefit plans cover 501,000 participants, including 215,000 active employees, 87,000 former employees with vested benefits and 199,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. The characteristics of the defined benefit plans and the risks associated with them vary depending on legal, fiscal and economic requirements in each country. For the major defined benefit plans of Siemens the characteristics and risks are as follows:

Germany:

In Germany, Siemens AG provides pension benefits through the cash-balance plan BSAV (Beitragsorientierte Siemens Altersversorgung), frozen legacy plans and deferred compensation plans. The majority of Siemens' active employees in Germany participate in the BSAV introduced in fiscal 2004, which is a funded defined benefit pension plan whose benefits are predominantly based on contributions made by the Company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via a contractual trust arrangement (CTA), the BSAV

Trust. Individual benefits under the frozen legacy plans are based on eligible compensation levels or ranking within the Company hierarchy and years of service. In connection with the implementation of the BSAV, benefits provided under the frozen legacy plans funded via a CTA, the Siemens Pension Trust were modified to substantially eliminate the effects of compensation increases by freezing the accretion of benefits under the majority of these plans. However, these frozen plans still expose the Company to actuarial risks such as investment risk, interest rate risk and longevity risk. Furthermore, deferred compensation plans are offered which are also funded via a CTA. In Germany no legal or regulatory minimum funding requirements apply. The Trusts, which are legally separate from the Company, manage their plan assets as trustees, in accordance with the respective trust agreements with the Company.

U.S.:

Siemens Corporation in the U.S. sponsors one major defined benefit plan, the Siemens Pension Plan, which is frozen to new entrants and accretion of new benefits (with the exception of one small group of union employees). Employees of Siemens U.S. companies hired prior to April 1st, 2006 participate in the Siemens Pension Plan. Most of the defined benefit plan participants' benefits are calculated using a cash balance formula; although a small group of participants are eligible for a benefit based on a final average pay formula. This frozen defined benefit plan exposes the Company to actuarial risks such as investment risk, interest rate risk, longevity risk and salary increase risk.

The defined benefit plan assets are held in a Master Trust. Siemens Corporation, as the sponsoring employer, has delegated investment oversight of the plans' assets to the Investment Committee. The Investment Committee members have a fiduciary duty to act solely in the best interests of the beneficiaries according to the trust agreement and U.S. law. The Committee has established an Investment Policy Statement which articulates the goals and objectives of the plans' investment management, including diversifying the assets of the Master Trust with the intention of appropriately addressing concentration risks. The trustee of the Master Trust acts only by direction of the Investment Committee. It is responsible for the safekeeping of the trust, but generally has no decision making authority over the plan assets. The legal and regulatory framework for the plans is based on the applicable U.S. legislation Employee Retirement Income Security Act (ERISA). Based on this legislation a funding valuation is prepared annually. There is a regulatory requirement to maintain a minimum funding level of 80% in the defined benefit plans in order to avoid benefit restrictions.

U.K.:

Siemens plc in the U.K. sponsors a frozen defined benefit plan and a defined contribution plan for all new employees and for the active service of those members who have participated in the frozen defined benefit plan. There are several smaller defined benefit plans which result from previous acquisitions, those plans are in the process of being merged or de-risked. The goal is to have only one legacy plan for closed or frozen defined benefits. For most of the defined benefit plan members an inflation increase of the accrued benefits until the start of retirement is mandatory. Furthermore, the plans expose the Company to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary increase risk. The funding environment is determined by the Pension Regulator and the applicable social and labor laws. The defined benefit plans are governed by a benefit trust whose decision making body is a Board of Trustees who have a fiduciary duty to act in the best interests of the beneficiaries according to the trust agreement and law. The required funding is determined by a funding valuation carried out every third year based on legal requirements, which measures the liabilities on a government bond basis rather than under a high quality corporate bond basis as under IAS 19R, thus the technical funding deficit is usually larger. The funding valuation assumptions are being negotiated between the Company and the Trustees. The latest funding valuation in U.K. in calendar year 2011 resulted in a technical underfunding of GBP 939 (€1,123) million, based on the assumptions at that date. As a result, in fiscal 2013, Siemens entered into an agreement with the trustees to provide an annual payment of GBP 31 (€37) million for the next 20 years, beginning in fiscal 2014. In addition to these payments the Company is obliged to pay GBP 15 (€18) million until the next funding valuation, when the funding requirements will be updated based on new assumptions. This valuation will take place approximately end of calendar year 2015.

Switzerland:

According to the Swiss law "Berufliches Vorsorgegesetz" (BVG) each employer has to grant post-employment benefits for qualifying employees. Siemens Switzerland sponsors funded defined benefit plans for its qualifying employees. These plans are administered by foundations that are legally separated from the entity and are subject to the BVG. For the main pension fund, which represents 95% of the defined benefit obligation in Switzerland, the board of the pension fund is composed of an equal number of representatives from both employer and employees. For the other pension funds the employer has the majority of the seats in the foundation board. The board of the pension funds is required by law and by the regulations of the funds to act in the interest of the fund and of all stakeholders in the schemes, i.e. active employees and retirees. The board of the pension fund is responsible for the investment policy with regard to the assets of the fund, changes of the plan rules and it determines the necessary contributions to finance the benefits. The plan is a cash balance plan and the Company is required to make contributions at least as high as the pre-determined employee contributions set out in the plan rules. The plans expose the Company to actuarial risks such as investment risk, interest rate risk, longevity risk and salary increase risk. Employer and plan participants' contributions are determined by the respective foundation boards. About 40% of the necessary contributions are financed by the employees. In the case of a shortfall, the employer and plan participants' contribution might be increased according to decisions of the relevant foundation board. Strategies of the foundation boards to make up for potential shortfalls are subject to approval by the regulator.

The amounts included in the Company's Consolidated Financial Statements arising from its post-employment defined benefit plans are as follows:

	Defined benefit obligation (DBO)		Fair value of plan assets		Effects in connection with asset ceiling		Net defined benefit balance	
	September 30,		September 30,		September 30,		September 30,	
(in millions of €)	2013	2012	2013	2012	2013	2012	2013	2012
Germany	**20,367**	20,339	**14,017**	13,956	**–**	–	**(6,350)**	(6,383)
U.S.	**3,769**	4,324	**2,575**	2,819	**–**	–	**(1,194)**	(1,505)
U.K.	**4,455**	4,006	**4,022**	3,758	**(65)**	(104)	**(498)**	(352)
CH	**2,828**	2,985	**2,489**	2,437	**(49)**	(47)	**(388)**	(594)
Other	**1,753**	1,996	**975**	1,086	**(32)**	(19)	**(810)**	(930)
Total	**33,173**	**33,650**	**24,078**	**24,057**	**(146)**	**(170)**	**(9,241)**	**(9,764)**

The net defined benefit balance of €9,241 million and €9,764 million as of September 30, 2013 and 2012 comprises €9,265 million and €9,801 million net defined benefit liability and €24 million and €38 million net defined benefit asset, respectively.

Defined benefit costs are as follows:

	Year ended September 30,	
(in millions of €)	2013	2012
Current service cost	**510**	437
Past service (benefit) cost	**(9)**	(124)
Settlement (gains) losses	**(7)**	**(38)**
Net interest expenses	**297**	**310**
Net interest income	**(3)**	(3)
Liability administration expenses	**16**	26
Components of defined benefit costs recognized in the Consolidated Statements of Income	**803**	604
Return on plan assets (excluding amounts included in net interest expenses and net interest income)	**(504)**	(2,303)
Actuarial (gains) and losses	**(50)**	5,043
Effect from asset ceiling	**(23)**	(5)
Remeasurements of defined benefit plans recognized in the Consolidated Statements of Comprehensive Income	**(577)**	2,734
Defined benefit costs	**226**	3,338

A reconciliation of the funded status to the amounts recognized in the Consolidated Statements of Financial Position is as follows:

	September 30,	
(in millions of €)	2013	2012
Defined benefit obligation of pension benefit plans	**32,594**	32,965
Defined benefit obligation of other post-employment benefit plans	**579**	685
Total defined benefit obligation	**33,173**	**33,650**
Fair value of plan assets of pension benefit plans	**24,073**	**24,052**
Fair value of plan assets of other post-employment benefit plans	**5**	5
Total fair value of plan assets	**24,078**	**24,057**
Funded status of pension benefit plans	**(8,520)**	(8,914)
Funded status of other post-employment benefit plans	**(575)**	(680)
Total funded status (excluding effects in connection with asset ceiling)	**(9,095)**	**(9,593)**

The Company's defined benefit plans are explicitly explained in the subsequent sections with regard to:

> Reconciliation of defined benefit obligations and plan assets,
> Actuarial assumptions,
> Sensitivity analysis,
> Asset-liability matching strategies,
> Disaggregation of plan assets, and
> Future cash flows.

Reconciliation for defined benefit obligations and plan assets

A detailed reconciliation for the changes in the DBO for fiscal 2013 and 2012 is provided in the following table:

(in millions of €)	September 30, 2013	2012
Change in defined benefit obligations:		
Defined benefit obligation at beginning of year	33,650	27,849
Current service cost	510	437
Past service (benefit) cost	(9)	(124)
Settlement (gains) losses	(7)	(38)
Interest expenses	1,036	1,247
Remeasurements:		
Actuarial (gains) losses from changes in demographic assumptions	43	208
Actuarial (gains) losses from changes in financial assumptions	(249)	4,680
Experience (gains) losses	156	159
Plan participants' contributions	105	118
Benefits paid	(1,622)	(1,585)
Settlement payments	(67)	(17)
Business combinations, disposals and other	135	207
Foreign currency translation effects	(508)	508
Defined benefit obligation at end of year	**33,173**	**33,650**

The total defined benefit obligation at the end of fiscal 2013 includes €10,767 million for active employees, €4,645 million for former employees with vested benefits and €17,761 million for retirees and surviving dependents.

A detailed reconciliation of the changes in the fair value of plan assets for fiscal 2013 and 2012 is provided in the following table:

(in millions of €)	September 30, 2013	2012
Change in plan assets:		
Fair value of plan assets at beginning of year	24,057	20,969
Interest income	750	952
Remeasurements:		
Return on plan assets excluding amounts included in net interest income and net interest expenses	504	2,308
Employer contributions	536	586
Plan participants' contributions	105	118
Benefits paid	(1,480)	(1,470)
Settlement payments	(67)	(19)
Business combinations, disposals and other	87	189
Liability administration costs	(16)	(26)
Foreign currency translation effects	(398)	448
Fair value of plan assets at end of year	**24,078**	**24,057**

Actuarial assumptions

Assumed discount rates, compensation increase rates, pension progression rates and mortality rates used in calculating the DBO vary according to the economic and other conditions of the country in which the retirement plans are situated.

The weighted-average discount rate as well as the mortality tables used for the actuarial valuation of the DBO at period-end were as follows:

	Year ended September 30, 2013	2012
Discount rate	3.4%	3.2%
Germany	*3.1%*	*3.1%*
U.S.	*3.7%*	*2.9%*
U.K.	*4.5%*	*4.4%*
CH	*2.1%*	*1.7%*

Mortality tables (most significant countries):	
Germany	*Heubeck Richttafeln 2005G*
U.S.	*RP2000 Combined Healthy Fully Generational Mortality Table*
U.K.	*S1PxA (Standard mortality tables for Self Administered Pension Schemes (SAPS) with allowance for future mortality improvements)*
CH	*BVG 2010 G*

The rates of compensation increase for countries with significant effects with regard to this assumption were as follows in fiscal 2013 and 2012: U.S.: 3.13% and 3.69%, U.K.: 4.80% and 4.10%, Switzerland: 1.50% and 1.50%. The rates of pension progression for countries with significant effects with regard to this assumption were as follows in fiscal 2013 and 2012: Germany: 1.69% and 1.67%, U.K.: 3.2% and 2.6%.

The DBO is also affected by assumed future inflation rates. The effect of inflation is recognized within the assumptions above where applicable.

Sensitivity analysis

A one-half-percentage-point change of the established assumptions mentioned before, used for the calculation of the DBO as of September 30, 2013, would result in the following increase (decrease) of the DBO:

	Effect on DBO as of September 2013 due to a one-half percentage-point	
(in millions of €)	increase	decrease
Discount rate	(1,919)	2,159
Rate of compensation increase	136	(105)
Rate of pension progression	1,492	(1,339)

The reduction of the mortality rates by 10% results in an increase of life expectancy depending on the individual age of each beneficiary. That means for example, that the life expectancy of a male Siemens employee age 55 years as of September 30, 2013 increases by approximately one year. In order to determine the longevity sensitivity the mortality rates were reduced by 10% for all beneficiaries. The effect on DBO as of September 30, 2013 due to a 10% reduction in mortality rates would result in an increase of €985 million.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method) has been applied as when calculating the post-employment benefit obligation recognized in the Consolidated Statement of Financial Position. Increases and decreases in the discount rate, rate of compensation increase, rate of pension progression and mortality rates which are used in determining the DBO do not have a symmetrical effect on the DBO primarily due to the compound interest effect created when determining the net present value of the future benefit. If more than one of the assumptions are changed simultaneously, the combined impact due to the changes would not necessarily be the same as the sum of the individual effects due to the changes. Furthermore, the sensitivities reflect a change in the DBO only for a change in the assumptions in this specific magnitude, i.e. 0.5%. If the assumptions change at a different level, the effect on the DBO is not necessarily in a linear relation.

Asset Liability Matching Strategies

Siemens' funding policy for its funded defined benefit plans is part of the overall commitment to sound financial management, which also includes an ongoing analysis of the structure of Siemens' defined benefit liabilities. To balance return and risk, Siemens has developed a benefit risk management concept. The Company has identified as a major risk a decline in the plans' funded status as a result of the adverse development of plan assets and/or defined benefit obligations. Siemens monitors its investments and its defined benefit obligations in order to measure such risk. The risk quantifies the expected maximum decline in the principle plans' funded status for a given confidence level over a given time horizon. A risk limit on the Group level forms the basis for the determination of the Company's investment strategy, i.e. the strategic asset class allocation of principle plan assets and the degree of interest rate risk hedging. Both the risk limit and investment strategy are regularly reviewed with the participation of senior external experts of the international asset management and insurance industry to allow for an integral view on plan assets and benefit liabilities. The Company selects asset managers based on quantitative and qualitative analysis and subsequently constantly monitors their performance and risk, both on a stand-alone basis, and in the broader portfolio context. Siemens reviews the asset allocation of each plan in light of the duration of the related benefit liabilities and analyzes trends and events that may affect asset values in order to inform about appropriate measures at a very early stage.

Derivatives are used for risk reducing purposes to either reduce the fluctuations in the value of plan assets or reduce funded status volatility as part of an integrated risk management approach for assets and liabilities. Main risks mitigated are interest rate, credit, equity, currency and inflation risk. All over-the-counter derivatives are collateralized on a daily basis to eliminate counterparty risk. In addition, derivatives are permitted for investment managers to use as substitutes for traditional securities where appropriate to manage exposure to foreign exchange and interest rate risks.

Disaggregation of plan assets

The asset allocation of the plan assets of the benefit plans is as follows:

(in millions of €)	Fair value as of September 30, 2013	2012
Asset class		
Equity securities	6,604	5,876
U.S. equities	*1,416*	*1,660*
European equities	*2,214*	*1,636*
Emerging markets	*1,457*	*1,394*
Global equities	*1,517*	*1,187*
Fixed income securities	12,768	13,759
Government bonds	*3,003*	*3,336*
Corporate bonds	*9,765*	*10,423*
Alternative investments	2,961	2,309
Hedge Funds	*978*	*295*
Private Equity	*497*	*466*
Real estate	*1,487*	*1,548*
Derivatives	175	1,255
Interest risk	*263*	*1,562*
Foreign currency risk	*53*	*29*
Credit/Inflation/Price risks	*(141)*	*(335)*
Cash and cash equivalents	1,148	434
Other assets	422	423
Total	**24,078**	24,057

Virtually all equity and fixed income securities have quoted prices in active markets and almost all fixed income securities are investment grade. In addition, the asset class Other assets includes assets with quoted prices in active markets in the amount of €78 million and €169 million as of September 30, 2013 and 2012.

As of September 30, 2013, the major part of cash and cash equivalents is marked as cash in transition into corporate bond mandates.

The plan assets include own transferable financial instruments of the Company with a fair value of €89 million and €74 million as of September 30, 2013 and 2012.

Future cash flows

Employer contributions expected to be paid to the post-employment defined benefit plans in fiscal 2014 are €631 million.

Expected benefit payments

(in millions of €)	September 30, 2013
Expected benefit payments	
2014	1,647
2015	1,613
2016	1,624
2017	1,668
2018	1,713
2019 – 2023	8,958

The weighted average duration of the DBO for Siemens defined benefit plans was 13 years as of September 30, 2013.

MULTI-EMPLOYER DEFINED BENEFIT PLANS

Multi-employer plans mainly exist in the Netherlands and in the U.S. These plans are industry specific plans based on local laws, which are accounted for as defined contribution plans as Siemens has no right to obtain the necessary data for defined benefit plan accounting. These plans may expose the Company to investment and actuarial risk in case of a deficit.

In the Netherlands the Company is not liable for other entities' obligations under the terms and conditions of the multi-employer plan.

In the U.S. the Company may be liable for other entities' obligations in case of failure of other participating employers to make required contributions. In case of withdrawal from a plan the Company may be subject to a liability for the potential future statutory underfunding for its share in the plan. The Company has only a minor share in these plans compared to other participating entities and has no intention to withdraw from one of these plans.

Siemens is not aware of any probable significant risk due to multi-employer defined benefit plans accounted for as defined contribution plans.

Siemens expects contributions to multi-employer defined benefit plans accounted for as defined contribution plans for the next fiscal year of €31 million.

DEFINED CONTRIBUTION PLANS AND STATE PLANS
The amount recognized as expense for defined contribution plans amounts to €594 million and €545 million in fiscal 2013 and 2012, respectively. Contributions to state plans amount to €1,354 million and €1,584 million in fiscal 2013 and 2012, respectively.

NOTE 24 Provisions

(in millions of €)	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
Balance as of October 1, 2012	3,405	2,038	1,282	1,933	8,658
Additions	1,544	834	–	769	3,147
Usage	(828)	(603)	(8)	(304)	(1,742)
Reversals	(683)	(294)	(27)	(426)	(1,430)
Translation differences	(66)	(53)	(4)	(37)	(160)
Accretion expenses and effect of changes in discount rates	–	2	(106)	–	(104)
Other changes	(21)	4	1	40	23
Balance as of September 30, 2013	**3,350**	**1,929**	**1,138**	**1,976**	**8,392**
Thereof non-current	*1,200*	*686*	*1,113*	*908*	*3,907*

(in millions of €)	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
Balance as of October 1, 2011	3,506	2,017	1,130	2,169	8,822
Additions	1,446	1,123	1	562	3,132
Usage	(738)	(701)	(9)	(359)	(1,806)
Reversals	(847)	(418)	(21)	(455)	(1,741)
Translation differences	48	14	3	14	79
Accretion expenses and effect of changes in discount rates	1	13	172	8	195
Other changes	(12)	(10)	5	(6)	(22)
Balance as of September 30, 2012	**3,405**	**2,038**	**1,282**	**1,933**	**8,658**
Thereof non-current	*1,146*	*733*	*1,261*	*768*	*3,908*

In fiscal 2013 and 2012, item Other changes contains reclassifications (to) from line item Liabilities associated with assets classified as held for disposal including the disposal of those entities of €(47) million and €(25) million, respectively.

Except for asset retirement obligations, the majority of the Company's provisions are generally expected to result in cash outflows during the next one to 15 years.

Warranties – mainly relate to products sold.

In fiscal 2013, Wind Power Division of the Energy Sector took €94 million in charges related to inspecting and retrofitting installed onshore turbine blades mainly in the U.S.

Order related losses and risks – are provided for anticipated losses and risks on uncompleted construction, sales and leasing contracts.

Transportation & Logistics of the Infrastructure & Cities Sector incurred project charges of €270 million and €86 million in fiscal 2013 and 2012, respectively, for delays for receiving certification for new high-speed trains.

In fiscal 2013 and 2012, the Power Transmission Division of the Energy Sector incurred project charges primarily related to grid connections to offshore wind-farms. These charges were due to project delays resulting from a complex regulatory environment and the projects' complex marine environment, which required revised estimates of resources and personnel. This led to €(171) million and €(570) million pretax effects on the income statement in fiscal 2013 and 2012, which were mainly recorded as provisions for order related losses and risks.

Asset retirement obligations – The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €1,096 million and €1,224 million, respectively, as of September 30, 2013 and 2012 (the non-current portion thereof being €1,086 million and €1,215 million, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term.

Environmental clean-up costs relate to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and final waste conditioning are planned to continue until 2018; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has nearly reached completion; on September 21, 2006, the Company received official notification from the authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facilities and the date of their availability. Consequently, the provision is based on a number of significant estimates and assumptions. Several parameters relating to the development of a final storage facility for radioactive waste are based on the assumptions for the so called Schacht Konrad final storage. Parameters related to the life-span of the German nuclear reactors reflect a planned phase-out until 2022. The valuation uses assumptions to reflect the current and detailed cost estimates, price inflation and discount rates as well as a continuous outflow until the 2070's related to the costs for dismantling as well as intermediate and final storage.

Using the input of an independent advisor, management updated its valuation of the liability due to changes in estimates which resulted in minor adjustments in fiscal 2013 and 2012. Facts and circumstances of the changes were as follows:

In fiscal 2013, the parameters related to operating costs and the timeframe of the storage process of the radioactive waste in the Konrad final storage were updated by The Federal Office for Radiation Protection (Bundesamt für Strahlenschutz).

In fiscal 2012, the parameters related to the set up cost of the Konrad final storage were updated by The Federal Office for Radiation Protection.

The determination of the provisions related to major asset retirement obligations will continue to involve significant estimates and assumptions. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning and final storage because of the long time frame over which future cash outflows are expected to occur. Amongst others, the estimated cash outflows related to the asset retirement obligation could alter significantly if, and when, political developments affect the government's plans to develop the so called Schacht Konrad. As of September 30, 2013 and 2012, the provision totals €1,096 million and €1,224 million, respectively, and is recorded net of a present value discount of €1,259 million and €1,418 million, respectively reflecting the assumed continuous outflow of the total expected payments until the 2070's.

The Company recognizes the accretion of the provision for environmental clean-up costs using the effective interest method applying current interest rates prevailing at the period-end date. In fiscal 2013 and 2012, the Company recognized €22 million and €23 million, respectively, in accretion expense for environmental clean-up costs in line item Other Financial income (expenses), net. Changes in discount rates decreased the carrying amount of provisions by €128 million as of September 30, 2013 and increased it by €149 million as of September 30, 2012.

Other – Other includes transaction-related and post-closing provisions in connection with portfolio activities as well as provisions for legal and regulatory matters.

NOTE 25 Other liabilities

(in millions of €)	September 30, 2013	2012
Employee related liabilities	**604**	475
Liabilities due to employees and retirees in the U.S. not qualifying for presentation as post-employment benefits	**534**	523
Deferred income	**275**	221
Accruals for pending invoices	**96**	124
Accruals for stand-ready obligations	**74**	79
Severance payments	**133**	71
Warranties for disposed of businesses	**–**	67
German pension insurance association – Pensionssicherungsverein (PSV)	**39**	56
Insurance liabilities	**76**	126
Other	**243**	292
	2,074	**2,034**

NOTE 26 Equity

CAPITAL STOCK

Siemens' issued capital is composed of no par value shares with a notional value of €3.00 per share. Each share of issued capital is entitled to one vote.

The following table provides a summary of outstanding authorized and conditional capital and the changes for fiscal years 2013 and 2012:

	Issued capital (authorized and issued)		Authorized capital (not issued)		Conditional capital (not issued)	
	in thousands of €	in thousand shares	in thousands of €	in thousand shares	in thousands of €	in thousand shares
As of September 30, 2011	2,742,610	914,203	610,800	203,600	1,027,517	342,506
Expired or cancelled capital	(99,610)	(33,203)	–	–	–	–
As of September 30, 2012	2,643,000	881,000	610,800	203,600	1,027,517	342,506
Expired, cancelled or newly approved capital	–	–	–	–	–	–
As of September 30, 2013	**2,643,000**	**881,000**	**610,800**	**203,600**	**1,027,517**	**342,506**

AUTHORIZED CAPITAL (NOT ISSUED)

The Company's shareholders authorized the Managing Board, with the approval of the Supervisory Board, to increase capital stock through the issuance of no par value shares registered in the names of the holders and to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue as follows:

Authorized Capital 2011 by up to €90 million through the issuance of up to 30 million shares for contributions in cash. The authorization was granted on January 25, 2011 and expires on January 24, 2016. In accordance with Authorized Capital 2011, new shares can be issued solely to employees of Siemens AG and its subsidiaries. Pre-emptive rights of existing shareholders are excluded.

Authorized Capital 2009 by up to €520.8 million through the issuance of up to 173.6 million shares for contributions in cash and/or in kind (Authorized Capital 2009). The authorization was granted on January 27, 2009 and expires on January 26, 2014. With the approval of the Supervisory Board, the Managing Board can exclude shareholders' pre-emptive rights for capital increases in the form of contributions in kind and in certain pre-stipulated circumstances for contributions in cash.

CONDITIONAL CAPITAL (NOT ISSUED)

Conditional Capital is provided for the purpose of a) serving the issuance of bonds with conversion rights and (or) with warrants, b) accommodating the exercise of stock option plans and c) settling claims of former Siemens Nixdorf Informationssysteme AG (SNI AG) shareholders.

Conditional Capital 2011 to service the issuance of bonds with conversion rights and/or with warrants or a combination thereof in an aggregate principal amount of up to €15 billion, entitling the holders to subscribe to up to 90 million shares of Siemens AG with no par value, representing up to €270 million of capital stock. The authorization to issue such bonds was granted in January 2011 and will expire on January 24, 2016.

Conditional Capital 2010 to service the issuance of bonds with conversion rights and/or with warrants in an aggregate principal amount of up to €15 billion, entitling the holders to subscribe to up to 200 million shares of Siemens AG with no par value, representing up to €600 million of capital stock. The authorization to issue such bonds was granted on January 26, 2010 and will expire on January 25, 2015.

Conditional Capital to service the 2001 and 1999 Siemens Stock Option Plans amounts to €157 million, representing 52.32 million shares of Siemens AG as of September 30, 2013 and 2012. The last tranche of stock options expired in November 2010 and from that date on, no further shares are to be issued.

Conditional Capital provided to issue shares to settle claims offered to former SNI AG shareholders who had not tendered their SNI AG share certificates amounts to €0.6 million, representing 189 thousand shares as of September 30, 2013 and 2012. Such rights to claim Siemens shares expired in 2007 and no further shares are to be issued.

TRANSACTIONS WITH NON-CONTROLLING INTERESTS

In connection with an acquisition in fiscal 2012, a minority shareholder was granted a put option on the non-controlling interests. This transaction with non-controlling interests impacted line item Retained earnings by €(301) million as of September 30, 2012.

TREASURY SHARES

The Company is authorized by its shareholders to acquire treasury shares of up to 10% of its capital stock existing at the date of the shareholders' resolution or – if this value is lower – as of the date on which the authorization is exercised. The authorization became effective on March 1, 2011 and remains in force through January 24, 2016. According to the resolution, repurchased shares may be (1) sold via a stock exchange or through a public sales offer made to all shareholders; (2) retired; (3) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries as well as to Board members of any of the Company's subsidiaries or awarded and (or) transferred to such individuals with a vesting period of at least two years, provided employment or Board membership exists at the time of the award; (4) offered and transferred with the approval of the Supervisory Board to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies, businesses, parts of businesses or interests therein; (5) with the approval of the Supervisory Board sold to third parties against payment in cash if the price at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock at the time of selling; or (6) used to service convertible bonds or warrant bonds issued by the Company or any of its subsidiaries. In addition, the Supervisory Board may use repurchased shares to meet obligations or rights to acquire Siemens shares that were or will be agreed with members of the Managing Board within the framework of rules governing Managing Board compensation.

The current authorization to acquire Siemens shares is supplemented by an authorization to repurchase up to 5% of its capital stock existing at the date of the shareholders' resolution by using equity derivatives or forward purchases with a maximum maturity term of 18 months; the repurchase of treasury shares upon the exercise of such instruments shall be no later than January 24, 2016.

In August 2012, Siemens announced a share buyback amounting to up to €3 billion which ended in November 2012. The shares repurchased may be used for the purposes of cancellation and reduction of capital stock, issuance to employees, board members of affiliated companies and members of the Managing Board as well as to meet obligations arising under and in connection with convertible bonds and warrant bonds. In addition, in fiscal 2013, under the current authorization to acquire treasury shares given by resolution at the Annual Shareholders' Meeting, the Company repurchased as many treasury shares as were necessary to keep the number of treasury shares at a set level until the effective date of the spin-off of OSRAM in July 2013.

In fiscal 2012, the Company repurchased 23,202,500 treasury shares at a weighted average share price of €76.14. Additionally, in fiscal 2012, the Managing Board decided to cancel 33,203,421 treasury shares, which reduced issued capital from 914 million shares to 881 million shares. In fiscal 2013, Siemens repurchased 17,150,820 treasury shares at weighted average costs per share of €78.66.

In fiscal 2013 and 2012, 3,878,899 shares and 5,225,479 shares, respectively, were transferred in connection with equity settled share-based payment plans.

OTHER COMPREHENSIVE INCOME, NET OF INCOME TAXES

The changes in line item Other comprehensive income, net of income taxes including non-controlling interest holders are as follows:

(in millions of €)	Year ended September 30, 2013			Year ended September 30, 2012		
	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Items that will not be reclassified to profit or loss:						
Remeasurements of defined benefit plans	543	(149)	394	(3,017)	1,231	(1,787)
Items that may be reclassified subsequently to profit or loss:						
Unrealized holding gains (losses) on available-for-sale financial assets	182	(3)	179	305	(10)	295
Reclassification adjustments for gains (losses) included in net income	4	1	4	(86)	–	(86)
Net unrealized gains (losses) on available-for-sale financial assets	185	(2)	183	219	(10)	209
Unrealized gains (losses) on derivative financial instruments	142	(48)	94	(64)	29	(35)
Reclassification adjustments for gains (losses) included in net income	(70)	21	(50)	144	(46)	98
Net unrealized gains (losses) on derivative financial instruments	72	(27)	45	79	(17)	63
Foreign-currency translation differences	(1,062)	–	(1,062)	855	–	855
	(805)	(29)	(834)	1,153	(27)	1,127
Other comprehensive income	**(262)**	**(178)**	**(440)**	**(1,865)**	**1,204**	**(661)**

OTHER CHANGES IN EQUITY

Line item Other changes in equity of the Consolidated Statement of Changes in Equity includes €126 million in fiscal 2012 which relate to the equity instruments of the US$ bonds with warrants issued in fiscal 2012. After completion of the spin-off of OSRAM in fiscal 2013, those warrants entitle the holders to obtain OSRAM shares in addition to Siemens shares. As a consequence, the warrants no longer qualify as equity instruments. The warrants' fair value of €163 million was reclassified from line item Capital reserve to non-current other financial liabilities as of the date of the approval at the Annual Shareholders' Meeting.

MISCELLANEOUS

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). In fiscal 2013, Siemens AG management distributed an ordinary dividend of €2,528 million (€3.00 per share) of the fiscal 2012 earnings to its shareholders. In fiscal 2012, Siemens AG management distributed to its shareholders an ordinary dividend of €2,629 million (€3.00 per share) of the fiscal 2011 earnings.

The Managing Board and the Supervisory Board proposed a dividend of €3.00 per share of the fiscal 2013 Siemens AG earnings, in total representing approximately €2.5 billion in expected payments. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders' Meeting on January 28, 2014.

NOTE 27 Additional capital disclosures

Siemens believes that sustainable revenue and profit development can be achieved only on the basis of a healthy capital structure. A key consideration of our capital structure management is maintaining ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligations over time. Siemens set a capital structure target range of 0.5 – 1.0. The ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). This financial performance measure indicates the approximate amount of time in years that would be needed to pay off Adjusted industrial net debt through continuing income, without taking into account interest, taxes, depreciation and amortization.

Siemens calculates the item Adjusted industrial net debt as set forth in the table below:

(in millions of €)	September 30, 2013	2012
Short-term debt and current maturities of long-term debt[1]	**1,944**	3,826
Plus: Long-term debt[1]	**18,509**	16,880
Less: Cash and cash equivalents	**(9,190)**	(10,891)
Less: Current available-for-sale financial assets	**(601)**	(524)
Net debt	**10,663**	9,292
Less: SFS Debt[2]	**(15,600)**	(14,558)
Plus: Post-employment benefits[3]	**9,265**	9,801
Plus: Credit guarantees	**622**	326
Less: 50% nominal amount hybrid bond[4]	**(899)**	(920)
Less: Fair value hedge accounting adjustment[5]	**(1,247)**	(1,670)
Adjusted industrial net debt	**2,805**	2,271
Adjusted EBITDA (continuing operations)	**8,215**	9,613
Adjusted industrial net debt/adjusted EBITDA (continuing operations)	**0.34**	0.24

1 The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,247 million and €1,670 million for the fiscal year ended September 30, 2013 and 2012, respectively.

2 The adjustment considers that both Moody's and S&P view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining credit ratings. Following this concept, Siemens excludes SFS Debt in order to derive an adjusted industrial net debt which is not affected by SFS's financing activities.

3 To reflect Siemens' total post-employment benefit liability, adjusted industrial net debt includes line item Post-employment benefits as presented in the Consolidated Statements of Financial Position

4 The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

5 Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly Siemens deducts these changes in market value in order to derive an amount of debt that approximately will be repaid. Siemens believes this is a more meaningful figure for the calculation presented above.

SFS' capital structure differs from the capital structure of Siemens' industrial business, as SFS' business is capital intensive and requires a larger amount of debt to finance its operations, in particular to finance SFS's asset growth strategy. The following table provides information on the capital structure of SFS as of September 30, 2013 and 2012:

(in millions of €)	September 30, 2013	2012
Allocated equity	1,938	1,790
SFS Debt	15,600	14,558
Debt to equity ratio	8.05	8.13

For purposes of measuring capital efficiency at SFS, equity capital is allocated to SFS. Allocated equity capital differs from book capital as it is mainly determined and influenced by the size and quality of its portfolio of commercial finance as well as project and structured finance assets (primarily loans and leases) and equity investments. This allocation is designed to cover the risks of the underlying business. The actual risk of the SFS portfolio is evaluated and controlled on a regular basis.

Given the favorable capital market conditions at the end of fiscal 2012, Siemens announced in August 2012 that it would adjust its capital structure through share buybacks amounting to up to €3 billion by December 30, 2012. In fiscal 2012, the Company repurchased 23,202,500 treasury shares at a weighted average share price of €76.14. At the beginning of fiscal 2013 Siemens repurchased further 14,746,786 treasury shares at a weighted average price of €78.14 and completed this share buyback program in November 2012. In addition, in fiscal 2013, Siemens repurchased as many treasury shares as necessary to keep the number of treasury shares at a set level until the effective date of the spin-off of OSRAM and fulfilled commitments for share-based compensation through treasury shares.

In fiscal 2014, Siemens may again fulfill commitments for share-based compensation through treasury shares.

A key factor in maintaining a strong financial profile is our credit rating which is affected by, among other factors, Siemens' capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as Siemens' competitive market position. Siemens' current corporate credit ratings from Moody's Investors Service (Moody's) and Standard & Poor's Ratings Services (S&P) are noted as follows:

	September 30, 2013		September 30, 2012	
	Moody's	S&P	Moody's	S&P
Long-term debt	Aa3	A+	Aa3	A+
Short-term debt	P-1	A-1+	P-1	A-1+

On May 14, 2013, Moody's changed its outlook for Siemens' credit rating from stable to negative, stating that despite the group's substantial cost reduction initiatives, we expect its profitability, cash flow generation and capital structure to be weaker than anticipated in 2013 and 2014. A rating outlook is an opinion regarding the likely direction of an issuer's long-term credit rating over the medium-term. Rating outlooks of Moody's fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

At the same time, Moody's affirmed our Aa3 long-term and our P-1 short-term credit rating. The classification Aa is the second highest category within Moody's long-term credit rating scale. The numerical modifier 3 indicates a ranking in the lower end of that category. The classification P-1 is the highest available rating in the prime rating system of Moody's, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

S&P made no rating changes in fiscal 2013. S&P's long-term credit rating for Siemens is A+ and the rating outlook is stable. Within S&P's long-term credit rating scale, A is the third highest long-term rating category. The modifier + indicates that our long-term debt ranks in the upper end of the A category. Rating outlooks of S&P fall into the following four categories: positive, negative, stable and developing. S&P's short-term rating is A-1+, which is the highest rating within S&P's short-term rating scale.

NOTE 28 Commitments and contingencies

GUARANTEES AND OTHER COMMITMENTS

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

(in millions of €)	September 30, 2013	2012
Guarantees		
Credit guarantees	622	326
Guarantees of third-party performance	1,593	1,562
HERKULES obligations	1,890	2,290
Other	1,864	3,632
	5,970	7,810

Item Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and (or) contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as guarantees for credit-lines with variable utilization to joint ventures and associated and other companies accounted for using the equity method. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees have terms up to twelve years and five years, respectively, in fiscal 2013 and 2012. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2013, item credit guarantees include €299 million relating to a reclassification of a disposal group from discontinued to continuing operations. The Company accrued €38 million and €28 million, relating to credit guarantees as of September 30, 2013 and 2012, respectively.

Furthermore, Siemens issues guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to ten years in fiscal 2013 and seven years in fiscal 2012. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. As of September 30, 2013 and 2012, the Company accrued €66 million and €83 million, respectively, relating to performance guarantees.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), provides the services required by the terms of the contract. Siemens is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with this project, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM in December 2006. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item HERKULES obligations in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €1.89 billion and €2.29 billion as of September 30, 2013 and 2012, respectively and will be reduced by approximately €400 million per year over the remaining four-year contract period as of September 30, 2013. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Item Other includes indemnifications issued in connection with dispositions of business entities. Such indemnifications, if customary to the relevant transactions, may protect the buyer from potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications include those for EN, disposed of in fiscal 2008, and Siemens IT Solutions and Services disposed of in fiscal 2011. As of September 30, 2013 and 2012, the total amount accrued for guarantees in item Other is €242 million and €528 million, respectively. Item Other guarantees decreased in fiscal 2013, mainly due to the expiration of indemnifications issued in connection with dispositions of business entities.

As of September 30, 2012, in addition to guarantees disclosed above, Siemens had credit guarantees of €309 million, guarantees of third-party performance of €4 million and other guarantees of €82 million (as of September 30, 2013, €3 million) relating to discontinued operations. Contingencies relating to businesses held for disposal not classified as discontinued operations are included in the above tabular.

As of September 30, 2013 and 2012, future payment obligations under non-cancellable operating leases are as follows:

	September 30,	
(in millions of €)	2013	2012
Within one year	807	812
After one year but not more than five years	1,556	1,586
More than five years	757	770
	3,120	3,168

Total operating rental expense for the years ended September 30, 2013 and 2012 were €1,073 million and €1,072 million, respectively. Total sublease income amounts to €62 million and €74 million, respectively in fiscal 2013 and 2012. Total future minimum sublease payments expected to be received under non-cancellable subleases as of September 30, 2013 and 2012 amount to €139 million and €162 million, respectively.

As of September 30, 2013 and 2012, the Company has commitments to make capital contributions to the equity of various companies of €223 million and €211 million, respectively.

The Company is jointly and severally liable and has capital contribution obligations as a partner in commercial partnerships and as a participant in various consortiums.

NOTE 29 Legal proceedings

PUBLIC CORRUPTION PROCEEDINGS

Governmental and related proceedings

As previously reported, in May 2011 Siemens AG voluntarily reported a case of attempted public corruption in connection with a project in Kuwait in calendar 2010 to the U.S. Department of Justice, the SEC, and the Munich public prosecutor. The Munich public prosecutor discontinued the investigations, which related to certain former employees, but imposed conditions on them. Siemens is cooperating with the U.S. authorities in their ongoing investigations.

As previously reported, in July 2011 the Nuremberg-Fuerth public prosecutor notified Siemens AG of an investigation against several employees in connection with payments related to the healthcare business in the Caribbean. In November 2012, the Nuremberg-Fuerth public prosecutor discontinued its investigation.

As previously reported, in July 2011 the Munich public prosecutor notified Siemens AG of an investigation against a former employee in connection with payments to a supplier related to the oil and gas business in Central Asia from calendar 2000 to 2009. Siemens is cooperating with the public prosecutor.

As previously reported, in October 2011, the Turkish Prime Ministry Inspection Board notified Siemens Sanayi ve Ticaret A.S., Turkey, of an investigation in connection with alleged bribery in Turkey and Iraq from calendar 1999 to 2007. Siemens is cooperating with the authority.

In February 2013, Siemens AG and the European Investment Bank (EIB) signed a settlement agreement addressing alleged past violations of the EIB's anti-fraud policy. The settlement includes a commitment by Siemens that the concerned business unit will voluntarily refrain from bidding on projects financed by the EIB for a period of 18 months. Further, Siemens commits to provide funds, totaling €13.5 million over five years, to organizations or institutions that promote good governance and the fight against corruption.

Since July 2013, following the voluntary self-reporting of certain facts by Siemens Ltda. Brazil to the Brazilian antitrust authorities in May 2013 mentioned below, several Brazilian prosecutorial offices have initiated or resumed investigations into alleged criminal conduct, including alleged bribe payments, anticompetitive conduct and undue influencing of public tenders, in connection with several metro transport projects. Among the resumed investigations are in particular two cases that had been reported before, namely the investigations by the Brasilia and Sao Paulo public prosecutors related to alleged misconduct in calendar 2007 and around 2000, respectively. Siemens is cooperating with the authorities.

In August 2013, a Brazilian Appellate Court upheld a decision to suspend Siemens Ltda. Brazil from participating in public bids and signing contracts with public administrations in Brazil for a five year term, based on alleged irregularities in calendar 1999 and 2004 public tenders. Siemens is seeking remedial action against the decision of the Appellate Court.

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters' registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation against individuals into corruption of government officials in connection with the award of the contract for the DNI project to Siemens in calendar 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York. In December 2011, the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice filed an indictment against nine individuals based on the same facts as the investigation of the Argentinean Anti-Corruption Authority. Most of these individuals are former Siemens employees. The former member of the Managing Board of Siemens AG, Dr. Uriel Sharef, is also involved. Siemens AG is not party to the proceedings.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. The GPIC's investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving – among others – former board members and former executives of Siemens A.E., Elektrotechnische Projekte und Erzeugnisse, Greece (Siemens A.E.), and Siemens AG. In January 2011, the GPIC alleged in a letter to Siemens A.E. that the damage suffered by the Greek state amounted to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. In April 2012, the Greek Parliament approved a settlement agreement between Siemens and the Greek State, the material provisions of which include the following: Siemens waives public sector receivables in the amount of €80 million. Furthermore Siemens agrees to spend a maximum of €90 million on various anti-corruption and transparency initiatives, as well as university and research programs and to provide €100 million of financial support to Siemens A.E. to ensure its continued presence in Greece. In exchange, the Greek State agrees to waive all civil claims and all administrative fines related to the corruption allegations and to utilize best efforts to resolve all pending disputes between Siemens and the Greek state-companies or its public authorities.

In February 2012, the Munich public prosecutor notified Siemens AG of a request for mutual assistance in criminal matters by the Swiss Federal Prosecution authority. The investigation of the Swiss Federal Prosecution involved the Swedish subsidiary Siemens Industrial Turbomachinery (SIT) in connection with alleged payments to employees of a Russian natural gas production company between calendar 2004 and 2006. In July 2013, the Swiss Federal Prosecution launched a criminal investigation against SIT for organizational neglect. In September 2013, the investigation was discontinued due to a settlement with the Swiss Federal Prosecution that included a restitution payment to a nonprofit organization and a compensation claim relating to forfeiture of profits in the lower double digit US$ million range.

As previously reported, the Vienna public prosecutor, Austria, is conducting an investigation into payments between calendar 1999 and 2006 relating to Siemens Aktiengesellschaft Österreich, Austria, and its subsidiary Siemens VAI Metal Technologies GmbH&Co., Austria, for which valid consideration could not be identified. In September 2011, the Vienna public prosecutor extended the investigations to include a potential corporate liability of Siemens AG Austria for tax evasion. Siemens is cooperating with the authorities.

As previously reported, in December 2009, the Anti-Corruption Commission of Bangladesh (ACC) sent a request for information to Siemens Bangladesh related to telecommunications projects of Siemens' former Communications (Com) Group undertaken prior to calendar 2007. In January 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from calendar 2002 to 2006. In February 2010 and June 2012, the ACC sent requests for additional information. Siemens is cooperating with the authorities.

As previously reported, in November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before calendar 2007 to the responsible South African authorities. The authorities have requested further documentation. Siemens is cooperating with the authorities.

As previously reported, in June 2010, the Frankfurt public prosecutor searched premises of Siemens in Germany in response to allegations of questionable payments relating to an Infrastructure & Cities project in Thailand. Siemens is cooperating with the authority.

As previously reported, in August 2010, the Inter-American Development Bank (IADB) issued a notice of administrative proceedings against, among others, Siemens IT Solutions and Services Argentina alleging fraudulent misstatements and antitrust violations in connection with a public invitation to tender for a project in the province of Cordoba, Argentina, in calendar 2003. Siemens is cooperating with the IADB.

As previously reported, in August 2010, the IADB issued a notice of administrative proceedings against, among others, Siemens Venezuela alleging fraudulent misstatements and public corruption in connection with a public invitation to tender for healthcare projects in the Venezuelan provinces of Anzoategui and Merida in calendar 2003. Siemens is cooperating with the IADB.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery or other illegal acts. The Company's operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board in December 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in calendar 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders' Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board in January 2010. The shareholders also approved a settlement agreement between the Company and its directors and officers insurers regarding claims in connection with the D&O insurance of up to €100 million. Siemens recorded €96 million gains, net of costs, from the D&O insurance and the nine settlements. In January 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Dr. Thomas Ganswindt and Heinz-Joachim Neubürger. The criminal proceedings pending with the Munich District Court I against Dr. Ganswindt were terminated in July 2011. Against this backdrop, Siemens AG reached a settlement with Dr. Thomas Ganswindt in November 2012, which was subject to the approval of the Annual Shareholders' Meeting. The Annual Shareholders' Meeting of Siemens AG approved the settlement agreement with Dr. Ganswindt in January 2013. Therefore Siemens withdrew from the proceedings pending before the Munich District Court I in March 2013, as provided for in the settlement. The lawsuit against Heinz-Joachim Neubürger is still pending. In January 2013, Mr. Neubürger filed a counter claim against Siemens AG, requesting the transfer of Stock Awards in fiscal 2004 and 2005 plus dividends and interest. Siemens AG is contesting this counterclaim.

As previously reported, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the "Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme." Siemens S.A.S. France, Siemens Sanayi ve Ticaret A.S., Turkey, and the former Siemens subsidiary OSRAM Middle East FZE, Dubai, are among the 93 named defendants. In February 2013, the court dismissed the Republic of Iraq's action with prejudice. The Republic of Iraq has appealed this decision.

ANTITRUST PROCEEDINGS

As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Technologie AG, Austria (VA Tech), which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. In October 2009, the European Commission imposed fines totaling €68 million on seven companies with regard to a territorial market sharing agreement related to Japan and Europe. Siemens was not fined because it had voluntarily disclosed this aspect of the case to the authorities. The German Antitrust Authority continued its investigation with regard to the German market. In September 2012, the German Antitrust Authority and the Company ended the legal proceeding by entering into a settlement agreement. Siemens agreed to pay a fine in the single-digit € million range.

As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between calendar 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 million and was paid by the Company in calendar 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1 million. In addition, former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5 million. In March 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1 million. Siemens AG and former VA Tech companies appealed the decision in May 2011.

In addition to these proceedings, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens.

As previously reported, in September 2011, the Israeli Antitrust Authority requested Siemens to present its legal position regarding an alleged anti-competitive arrangement between April 1988 and April 2004 in the field of gas-insulated switchgear. In September 2013, the Israeli Antitrust Authority concluded that Siemens AG was a party to an illegal restrictive arrangement regarding the Israeli gas-insulated switchgear market between 1988 and 2004, with an interruption from October 1999 to February 2002. The Company is considering to appeal this decision.

Based on the above mentioned conclusion of the Israel Antitrust Authority, electricity consumer groups filed two class-actions for cartel damages against a number of companies including Siemens AG with an Israeli District Court in September 2013. The plaintiffs seek compensation for alleged damages, which are claimed to amount to €582 million. In addition, according to an ad hoc-notice of the Israel Electric Corporation (IEC), the IEC is concurrently preparing to file a separate claim for damages against Siemens AG and other companies that allegedly formed a cartel in the Israeli gas-insulated switchgear market. Siemens AG is defending itself.

As previously reported, in November 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens in response to allegations of anti-competitive practices in the field of telecommunication and security. In August 2012, the proceedings were discontinued without sanctions based on the settlement agreement between Siemens and the Greek State mentioned above.

In connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market, claims are being made against Siemens. Among others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. 21 companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid originally asserted claims in the aggregate amount of approximately £249 million for damages and compound interest. In November 2012, National Grid increased the aggregate amount to £364 million due to accrued compound interest. Siemens believes National Grid's claim to be without merit. As discussed, the European Commission's decision has been appealed to the

European Court of First Instance. In June 2009, the High Court granted a stay of the proceedings pending before it. In June 2009, the Siemens defendants filed their answers to the complaint and requested National Grid's claim to be rejected. A case management conference was held in November 2012. The High Court of England and Wales lifted the stay of the proceedings granted in June 2009 and decided on the scope of further discovery and set a time schedule leading up to a court session expected to be held in 2014.

As previously reported, in December 2010 and in March 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Turkey, in response to allegations of anti-competitive agreements. Siemens cooperated with the authority. In May 2012, the Turkish Antitrust Authority decided that the law had not been violated, and discontinued the proceedings.

As previously reported, the Italian Antitrust Authority searched the premises of several healthcare companies, among others those of Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A. in February 2010. The investigation addresses allegations of anti-competitive agreements in relation to a tender of the procurement entity for the public healthcare sector in the region of Campania for the supply of medical equipment in calendar 2009. In May 2011, the Italian Antitrust Authority sent a Statement of Objections to the companies under investigation which confirmed that the proceedings against Siemens Healthcare Diagnostics S.r.l. were closed, but accused Siemens S.p.A. of having participated in an anti-competitive arrangement. In August 2011, the Italian Antitrust Authority fined several companies, including Siemens S.p.A. for alleged anti-competitive behavior. The fine imposed on Siemens S.p.A. amounts to €1.1 million. The company appealed the decision. In April 2012, the Regional Administrative Court overturned the decision of the Italian Antitrust Authority. In November 2012, the Italian Antitrust Authority appealed the decision of the Regional Administrative Court.

As previously reported, in September 2011, the Competition Commission of Pakistan requested Siemens Pakistan Engineering Co. Ltd., Pakistan (Siemens Pakistan), to present its legal position regarding an alleged anti-competitive arrangement since calendar 2007 in the field of transformers and air-insulated switchgears. Siemens cooperated with the authority. In December 2011, Siemens Pakistan filed a leniency application. In April 2012, the Competition Commission of Pakistan accepted the leniency application and granted Siemens Pakistan a 100% penalty reduction for the alleged behavior.

As previously reported, in June 2007, the Turkish Antitrust Agency confirmed its earlier decision to impose a fine in an amount equivalent to €6 million on Siemens Sanayi ve Ticaret A.S., Turkey, based on alleged antitrust violations in the traffic lights market. Siemens Sanayi ve Ticaret A.S. has appealed this decision and this appeal is still pending.

In May 2012, the Brazilian Anti-Trust Authority notified Siemens Ltda., Brazil of an investigation into anti-trust behavior in the field of air-insulated switchgear and other products from calendar 1997 to 2006. Siemens is cooperating with the authorities.

As mentioned above, in May 2013, Siemens Ltda. Brazil entered into a leniency agreement with the Administrative Council for Economic Defense and other relevant authorities relating to several Brazilian metro transport projects. The Company is cooperating with the authorities. It cannot be excluded that significant cartel damages claims will be brought by customers against Siemens Ltda. Brazil based on the outcome of the investigations.

OTHER PROCEEDINGS

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant "Olkiluoto 3" in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG's share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. In February 2013 TVO announced that it is preparing for the possibility that the start of the regular electricity production of the plant may be postponed until calendar year 2016. The supplier consortium and TVO continue to assess the schedule and the risk of further slippage in detail. The final phases of the plant completion require the full cooperation of all parties involved. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion. TVO rejected the claims and made counterclaims against the supplier consortium consisting primarily of damages due to the delay. In June 2012, the arbitral tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101 million plus interest. As of September 2012, TVO's alleged counterclaims amounted to €1.59 billion based on a delay of up to 56 months. Based on a completion in August 2014, TVO estimates that its counterclaims amount to €1.77 billion. The further delay beyond 56 months (beyond December 2013) as well as the further slippage in the schedule currently under assessment by the supplier consortium and TVO could lead TVO to further increase its counterclaims. In October 2013 the supplier consortium increased its claim for an extension of construction time and its monetary claims to €2.65 billion. The arbitration proceedings may continue for several years.

As previously reported, Siemens AG terminated its joint venture with Areva S.A. (Areva) in January 2009. Thereafter Siemens AG entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens AG. Areva sought an order enjoining Siemens AG from pursuing such negotiations with Rosatom, a declaration that Siemens AG is in material breach of its contractual obligations and a reduction of the price payable to Siemens AG for its stake in the Areva NP S.A.S. joint venture. The final award of the arbitral tribunal was notified in May 2011. According to this award, Siemens had to pay Areva liquidated damages of €648 million plus interest. Pursuant to the arbitral award, the disputed non-compete obligation was reduced to four years (ending in September 2013).

As previously reported, Siemens is involved in the construction of a power plant in the United States. Siemens Energy, Inc., USA, and Kvaerner North American Construction, Inc., USA (Kvaerner) are consortium partners in this project, commissioned by Longview Power LLC, USA (Longview). Foster Wheeler North America Corp, USA (Foster Wheeler) supplied the boiler for the project. Kvaerner filed an arbitration request before the American Arbitration Association in June 2011, and in October and November 2012, the parties filed claims for monetary damages against one another. The amounts claimed by Longview and Foster Wheeler from the consortium partners total approximately US$243 million. Siemens filed claims for monetary damages of approximately US$110 million against Longview and Foster Wheeler. Kvaerner is claiming approximately US$252.8 million from Longview and Foster Wheeler. Longview filed for bankruptcy under Chapter 11 of the US Bankruptcy Code, which may result in delay to the arbitration proceeding dealing with the claim and counterclaim.

In July 2008, Hellenic Telecommunications Organization S.A. (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from calendar 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor's files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 million to OTE for alleged bribery payments to OTE-employees. While Siemens AG continues to defend itself against the expanded claim, Siemens AG and OTE remain in discussions to resolve the matter.

As previously reported, Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install a significant portion of a security surveillance system (the C4I project) in advance of the Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontract agreement. Nonetheless, the Greek government claimed errors related to the C4I-System and withheld amounts for abatement in a double-digit million € range. Furthermore, the Greek government is withholding the final payment in a double-digit million € range, claiming that the system has not yet been finally accepted. Although Siemens A.E. is not a contractual party of the Greek government, under Siemens A.E.'s subcontract agreement with SAIC non-payment by the Greek government also has an economic effect on Siemens A.E. SAIC has filed for arbitration contesting all the Greek government's claims and the withholding of payments. In July 2013, the arbitration court issued the arbitral award ordering the Greek State to pay €40 million to SAIC. The Greek State is contesting the enforcement of the arbitral award. The final resolution of this dispute has been complicated by public bribery and fraud allegations against Siemens A.E. in Greece, which have resulted in extensive negative media coverage concerning the C4I system.

As previously reported, Russian authorities are conducting widespread investigations regarding possible fraudulent activities of resellers and governmental officials relating to procurement of medical equipment in the public sector. As is the case with other providers of medical equipment, OOO Siemens, Russia, has received numerous information requests and inquiries were made on-site by the authorities regarding tenders in the public healthcare sector. OOO Siemens is cooperating in the ongoing investigations which also relate to certain individual employees.

As previously reported, in April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc., United States, in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment. Siemens is cooperating with the authorities.

As previously reported, in June 2009, Siemens AG and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities. In October, 2011, the U.S. Department of Commerce notified Siemens that it closed its case without taking further action. In January 2013, the U.S. Department of the Treasury notified Siemens that it closed its case without taking further action.

As previously reported, in December 2011, the United States Attorney's Office for the Northern District of New York served a Grand Jury subpoena on Siemens that seeks records of consulting payments for business conducted by the Building Technologies Business Unit in New York State over the period from January 1, 2000 through September 30, 2011. In June 2013, the authority notified Siemens that it closed its case.

In February 2012, the United States Attorney's Office for the Eastern District of New York served a subpoena on Siemens Healthcare Diagnostics Inc., United States, for information relating to a diagnostics process. Siemens is cooperating with the authority.

In January 2013, Siemens Electrical, LLC, USA (Siemens Electrical), an entity wholly-owned by Siemens Industry, Inc., USA, entered into a Deferred Prosecution Agreement (DPA) with the New York County District Attorney's Office. The DPA relates to misconduct concerning Master Electrician and Minority Business Enterprise requirements in connection with contracts with the New York City Department of Environmental Protection. The individuals responsible for the admitted misconduct were Siemens' former business partners to the predecessor to Siemens Electrical. Under the terms of the DPA, Siemens Electrical agreed to, among other things, forfeit US$10 million. The case will be dismissed after two years if the company meets certain specified conditions under the DPA.

In March 2013, Nokia Siemens Networks Holding B.V. (NSN), Nokia Corporation and Nokia Finance International B.V. (Nokia Finance) filed a request for arbitration against Siemens AG. NSN, Nokia Corporation and Nokia Finance sought damages in the amount of €238 million for alleged breaches of the framework agreement entered into among the parties in 2007. The claims related to a contract which had been transferred to a subsidiary of NSN. In connection with the sale of Siemens AG's shares in NSN to Nokia on July 1, 2013, the parties settled the dispute.

End of October 2013 Essent Wind Nordsee Ost Planungs- und Betriebsgesellschaft mbH filed a request for arbitration against Siemens AG alleging violations of a contract for the delivery of a High Voltage Substation entered into by the parties in 2010. The claimant claims damages in an amount of €256 million plus interest and a determination that Siemens AG shall be liable for any further damages, which are claimed to amount to €152 million. Siemens AG will defend itself against this action.

For legal proceedings information required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

In addition to the investigations and legal proceedings described above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens' business, results of operations and financial condition for any reporting period in which an adverse decision is rendered. However, Siemens currently does not expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this paragraph.

NOTE 30 Additional disclosures on financial instruments

The following table presents the carrying amounts of each category of financial assets and financial liabilities:

		September 30,
(in millions of €)	2013	2012
Financial assets:		
Loans and receivables	**29,331**	28,439
Cash and cash equivalents	**9,190**	10,891
Derivatives designated in a hedge accounting relationship	**625**	1,918
Financial assets held for trading	**1,705**	1,410
Available-for-sale financial assets	**2,161**	1,546
	43,010	**44,203**
Financial liabilities:		
Financial liabilities measured at amortized cost	**29,704**	30,160
Financial liabilities held for trading	**887**	920
Derivatives designated in a hedge accounting relationship	**160**	204
	30,751	**31,284**

The following table presents the fair values and carrying amounts of financial assets and financial liabilities measured at cost or amortized cost:

	September 30, 2013		September 30, 2012	
(in millions of €)	Fair value	Carrying amount	Fair value	Carrying amount
Financial assets measured at cost or amortized cost				
Trade and other receivables[1]	**12,944**	**12,944**	13,344	13,344
Receivables from finance leases	**5,261**	**5,261**	5,059	5,059
Cash and cash equivalents	**9,190**	**9,190**	10,891	10,891
Other non-derivative financial assets	**11,126**	**11,126**	10,036	10,036
Available-for-sale financial assets[2]	**–**	**167**	–	293
Financial liabilities measured at cost or amortized cost				
Notes and bonds	**18,742**	**18,491**	18,460	18,212
Trade payables[3]	**7,599**	**7,599**	8,036	8,036
Loans from banks and other financial indebtedness	**1,821**	**1,832**	2,340	2,334
Obligations under finance leases	**167**	**130**	202	161
Other non-derivative financial liabilities	**1,651**	**1,651**	1,418	1,418

1 Consists of (1) €12,932 million and €13,310 million trade receivables from the sale of goods and services in fiscal 2013 and 2012, respectively, as well as (2) €11 million and €34 million receivables included in line item Other financial assets in fiscal 2013 and 2012, respectively. As of September 30, 2013 and 2012, trade receivables from the sale of goods and services of €612 million and €685 million have a remaining term of more than twelve months.

2 Consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are therefore recognized at cost.

3 As of September 30, 2013 and 2012, trade payables of €32 million and €128 million have a remaining term of more than twelve months.

Cash and cash equivalents includes €320 million and €199 million as of September 30, 2013 and 2012, respectively, which are not available for use by Siemens mainly due to minimum reserve requirements with banks.

As of September 30, 2013 and 2012, the carrying amount of financial assets Siemens has pledged as collateral amounted to €344 million and €500 million, respectively.

The fair values of cash and cash equivalents, trade and other receivables and trade payables with a remaining term of up to twelve months, other current financial liabilities and borrowings under revolving credit facilities approximate their carrying amount, mainly due to the short-term maturities of these instruments.

Fixed-rate and variable-rate receivables with a remaining term of more than twelve months, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer, and the risk characteristics of the financed project. Based on this evaluation, allowances for these receivables are recognized. As of September 30, 2013 and 2012, the carrying amounts of such receivables, net of allowances, approximate their fair values.

The fair value of quoted notes and bonds is based on price quotations at the period-end date. The fair value of unquoted notes and bonds, loans from banks and other financial indebtedness, obligations under finance leases as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

Financial instruments categorized as financial assets and financial liabilities measured at fair value are presented in the following table:

(in millions of €)	September 30, 2013	2012
Financial assets measured at fair value		
Available-for-sale financial assets	1,994	1,252
Derivative financial instruments	2,330	3,328
Not designated in a hedge accounting relationship	*1,587*	*1,202*
In connection with fair value hedges	*472*	*1,783*
Foreign currency exchange derivatives	*6*	*22*
Interest rate derivatives	*466*	*1,761*
In connection with cash flow hedges	*153*	*135*
Foreign currency exchange derivatives	*152*	*132*
Commodity derivatives	*1*	*3*
Embedded derivatives	*118*	*208*
	4,324	**4,580**
Financial liabilities measured at fair value		
Derivative financial instruments	1,047	1,125
Not designated in a hedge accounting relationship	*765*	*823*
In connection with fair value hedges	*8*	*11*
Foreign currency exchange derivatives	*3*	*2*
Interest rate derivatives	*5*	*9*
In connection with cash flow hedges	*152*	*193*
Foreign currency exchange derivatives	*148*	*185*
Interest rate derivatives	*–*	*8*
Commodity derivatives	*3*	*–*
Embedded derivatives	*122*	*98*
	1,047	**1,125**

The fair value of available-for-sale financial assets quoted in an active market is based on price quotations at the period-end date. The fair value of unquoted debt instruments is estimated by discounting future cash flows using current market interest rates.

The Company limits default risks resulting from derivative financial instruments by a careful counterparty selection. Derivative financial instruments are generally transacted with financial institutions with investment grade credit ratings. The fair valuation of derivative financial instruments at Siemens incorporates all factors that market participants would consider, including the counterparties' credit risks. The exact calculation of fair values of derivative financial instruments depends on the specific type of instrument:

Derivative interest rate contracts – The fair values of derivative interest rate contracts (e.g. interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curves over the remaining term of the instrument. Interest rate futures and interest rate options are valued on the basis of quoted market prices when available. If quoted market prices are not available, interest rate options are valued based on option pricing models.

Derivative currency contracts – The fair value of foreign currency exchange contracts is based on forward exchange rates. Currency options are valued on the basis of quoted market prices or on estimates based on option pricing models.

Derivative commodity contracts – The fair value of commodity swaps is based on forward commodity prices. Commodity options are valued on the basis of quoted market prices or on estimates based on option pricing models.

In determining the fair values of the derivative financial instruments, no compensating effects from underlying transactions (e.g. firm commitments and forecast transactions) are taken into consideration.

The following table allocates financial assets and financial liabilities measured at fair value to the three levels of the fair value hierarchy.

	September 30, 2013			
(in millions of €)	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value				
Available-for-sale financial assets	1,884	110	–	1,994
Derivative financial instruments	–	2,330	–	2,330
Total	**1,884**	**2,440**	**–**	**4,324**
Financial liabilities measured at fair value				
Derivative financial instruments	–	1,047	–	1,047

	September 30, 2012			
(in millions of €)	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value				
Available-for-sale financial assets	1,252	–	–	1,252
Derivative financial instruments	–	3,328	–	3,328
Total	1,252	3,328	–	4,580
Financial liabilities measured at fair value				
Derivative financial instruments	–	1,125	–	1,125

The levels of the fair value hierarchy and its application to our financial assets and financial liabilities are described below:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for assets or liabilities, not based on observable market data.

Net gains (losses) of financial instruments are as follows:

	Year ended September 30,	
(in millions of €)	2013	2012
Cash and cash equivalents	(1)	11
Available-for-sale financial assets	(99)	83
Loans and receivables	(178)	(238)
Financial liabilities measured at amortized cost	408	(258)
Financial assets and financial liabilities held for trading	363	(189)

Net gains (losses) in fiscal 2013 and 2012 on available-for-sale financial assets include net gains on derecognition as well as impairment losses. Net losses on loans and receivables contain changes in valuation allowances, gains or losses on derecognition as well as recoveries of amounts previously written-off. Net gains (losses) in fiscal 2013 and 2012 on financial liabilities measured at amortized cost are comprised of gains (losses) from derecognition and the ineffective portion of fair value hedges. Net gains (losses) in fiscal 2013 and 2012 on financial assets and financial liabilities held for trading consist of changes in the fair value of derivative financial instruments, including interest income and expense, for which hedge accounting is not applied.

The amounts presented include foreign currency gains and losses from the realization and valuation of the financial assets and liabilities mentioned above.

NOTE 31 Derivative financial instruments and hedging activities

As part of the Company's risk management program, a variety of derivative financial instruments is used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates, interest rates and commodity prices.

The fair values of each type of derivative financial instruments recorded as financial assets or financial liabilities are as follows:

(in millions of €)	September 30, 2013 Asset	Liability	September 30, 2012 Asset	Liability
Foreign currency exchange contracts	**416**	**331**	343	325
Interest rate swaps and combined interest/currency swaps	**1,637**	**261**	2,577	534
Commodity swaps	**35**	**49**	36	27
Embedded derivatives	**118**	**122**	208	98
Options	**123**	**281**	164	141
Credit Default Swaps	**–**	**4**	–	–
	2,330	**1,047**	3,328	1,125

FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT

Derivative financial instruments not designated in a hedging relationship

The Company manages its risks associated with fluctuations in foreign currency denominated receivables, payables, debt, firm commitments and forecast transactions primarily through a Company-wide portfolio approach. Under this approach the Company-wide risks are aggregated centrally, and various derivative financial instruments, primarily foreign currency exchange contracts, foreign currency swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Statements of Financial Position, either in line items Other current financial assets (liabilities) or line items Other financial assets (liabilities); changes in fair values are charged to net income (loss).

The Company also has foreign currency derivatives, which are embedded in sale and purchase contracts denominated in a currency that is neither the functional currency of the substantial parties to the contract nor a currency which is commonly used in the economic environment in which the contract takes place. Gains (losses) relating to such embedded foreign currency derivatives are reported in line item Cost of sales in the Consolidated Statements of Income.

Hedging activities

The Company's operating units apply hedge accounting for certain significant forecast transactions and firm commitments denominated in foreign currencies. Particularly, the Company has entered into foreign currency exchange contracts to reduce the risk of variability of future cash flows resulting from forecast sales and purchases as well as firm commitments. This risk results mainly from contracts denominated in US$ both from Siemens' operating units entering into long-term contracts, e.g. project business, and from the standard product business.

Cash flow hedges – As of September 30, 2013 and 2012, the ineffective portion of cash flow hedges is not significant individually or in aggregate.

Periods in which the hedged forecast transactions or the firm commitments denominated in foreign currency are expected to impact profit or loss:

(in millions of €)	Year ended September 30, 2014	2015	2016 to 2018	2019 and thereafter
Expected gain (loss) to be reclassified from line item Other comprehensive income, net of income taxes into revenue or cost of sales	54	(14)	(36)	3

INTEREST RATE RISK MANAGEMENT

Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market interest rates. The Company seeks to mitigate that risk by entering into interest rate derivatives such as interest rate swaps, options, interest rate futures and forward rate agreements.

Derivative financial instruments not designated in a hedging relationship

For the interest rate risk management relating to the Group excluding SFS' business, derivative financial instruments are used under a portfolio-based approach to manage interest risk actively relative to a benchmark. The interest rate management relating to the SFS' business remains to be managed separately, considering the term structure of SFS' financial assets and liabilities on a portfolio basis. Neither approach qualifies for hedge accounting treatment. Accordingly, all interest rate derivatives held in this relation are recorded at fair value, either in line items Other current financial assets (liabilities) or in line items Other financial assets (liabilities), and changes in the fair values are charged to line item Other financial income (expenses), net. Net cash receipts and payments relating to interest rate swaps used in offsetting relationships are also recorded in line item Other financial income (expenses), net.

Fair value hedges of fixed-rate debt obligations

Under the interest rate swap agreements outstanding during the years ended September 30, 2013 and 2012, the Company has agreed to pay a variable rate of interest multiplied by a notional principle amount, and receives in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates designated as the hedged risk on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are recorded at fair value in the Company's Consolidated Statements of Financial Position and the related portion of fixed-rate debt being hedged is recorded at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the respective interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged are recognized in line item Other financial income (expenses), net in the Consolidated Statements of Income. Adjustments in the carrying amount of the debt obligations resulted in a gain (loss) of €293 million and €(227) million in fiscal 2013 and 2012, respectively. During the same period, the related swap agreements resulted in a gain (loss) of €(305) million and €233 million, respectively. Accordingly, the net effect recognized in line item Other financial income (expenses), net, representing the ineffective portion of the hedging relationship, amounts to €(12) million and €7 million in fiscal 2013 and 2012, respectively. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expenses.

The Company had interest rate swap contracts to pay variable rates of interest of an average of 0.3% and 0.5% as of September 30, 2013 and 2012, respectively and received fixed rates of interest (average rate of 3.5% and 5.1% as of September 30, 2013 and 2012, respectively). The notional amount of indebtedness hedged as of September 30, 2013 and 2012 was €7,100 million and €11,253 million, respectively. This changed 41% and 66% of the Company's underlying notes and bonds from fixed interest rates into variable interest rates as of September 30, 2013 and 2012, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2013 and 2012 was €385 million and €1,586 million, respectively. To reduce counterparty risk, Siemens agreed in fiscal 2013 to adjust the fixed rate of several interest rate swaps to market levels in exchange for receiving a fair value compensation.

Cash flow hedges of a variable-rate term loan

As of September 30, 2012, the Company applied cash flow hedge accounting for 50% of a variable-rate US$1 billion term loan. To benefit from the low interest rates in the U.S., the Company entered into interest rate swap agreements to pay a fixed rate of interest and to receive in return a variable rate of interest. These interest rate swap agreements offset the effect of future changes in interest payments to be made for the underlying variable-rate term loan. The variable-rate term loan and the corresponding interest rate swap agreements matured in August 2013. In fiscal 2013 and 2012, the cash flow hedges of the variable-rate term loan did not result in any ineffective portion. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expenses.

COMMODITY PRICE RISK MANAGEMENT

Derivative financial instruments not designated in a hedging relationship

The Company applies a portfolio approach to manage the Company-wide risks associated with fluctuations in commodity prices from firm commitments and forecast transactions by entering into commodity swaps and commodity options. Such a strategy does not qualify for hedge accounting treatment.

Cash flow hedging activities

The Company's corporate procurement applies cash flow hedge accounting for certain firm commitments to purchase copper. The ineffective portion as well as resulting gains and (losses) were not significant individually or in aggregate.

It is expected that €104 million of net deferred losses in line item Other comprehensive income, net of income taxes will be reclassified into line item Cost of sales in fiscal 2014, when the consumption of the hedged commodity purchases is recognized in line item Cost of sales. As of September 30, 2013 and 2012, the maximum length of time over which the Company is hedging its future commodity purchases is 87 months and 99 months, respectively.

NOTE 32 Financial risk management

Siemens' financial risk management is an integral part of how to plan and execute its business strategies. Siemens' financial risk management policy is set by the Managing Board. Siemens' organizational and accountability structure requires each of the respective managements of Siemens Sectors, Financial Services, Cross-Sector Services, regions and Corporate Units to implement financial risk management programs that are tailored to their specific industries and responsibilities, while being consistent with the overall policy established by the Managing Board.

Increasing market fluctuations may result in significant cash flow and earnings volatility risk for Siemens. The Company's operating business as well as its investment and financing activities are affected by changes in foreign exchange rates, interest rates, commodity prices and equity prices. In order to optimize the allocation of the financial resources across the Siemens segments and entities, as well as to secure an optimal return for its shareholders, Siemens identifies, analyzes and proactively manages the associated financial market risks. The Company seeks to manage and control these risks primarily through its regular operating and financing activities, and uses derivative financial instruments when deemed appropriate.

Within the various methodologies to analyze and manage risk, Siemens has implemented a system based on parametric variance-covariance Value at Risk (VaR). The VaR methodology provides a quantification of market risks based on historical volatilities and correlations of the different risk factors under the assumptions of the parametric variance-covariance Value at Risk model. The VaR figures are calculated based on

> historical volatilities and correlations,
> a ten day holding period, and
> a 99.5% confidence level

for foreign currency exchange rate risk, interest rate risk, commodity price risk and equity price risk as discussed below.

Actual results that are included in the Consolidated Statements of Income or Consolidated Statements of Comprehensive Income may differ substantially from VaR figures due to fundamental conceptual differences. The Consolidated Statements of Income and Consolidated Statements of Comprehensive Income are prepared in accordance with IFRS. The VaR figures are the output of a model with a purely financial perspective and represent the potential financial loss which will not be exceeded within ten days with a probability of 99.5%. The concept of VaR is used for internal management of the Corporate Treasury activities.

Although VaR is an important tool for measuring market risk, the assumptions on which the model is based give rise to some limitations including the following. A ten day holding period assumes that it is possible to dispose of the underlying positions within this period. While this is considered to be a realistic assumption in almost all cases, it may not be valid during prolonged periods of severe market illiquidity. A 99.5% confidence level does not reflect losses that may occur beyond this level. There is a 0.5% statistical probability that losses could exceed the calculated VaR. The use of historical data as a basis for estimating the statistic behavior of the relevant markets and finally determining the possible range of the future outcomes on the basis of this statistic behavior may not always cover all possible scenarios, especially those of an exceptional nature. Any market sensitive instruments, including equity and interest bearing investments, that our Company's pension plans hold are not included in the following quantitative and qualitative disclosures.

FOREIGN CURRENCY EXCHANGE RATE RISK

Transaction risk and foreign currency exchange rate risk management

Siemens' international operations expose the Company to foreign currency exchange rate risks, particularly regarding fluctuations between the U.S. dollar and the euro, in the ordinary course of business. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Foreign currency exchange rate fluctuations may create unwanted and unpredictable earnings and cash flow volatility. Each Siemens unit conducting business with international counterparties that leads to future cash flows denominated in a currency other than its functional currency is exposed to risks from changes in foreign currency exchange rates. Foreign currency exchange rate exposure is partly balanced by purchasing of goods, commodities and services in the respective currencies as well as production activities and other contributions along the value chain in the local markets.

Operating units (including SFS) are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably carried out in their functional currency or on a hedged basis.

Siemens has established a foreign currency exchange rate risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The binding guideline for Siemens' operating units provides the concept for the identification and determination of a single net foreign currency position for each unit and commits the units to hedge this aggregated position within a narrow band of at least 75% but no more than 100% of their net foreign currency position. In addition, the guideline provides a framework of the organizational structure necessary for foreign currency exchange rate risk management, proposes hedging strategies and defines the hedging instruments available to the entities: foreign currency exchange contracts, foreign currency put and call options and stop-loss orders. If there are no conflicting country specific regulations, hedging activities of the operating units are transacted internally with Corporate Treasury. Hedging transactions with external counterparties in the global financial markets are carried out under these limitations by Corporate Treasury. This includes hedging instruments which qualify for hedge accounting.

Siemens has a Company-wide portfolio approach which generates a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs.

The VaR relating to foreign currency exchange rates is calculated by aggregating the net foreign currency positions after hedging by the operating units. As of September 30, 2013 the foreign currency exchange rate risk based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5% resulted in a VaR of €6 million compared to a VaR of €9 million in the year before. Changes in euro values of future cash flows denominated in foreign currency due to volatile foreign currency exchange rates might influence the unhedged portion of revenues, but would also affect the unhedged portion of cost of materials. Future changes in the foreign currency exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

Siemens defines foreign currency exchange rate exposure generally as items of the Consolidated Statement of Financial Position in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from forecast transactions for the following three months. This foreign currency exchange rate exposure is determined based on the respective functional currencies of the exposed Siemens' entities.

Effects of foreign currency translation

Many Siemens units are located outside the euro zone. Since the financial reporting currency of Siemens is the euro, the financial statements of these subsidiaries are translated into euro for the preparation of the Consolidated Financial Statements. To consider the effects of foreign currency translation in the risk management, the general assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Effects from foreign currency exchange rate fluctuations on the translation of net asset amounts into euro are reflected in the Company's consolidated equity position.

INTEREST RATE RISK

Siemens' key consideration with respect to the interest rate risk management is to mitigate the risk resulting from changes in the fair value of future cash flows. Risk arises whenever interest terms of financial assets and liabilities are different. Siemens manages this risk using derivative financial instruments which allow the Company to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. In order to optimize the Company's position with regard to interest income and interest expenses and to manage the overall financial interest rate risk with respect to valuation risk affecting profit and loss and economic risk of changing interest rates, Corporate Treasury performs a comprehensive corporate interest rate risk management, under which the interest rate risk relating to the SFS' business and to the remaining group are managed separately.

If there are no conflicting country-specific regulations, all Siemens operating units generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

Assuming historical volatilities and correlations, a ten day holding period and a confidence level of 99.5% the interest rate VaR was €236 million as of September 30, 2013, increasing from the comparable value of €89 million as of September 30,

2012. This interest rate risk results primarily from euro and U.S. dollar denominated long-term fixed rate debt obligations. The increase in VaR related mainly to a decrease in the portion of the Company's underlying notes and bonds being changed from fixed interest rates into variable interest rates by using interest rate swap contracts, and to an increased volatility of relevant medium-term interest rates.

COMMODITY PRICE RISK

Siemens' production operations expose the Company to various commodity price risks in the ordinary course of business. Especially in the Sectors Industry and Energy a continuous supply of copper was necessary for the operating activities. Commodity price risk fluctuations may create unwanted and unpredictable earnings and cash flow volatility. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Siemens has established a commodity price risk management system to reduce earnings and cash flow volatility. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its risks from forecast and pending commodity purchase transactions (commodity price risk exposure). The binding guideline for Siemens operating units provides the concept for the identification and determination of the commodity price risk exposure and commits the units to hedge it within a narrow band of 75% to 100% of the commodity price risk exposure in the product business for the next three months and 95% to 100% of the commodity price risk exposure in the project business after receipt of order. Siemens operating units are prohibited from speculative transactions.

The aggregated commodity price risk exposure is hedged with external counterparties through derivative financial hedging instruments by Corporate Treasury. Derivative financial hedging instruments designated for hedge accounting are directly entered into with external counterparties. Additionally, Siemens applies a Company-wide portfolio approach which generates a benefit from optimizing the Company's position of the overall financial commodity price risk.

Using historical volatilities and correlations, a ten day holding period and a confidence level of 99.5%, the VaR, which comprises the net position of commodity derivatives and the commodity purchase transactions with price risk, was €4 million as of September 30, 2013 compared to €10 million as of September 30, 2012.

EQUITY PRICE RISK

Siemens' investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. The direct participations result mainly from strategic partnerships, strengthening Siemens' focus on its core business activities or compensation from M&A transactions; indirect investments in fund shares are mainly transacted for financial reasons.

These investments are monitored based on their current market value, affected primarily by fluctuations in the volatile technology-related markets worldwide. The market value of Siemens' portfolio in publicly traded companies increased from €796 million as of September 30, 2012 to €1.444 billion as of September 30, 2013, which was due primarily to the recognition of our 17.0% stake in OSRAM after the spin-off.

Based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5%, the VaR as of September 30, 2013 of Siemens' equity investments was €81 million compared to €85 million the year before.

LIQUIDITY RISK

Liquidity risk results from the Company's potential inability to meet its financial liabilities, e.g. for the settlement of its financial debt or for ongoing cash requirements from operating activities. In addition to having implemented effective working capital and cash management, Siemens mitigates liquidity risk by arranged credit facilities with highly rated financial institutions, via a debt issuance program and via a global multi-currency commercial paper program. Liquidity risk may also be mitigated by the Siemens Bank GmbH, which increases the flexibility of depositing cash or refinancing by using European Central Bank accounts.

In addition to the above-mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities as well as from irrevocable loan commitments. It includes expected net cash outflows from derivative financial liabilities that are in place as per September 30, 2013. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which Siemens could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on the conditions existing at September 30, 2013.

(in millions of €)	Year ended September 30, 2014	2015	2016 to 2018	2019 and thereafter
Non-derivative financial liabilities				
Notes and bonds	2,077	622	9,937	9,368
Loans from banks	478	393	859	11
Other financial indebtedness	87	10	38	–
Obligations under finance leases	30	17	62	89
Trade payables	7,710	19	10	1
Other financial liabilities	1,188	42	422	4
Derivative financial liabilities	377	147	224	39
Irrevocable loan commitments	2,354	224	303	69

The risk implied from the values shown in the table above reflects the one-sided scenario of cash outflows only. Obligations under finance leases, trade payables and other financial liabilities mainly originate from the financing of assets used in Siemens' ongoing operations such as property, plant, equipment and investments in working capital – e.g. inventories and trade receivables. These assets are considered in the Company's overall liquidity risk management. A considerable portion of the irrevocable loan commitments result from asset-based lending transactions meaning that the respective loans can only be drawn after sufficient collateral has been provided by the borrower. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Siemens has established a comprehensive risk reporting covering its worldwide business units.

The balanced view of liquidity and financial indebtedness is stated in the calculation of the Net debt. Net debt results from total debt less total liquidity. **Total debt** comprises line item Short-term debt and current maturities of long-term debt as well as line item Long-term debt, as stated on the Consolidated Statements of Financial Position. Total debt comprises items Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total liquidity refers to the liquid financial assets, which Siemens had available at the respective period-end dates to fund its business operations and to pay for near-term obligations. **Total liquidity** comprises line items Cash and cash equivalents as well as line item Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. Management uses the Net debt measure for internal finance management, as well as for external communication with investors, analysts and rating agencies.

(in millions of €)	September 30, 2013	2012
Short-term debt and current maturities of long-term debt	1,944	3,826
Long-term debt	18,509	16,880
Total debt	**20,453**	**20,707**
Cash and cash equivalents	(9,190)	(10,891)
Available-for-sale financial assets (current)	(601)	(524)
Total liquidity	**(9,790)**	**(11,415)**
Net debt (Total debt less Total liquidity)	**10,663**	**9,292**

Siemens' **capital resources** consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, notes and bonds as well as credit facilities. In addition to cash and cash equivalents and to available-for-sale financial assets, liquid resources consist of future cash flows from operating activities.

Siemens' **capital requirements** include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, including cash outflows related to the announced growth strategy of SFS, dividend payments, pension plan funding, portfolio activities, and cash outflows in connection with "Siemens 2014," a Company-wide program aimed at improving profitability in the Sectors.

CREDIT RISK

Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of collateral declines.

Siemens provides its customers with various forms of direct and indirect financing particularly in connection with large projects. Siemens finances a large number of smaller customer orders, for example the leasing of medical equipment, in part through SFS. SFS is also exposed to credit risk by financing third-party equipment or by taking direct or indirect participations in financings, such as syndicated loans. In part, Siemens takes a security interest in the assets Siemens finances or Siemens receives additional collateral. Siemens may incur losses if the credit quality of its customers deteriorates or if they default on their payment obligations to Siemens, such as a consequence of a financial or political crisis and a global downturn.

The effective monitoring and controlling of credit risk is a core competency of our risk management system. Siemens has implemented a binding credit policy for all entities. Hence, credit evaluations and ratings are performed for all customers with an exposure or requiring credit beyond centrally defined limits.

Customer ratings, analyzed and defined by SFS, and individual customer limits are based on generally accepted rating methodologies, with the input consisting of information obtained from the customer, external rating agencies, data service providers and Siemens' customer default experiences. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers. As part of the process, internal risk assessment specialists determine and continuously update ratings and credit limits for Siemens' public and private customers, both in the euro zone and around the world. For public customers our policy provides that the rating applied to individual customers cannot be better than the weakest of the sovereign ratings provided by Moody's, S&P's and Fitch for the respective country.

Credit risk is recorded and monitored on an ongoing basis applying different systems and processes dependent on the underlying product. Central systems are used for ongoing monitoring of counterparty risk. In addition, SFS uses own systems for its financing activities. There are also a number of decentralized tools used for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. In addition to this automated process, qualitative information is considered, in particular to incorporate the latest developments.

To increase transparency with regard to credit risk Corporate Treasury has established the Siemens Credit Warehouse to which numerous operating units from the Siemens Group regularly transfer business partner data as a basis for a centralized rating process. In addition, numerous operating units transfer their trade receivables with a remaining term up to one year along with the inherent credit risk to the Siemens Credit Warehouse, but remain responsible for servicing activities such as collections and receivables management. The Siemens Credit Warehouse actively identifies, quantifies and manages the credit risk in its portfolio, such as by selling or hedging exposure to specific customers, countries and industries. In addition to an increased transparency with regard to credit risk, the Siemens Credit Warehouse may provide Siemens with an additional source of liquidity and strengthens Siemens' funding flexibility.

The maximum exposure to credit risk of financial assets, without taking account of any collateral, is represented by their carrying amount. As of September 30, 2013 and 2012 the collateral for financial instruments classified as financial assets measured at fair value in the form of netting agreements for derivatives in the event of insolvency of the respective counterparty amounted to €570 million and €716 million, respectively. As of September 30, 2013 and 2012 the collateral held for financial instruments classified as receivables from finance leases amounted to €1,902 million and €1,685 million, respectively, mainly in the form of the leased equipment. As of September 30, 2013 and 2012 the collateral held for financial instruments classified as financial assets measured at cost or amortized cost amounted to €2,141 million and €1,902 million, respectively. The collateral mainly consisted of property, plant and equipment and letters of credit. In addition, for this class Siemens holds collateral in the form of securities related to reverse repurchase agreements that can be sold or re-pledged in absence of default by the owner of the collateral. As of September 30, 2013 and 2012 the fair value of the collateral held amounted to €103 million and €500 million, respectively. In fiscal 2013 and 2012 Siemens has not exercised the right to sell or re-pledge the collateral. Credit risks arising from irrevocable loan commitments are equal to the expected future pay-offs resulting from these commitments. As of September 30, 2013 and 2012 the collateral held for these commitments amounted to €1,320 million and €1,178 million, respectively, mainly in the form of inventories and receivables. Credit risks arising from credit guarantees are described in → NOTE 28 COMMITMENTS AND CONTINGENCIES. There were no significant concentrations of credit risk as of September 30, 2013 and 2012.

Concerning trade receivables and other receivables, as well as loans or receivables included in line item Other financial assets that are neither impaired nor past due, there were no indications as of September 30, 2013, that defaults in payment obligations will occur, which lead to a decrease in the net assets of Siemens. Overdue financial instruments are generally impaired on a portfolio basis in order to reflect losses incurred within the respective portfolios. When substantial expected payment delays become evident, overdue financial instruments are assessed individually for additional impairment and are further allowed for as appropriate.

NOTE 33 Share-based payment

Share-based payment awards at Siemens, including Bonus Awards, Stock Awards, the Share Matching Program and its underlying plans as well as the Jubilee Share Program are predominately designed as equity-settled plans and to a limited extent as cash-settled plans. If participating Siemens companies cease to be part of the Siemens Group, they are no longer eligible to participate in future share-based payment awards at Siemens. In such cases the participating Siemens companies have the right to settle the share-based payment awards prematurely. Total pretax expense for share-based payment recognized in line item Income from continuing operations amounted to €185 million and €155 million for the years ended September 30, 2013 and 2012, respectively, and refers primarily to equity-settled awards, including the Company's Base Share Program.

STOCK AWARDS

The Company grants stock awards as a means for providing share-based compensation to members of the Managing Board, members of the senior management of Siemens AG and its domestic and foreign subsidiaries and other eligible employees. Stock awards are subject to a restriction period of about four years and entitle the beneficiary to Siemens shares without payment of consideration following the restriction period. Stock awards granted in fiscal 2008 to 2011 were generally subject to a restriction period of three years. In principle, stock awards forfeit if the beneficiary's employment with the Company terminates prior to the expiration of the restriction period. During the restriction period, beneficiaries are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Settlement of stock awards may occur in newly issued shares of capital stock of Siemens AG, treasury shares or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board. Each fiscal year, the Company decides whether or not to grant stock awards. The Supervisory Board decides about the number of stock awards to the Managing Board and the Managing Board decides about the number of stock awards to members of the senior management and other eligible employees.

Since fiscal 2012, the allocation of stock awards as a share-based payment has been increasingly tied to corporate performance criteria. The target attainment for the performance criteria ranges between 0% and 200%.

Half of the annual target amount for stock awards is based on the average of earnings per share (EPS, basic) of the past three fiscal years. The target attainment determines the number of stock awards upon allocation. Settlement of these stock awards is in shares following the four-year restriction period.

The other half of the annual target amount for stock awards is based on the share price performance of Siemens shares relative to the share price performance of five important Siemens competitors (ABB, General Electric, Philips, Rockwell, Schneider) during the four-year restriction period. The target attainment is determined during the four-year restriction period for the stock awards and accordingly, determines the number of Siemens shares ultimately transferred following the restriction period. If the target attainment is up to 100%, settlement is in shares. If the target attainment exceeds 100% (up to 200%) an additional cash payment corresponding to the outperformance results.

Additionally one portion of the variable compensation component (bonus) for members of the Managing Board is granted in the form of non-forfeitable awards of Siemens stock (Bonus Awards).

Commitments to members of the Managing Board

In fiscal 2013 and 2012, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining an EPS-based target. The fair value of these entitlements amounting to €6 million in each of the fiscal years 2013 and 2012, was determined by calculating the present value of the target amount.

In fiscal 2013 and 2012, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining a prospective performance-based target of Siemens stock relative to five competitors. The fair value of these entitlements amounting to €7 million in each of the fiscal years 2013 and 2012, was calculated by applying a valuation model. Inputs to that model include an expected weighted volatility of Siemens shares of 24% in fiscal 2013 and 27% in fiscal 2012 and a market price of €78.94 in fiscal 2013 and €73.94 in fiscal 2012 per Siemens share. Expected volatility was determined by reference to historic volatilities in fiscal 2013 and by reference to implied volatilities in fiscal 2012. The model applies a risk-free interest rate of up to 0.8% in fiscal 2013 and up to 1.7% in fiscal 2012 and an expected dividend yield of 3.8% in fiscal 2013 and 4.1% in fiscal 2012. Assumptions concerning share price correlations were determined by reference to historic correlations.

Compensation expense related to stock awards is generally recognized over five years until they vest, including a restriction period of four years.

In fiscal 2013 and 2012, agreements were entered into which entitle members of the Managing Board to Bonus Awards contingent upon the target attainment. The fair value of these entitlements amounting to €5 million in each fiscal year reported, was determined by calculating the present value of the target amount. Compensation expense related to Bonus Awards is generally recognized over the vesting period of one year. Beneficiaries will receive one Siemens share without payment of consideration for each Bonus Award, following an additional waiting period of four years.

The remuneration system of the Managing Board and the changes in the stock awards held by Managing Board members are explained in detail at → B.4 COMPENSATION REPORT within chapter → B. CORPORATE GOVERNANCE.

Commitments to members of the senior management and other eligible employees

In fiscal 2013 and 2012, 1,308,171 and 1,080,609 stock awards were granted to members of the senior management and other eligible employees contingent upon attaining an EPS-based target. The fair value of these stock awards amounts to €85 million and €62 million, respectively, in fiscal 2013 and 2012 and corresponds to the target amount representing the EPS target attainment.

In fiscal 2013 and 2012, 849,908 and 947,945 stock awards were granted to members of the senior management and other eligible employees contingent upon attaining a prospective performance-based target of the Siemens stock relative to five competitors. The fair value of these stock awards amounting to €53 million and €58 million, respectively, in fiscal 2013 and 2012, of which €41 million and €46 million relate to equity instruments, was calculated by applying a valuation model. In fiscal 2013 and 2012, inputs to that model include an expected weighted volatility of Siemens shares of 24.32% and 25.33%, respectively, and a market price of €79.70 and €74.14 per Siemens share. Expected volatility was determined by reference to historic volatilities in fiscal 2013 and by reference to implied volatilities in fiscal 2012. The model applies a risk-free interest rate of up to 0.6% in fiscal 2013 and up to 1.8% in fiscal 2012 and an expected dividend yield of 3.76% in fiscal 2013 and 3.91% in fiscal 2012. Assumptions concerning share price correlations were determined by reference to historic correlations. Compensation expense related to these stock awards is recognized over four years until they vest.

The following table shows the changes in the stock awards held by members of the senior management and other eligible employees:

	Year ended September 30,	
	2013	2012
	Awards	Awards
Non-vested, beginning of period	**4,217,588**	3,857,315
Granted	**2,158,079**	2,028,554
Vested and transferred	**(1,073,355)**	(1,531,944)
Forfeited/settled	**(425,857)**[1]	(136,337)[1]
Non-vested, end of period	**4,876,455**	**4,217,588**

1 Consists of 101,192 and 111,776 forfeited and 324,665 and 24,561 settled awards, respectively, in fiscal 2013 and 2012

SHARE MATCHING PROGRAM AND ITS UNDERLYING PLANS

1. Share Matching Plan

In fiscal 2013 and 2012, the Company issued a new tranche under the Share Matching Plan. Senior managers of Siemens AG and participating Siemens companies may invest a specified percentage of their compensation in Siemens shares. Within a predetermined period in the first quarter of each fiscal year, plan participants decide on their investment amount for which investment shares are purchased. The shares are purchased at the market price at a predetermined date in the second quarter. Plan participants receive the right to one Siemens share without payment of consideration (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. Matching shares may be settled in newly issued shares of capital stock of Siemens AG, treasury shares or in cash. The settlement method will be determined by the Managing Board. Each fiscal year, the Managing Board decides whether or not to issue a new tranche under the Share Matching Plan.

2. Monthly Investment Plan

In fiscal 2013 and 2012, the Company issued a new tranche under the Monthly Investment Plan that is a further component of the Share Matching Plan and which is available for employees – other than senior managers – of Siemens AG and participating Siemens companies. Plan participants may invest a specified percentage of their compensation in Siemens shares on a monthly basis over a period of twelve months. The shares are purchased at market price at a predetermined date once a month. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If the Managing Board decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to matching shares under the same conditions applying to the Share Matching Plan described above. Each fiscal year the Managing Board decides, whether or not to issue a new tranche under the Monthly Investment Plan.

The Managing Board decided that shares acquired under the tranches issued in fiscal 2012 and 2011 are transferred to the Share Matching Plan as of February 2013 and February 2012, respectively.

3. Base Share Program

In fiscal 2013 and 2012, the Company issued a new tranche under the Base Share Program. Employees of Siemens AG and participating domestic Siemens companies can invest a fixed amount of their compensation into Siemens shares, sponsored by Siemens with a tax beneficial allowance. The shares are bought at market price at a predetermined date in the second quarter and grant the right to receive matching shares under the same conditions applying to the Share Matching Plan described above. Each fiscal year, the Managing Board decides whether or not to issue a new tranche under the Base Share Program. The fair value of the base share program equals the amount of the tax beneficial allowance sponsored by Siemens. In fiscal 2013 and 2012, the Company incurred pretax expense from continuing operations of €31 million and €29 million, respectively.

4. Resulting Matching Shares

	Year ended September 30,	
	2013	2012
	Entitlements to Matching Shares	Entitlements to Matching Shares
Outstanding, beginning of period	1,545,582	1,977,091
Granted	713,245	706,354
Vested and transferred	(351,548)	(1,037,292)
Forfeited	(140,307)	(57,596)
Settled	(33,475)	(42,975)
Outstanding, end of period	**1,733,497**	1,545,582

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair value. In fiscal 2013 and 2012, the weighted average grant-date fair value of the resulting matching shares is €57.77 and €50.35 per share respectively, based on the number of instruments granted.

JUBILEE SHARE PROGRAM

Under the Jubilee Share Program, eligible employees of Siemens AG and participating domestic Siemens companies receive jubilee shares after having been continuously employed by the Company for 25 and 40 years (vesting period), respectively. Generally, settlement of jubilee grants is in shares. Jubilee shares are measured at fair value considering biometrical factors. The fair value is determined as the market price of Siemens shares at grant date less the present value of dividends expected to be paid during the vesting period for which the employees are not entitled to. The weighted average fair value of each jubilee share granted in fiscal 2013 for the 25th and the 40th anniversary is €36.92 and €24.55, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €18.24 and €9.99, respectively, in fiscal 2013. The weighted average fair value of each jubilee share granted in fiscal 2012 for the 25th and the 40th anniversary is €39.45 and €29.88 respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €19.01 and €13.12 respectively, in fiscal 2012.

In fiscal 2013 and 2012, 0.29 million and 0.43 million jubilee shares were granted; 0.18 million and 0.16 million were transferred, 0.12 million and 0.48 million forfeited, resulting in an outstanding balance of 4.68 million and 4.69 million jubilee shares as of September 30, 2013 and 2012. Considering biometrical factors, 3.28 million and 3.29 million jubilee shares are expected to vest as of September 30, 2013 and 2012.

NOTE 34 Personnel costs

	Year ended September 30,	
(in millions of €)	2013	2012
Wages and salaries	21,874	20,633
Statutory social welfare contributions and expenses for optional support payments	3,389	3,354
Expenses relating to post-employment benefits	1,148	886
	26,411	**24,873**

Item Expenses relating to post-employment benefits includes service costs for the period. Interest from post-employment benefits is included in line items interest income (expenses).

Wages and salaries, statutory social welfare contributions and expenses for optional support payments and expenses relating to post-employment benefits for continuing and discontinued operations amounts to €28,163 million and €27,009 million in fiscal 2013 and 2012.

The average number of employees in fiscal years 2013 and 2012 was 362.4 thousand and 362.9 thousand, respectively (based on continuing operations). Part-time employees are included on a proportionate basis. The employees were engaged in the following activities:

	Year ended September 30,	
(in thousands)	2013	2012
Manufacturing and services	224.2	221.3
Sales and marketing	73.6	76.9
Research and development	29.8	29.5
Administration and general services	34.9	35.2
	362.4	362.9

The average number of employees in fiscal years 2013 and 2012 was 394.9 thousand and 408.5 thousand, respectively (based on continuing and discontinued operations). Thereof, in fiscal 2013 and 2012, 248.3 thousand and 255.6 thousand employees were engaged in manufacturing and services, 78.2 thousand and 83.2 thousand employees were engaged in sales and marketing, 31.8 thousand and 32.4 thousand employees were in research and development and 36.6 thousand and 37.3 thousand employees were in administration and general services in fiscal 2013 and 2012, respectively.

NOTE 35 Earnings per share

	Year ended September 30,	
(shares in thousands, earnings per share in €)	2013	2012
Income from continuing operations	4,212	4,642
Less: Portion attributable to non-controlling interest	120	132
Income from continuing operations attributable to shareholders of Siemens AG	4,093	4,510
Weighted average shares outstanding – basic	843,819	876,053
Effect of share-based payment	8,433	8,259
Weighted average shares outstanding – diluted	852,252	884,311
Basic earnings per share (from continuing operations)	**€4.85**	€5.15
Diluted earnings per share (from continuing operations)	**€4.80**	€5.10

Share-based payment plans are dilutive at the Income from continuing operations level and so, in accordance with IAS 33, Earnings per Share, have been treated as dilutive for the purpose of diluted earnings per share. The diluted loss per share from discontinued operations is lower than basic loss per share from discontinued operations because of the effect of losses on discontinued operations.

The dilutive earnings per share computation in fiscal 2013 and 2012 does not contain 21,674 thousand shares relating to warrants issued with bonds. The inclusion of those shares would have been antidilutive in the years presented. In the future, the warrants could potentially dilute basic earnings per share.

NOTE 36 Segment information

Segment information is presented for continuing operations.

DESCRIPTION OF REPORTABLE SEGMENTS

The four Sectors comprise manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens' origins in the electrical business field.

Energy – offers a wide spectrum of products, solutions and services for generating and transmitting power, and for extracting, converting and transporting oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry.

Healthcare – offers customers a comprehensive portfolio of medical solutions across the treatment chain – ranging from medical imaging to in-vitro diagnostics to interventional systems and clinical information technology systems – all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Financial Services (SFS), financing to assist customers in purchasing the Sector's products.

Industry – offers a broad spectrum of products, services and solutions that help customers use resources and energy more efficiently, improve productivity, and increase flexibility. The Sector's integrated technologies and holistic solutions primarily address industrial customers, particularly those in the process and manufacturing industries. The portfolio spans industry automation, industrial software, drive products and services, system integration, and solutions for industrial plant businesses.

Infrastructure & Cities – offers a wide range of technologies for increasing the sustainability of metropolitan centers and urban infrastructures worldwide, such as integrated mobility solutions, building and security systems, power distribution equipment, smart grid applications and low and medium-voltage products.

Equity Investments – comprises equity stakes held by Siemens that are either accounted for by the equity method, at cost or as current available-for-sale financial assets and are not allocated to a Sector, SFS, Centrally managed portfolio activities, SRE, Corporate items or Corporate Treasury for strategic reasons.

Financial Services (SFS) – provides a variety of financial services and products to other Siemens units and their customers and to third parties. SFS has three strategic pillars: supporting Siemens units with finance solutions for their customers, managing financial risks of Siemens and offering third-party finance services and products.

RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens' reportable segments:

Centrally managed portfolio activities – generally includes activities intended for divestment or closure as well as activities remaining from divestments and discontinued operations such as from Siemens IT Solutions and Services and from the former Com business.

Siemens Real Estate (SRE) – owns and manages the Siemens real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management.

Corporate items and pensions – includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized or when the activities are classified as discontinued operations. Pensions includes the Company's pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities.

Eliminations, Corporate Treasury and other reconciling items – comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company's Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

MEASUREMENT – SEGMENTS

Accounting policies for Segment information are generally the same as those used for Siemens, described in → NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Intersegment transactions are based on market prices.

Profit of the Sectors and of Equity Investments:

Siemens' Managing Board is responsible for assessing the performance of the segments. The Company's profitability measure of the Sectors and Equity Investments is earnings before financing interest, certain pension costs, and income taxes as determined by the chief operating decision maker (Profit). Profit excludes various categories of items, not allocated to the Sectors and Equity Investments, which management does not regard as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues; for financing issues regarding Equity Investments see paragraph below. The major categories of items excluded from Profit are presented below.

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors and Equity Investments and interest expenses on payables to suppliers. Borrowing costs capitalized as part of qualifying long-term projects are not part of financing interest. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments.

Similarly, decision-making regarding essential pension items is done centrally. Accordingly, Profit primarily includes amounts related to service cost of pension plans only, while all other regularly recurring pension related costs – including charges for the German pension insurance association and plan administration costs – are included in line item Corporate items and pensions. Curtailments are a partial payback with regard to past service cost that affect Segment Profit.

Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.

The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors' and Equity Investments' performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and (or) Centrally managed portfolio activities or have a corporate or central character.

Central infrastructure costs are primarily allocated to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in installments in all four quarters.

Profit of Equity Investments mainly comprises income (loss) from investments presented in Equity Investments, such as the share in the earnings of associates or dividends from investments not accounted for under the equity method, income (loss) from the sale of interests in investments, impairment of investments and reversals of impairments. It also includes interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments.

Profit of the segment SFS:

Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors and Equity Investments interest income and expenses is an important source of revenue and expense of SFS.

Asset measurement principles:

Management determined Assets as a measure to assess capital intensity of the Sectors and Equity Investments (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. A Division of Infrastructure & Cities includes the project-specific intercompany financing of a long-term project. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities, e.g. trade payables, to derive Assets. Equity Investments may include certain shareholder loans granted to investments reported in Equity Investments. In contrast, Assets of SFS is Total assets.

Orders:

Orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.

Free cash flow definition:

Segment information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors and Equity Investments constitutes cash flows from operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest, except for cases where interest on qualifying assets is capitalized or classified as contract costs and it also excludes non-cash income tax as well as certain other payments and proceeds. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments. Pension curtailments are a partial payback with regard to past service cost that affect segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

Amortization, depreciation and impairments:

Amortization, depreciation and impairments presented in Segment information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairment. Goodwill impairment is excluded.

Measurement – Centrally managed portfolio activities and SRE:

Centrally managed portfolio activities follow the measurement principles of the Sectors. SRE applies the measurement principles of SFS; Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

RECONCILIATION TO SIEMENS' CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles total Assets of the Sectors, Equity Investments and SFS to Total assets of Siemens' Consolidated Statements of Financial Position:

	September 30,	
(in millions of €)	2013	2012
Assets of Sectors	24,886	23,364
Assets of Equity Investments	1,767	2,715
Assets of SFS	18,661	17,405
Total segment assets	**45,314**	**43,484**
Reconciliation:		
Assets Centrally managed portfolio activities	(267)	(448)
Assets SRE	4,747	5,018
Assets of Corporate items and pensions[1]	(11,252)	(11,693)
Eliminations, Corporate Treasury and other reconciling items of Segment information:		
Asset-based adjustments:		
Intragroup financing receivables and investments	40,850	22,046
Tax-related assets	3,924	4,453
Liability-based adjustments:		
Post-employment benefits	9,265	9,801
Liabilities	39,336	42,072
Eliminations, Corporate Treasury, other items[2]	(29,981)	(6,482)
Total Eliminations, Corporate Treasury and other reconciling items of Segment information[1]	63,393	71,889
Total assets in Siemens' Consolidated Statements of Financial Position	**101,936**	**108,251**

1 In accordance with Siemens' segment measurement principles, effects from adopting IAS 19R retrospectively increased Assets of line item Corporate items and pension by €147 million and decreased line item Total Eliminations, Corporate Treasury and other reconciling items by €176 million compared to previously reported amounts as of September 30, 2012.

2 Includes assets and liabilities reclassified in connection with discontinued operations.

In fiscal years 2013 and 2012, Corporate items and pensions in the column Profit includes €(419) million and €(261) million related to Corporate items, as well as €(420) million and €(407) million related to Pensions, respectively. Remaining costs in connection with Siemens IT Solutions and Services charged to Corporate items in fiscal 2013 and 2012 amount to €58 million and €118 million. Effects from asset retirement obligations for environmental clean-up costs impacted Corporate items with €50 million and €19 million in fiscal 2013 and 2012, respectively. Legal and regulatory matters contributed positive effects to Corporate items in fiscal 2012.

ADDITIONAL SEGMENT INFORMATION

For the years ended September 30, 2013 and 2012, Profit of SFS includes interest income of €873 million and €778 million, respectively and interest expenses of €317 million and €316 million, respectively.

NOTE 37 Information about geographies

(in millions of €)	Revenue by location of customer Year ended September 30, 2013	2012	Revenue by location of companies Year ended September 30, 2013	2012
Europe, C.I.S.,[1] Africa, Middle East	**39,874**	39,947	**44,337**	44,957
Americas	**20,916**	22,078	**20,828**	21,793
Asia, Australia	**15,092**	15,370	**10,717**	10,645
Siemens	**75,882**	**77,395**	**75,882**	**77,395**
thereof Germany	***10,750***	*11,049*	***19,115***	*19,909*
thereof foreign countries	***65,132***	*66,346*	***56,766***	*57,487*
thereof U.S	***14,179***	*15,946*	***16,056***	*17,062*

1 Commonwealth of Independent States.

(in millions of €)	Non-current assets September 30, 2013	2012
Europe, C.I.S.,[1] Africa, Middle East	**17,404**	16,009
Americas	**12,598**	13,723
Asia, Australia	**2,752**	2,695
Siemens	**32,755**	32,427
thereof Germany	***6,510***	*6,446*
thereof U.S.	***11,205***	*12,133*

1 Commonwealth of Independent States.

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

NOTE 38 Related party transactions

JOINT VENTURES AND ASSOCIATES

Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm's length terms. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2013 see → NOTE 18 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD and → NOTE 42 LIST OF SUBSIDIARIES AND ASSOCIATED COMPANIES PURSUANT TO SECTION 313 PARA. 2 OF THE GERMAN COMMERCIAL CODE. Information regarding our subsidiaries, joint ventures and associated companies for fiscal 2012 are presented in the List of subsidiaries and associated companies published separately in the German Electronic Federal Gazette (elektronischer Bundesanzeiger).

Sales of goods and services and other income from transactions with joint ventures and associates as well as purchase of goods and services and other expenses from transactions with joint ventures and associates are as follows:

(in millions of €)	Sales of goods and services and other income Year ended September 30, 2013	2012	Purchases of goods and services and other expenses Year ended September 30, 2013	2012
Joint ventures	**336**	432	**12**	16
Associates	**1,008**	528	**214**	228
	1,345	**959**	**226**	**244**

Receivables from joint ventures and associates and liabilities to joint ventures and associates are as follows:

(in millions of €)	Receivables September 30, 2013	2012	Liabilities September 30, 2013	2012
Joint ventures	**54**	49	**12**	23
Associates	**222**	145	**121**	241
	276	**194**	**133**	**264**

As of September 30, 2013 and 2012, loans given to joint ventures and associates amounted to €17 million and €60 million, respectively. In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates. In fiscal 2013 and 2012, the review resulted in net losses related to valuation allowances totaling €27 million and net gains related to valuation allowances totaling €7 million, respectively. As of September 30, 2013 and 2012, valuation allowances amounted to €42 million and €37 million, respectively. In fiscal 2013, Siemens increased its net investment in EN by €102 million. The carrying amount remains €0 by applying the equity method. For further information see → NOTE 7 INCOME (LOSS) FROM INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD, NET.

As of September 30, 2013 and 2012, guarantees to joint ventures and associates amounted to €2,789 million and €4,769 million, respectively, including the HERKULES obligations of €1,890 million and €2,290 million, respectively. As of September 30, 2012 the NSN obligations were included. For additional information regarding the HERKULES obligations as well as for information regarding guarantees in connection with the contribution of the SEN operations into EN see → NOTE 28 COMMITMENTS AND CONTINGENCIES. As of September 30, 2013 and 2012, guarantees to joint ventures amounted to €431 million and €474 million, respectively. As of September 30, 2013 and 2012, the Company had commitments to make capital contributions of €187 million and €176 million to its joint ventures and associates, therein €107 million and €113 million related to joint ventures, respectively. For a loan raised by a joint venture, which is secured by a Siemens guarantee, Siemens granted an additional collateral. As of September 30, 2013 and 2012 the outstanding amount totaled to €134 million and €139 million, respectively. As of September 30, 2013 and 2012 there were loan commitments to joint ventures and associates amounting to €90 million and €144 million, respectively, therein €90 million and €94 million, respectively related to joint ventures.

PENSION ENTITIES

For information regarding the funding of our pension plans refer to → NOTE 23 POST-EMPLOYMENT BENEFITS.

RELATED INDIVIDUALS

Related individuals include the members of the Managing Board and Supervisory Board.

In fiscal 2013 and 2012 members of the Managing Board received cash compensation of €17.0 million and €17.4 million. The fair value of stock-based compensation amounted to €17.6 million and €22.2 million for 213,394 and 345,382 Stock Awards, respectively, in fiscal 2013 and 2012. In fiscal 2013 and 2012 the Company granted contributions under the BSAV to members of the Managing Board totaling €6.4 million and €5.7 million.

Therefore in fiscal 2013 and 2012, compensation and benefits, attributable to members of the Managing Board amounted to €41.0 million and €45.3 million in total, respectively.

In addition, in connection with termination of Managing Board membership, compensatory payments amounting to €20.4 million (gross) and one-time special contributions amounting to €3.1 million to the BSAV were agreed. It was also agreed that these members of the Managing Board receive their long-term stock-based compensation for fiscal 2013 (41,554 Stock Awards), which will be settled in cash, and is included in the above mentioned stock-based compensation amount. The Company has furthermore agreed to reimburse out-of-pocket expenses up to a maximum of €130,000 plus value-added tax. The 175,382 Stock Awards that were granted in the past and for which the restriction period is still in effect, will be absolutely maintained. The respective fair value of these stock awards at grant date amounted to €11.5 million.

In fiscal 2013 and 2012, expense related to share-based payment and to the Share Matching Program amounted to €23.2 million (including the above mentioned Stock Awards in connection with the departure from members of the Managing Board) and €16.0 million, respectively. For additional information regarding the Share Matching Program see → NOTE 33 SHARE-BASED PAYMENT.

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of Section 314 para. 1 No. 6 b of the German Commercial Code totaling €33.1 million (including €18.2 million in connection with the above mentioned departure from a member of the Managing Board) and €15.8 million in fiscal 2013 and 2012.

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their survivors as of September 30, 2013 and 2012 amounted to €192.5 million and €181.6 million. For additional information see → NOTE 23 POST-EMPLOYMENT BENEFITS.

Compensation attributable to members of the Supervisory Board comprises in fiscal 2013 and 2012 of a base compensation and additional compensation for committee work and amounted to €4.9 million and €4.8 million (including meeting fees), respectively.

No loans and advances from the Company are provided to members of the Managing Board and Supervisory Board.

Information regarding the remuneration of the members of the Managing Board and Supervisory Board is disclosed on an individual basis in the Compensation Report, which is part of the Combined Management Report. The chapter → B.4 COMPENSATION REPORT is presented within the chapter → B. CORPORATE GOVERNANCE.

In fiscal 2013 and 2012, no other major transactions took place between the Company and the other members of the Managing Board and the Supervisory Board.

Some of our board members hold, or in the last year have held, positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services on arm's length terms. Michael Diekmann is the Chairman of the Board of Management of Allianz SE. Our transactions with Allianz Group are conducted on arm's length basis and include insurance business and asset management.

NOTE 39 Principal accountant fees and services

Fees related to professional services rendered by the Company's principal accountant, EY, for fiscal 2013 and 2012 were as follows:

	Year ended September 30,	
(in millions of €)	2013	2012
Type of fees		
Audit fees	45.6	44.2
Audit-related fees	10.2	10.6
Tax fees	0.1	0.4
All other services	0.4	–
Total	**56.3**	**55.2**

Audit fees and audit-related fees consist of fees associated with the services pre-approved by the Audit Committee described below. Tax fees and all other services require specific pre-approval by the Audit Committee. The tax fees primarily include fees for support services provided in connection with assistance for competent authority procedures according to Article 25 of the OECD Model Tax Convention regarding transfer pricing issues as well as for tax compliance advice on transition services from acquisitions. All other services consist of advisory services provided by EY for a transitional period until the end of fiscal 2013 after they acquired one of Siemens' IT-suppliers in the area of supply chain management in June 2013 and an attestation service not related to the financial statements.

In fiscal 2013, 50% of the total fees related to Ernst&Young GmbH Wirtschaftsprüfungsgesellschaft, Germany.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

In accordance with German law, Siemens' independent auditor is appointed by the Annual Shareholders' Meeting based on a recommendation of the Supervisory Board. The Audit Committee of the Supervisory Board prepares the board's recommendation on the election of the Company's independent auditor. Subsequent to the auditor's appointment, the Audit Committee engages the auditor and in its sole authority approves the terms and scope of the audit and all audit engagement fees. In addition, it monitors the auditor's independence.

In order to ensure the integrity of independent audits, Siemens' Audit Committee has established a policy to approve all audit and permissible audit-related services provided by our independent auditor prior to the auditor's engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by Siemens' independent auditor. Under the policies, the Company's independent auditor is not allowed to perform any non-audit services which either (1) may impair the auditor's independence under applicable German regulations or the rules and regulations of the International Ethics Standards Board for Accountants (IESBA), the International Federation of Accountants (IFAC), the U.S. Securities and Exchange Commission (SEC) or the Public Company Accounting Oversight Board (PCAOB) or (2) which can be more effectively or economically provided by another provider, even if permissible under the relevant independence rules. Furthermore, the Audit Committee has limited the sum total of all fees that may be incurred during a fiscal year for non-audit services, including audit-related services, tax services and other services, to 30% of the audit fees agreed upon for the respective fiscal year.

The Audit Committee has generally pre-approved the performance by EY of audit and audit-related services, including among others the following:

AUDIT SERVICES

> Annual audit of Siemens' Consolidated Financial Statements and its internal control over financial reporting;
> Quarterly review of Siemens' interim consolidated financial statements;
> Audit and review services that are required by statute or regulation, including statutory audits of financial statements of Siemens AG and of its subsidiaries under the rules of their respective countries;
> Opening balance sheet audits in connection with acquisitions, including audits with regard to the allocation of purchase prices.

AUDIT-RELATED SERVICES

> Voluntary local GAAP audits;
> Due diligence relating to actual or contemplated acquisitions and carve-outs, including consultation in accounting matters;
> Post-closing audits;
> Carve-out audits and attestation services in the context of carve-outs;
> Certification services required by regulation, law or contractual agreement;
> Consultation concerning financial accounting and reporting standards based on the auditor's knowledge of Siemens-specific circumstances, including:
  > Accounting advice relating to actual or contemplated transactions or events;
  > Advice on the introduction and review of new or revised accounting guidelines and requirements;
  > Training regarding accounting-related topics;
> Comfort letters;
> Employee benefit plan audits;
> ISAE 3402 / SSAE 16 reports;
> Attestation services subject to regulatory requirements, including regulatory advice;
> Attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment;
> Attestation of compliance with provisions or calculations required by agreements;
> Attest services in accordance with applicable standards, other than audit services required by statute or other regulation.

Services that are not generally pre-approved as audit or audit-related services require specific pre-approval by the Audit Committee. An approval may not be granted if the service falls into a category of services not permitted by current law or if it is inconsistent with ensuring the auditor's independence, as expressed in the four principles promulgated by the U.S. Securities and Exchange Commission: (1) an auditor may not act as management or an employee of the audit client; (2) an auditor may not audit his or her own work; (3) an auditor may not serve in an advocacy role for his or her client; and (4) an auditor may not provide services creating a mutual or conflicting interest between itself and the audit client.

While non-audit-related services are not prohibited by law, except for certain types of non-audit services enumerated in the SEC's rules, the Audit Committee has decided as a matter of policy not to engage the principal accountant to provide non audit-related services unless there is a compelling advantage to the Company in using the principal accountant and it can clearly be demonstrated that there is no impairment of independence.

NOTE 40 Corporate Governance

The Managing Board and the Supervisory Board of Siemens Aktiengesellschaft provided the declaration required by Section 161 of the German stock corporation law (AktG) as of October 1, 2013, which is available on the Company's website at WWW.SIEMENS.COM/GCG-CODE.

The Managing Board and the Supervisory Board of IBS AG excellence, collaboration, manufacturing, currently Siemens' sole German publicly traded subsidiary which is included in the Consolidated Financial Statements provided the declaration required by Section 161 of the German stock corporation law (AktG) as of December 27, 2012, which is available at WWW.IBS-AG.DE/EN/COMPANY/INVESTOR-RELATIONS/CORPORATE-GOVERNANCE.

NOTE 41 Subsequent events

After the end of fiscal 2013, Siemens signed an agreement to sell its business for treating and processing municipal and industrial water and wastewater that are bundled in the Siemens Water Technologies Business Unit, as well as the related service activities, to funds managed by American European Associates Investors LP (AEA), U.S., for a purchase price of €640 million. Closing of the transaction is subject to approval by regulatory authorities and is expected in the first half of fiscal 2014.

In November 2013, Siemens announced a share buyback of up to €4 billion ending latest on October 31, 2015. The buybacks will be made under the current authorization granted at the Annual Shareholders' Meeting on January 25, 2011, which allows for further share repurchases of a maximum of 47.8 million shares under this program. Shares repurchased may be used for cancelling and reducing capital stock, for issuing shares to current and former employees, to members of the Managing Board and board members of affiliated companies and for meeting obligations from or in connection with convertible bonds or warrant bonds.

NOTE 42 List of subsidiaries and associated companies pursuant to Section 313 para. 2 of the German Commercial Code

September 30, 2013	Equity interest in %
Subsidiaries	
Germany (126 companies)	
Airport Munich Logistics and Services GmbH, Hallbergmoos	100
Alpha Verteilertechnik GmbH, Cham	100[10]
Anlagen- und Rohrleitungsbau Ratingen GmbH, Ratingen	100[7]
AS AUDIO-SERVICE Gesellschaft mit beschränkter Haftung, Herford	100
Atecs Mannesmann GmbH, Erlangen	100
Berliner Vermögensverwaltung GmbH, Berlin	100[10]
BWI Services GmbH, Meckenheim	100[10]
CAPTA Grundstücksgesellschaft mbH & Co. KG i.L., Grünwald	100[9]
CAPTA Grundstücks-Verwaltungsgesellschaft mbH, Grünwald	100
DA Creative GmbH, Munich	100
Dade Behring Beteiligungs GmbH, Eschborn	100
Dade Behring Grundstücks GmbH, Marburg	100
EDI – USS Umsatzsteuersammelrechnungen und Signaturen GmbH & Co. KG, Munich	100[9]
EDI – USS Verwaltungsgesellschaft mbH, Munich	100[7]
evosoft GmbH, Nuremberg	100[10]
FACTA Grundstücks-Entwicklungsgesellschaft mbH & Co. KG, Munich	100[9]
HanseCom Gesellschaft für Informations- und Kommunikationsdienstleistungen mbH, Hamburg	74
HSP Hochspannungsgeräte GmbH, Troisdorf	100[10]
IBS Aktiengesellschaft excellence, collaboration, manufacturing, Höhr-Grenzhausen	8[illegible]
IBS Business Consulting GmbH, Höhr-Grenzhausen	100
IBS SINIC GmbH, Neu-Anspach	100
ILLIT Grundstücks-Verwaltungsgesellschaft mbH & Co. KG i.L., Grünwald	100[9]
ILLIT Grundstücksverwaltungs-Management GmbH, Grünwald	85
Immosuisse GmbH Immobilien Management i.L., Berlin	100
IPGD Grundstücksverwaltungs-Gesellschaft mbH, Grünwald	100
Jawa Power Holding GmbH, Erlangen	100[10]
KompTime GmbH, Munich	100[10]
Lincas Electro Vertriebsgesellschaft mbH, Hamburg	100
LINCAS Export Services GmbH, Hamburg	100[10]
LMS Deutschland GmbH, Kaiserslautern	100
Mannesmann Demag Krauss-Maffei GmbH, Munich	100
Mechanik Center Erlangen GmbH, Erlangen	100[10]
messMa GmbH, Irxleben	100
OPTIO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Tübingen KG, Grünwald	100[9]
Partikeltherapiezentrum Kiel Holding GmbH, Erlangen	100[10]
PETscape GmbH, Erlangen	100[10]
Project Ventures Butendiek Holding GmbH, Erlangen	100[10]
Projektbau-Arena-Berlin GmbH, Grünwald	100[10]
R & S Restaurant Services GmbH, Munich	100
REMECH Systemtechnik GmbH, Kamsdorf	100[10]
RHG Vermögensverwaltung GmbH, Berlin	100[10]
RISICOM Rückversicherung AG, Grünwald	100
Samtech Deutschland GmbH, Hamburg	100
SeaRenergy Offshore Projects GmbH & Cie. KG, Hamburg	100
Siemens Audiologische Technik GmbH, Erlangen	100
Siemens Bank GmbH, Munich	100
Siemens Beteiligungen Inland GmbH, Munich	100[10]
Siemens Beteiligungen Management GmbH, Grünwald	100[7]
Siemens Beteiligungen USA GmbH, Berlin	100[10]
Siemens Beteiligungsverwaltung GmbH & Co. OHG, Grünwald	100[9]
Siemens Building Technologies Holding GmbH, Grünwald	100
Siemens Convergence Creators GmbH & Co. KG, Hamburg	100[9]
Siemens Convergence Creators Management GmbH, Hamburg	100[7]
Siemens Energy Automation GmbH, Erlangen	100[10]
Siemens Finance & Leasing GmbH, Munich	100[10]
Siemens Financial Services GmbH, Munich	100[10]
Siemens Fonds Invest GmbH, Munich	100[10]
Siemens Fuel Gasification Technology GmbH & Co. KG, Freiberg	100[9]
Siemens Fuel Gasification Technology Verwaltungs GmbH, Freiberg	100[7]
Siemens Global Innovation Partners Management GmbH, Munich	100[7]
Siemens Grundstücksmanagement GmbH & Co. OHG, Grünwald	100[9]
Siemens Gusstechnik GmbH, Chemnitz	100
Siemens Healthcare Diagnostics GmbH, Eschborn	100
Siemens Healthcare Diagnostics Holding GmbH, Eschborn	100
Siemens Healthcare Diagnostics Products GmbH, Marburg	100
Siemens Immobilien Chemnitz-Voerde GmbH, Grünwald	100[10]
Siemens Industriegetriebe GmbH, Penig	100[10]
Siemens Industriepark Karlsruhe GmbH & Co. KG, Grünwald	100[9]
Siemens Industry Automation Holding AG, Munich	100[10]

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b German Commercial Code.
10 Exemption pursuant to Section 264 (3) German Commercial Code.

September 30, 2013	Equity interest in %
Siemens Industry Software GmbH & Co. KG, Cologne	100[9]
Siemens Industry Software Management GmbH, Cologne	100[7]
Siemens Insulation Center GmbH & Co. KG, Zwönitz	100[9]
Siemens Insulation Center Verwaltungs-GmbH, Zwönitz	100[7]
Siemens Medical Solutions Health Services GmbH, Erlangen	100
Siemens Nixdorf Informationssysteme GmbH, Grünwald	100
Siemens Novel Businesses GmbH, Munich	100[10]
Siemens Postal, Parcel & Airport Logistics GmbH & Co. KG, Constance	100[7]
Siemens Postal, Parcel & Airport Logistics Verwaltungs GmbH, Constance	100[7]
Siemens Power Control GmbH, Langen	100[10]
Siemens Private Finance Versicherungs- und Kapitalanlagenvermittlungs-GmbH, Munich	100[10]
Siemens Project Ventures GmbH, Erlangen	100[10]
Siemens Real Estate GmbH & Co. OHG, Grünwald	100[9]
Siemens Real Estate Management GmbH, Grünwald	100[7]
Siemens Spezial-Investmentaktiengesellschaft mit TGV, Munich	100
Siemens Technology Accelerator GmbH, Munich	100[10]
Siemens Technopark Berlin Verwaltungs GmbH, Grünwald	100[7]
Siemens Technopark Mülheim GmbH & Co. KG, Grünwald	100[9]
Siemens Technopark Mülheim Verwaltungs GmbH, Grünwald	100[7]
Siemens Technopark Nürnberg GmbH & Co. KG, Grünwald	100[9]
Siemens Technopark Nürnberg Verwaltungs GmbH, Grünwald	100
Siemens Treasury GmbH, Munich	100[10]
Siemens Turbomachinery Equipment GmbH, Frankenthal	100[10]
Siemens VAI Metals Technologies GmbH, Willstätt-Legelshurst	100[10]
Siemens Venture Capital GmbH, Munich	100[10]
Siemens Water Technologies GmbH, Günzburg	100[7]
Siemens Wind Power GmbH, Hamburg	100[10]
SILLIT Grundstücks-Verwaltungsgesellschaft mbH, Munich	100
SIM 16. Grundstücksverwaltungs- und -beteiligungs-GmbH & Co. KG, Munich	100[9]
SIM 2. Grundstücks-GmbH & Co. KG, Grünwald	100[9]
SIMAR Nordost Grundstücks-GmbH, Grünwald	100[10]
SIMAR Nordwest Grundstücks-GmbH, Grünwald	100[10]
SIMAR Ost Grundstücks-GmbH, Grünwald	100[10]
SIMAR Süd Grundstücks-GmbH, Grünwald	100[10]
SIMAR West Grundstücks-GmbH, Grünwald	100[10]
SIMOS Real Estate GmbH, Munich	100[10]
SKAG Fonds C1, Munich	100
SKAG Fonds S7, Munich	100
SKAG Fonds S8, Munich	100

September 30, 2013	Equity interest in %
SKAG Principals, Munich	100
Sky Eye Transportation Systems GmbH i.L., Braunschweig	100[7]
Steinmüller Engineering GmbH, Gummersbach	100
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2, Munich	99[3]
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 3, Munich	99[3]
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 4, Munich	99[3]
SYKATEC Systeme, Komponenten, Anwendungstechnologie GmbH, Erlangen	100[10]
Technopark Berlin Wohlrabedamm GmbH, Grünwald	94
TGB Technisches Gemeinschaftsbüro GmbH, Kassel	100
TLT-Turbo GmbH, Zweibrücken	100
Trench Germany GmbH, Bamberg	100[10]
Turbine Airfoil Coating and Repair GmbH, Berlin	100
Verwaltung SeaRenergy Offshore Projects GmbH, Hamburg	100[7]
VIB Verkehrsinformationsagentur Bayern GmbH, Munich	51
VMZ Berlin Betreibergesellschaft mbH, Berlin	100
VR-LEASING IKANA GmbH & Co. Immobilien KG, Eschborn	94[3]
VVK Versicherungsvermittlungs- und Verkehrskontor GmbH, Munich	100[10]
Weiss Spindeltechnologie GmbH, Schweinfurt	100
Europe, Commonwealth of Independent States (C.I.S.), Africa, Middle East (without Germany) (277 companies)	
ESTEL Rail Automation SPA, Algiers / Algeria	51
Siemens Spa, Algiers / Algeria	100
Siemens S.A., Luanda / Angola	51
ComBuild Kommunikations & Gebäudetechnologie GmbH, Vienna / Austria	100
ETM professional control GmbH, Eisenstadt / Austria	100
Hochquellstrom-Vertriebs GmbH, Vienna / Austria	100
IBS Engineering Consulting Software GmbH in Liqu., Linz / Austria	100
ITH icoserve technology for healthcare GmbH, Innsbruck / Austria	69
KDAG Beteiligungen GmbH, Vienna / Austria	100
Landis & Staefa (Österreich) GmbH, Vienna / Austria	100
Landis & Staefa GmbH, Vienna / Austria	100
Saudi VOEST-ALPINE GmbH, Linz / Austria	100
Siemens Aktiengesellschaft Österreich, Vienna / Austria	100
Siemens Convergence Creators GmbH, Eisenstadt / Austria	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b German Commercial Code.
10 Exemption pursuant to Section 264 (3) German Commercial Code.

September 30, 2013	Equity interest in %
Siemens Convergence Creators GmbH, Vienna / Austria	100
Siemens Convergence Creators Holding GmbH, Vienna / Austria	100
Siemens Gebäudemanagement & -Services G.m.b.H., Vienna / Austria	100
Siemens Healthcare Diagnostics GmbH, Vienna / Austria	100
Siemens Industry Software GmbH, Linz / Austria	100
Siemens Konzernbeteiligungen GmbH, Vienna / Austria	100
Siemens Liegenschaftsverwaltung GmbH, Vienna / Austria	100
Siemens Personaldienstleistungen GmbH, Vienna / Austria	100
Siemens Urban Rail Technologies Holding GmbH, Vienna / Austria	100
Siemens VAI Metals Technologies GmbH, Linz / Austria	100
Steiermärkische Medizinarchiv GesmbH, Graz / Austria	52
Trench Austria GmbH, Leonding / Austria	100
URT Urban Rail Technologies Holding GmbH, Vienna / Austria	50[1]
VVK Versicherungs-Vermittlungs- und Verkehrs-Kontor GmbH, Vienna / Austria	100
Siemens W.L.L., Manama / Bahrain	51
Leuven Measurement & Systems Belgium BVBA, Leuven / Belgium	100
LMS Engineering NV, Leuven / Belgium	100
LMS International NV, Leuven / Belgium	100
LMS Numerical Technologies NV, Leuven / Belgium	100
Oktopus S.A./N.V., Brussels / Belgium	100
Samtech SA, Angleur / Belgium	60
Siemens Healthcare Diagnostics SA, Brussels / Belgium	100
Siemens Industry Software NV, Anderlecht / Belgium	100
Siemens Product Lifecycle Management Software II (BE) BVBA, Anderlecht / Belgium	100
Siemens S.A./N.V., Anderlecht / Belgium	100
Siemens d.o.o., Banja Luka / Bosnia and Herzegovina	100
Siemens d.o.o. Sarajevo, Sarajevo / Bosnia and Herzegovina	100
Siemens Pty. Ltd., Gaborone / Botswana	100
Siemens EOOD, Sofia / Bulgaria	100
Koncar Power Transformers d.o.o., Zagreb / Croatia	51
Siemens Convergence Creators d.o.o., Zagreb / Croatia	100
Siemens d.d., Zagreb / Croatia	98
J. N. Kelly Security Holding Limited, Larnaka / Cyprus	100
Kintec Cyprus Ltd, Larnaka / Cyprus	100
OEZ s.r.o., Letohrad / Czech Republic	100
Siemens Audiologická Technika s.r.o., Prague / Czech Republic	100
Siemens Convergence Creators, s.r.o., Prague / Czech Republic	100
Siemens Electric Machines s.r.o., Drasov / Czech Republic	100
Siemens Industry Software, s.r.o., Prague / Czech Republic	100
Siemens, s.r.o., Prague / Czech Republic	100
Siemens A/S, Ballerup / Denmark	100
Siemens Healthcare Diagnostics ApS, Ballerup / Denmark	100
Siemens Höreapparater A/S, Copenhagen / Denmark	100
Siemens Industry Software A/S, Allerød / Denmark	100
Siemens Wind Power A/S, Brande / Denmark	100
NEM Energy Egypt LLC, Alexandria / Egypt	100
Siemens Healthcare Diagnostics S.A.E, Cairo / Egypt	100
Siemens Ltd. for Trading, Cairo / Egypt	100
Siemens Technologies S.A.E., Cairo / Egypt	90
Siemens Healthcare Diagnostics OY, Espoo / Finland	100
Siemens Osakeyhtiö, Espoo / Finland	100
Flender-Graffenstaden SAS, Illkirch-Graffenstaden / France	100
LMS France S.A.R.L, Paris / France	100
LMS Imagine, Roanne / France	100
PETNET Solutions SAS, Saint-Denis / France	100
Preactor Europe SAS, Dardilly / France	100
Samtech France SA, Massy / France	100
Siemens Audiologie S.A.S., Saint-Denis / France	100
Siemens Financial Services SAS, Saint-Denis / France	100
Siemens France Holding, Saint-Denis / France	100
Siemens Healthcare Diagnostics S.A.S., Saint-Denis / France	100
Siemens Industry Software SAS, Vélizy-Villacoublay / France	100
Siemens Lease Services SAS, Saint-Denis / France	100
Siemens S.A.S., Saint-Denis / France	100
Siemens Transmission & Distribution SAS, Grenoble / France	100
Siemens VAI Metals Technologies SAS, Savigneux / France	100
Trench France S.A.S., Saint-Louis / France	100
Tecnomatix Technologies (Gibraltar) Limited, Gibraltar / Gibraltar	100
Broadcastle Finance Limited, Stoke Poges, Buckinghamshire / Great Britain	100
Broadcastle Ltd., Stoke Poges, Buckinghamshire / Great Britain	100
Electrium Sales Limited, Frimley, Surrey / Great Britain	100
eMeter International Limited, Frimley, Surrey / Great Britain	100
GyM Renewables Limited, Frimley, Surrey / Great Britain	100
GyM Renewables ONE Limited, Frimley, Surrey / Great Britain	100
Leuven Measurements & Systems UK Limited, Frimley, Surrey / Great Britain	100
Marine Current Turbines Limited, Frimley, Surrey / Great Britain	100
Preactor International Limited, Chippenham, Wiltshire / Great Britain	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b German Commercial Code.
10 Exemption pursuant to Section 264 (3) German Commercial Code

September 30, 2013	Equity interest in %
Project Ventures Rail Investments I Limited, Frimley, Surrey/Great Britain	100
Samtech UK Limited, Frimley, Surrey/Great Britain	100
SBS Pension Funding (Scotland) Limited Partnership, Edinburgh/Great Britain	57[3]
Sea Generation (Brough Ness) Limited, Frimley, Surrey/Great Britain	100
Sea Generation (Kyle Rhea) Limited, Frimley, Surrey/Great Britain	100
Sea Generation (Wales) Ltd., Frimley, Surrey/Great Britain	100
Sea Generation Limited, Frimley, Surrey/Great Britain	100
Siemens Financial Services Holdings Ltd., Stoke Poges, Buckinghamshire/Great Britain	100
Siemens Financial Services Ltd., Stoke Poges, Buckinghamshire/Great Britain	100
Siemens Healthcare Diagnostics Ltd., Frimley, Surrey/Great Britain	100
Siemens Healthcare Diagnostics Manufacturing Ltd, Frimley, Surrey/Great Britain	100
Siemens Healthcare Diagnostics Products Ltd, Frimley, Surrey/Great Britain	100
Siemens Hearing Instruments Ltd., Crawley, Sussex/Great Britain	100
Siemens Holdings plc, Frimley, Surrey/Great Britain	100
Siemens Industrial Turbomachinery Ltd., Frimley, Surrey/Great Britain	100
Siemens Industry Software Limited, Frimley, Surrey/Great Britain	100
Siemens Pension Funding (General) Limited, Frimley, Surrey/Great Britain	100
Siemens Pension Funding (Scotland) Limited, Edinburgh/Great Britain	100[7]
Siemens Pension Funding Limited, Frimley, Surrey/Great Britain	100
Siemens plc, Frimley, Surrey/Great Britain	100
Siemens Postal, Parcel & Airport Logistics Limited, Frimley, Surrey/Great Britain	100[7]
Siemens Protection Devices Limited, Frimley, Surrey/Great Britain	100
Siemens Rail Automation Holdings Limited, Frimley, Surrey/Great Britain	100
Siemens Rail Automation Limited, Frimley, Surrey/Great Britain	100

September 30, 2013	Equity interest in %
Siemens Rail Systems Project Holdings Limited, Frimley, Surrey/Great Britain	100
Siemens Rail Systems Project Limited, Frimley, Surrey/Great Britain	100
Siemens Real Estate Ltd., Frimley, Surrey/Great Britain	100
Siemens Transmission & Distribution Limited, Frimley, Surrey/Great Britain	100
Siemens VAI Metals Technologies Limited, Frimley, Surrey/Great Britain	100
Siemens Water Technologies Limited, Frimley, Surrey/Great Britain	100[7]
The Preactor Group Limited, Chippenham, Wiltshire/Great Britain	100
Tronic Ltd., Frimley, Surrey/Great Britain	100
VA TECH (UK) Ltd., Frimley, Surrey/Great Britain	100
VA Tech Reyrolle Distribution Ltd., Frimley, Surrey/Great Britain	100
VA TECH T & D UK Ltd., Frimley, Surrey/Great Britain	100
VTW Anlagen UK Ltd., Banbury, Oxfordshire/Great Britain	100
Kintec A.E., Athens/Greece	100
Siemens A.E., Elektrotechnische Projekte und Erzeugnisse, Athens/Greece	100
Siemens Healthcare Diagnostics ABEE, Athens/Greece	100
evosoft Hungary Szamitastechnikai Kft., Budapest/Hungary	100
Siemens Audiológiai Technika Kereskedelmi és Szolgáltató Korlátolt Felelösségü Tarsaság, Budapest/Hungary	100
Siemens PSE Program- és Rendszerfejlesztö Kft., Budapest/Hungary	100
Siemens Zrt., Budapest/Hungary	100
Siemens Sherkate Sahami (Khass), Teheran/Iran	97
Europlex Technologies (Ireland) Limited, Dublin/Ireland	100
iMetrex Technologies Limited, Dublin/Ireland	100
Siemens Limited, Dublin/Ireland	100
Robcad Limited, Airport City/Israel	100
RuggedCom Ltd., Herzliya/Israel	100
Siemens Concentrated Solar Power Ltd., Beit Shemesh/Israel	100
Siemens Industry Software Ltd., Airport City/Israel	100
Siemens Israel Ltd., Tel Aviv/Israel	100
Siemens Product Lifecycle Management Software 2 (IL) Ltd., Airport City/Israel	100
UGS Israeli Holdings (Israel) Ltd., Airport City/Israel	100
HV-Turbo Italia S.r.l., Mornago/Italy	51
LMS Italiana S.r.l., Turin/Italy	100
Samtech Italiana S.r.l., Milan/Italy	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b German Commercial Code
10 Exemption pursuant to Section 264 (3) German Commercial Code

September 30, 2013	Equity interest in %
Siemens Healthcare Diagnostics S.r.l., Milan / Italy	100
Siemens Hearing Instruments Italy S.r.l., Milan / Italy	100
Siemens Industry Software S.r.l, Milan / Italy	100
Siemens Renting S.p.A. in Liquidazione, Milan / Italy	100
Siemens S.p.A., Milan / Italy	100
Siemens Transformers S.p.A., Trento / Italy	100
Trench Italia S.r.l., Savona / Italy	100
TurboCare S.p.A., Turin / Italy	100
Turboservice Torino S.p.A., Turin / Italy	100[7]
Siemens TOO, Almaty / Kazakhstan	100
Siemens Kenya Ltd., Nairobi / Kenya	100
Siemens Electrical & Electronic Services K.S.C.C., Kuwait City / Kuwait	49[2]
Tecnomatix Technologies SARL, Luxembourg / Luxembourg	100
TFM International S.A. i.L., Luxembourg / Luxembourg	100
Siemens d.o.o. Podgorica, Podgorica / Montenegro	100
SCIENTIFIC MEDICAL SOLUTION DIAGNOSTICS S.A.R.L., Casablanca / Morocco	100
Siemens Plant Operations Tahaddart SARL, Tanger / Morocco	100
Siemens S.A., Casablanca / Morocco	100
Siemens Lda., Maputo / Mozambique	100
Siemens Pty. Ltd., Windhoek / Namibia	100
LMS Instruments BV, Breda / Netherlands	100
NEM Energy B.V., Leiden / Netherlands	100
NEM Energy Holding B.V., The Hague / Netherlands	100
Siemens Audiologie Techniek B.V., The Hague / Netherlands	100
Siemens Diagnostics Holding II B.V., The Hague / Netherlands	100
Siemens Finance B.V., The Hague / Netherlands	100
Siemens Financieringsmaatschappij N.V., The Hague / Netherlands	100
Siemens Gas Turbine Technologies Holding B.V., The Hague / Netherlands	65
Siemens Healthcare Diagnostics B.V., Amersfoort / Netherlands	100
Siemens Industry Software B.V., s-Hertogenbosch / Netherlands	100
Siemens International Holding B.V., The Hague / Netherlands	100
Siemens Medical Solutions Diagnostics Holding I B.V., The Hague / Netherlands	100
Siemens Nederland N.V., The Hague / Netherlands	100
Siemens Train Technologies Holding B.V., The Hague / Netherlands	51
TurboCare B.V., Hengelo / Netherlands	100
Siemens Ltd., Lagos / Nigeria	100
Siemens AS, Oslo / Norway	100

September 30, 2013	Equity interest in %
Siemens Healthcare Diagnostics AS, Oslo / Norway	100
Siemens Høreapparater AS, Oslo / Norway	100
Siemens L.L.C., Muscat / Oman	51
Siemens Pakistan Engineering Co. Ltd., Karachi / Pakistan	66
Audio SAT Sp. z o.o., Poznan / Poland	100
Siemens Finance Sp. z o.o., Warsaw / Poland	100
Siemens Industry Software Sp. z o.o., Warsaw / Poland	100
Siemens Sp. z o.o., Warsaw / Poland	100
TurboCare Poland Spólka Akcyjna, Lubliniec / Poland	100
TurboCare Sp. z o.o., Wroclaw / Poland	80
Siemens Healthcare Diagnostics, Unipessoal Lda., Amadora / Portugal	100
Siemens S.A., Amadora / Portugal	100
Siemens W.L.L., Doha / Qatar	40[2]
LMS Romania S.R.L., Brasov / Romania	100
Siemens (AUSTRIA) PROIECT SPITAL COLTEA SRL, Bucharest / Romania	100
Siemens Convergence Creators S.R.L., Brasov / Romania	100
Siemens S.R.L., Bucharest / Romania	100
SIMEA SIBIU S.R.L., Sibiu / Romania	100
OOO Advanced Urban Rail Systems, Moscow / Russian Federation	100[7]
OOO Legion II, Moscow / Russian Federation	100
OOO Legion T2, Moscow / Russian Federation	100
OOO Russian Turbo Machinery, Perm / Russian Federation	51
OOO Siemens, Moscow / Russian Federation	100
OOO Siemens Elektroprivod, St. Petersburg / Russian Federation	66
OOO Siemens Gas Turbine Technologies, Novoe Devyatkino / Russian Federation	100
OOO Siemens High Voltage Products, Ufimsky District / Russian Federation	100
OOO Siemens Industry Software, Moscow / Russian Federation	100
OOO Siemens Train Technologies, Verkhnyaya Pyshma / Russian Federation	100
OOO Siemens Transformers, Voronezh / Russian Federation	100
OOO Siemens Urban Rail Technologies, Moscow / Russian Federation	100
Siemens Finance LLC, Vladivostok / Russian Federation	100
Siemens Research Center Limited Liability Company, Moscow / Russian Federation	100
Arabia Electric Ltd. (Equipment), Jeddah / Saudi Arabia	51
ISCOSA Industries and Maintenance Ltd., Riyadh / Saudi Arabia	51
Siemens Ltd., Jeddah / Saudi Arabia	51

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b German Commercial Code.
10 Exemption pursuant to Section 264 (3) German Commercial Code.

September 30, 2013	Equity interest in %
VA TECH T&D Co. Ltd., Riyadh/Saudi Arabia	51
Westinghouse Saudi Arabia Ltd., Riyadh/Saudi Arabia	100[7]
Siemens d.o.o. Beograd, Belgrade/Serbia	100
OEZ Slovakia, spol. s r.o., Bratislava/Slovakia	100
SAT Systémy automatizacnej techniky spol. s.r.o., Bratislava/Slovakia	60
Siemens Program and System Engineering s.r.o., Bratislava/Slovakia	100
Siemens s.r.o., Bratislava/Slovakia	100
SIPRIN s.r.o., Bratislava/Slovakia	100
Siemens d.o.o., Ljubljana/Slovenia	100
Dade Behring South Africa (Pty) Ltd, Randfontein/South Africa	100
Linacre Investments (Pty) Ltd., Kenilworth/South Africa	0[3]
Marqott (Proprietory) Limited, Pretoria/South Africa	100
Marqott Holdings (Pty.) Ltd., Pretoria/South Africa	100
Siemens (Proprietary) Limited, Midrand/South Africa	70
Siemens Building Technologies (Pty) Ltd., Midrand/South Africa	100
Siemens Employee Share Ownership Trust, Johannesburg/South Africa	0[3]
Siemens Healthcare Diagnostics (Pty.) Limited, Isando/South Africa	100
Siemens Hearing Solution (Pty.) Ltd., Randburg/South Africa	100
Siemens IT Solutions and Services (Pty) Ltd., Johannesburg/South Africa	100
Fábrica Electrotécnica Josa, S.A., Barcelona/Spain	100
Petnet Soluciones, S.L., Sociedad Unipersonal, Madrid/Spain	100
Samtech Iberica Engineering & Software Services S.L., Barcelona/Spain	100
Siemens Fire & Security Products, S.A., Madrid/Spain	100
Siemens Healthcare Diagnostics S.L., Barcelona/Spain	100
Siemens Holding S.L., Madrid/Spain	100
Siemens Industry Software S.L., Barcelona/Spain	100
Siemens POSTAL, PARCEL & AIRPORT LOGISTICS, S.L. Sociedad Unipersonal, Madrid/Spain	100[7]
Siemens Rail Automation Holding S.A., Madrid/Spain	100
Siemens Rail Automation S.A.U., Madrid/Spain	100
Siemens Renting S.A., Madrid/Spain	100
Siemens S.A., Madrid/Spain	100
Telecomunicación, Electrónica y Conmutación S.A., Madrid/Spain	100
Siemens AB, Upplands Väsby/Sweden	100
Siemens Financial Services AB, Stockholm/Sweden	100

September 30, 2013	Equity interest in %
Siemens Healthcare Diagnostics AB, Södertälje/Sweden	100
Siemens Industrial Turbomachinery AB, Finspong/Sweden	100
Siemens Industry Software AB, Kista/Sweden	100
Dade Behring Diagnostics AG, Düdingen/Switzerland	100
Huba Control AG, Würenlos/Switzerland	100
Siemens Audiologie AG, Adliswil/Switzerland	100
Siemens Fuel Gasification Technology Holding AG, Zug/Switzerland	100
Siemens Healthcare Diagnostics AG, Zurich/Switzerland	100
Siemens Industry Software AG, Zurich/Switzerland	100
Siemens Postal & Parcel Logistics Technologies AG, Zurich/Switzerland	100[7]
Siemens Power Holding AG, Zug/Switzerland	100
Siemens Schweiz AG, Zurich/Switzerland	100
Stadt/Land Immobilien AG, Zurich/Switzerland	100
Siemens Tanzania Ltd., Dar es Salaam/Tanzania	100
Siemens S.A., Tunis/Tunisia	100
Siemens Finansal Kiralama A.S., Istanbul/Turkey	100
Siemens Isitme Cihazlari Sanayi Ve Ticaret Anonim Sirketi, Istanbul/Turkey	100
Siemens Sanayi ve Ticaret A.S., Istanbul/Turkey	100
100% foreign owned subsidiary "Siemens Ukraine", Kiev/Ukraine	100
SD (Middle East) LLC, Dubai/United Arab Emirates	49[2]
Siemens LLC, Abu Dhabi/United Arab Emirates	49[2]
Siemens Middle East Limited, Masdar City/United Arab Emirates	100
Siemens Pvt. Ltd., Harare/Zimbabwe	100[7]
Americas (106 companies)	
Siemens IT Services S.A., Buenos Aires/Argentina	100
Siemens S.A., Buenos Aires/Argentina	100
VA TECH International Argentina SA, Buenos Aires/Argentina	100
Siemens Soluciones Tecnologicas S.A., Santa Cruz de la Sierra/Bolivia	100
Chemtech Servicos de Engenharia e Software Ltda., Rio de Janeiro/Brazil	100
Iriel Indústria Cómercio de Sistemas Electricos Ltda., Canoas/Brazil	100
LMS da América do Sul Servicos de Engenharia Ltda, São Paulo/Brazil	100
Siemens Aparelhos Auditivos Ltda., São Paulo/Brazil	100
Siemens Eletroeletronica Limitada, Manaus/Brazil	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b German Commercial Code.
10 Exemption pursuant to Section 264 (3) German Commercial Code.

September 30, 2013	Equity interest in %
Siemens Healthcare Diagnósticos Ltda., São Paulo / Brazil	100
Siemens Industry Software Ltda., São Caetano do Sul / Brazil	100
Siemens Ltda., São Paulo / Brazil	100
Siemens Rail Automation Ltda. , São Paulo / Brazil	100
Siemens SERVIÇOS DE MONITORAMENTO ELETRÔNICO LTDA., São Paulo / Brazil	100[7]
Siemens VAI Metals Services Ltda., Volta Redonda / Brazil	100
VAI – INGDESI Automation Ltda., Belo Horizonte / Brazil	100
Dade Behring Hong Kong Holdings Corporation, Tortola / British Virgin Islands	100
RuggedCom Inc., Ontario / Canada	100
Siemens Canada Ltd., Ontario / Canada	100
Siemens Financial Ltd., Oakville / Canada	100
Siemens Hearing Instruments Inc., Ontario / Canada	100
Siemens Industry Software Ltd., Ontario / Canada	100
Siemens Postal, Parcel & Airport Logistics Ltd., Oakville / Canada	100[7]
Siemens Transformers Canada Inc., Trois-Rivières / Canada	100
Siemens Water Technologies Ltd., Oakville / Canada	100
Trench Ltd., Saint John / Canada	100
Turbocare Canada Ltd., Calgary / Canada	100
Wheelabrator Air Pollution Control (Canada) Inc., Ontario / Canada	100
Siemens Healthcare Diagnostics Manufacturing Limited, George Town / Cayman Islands	100
Siemens S.A., Santiago de Chile / Chile	100
Siemens Manufacturing S.A., Bogotá / Colombia	100
Siemens S.A., Costado Sur – Tenjo / Colombia	100
Siemens Healthcare Diagnostics S.A., San José / Costa Rica	100
Siemens S.A., San José / Costa Rica	100
Siemens, S.R.L., Santo Domingo / Dominican Republic	100
Siemens S.A., Quito / Ecuador	100
Siemens S.A., San Salvador / El Salvador	100
Siemens HEALTHCARE DIAGNOSTICS GUATEMALA, S.A., Guatemala / Guatemala	99
Siemens S.A., Guatemala / Guatemala	100
Siemens S.A., Tegucigalpa / Honduras	100
Dade Behring, S.A. de C.V., México, D.F. / Mexico	100
Grupo Siemens S.A. de C.V., México, D.F. / Mexico	100
Indústria de Trabajos Eléctricos S.A. de C.V., Ciudad Juarez / Mexico	100
Ingdesi S.A. de C.V., Monterrey / Mexico	100
Proyectos de Energia S.A. de C.V., México, D.F. / Mexico	100

September 30, 2013	Equity interest in %
Siemens Healthcare Diagnostics, S. de R.L. de C.V., Mexico, D.F. / Mexico	100
Siemens Industry Software, SA de CV, Santa Fe / Mexico	100
Siemens Inmobiliaria S.A. de C.V., México, D.F. / Mexico	100
Siemens Innovaciones S.A. de C.V., México, D.F. / Mexico	100
Siemens Servicios S.A. de C.V., México, D.F. / Mexico	100
Siemens, S.A. de C.V., México, D.F. / Mexico	100
Siemens S.A., Managua / Nicaragua	100
Siemens Healthcare Diagnostics Panama, S.A, Panama City / Panama	100
Siemens S.A., Panama City / Panama	100
Siemens S.A.C., Lima / Peru	100
Siemens S.A., Montevideo / Uruguay	100
Siemens Telecomunicaciones S.A., Montevideo / Uruguay	100
Audiology Distribution, LLC, Wilmington, DE / USA	100
eMeter Corporation, Wilmington, DE / USA	100
FCE International, LLC, Huntingdon Valley, PA / USA	100
HearUSA IPA, Inc., New York, NY / USA	100
HearX West LLC, West Palm Beach, FL / USA	50[2]
HearX West, Inc., Los Angeles, CA / USA	100
IBS America, Inc., Lexington, MA / USA	100
LMS North America, Inc., Wilmington, DE / USA	100
Mannesmann Corporation, New York, NY / USA	100
NEM USA Corp., Wilmington, DE / USA	100
Nimbus Technologies, LLC, Bingham Farms, MI / USA	100
P.E.T.NET Houston, LLC, Austin, TX / USA	51
Pace Global, LLC, Wilmington, DE / USA	100
PETNET Indiana LLC, Indianapolis, IN / USA	50[1]
PETNET Solutions Cleveland, LLC, Wilmington, DE / USA	63
PETNET Solutions, Inc., Knoxville, TN / USA	100
Preactor North America Inc., Dallas, TX / USA	100
Siemens Capital Company LLC, Wilmington, DE / USA	100
Siemens Convergence Creators Corp., Wilmington, DE / USA	100[7]
Siemens Corporation, Wilmington, DE / USA	100
Siemens Credit Warehouse, Inc., Wilmington, DE / USA	100
Siemens Demag Delaval Turbomachinery, Inc., Wilmington, DE / USA	100
Siemens Electrical, LLC, Wilmington, DE / USA	100
Siemens Energy, Inc., Wilmington, DE / USA	100
Siemens Financial Services, Inc., Wilmington, DE / USA	100
Siemens Financial, Inc., Wilmington, DE / USA	100
Siemens Fossil Services, Inc., Wilmington, DE / USA	100
Siemens Generation Services Company, Wilmington, DE / USA	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b German Commercial Code.
10 Exemption pursuant to Section 264 (3) German Commercial Code.

September 30, 2013	Equity interest in %
Siemens Government Technologies, Inc., Wilmington, DE/USA	100
Siemens Healthcare Diagnostics Inc., Los Angeles, CA/USA	100
Siemens Hearing Instruments, Inc., Wilmington, DE/USA	100
Siemens Industry, Inc., Wilmington, DE/USA	100
Siemens Medical Solutions USA, Inc., Wilmington, DE/USA	100
Siemens Molecular Imaging, Inc., Wilmington, DE/USA	100
Siemens Postal, Parcel & Airport Logistics LLC, Wilmington, DE/USA	100[7]
Siemens Power Generation Service Company, Ltd., Wilmington, DE/USA	100
Siemens Product Lifecycle Management Software Inc., Wilmington, DE/USA	100
Siemens Public, Inc., Wilmington, DE/USA	100
Siemens Rail Automation Carborne Systems Inc., Harrisburg, PA/USA	100
Siemens Rail Automation Corporation, Wilmington, DE/USA	100
Siemens Treated Water Outsourcing Corp., Wilmington, DE/USA	100
Siemens USA Holdings, Inc., Wilmington, DE/USA	100
Siemens Water Technologies LLC, Wilmington, DE/USA	100
SMI Holding LLC, Wilmington, DE/USA	100
TurboCare, Inc., Wilmington, DE/USA	100
Wheelabrator Air Pollution Control Inc., Baltimore, MD/USA	100
Winergy Drive Systems Corporation, Wilmington, DE/USA	100
Siemens Rail Automation, C.A., Caracas/Venezuela	100
Siemens S.A., Caracas/Venezuela	100
Asia, Australia (147 companies)	
Australia Hospital Holding Pty Limited, Bayswater/Australia	100
Exemplar Health (NBH) 2 Pty Limited, Bayswater/Australia	100[7]
Exemplar Health (NBH) Holdings 2 Pty Limited, Bayswater/Australia	100
Exemplar Health (NBH) Trust 2, Bayswater/Australia	100
Exemplar Health (SCUH) 3 Pty Limited, Bayswater/Australia	100[7]
Exemplar Health (SCUH) 4 Pty Limited, Bayswater/Australia	100[7]
Exemplar Health (SCUH) Holdings 3 Pty Limited, Bayswater/Australia	100
Exemplar Health (SCUH) Holdings 4 Pty Limited, Bayswater/Australia	100
Exemplar Health (SCUH) Trust 3, Bayswater/Australia	100
Exemplar Health (SCUH) Trust 4, Bayswater/Australia	100
Kaon Consulting Pty. Ltd., Loganholme QLD/Australia	100[7]
Kaon Electric Pty. Ltd., Loganholme QLD/Australia	100[7]

September 30, 2013	Equity interest in %
Kaon Holdings Pty. Ltd., Loganholme QLD/Australia	100[7]
Memcor Australia Pty. Ltd., South Windsor/Australia	100
Siemens Hearing Instruments Pty. Ltd., Bayswater/Australia	100
Siemens Ltd., Bayswater/Australia	100
Siemens Rail Automation Holding Pty. Ltd., Clayton/Australia	100
Siemens RAIL AUTOMATION INVESTMENT PTY. LTD., Clayton/Australia	100
Siemens RAIL AUTOMATION PTY. LTD., Clayton/Australia	100
Siemens Water Technologies Pty Ltd, Bayswater/Australia	100[7]
Westinghouse McKenzie-Holland Pty Ltd, Clayton/Australia	100
Siemens Bangladesh Ltd., Dhaka/Bangladesh	100
Beijing Siemens Cerberus Electronics Ltd., Beijing/China	100
Chengdu KK&K Power Fan Co., Ltd., Chengdu/China	51
DPC (Tianjin) Co., Ltd., Tianjin/China	100
GIS Steel & Aluminum Products Co., Ltd. Hangzhou, Hangzhou/China	51
IBS Industrial Business Software (Shanghai), Ltd., Shanghai/China	100
LMS (Beijing) Technology Co. Ltd, Beijing/China	100
MWB (Shanghai) Co Ltd., Shanghai/China	65
Siemens Building Technologies (Tianjin) Ltd., Tianjin/China	70
Siemens Business Information Consulting Co.,Ltd, Beijing/China	100
Siemens Circuit Protection Systems Ltd., Shanghai/China	75
Siemens Eco-City Innovation Technologies (Tianjin) Co., Ltd., Tianjin/China	60[7]
Siemens Electrical Apparatus Ltd., Suzhou/China	100
Siemens Electrical Drives (Shanghai) Ltd., Shanghai/China	100
Siemens Electrical Drives Ltd., Tianjin/China	85
Siemens Factory Automation Engineering Ltd., Beijing/China	100
Siemens Finance and Leasing Ltd., Beijing/China	100
Siemens Financial Services Ltd., Beijing/China	100
Siemens Gas Turbine Parts Ltd., Shanghai/China	51
Siemens Healthcare Diagnostics (Shanghai) Co. Ltd., Shanghai/China	100
Siemens Hearing Instruments (Suzhou) Co. Ltd., Suzhou/China	100
Siemens High Voltage Circuit Breaker Co., Ltd., Hangzhou/China	51
Siemens High Voltage Switchgear Co., Ltd. Shanghai, Shanghai/China	51
Siemens High Voltage Switchgear Guangzhou Ltd., Guangzhou/China	94

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b German Commercial Code.
10 Exemption pursuant to Section 264 (3) German Commercial Code.

September 30, 2013	Equity interest in %
Siemens Industrial Automation Ltd., Shanghai, Shanghai/China	100
Siemens Industrial Turbomachinery (Huludao) Co. Ltd., Huludao/China	84
Siemens Industry Software (Shanghai) Co., Ltd., Shanghai/China	100
Siemens International Trading Ltd., Shanghai, Shanghai/China	100
Siemens Investment Consulting Co., Ltd., Beijing/China	100
Siemens Ltd., China, Beijing/China	100
Siemens Manufacturing and Engineering Centre Ltd., Shanghai/China	51
Siemens Mechanical Drive Systems (Tianjin) Co., Ltd., Tianjin/China	100
Siemens Medical Solutions Diagnostics Ltd., Beijing/China	100
Siemens Medium Voltage Switching Technologies (Wuxi) Ltd., Wuxi/China	85
Siemens Numerical Control Ltd., Nanjing/China	80
Siemens PLM Software (Shenzhen) Limited, Shenzhen/China	100
Siemens Power Automation Ltd., Nanjing/China	100
Siemens Power Equipment Packages Co. Ltd., Shanghai, Shanghai/China	65
Siemens Power Plant Automation Ltd., Nanjing/China	100
Siemens Rail Automation Technical Consulting Services (Beijing) Co. Ltd., Beijing/China	100[7]
Siemens Real Estate Management (Beijing) Ltd., Co., Beijing/China	100
Siemens Sensors & Communication Ltd., Dalian/China	100
Siemens Shanghai Medical Equipment Ltd., Shanghai/China	100
Siemens Shenzhen Magnetic Resonance Ltd., Shenzhen/China	100
Siemens Signalling Co. Ltd., Xi'an, Xian/China	70
Siemens Special Electrical Machines Co. Ltd., Changzhi/China	77
Siemens Standard Motors Ltd., Jiangsu, Yizheng/China	100
Siemens Surge Arresters Ltd., Wuxi/China	100
Siemens Switchgear Co. Ltd., Shanghai/China	55
Siemens Technology Development (Beijing) Ltd. Corp., Beijing/China	90
Siemens Transformer (Guangzhou) Co., Ltd., Guangzhou/China	63
Siemens Transformer (Jinan) Company Ltd., Jinan/China	90
Siemens Transformer (Wuhan) Company Ltd., Wuhan City/China	100
Siemens VAI Manufacturing (Taicang) Co., Ltd., Taicang/China	100

September 30, 2013	Equity interest in %
Siemens VAI Metals Technologies Co., Ltd., Shanghai, Shanghai/China	100
Siemens Venture Capital Co., Ltd., Beijing/China	100
Siemens Water Technologies and Engineering (Tianjin) Co., Ltd., Tianjin/China	68
Siemens Water Technologies Ltd., Beijing/China	100
Siemens Wind Power Blades (Shanghai) Co., Ltd., Shanghai/China	100
Siemens Wind Power Turbines (Shanghai) Co. Ltd., Shanghai/China	49[2]
Siemens Wiring Accessories Shandong Ltd., Zibo/China	100
Siemens X-Ray Vacuum Technology Ltd., Wuxi/China	100
Smart Metering Solutions (Changsha) Co. Ltd., Changsha/China	60
Trench High Voltage Products Ltd., Shenyang, Shenyang/China	65
Winergy Drive Systems (Tianjin) Co. Ltd., Tianjin/China	100
Yangtze Delta Manufacturing Co. Ltd., Hangzhou, Hangzhou/China	51
Asia Care Holding Limited, Hong Kong/Hong Kong	100[7]
SAMTECH HK Ltd, Hong Kong/Hong Kong	100
Siemens Healthcare Diagnostics Limited, Hong Kong/Hong Kong	100
Siemens Industry Software Limited, Hong Kong/Hong Kong	100
Siemens Ltd., Hong Kong/Hong Kong	100
LMS India Engineering Solutions Pvt Ltd, Chennai/India	100
PETNET Radiopharmaceutical Solutions Pvt. Ltd., New Delhi/India	100
Powerplant Performance Improvement Ltd., New Delhi/India	50[1]
Preactor Software India Private Limited, Bangalore/India	100
Siemens Convergence Creators Private Limited, Mumbai/India	100
Siemens Financial Services Private Limited, Mumbai/India	100
Siemens Hearing Instruments Pvt. Ltd., Bangalore/India	100
Siemens Industry Software (India) Private Limited, New Delhi/India	100
Siemens Ltd., Mumbai/India	75
Siemens Postal and Parcel Logistics Technologies Private Limited, Mumbai/India	100[7]
Siemens Postal Parcel & Airport Logistics Private Limited, Mumbai/India	100
Siemens Rail Automation Pvt. Ltd., Bangalore/India	100
Siemens Technology and Services Private Limited, Mumbai/India	100
P.T. Siemens Indonesia, Jakarta/Indonesia	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b German Commercial Code
10 Exemption pursuant to Section 264 (3) German Commercial Code

September 30, 2013	Equity interest in %
PT. Siemens Industrial Power, Kota Bandung / Indonesia	60
Siemens Hearing Instruments Batam, PT, Batam / Indonesia	100
Acrorad Co., Ltd., Okinawa / Japan	57
Best Sound K.K., Sagamihara / Japan	93
LMS Japan KK, Kanagawa / Japan	100
Siemens Healthcare Diagnostics K.K., Tokyo / Japan	100
Siemens Hearing Instruments K.K., Tokyo / Japan	100
Siemens Industry Software K.K., Tokyo / Japan	100
Siemens Japan Holding K.K., Tokyo / Japan	100
Siemens Japan K.K., Tokyo / Japan	100
Siemens Product Lifecycle Management Software II (JP) K.K., Tokyo / Japan	100
LMS Korea Co. Ltd, Seoul / Korea	100
Siemens Industry Software Ltd., Seoul / Korea	100
Siemens Ltd. Seoul, Seoul / Korea	100
Siemens PETNET Korea Co. Ltd., Seoul / Korea	100
HRSG Systems (Malaysia) SDN. BHD., Kuala Lumpur / Malaysia	100
Reyrolle (Malaysia) Sdn. Bhd., Kuala Lumpur / Malaysia	100
Siemens Malaysia Sdn. Bhd., Petaling Jaya / Malaysia	100
Siemens Subsea Systems SDN. BHD, Kuala Lumpur / Malaysia	100
Siemens Transportation Turnkey Systems Sdn. Bhd., Petaling Jaya / Malaysia	100
Siemens Water Technologies SDN. BHD., Petaling Jaya / Malaysia	100[7]
VA TECH Malaysia Sdn.Bhd., Kuala Lumpur / Malaysia	100
Siemens (N.Z.) Limited, Auckland / New Zealand	100
Dade Behring Diagnostics Philippines, Inc., Manila / Philippines	100
Siemens Power Operations, Inc., Manila / Philippines	100
Siemens, Inc., Manila / Philippines	100
PETNET Solutions Private Limited, Singapore / Singapore	100
RuggedCom Asia Pte. Ltd., Singapore / Singapore	100
Siemens Industry Software Pte. Ltd., Singapore / Singapore	100
Siemens Medical Instruments Pte. Ltd., Singapore / Singapore	100
Siemens Postal, Parcel & Airport Logistics PTE. LTD., Singapore / Singapore	100[7]
Siemens Pte. Ltd., Singapore / Singapore	100
Siemens Rail Automation Pte. Ltd., Singapore / Singapore	100
Siemens Water Technologies Pte. Ltd., Singapore / Singapore	100[7]
Siemens Industry Software (TW) Co., Ltd., Taipei / Taiwan	100
Siemens Ltd., Taipei / Taiwan	100
Siemens Limited, Bangkok / Thailand	99
Siemens Water Technologies Limited, Bangkok / Thailand	100[7]

September 30, 2013	Equity interest in %
VA TECH Holding (Thailand) Co. Ltd., Bangkok / Thailand	100
VA TECH Transmission & Distribution Co. Ltd., Bangkok / Thailand	100
Siemens Ltd., Ho Chi Minh City / Vietnam	100
Associated companies and joint ventures	
Germany (30 companies)	
Advanced Power AG und Siemens Project Ventures GmbH in GbR, Hamburg	50
ATS Projekt Grevenbroich GmbH, Schüttorf, Schüttorf	25[8]
BELLIS GmbH, Braunschweig	49[8]
BSH Bosch und Siemens Hausgeräte GmbH, Munich	50
BWI Informationstechnik GmbH, Meckenheim	50[4]
DKS Dienstleistungsgesellschaft f. Kommunikationsanlagen des Stadt- und Regionalverkehrs mbH, Cologne	49[8]
EMIS Electrics GmbH, Lübbenau / Spreewald	49
FEAG Fertigungscenter für Elektrische Anlagen GmbH, Erlangen	49[8]
HANSATON Akustik GmbH, Hamburg	50[8]
IFTEC GmbH & Co. KG, Leipzig	50
Infineon Technologies Bipolar GmbH & Co. KG, Warstein	40
Infineon Technologies Bipolar Verwaltungs-GmbH, Warstein	40[8]
Innovative Wind Concepts GmbH, Husum	50
LIB Verwaltungs-GmbH, Leipzig	50[8]
Maschinenfabrik Reinhausen GmbH, Regensburg	26
MeVis BreastCare GmbH & Co. KG, Bremen	49
MeVis BreastCare Verwaltungsgesellschaft mbH, Bremen	49[8]
OWP Butendiek GmbH & Co. KG, Bremen	23
Partikeltherapiezentrum Kiel GmbH & Co. KG, Kiel	50[8]
Power Vermögensbeteiligungsgesellschaft mbH Die Erste, Hamburg	50[8]
PTZ Partikeltherapiezentrum Kiel Management GmbH, Wiesbaden	50[8]
Siemens Venture Capital Fund 1 GmbH, Munich	100[4,8]
Siemens-Electrogeräte GmbH, Munich	100[4,8]
SKAG Eurocash, Munich	11[6]
SKAG Qualität & Dividende Europa, Munich	34
Symeo GmbH, Neubiberg	65[4,8]
Transrapid International Verwaltungsgesellschaft mbH i.L., Berlin	50[8]
Voith Hydro Holding GmbH & Co. KG, Heidenheim	35
Voith Hydro Holding Verwaltungs GmbH, Heidenheim	35[8]
Wustermark Energie GKW Beteiligungs-GmbH, Hamburg	50[8]

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b German Commercial Code.
10 Exemption pursuant to Section 264 (3) German Commercial Code.

September 30, 2013	Equity interest in %
Europe, Commonwealth of Independent States (C.I.S.), Africa, Middle East (without Germany) (63 companies)	
Arelion GmbH, Hagenberg im Mühlkreis / Austria	25[8]
Aspern Smart City Research GmbH, Vienna / Austria	44[8]
Aspern Smart City Research GmbH & Co KG, Vienna / Austria	44
E-Mobility Provider Austria GmbH, Vienna / Austria	50[8]
E-Mobility Provider Austria GmbH & Co KG, Vienna / Austria	50
Oil and Gas ProServ LLC, Baku / Azerbaijan	25[8]
Dils Energie NV, Brussels / Belgium	50
T-Power NV, Brussels / Belgium	20
Meomed s.r.o., Prerov / Czech Republic	47[8]
A2SEA A/S, Fredericia / Denmark	49
Compagnie Electrique de Bretagne, S.A.S., Paris / France	40
TRIXELL S.A.S., Moirans / France	25
Breesea Limited, London / Great Britain	50
Cross London Trains Holdco 2 Limited, London / Great Britain	33
Gwynt y Mor Offshore Wind Farm Limited, Swindon, Wiltshire / Great Britain	10[6]
Heron Wind Limited, London / Great Britain	33
Lincs Renewable Energy Holdings Limited, London / Great Britain	50
Njord Limited, London / Great Britain	33
Odos Imaging Ltd., Edinburgh / Great Britain	50[8]
Optimus Wind Limited, London / Great Britain	50
Plessey Holdings Ltd., Frimley, Surrey / Great Britain	50[8]
Pyreos Limited, Edinburgh / Great Britain	37[8]
Sesmos Limited, Edinburgh / Great Britain	50[8]
SMart Wind Limited, London / Great Britain	50
SMart Wind SPC 5 Limited, London / Great Britain	50[8]
SMart Wind SPC 6 Limited, London / Great Britain	50[8]
SMart Wind SPC 7 Limited, London / Great Britain	50[8]
SMart Wind SPC 8 Limited, London / Great Britain	50[8]
Unincorporated Joint Venture Gwynt y Mor, Swindon, Wiltshire / Great Britain	10[6]
Eviop-Tempo A.E. Electrical Equipment Manufacturers, Vassiliko / Greece	48
Szeged Energia Zrt., Szeged / Hungary	50
Arava Power Company Ltd., D.N. Eilot / Israel	40[8]
Global Sun Israel, L.P., D.N. Eilot / Israel	35
Metropolitan Transportation Solutions Ltd., Rosh HaAyin / Israel	20[8]
Transfima GEIE, Turin / Italy	42[8]
Transfima S.p.A., Milan / Italy	49[8]
VAL 208 Torino GEIE, Milan / Italy	86[4,8]

September 30, 2013	Equity interest in %
Temir Zhol Electrification LLP, Astana / Kazakhstan	49
Solutions & Infrastructure Services Limited, Gzira / Malta	50
Energie Electrique de Tahaddart S.A., Tanger / Morocco	20
Enterprise Networks Holdings B.V., Amsterdam / Netherlands	49
Infraspeed Maintainance B.V., Zoetermeer / Netherlands	46
Ural Locomotives Holding Besloten Vennootschap, The Hague / Netherlands	50
VOEST-ALPINE Technical Services Ltd., Abuja / Nigeria	40[8]
Wirescan AS, Torp / Norway	27[8]
Rousch (Pakistan) Power Ltd., Karachi / Pakistan	26
Windfarm Polska II Sp. z o.o., Koszalin / Poland	50[8]
OOO Northern Capital Express, Moscow / Russian Federation	25[8]
OOO Transconverter, Moscow / Russian Federation	35[8]
OOO UniPower Transmission Solutions, Region Moskau Krasnogorsky District / Russian Federation	50
OOO VIS Automation mit Zusatz "Ein Gemeinschaftsunternehmen von VIS und Siemens", Moscow / Russian Federation	49
ZAO Interautomatika, Moscow / Russian Federation	46
ZAO Nuclearcontrol, Moscow / Russian Federation	40[8]
ZAO Systema-Service, St. Petersburg / Russian Federation	26
Impilo Consortium (Pty.) Ltd., La Lucia / South Africa	31
Merida Power, S.L., Madrid / Spain	50[8]
Nertus Mantenimiento Ferroviario y Servicios S.A., Barcelona / Spain	51[4]
Soleval Renovables S.L., Sevilla / Spain	50
Solucia Renovables 1, S.L., Lebrija (Sevilla) / Spain	50
Termica AFAP S.A., Villacanas / Spain	23[8]
Certas AG, Zurich / Switzerland	50
Interessengemeinschaft TUS, Männedorf / Switzerland	50
Zentrum Oberengstringen AG, Oberengstringen / Switzerland	42[8]
Americas (12 companies)	
Cia Técnica de Engenheria Eletrica Sucursal Argentina VA TECH ARGENTINA S.A. Union transitoria de Empresas, Buenos Aires / Argentina	30[8]
BritePointe, Inc., Dover, DE / USA	40[8]
Brockton Power Company LLC, Boston, MA / USA	23
Brockton Power Holdings Inc., Boston, MA / USA	25[8]
Brockton Power Properties, Inc., Boston, MA / USA	25[8]
Cyclos Semiconductor, Inc., Dover, DE / USA	32

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b German Commercial Code.
10 Exemption pursuant to Section 264 (3) German Commercial Code.

September 30, 2013	Equity interest in %
PhSiTh LLC, New Castle, DE / USA	33
Power Properties Inc., Boston, MA / USA	25[8]
Rether networks, Inc., Berkeley, CA / USA	30
Siemens First Capital Commercial Finance, LLC, Oklahoma City, OK / USA	51[4]
Treated Water Outsourcing, a Nalco/U.S. Filter Joint Venture, Naperville, IL / USA	50
Innovex Capital En Tecnologia, C.A., Caracas / Venezuela	20[6]
Asia, Australia (21 companies)	
Exemplar Health (NBH) Partnership, Melbourne / Australia	50
Exemplar Health (SCUH) Partnership, Sydney / Australia	50
ChinaInvent (Shanghai) Instrument Co., Ltd, Shanghai / China	30[8]
FCE (Beijing) Heat Treatment Technology Co., Ltd., Beijing / China	30[8]
GSP China Technology Co., Ltd., Beijing / China	50
ROSE Power Transmission Technology Co., Ltd, Anshan / China	50
Saitong Railway Electrification (Nanjing) Co., Ltd., Nanjing / China	50[8]

September 30, 2013	Equity interest in %
Shanghai Electric Power Generation Equipment Co., Ltd., Shanghai / China	40
Shanghai Electric Wind Energy Co., Ltd., Shanghai / China	49
Siemens Traction Equipment Ltd., Zhuzhou, Zhuzhou / China	50
Zhenjiang Siemens Busbar Trunking Systems Co. Ltd., Yangzhong / China	50
Bangalore International Airport Ltd., Bangalore / India	26
Transparent Energy Systems Private Limited, Pune / India	25[8]
P.T. Jawa Power, Jakarta / Indonesia	50
PT Asia Care Indonesia, Jakarta / Indonesia	40
Kanto Hochouki Co., Ltd., Ibaragi / Japan	25[8]
Kikoeno Soudanshitsu Co., Ltd., Tochigi / Japan	50[8]
Koden Co., Ltd., Hiroshima / Japan	43[8]
Yaskawa Siemens Automation & Drives Corp., Kitakyushu / Japan	50
Power Automation Pte. Ltd., Singapore / Singapore	49
Modern Engineering and Consultants Co. Ltd., Bangkok / Thailand	40[8]

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b German Commercial Code.
10 Exemption pursuant to Section 264 (3) German Commercial Code.

September 30, 2013	Equity interest in %	Net income in millions of €	Equity in millions of €
Other investments[12]			
Germany (10 companies)			
Ausbildungszentrum für Technik, Informationsverarbeitung und Wirtschaft gemeinnützige GmbH (ATIW), Paderborn	100[4,5]	0	2
BOMA Verwaltungsgesellschaft mbH & Co. KG, Grünwald	100[4,5]	3	(44)
BSAV Kapitalbeteiligungen und Vermögensverwaltungs Management GmbH, Grünwald	100[4,5]	3	50
Kyros Beteiligungsverwaltung GmbH, Grünwald	100[4,5]	46	339
MAENA Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Grünwald	97[4,5]	1	(101)
OSRAM Licht AG, Munich	20[5,11]	(3)	0
Realtime Technology AG, Munich	9	5	35
Siemens Global Innovation Partners I GmbH & Co. KG, Munich	50[5]	7	75
Siemens Pensionsfonds AG, Grünwald	100[4,5]	0	8
SIM 9. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich	100[4,5]	1	10
Europe, Commonwealth of Independent States (C.I.S.), Africa, Middle East (without Germany) (4 companies)			
Atos S.A., Bezons Cedex / France	14	228	2,349
Siemens Benefits Scheme Limited, Frimley, Surrey / Great Britain	74[4,5]	0	0
Medical Systems S.p.A., Genoa / Italy	45[5]	7	79
Corporate XII S.A. (SICAV-FIS), Luxembourg / Luxembourg	100[4,5]	88	6,800
Americas (4 companies)			
Middle East Opportunities Fund SPC obo Solar Energy I Segregated Portfolio, George Town / Cayman Islands	42[5]	1	6
Global Healthcare Exchange LLC, Wilmington, DE / USA	7	(4)	204
iBAHN Corporation, South Jordan, UT / USA	9	(3)	34
Longview Intermediate Holdings B, LLC, Wilmington, DE / USA	7	(36)	810

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b German Commercial Code.
10 Exemption pursuant to Section 264 (3) German Commercial Code.
11 Interests in the capital of 2.5% are held by Siemens Pension Trust e.V.
12 Values according to the latest available local GAAP financial statements; the underlying fiscal year may differ from the Siemens fiscal year.

This is a translation of the German "Konzernabschluss gemäß §315a (1) HGB der Siemens AG zum 30. September 2013." Sole authoritative and universally valid version is the German language document.

D.7 Supervisory Board and Managing Board

D.7.1 Supervisory Board

Gerhard Cromme, Dr. iur.

Chairman

Chairman of the Supervisory Board of Siemens AG

Date of birth: February 25, 1943
Member since: January 23, 2003

External positions

German supervisory board positions:

> Axel Springer AG, Berlin

Berthold Huber*

First Deputy Chairman

First Chairman, IG Metall

Date of birth: February 15, 1950
Member since: July 1, 2004

External positions

German supervisory board positions:

> Audi AG, Ingolstadt (Deputy Chairman)
> Porsche Automobil Holding SE, Stuttgart
> Volkswagen AG, Wolfsburg (Deputy Chairman)

Josef Ackermann, Dr. oec.[1]

(until September 30, 2013)

Second Deputy Chairman[2]

Advisory board member

Date of birth: February 7, 1948
Member since: January 23, 2003

External positions

Positions outside Germany:

> Belenos Clean Power Holding AG, Switzerland (Deputy Chairman)
> EQT Holdings AB, Sweden
> Investor AB, Sweden
> Royal Dutch Shell plc, Netherlands

Lothar Adler*

Chairman of the Central Works Council, Siemens AG

Date of birth: February 22, 1949
Member since: January 23, 2003

Jean-Louis Beffa

(until January 23, 2013)

Honorary Chairman of Compagnie de Saint-Gobain

Date of birth: August 11, 1941
Member since: January 24, 2008

External positions[3]

Positions outside Germany:

> Claude Bernard Participations S.A.S., France (Chairman)
> GDF SUEZ S.A., France
> JL2B Conseils, France (Chairman)
> Le Monde S.A., France
> Le Monde & Partenaires Associés S.A.S., France
> Saint-Gobain Corporation, USA
> Société Editrice du Monde S.A., France

Gerd von Brandenstein

Member of the Supervisory Boards of Siemens AG and degewo AG

Date of birth: April 6, 1942
Member since: January 24, 2008

External positions

German supervisory board positions:

> degewo AG, Berlin

Michael Diekmann

Chairman of the Board of Management, Allianz SE

Date of birth: December 23, 1954
Member since: January 24, 2008

External positions

German supervisory board positions:

> Allianz Asset Management AG, Munich (Chairman)
> Allianz Deutschland AG, Munich
> BASF SE, Ludwigshafen am Rhein (Deputy Chairman)
> Linde AG, Munich (Deputy Chairman)

Positions outside Germany:

> Allianz France S.A., France (Deputy Chairman)
> Allianz S.p.A., Italy

Hans Michael Gaul, Dr. iur.

Supervisory board member

Date of birth: March 2, 1942
Member since: January 24, 2008

External positions

German supervisory board positions:

> BDO AG Wirtschaftsprüfungsgesellschaft, Hamburg (Deputy Chairman)
> HSBC Trinkaus & Burkhardt AG, Düsseldorf

Peter Gruss, Prof. Dr. rer. nat.

President, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.

Date of birth: June 28, 1949
Member since: January 24, 2008

External positions

German supervisory board positions:

> Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich

Positions outside Germany:

> Actelion Ltd., Switzerland

Bettina Haller*

Chairwoman of the Combine Works Council, Siemens AG

Date of birth: March 14, 1959
Member since: April 1, 2007

Hans-Jürgen Hartung*

Chairman of the Works Council, Siemens Energy Sector, Erlangen, Germany

Date of birth: March 10, 1952
Member since: January 27, 2009

Robert Kensbock*

(since January 23, 2013)

Member of the Central Works Council, Siemens AG

Date of birth: March 13, 1971
Member since: January 23, 2013

Harald Kern*

Chairman of the Siemens Europe Committee

Date of birth: March 16, 1960
Member since: January 24, 2008

Jürgen Kerner*

Executive Managing Board Member, IG Metall

Date of birth: January 22, 1969
Member since: January 25, 2012

External positions

German supervisory board positions:

> Airbus Operations GmbH, Hamburg
> Eurocopter GmbH, Donauwörth
> MAN SE, Munich
> Premium Aerotec GmbH, Augsburg (Deputy Chairman)

Nicola Leibinger-Kammüller, Dr. phil.

President and Chairwoman of the Managing Board, TRUMPF GmbH + Co. KG

Date of birth: December 15, 1959
Member since: January 24, 2008

External positions

German supervisory board positions:

- Axel Springer AG, Berlin
- Deutsche Lufthansa AG, Cologne
- Voith GmbH, Heidenheim

Gérard Mestrallet

(since January 23, 2013)

Chairman of the Board and Chief Executive Officer of GDF SUEZ S.A.

Date of birth: April 1, 1949
Member since: January 23, 2013

External positions

Positions outside Germany:

- Compagnie de Saint-Gobain S.A., France
- Electrabel S.A., Belgium (Chairman)
- GDF Suez Energy Management Trading CVBA, Belgium (Chairman)
- GDF Suez Energie Services S.A., France (Chairman)
- International Power Ltd., UK
- Pargesa Holding S.A., Switzerland
- Sociedad General de Aguas de Barcelona S.A., Spain (Deputy Chairman)
- Suez Environnement Company S.A., France (Chairman)

Werner Mönius*

(until January 23, 2013)

Chairman of the Works Council, Siemens Healthcare Sector, Erlangen, Germany[4]

Date of birth: May 16, 1954
Member since: January 24, 2008

Güler Sabancı

(since January 23, 2013)

Chairwoman and Managing Director, Hacı Ömer Sabancı Holding A.Ş.

Date of birth: August 14, 1955
Member since: January 23, 2013

Håkan Samuelsson

(until January 23, 2013)

President and CEO, Volvo Car Corporation

Date of birth: March 19, 1951
Member since: January 24, 2008

External positions[3]

German supervisory board positions:

- Scandferries Holding GmbH, Rostock (Chairman)[5]
- Scandlines GmbH, Rostock (Chairman)

Positions outside Germany:

- Volvo Car Corporation, Sweden

Rainer Sieg*, Prof. Dr. iur.

Chairman of the Committee of Spokespersons, Siemens Group; Chairman of the Central Committee of Spokespersons, Siemens AG

Date of birth: December 20, 1948
Member since: January 24, 2008

Jim Hagemann Snabe[1]

(since October 1, 2013)

Co-Chief Executive Officer of SAP AG; CEO, Snabe ApS

Date of birth: October 27, 1965
Member since: October 1, 2013

External positions

Positions outside Germany:

- Bang & Olufsen A/S, Denmark (Deputy Chairman)
- Danske Bank A/S, Denmark
- SAP Labs LLC, USA
- Success Factors Inc., USA
- Syclo LLC, USA

Birgit Steinborn*

Deputy Chairwoman of the Central Works Council, Siemens AG

Date of birth: March 26, 1960
Member since: January 24, 2008

Lord Iain Vallance of Tummel

(until January 23, 2013)

Chairman, Amsphere Ltd.

Date of birth: May 20, 1943
Member since: January 23, 2003

Sibylle Wankel*

Attorney, Bavarian Regional Headquarters, IG Metall

Date of birth: March 3, 1964
Member since: April 1, 2009

External positions

German supervisory board positions:

- Audi AG, Ingolstadt
- Vaillant GmbH, Remscheid

Werner Wenning

(since January 23, 2013)

Second Deputy Chairman[6]

Chairman of the Supervisory Boards of Bayer AG and E.ON. SE

Date of birth: October 21, 1946
Member since: January 23, 2013

External positions

German supervisory board positions:

- Bayer AG, Leverkusen (Chairman)
- E.ON SE, Düsseldorf (Chairman)
- Henkel AG & Co. KGaA, Düsseldorf[7]
- Henkel Management AG, Düsseldorf

The Supervisory Board of Siemens AG has 20 members. As stipulated by the German Codetermination Act, half of the members represent Company shareholders, and half represent Company employees. The shareholder representatives were elected at the Annual Shareholders' Meeting on January 23, 2013. The employee representatives, whose names are marked with an asterisk (*), were elected in accordance with the provisions of the German Codetermination Act on September 25, 2012, effective as of the end of the Annual Shareholders' Meeting on January 23, 2013. The present Supervisory Board's term of office will expire at the conclusion of the Annual Shareholders' Meeting in 2018. As successor to Dr. Josef Ackermann, who resigned from the Supervisory Board effective September 30, 2013, Jim Hagemann Snabe has been appointed to the Supervisory Board by court order until the end of the Annual Shareholders' Meeting 2014.

1 As successor to Dr. Josef Ackermann, who resigned from the Supervisory Board effective September 30, 2013, Jim Hagemann Snabe has been appointed to the Supervisory Board by court order until the end of the Annual Shareholders' Meeting in 2014. It will be proposed to the Annual Shareholders' Meeting that Mr. Snabe be elected as a shareholder representative on the Supervisory Board for the remainder of Dr. Ackermann's term of office.

2 Until September 30, 2013.

3 As of January 23, 2013.

4 Until January 31, 2013.

5 Advisory board

6 Since October 1, 2013.

7 Shareholders' Committee.

As of September 30, 2013

D.7.1.1 SUPERVISORY BOARD COMMITTEES

The Supervisory Board of Siemens AG has established seven standing committees. Information on their activities in fiscal 2013 is provided in → A.3 REPORT OF THE SUPERVISORY BOARD, **pages 108-109 above.**

Committees	Meetings in fiscal 2013	Duties and responsibilities	Members as of September 30, 2013
Chairman's Committee	9 3 decisions by notational voting using written circulations	The Chairman's Committee performs the collective tasks of a nominating and corporate governance committee to the extent that such tasks are not performed by the Nominating Committee and German law does not require that such tasks be performed by the full Supervisory Board. In particular, the Committee makes proposals regarding the appointment and dismissal of Managing Board members and handles contracts with members of the Managing Board. The Chairman's Committee concerns itself with questions regarding the Company's corporate governance and prepares the resolutions to be approved by the Supervisory Board regarding the Declaration of Conformity with the Code, including the explanation of deviations from the Code, and regarding the approval of the Corporate Governance Report and the Report of the Supervisory Board to the Annual Shareholders' Meeting. Furthermore, the Committee submits recommendations to the Supervisory Board regarding the composition of Supervisory Board committees and decides whether to approve business transactions with Managing Board members and parties related to them.	Gerhard Cromme, Dr. iur. (Chairman) Josef Ackermann, Dr. oec.[1] Lothar Adler Berthold Huber Werner Wenning[2]
Compensation Committee	1 1 decision by notational voting using written circulations	The Compensation Committee prepares the proposals for decisions by the Supervisory Board's plenary meetings regarding the system of Managing Board compensation, including the implementation of this system in the Managing Board contracts, the definition of the targets for variable Managing Board compensation, the determination and review of the appropriateness of the total compensation of individual Managing Board members and the approval of the annual Compensation Report. In addition, the Compensation Committee prepares the regular review by the Supervisory Board's plenary meetings of the system of Managing Board compensation.	Werner Wenning (Chairman) Josef Ackermann, Dr. oec.[1] Lothar Adler Gerhard Cromme, Dr. iur. Michael Diekmann[3] Berthold Huber Birgit Steinborn
Audit Committee	6	The Audit Committee oversees the accounting process. It also prepares the Supervisory Board's recommendation to the Annual Shareholders' Meeting concerning the election of the independent auditors and submits the corresponding proposal to the full Supervisory Board. In addition to the work performed by the independent auditors, the Audit Committee also discusses the Company's financial statements, which are prepared by the Managing Board quarterly, half-yearly and annually. On the basis of the independent auditors' report on the annual financial statements, the Audit Committee makes, after its own review, recommendations to the Supervisory Board regarding the approval of the Annual Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens worldwide. It concerns itself with the Company's risk monitoring system and oversees the effectiveness of the internal control system as this relates, in particular, to financial reporting, the risk management system and the internal audit system. The Internal Audit Department reports regularly to the Audit Committee. The Audit Committee awards the audit contract to the independent auditors elected by the Annual Shareholders' Meeting and monitors the independent audit of the financial statements – including, in particular, the auditors' independence, professional expertise and services – and performs other functions assigned to it under the Sarbanes-Oxley Act (SOA).	Hans Michael Gaul, Dr. iur.[4,5] (Chairman) Josef Ackermann, Dr. oec.[1] Gerd von Brandenstein[3] Gerhard Cromme, Dr. iur.[4] Bettina Haller Robert Kensbock[3] Jürgen Kerner Jim Hagemann Snabe[3] Birgit Steinborn

Committees	Meetings in fiscal 2013	Duties and responsibilities	Members as of September 30, 2013
Compliance Committee	5	The Compliance Committee concerns itself, in particular, with the Company's adherence to statutory provisions, official regulations and internal Company policies.	Gerhard Cromme, Dr. iur. (Chairman) Josef Ackermann, Dr. oec.[1] Lothar Adler Gerd von Brandenstein[3] Hans Michael Gaul, Dr. iur. Bettina Haller Harald Kern[3] Jim Hagemann Snabe[3] Sibylle Wankel
Finance and Investment Committee[6]	3	Based on the Company's overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board, the Finance and Investment Committee prepares the discussions and resolutions of the Supervisory Board regarding questions relating to the Company's financial situation and structure as well as its fixed asset and financial investments. In addition, the Committee has been authorized by the Supervisory Board to decide on the approval of transactions and measures that require Supervisory Board approval and have a value of less than €600 million.	Gerhard Cromme, Dr. iur. (Chairman) Lothar Adler Gerd von Brandenstein[7] Peter Gruss, Prof. Dr. rer. nat.[3] Harald Kern Jürgen Kerner Gérard Mestrallet[7] Jim Hagemann Snabe[3] Birgit Steinborn Werner Wenning
Nominating Committee	5	The Nominating Committee is responsible for making recommendations to the Supervisory Board on suitable candidates for election as shareholder representatives on the Supervisory Board by the Annual Shareholders' Meeting.	Gerhard Cromme, Dr. iur. (Chairman) Josef Ackermann, Dr. oec.[1] Hans Michael Gaul, Dr. iur. Nicola Leibinger-Kammüller, Dr. phil. Werner Wenning[2]
Mediation Committee, under Section 27 para. 3 and Section 31 para. 3 and 5 of the German Codetermination Act	0	The Mediation Committee submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required for the appointment or dismissal of a Managing Board member.	Gerhard Cromme, Dr. iur. (Chairman) Josef Ackermann, Dr. oec.[1] Lothar Adler Berthold Huber Werner Wenning[3]

1 Until September 30, 2013
2 Since October 1, 2013.
3 Since November 2013
4 Audit committee financial expert as defined by the Sarbanes-Oxley Act.
5 Fulfills the requirements of Section 100 para. 5 and Section 107 para. 4 of the German Stock Corporation Act (Aktiengesetz).
6 Renamed "Innovation and Finance Committee" in November 2013.
7 Until November 2013.

Further information on corporate governance at Siemens is available at
WWW.SIEMENS.COM/CORPORATE-GOVERNANCE

D.7.2 Managing Board

Joe Kaeser

President and Chief Executive Officer, Siemens AG[1]

Date of birth: June 23, 1957
First appointed: May 1, 2006
Term expires: July 31, 2018

External positions

German supervisory board positions:

> Allianz Deutschland AG, Munich

Positions outside Germany:

> NXP Semiconductors B.V., Netherlands

Group Company positions

German supervisory board positions:

> BSH Bosch und Siemens Hausgeräte GmbH, Munich (Deputy Chairman)[2]

Positions outside Germany:

> Siemens AG Österreich, Austria[3]
> Siemens Corp., USA (Deputy Chairman)[4]
> Siemens Ltd., India

Peter Löscher

(until July 31, 2013)

President and Chief Executive Officer, Siemens AG[5]

Date of birth: September 17, 1957
First appointed: July 1, 2007
Term originally to have expired: March 31, 2017

External positions[6]

German supervisory board positions:

> Deutsche Bank AG, Frankfurt am Main
> Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich

Positions outside Germany:

> TBG Limited, Malta (Thyssen-Bornemisza Group)

Roland Busch, Dr. rer. nat.

Date of birth: November 22, 1964
First appointed: April 1, 2011
Term expires: March 31, 2016

External positions

Positions outside Germany:

> Atos S.A., France

Group Company positions

Positions outside Germany:

> Siemens Industry Inc., USA
> Siemens Ltd., China (Chairman)
> Siemens Ltd., India
> Siemens Pte. Ltd., Singapore
> Siemens Schweiz AG, Switzerland (Chairman)

Brigitte Ederer

(until September 30, 2013)

Date of birth: February 27, 1956
First appointed: July 1, 2010
Term originally to have expired: June 30, 2015

External positions

German supervisory board positions:

> Jenoptik AG, Jena

Positions outside Germany:

> Boehringer Ingelheim RCV GmbH, Austria
> Österreichische Industrie-holding AG (ÖIAG), Austria

Group Company positions[7]

Positions outside Germany:

> Siemens AG Österreich, Austria (Chairwoman)
> Siemens Holdings plc, UK
> Siemens Nederland N.V., Netherlands (Chairwoman)
> Siemens S.A., Spain (Chairwoman)
> Siemens S.p.A., Italy (Deputy Chairwoman)

Klaus Helmrich

Date of birth: May 24, 1958
First appointed: April 1, 2011
Term expires: March 31, 2016

External positions

German supervisory board positions:

> EOS Holding AG, Krailling

Group Company positions

German supervisory board positions:

> BSH Bosch und Siemens Hausgeräte GmbH, Munich

Barbara Kux

(until November 16, 2013)

Date of birth: February 26, 1954
First appointed: November 17, 2008
Term expired: November 16, 2013

External positions

German supervisory board positions:

> Henkel AG & Co. KGaA, Düsseldorf

Positions outside Germany:

> Firmenich International SA, Switzerland
> Total S.A., France

Hermann Requardt, Prof. Dr. phil. nat.

Date of birth: February 11, 1955
First appointed: May 1, 2006
Term expires: March 31, 2016

External positions

German supervisory board positions:

> Software AG, Darmstadt

Group Company positions

Positions outside Germany:

> Siemens Healthcare Diagnostics Inc., USA
> Siemens Japan Holding K.K., Japan (Chairman)
> Siemens Japan K.K., Japan (Chairman)
> Siemens Medical Solutions USA, Inc., USA (Chairman)

Siegfried Russwurm, Prof. Dr.-Ing.

Date of birth: June 27, 1963
First appointed: January 1, 2008
Term expires: March 31, 2017

External positions

German supervisory board positions:

> Deutsche Messe AG, Hanover
> inpro Innovationsgesellschaft für fortgeschrittene Produktionssysteme in der Fahrzeugindustrie mbH, Berlin
> OSRAM GmbH, Munich (Chairman)
> OSRAM Licht AG, Munich (Chairman)

Group Company positions

German supervisory board positions:

> BSH Bosch und Siemens Hausgeräte GmbH, Munich

Positions outside Germany:

> Arabia Electric Ltd. (Equipment), Saudi Arabia (Deputy Chairman)
> Siemens Industry Inc., USA (Chairman)
> Siemens Ltd., China
> Siemens Ltd., Saudi Arabia (Deputy Chairman)
> Siemens Ltd., South Africa (Chairman)
> Siemens Middle East, FZ-LLC, United Arab Emirates
> Siemens VAI Metals Technologies GmbH, Austria
> VA TECH T & D Co. Ltd., Saudi Arabia

Peter Y. Solmssen

Date of birth: January 24, 1955
First appointed: October 1, 2007
Term expires: March 31, 2017[8]

Group Company positions

Positions outside Germany:

> Siemens Corp., USA (Chairman)
> Siemens S.A., Colombia (Chairman)

Michael Süß, Dr. rer. pol.

Date of birth: December 25, 1963
First appointed: April 1, 2011
Term expires: March 31, 2016

External positions

German supervisory board positions:

> Herrenknecht AG, Schwanau

Ralf P. Thomas, Dr. rer. pol.

Date of birth: March 7, 1961
First appointed: September 18, 2013
Term expires: September 17, 2018

Group Company positions

Positions outside Germany:

> Siemens Holdings plc, UK
> Siemens Industry Inc., USA
> Siemens VAI Metals Technologies GmbH, Austria

1 Since August 1, 2013.
2 Until November 30, 2013.
3 Until November 5, 2013
4 Until October 1, 2013.
5 Until July 31, 2013.
6 As of July 31, 2013.
7 Until September 30, 2013.
8 As a rule, reappointments are effected until the completion of the 60th year of life only, but with the added proviso that they may be extended one year at a time for a maximum of five additional years if neither the member of the Managing Board nor the Supervisory Board objects.

As of September 30, 2013

D.7.2.1 MANAGING BOARD COMMITTEES

Committee	Meetings in fiscal 2013	Duties and responsibilities	Members as of September 30, 2013
Equity and Employee Stock Committee	5 decisions by notational voting using written circulations	The Equity and Employee Stock Committee oversees the utilization of authorized capital in connection with the issuance of employee stock as well as the implementation of certain capital measures. It also determines the scope and conditions of the share-based compensation components and/or compensation programs for employees and managers (with the exception of the Managing Board).	Joe Kaeser (Chairman)[1] Brigitte Ederer[2] Klaus Helmrich[3] Ralf P. Thomas, Dr. rer. pol.[4]

1 Since August 1, 2013.
2 Until September 30, 2013.
3 Since October 1, 2013.
4 Since September 18, 2013.

Further information on corporate governance at Siemens is available at
WWW.SIEMENS.COM/CORPORATE-GOVERNANCE

Responsibility statement

Independent Auditor's report

Statement of the Managing Board

Five-year summary

Company structure

Financial calendar

How have the company's key business figures developed over the past five years? What are the key financial dates for the next twelve months? How is the company structured? All this information is available here. A wealth of guidance for finding your way around Annual Report 2013 is also available.

WWW.SIEMENS.COM/AR/ADDITIONAL-INFORMATION

Additional Information


E.

Additional Information



Due to rounding, numbers presented throughout this Additional Information Chapter may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

E.1 Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the Consolidated Financial Statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group Management Report, which has been combined with the Management Report for Siemens Aktiengesellschaft, includes a fair review of the development and performance of the business and the position of the Group, together with a description of the material opportunities and risks associated with the expected development of the Group.

Munich, November 20, 2013

Siemens Aktiengesellschaft
The Managing Board

Joe Kaeser | Dr. Roland Busch | Klaus Helmrich

Prof. Dr. Hermann Requardt | Prof. Dr. Siegfried Russwurm | Peter Y. Solmssen

Dr. Michael Süß | Dr. Ralf P. Thomas

E.2 Independent Auditor's report

To Siemens Aktiengesellschaft, Berlin and Munich

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Siemens Aktiengesellschaft, Berlin and Munich, and its subsidiaries, which comprise the consolidated statements of income, comprehensive income, financial position, cash flow and changes in equity, and notes to the consolidated financial statements for the business year from October 1, 2012 to September 30, 2013.

Management's Responsibility for the Consolidated Financial Statements

The management of Siemens Aktiengesellschaft is responsible for the preparation of these consolidated financial statements. This responsibility includes preparing these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), the supplementary requirements of German law pursuant to Sec. 315a (1) HGB ["Handelsgesetzbuch": German Commercial Code] and full IFRS as issued by the International Accounting Standards Board (IASB), to give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The company's management is also responsible for the internal controls that management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Sec. 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW) as well as in supplementary compliance with International Standards on Auditing (ISA). Accordingly, we are required to comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing audit procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The selection of audit procedures depends on the auditor's professional judgment. This includes the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In assessing those risks, the auditor considers the internal control system relevant to the entity's preparation of the consolidated financial statements that give a true and fair view. The aim of this is to plan and perform audit procedures that are appropriate in the given circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

Pursuant to Sec. 322 (3) Sentence 1 HGB, we state that our audit of the consolidated financial statements has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply in all material respects with IFRS as adopted by the EU, the supplementary requirements of German commercial law pursuant to Sec. 315a (1) HGB and full IFRS as issued by the IASB and give a true and fair view of the net assets and financial position of the Group as at September 30, 2013 as well as the results of operations for the business year then ended, in accordance with these requirements.

REPORT ON THE GROUP MANAGEMENT REPORT

We have audited the accompanying group management report, which is combined with the management report of Siemens Aktiengesellschaft, for the business year from October 1, 2012 to September 30, 2013. The management of the company is responsible for the preparation of the group management report in compliance with the applicable requirements of German commercial law pursuant to Sec. 315a (1) HGB. We are required to conduct our audit in accordance with Sec. 317 (2) HGB and German generally accepted standards for the audit of the group management report promulgated by the IDW. Accordingly, we are required to plan and perform the audit of the group management report to obtain reasonable assurance about whether the group management report is consistent with the consolidated financial statements and the audit findings, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Pursuant to Sec. 322 (3) Sentence 1 HGB, we state that our audit of the group management report has not led to any reservations.

In our opinion, based on the findings of our audit of the consolidated financial statements and group management report, the group management report is consistent with the consolidated financial statements, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, November 20, 2013

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Krämmer	Prof. Dr. Hayn
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

E.3 Statement of the Managing Board

The Managing Board of Siemens Aktiengesellschaft is responsible for preparing the Consolidated Financial Statements and the Group Management Report. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union as well as with the additional requirements set forth in Section 315a (1) of the German Commercial Code (Handelsgestzbuch). The financial statements are also in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The Group Management Report is consistent with the Consolidated Financial Statements and is combined with the Management Report of Siemens Aktiengesellschaft.

Siemens employs extensive internal controls, company-wide uniform reporting guidelines and additional measures, including employee training and continuing education, with the intention that the Consolidated Financial Statements and the Group Management Report are conducted correctly and in accordance with the applicable legal requirements. Members of the management of the Sectors, Divisions, Financial Services, Cross-Sector Services, Regional Clusters and certain Corporate Units, supported by certifications of management of entities under their responsibility have confirmed to us the correctness of the financial data they have reported to Siemens' corporate headquarters and the effectiveness of the related control systems. Compliance with the guidelines as well as the reliability and effectiveness of the control systems are continuously examined by Internal Corporate Audit throughout the Siemens Group. Our risk management system complies with the requirements of the German Corporation Act (Aktiengesetz). Our risk management system is designed to enable the Managing Board to recognize potential risks early on and initiate timely countermeasures.

In accordance with the resolution adopted at the Annual Shareholders' Meeting, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft has audited the Consolidated Financial Statements and Group Management Report, which is combined with the Management Report of Siemens Aktiengesellschaft, and issued an unqualified opinion. Together with the independent auditors, the Supervisory Board has thoroughly examined the Consolidated Financial Statements, the Group Management Report, and the Independent Auditors' Report. The result of this examination is included in the Report of the Supervisory Board (→ A.3 OF THIS ANNUAL REPORT).

Munich, November 27, 2013

The Managing Board

Joe Kaeser | Dr. Roland Busch | Klaus Helmrich

Prof. Dr. Hermann Requardt | Prof. Dr. Siegfried Russwurm | Peter Y. Solmssen

Dr. Michael Süß | Dr. Ralf P. Thomas

E.4 Five-year summary

Revenue and profit[1,2]		FY 2013	FY 2012	FY 2011	FY 2010	FY 2009
Revenue	in millions of €	**75,882**	77,395	72,526	67,862	68,726
Gross profit	in millions of €	**20,829**	21,925	21,907	19,768	18,707
Income from continuing operations	in millions of €	**4,212**	4,642	6,625	4,065	2,456
Net income	in millions of €	**4,409**	4,282	5,899	3,881	2,448

Assets, liabilities and equity[2]		FY 2013	FY 2012	FY 2011	FY 2010	FY 2009
Current assets	in millions of €	**46,937**	52,128	52,540	50,179	44,087
Current liabilities	in millions of €	**37,868**	42,627	43,549	40,602	36,510
Debt	in millions of €	**20,453**	20,707	17,940	19,913	19,638
Long-term debt	in millions of €	**18,509**	16,880	14,280	17,497	18,940
Net debt[3]	in millions of €	**10,663**	9,292	4,995	5,560	9,309
Post-employment benefits	in millions of €	**9,265**	9,801	7,188	8,342	5,859
Equity (including non-controlling interests)	in millions of €	**28,625**	31,424	32,271	29,222	27,351
as a percentage of total assets	in %	**28**	29	31	28	29
Total assets	in millions of €	**101,936**	108,251	104,210	102,791	94,911

Cash flows[1,2]		FY 2013	FY 2012	FY 2011	FY 2010	FY 2009
Cash flows from operating activities – continuing operations	in millions of €	**7,126**	6,923	8,140	9,009	6,299
Amortization, depreciation and impairments[4]	in millions of €	**2,819**	2,732	2,471	2,558	2,353
Cash flows from investing activities – continuing operations	in millions of €	**(4,836)**	(5,029)	(2,890)	(2,285)	(2,544)
Additions to intangible assets and property, plant and equipment	in millions of €	**(1,869)**	(2,195)	(2,151)	(1,932)	(2,126)
Cash flows from financing activities – continuing operations	in millions of €	**(3,422)**	(3,523)	(6,970)	(2,868)	(441)
Change in cash and cash equivalents	in millions of €	**(1,717)**	(1,561)	(1,715)	4,023	3,275
Free cash flow – continuing operations	in millions of €	**5,257**	4,727	5,989	7,077	4,172

Employees – continuing operations[1]		FY 2013	FY 2012	FY 2011	FY 2010	FY 2009
Employees (September 30)	in thousands	**362**	366	355	330	327

Stock market information		FY 2013	FY 2012	FY 2011	FY 2010	FY 2009
Basic earnings per share (continuing and discontinued operations)[2]	in €	**5.08**	4.74	6.55	4.28	2.59
Basic earnings per share (continuing operations)[1,2]	in €	**4.85**	5.15	7.37	4.50	2.61
Diluted earnings per share (continuing and discontinued operations)[2]	in €	**5.03**	4.69	6.48	4.23	2.57
Diluted earnings per share (continuing operations)[1,2]	in €	**4.80**	5.10	7.29	4.45	2.57
Dividend per share	in €	**3.00[5]**	3.00	3.00	2.70	1.60
Stock price range (Xetra closing price)						
High	in €	**90.33**	79.71	99.38	79.37	66.45
Low	in €	**76.00**	63.06	64.45	60.20	35.52
Fiscal year-end	in €	**89.06**	77.61	68.12	77.43	63.28
Performance of Siemens shares year over year						
Compared to DAX®	in %-points	**3.67**	(12.57)	2.17	15.53	2.24
Compared to MSCI World	in %-points	**2.55**	(3.01)	(5.16)	18.53	1.86
Number of shares issued (September 30)	in millions	**881**	881	914	914	914
Market capitalization[6]	in millions of €	**75,078**	66,455	59,554	67,351	54,827
Credit rating – long-term debt						
Standard & Poor's		**A+**	A+	A+	A+	A+
Moody's Investors Service		**Aa3**	Aa3	A1	A1	A1

1 Regarding activities classified as discontinued operations, prior years are presented on a comparable basis.

2 Adjusted for effects adopting IAS 19R. Prior years are presented on a comparable basis.

3 Net debt results from total debt less total liquidity. Total debt comprises short-term debt and current maturities of long-term debt as well as long-term debt. Total liquidity comprises cash and cash equivalents as well as available-for-sale financial assets (current).

4 Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

5 To be proposed to the Annual Shareholders' Meeting.

6 On the basis of outstanding shares.

Quarterly data[1]		FY 2013	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	in millions of €	**75,882**	21,168	19,009	17,779	17,925
Net income	in millions of €	**4,409**	1,068	1,098	1,030	1,214

Quarterly data[1]		FY 2012	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	in millions of €	77,395	21,444	19,271	19,033	17,648
Net income	in millions of €	4,282	1,191	770	938	1,383

1 Regarding activities classified as discontinued operations, prior periods are presented on a comparable basis.

E.5 Glossary

A

Adjusted EBITDA
Abbreviation for the performance measure »earnings before interest, taxes, depreciation and amortization«. Siemens defines adjusted EBITDA on group level as result of the following line items: Income from continuing operations before income taxes less Financial income (expenses), net (comprised of Interest expenses, Interest income and Other financial income (expenses), net) and less Income (loss) from investments accounted for using the equity method, net (adjusted EBIT), plus amortization and depreciation and impairment of property, plant and equipment and goodwill.

American Depositary Shares (ADSs)/ American Depositary Receipts (ADRs)
A U.S. dollar-denominated certificate issued by a U.S. bank, representing a share of a foreign-based company available for purchase on an American stock exchange. The entire issuance is called an American Depositary Receipt (ADR) and the individual shares are referred to as ADSs.

Asset management
The process of managing and controlling company assets in order to enhance operational efficiency in using these assets in business operations.

C

Captive finance unit
A financial services unit organized as a business within an industrial company that offers financial solutions primarily to customers of the operating units of that company.

Comfort letter
A written statement prepared by an independent auditor which expresses an opinion on the results of certain audit procedures.

Commercial paper
Short-term debt instrument in the form of bearer bonds, issued in the money market by companies with strong credit ratings.

Commercial Paper Program
Program for the issuance of commercial papers that can be drawn in different currencies.

Compliance
Adherence to laws and to external and internal guidance or codes of conduct.

Corporate Treasury
A corporate unit responsible for financial management, particularly relating to the liquidity and cash management as well as the financial risk management.

Credit Rating
Standardized indicator for the assessment of issuers' credit ratings; determined by specialized agencies.

D

Debt Issuance Program
A kind of framework agreement between companies and traders of notes (usually banks), enabling a company to issue securities in the capital market under predetermined terms and conditions, thus providing flexibility in raising debt within a very short period of time.

Derivatives/Derivative financial instruments
An instrument that derives its value from that of an underlying instrument or index, is settled at a future date and often requires no or a relatively low initial investment.

Discontinued operations
A component of an entity that either has been disposed of in the fiscal year or is classified as held for sale and represents a separate major line of business or geographical area of operations; is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or is a subsidiary acquired exclusively with a view to resale.

E

Emerging markets
Economies that are not industrialized economies. Siemens defines emerging market countries in accordance with the International Monetary Fund's definition of "Emerging Market and Developing Economies".

F

Free cash flow
A measure of operative cash generation. Siemens defines "Free cash flow" as cash flows from operating activities less additions to intangible assets and property, plant and equipment.

Functional costs
Functional costs comprise the following line items: Cost of sales, Research and development expenses, and Selling and general administrative expenses.

G

German Corporate Governance Code
Drafted by a German government commission, the German Corporate Governance Code is a set of recommendations and suggestions for the good management and supervision of publicly listed companies.

H

Hybrid bond — A corporate bond that, due to its characteristics such as long maturity date and subordination, bears the character of both debt and equity.

O

Operating net working capital — The net amount of inventories less advance payments received plus trade and other receivables minus trade payables and minus billings in excess of costs and estimated earnings on uncompleted contracts and related advances.

Order backlog — Inventory of orders for goods and services based on binding contractual arrangements with customers.

R

Return on capital employed (ROCE) — This key performance indicator shows how efficiently a company works with the capital of its shareholders and lenders.

Risk management — Systematic process to identify and assess potential opportunities and risks and to select and implement response strategies with respect to these opportunities and risks.

S

Sensitivity analysis — Analysis of effects of possible changes in assumptions. It is used, for example, to estimate how the defined benefit obligation is affected by decreasing/increasing discount rates.

Supply Chain Management — Comprises the planning and management of all processes in connection with supplier selection, procurement and logistics.

W

Weighted Average Cost of Capital (WACC) — The rate that a company is expected to pay on average to all its providers of capital to finance its assets.

E.6 Index

M

N

O

P

R

S

T

U

V

W

E.7 Company structure

Managing Board of Siemens AG

Joe Kaeser
President and
Chief Executive Officer

Corporate Development

Governance & Markets

Communications and Government Affairs

Legal and Compliance

Roland Busch

Infrastructure & Cities

Corporate Sustainability Office

Asia (excluding Japan), Australia

Klaus Helmrich

Human Resources

Corporate Technology

Hermann Requardt

Healthcare

South America, Japan

Sectors

Energy
Michael Süß

Energy Service Randy Zwirn

Power Generation Roland Fischer

Power Transmission Karlheinz Springer

Wind Power Markus Tacke

Healthcare
Hermann Requardt

Clinical Products Britta Fünfstück

Customer Solutions Norbert Gaus

Diagnostics Michael Reitermann

Imaging & Therapy Systems Bernd Montag

Industry
Siegfried Russwurm

Customer Services Dirk Hoke

Drive Technologies Ralf-Michael Franke

Industry Automation Anton Sebastian Huber

Regional organization by reporting region

Americas

Brazil Paulo Ricardo Stark

Canada Robert Hardt

Colombia Daniel Fernandez

Mexico Louise Koopman Goeser

United States Eric Spiegel

Asia, Australia

Australia Jeffery Connolly

China Lothar Herrmann

India Sunil Mathur

Indonesia Josef Winter

Japan Junichi Obata

Republic of Korea JongKap Kim

Singapore Armin Bruck

Europe, C.I.S.,[1] Africa, Middle East

Austria Wolfgang Hesoun

Belgium André Bouffioux

Czech Republic Eduard Palisek

France Christophe de Maistre

Germany Rudolf Martin Siegers

Italy Federico Vilfredo Golla

Netherlands Ab van der Touw

1 Commonwealth of Independent States

Siegfried Russwurm

Industry

Corporate Supply Chain Management

Information Technology

Corporate Security Office

Europe, C.I.S.,[1] Africa

Michael Süß

Energy

North America, Middle East

Ralf P. Thomas

Finance and Controlling

Financial Services

Siemens Real Estate

Global Shared Services

Equity Investments

Infrastructure & Cities

Roland Busch

Building Technologies Johannes Milde

Low and Medium Voltage Ralf Christian

Mobility and Logistics Sami Atiya

Rail Systems Jochen Eickholt

Smart Grid Jan Mrosik

Cross-Sector Activities

Financial Services Roland Chalons-Browne

Global Shared Services Michel F. de Zeeuw

Siemens Real Estate Zsolt Sluitner

Poland Peter Baudrexl

Portugal Carlos Melo Ribeiro

Russian Federation Dietrich Möller

Saudi Arabia Arja Talakar

South Africa Sigi Proebstl

Spain Rosa María García

Sweden Ulf Troedsson

Switzerland Siegfried Gerlach

Turkey Hüseyin Gelis

United Arab Emirates Dietmar Siersdorfer

United Kingdom Roland Aurich

As of January 1, 2014

The members of the Supervisory Board are listed in
→ D.7 SUPERVISORY BOARD AND MANAGING BOARD, pages 338–339

E.8 Further information and information resources

Further information on the contents of this Annual Report is available from:

Address Siemens AG
Wittelsbacherplatz 2
80333 Munich
Germany

Phone +49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax +49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail press@siemens.com
investorrelations@siemens.com

Additional information
The Siemens Annual Report for 2013 is available online at:
WWW.SIEMENS.COM/ANNUAL-REPORT

Combined reporting
This Siemens Annual Report combines our previously separate Annual and Sustainability Reports to provide an integrated overview of our Company's key topics. Further information on Siemens' commitment to sustainability and additional indicators are available at:
WWW.SIEMENS.COM/SUSTAINABILITY
WWW.SIEMENS.COM/SUSTAINABILITY-FIGURES

In addition to an Annual Report at the end of each fiscal year, Siemens publishes quarterly consolidated financial statements in the form of press releases. Conference calls and press conferences supplement these reports, giving journalists and analysts further opportunities to review developments in our businesses. Financial reporting for the first three quarters is complemented by extensive interim reports. These reports are submitted to Deutsche Börse and the U.S. Securities and Exchange Commission (SEC), among other organizations. Siemens also provides the SEC with the Annual Report on Form 20-F. All these financial reports are available at:
WWW.SIEMENS.COM/FINANCIAL-REPORTS

Information on research, development and innovation at Siemens is available at:
WWW.SIEMENS.COM/INNOVATION

The Siemens publication *Pictures of the Future: The Magazine for Research and Innovation* is available at:
WWW.SIEMENS.COM/POF

Copies of the Annual Report can be ordered at:
E-mail siemens@bek-gmbh.de
Internet WWW.SIEMENS.COM/ORDER-ANNUALREPORT
Fax +49 7237-1736

Siemens employees may obtain copies at:
Intranet HTTPS://INTRANET.SIEMENS.COM/ORDER-ANNUALREPORT
English Order no. A19100-F-V100-X-7600
German Order no. A19100-F-V100

Employees should include their postal address and complete order data (Org-ID and cost center information) when ordering.

Concept and coordination
Communications and Government Affairs
Dr. Johannes von Karczewski
Annette Häfelinger

Finance and Controlling
Dr. Marcus Mayer

Layout/Production
hw.design GmbH
Publicis München, ZN der PWW GmbH

Ecofriendly production
This Annual Report has been produced using chlorine-free bleached materials and climate-neutral production processes. In accordance with the guidelines of the Forest Stewardship Council (FSC), all the paper used in this Annual Report comes from controlled sources such as sustainable forests. The mill in which the paper was produced is certified in accordance with ISO 9001, 14001 and 18001 guidelines. It uses only chlorine-free bleached pulps (ECF), which are subsequently processed without the use of elemental chlorine.

E.9 Financial calendar[1]

28 January 2014

First-quarter financial report

28 January 2014

Annual Shareholders' Meeting for fiscal 2013

29 January 2014

Ex-dividend date

08 May 2014

Second-quarter financial report

31 July 2014

Third-quarter financial report

06 November 2014

Preliminary figures for fiscal 2014

27 January 2015

Annual Shareholders' Meeting for fiscal 2014

1 Provisional. Updates will be published at: WWW.SIEMENS.COM/FINANCIAL-CALENDAR


Order no. A19100-F-V100-X-7600

For 166 years, Siemens has stood for innovative strength, a passion for technology, sustainability, responsibility and an uncompromising commitment to quality and excellence. As a globally operating technology company, we're rigorously leveraging the advantages that our setup provides. To tap business opportunities in both new and established markets, we've organized our Company into four Sectors: Energy, Healthcare, Industry and Infrastructure & Cities. In fiscal 2013, our roughly 362,000 employees generated revenue from continuing operations of about €75.9 billion and income from continuing operations of about €4.2 billion – further proof that we're thinking for the long term and providing answers for the challenges of our time.

siemens.com/annual-report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 6, 2013

/s/ DR. JOCHEN SCHMITZ

Name: Dr. Jochen Schmitz

Title: Corporate Vice President and Controller

/s/ DR. JUERGEN M. WAGNER

Name: Dr. Juergen M. Wagner

Title: Head of Financial Disclosure and Corporate Performance Controlling